Exhibit 99

Integrated Annual Report 2023-24 Powering Progress Together

Powering Progress Together Banking, by its very nature has a multiplier effect on the economy. HDFC Bank has been at the forefront of banking in India, through innovation, efficiency and customer-centricity. This has earned us the distinction of being one of the most trusted financial institutions in the country. The Bank focuses on holistic value creation for stakeholders. It plays a critical role in achieving individuals’ financial goals, fostering business growth, making a difference to the lives of people through our social initiatives and contributing to the nation’s overall progress. Our strength lies in identifying promising opportunities and capitalising on them quickly through our execution skills. Our extensive physical and digital footprint enables us to extend world-class banking services to even remote parts of the country. We have consistently grown our balance sheet and profits while maintaining a best-in-class asset quality.

Merger: The Power of One

The merger of HDFC Limited with and into HDFC Bank has created a stronger financial services conglomerate with the addition of subsidiaries like HDFC Life, HDFC ERGO and HDFC AMC. This has opened up a fresh pathway for future growth through the ownership of a reputed home loan product, thereby enhancing our ability to serve customers better and tap into opportunities for cross-sell. Thus, the merger further fortifies our position in the market.

Catering to the Financial Needs of Indians

We provide a wide array of products and services that cater to the diverse needs of retail and business (MSMEs and emerging corporates), customers spread across metros, urban, semi-urban and rural locations. From personal loans and mortgages to working capital and trade finance, we offer solutions that are designed to meet the evolving requirements of our customers. We strive to support every stage of a customer’s financial journey.

Enhancing Efficiency and Experience with Digitalisation

The customer landscape is ever evolving and our dynamic customer-centric approach leverages the power of technology in meeting their needs. The Bank has a robust digital ecosystem that enhances customer experience through seamless online journeys, driving operational efficiencies and enabling the customer to stay connected with the Bank on a continuous basis. We prioritise personalised digital banking, offering tailored solutions and inclusive access.

Driving Change Through Parivartan

Through our CSR initiative, Parivartan, we impact the lives of people and are committed to developing sustainable ecosystems through five focused areas. These are Rural Development, Education, Skill Development and Livelihood Enhancement, Healthcare and Hygiene, and Financial Literacy and Inclusion. These contribute towards societal growth and social well-being.

Growing with Our People

At HDFC Bank, we are committed to grow with our people. We foster an inclusive environment where every employee has the tools to succeed. We value diversity and are dedicated to bridging the gender gap, nurturing an atmosphere of mutual growth and support. This reflects our values and commitment to equality.

Committed to a Sustainable Future

Sustainability is a core value of the Bank. Evaluating Environmental, Social, and Governance (ESG) risks is now a part of our credit appraisal process. Capturing ESG data from our internal operations remains a priority. We have committed to becoming a carbon-neutral organisation by Financial Year 2031-32. Our unrelenting efforts in this direction have enabled us to continuously enhance our transparency and disclosure practices.

Building Trust and Transparency

In our quest for profitable growth, we do not lose sight of Governance standards. Our Governance Framework ensures rigorous compliance with regulations maintaining robust risk management and internal controls, to ensure sustainable value creation for our stakeholders.

In Step with the Nation’s Growth

With India embarking on a long-term journey of inclusive progress, the banking industry must play a pivotal role. We at HDFC Bank are well positioned to contribute to this, through our innovative financial solutions, a widespread network, strategic partnerships and social initiatives.

Our Performance Balance Sheet Size (K Cr) Profit After Tax (K Cr) Earnings Per Share (K) 36,17,623 60,812 85.8 46.7% 37.9% 8.2% Deposits (K Cr) Advances (K Cr) Return On Equity (%) 23,79,786 24,84,862 16.1 26.4% 55.2% Dividend Per Share (K) Return on Assets Cost to Income 19.5^ (Average) (%) Ratio (%) 1.98 40.2 ^Proposed Note: The figures for the year ended March 31, 2024 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same. y-o-y Online version of the report can be accessed here

What’s Inside Overview About the Report 04 Highlights 06 Home Loan Advantage 08 Re-imagining Value Creation—Power of the Group 10 Introduction to HDFC Bank Our Presence 14 Our Journey 16 Our Performance Chairman’s Message 18 The merger has further strengthened our position as a leading financial conglomerate Atanu Chakraborty Part-time Chairman and Independent Director, HDFC Bank Limited Message from the MD & CEO 20 With our financial discipline, prudent investment in technology and a passionate commitment to customer centricity, I’m pleased to report that your Bank has performed well Sashidhar Jagdishan Managing Director & Chief Executive Officer, HDFC Bank Limited Financial Performance 26 Business Segments 28 Commercial and Rural Banking 30 How We Create Value Our Value Creation Model 32 Stakeholder Engagement 34 Materiality 38 Our Strategy Strategy in Action 50 External Environment 68 Risk Management 74 Business Continuity Management Program, Information & Cyber Security Practices and Data Privacy Measures 82 Responsible Business ESG Strategy Encompassing Sustainable Finance 88 Environment 96 Customer Centricity 120 Future Ready Digital Bank 126 Social—People 138 Social—Community 158 Nation Building 182 Connecting the Capitals 186 Governance 188 Board of Directors 196 Leadership Team 198 10 year Financial Highlights 200 Awards 202 Assurance Statement 203 GRI Index 209 Statutory Reports and Financial Statements Directors’ Report 214 Independent Auditor’s Report for Standalone Financials 280 Balance Sheet 290 Profit and Loss Account 291 Cash Flow Statement 292 Schedules to the Financial Statements 294 Independent Auditor’s Report for Consolidated Financials 394 Consolidated Balance Sheet 416 Consolidated Profit and Loss Account 417 Consolidated Cash Flow Statement 418 Schedules to the Consolidated Statements 420 Statement Pursuant to section 129 487 Certificate on Corporate Governance 489 Certificate Under Sebi Listing Regulations 490 Corporate Governance 492 Business Responsibility and Sustainability Report 527 Shareholder information 584 03

ABOUT THE REPORT

The Integrated Annual Report for FY 2023-24 offers a comprehensive overview of HDFC Bank’s (referred to as ‘We’, ‘Us’, or ‘the Bank’) journey in fulfilling its purpose, demonstrating how the Bank generates value for stakeholders, including customers, shareholders, investors, regulators, employees, and society. The merger of HDFC Bank and erstwhile HDFC Ltd represents a significant milestone, creating a robust entity positioned to influence India’s growth trajectory. This commitment underscores the Bank’s value creation narrative and its broader impact. Beyond financial metrics, the report delves into non-financial performance, risks, opportunities, strategic priorities, and sustainability efforts. Additionally, it also provides insights into the governance and risk management framework that underpins the Bank’s performance.

Reporting Principles and Framework

The financial information presented in this report is in line with the requirements of

•	The Companies Act, 2013 (including the rules made thereunder)

•	The Companies (Accounting Standards) Rules, 2006

•	The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

•	The Banking Regulation Act, 1949 and other relevant RBI regulations

The report has been prepared in alignment with the <IR> framework prescribed by the IFRS Foundation and also contains disclosures with reference to GRI Standards 2021, Task Force on Climate related Financial Disclosures (TCFD), Business Responsibility and Sustainability Report (BRSR), BRSR Core and United Nations Sustainable Development Goals (UN SDGs). The Bank is committed to the improvement of data quality, continuous adoption of evolving guidance against reporting standards and learning from industry practices. This endeavor has prompted some necessary restatements to the historical data shared in the report. Significant restatements are highlighted and explained in the notes accompanying the relevant KPIs, providing stakeholders with detailed information about the reasons for and implications of these adjustments.

Materiality and Scope

This report includes information which is material to all stakeholders of the Bank and provides an overview of its business and related activities. The report discloses matters that substantially impact or affect the Bank’s ability to create value and could influence decisions of providers of financial capital. In FY23, we conducted a materiality assessment in accordance with the updated GRI Standards 2021. In FY24, the material matters thus identified were reviewed and refreshed to integrate the concept of double materiality. These reprioritised matters now represent topics which are not only relevant with respect to their financial significance to our business but also in terms of potential impacts on the planet and the society. For GRI topics and relevant disclosures, please refer to the GRI Content Index, provided in the report.

Read more on pg. 38

Reporting Boundary

The non-financial information in this report covers the activities and progress of the Bank on a standalone basis. During the financial year 23-24 erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), merged with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”) and thereafter eHDFC Limited merged with and into HDFC Bank Limited , thus the non-financial information of the Bank for the year ended March 31, 2024 includes the information from the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to March 31, 2024.The report covers information pertaining to the period from April 1, 2023 to March 31, 2024.

Further, in order to ensure consistency and completeness of the non-financial information, the Bank has adopted certain methodologies/assumptions with respect to scope 1 emissions, which are different than those adopted in the previous financial year and appropriate notes have been given to explain the same under the ‘Environment’ section.

As a result of the merger and changes as mentioned above, the non-financial information of the Bank for the year ended March 31, 2024 is not comparable with that of the previous financial year.

The last year report was published for the period April 1, 2022 to March 31, 2023. The Integrated Report for FY23 can be accessed here

Assurance Statement

Reasonable assurance on BRSR Core KPIs and limited assurance on the Identified Sustainability Information in the BRSR & Integrated Annual Report respectively has been provided by Price Waterhouse LLP, in accordance with the Standard on Sustainability Assurance Engagements 3000 “Assurance Engagements on Sustainability Information” and the Standard on Assurance Engagements 3410 “Assurance Engagements on Greenhouse Gas Statements”, both issued by the Sustainability Reporting Standards Board of the ICAI and the International Standard on Assurance Engagement (“ISAE”) 3000 (Revised) “Assurance Engagements other than Audits or Reviews of Historical Financial Information” and the ISAE 3410 “Assurance Engagements on Greenhouse Gas Statements”. The assurance reports attached contains details of the subject matter, criteria, procedures performed, and reasonable assurance opinion and limited assurance conclusion, as applicable.

Responsibility Statement

The content of this report has been reviewed by the Senior Management of the Bank and is reviewed and approved by the Board of Directors to ensure accuracy, completeness and relevance of the information presented in line with the principles and requirements of the Integrated Reporting <IR> Framework.

Governance over Integrated Reporting Process

The FY24 Integrated Annual Report reflects a rigorous organisation-wide process, overseen by the Group Executives and the Board, showcasing the organisation’s integrated thinking. Led by the Group CFO, the report draws from extensive discussions across multiple functions, board minutes & discussions and aligns with the Integrated Reporting Framework. Following multiple drafts and reviews, the final approval process, conducted by the CFO and Senior Management, ensures accuracy before presentation to the Board of Directors.

04	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Our Integrated Reporting Process


Our purpose
Vision
We exist to help every Indian make better money choices, today and tomorrow
Values
Integrated thinking and delivery on our purpose
Risks
Identifying material matters
Opportunities
Short, medium - and long-term outlook
Devising our strategic priorities
Financial and non-financial targets
Board committees
Delivering on strategy
Leadership Team and Senior Management
Our integrated reporting process
Integrated Reporting (IR) framework
Report compilation
Reporting standards
Assurance model
Validating integrity of the report
Board and Senior Management review
Senior Management sign-off
Integrated report approval
Board approval

Our Capitals

F

Financial Capital

We maintain robust financial practices, ensuring steady returns for our shareholders. Our financial resources encompass various sources such as customer deposits, shareholder equity, retained earnings, and external borrowings, among others.

Read more on pg. 26

I

Intellectual Capital

Committed to delivering seamless customer experiences, we harness technology to enhance operational efficiency and gain competitive advantage. Additionally, our deep expertise, strong systems, processes, and the esteemed reputation of the Group forms the foundation of our intellectual capital.

Read more on pg. 126

M

Manufactured Capital

Our manufactured capital encompasses our extensive pan-India network of banking outlets, corporate offices, ATMs, and other touchpoints that facilitate engagement with our stakeholders. It also includes our IT infrastructure and security measures, as well as infrastructure development through CSR projects.

Read more on pg. 14

H

Human Capital

Our people are our most valuable assets. Through a culture of collaboration, innovation, and inclusivity, we prioritise their holistic development and well-being. This focus enables us to deliver exceptional service to our customers, ensuring that our people remain at the forefront of our pursuit of excellence and sustainability.

Read more on pg. 138

SR

Social and Relationship Capital

Establishing and nurturing trust-based relationships with our stakeholders is crucial for our ongoing success. We recognise our significant role as a group in contributing responsibly to the economy and nation-building. Our comprehensive approach to fostering and sustaining long- term relationships with customers, trade partners, merchants, and the community embodies our social and relationship capital.

Read more on pg. 158

N

Natural Capital

Our natural capital encompasses the resources we utilise to operate our business and provide our products and services. This includes energy and water consumption, waste generation, and the environmental impact of our business activities on climate and ecosystems.

Read more on pg. 96

Our Stakeholders

- Customers
- Employees
- Community
- Investors
- Government and Regulatory Bodies
- Suppliers

Integrated Annual Report **2023-24** 05

HIGHLIGHTS

Delivering All-round Performance

The merger of HDFC Bank and erstwhile HDFC Limited presents an opportunity to create enhanced value for stakeholders through synergies, operational efficiency improvements and an expanded suite of financial products.

Offering tailored solutions to customers, treating employees fairly, actively supporting communities and adhering to regulations are fundamental to our approach. HDFC Bank's financial strength enables it to fulfill its environment and social responsibility effectively, contributing to a sustainable future in a holistic manner.

CREATING VALUE FOR OUR STAKEHOLDERS

Customers

At the core of our business model lies a focus on delivering an enhanced and seamless customer experience. Our clientele includes individuals, corporations, financial institutions, Governments, MSMEs, farmers, wholesalers and traders. We are leveraging our expanded customer base and mortgage product following the merger by providing bespoke financial solutions and services that address their diverse needs.

8,738
Total Branches

₹24,84,862 crore
Total Advances

9.32 crore
Total Customers

Read more on pg. 120

Employees

FY24 was significant as we welcomed employees of erstwhile HDFC Limited post the merger. Our people are the driving force behind our success. We foster an inclusive, merit based work environment that inspires and encourages our employees. We aspire to be the preferred choice for talented professionals. We have been recognised as a Great Place to Work® organisation for three consecutive cycles.

2,13,527
Total employees

66,54,452
Learning Hours in FY24

₹420.8 crore
Learning and Development Expenditure

Read more on pg. 138

06 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Community Empowering less privileged communities is a priority for us. Through our CSR initiative, HDFC Bank Parivartan, we seek to drive sustainable and holistic development that can truly make a difference in people’s lives. It focuses on the following five pillars: 1. Rural Development 2. Education 3. Skill Development & Livelihood Enhancement 4. Healthcare & Hygiene 5. Financial Literacy and Inclusion 10.19 crore CSR Beneficiaries 28 States and 8 UTs where CSR projects have been implemented Read more on pg. 158 Investors Our objective is to provide sustainable returns to our shareholders. We ensure transparency in information shared, to empower shareholders to make informed decisions. The merger combines the significant strengths of both entities, enhancing value through expanded scale, diverse product offerings, and operational efficiencies. K60,812.3 crore Profit After Tax (PAT) 16.1% Return On Equity (ROE) 18.8% Capital Adequacy Ratio (CAR) Read more on pg. 26 Government and Regulatory Bodies We collaborate extensively with the Government for furthering financial inclusion. We also facilitate the delivery of social programmes to the intended beneficiaries. Following the merger of erstwhile HDFC Limited with HDFC Bank, the increased net worth facilitates greater credit flow into the economy thereby contributing to national development as well as employment generation. 15,182 Total No. of Business Correspondents (BCs) Integrated Annual Report 2023-24 07

H O M E L O A N A D V A N TA G E Leveraging Synergy The merger of erstwhile HDFC Limited with HDFC Bank represents a milestone in our journey adding mortgages to Drive Growth to the Bank’s suite of products. It further enables us to offer a comprehensive suite of financial products including insurance and mutual funds through our subsidiaries. The integration brings together the customers and mortgage product expertise of the erstwhile HDFC Limited built over 45 years with HDFC Bank’s brand, multiple product offering, distribution, large customer base and expertise in risk-based analytics. This synergy enables us to offer best-in-class home loan offerings to existing and new customers of the Bank. By contributing to various nation building initiatives and employment generating opportunities, the Bank is committed to playing a pivotal role in the economic development of our country. 08 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Synergistic Growth The merger delivers substantial benefits for customers, employees, shareholders and other stakeholders. The long duration of the home loan book and sticky nature of the product enables the Bank to foster stronger customer connect enhancing customer retention and enabling growth across diverse product segments catering to various stages of the customer life-cycle. Additionally leveraging erstwhile HDFC Limited’s home loan customer base, HDFC Bank is strategically expanding its cross-selling initiatives, offering a complete bouquet of products across pay, save, invest, borrow, insure, and trade through its advanced digital platforms. Integrated Annual Report 2023-24 09

RE-IMAGINING VALUE CREATION - POWER OF THE GROUP

Harnessing Collective Strength

HDFC Bank and its subsidiaries are bound together not only through shareholding but also through the 'HDFC Bank brand'. This shared commitment empowers HDFC Bank and its group entities to uphold the esteemed legacy of trust, ensuring customers receive quality service across the board.



SERVING YOUR FINANCIAL NEEDS

We exist to assist Indians make better money choices, today and tomorrow

HDB Financial Services
94.6%

HDFC Life Insurance
50.4%

HDFC ERGO General Insurance
50.5%

HDFC Asset Management Company
52.6%

HDFC Securities
95.1%

10 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements HDFC Bank has five key subsidiaries viz., HDB Financial Services Limited (HDBFSL), HDFC Life Insurance Company Limited (HDFC Life), HDFC Asset Management Company Limited (HDFC AMC), HDFC ERGO General Insurance Company Limited (HDFC ERGO) and HDFC Securities Limited (HSL). By leveraging synergies across the group’s ecosystem, we aim to deliver innovative financial solutions that anticipate and meet the evolving needs of this extensive clientele. Our collaborative strategy aims to empower our group in facilitating seamless engagements across various touchpoints, fortifying connections, nurturing deep customer relationships and facilitating cross sell. This advantage is pivotal in navigating the dynamic financial services landscape. In our efforts we are backed by a consolidated employee base of over 3.49 lakh with diverse skillsets, a combined branch network of over 11,600 and various other physical / digital touchpoints. We are committed to fostering progress together by harnessing our collaborative strengths to drive sustainable growth and profitability. HDFC Life and HDFC ERGO prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The details of the subsidiaries including its financial performance and key initiatives for FY24 are given below. Key Subsidiaries in Action HDB Financial Services Limited (HDBFSL) HDB Financial Services Limited (HDBFSL), in which the Bank holds a 94.6 per cent stake, is a non-deposit taking NBFC offering a wide range of loans and asset finance products. It is engaged in the business of lending, fee-based products and BPO services. HDBFSL has a diverse range of product offerings (secured and unsecured) to various customer segments. It has continued to focus on diversifying its products and expanding its distribution while augmenting its digital infrastructure and offerings to effectively deliver credit solutions. The company has a strong network of over 1,680 branches spread across 1,144 cities. FY24 Financials Profit After Tax rose by 25.59 per cent to H2,461 crore as on March 31, 2024, compared to H1,959 crore as on March 31, 2023. The Total Loan Book stood at H90,218 crore as on March 31, 2024 compared to H70,031 crore as on March 31, 2023, a growth of 28.8 per cent. The asset quality remained robust, with Gross Non Performing Asset (GNPA) ratio at 1.90 per cent and Net Non Performing Asset (NNPA) ratio at 0.63 per cent as on March 31, 2024. GNPA stood at 2.73 per cent and NNPA at 0.95 per cent for the year ended March 31, 2023. Capital Adequacy Ratio stood at 19.25 per cent as on March 31, 2024. KEY INITIATIVES IN FY24 Customer Service Week: The company launched an initiative called ‘Customer Service Week’. This initiative aims to create awareness among walk-in customers on HDBFSL’s various self-service tools that customers can use to manage their loan account or apply for a new loan; the digital payment options available; the grievance mechanism in place and RBI’s Ombudsman Scheme. Customer feedback is also taken to gauge the quality of service provided and expected bringing in continual improvement. Integrated Annual Report 2023-24 11

RE-IMAGINING VALUE CREATION -
POWER OF THE GROUP

HDFC Life Insurance Company Limited (HDFC Life)

HDFC Life Insurance Company Limited (HDFC Life), in which the Bank holds a 50.4 per cent stake, is a listed, leading, long-term life insurance solutions provider in India. Established in 2000, HDFC Life offers a range of individual and group insurance solutions that meet various customer needs such as protection, pension, savings, investment, annuity and health. HDFC Life has more than 80 products (including individual and group products) and Optional Riders in its portfolio catering to a diverse range of customer needs.

FY24 Financials

In FY24, HDFC Life known for its innovative products and customer-centric approach has secured more than 6.6 crore lives with an overall claim settlement ratio of 99.7 per cent. HDFC Life continued to deliver consistent all-round performance and be ranked amongst the top three private life insurers in the industry. Total new business premium increased to ₹29,631 crore. In addition, HDFC Life maintained its leadership position within the group business in FY24, with a private industry market share of 23.9 per cent. Total premium grew to ₹63,076 crore in FY24 while renewal premium grew to ₹33,445 crore. HDFC Life with 535 branches across India delivered Profit After Tax of ₹1,569 crore in the Financial Year 2023-24.

KEY INITIATIVES IN FY24

The Financial Year 2023-24 was a landmark year for product launches fuelled by relentless product innovation. The company is committed to delivering products which are relevant and tailored to meet customers' evolving requirements.

HDFC Asset Management Company Limited (HDFC AMC)

HDFC Asset Management Company Limited (HDFC AMC), in which the Bank holds a 52.6 per cent stake, is the Investment Manager to HDFC Mutual Fund – one of the largest mutual funds in India – and offers a comprehensive suite of savings and investment products. It caters to the needs of a large and diverse customer base. Incorporated in 1999, it serves a mutual fund customer base of 96 lakh unique investors with a total of 1.66 crore live accounts. The company offers Portfolio Management Services and Alternative Investment Funds to High Net Worth (HNI) individuals, family offices, domestic corporates, trusts, provident funds and domestic and global institutions.

FY24 Financials

Total Income for the Financial Year 2023-24 recorded a year-on-year growth of 27 per cent to ₹3,162.4 crore. Profit After Tax grew by 37 per cent to ₹1,945.9 crore.

KEY INITIATIVES IN FY24

1. Continued to strengthen its distribution network by opening 26 new branches during the year
2. Launched 13 New Fund Offers (NFOs) during the year which included 5 sectoral/ thematic funds, 5 Index funds, 2 ETFs and HDFC Charity Fund for Cancer Cure
3. Inaugurated subsidiary's (HDFC AMC International (IFSC) Limited) office in GIFT City
4. Became signatory to the United Nations Principles for Responsible Investment (UNPRI)

12 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements HDFC ERGO General Insurance Company Limited (HDFC ERGO) HDFC ERGO General Insurance Company Limited (HDFC ERGO), in which the Bank holds a 50.5 per cent stake, offers a complete range of general insurance products. It offers a comprehensive bouquet of general insurance products—ranging from Motor, Health, Travel, Home, Personal Accident and Cyber Insurance for its Retail Customers to products like Property, Marine and Liability Insurance to its SME & Corporate customers to Crop and Cattle Insurance for Rural Customers. FY24 Financials In FY24, HDFC ERGO registered a 11 per cent growth in premiums, ending the year with a 6.4 per cent market share and a 9.9 per cent market share in the private sector. HDFC ERGO is the fifth largest general insurance company in the country and the third largest in the private sector. Profit After Tax for the year ended March 31, 2024 was H437.67 crore as compared to H652.66 crore in the previous year, as the company undertook a strengthening of its claim reserves basis recent industry trends. KEY INITIATIVES IN FY24 1. In FY24, HDFC ERGO undertook various initiatives focusing on elevating customer experience, improving scalability, resilience and data protection. It introduced ‘here’ app, a one-of-a-kind ecosystem that helps customers and non-customers of the company to make informed decisions about their everyday needs such as mobility, healthcare, travel, etc. It was launched in May 2023 and has been well received by users with over 5 million downloads. 2. HDFC ERGO recently partnered with Google Cloud to establish a Center of Excellence for Generative AI to offer hyper-personalised customer experience and innovative insurance solutions. HDFC Securities Limited (HSL) HDFC Securities Limited (HSL), in which the Bank holds a 95.1 per cent stake, is amongst the leading broking firms in India. HSL has been serving a diverse customer base of retail and institutional investors since 2000. It offers over 30 investment vehicles spanning asset classes such as stocks, gold, real estate and debt instruments. FY24 Financials HSL’s Total Income under Indian Accounting Standards for the year ended March 31, 2024 was H2,660.7 crore as against H1,891.6 crore in the previous Financial Year. Net Profit was H950.9 crore for the year ended March 31, 2024 as against H777.2 crore in the previous financial year. The company has a customer base of 53.82 lakh to whom it offers an exhaustive range of investment and protection products. KEY INITIATIVES IN FY24 HSL launched its flat price broking app, HDFC SKY in September 2023. HDFC SKY has a one-price slab of H20 for both intraday and delivery across segments, and zero account opening and maintenance charges for the first year. Integrated Annual Report 2023-24 13

OU R P R E S E N C E Our Extensive HDFC Bank’s investments in its distribution network underscores the significance of these for granular and Distribution sustainable funding into the future. This is evident through the observed geometric progression in deposit mobilisation Network over the tenure of each branch. Moreover, the Bank believes that physical presence will be a key factor in customer engagement, even as digitalisation becomes ubiquitous. Therefore, we envision our branches evolving into experience hubs facilitating deeper customer relationships and enhancing the overall banking experience. Our nationwide distribution network spans metro, urban, semi-urban and rural areas. Through our strategically positioned 8,738 branches, we not only bolster customer service but also broaden accessibility in previously underserved markets. Our overseas branches are tailored specifically to meet the needs of Non-Resident Indian (NRI) customers. Further, the merger strengthens our geographic coverage by integrating HDFC Limited’s footprint with the Bank’s pan India network, ensuring comprehensive service across the country. The Bank’s network encompasses branches, Business Correspondents (BCs), ATMs and Cash Recycler Machines. The physical presence, the digital platforms and innovative products come together to offer seamless banking experiences. The Bank is aligned with the Government’s Digital Banking Units Initiative (DBUs) to extend efficient, secure, paperless banking services to remote areas. We have established four DBUs in Haridwar, Chandigarh, Faridabad, and South 24 Parganas, West Bengal. These units offer a human touch, fostering trust and connectivity within communities. 14 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

OUR PAN-INDIA PRESENCE

Metro	Urban	Semi-Urban	Rural
2,399 Branches	1,758 Branches	3,023 Branches	1,550 Branches
1 DBUs	2 DBUs	0 DBUs	1 DBUs
1 Other BCs	14 Other BCs	193 Other BCs	268 Other BCs
299 CSC BC	688 CSC BC	2,302 CSC BC	11,417 CSC BC

8,738* Total Branches + **15,182** Total Business Correspondents (BCs) = **23,920** Total Banking Outlets

8,006	5,317	5,854	1,761	20,938
Metro	Urban	Semi-Urban	Rural	Total ATMs + Cash Recycler Machines Network

*As on March 31, 2024, including 4 overseas branches and 4 DBUs

International Presence

During the year, HDFC Bank continued to cater to NRI clients and deepen its product and service proposition. The Bank has global footprints by way of representative offices and branches in Bahrain, Hong Kong, the UAE and Kenya. It also has a presence in International Financial Service Centre (IFSC) at GIFT City in Gandhinagar, Gujarat. In addition, two existing representative offices of erstwhile HDFC Limited in London and Singapore have become representative offices of the Bank post the merger. These offices are for providing loan-related services for availing housing loans and purchase of properties in India.

The Bank's product strategy in International Markets is customer-centric and it has products to cater to client needs across asset classes. GIFT City Branch offers products such as trade credits, foreign currency term loans (including external commercial borrowings). It has gradually widened the product offering to cater to the needs of Residents and Non Resident clients and capitalise on the growth in the financial centre.

As on March 31, 2024, the Balance Sheet size of International Business was US $ 9.06 billion and the Advances constituted 1.55 per cent of the Bank's Advances. The total income contributed by Overseas Branches constituted 1.51 per cent of Bank's Total Income for the year.

Driving CSR Initiatives

Our extensive national footprint provides us with invaluable insights into diverse regions, including semi-urban and rural areas. We leverage this to drive our sustainable development agenda and empower communities across the country.

As of March 31, 2024 the **total lives impacted through our CSR initiatives is 10.19* crore** (*including both immediate and extended beneficiaries).

Integrated Annual Report **2023-24** 15

OUR JOURNEY

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Major Milestones

1994
- Housing Development Finance Corporation (HDFC) Limited received an in-principle approval from the RBI to set up a private sector bank
- Incorporated in August 1994 as HDFC Bank Limited

1995
- Banking licence received in January 1995
- First corporate office and branch opened
- IPO oversubscribed 55 times
- Listed on BSE and NSE

1997
- Maiden dividend announced

1997-98
- New logo launched

1999
- Launched first international Debit Card in India in association with Visa International
- Began its digital journey by launching online real-time NetBanking
- First ever mega merger in Indian banking industry – Times Bank merged with HDFC Bank

2000
- A Bank with many firsts
  - First Bank to launch Mobile Banking in India
  - Launched first SMS-based Mobile Banking

2001
- Overseas listing

  Listed on New York Stock Exchange (NYSE)
- Became the first private bank authorised to collect Income Tax

2003-04
- First bank in India to offer Credit Card in 100+ cities
- Touched 10 Lakh users

2006
- Two new cards launched exclusively for women on International Women's Day

2008
- Launched first overseas commercial branch in Bahrain
- Merger of Centurion Bank of Punjab with HDFC Bank - One of the largest mergers in the Indian banking industry.

2010
- Launched 40% faster ATMs – first of its kind in Asia

2011
- Growing market leadership

  Expanded customer base to become market leaders in Auto Loans, Personal Loans and Credit Cards

2012
- Launched MobileBanking App in Hindi
- Launched a nationwide sports initiative – Josh Unlimited, for employees

2013
- The Bank's Sustainable Livelihood Initiative (SLI) crosses a milestone - impacting 20 Lakhs household

2014
- Sustainability established as a core value of the Bank
- Created a new Guinness World Record for organising the largest single-day blood donation drive
- Became market leader in issuing Credit Cards in 2013-14 with 55 Lakh+ Cards

2015
- Launched its sonic branding i.e. Musical Logo (MOGO) to be used across multiple touch points
- Launched PayZapp, India's first 1-click mobile-pay solution
- Launched 10-second personal loan disbursement in the retail lending space

Concurrent QIP issue and Follow-on offering

₹9,723 Cr

2016
- ATMs turned to LDMs (Loan Dispensing Machines)
- Launched SmartUp programme for Start-Ups

2017
- Introduced EVA chatbot - India's first AI-based chatbot to provide customer service
- Launched SmartUp Zones for Start-Ups
- Launched EasyEMI on Debit Cards
- Launched an all-in-one DigiPOS machine

2018
- Next-gen MobileBanking App launched

  Signed MoU with CSCs, Govt of India to support financial inclusion in rural areas

2019
- Voted no.1 in India by customers in Forbes World's Best Banks Survey
- BSE inks pact with HDFC Bank to give a boost to Start-Up platform
- 1 Million+ units of blood collected via HDFC Bank Parivartan's Blood Donation Drive over a period of 12 years, primarily from employees
- Opened 5,000[th] branch
- Marked the start of its 25th year

2020
- Ranked India's most valuable brand (for the seventh consecutive year) by BrandZ Report
- Launch of HDFC Bank Millennia range of cards
- First ever leadership change (new MD & CEO, Mr. Sashidhar Jagdishan takes over)
- First-of-its-kind product launch:

  KGC-Shaurya card for armed forces
- Launch of contactless, consent-based customer on-boarding via video KYC facility
- Deploying mobile ATMs during the lockdown

2021
- Embarked on 'Project Future Ready'
- Pledged to become carbon neutral by 2031-32

2022
- HDFC Bank and HDFC Ltd. announce transformational merger
- Launched SmartHub Vyapar - A one-stop merchant solution App for all banking and business solutions

2023
- Launched a revamped PayZapp 2.0 payments app that provides customers with a seamless, intuitive user experience with enhanced security features
- HDFC Bank and HDFC Limited merged with effect from July 1, 2023 creating one of the world's most valued Banks. This strengthens our position as a leading financial services conglomerate and completes its product suite through the addition of home loans.

2024
- RBI approved appointment of Mr. Kaizad Bharucha as Deputy Managing Director and Mr. Bhavesh Zaveri as Executive Director w.e.f. April 19, 2023
- Appointed Mr. V Srinivasa Rangan as Executive Director w.e.f. November 23, 2023
- Launched UPI QR code interoperable with Central Bank Digital Currency (CBDC). Among the first banks in the country to complete the integration process.
- PayZapp 2.0 reached 75 lakh registrations in FY24
- Educated over 2 lakh citizens on safe digital banking practices pan India in FY24

16 HDFC Bank Limited

Integrated Annual Report 2023-24 17

C H A I R M A N ‘ S M E S S A G E Year of Synergy, Resilience and Growth Dear Stakeholders, Greetings! It gives me immense pleasure to present to you the Integrated Annual Report of your Bank for the Financial Year 2023-24. I would like to congratulate my fellow Board members, the entire team of the Bank and erstwhile HDFC Limited for having accomplished one of the most complex mergers in the financial services industry by completing the process in a very seamless, efficient and effective manner. I am grateful for the support of Government of India, the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Competition Commission of India (CCI), Insurance Regulatory and Development Authority of India (IRDAI), the stock exchanges and other regulatory authorities for providing their approvals and guidance during the entire process. The merger has further strengthened our position as a leading financial conglomerate of India and our Bank is now the custodian of the venerated HDFC brand that was created and nurtured by the late Mr. H T Parekh, Mr. Deepak Parekh and capable and eminent members of his team. 18 HDFC Bank Limited Economy Growing at a Rapid Pace and Showing Great Resilience The Indian economy as well as your Bank have demonstrated resilience in a world characterised by headwinds and uncertainties. The sound policies and timely interventions of RBI have ensured that we were well prepared for the monetary tightening that happened in the developed world after the inflationary pressures manifested themselves across the globe. The Bank has responded to the evolving liquidity scenario and calibrated its response over the past year. The financial year gone by has seen the GDP in India grow at 8.2 per cent while global GDP growth was 3.2 per cent in 2023. We continue to remain the world’s fastest growing major economy, with GDP growth projected at 7.2 per cent in the current financial year. This has come about despite a slowdown in global growth. The GDP growth has been supported by a boost in capital expenditure, particularly in infrastructure development, including roads, highways, railways and housing. Between FY22 and FY24, overall capex growth in the economy stood at 11.0 per cent on an average with government doing the heavy lifting. Private sector investment also showed some signs of resurgence in sectors such as cement, steel, and oil and gas. Growth has also received a fillip through a rise in manufacturing and construction activity. This has been due to a combination of lower input costs, Government support to the Micro, Small and Medium Enterprises (MSME) sector through Emergency Credit Line Guarantee Scheme (ECLGS) and large scale manufacturing through schemes like Production Linked Incentive (PLI). Overall, the past fiscal year has shown strong macroeconomic fundamentals of the country. However, slowdown in household savings has put a strain on liquidity across the economy. Your Bank has been well placed to obtain the benefits of this growth and has actively funded the small and medium enterprises that form the backbone of the economy as well retail consumers, managing well within the constraints of liquidity and elevated costs of incremental funding. Reaping Synergies of the Merger As we complete one year of the merger, I am happy to note that the process of integration has been completed seamlessly and efficiently across all dimensions of the business and customer services and we have put in place robust risk management and compliance functions from a supervisory perspective for the Bank and the subsidiaries, which now cover a substantially large footprint in the financial services domain. The synergies of the merger are being manifested through the combined strengths of the two merged entities, the home loan expertise of erstwhile HDFC Limited and the extensive distribution franchise of HDFC Bank. Today, most of our branches are selling home loans, including those in semi urban and rural locations. As the nation’s growth story unfolds, we stand prepared to reap the benefits through this historic combination.

Financial Performance and Beyond

HDFC Bank’s financial performance in the past year demonstrated resilience amidst challenges, with market share growth in deposits as well as advances. The Bank ensured prudent risk management and asset quality across portfolios. Its profit after tax grew by 37.9 per cent to ₹60,812.3 crore on a standalone post-merger basis. A comprehensive view of our performance is captured in the report placed before you.

Governance

As a fully Board governed entity with no promoter, the weight of responsibility is on us to ensure best standards of governance to look after the interests of shareholders, depositors, employees and other stakeholders. As a responsible financial institution, we strive to create sustained value for all our stakeholders without compromising on our core values of Customer Focus, Operational Excellence, Product Leadership, People and Sustainability in our day-to-day operations. These values continue to be upheld as we keep maintaining stringent standards of corporate governance, placing significant emphasis on fundamental principles such as independence, accountability, responsibility, transparency and timely disclosure.

Throughout the year, the Board Committee meetings were convened regularly, playing a pivotal role in assessing critical areas of the Bank’s governance. These Committees facilitate the governance and supervisory responsibilities of the Board members as they provide oversight and feedback on critical areas and the performance of the management of the Bank. Cognisant of our status as a large financial conglomerate we have also put in place group level oversight of compliance and risk management of the diverse subsidiaries, while at the same time making their respective management teams accountable for governance and compliance.

During the year Mr. Sashidhar Jagdishan was reappointed as the Managing Director and Chief Executive Officer of the Bank with effect from October 27, 2023. Mr. Kaizad M Bharucha, was elevated as Deputy Managing Director of the Bank w.e.f. April 19, 2023. Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan were appointed as Executive Directors to the Board with effect from April 19, 2023 and November 23, 2023 respectively.

Customer Experience and Building Technology for the Future

In the evolving banking landscape with fast changing technology, our unwavering focus remains on our customers and our commitment to enhancing customer experiences and obtaining increased share of their wallet through innovation and technology. Over the last year, we have achieved significant milestones with key products, services and innovations backed by robust technology infrastructure, reinforcing our dedication to digital transformation and fully embracing digital banking. The achievements on our digital banking initiatives highlight our commitment to delivering world class and secure banking services, ensuring the safety and trust of our customers, and making technology our key competitive differentiator. We are committed to providing personalised solutions and ensuring banking services are inclusive and accessible to the wide spectrum of our society.

Social Value Creation

While the merger with erstwhile HDFC Limited has been the core focus during the year under review, it is equally important to reiterate the strides our Bank has made in our continuing commitment to Corporate Social

Responsibility (CSR) and social value creation. Given the large scale of our operations and strong profitability, we recognise the criticality of giving back to the very communities in which we operate.

Economic and financial wellbeing of society is what every responsible lender should aspire for. Our commitment to this principle is underscored in our CSR programme. Our core focus areas are Rural Development, Education, Skilling and Livelihood, Healthcare and Financial Literacy and Inclusion. Our Bank has cumulatively impacted over 10 crore lives through our social initiatives.

As a Bank, we also stand resolute with the government in its endeavour to promote financial inclusion. The CSR programme of your Bank supplements the government’s flagship welfare schemes aimed at improving the lives of farmers, protecting vulnerable segments of society through micro insurance, pensions, loans to MSMEs and urban and rural livelihood initiatives, amongst others.

As a large financier, we understand the need to align with the country’s strategy towards decarbonisation. The Board of your Bank increased oversight on ESG disclosures and climate-related risks as well as keeping abreast with evolving regulatory frameworks.

In Conclusion

I extend my sincere thanks to all our stakeholders for their continued support, and most of all, to the large HDFC Bank family of over two hundred thousand people. Needless to say, it is the collective passion and commitment of all that will allow us to achieve the future growth of the institution.

Warm regards,

Atanu Chakraborty

Part-time Chairman and

Independent Director

HDFC Bank Limited

Integrated Annual Report 2023-24	19

M E S S A G E F R O M T H E M D & C E O Merger Synergies Playing Out Dear Shareholders, Warm greetings to you all. The year gone by was one of both, continuity and change. Continuity, as India remained the fastest growing major economy in the world; change, as there was a transformational merger between parent, HDFC Limited and HDFC Bank. I feel fortunate to be a part of the Indian economy right now, which is teeming with opportunities. As per the International Monetary Fund (IMF), India will continue to be a driver for global growth in the foreseeable future. Last year, as you’re aware, we concluded the merger of HDFC Limited with the Bank, a momentous event in the organisation’s history. Your Bank worked on fortifying all aspects of the merger, during the nine months of Financial Year 2023-24 spent as a merged entity. The successful conclusion of the merger and seamless integration of the entities have further added to my confidence in the organisation’s resilience and pride in the execution capability of the team at HDFC Bank and HDFC Limited, which is now part of the Bank. With our financial discipline, prudent investment in technology and a passionate commitment to customer Sashidhar Jagdishan centricity, I’m pleased to report Managing Director & Chief Executive Officer that your Bank has performed well HDFC Bank Limited in a year that witnessed such a significant development. 20 HDFC Bank Limited

Macroeconomic Environment

Global GDP growth moderated in 2023 to 3.2 per cent from 3.5 per cent amid monetary tightening in developed economies, geopolitical tensions in parts of the globe and rising commodity prices. The Indian economy bucked this trend and recorded a growth of 8.2 per cent in Financial Year 2023-24 from a growth rate of 7.0 per cent in the previous financial year - the highest among major economies.

The country’s GDP growth averaged 8.3 per cent annually over the last three fiscal years, the highest in the Asia-Pacific region. This was supported by a capital expenditure boost (particularly in infrastructure development, including roads, railways, and housing), moderating inflation, strong manufacturing performance and healthy consumer demand, especially in urban areas.

Overall credit growth has been in double digits since April 2022. Higher demand for consumer durables and greater retail spends have boosted retail credit growth. Retail loans have increased at a CAGR of 19 per cent over the last five years, outpacing the growth in nominal GDP. During this period, the RBI has issued advisory to banks on strengthening the acquisition, monitoring and collection process as the unsecured loan growth has outpaced the overall loan growth.

The Reserve Bank of India (RBI) anticipates India’s GDP growth to be at 7.2 per cent in Financial Year 2024-25. Economic activity is likely to be supported by further pick-up in private capital expenditure and continued Government capital spending.

In addition, domestic consumer spending is expected to see further recovery particularly in rural areas.

Moreover, the benefit from Government reforms and support measures over the last few years, like the Production Linked Incentive (PLI) schemes is likely to boost manufacturing activity and attract FDI flows. Besides, a continued diversification of supply chains to newer emerging markets is likely to benefit investment flows into India.

India is clearly in a good place for economic growth and we feel well placed to capitalise on the positive environment.

The Merger

We’ve recently completed one year of the merger which formally came into effect on July 1, 2023. In many ways it is now a new organisation with a different balance sheet composition. For example, it has a higher proportion of borrowing at 21 per cent versus 8 per cent pre-merger and a lower CASA ratio. Key metrics of the new organisation will be different than that of pre-merger levels. For us, this is HDFC Bank 2.0 that has to be seen differently, and comparing with the past in terms of metrics would not be the right way.

The merger has presented the Bank with a massive opportunity which we’re working to seize. India is today in the midst of unprecedented urbanisation, fuelled by rising incomes and aspirations cutting across metros and beyond. The real estate sector is expected to reach a market size of US$1 trillion by 2030, a significant increase from US$ 200 billion in 2021, contributing 13 per cent to the country’s GDP by 2025.

The merger has opened up fresh vistas for growth through the mortgage business, not only through increase in home loan disbursals, but also by leveraging customer engagement with the cross-sell opportunities across the HDFC Bank Group.

Your Bank has exhibited robust and consistent double-digit, year-on- year growth across its Home Loan business for the first nine months, post the merger. On a sequential basis too, it has gained a leading position recording a growth of 4 per cent.

Pre-merger approximately 30 to 35 per cent of incremental home loan disbursals were to customers with an HDFC Bank savings account. This has now touched approximately 85 per cent of incremental disbursals in a space of just nine months. This has been possible due to the extensive distribution network of the Bank, seamless integration of bundled journeys and the execution capability of our teams on the ground, which I am really proud of. Our ability to build a strong liability franchise leveraging home loan customers is well on its way to fruition.

Our home loan customers also enjoy the benefit of a strong suite of financial products and solutions that the Bank can offer, like credit cards, consumer durable loans, wealth products, and insurance. This approach helps strengthen customer relationship and enables HDFC Bank emerge as the primary banker for these customers. While we have seen strong traction on savings accounts being opened along with home loans, we will now focus our energies on leveraging the cross-sell opportunity of both, the

Integrated Annual Report 2023-24	21

MESSAGE FROM THE MD & CEO

Bank and the Group’s products to these customers, by way of seamless technology enabled customer journeys and a value proposition that attracts the customers. While we remain committed to an open architecture model, we do expect to distribute more of the subsidiaries investment and insurance products, leading to an increase in fee income.

We continue to spearhead several digital initiatives to enhance customer convenience and expedite the home loan process. Leveraging technology, these initiatives aim to streamline the process and ensure faster turnaround times.

All in all, the task of bringing together the leadership teams, technology infrastructures, and cultures of the two entities has been successful, allowing us to pursue our organisation goals as one team.

Our Performance

Your Bank grew in the last financial year while continuing to demonstrate its traditional balance sheet resilience. The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited, which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

On a standalone basis the Profit After Tax (PAT) for the year ended March 31, 2024 was ₹60,812.3 crore, up by 37.9 per cent over the year ended March 31, 2023. Net Interest Income (NII) for the year ended March 31, 2024 was ₹1,08, 532 crore up 25.0 per cent over the year ended March 31, 2023. The figure crossed the Rupee one trillion mark for the first time in the Bank’s history. Core Net Interest Margin stood at 3.53 per cent and Gross NPAs at 1.24 per cent.

There has been a lot of discussion around our Net Interest Margin (NIM) and credit to deposit ratio post our merger as well as the path we would pursue, given the scale of deposit mobilisation required for our growth needs. Post the merger, we are looking at a very different liability profile. We are clear in our intent of pursuing profitable growth. The Bank will continue to focus on granular deposit mobilisation leveraging our inherent distribution strengths and the execution focus that we are known for. It is our endeavour to bring down the credit to deposit ratio to pre-merger levels and our focus would be to maintain adequate liquidity buffers, repayment of eHDFC borrowings as and when they mature, including weighing any prepayment opportunities that may arise, and pursuing profitable sources of lending. During this time of adjustment, the Bank would grow its advances a little slower than the deposit growth. We will avoid pursuing growth which does not meet our risk adjusted profitability thresholds, in line with the Bank’s philosophy.

Technology Update

I have been consistently sharing updates with you on my key focus areas - improving technology resilience, building for the future, and the three Cs: Culture, Conscience, and Customer. Let me now elaborate on these.

Technology has become the cornerstone of modern banking, driving innovation, security, efficiency,

and new customer experiences. The Bank embraces technology’s evolution into a growth catalyst through the ‘Shift Right’ strategy. Our vision is to shift from a product-centric approach to a customer-centric one through five transformation pillars built on modern technology constructs.

With Journeys being a key enabler, the Bank now has over 30 acquisition journeys and 15 servicing journeys, including exciting launches such as FD booking, gold loan top-ups, and innovative home loan cross-sell offerings. Today, more than three-quarters of our acquisitions are digitally driven, with straight-through processing leading to paperless experiences. Our state-of-the-art commercial loan origination engine facilitates in-principle approvals for customers within 30 minutes.

We are taking significant steps to transform our digital Channels into holistic platforms. Our indigenous mobile and net banking platforms are set to introduce a host of new experiences. In the past year, many of our platforms have gained significant traction. For instance, SmartWealth already has over 1,00,000 customers and Chat Banking through WhatsApp is the preferred channel with over 90 lakh monthly interactions. On PayZapp, we now have more than 75 lakh registered customers leveraging innovative features such as Tap to Pay and Swipe to Pay, whereas SmartHub Vyapar now has over 16 lakh merchants. With our dedicated API Factory, we seek to build upon Banking as a Service (BaaS) capabilities, witnessing rapid adoption by large and medium corporates, thus expanding our footprint. CBX, our corporate banking platform, has now

22	HDFC Bank Limited

scaled up to over 1,30,000 customers with more than 2 crore transactions in the previous month.

Core banking systems are being reinforced with further progress in our ‘Hollow the Core’ strategy towards modernised engineering for improved resilience and scale. We have also scaled up key systems to accommodate the further expansion of our branches and are increasing our hardware and infrastructure capacity by upgrading to a next-gen core platform. Additionally, we have deployed new platforms in retail assets and microfinance for increased resilience. We introduced a digital-only platform for credit cards, enabling us to launch PIXEL cards. In summary, we are reinforcing our core platforms across retail business landscape.

With Data as the focal point of our strategy, we have made substantial progress in our Data Lake initiative for improved data governance and quality. This will pave the way for a holistic reengineering of our enterprise customer database, furthering the ‘Hollow the Core’ strategy. The Bank has taken multiple strides and is actively leveraging Artificial Intelligence (AI) and Machine Learning (ML) in areas such as fraud monitoring, risk management, credit decisioning and marketing analytics. This year saw the explosion of GenAI as a key, once-in-a-generation technology capability; and your Bank has been actively exploring use cases that could eventually prove instrumental in revolutionising areas like image recognition, language translation and statement analysis. We are also mindful of adopting these technologies within regulatory and security guardrails in a calibrated manner.

Having a stronger commitment than ever to Security, we have further bolstered our posture through frameworks such as Zero Trust Architecture for strengthened security and multi-layered defence mechanisms. Our Cyber Security Operations Center is now powered by an advanced AI/ML based platform, which can detect attack patterns with high accuracy. We are also advancing to adopt security engineering practices natively in our software engineering and development lifecycles.

I am proud to share that technology played a crucial role in ensuring a seamless merger despite substantial complexities. Integrating over 100 applications through data migration and a multitude of backend system changes, the activity was fully managed and executed by in-house teams imbibing us with further confidence in our capabilities.

Looking ahead, I am excited about the opportunities that come our way as we continue our journey towards becoming a future-ready digital bank. Our commitment to delivering exceptional experiences and inclusive banking services will be driven by the adoption of new-age technologies focusing on scalability, resilience and security while building the bank for the future.

Cyber Security

At HDFC Bank, cybersecurity and data privacy best practices are important priorities. The Bank remains committed to maintaining a secure cybersecurity posture to protect its technology, confidential information, data integrity, and business continuity. Our strong information security programme, security policies and processes are aligned with various information security management frameworks in the industry and provide necessary assurance on protecting the Bank’s critical information. It is an ongoing battle which requires continuous investment as the threat landscape is constantly evolving.

Our deepest anguish is the threat landscape our customers face leading to compromise of their credentials and a financial loss. The Bank has invested in technology using AI and ML to arrest attempts at customers falling prey to scams and fraudsters. We urge customers to continue to be vigilant and follow safe banking practices, not allowing socially engineered fraud to succeed. The Bank has regularly been running Secure Banking campaigns through social media, SMS, Emails, ATMs, Bank website and various other channels. Your Bank’s Vigil Aunty campaign covering the various modus-operandi of fraudsters is one such example of awareness building. Further, we continue to collaborate with law enforcement agencies, regulatory authorities and peer banks to educate customers on safe banking practices.

Customer Centricity

My biggest priorities remain deep customer engagement and strengthening a Service First culture.

Our implementation of Net Promoter System (NPS), branded as ‘Infinite Smiles’ programme has been one of the largest implementations in the world. This programme provides us with immediate and continuous customer feedback for us to listen, learn and act on the feedback,

Integrated Annual Report 2023-24	23

MESSAGE FROM THE MD & CEO

across our entire suite of products and services. We have a robust governance framework in place to continuously listen to this feedback and take appropriate action. I am glad to report that compared to the last financial year we have an eight percentage points improvement in our NPS score.

To further improve the Service First culture, we have instituted two key initiatives this year along with increasing the weightage of service in the performance measurement framework across all levels in the organisation. The first one is a structured intervention centre framework to continuously monitor our customer experience delivery across the customer life cycle. The response from our colleagues has been tremendous for this framework. We are seeing good improvements in getting the customer experience delivery right the first time as well as achieving faster turnaround times. The digitalisation of many of our service and acquisition journeys is also being increasingly adopted, both by employees and customers, resulting in further improvements. The second one is highly monitored coaching of our front end colleagues for deeper customer engagement. Whilst the initiatives have yielded results, we have a long way to go to reach a new orbit in Service First culture.

People

I am proud to share with you the progress that we have made in our quest to be a more inclusive organisation. The year marked several milestones in this journey, an important one being our meeting and exceeding the threshold we had set for ourselves - that 25 per cent of our workforce should comprise women by 2025. Women representation in our workforce currently exceeds 55,000 employees and has crossed 26 per cent.

The Bank, like the rest of the BFSI sector, has experienced a volatile talent landscape in recent times. Attrition was a matter of concern for the Bank as it was for the industry in Financial Year 2022-23. However, in Financial year 2023-24, most of the industry has seen a slight moderation in the attrition rate and that is reflected in our numbers too. Nevertheless, in Financial Year 2023-24 the Bank has taken several efforts to arrest attrition, including setting up a task force at the highest level to identify the controllable causes and taking corrective action. Managers are the primary custodians of talent, and much effort has been made to raise awareness and accountability towards retention and engagement of their teams. Your Bank has invested in improving employee experience across various touch points along the employee lifecycle. This includes an enhanced onboarding experience, curated customised professional learning through Mpower (our learning experience platform) and an active listening framework, to stay connected with the pulse on the ground. As a result, in Financial Year 2023-24, we saw a drop in new joiner attrition by 10 per cent over last year and the overall attrition drop by over 7 per cent.

Your Bank continues to invest in upskilling its talent base of over 2,00,000 employees. Employees are actively leveraging learning on a wide range of skills as well as emerging technologies, clocking over 65 lakh learning hours in Financial Year 2023-24. The year saw the introduction of an AI based learning experience platform for employees which enjoyed an adoption rate of 86 per cent in the first 30 days, getting off to a promising start.

Over the last few years, we have institutionalised Nurture, Care and Collaborate as a Managerial Behavioural Architecture. This has impacted the overall culture and employee experience as evidenced in the progressive positive shift in the employee sentiment scores over the last four years (75 per cent in Financial Year 2019-20 to 86 per cent in Financial Year 2023-24). Having said that, there is still much to be done and we are earnestly working on it to make this institution an even better place to work for.

The year gone by has been especially memorable for the Bank because we welcomed our colleagues from erstwhile HDFC Limited into the Bank’s fold. The amalgamation was a smooth one given that the culture and values of the organisations were aligned. We have always held that the talent, commitment and passion of our people is the bedrock of our success and investing in this talent pool can only add to a service first culture and good customer experience.

Getting The Organisation Future Ready

In 2021, the Bank announced Project Future Ready and we continue to make considerable progress in this. The following areas were identified as growth engines: Commercial (MSME) and Rural Banking, Government and Institutional Business, Wealth Management, Retail Assets, Corporate Banking, and Payments. These were to be driven by our delivery channels

24	HDFC Bank Limited

of Branch Banking, TeleSales/Service/ Relationship and Digital Marketing backed by our technology and digital platforms.

The addition of home loans to the Bank’s portfolio adds a new dimension to the strategy especially the retail business.

To report on the past year, our Gross Advances (ex-merger) grew by 17.3 per cent and Deposits (ex-merger) grew by 18.4 per cent.

An important word on Branch Banking. The Bank added over 900 branches in the year under review and will continue to add more in the current financial year. More than half our branches are in the semi urban and rural areas where a physical presence is often a necessity although the majority of the transactions are digital in nature. These phygital branches are our investments. They will undoubtedly help garner deposits in the future, but it is the older branches that will act as current engines of deposit mobilisation. Our experience clearly reveals that there is an exponential growth in deposit base as the branches age. Our past experience indicates that deposit mobilisation has a strong correlation to the vintage of the branch. The investment in new branches is to ensure that we do not lose out on opportunities for the future while the existing branches continue to drive deposit growth.

Environmental, Social and Governance

The significance of Environmental, Social and Governance (ESG) parameters can hardly be understated and we are fully conscious of the need for increased Board engagement on strategies that shape the Bank’s future pathways. Your Bank not only remains steadfast in its commitment to transparency in reporting on both, financial and non-financial parameters, but is now moving beyond this. While globally ESG frameworks are still evolving, our ESG disclosures are increasingly going through a similar rigour as financial parameters - especially with the mandating of assurance on certain ESG attributes.

The year under review marked the issuance of our first sustainable bond in the international markets which was well received. On the lending side, we continue to integrate environmental and social due diligence as an integral part of our overall credit assessments.

ESG considerations also have dependencies on the overall global macro and geopolitical environment, pace of policy and regulatory reforms and technology breakthroughs, especially pertaining to the transition to cleaner energy pathways. As the Bank navigates through the evidently growing climate-related financial risks and other unknown risks, we recognise the importance of a fortified and resilient balance sheet and the need to build buffers from a position of strength, so as to safeguard against future unforeseen shocks and stress scenarios.

Through our CSR initiatives under ‘Parivartan’ we have impacted the lives of over 10 crore people. From upskilling farmers on scientific cropping patterns, providing placement linked training and mentoring of entrepreneurs, to supporting start-ups through incubators our consistent efforts have been to create an inclusive society.

Providing livelihood opportunities remains at the core of all our initiatives.

In Financial Year 2023-24, the Bank has met its CSR obligations. Your Bank has executed its CSR commitments through 210+ partnerships and over 260 projects across 28 states and 8 union territories.

Conclusion

We began the second quarter of the last financial year with the merger. As we concluded the year, we saw merger synergies starting to play out. This fills us with optimism for the current financial year and beyond. Especially given the anticipated growth in the Indian economy. We will continue to pursue profitable growth without sacrificing asset quality.

Looking to the future, I’m confident that with the immensely talented and dedicated team at HDFC Bank, we will continue to innovate, drive sustainable growth, and make a positive impact on the communities we serve.

I would like to conclude with thanking my colleagues across the organisation, for their sterling support and commitment to the Bank’s valued customers. My thanks also to our Board and all stakeholders, who have continuously supported us over the years.

Sashidhar Jagdishan

Managing Director &

Chief Executive Officer

HDFC Bank Limited

Integrated Annual Report 2023-24	25

FINANCIAL PERFORMANCE

Delivering Consistent and Profitable Growth

The Financial Year 2023-24 was the year of the merger. The Balance Sheet size grew by 46.7 per cent in the fiscal, with a 26.4 per cent increase in Deposits and a 55.2 per cent growth in Advances. The Bank consolidated its position as the largest private sector bank by Balance Sheet size in India without compromising its asset quality.



This was achieved through the extensive reach across our 8,738 branches as well as our strong digital footprint. Our Profit After Tax grew by 37.9 per cent and GNPA stood at 1.24 per cent.

The Cost to Income Ratio marginally decreased to 40.2 per cent in FY24 from 40.4 per cent in FY23.

The Bank added over 900 branches in the Financial Year ended March 31, 2024. The Core Net Interest Margin was at 3.53 per cent.

We remain well-capitalised which is reflected in our Capital Adequacy Ratio of 18.8 per cent. As a responsible bank, we have built a substantial cushion against any adverse impact with a Provision Coverage Ratio of 74.04 per cent. We continued to deliver value to shareholders, with an ROE of 16.1 per cent. Our Earnings Per Share (EPS) increased by 8.2 per cent to ₹85.8, while dividend per share rose by 2.6 per cent to ₹19.5 in FY24.

26 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Balance Sheet Size
(₹ CR)

36,17,623

FY24	36,17,623
FY23	24,66,081
FY22	20,68,535

Profit After Tax
(₹ CR)

60,812

FY24	60,812
FY23	44,109
FY22	36,961

Earnings Per Share
(₹)

85.8

FY24	85.8
FY23	79.3
FY22	66.8

Deposits
(₹ CR)

23,79,786

FY24	23,79,786
FY23	18,83,395
FY22	15,59,217

Advances
(₹ CR)

24,84,862

FY24	24,84,862
FY23	16,00,586
FY22	13,68,821

Return On Equity
(%)

16.1

FY24	16.1
FY23	17.4
FY22	16.9

Gross NPA Ratio
(%)

1.24

FY24	1.24
FY23	1.12
FY22	1.17

Return on Assets
(AVERAGE) (%)

1.98

FY24	1.98
FY23	2.07
FY22	2.03

Dividend per Share
(₹)

19.5

FY24	19.5
FY23	19.0
FY22	15.5

Cost to Income Ratio
(%)

40.2

FY24	40.2
FY23	40.4
FY22	36.9

Rupee Earned FY24
(%)


9.2
2.2
1.3
18.6
1.3
67.4

- Commission, Exchange, Brokerage
- Other Interest Income
- FX & Derivative Income
- Income from Investments
- Others
- Interest from Advances

Rupee Spent FY24
(%)


3.5
8.2
3.0
10.3
22.3
52.7

- Tax
- Provisions
- Dividend
- Transfer to Reserve
- Operating Expense
- Interest Expense

Integrated Annual Report **2023-24** 27

B US IN E S S S E G M E N T Catering to a Diverse Customer Base Wholesale Banking The Wholesale Banking Business of HDFC Bank serves a diverse clientele including Large Corporates, Multinational Corporations, Government, Public Sector Enterprises, Emerging Corporates and Business Banking/SMEs. Offering a wide array of financial products and services such as loans, deposits, payments, collections, tax solutions, trade finance, cash management solutions and corporate cards, the Bank aims to be a one-stop shop for catering to the diverse business needs of customers in this segment. We provide tailored solutions to meet specific customer requirements. With extensive experience in serving the Wholesale Segment, HDFC Bank has earned a strong reputation for delivering quality and reliable services to its customers. Post-merger, the Bank inherited the realty finance business. It has commenced offering Construction Finance facilities to mainly well established borrowers with a strong track record. This business largely covers the rental discounting business as well as construction finance. Retail Banking HDFC Bank’s Retail Business caters to a varied client base which includes Individuals, salaried professionals, small businesses like kirana stores, and Non-Resident Indians (NRIs). The Bank’s objective is to develop and tailor products and services that address the distinct requirements of these customers. Among the offerings are Savings and Current Accounts, various loan options for personal and business needs, Credit and Debit Cards, Digital Wallets, Insurance and Investment Products and Remittance Services. Post the merger, we have expanded our suite to include housing finance across various segments. We combine our physical and digital capabilities with sound expertise to ensure a smooth and convenient customer experience. Treasury The Treasury department is responsible for managing the Bank’s liquidity requirements, as well as handling its investments in securities and other market instruments. It manages the balance sheet’s liquidity and interest rate risks and ensures compliance with statutory reserve requirements. It also manages the treasury needs of customers and earns a fee income generated from transactions customers undertake with your Bank, while managing their foreign exchange and interest rate risks. 28 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Our Offerings

Loans and Deposits

Working Capital Facilities, Term Lending, Project Finance, Realty Finance Business, Supply Chain Financing, Export Finance, Trade Credit and Wholesale Deposits.

Investment Banking

Capital Finance through Debt/ Equity Capital Markets, Mergers & Acquisitions, IPOs, Private Equity, Venture Capital Fund Raising, Loan Syndication and Customised Solutions.

Other Banking Products and Services

Forex & Derivatives, Custodial Services, Cash Management Services, Letters of Credit, Guarantees and Correspondent Banking.

Loan Products

Personal, Auto, Gold, Two-Wheeler, Small Ticket Working Capital, Offshore, Agri and Tractor, Healthcare Finance, Commercial Vehicle & Equipment Finance, Loan Against Securities, Digital Loan against Mutual Funds.

Accounts and Deposits

Savings, Current and Corporate Salary Accounts, NRI Deposits, Fixed and Recurring Deposits.

Other Products and Services

Credit, Debit and Prepaid Cards, Digital Wallets, Wealth Management Solutions, Kisan Gold Card. A distributor of Mutual Funds as well as Life, General and Health Insurance.

Mortgages

Home Loans: Rural Housing Loans, Loan Against Property, Refinance and Home Loans to NRI's.

Services Offered to Customers

Foreign Exchange and Derivatives' Transactions, Solutions on Hedging Strategies, Trade Solutions - Domestic and Cross Border, Bullion and others.

Key Functions Performed

Manages the Asset/Liability of the Bank, maintains a portfolio of Government Securities in line with regulatory norms of RBI and others, manages the liquidity and interest rate risks on the balance sheet, and is also responsible for meeting statutory reserve requirements.

Our Edge

We are the Preferred Banker of Choice across segments and this is enabled by:

- Delivery of best-in-class services through customised solutions, products and through optimum use of technology
- Strong product proposition for NRIs through branches in India and overseas
- Trusted Home Loan brand in portfolio post merger. Offers huge opportunity for cross sell
- Market leader in majority of asset categories with best-in-class portfolio quality
- Strong player in retail mortgages.
- Pioneer and strong player in the digital loan marketplace
- Providing customers with a product suite across asset classes for 'optimal asset allocation' depending on clients' risk profiles and goals
- Strong presence in Payments Business
- Strong position in Cash Management Services
- Open architecture, best-in-class portfolio quality and regular portfolio rebalancing
- Robust Risk Management practices across all businesses and activities
- Solutions for non-residents hedging needs in Indian markets
- Integrated trade and treasury solution for customers
- Primary dealer for Government Securities

Integrated Annual Report **2023-24** 29

COMMERCIAL AND RURAL BANKING

Fuelling Growth in Semi-Urban and Rural India

Established in 2021, the Bank's Commercial and Rural Banking (CRB) Group caters to a diverse range of entities including Micro, Small and Medium Enterprises (MSMEs), farmers (including the small and marginal ones), healthcare finance, equipment finance, commercial transport companies as well as joint liability and self-help groups.



The diverse businesses are bound together by the common thread of having a significant presence in Semi Urban and Rural (SURU) India. More than half of our branches are located in SURU regions ensuring comprehensive coverage and accessibility to financial services where they are most needed. This strategic distribution facilitates easier access to banking facilities thus empowering individuals and businesses in these areas.

The CRB Group significantly contributes to the Bank's Priority Sector Lending (PSL) obligations which has assumed further significance post the merger. It also plays a pivotal role in advancing the financial inclusion agenda. Moreover, it is a profitable business, with a high Return on Assets (ROA) and effectively managed Non-Performing Assets (NPAs) due to adept sourcing channels and prudent risk management practices.

30 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Propelled by the extensive geographical reach and profound understanding of local business dynamics, the CRB Business has displayed healthy growth since inception. HDFC Bank holds a leading position in MSME lending, leading in 14 states and securing a position among the top 3 in 21 states.

A dedicated relationship team ensures regular interactions with CRB customers, addressing their banking needs comprehensively and cross-selling various products and services. There is a robust growth strategy in place for all major offerings.

Agricultural financing is a key revenue stream and the group is geared to seize promising opportunities in Agri-infrastructure financing and diversifying into high-income agricultural products like dairy and horticulture. The Bank is present in 2.25 lakh villages to fund traditional agriculture and allied activities. Additionally, CRB is also dedicated to supporting Government schemes like the Agriculture Infrastructure Fund (AIF), Farmer Producer Organisations (FPOs), and Pradhan Mantri Formalisation of Micro Food Processing Enterprises (PMFME), while also lending to small and marginal farmers.

The Bank's strategic emphasis on expanding into new territories and strengthening the sales force has led it to capturing a market leading share in the commercial vehicle and equipment financing sector. It is also actively developing an ecosystem to extend reach within the Transportation Finance domain supported by a robust OEM relationship.

Digital transformation is pivotal for growth across all segments. The Bank is digitising various aspects of the CRB Business, including customer touchpoints, document collection processes, sales, and service. The emphasis is on building digital underwriting capabilities through effective data management and API integration.

Overall, the CRB segment offers a vast market potential, and the Bank is poised to seize this opportunity through its expansive reach, innovative capabilities and digital prowess.

PRODUCT SUITE

Working Capital and Term Loan Assets	Investment Banking	Transportation Finance Group	Trade Finance & FX Advisory
• Working Capital Loans • Term Loans • Supply Chain Management • Project Finance • Export Finance	• IPOs, Private Equity, VC Fund Raise, Loan Syndication • Mergers & Acquisitions	• Commercial Vehicle/ Equipment Finance • Tractor Finance • Infrastructure Finance	• Bank Guarantee/LCs • International Trade • Trade Flows & Derivatives

Sustainable Livelihood Initiative (SHG and JLG)	Agriculture Finance	Liabilities
• Micro Finance	• Crop Loan/ Farmer Finance • KCC • Dairy/Cattle Finance	• CASA Accounts • Fixed Deposits • Salary Account

Integrated Annual Report **2023-24** 31

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Propelled by the extensive geographical reach and profound understanding of local business dynamics, the CRB Business has displayed healthy growth since inception. HDFC Bank holds a leading position in MSME lending, leading in 14 states and securing a position among the top 3 in 21 states. A dedicated relationship team ensures regular interactions with CRB customers, addressing their banking needs into high-income agricultural products like dairy and horticulture. The Bank is present in 2.25 lakh villages to fund traditional agriculture and allied activities. Additionally, CRB is also dedicated to supporting Government schemes like the Agriculture Infrastructure Fund (AIF), Farmer Producer Organisations (FPOs), and Pradhan Mantri Formalisation of Micro Food Processing Enterprises (PMFME), while also lending to small and marginal farmers. The Bank’s strategic emphasis on expanding into new territories and strengthening the sales force has led it to capturing a market leading share in the commercial vehicle and equipment financing sector. It is also comprehensively and cross-selling various products and services. There is a robust growth strategy in place for all major offerings. Agricultural financing is a key revenue stream and the group is geared to seize promising opportunities in Agri-infrastructure financing and diversifying actively developing an ecosystem to extend reach within the Transportation Finance domain supported by a robust OEM relationship. Digital transformation is pivotal for growth across all segments. The Bank is digitising various aspects of the CRB Business, including customer touchpoints, document collection processes, sales, and service. The emphasis is on building digital underwriting capabilities through effective data management and API integration. Overall, the CRB segment offers a vast market potential, and the Bank is poised to seize this opportunity through its expansive reach, innovative capabilities and digital prowess.   P R O D U C T S U I T E Working Capital andTransportationTrade Finance & Investment Banking Term Loan AssetsFinance GroupFX Advisory • Working Capital Loans•IPOs, Private Equity,• Commercial Vehicle/• Bank Guarantee/LCs • Term LoansVC Fund Raise,Equipment Finance• International Trade • SupplyLoan Syndication• Tractor Finance• Trade Flows Chain Management•Mergers & Acquisitions• Infrastructure Finance& Derivatives • Project Finance • Export Finance Sustainable Livelihood InitiativeAgriculture FinanceLiabilities (SHG and JLG) • Micro Finance•Crop Loan/• CASA Accounts Farmer Finance• Fixed Deposits •KCC• Salary Account •Dairy/Cattle Finance Integrated Annual Report 2023-2431 Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements OU R P E R F O R M A N C E A C R O S S C A P I TA L S INPUTS OUTCOMES RISKS & SDGS FINANCIAL Total Deposits • Total Net Revenue – • Return on Equity – 16.1% 1 2 3 4 5 •—H23,79,786.3 crore H1,57,773.5 crore • CASA Ratio – 38.2% • Shareholders fund—H4,40,245.8 crore • Profit after tax – • Cost-to-income ratio – 40.2% 6 7 8 9 10 • Borrowings—H6,62,153.1 crore H60,812.3 crore • Capital Adequacy • Return on Assets – Ratio – 18.8% 1.98% (average) • GNPA—1.24% and Net NPA – 0.33% HUMAN 4 5 • Employee base- 2,13,527 • Diversity, Equity and • New Hires – 89,115 • Recognised as a Great Place • Employee expense Staff Inclusion initiatives • Women in workforce – to Work® organisation for Cost – K22,240.2 crore • Talent Management 26.04% three consecutive cycles. • Learning and • Culture Ecosystem— • Total Learning Hours – Development initiatives Nurture, Care 66,54,452 hours • Total Learning Expenditure – & Collaborate H420.8 crore INTELLECTUAL 1 8 9 • Credit policy and • Implementation framework • Brand Valuation – • 16.5 lakh merchants active underwriting skills on carbon neutrality $ 43.26 billion* on SmartHub Vyapar App • Digital solution and factory, • State-of-the-art data • 79% of our acquisitions • Average customer uptime Enterprise Factory centers are digital increased to 99.96% • Risk management • Adoption of a zero-trust • 73% of servicing • PayZapp 2.0 has reached framework integrating ESG architecture approach to happens digitally the milestone of 75 lakh factors ensure protection against registrations in FY24 cyberattacks. *As per Kantar BrandZ Most Valuable Global Brands 2024 SOCIAL & RELATIONSHIP • Customer base – 9.32 crore • Aligning stakeholders • Bottom Up NPS Score – 71 • CSR Beneficiaries – 1 5 6 7 • CSR Spends on Parivartan to ESG • MSCI ESG Rating—AA 10.19 Crore projects—K945.31 crore • Partnership with • S&P Corporate Sustainability 8 9 10 • No. of CSR implementation Government Assessment -89th Percentile partners – 219 NATURAL 1 5 • Smart IOT based building • Sustainable Finance • Energy saved • Reduction in energy intensity management systems Framework through IoT based BMS over FY23: 3.7% (BMS): 568 branches • Renewable energy implementation: • Cumulative renewable • Installation of Active financing 4.14 million kWh energy capacity financed: Harmonic Filters (AHF): • Trees planted: More than • Green power consumed 10,052 MW 86 locations 38 lakh+ (As on March (solar + green tariff) in • GHG sequestered: 31, 2024) FY24: 3,270 MWh 12,400 + tCO2e MANUFACTURED • New branches opened • ATMs, Corporate • Total Banking Outlets – • Total Fixed Point Business 4 5 in FY24 – 925 of which over office, data warehouse 23,920 Correspondents – 15,182 52% are in SURU Region and others • Total Branches – 8,738 • Total no of Indian Green • 1,211—Net increase in (Inclusive of Overseas Building Council certified ATMs/CRMs in FY24 Branches and DBUs) – of branches – 2026 which 52% are SURU • ATMs+Cash Recycler branches Machines – 20,938 • Cities/towns covered – 4,065 7 Reputation Risk 8 Technology Risk 9 Cyber and Data Risk 10 Risk of spill-over from Subsidiaries Integrated Annual Report 2023-24 33

S TA K EH O L D ER E N G A G E M E N T Building Trust and At HDFC Bank, we engage in open and constructive dialogues with our stakeholders to understand their needs and Understanding expectations. It enables us to identify the issues that are material to creating value, as well as continued delivery of Needs innovative solutions. 34 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Stakeholder identification and prioritisation is crucial to meeting our sustainability goals and building trust with our stakeholders. We map our stakeholders based on their level of interest, influence, & impact, prioritise them based on relevance and develop engagement strategies that meet their needs. OUR STAKEHOLDER ENGAGEMENT PROCESS Identify Define Stakeholder Revisit of material Revised potential topics stakeholder groups engagement issues by the materiality map and prioritisation internal stakeholders Purpose of Stakeholder Engagement • Identification of Impact: We engage with stakeholders to understand the actual and potential environmental, social, and governance (ESG) impacts of our operations. This allows us to proactively address any concerns and identify opportunities for positive change. • Developing Solutions: Collaboration with stakeholders is crucial for determining effective responses for preventing and mitigating potential risks. • Respecting Stakeholder Rights: We recognise that stakeholder engagement is not just about achieving our goals, but also about respecting stakeholder rights. To that end, we are committed to upholding these rights and fostering a transparent and inclusive dialogue. By engaging with our stakeholders in a meaningful way, we aim to create shared value for all, while contributing to a more sustainable future. Integrated Annual Report 2023-24 35

S TA K EH O L D ER E N G A G E M E N T Customers Channels of Communication • Online and postal communication • Customer satisfaction surveys • Customer feedback • Regular interaction with customers Type Information, Consultation Frequency Continuous Key Concerns and Expectations • Ease of transacting across channels • Innovative technology applications • Data security • Advanced analytics Response and Mitigation • New products enabled by the Bank’s digitisation strategy • Making personalised recommendations through a Virtual Relationship Manager (VRM) • Information Education Communication (IEC) activities on data security and privacy Value Delivered We empower over 9.32 crore customers with convenient access to financial services through our extensive network of branches and ATMs/CDMs. Our commitment to inclusion extends to making our services accessible for people with disabilities, including ATMs with voice-guided systems and Braille keypads for visually impaired individuals; and ramps for wheelchair users. Additionally, we partner with our borrowers to promote sustainable practices. By encouraging them to measure and disclose environmental, social, and governance (ESG) factors, we nudge them towards making informed decisions and contribute to a positive environmental impact. 36 HDFC Bank Limited Employees Channels of Communication • On-ground and virtual connect with employees • Leadership and manager connect • Engagement and Pulse surveys • Employee connect initiatives like talent hunt, wellness initiatives etc. some of which also include their families Type Information, Consultation, Participation Frequency On-going/Periodic/Annual performance reviews Key Concerns and Expectations • Employee engagement • Culture and employee experience • Employee wellness and safety • Learning and Development (L&D) Response and Mitigation • Maintain high-level of ongoing employee connect and periodically obtain feedback through dipsticks assessments and surveys • Focus on various aspects of employee wellness through the HDFC Bank Cares initiative • Strengthen focus on L&D by offering best-in-class learning resources and leveraging technology for enabling learner-led anytime, anywhere learning Value Delivered We have a diverse workforce of over 2.13 lakh employees across different locations. We are committed towards building an inclusive work environment. Our effort is to assimilate all our employees into ‘HDFC Bank Way’ which is the Bank’s culture framework and thereby deliver a superior employee experience on an ongoing basis. We strive to provide periodic training and updates on ESG to all employees—including the ESG Committee members. Vendors Channels of Communication • Regular meetings • Phone calls and surveys Type Information, Consultation Frequency Continuous Annual performance review Key Concerns and Expectations • Governance and ethical practices • Supplier ESG development and assessment program Response and Mitigation • Ensure timely payment for services • Whistle Blower Policy to ensure good practices • Preparation for BRSR Core reporting Value Delivered We work closely with our vendors to promote the integration of environmental and social concerns, emphasising the importance of adding value beyond just economic gains. Our ESG policy framework ensures that vendors and suppliers comply with labour laws and human rights. We are strengthening our internal systems to enhance our engagement with the suppliers for reporting on BRSR Core KPIs.

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Regulatory Bodies Channels of Communication • Regular meetings • Policy updates and ministry directives • Mandatory filings with key regulators Type Information, Consultation, Participation Frequency Continuous as per requirement Key Concerns and Expectations • Compliance including public disclosure and reasonable assurance of BRSR Core KPIs • Social security schemes • Relevant national mandates Response and Mitigation • Compliance and ethics-oriented culture including formulation of relevant policy frameworks and enforcement thereof • Awareness generation on the mandates by the Government of India • Strengthening of internal processes for BRSR Core reporting Value Delivered We ensure adherence to compliance standards set by the regulatory bodies. Investors & Shareholders Channels of Communication • Quarterly financial reports, Press releases, Results conference call and Investor presentations • Investor conferences, Analyst day, Investor days, Interactions with shareholders and Annual /Extra- Ordinary General Meetings Type Information, Participation Frequency Continuous/Quarterly/Annual Key Concerns and Expectations • Compliance • Governance and ethical practices • Economic performance Response and Mitigation • Policies and demonstration of responsible business conduct Value Delivered We continued to generate value for our 41 lakh+ shareholders. Our Board has approved an ESGRM Policy overseen and governed by a dedicated CSR & ESG Committee and implemented collaboratively by management committees and cross-functional working groups. We disclose our ESG performance in the Integrated Annual Report, ensuring transparency of our sustainable practices. Community Channels of Communication • Planning, meeting, and exercises – Needs assessment/Baselining/ Participatory Rural Appraisal • Focused Group Discussions • Consultative workshops • Awareness sessions and field demonstrations • Periodic progress reviews and monitoring Type Information, Consultation, Participation Frequency Continuous Annual performance review Key Concerns and Expectations • Poverty and drudgery alleviation • Improvement in quality of education • Efficient resource management • Environmental sustainability • Improvement in community hygiene and sanitation Response and Mitigation • Holistic Rural Development Programme Focused educational and skill development programmes • Soil and water conservation • Sustainable livelihood initiative • Financial literacy camps Value Delivered We are focused on bringing improvement in the lives of the community through our continued efforts in alignment with our CSR goals across five thematic areas in a sustainable manner. Parivartan, our CSR brand, has already impacted over 10.19+ crore lives across the country. Integrated Annual Report 2023-24 37

M AT E R I A L I T Y Aligning for HDFC Bank conducts a materiality assessment to discern and assess the issues that hold utmost importance for Impact our business as well as both our internal and external stakeholders. In FY24, we reviewed our materiality assessment to comply with the latest GRI Universal Standards 2021 and integrate the concept of double materiality. 38 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements MATERIALITY ASSESSMENT PROCESS We began by reviewing In FY23, we prioritised our material topics by the 16 sustainability topics consolidating stakeholder survey responses. included in our FY23 materiality In the first stage, the responses within each assessment, identified as a group were consolidated to derive the result of internal and external priorities for the respective groups. stakeholder engagements, data Next, the responses across different analysis, regulatory compliance aspects were consolidated by assigning and industry benchmarking. weights to each stakeholder group. The This multi-faceted approach collective scores were then used to prioritise led to the final ranking of the the topics as “Most important”, “Important” 14 sustainability issues into a and “Less important” (considering the reach materiality matrix. of impacts within our value chain, magnitude The final analysis was presented of the impact, and likelihood of occurrence). to the Board of Directors. Identification of Material Topics Materiality Weighted Matrix Sign off Prioritisation Evaluation of Integration potential positive into Risk and negative Management impacts and Framework reprioritisation of results As part of our risk assessment process, Drawing from the results of FY23, we further we have mapped the identified material conducted a thorough analysis for assessing topics against the risk categories which the economic, environmental and social impacts are a part of our risk management (positive and/or negative) associated with each framework. Of the 14 material topics, topic. This was superimposed with the impact 9 have been identified as areas with scores derived from the previous stakeholder opportunity and the remaining 5 consultations across two key dimensions have the potential to pose risk to reflecting impact of the material topics on the our business. organisation (financial materiality) and society (impact materiality). After careful revaluation of 16 material topics, few topics were merged to derive a list 14 topics relevant to the Bank. Integrated Annual Report 2023-24 39

M AT E R I A L I T Y M ATE RI A L I T Y M AT R I X Climate Change Sustainable & society Responsible financing and Economic Performance Compliance planet Sustainable Procurement the Corporate Governance on and Ethics MATERIALITY Systemic Risk Financial Inclusion Customer Privacy impact Community-wellbeing Management and Data Security IMPACT Bank’s Digital Leadership Asset Quality HDFC Customer Satisfaction Employee Practices FINANCIAL MATERIALITY The planet and society’s impact on HDFC Bank’s financial performance 40 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Management of Material Topic

Sustainable & Responsible Financing

GRI topics: 2-22

Capitals Impacted: F SR N

Relevant Stakeholders:

At HDFC Bank, we recognise the significant influence we hold through our lending and financing activities. Engaging in sustainable and responsible financing practices allows us to invest in projects and industries that have positive environmental and social impacts. This not only aligns our values with the growing demand for ethical and sustainable investments but also enhances the Bank's reputation as a socially responsible institution. Furthermore, sustainable financing helps us improve our risk management practices by reducing exposure to environmentally and socially risky assets as well as foster long-term relationships with clients who prioritise sustainability.

We believe in Responsible Financing and, as a rule, do not fund projects that are part of our Prohibition List owing to the negative impact on the environment, health, and safety. Our goal is to make funding available for environmentally viable projects that help mitigate climate change. To reduce our carbon footprint, we continue to invest in renewable energy and energy efficiency projects and encourage our customers to make "green banking" decisions.

Description of Impact

(Opportunity, Positive, Actual, Within and Outside the Bank)

At HDFC Bank, we have adopted an enhanced and more comprehensive "ESG & Climate Change Assessment" framework, as part of our overall credit assessment for wholesale corporate borrowers - replacing our erstwhile "SEMS Framework".

Further, the Bank has in place a "Sustainable Financing Criteria" Framework ("the Framework") to enhance our portfolio from a climate and ESG perspective.

FY24 Performance

26%

of the wholesale loans approved in value terms were subject to enhanced E&S due diligence in line with our ESG Risk Management Framework

USD 300 million

Maiden International Sustainable Bond raised by the Bank in February 2024

Customers | Employees | Community | Investors | Government and Regulatory Bodies | Suppliers

F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Integrated Annual Report **2023-24** 41

M AT E R I A L I T Y Employee Practices GRI topics: 2-7, 401, 402, 403, 404, 405, 406, 407, 408, 409, 410 Capitals Impacted: H Relevant Stakeholders: We believe our people are the cornerstone of our success. We strive to establish a positive working atmosphere that encourages our employees’ active development and engagement. We engage employees through a variety of activities. Over the years, our seminars and contests have attracted many participants. We have several codes and policies in place that apply to all of our employees. The Bank also offers a variety of benefits to its employees. Human capital enhancement requirements are proactively assessed and implemented. Description of Impact (Opportunity, Positive, Actual, Within the Bank) Our dedication to strong Employee Practices creates a ripple effect of positive and tangible benefits. We conduct an annual employee survey to identify improvement areas, leading to initiatives that reduce stress, enhance purpose, and contribute to positive work environment. The Bank is an equal opportunity employer, fostering diversity and inclusion, and offering comprehensive benefits including parental leave, medical care, post-retirement support to all our employees. We offer best-in-class employee training & development – including through our newly launched MPower platform which enables dissemination of proprietary content on diverse topics. Target To achieve gender diversity (% of women) of 27% by FY27 Progress against this target is described in ‘Social -People’ chapter of the report. FY24 Performance Women in Workforce: 26.04% “Recognised as a Great Place to Work® organisation for three consecutive cycles.” Digital Leadership GRI topics: 418 Capitals Impacted: SR Relevant Stakeholders: Digital leadership allows us to innovate, improve efficiency, and enhance customer experience, offering opportunities for growth and competitive advantage in the digital era. We believe in our ability to consolidate the market leadership in digital banking and ensuring the Bank is future-ready through continued investments in technology and talent. Description of Impact (Opportunity, Positive, Potential, Within and Outside the Bank) By developing mobile banking applications and net banking solutions, we have solidified our competitive edge and contributed to the transformation towards a digital and connected economy. Our user-friendly mobile apps and net banking interfaces not only empower customers with 24/7 access but also facilitate accessibility, simplicity, and agility apart from fostering financial inclusion and economic growth for geographically isolated populations and small businesses. Additionally, we are continuously developing newer innovative and digital financial products and services to further solidify our position as a leader in the digital banking landscape. FY24 Performance 97% Share of Digital transactions in Total transactions 79% of our acquisitions are digital Customers Employees Community Investors Government and Regulatory Bodies Suppliers F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural 42 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Systemic Risk Management

GRI topics: 2-25

Capitals Impacted: F I M H N SR

Relevant Stakeholders:

Effective risk management safeguards our financial health by identifying, assessing, and mitigating potential losses from credit defaults, market fluctuations, liquidity issues, interest rate changes, and operational failures. Through the effective use of processes, information, and technology, we have developed a multi-layered risk management strategy that identifies, assesses, monitors, and manages risks (credit risk, market risk, liquidity risk, interest rate risk, and operational risk). Our framework incorporates a Board-approved Stress Testing Policy & System, a vital component of our Internal Capital Adequacy Assessment Process (ICAAP). Stress testing plays a vital role in this assessment by simulating a variety of stressful, yet realistic scenarios to assess our vulnerability to extreme conditions.

Description of Impact

(Risk: Reputational Risk

Impact: Negative, Potential, Within and Outside the Bank)

Effective risk management is crucial to safeguard our financial health and prevent systemic instability. As a result, our multi-layered risk management strategy actively identifies, assesses, and reports the risks inherent to our business operations to the appropriate levels of management so that risk mitigation actions can be implemented.

Furthermore, we recognise the growing importance of environmental, social, and governance (ESG) factors. Our ESG & Climate Change Assessment framework helps us identify and mitigate potential ESG risks and climate change threats associated with our borrowers and their business operations.

Our independent risk management function ensures objectivity and oversight. A robust risk assessment helps us evaluate the likelihood and potential impact of each risk. We then implement a combination of mitigation techniques, such as setting credit limits, diversifying loan portfolios, managing interest rate exposure, and implementing robust internal controls, to proactively manage these risks.

FY24 Performance

11

Number of risks identified

Emerging Risk

a) Extreme weather events

b) Cyber and Data Risk

Customers | Employees | Community | Investors | Government and Regulatory Bodies | Suppliers

F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Integrated Annual Report **2023-24** 43

M AT E R I A L I T Y Corporate Governance and Ethics GRI topics: 2-9 to 2-23, 205, 206, 415 Capitals Impacted: F I H SR Relevant Stakeholders: At HDFC Bank, we believe strong corporate governance is fundamental to our long-term success. We achieve this through a multi-pronged approach, prioritising transparency in disclosures and continuous improvement in our governance structure. We maintain open communication channels for clear and consistent information disclosure, fostering trust with all our stakeholders. Our commitment extends beyond regulations, integrating ethical considerations into daily operations. We have a fair and independent board that promotes responsible business practices taking into account the economic, social, and environmental aspects of our business. Description of Impact (Opportunity, Positive, Actual, Within the Bank) Our Corporate Governance philosophy is articulated in our ESG framework, providing direction around the cardinal principles of independence, accountability, transparency, fair disclosures, responsibility and credibility in the way we conduct our operations. We adhere to all relevant regulations, including the Indian Companies Act, Banking Regulation Act, and directives from RBI and SEBI. Our commitment extends beyond compliance, as evidenced by our policies and guidelines. We have policies on Anti-Bribery and Anti-Corruption and Code of Conduct that ensure ethical operations. FY24 Performance 6 out of 12 Independent directors 25% Women representation on the Board Zero Incidents of Conflict of Interest Zero Incidents of Money Laundering Customers Employees Community Investors Government and Regulatory Bodies Suppliers F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural 44 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Climate Change

GRI topics: 201-2, 305

Capitals Impacted: N F I M H

Relevant Stakeholders:

HDFC Bank recognises the materiality of climate change and its far-reaching impact on our business. We are committed developing and implementing proactive mitigation and adaptation strategies including conducting comprehensive climate risk assessments to identify and manage potential physical and transition risks impacting our business. By integrating sustainability criteria into our operations and credit analysis, we aim to contribute to a low-carbon future while ensuring long-term financial stability.

Description of Impact

(Risk: Climate Risk

Impact: Negative, Potential, Within and Outside the Bank)

We have been tracking our carbon footprint since 2010 and are committed to becoming carbon neutral in our own operations by FY32.

To communicate climate-related risks and opportunities, we are implementing the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. We are assessing our resilience to physical and transition risks, strengthening data collection on climate-related factors, and developing methodologies for risk assessment and scenario analysis. These efforts ensure we navigate the evolving low-carbon economy while mitigating our own environmental impact.

Target

To become carbon neutral in our own operations by FY32

Performance against the goal is elaborated in the 'Environment' chapter of the IAR.

FY24 Performance

0.65 million tCO_2e
GHG Emissions (Scope 1, 2 & 3)

1.91 (tCO_2e/₹ Cr Revenue from operations)
GHG Emissions intensity (Scope 1 +2)

3.04 million GJ
Energy consumption

9.87 GJ/ ₹ Cr Revenue from operations
Energy intensity

11,772.84 GJ
Renewable energy consumed

Customers | Employees | Community | Investors | Government and Regulatory Bodies | Suppliers

F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Integrated Annual Report **2023-24** 45

M AT E R I A L I T Y Customer Satisfaction GRI topics: 417, 418 Capitals Impacted: SR I H Relevant Stakeholders: At HDFC Bank, customer satisfaction is paramount. We achieve this through a customer-centric approach, prioritising excellent service, personalised experiences, and efficient solutions. Our customer-centric approach caters to the financial goals of our customers while providing them insightful, relevant, contextualised, and hyper-personalised experiences, highlighting the value we place on exceeding customer expectations. Description of Impact (Opportunity, Positive, Actual, Within and Outside the Bank) We actively gather customer feedback through regular satisfaction surveys, allowing us to use their valuable inputs to continuously improve our products and services. We adhere to the RBI’s Customer Rights, Grievances Redressal, and Compensation Policy, ensuring fair treatment for our customers. Moreover, we have multiple convenient channels, including 24/7 telephone support, intelligent customer service options, and visitor message boards for customers to connect directly with the Bank. FY24 Performance 71 Customer satisfaction score (NPS Score) 93.2 million Number of customers Customer Privacy and Data Security GRI topics: 418 Capitals Impacted: SR F I M H Relevant Stakeholders: Being in the service sector, Information Security and Data Protection are of utmost importance to us. We have implemented robust Information Security and Data Protection measures to ensure that our data protection practices strictly adhere to the Banking Codes and Standards Board of India’s (BCSBI) ‘Code of Bank’s Commitment to Customers’ and Employee and Customer Awareness Procedures. A Board-level IT Strategy Committee, chaired by an IT Director, oversees these critical functions. Description of Impact (Risk: Cyber and Data Risk Impact: Negative, Potential, Within and Outside the Bank) We work in a highly automated environment and use cutting-edge technology to support a variety of operations with excessive dependence on service providers for cybersecurity. To avoid potential risks associated with system failures, cyberattacks, and information leaks, we have implemented dedicated Information Security and the Cyber Security Policies. Furthermore, an independent assurance team within Internal Audit function of the Bank continually assesses the effectiveness of our IT risk management strategies to ensure business continuity. FY24 Performance Zero Data breaches in FY 24 100% Eligible employees mandated to undergo cybersecurity training Customers Employees Community Investors Government and Regulatory Bodies Suppliers F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural 46 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Financial Inclusion

GRI topics: 203

Capitals Impacted: SR F H

Relevant Stakeholders:

Financial inclusion is a pressing issue, and the banking sector bears the responsibility of serving the underbanked people in rural, semi-urban, urban and metropolitan India. We see this as an opportunity to broaden our reach and make our services more accessible to the poorest people across the country.

Description of Impact

(Opportunity, Positive, Actual, Within and Outside the Bank)

Financial inclusion at HDFC Bank goes beyond traditional market expansion to offer opportunities to tap into untapped markets. This fosters financial stability and economic participation at the individual and community level. While we continue to focus on the Corporate Cluster and Government Business to increase penetration, our business segment of Commercial (MSME) and Rural Banking is well- positioned to capture the next wave of growth.

These initiatives will focus on extending outreach to unbanked segments, equipping them with the necessary tools for effective financial management and increased economic engagement.

FY24 Performance

2.25 lakh villages

Presence to fund traditional agriculture and allied activities

52%

of branches opened in Semi urban and rural areas

Economic Performance

GRI topics: 201

Capitals Impacted: SR F I M H

Relevant Stakeholders:

Economic performance is critical to maintain stability and a positive momentum. We strive to always provide our stakeholders with increased long-term value. Even in difficult economic times, we have performed admirably because of careful management and capital allocation strategies.

Description of Impact

(Opportunity, Positive, Actual, Within and Outside the Bank)

During periods of economic upturns, we experience increased opportunities for growth and profitability. These favorable economic conditions create a conducive environment for strategic investments and business expansion initiatives. As we align our growth with that of economy, we plan to capitalise on the increased demand for financial services, expand our customer base, and explore new avenues for revenue generation.

FY24 Performance

₹307,581.6 crore

Total Income

₹60,812.3 crore

Profit after tax

Customers | Employees | Community | Investors | Government and Regulatory Bodies | Suppliers

F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Integrated Annual Report **2023-24** 47

M AT E R I A L I T Y Compliance GRI topics: 2-27 Capitals Impacted: F H N Relevant Stakeholders: We operate in a highly regulated industry where compliance is non-negotiable. As applicable, all our operations comply with legal, environmental, and social requirements imposed by regulatory organisations. Description of Impact (Risk: Compliance Risk Impact: Negative, Potential, Within and Outside the Bank) Non-compliance with regulations can result in regulatory fines, legal actions, and reputational damage, as well as impact the Bank’s ability to operate within legal boundaries. We maintain a strong foundation for regulatory compliance through periodic employee trainings, code of conduct, implementation of statutory laws, policies such as those on anti-corruption, anti-bribery, POSH, regular internal audits and robust incident response planning. FY24 Performance Zero Environmental non-compliance reported Zero Social non-compliance reported Community- wellbeing GRI topics: 203-1, 413 Capitals Impacted: SR N Relevant Stakeholders: Building stronger communities is a core value at our Bank. We actively partner with local communities to understand and address their needs. This engagement not only strengthens our relationships with the community, but also helps us identify potential initiatives. Our dedicated Board-level CSR & ESG Committee oversees these initiatives, ensuring they make a measurable impact. Additionally, we believe in aligning our efforts with government programs to support the nation’s overall growth and the well-being of its citizens. Description of Impact (Opportunity, Positive, Actual, Within and Outside the Bank) We have identified the most disadvantaged sections of the society around our areas of operation and are working to empower them to be self-reliant through our CSR brand ‘Parivartan’. Target The Bank has considered multiple targets as part of our Parivartan initiative, more details on this can be found in the ‘Social—Communities’ chapter of this report. FY24 Performance L945.31 crore CSR expenditure 10.19 crore+ Number of beneficiaries Customers Employees Community Investors Government and Regulatory Bodies Suppliers F Financial I Intellectual M Manufactured H Human SR Social and Relationship N Natural 48 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Sustainable Procurement

GRI topics: 204, 308, 414

Capitals Impacted: F M SR N

Relevant Stakeholders:

HDFC Bank implements a strategic approach to procurement, integrating environmentally and socially responsible considerations into our procurement practices. This approach yields operational efficiency, minimises waste generation, and reduces long-term operational expenditures for us.

Description of Impact

(Opportunity, Positive, Actual, Within and Outside the Bank)

As part of our ESG Policy Framework, we recognise the need to work closely with our suppliers to reduce waste, improve efficiency, reduce carbon footprint, and engage with them to understand their commitment towards human rights and labour practices.

We will thus continue to work towards greater integration of environmental & social considerations in our procurement practices. The Bank will make efforts to procure products which are recycled, environment-friendly, energy-efficient, and locally sourced.

Asset Quality

GRI topics: 203-2

Capitals Impacted: F M SR N

Relevant Stakeholders:

HDFC Bank prioritises responsible asset management practices throughout the loan lifecycle, contributing to a sustainable financial system. Regularly monitoring and managing asset quality are essential for maintaining the Bank's financial stability and ensuring that we meet the obligations to depositors and other stakeholders.

Description of Impact

(Risk: Reputational Risk

Impact: Risk, Negative, Potential, Within and Outside the Bank)

Asset quality is a fundamental risk for banks, directly impacting our financial stability. Our assets are essentially promises of future repayment. Weak asset quality can lead to financial losses and trigger a domino effect. This in turn can limit our ability to lend. In severe cases, very poor asset quality can even lead to disrupting the financial system and impacting depositors and the broader economy. Therefore, maintaining a high standard of asset quality is critical for us to ensure our own financial well-being and contribute to a healthy financial system. As part of our Environmental, Social, and Governance (ESG) Risk Management Policy Framework, we evaluate the environmental and social risks and opportunities associated with our lending activities. This analysis guides our lending decisions and fosters client relationships that promote sustainable business practices.

FY24 Performance

1.24%

Gross NPA ratio

Customers | Employees | Community | Investors | Government and Regulatory Bodies | Suppliers

F Financial | I Intellectual | M Manufactured | H Human | SR Social and Relationship | N Natural

Integrated Annual Report **2023-24** 49

S T R AT E G Y I N A C T I O N Our Future The Indian economy is positioned for growth, driven by strong fundamentals, a favorable policy environment and a youthful Ready Strategy demographic with about 65 per cent of population under 35 years of age. 50 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements These factors collectively fuel growth realty finance business. Our focus is Execution is our strength, as in GDP and per capita income, on risk adjusted consistent, profitable evidenced by the seamless integration consequently increasing the demand growth and this drives our strategy of two financial powerhouses’ post-for financial products and services. across all businesses. While pursuing merger. This facilitates a deeper At the Bank, we are well poised to this growth trajectory, we remain customer engagement, establishes capitalise on this opportunity through committed to robust governance an extensive distribution network and consistent innovation in our offerings and risk management practices, fosters growth across all segments. and technological capabilities. The ensuring a harmonious balance We aim to further harness it’s potential merger of erstwhile HDFC Limited between expansion and maintaining a as we prioritise three key pillars: with the Bank has further enriched portfolio quality. people, customers and technology. our product suite with mortgage and WHAT WE HAVE — POSITIONED TO CONSISTENTLY CREATE VALUE What we have Create incremental value Priorities to drive Onboarding Employee first Harness Growth people strategy capabilities At-scale Customer first distribution Customer The Next Customer engagement 3-5 Years service Robust risk Continue Capture Technology first management Technology Macro share Excellence Attractive Power of macro-variables the Group Integrated Annual Report 2023-24 51

STRATEGY IN ACTION

Our employees constitute the backbone of our operations and we are committed to creating an environment that enables them to fulfill their potential and flourish. Towards this the Bank has adopted the managerial behaviour architecture - Nurture, Care and Collaborate to further strengthen on ground experience of Culture. We remain steadfast in our commitment to prioritising customer service, striving to provide a seamless and exceptional experience. Moreover as banking continues its digital evolution, technology assumes a pivotal role in our strategy. We continue to invest in digital and technology to make our Core scalable, secure, and resilient. Leveraging digital advancements, we orchestrate a unified and comprehensive customer proposition, harnessing the power of the group. These strategic priorities underpin our ten-pillar strategy, positioning us for sustainable and profitable growth.


HDFC BANK
Customer Acquisition
Delivery of Products and Services
Relationship Management
Capturing flows from Government and Institutional (G&I) Business
Digital Marketing
Retail Assets
Expanding Wealth Management
Technology and Digital
Re-imagining the Branch Channel
HDFC Bank edge for Corporate Cluster
Heartland: Commercial and Rural
Leadership in the Payments Business
Virtual Relationship Management (VRM)
Customer Service and Experience
Strengthening Compliance
Effective Risk Management
Zero Paper, Zero Touch Operations
Culture
People Learning and Development

52 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Re-Imagining the for meaningful conversations with Branch Channel customers. We aim to provide holistic, As we recognise the increasing shift need-based financial solutions by towards digital transactions, we leveraging our diverse range of envision the transformation of retail products and services. To achieve branches into engagement centres. this, we have identified the following Rather than being solely transactional, strategic imperatives for re-imagining branches will serve as platforms the role and architecture of Retail Branch Banking: STRATEGIC IMPERATIVES Micro market focused multi format distribution science Growth segments: Customer Lifecycle Rural, Government Engagement Al Analytics Digital driven customer Transformation conversations (Next Best Action) Customer life Service First centric insight led propositions Integrated Annual Report 2023-24 53

STRATEGY IN ACTION

Micro-market Focused Multi Format Distribution

We are transforming branch banking into a multi-format model based on a granular micro market approach. This involves using a multi-variate model to identify high potential markets, considering factors such as population demographics, deposits and advances data, delinquency insights, climate risk assessments and future trends. Branch formats may vary from full service physical branches to smart banking lobbies or digital banking units with self-service kiosks as well as business correspondent-based models. We closely track profitability and break-even for each format to ensure targeted investments and cost-effectiveness. By expanding our presence in identified locations through multiple formats, we not only increase our catchment area but also benefit from network effects. Therefore, we continue to invest in expanding our presence in identified locations through multiple formats.

Bank's Distribution Network

(As on March 31, 2024)

- Branches: 8,738
- ATMs / CRMs: 20,938
- Cities / Towns: 4,065
- 52 per cent of our branches are in Semi-Urban and Rural areas

Customer Lifecycle Engagement and AI driven Customer Conversations

We leverage our extensive branch network as engagement centres to have high impact conversations with customers to partner with them over the long term. We source the right customers through a differentiated go-to-market approach and engage in need-based conversations, offering tailored product propositions.

Our relationship management architecture ensures continuous nurturing and implementation of next best actions aimed at fulfilling customer needs. With a 'service first culture', we leverage robust analytics and AI to suggest personalised recommendations based on customer transactions and digital behaviour for services and products. This also allows for validation from the Relationship Manager which then results in recommendations for the next best action for each customer. Relationship Managers are also equipped with real-time data for immediate next best actions based on customer interactions. We are now looking to enter the next leg of this journey by leveraging the account aggregator model and Generative AI capabilities to ensure that we have the right proposition for the right customer at the right time.


What Can I Help You With?


Catchment Scoping
Need Based Customer Conversations
Acquisition Onboarding
Onboarding (Welcome, Immerse, Nourish)
Recommendations (Next Best Action, Service Next Best Action)
Relationship Management Architecture

54 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Digital-led Service First Organisation

We focus on voice of customer -led process improvements and digitalisation. Some of the key improvements include differentiated and priority servicing for senior citizens and High Net Worth (HNW) customers, real-time deliverable tracking and regular alerts to customers on processing milestones. We continue to embed and enhance customer digital journeys including Insta Service Journeys, in sales, service and operations. Mobile first approach leveraging Aadhaar and 'Walk Out Working' (WOW) straight through journeys are some of the initiatives that are helping us achieve significant benefits in terms of improved customer experience. With a digital-first mission, we are unlocking operational efficiencies and cost savings while delivering customer delight. Going forward, we aim to build a paperless retail experience through a bouquet of customer-centric digital journeys that make banking simple. BizXpress is a digital portal designed for MSME customers.

Launches in FY24

- BizXpress: A digital portal designed for MSME customers
- SmartWealth App: A user-centric Do-It-Yourself (DIY) investment mobile application

Rural Business Growth Levers

We develop curated propositions to address the specific needs of Semi-Urban and Rural (SURU) markets. We introduced 'Vishesh Banking Programme,' an industry-first rural-focused customer managed programme. It provides customised benefits like complimentary health check-up facility, tele consultation with doctor, free gold valuation, discounted pricing on loan processing fees and free subscription to Agri-Tech app with discounted products and services. To expand our rural reach, we utilise business correspondents and innovative models like the Bank on Wheels. Additionally, we engage customers through financial literacy programmes and opinion leader engagements to foster deeper relationships and recognise their contribution to society through an acknowledgement initiative known as 'Samman Samaroh'. Collaborating with partners such as Farmer Producer Organisations (FPOs) and Micro, Small and Medium Enterprises (MSMEs), enables active engagement with the entire ecosystem in a comprehensive manner.


VISHESH
Premier Banking for Bharat
Dedicated Personal Banker for
all your banking and financial needs

People Capability Building

All the aforesaid initiatives and reimagined approach are complemented by a massive focus on our people capability building through a sharp and targeted strategy using Nurture, Care and Collaborate approach. We are investing in innovative ways of learning and capability development using internal and external partners and technology enabled platforms.

Integrated Annual Report **2023-24** 55

Virtual Relationship Management (VRM) Virtual Relationship Management (VRM) is where new age technology powers human capability to bring to our customer a convenient, safe and seamless customer experience consistently. VRM provides enhanced customer engagement and seamless banking experience –emerging as the preferred banking choice for millions of customers. Our VRM strategy focuses on digital ease and personalised, need-based conversations. It is built on three pillars: Virtual Relationship, Virtual Sales and Virtual Care. Virtual Relationship is an effective approach to cater to the needs of our managed customer base. The Video KYC team which is a part of Virtual Relationship enables digital onboarding and KYC verification. Virtual Sales addresses remaining customer base (other than managed) engaging and enhancing their relationship value by meeting their requirements with best-in-class products delivered digitally. Virtual Care enables seamless 24/7 customer service across all major retail banking products delivered through voice and text-based modes. Our Virtual Relationship Managers constantly engage with customers to cover the entire customer life cycle including saving, investing, borrowing and transacting. Leveraging an omnichannel engagement framework, data science-driven interactions and a talented pool of well-trained Virtual Relationship Managers, we have an advantage in VRM. Our investments in technology have upgraded customer- S TR ATEfacing solutions such as Interactive Voice Response Systems and digital engagement platforms like Video KYC, offering a world-class virtual engagement framework. Our Virtual Managers are complemented with various digital tools such as web chat with Eva (an Artificial Intelligence based chatbot) and service assistance via Facebook Messenger. Employees and customers are the capital for this business and the Bank has invested heavily in training and development of its relationship managers. Training covers product knowledge, sales techniques, communication skills, compliance and regulatory requirements and customer relationship management skills. With structured, secure, compliant and automated systems, we ensure customer data privacy. Our virtual framework provides seamless 24/7 access to customers aligning with global service standards. We offer automated Interactive Voice Response (IVR) and Voice BOT solutions in G Y I N A C T I O N multiple languages delivering a wide range of services. Through analytics- led product distribution, we strive to be the preferred choice of customers for all their banking needs. Our Virtual Care and Virtual Relationship approach is an extension of our customer-centric programme called ‘Infinite Smiles,’ aiming for customer delight in every interaction. IVR offered in 12 languages Video KYC offered in 6 languages

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Capturing Flows from Government and Institutional (G&I) Business Our efforts to grow the Government, Institutional and Start-Up businesses gathered further momentum in the Financial Year 2023-24. The key pillars of growth for the business are: Dominance in Agency Business The Bank continues to focus on maintaining its position as a leading Agency Bank, ranking among the top three Government Banks collecting direct and indirect taxes for Government of India. It is the largest collector of Goods and Service Tax demonstrating its market leadership, and a major player1 in direct tax collections and customs duty. The Bank is actively integrated with 9 States/Union Territories for the collection and settlement of various state taxes. HDFC Bank’s Market Share: Direct Tax ~24% Collections Goods & Service Tax Collections ~16% Custom Duty ~8% Collections The Bank collected over H10 lakh crore of revenue in FY24 for the Government Partnering with Governments to go Granular The Bank has emerged as a trusted partner for centre, state, district and local level administration leveraging technology to offer right fit solutions. It has helped digitalisation of Gram Panchayats (4,500+) by enabling collection of local taxes through QR. HDFC Bank has also integrated with online revenue collection platforms to enable collections for state, district and urban local bodies. Further, for State Governments we have facilitated asset monetisation and revenue accrual through online auctions. The Bank has facilitated digitalisation of payments associated with the land acquisition process by aiding district level Government authorities to expedite beneficiary identification and related disbursements. Disbursing Funds to the Last Mile With a 39 per cent growth in total flows processed, the Bank facilitated the transfer of over 30 per cent of the total funds flowing from the Central Government to various beneficiaries under the aegis of the Centrally Sponsored Schemes, Central Sector Schemes and the 15th Finance Commission. The Bank disbursed funds amounting to H1,06,171 crore under the various schemes. Process 30 per cent of the funds flowing from the Government of India to states and implementing agencies Enhanced Focus on Serving Those Who Have Served the Nation. HDFC Bank revamped its product offerings and overall engagement strategy to provide customer delight to pensioners with 3,200 + branches enabled to offer SPARSH services to defence pensioners. In addition, the Bank has enhanced its pension system with additional automation and features to be able to provide Form 16 and facilitated submission of life certificates digitally through integration with Jeevan Praman Portal, Government of India. The newly launched Garv Pension account comes with best in class offers, including health insurance to those until the age of 75 years. Digital Solutions—A Key Driver of Government and Institutional Business The Bank offers a connected banking experience to its customers through FARSight, a tool for monitoring fund flows and balances across their administrative functions enabling a convenient and efficient way to manage their finances. The Fund Management Solutions facilitated by the Bank to various State Governments help them systematically comply with the Single Nodal Account guidelines as mandated by the Government of India. In addition, the Bank continuously endeavours to ensure compliance with the various system upgrades required to by the Public Financial Management System [PFMS]. Finally, the Bank’s recently launched omnichannel payment and collection solution – Collect Now and its associated applications help various Government and institutional customers digitalise the payment and collection flows. Investing for the Future The Bank has focused on augmenting its engagement and offerings with the Start-Up ecosystem by launching a range of customised solutions under the revamped flagship program StartUp | BuildUp. • Dedicated lending policy under Credit Guarantee Scheme for Start-Ups. • Specialised group health insurance coverage plans. • Efficient management of personal and professional expenses with commercial cards. • Value-added services such as provision of legal handbooks and compliance calendars and specialised offers • Offered grants to DPIIT registered Start-Ups under its umbrella CSR program 1As per tax collection data reported by PIB & CGA, Government of India. Integrated Annual Report 2023-24 57

STRATEGY IN ACTION

Payments Business | Growth and Leadership

In consonance with the India story, HDFC Bank continues to make rapid strides in the digital payments’ domain.

Armed with a bouquet of products and services, our payments business encompasses end to end solutions designed to cater to a wide range of customer segments across multiple geographies within & outside India. Our capabilities are built to serve customers both on the issuing as well as acceptance side. The products are designed to serve and solve for unique payment requirements of several customer segments and industries at scale.

Our payment products are key to customer engagement and are built on the ethos of payments being a crucial driver to deepen the overall relationship with the customer and become the preferred banker, both for liabilities and assets. The narrative is always about enabling solutions which enhance the customers quality of life and also be a part of the customers growth journey.

Our credit card business continues to be a leader on many fronts. Having built best in class products and platforms over the last two decades we continue to maintain our dominance with more than 2 crore satisfied customers.

A wide range of card products backed with superior customer service experience across the physical and digital mediums, have ensured that we continue to build momentum by issuing more than 5 lakh cards every month.

Commercial cards which are used by various business entities to cater to multiple expenses around travel, entertainment, procurement and statutory payments have also been a key area of focus for the HDFC Bank payments business. With an experience of more than two decades of serving SMEs and large corporates, our payments business offers unique payment solutions for various industries like Aviation, Travel and Insurance. By leveraging advanced data analytics, we identify traditional payment flows and migrate them to a convenient and seamless digital payment flow thereby helping our customers manage their payments in a more efficient manner.

Our commercial payment solutions have found wide acceptance across the industry ensuring that we are the market leaders not only on an overall basis but also on an individual basis across multiple segments.

The Bank is a leading issuer of debit cards with more than 5 crore debit cards in force. The spend per card is 3x of the industry average thereby reflecting a healthy profile of the Bank’s customers.

In addition to credit and debit cards the Bank also offers a wide range of prepaid cards for use by individuals and corporates. These cards can be used across multiple merchant categories in India as well as overseas.

Our Acceptance Business which is spread across the length and the breadth of the country has been a significant contributor to the digital payments growth in the country. Over the last few decades, we have continued to invest and grow this business by ensuring that we onboard small, medium & large businesses to accept multiple payment form factors which includes Cards, UPI, Central Bank Digital Currency and Wallets.

Equipped with “Vyapar” our digital acceptance platform, we continue to maintain our leadership position in the acceptance business serving more than 30 lakh merchant establishments.

Our wide array of products gives us the ability to serve our merchant partners to collect timely payments through the offline as well as the online medium. Our product suite which includes Online Payment Gateways for collecting payments via Cards, NetBanking, UPI are well designed and not only suited to meet the needs of Start-Ups as well as large businesses but also cater to

58	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements the growing requirements of various associations, trusts, religious and Government institutions. We also have the full array of products catering to our merchants partners enabling them to seamlessly collect payments in the offline world. We support collection of payments through the ubiquitous PoS terminals and are also a leading player in the UPI dominated QR payments. Our product range is flexible and complemented by latest technology to accommodate customisations. Innovation has been a constant theme across the Payments Business. The Financial Year 2023-24 saw the Bank introducing several new products and payment platforms. The Bank’s MyCards platform which is a one stop platform to manage HDFC Bank Credit and Debit Cards, FASTag and Consumer Durable loans continued to grow at a rapid pace, with more than 1.3 crore card users being added only in the last year. The platform continues to be enriched through addition of new features at regular intervals. SmartHub Vyapar, an integrated payment, banking and business solution that caters to the daily needs of merchants and helps them drive business growth also continued to witness widespread adoption with more than 16 lakh merchants onboarded across the country. It handled over 45 lakh transactions daily in March 2024. The newly launched PayZapp has seen a strong growth with 75 lakh customers onboarded as on March 31, 2024. PayZapp provides a unified experience across contactless, QR and UPI payments. It is currently among the top-rated payments application in the country. Given HDFC Bank’s strong franchise on the issuance as well as the acceptance side, the Bank also leverages its network of consumers and merchants to enable affordability solutions. It has a very strong consumer finance programme helping consumers to purchase goods and services complimenting their lifestyle. The Bank’s future strategy revolves around the opportunities in the payment’s ecosystem and the vibrant Indian economy. It continues to focus on sustainable growth strategies, emphasising on resilience and holistic impacts. The digital strategy is aligned to enhance customer engagement across all touchpoints of the Bank. As an extension of the digital strategy, the Bank is poised to launch a completely new and refreshed Mobile and NetBanking platform which is user friendly and offers a very high level of security. Tech and Digital: A Customer Centric Evolution The digital transformation witnessed in the financial landscape has brought institutions closer to their customers than ever before. From instant microfinance to the largest corporates and from the urban youth to agri and dairy farmers—our Bank is proud to offer best-in-class products and services to customers across the spectrum. To further harness next-gen technologies and innovations for serving our customers better, we are pivoting our strategic direction with “Shift Right”: shifting from a product-centric approach to a customer-centric focus. Our product-centric approach ensured that our core banking infrastructure was the heart of our operations, supported by layers of data, integrations and diverse channels and partnerships for customer interaction. Now, as we embrace a customer-centric model, we understand that Data enhanced with Artificial Intelligence (AI) and Machine Learning (ML) at the core of our operations will enable deeper insights into our customers’ behaviour, preferences, and needs, further allowing customer personalisations and customisations while protecting their privacy and security. The data would be powered by modernised, decoupled core systems built for scalability and demand with higher availabilities. The ‘lightened core’ would leverage cloud-native architectures delivering greater performance and secure access. Next, an API orchestration layer will facilitate seamless integration and communication across services and platforms. This will ensure that our systems and services are always Integrated Annual Report 2023-24 59

S TR ATE G Y I N A C T I O N as a Service i ng (B e n k hannels aa artn rship a C S P s B ) hannels Journeys: Frictionless, straight-through hestratio C r c n APIsO La I ices ba y at Channels: Digital – A P r v s e D a e e r where the customer is o s d c r Data C Core Core: Always ON, i o M powered r e Banking perform @ scale by AI/ML Data: Insights, driving experience & growth Security: For customers & data Prod ntri c uct Ce Cust ntri c omer Ce ready with plug-&-play connectivity providing enriched, streamlined experiences for our customers. Further, by supporting a variety of channels for customer engagement such as mobile apps, online banking, chatbots and in-person services, we can meet customers where they are and provide consistent, high-quality engagement across touchpoints. This multi-channel approach ensures that customers can access our services in the way that is most convenient and comfortable to them. As organisations are increasingly taking their experiences directly to customers rather than expecting customers to come to them, Banking-as-a-Service (BaaS) has begun assuming relevance. We see this as an opportunity to embed our digital offerings into the channels that customers prefer to use. “Shift Right” will not only expand our reach and market presence but also foster innovation and collaboration within the financial ecosystem, ultimately benefiting our customers through a broader range of innovative solutions. By adopting a customer-centric approach, we will ensure that our services are more responsive and personalised while accelerating scalability, flexibility and innovation thus driving long-term customer satisfaction and loyalty. Our dedication to delivering personalised digital banking solutions and ensuring inclusive access to banking services underscores our mission to be a trusted partner for all our customers. As we continue to innovate and adapt, our Shift Right approach will guide us in building a resilient, forward-looking Bank that remains steadfast in its commitment to excellence and customer satisfaction. Heartland: Commercial and Rural Commercial and Rural Banking (CRB) Group caters to a diverse range of entities including Micro, Small and Medium Enterprises (MSMEs), Joint Liability and Self-Help Groups in the microfinance segment. It further serves the needs of small and marginal farmers, healthcare finance, equipment finance and commercial transport companies. Under the CRB segment, our aim is to support the growth and success of MSMEs by providing access to credit and other financial solutions and services. We cater to MSMEs in manufacturing, exports, retail and wholesale trade, supply chain network, infrastructure companies, farmer finance, commercial agriculture, joint liability and self-help groups under microfinance, commercial equipment and transport and healthcare 60 HDFC Bank Limited businesses. We are committed to resolving challenges such as limited credit access, high borrowing costs and collateral constraints that are faced by this sector. Our lending activities under this segment play a significant role in meeting our Priority Sector Lending (PSL) obligations.

The goals in CRB are three-fold: to increase PSL lending, to grow the book and to generate income while maintaining portfolio quality. Our Bank’s PSL lending comprises 53 per cent of our total book of which 46 per cent is organic. CRB Group has been clocking a y-o-y growth in the range of 25-30 per cent for the past ten quarters with a GNPA of 1.65 per cent which is one of the lowest in the industry.

We have in place a robust growth strategy for all our major offerings. In MSME segment, we already have a strong presence across all states with a leading market share in 14 of them and securing a position among the top

3 in 21 states. We are now building in granularity by targeting district-level leadership.

We continue to pursue agricultural financing and consider the portfolio an important wallet generator for the Bank in the future. We see this potential, as trends shift from pre-crop working capital financing to agri infrastructure financing. Further as envisioned, we have built a strong portfolio of diverse offerings across high income agri products such as dairy and horticulture. Under agriculture finance, we currently have a presence in 2.25 lakh villages and we aim to penetrate more in these villages to build further on the portfolio. We are currently the no.1 in the transportation finance business. While we continue to innovate and enhance our digital offerings, we have ensured robust analytics and risk management capabilities to back these offerings. Risk Management is at the core of our product offerings. Also, there are offerings in new and under-penetrated equipment category as well as non-equipment financing. We will do this by leveraging our strong OEM relationships, common distribution channels, geographies and customer base across our existing portfolio and presence. Digital journeys and digitalisation is a key enabler for growth in this segment. We continue to digitalise a major part of CRB business.

We are digitalising customer touchpoints, document collection processes, sales service and others. We have enabled self-service digital capabilities across all our branches. Going forward, we aim to build capabilities for digital underwriting through data management and APIfication. The segment that the CRB Group serves has tremendous market potential and the Bank is in a strong position to capitalise on this opportunity through our extensive reach, innovative capabilities and digital prowess.

Integrated Annual Report 2023-24	61

STRATEGY IN ACTION

Retail Assets Strategy

The Bank has been the market leader in all the asset categories relating to personal finance and continues to maintain its lead position. It has been a combination of both secured and unsecured business. Our strategy involves a comprehensive approach to ensure sustainable growth and maintain impeccable asset quality. Our strength has been to continually look out for new opportunities and build up business propositions to cater to every segment of the industry. We have an array of products for both personal and business needs.

Our strategy is to continually enhance digital offerings across all our retail assets, do this at prices attuned to our risk appetite and consistently maintain our portfolio quality. We would continue our focus on digital distribution and increase the unassisted sourcing through Xpress Personal Loan, Xpress Business Loan, Xpress Auto Loan, Loan Against Shares / Mutual Funds. Introduction of new workflow system for Gold Loan, will bring in enhanced customer experience. We continuously strive to acquire New to Bank customers with our best-in-class asset offerings. Our indigenous digital journey not only enables our existing customers but also seamlessly propels business from New to Bank customers.

The large, existing customer base of over 9 crore provides a fertile ground for future growth. We would continue to provide products and offer solutions for customers’ needs based on our rich understanding of their profile. This would bring in higher engagement through our internal channels viz., branch network and virtual team to step up the business growth. Both the channels put together would reduce the overall cost of sourcing and improve our Cost to Income Ratio.

While we continue to innovate and enhance our digital offerings, we have ensured robust analytics and risk management capabilities to back these offerings. Risk Management is at the core of our product offerings with robust underwriting mechanisms in place to support our lending decisions. We ensure prudent pricing across all products factoring in the risk.

The Bank has expanded its branch network and we would capitalise on the same by increasing our offering and reaching emerging geographies. Our delinquency levels have been one of the lowest, with a large portion of the customers have better credit scores. Our robust processes and controls have managed the risk associated with varied asset lending. Our Gold Loan presence has also increased by 5X in the last 2 years.

As we move forward, all retail asset products would be made available to the erstwhile HDFC Limited’s customers thus enhancing our customer base. The way forward for us is to continue to offer loans seamlessly across geographies, expanding our reach in Semi-Urban and Rural markets for deeper penetration and maintain our leadership in urban areas and cities.

Home Loans

The merger of the erstwhile HDFC Limited with HDFC Bank has been transformational for the Bank. It has now emerged as a Bank with one of the largest home loan portfolios in the country.

A trusted home loan product is now riding on HDFC Bank’s network of over 8,700 branches, digital touchpoints, complete product range and superior technology. This synergy has enabled us to offer best-in-class home loan offerings to existing and new customers. Post-merger turnaround time has improved significantly. This coupled with the erstwhile HDFC Limited’s strength of connecting with customers in person is a potential game changer in terms of both sales’ turnover and cross- sell.

The Bank is in the process of converting erstwhile HDFC Limited’s service centres to branches in a phased manner. As a part of enhancing the cross-sell strategy, home loan customers are now able to avail of a wide range of products/ services like Deposits, Consumer Durable Loans, Credit Cards, Wealth Advisory Products, Unsecured Loans and other retail loans.

Savings Accounts for New to Bank customers has moved to about 85 per cent from 35 per cent. This sets the foundation for a stronger connect with incremental customers.

In addition to this, our strategy is to improve the focus on the self-employed category which will further increase opportunity in this segment. Post-merger, the Bank has launched and expanded its product basket through banking surrogate programmes as well as leveraging its knowledge for better assessment of such profiles for home loans.

With differentiated strengths and despite having a larger book than peers, the Bank’s model is generating huge benefits on a monthly basis without compromising on its underwriting standards and is expected to generate substantial value for both customers and the Bank in the future.

The gross retail mortgages stood at ₹7,72,786 crore, compared to the previous year’s ₹1,78,840 crore. The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited which

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amalgamated with and into HDFC Bank on July 01, 2023 and hence comparisons with the previous periods have to be looked at in light of the same.

The Bank believes that the fundamental demand for housing will continue to be strong in the long run in India due to a favourable environment. India is expected to have the largest working population by 2050, which is likely to give a major fillip to urbanisation in the country. Eight crore families are likely to move from rural areas to cities in the country, increasing the need for housing. This is clearly an opportunity for the industry and HDFC Bank is well positioned to help fulfill the housing dreams of millions. The Bank is committed to offering home loan solutions to diverse income categories.

Going forward, our aim is to retain and built on our strengths to offer a best-in-class service and capitalise on the immense opportunities that are available in the country.

HDFC Bank Edge for Corporate Cluster

Corporate Banking remains a steady contributor to our growth and profitability. Our customer base spans from prominent large business houses, multinational corporations, manufacturing and service sector companies to public sector enterprises and financial institutions, amongst others. Our focus is on holistic corporate engagement. We serve them by extending credit as well as by offering banking products and solutions that assist in managing their entire financial business cycle. Our corporate solutions include working capital and term loans at the inception of a project, operational solutions such as cash management, supply-chain integration, international trade financing and payment solutions such as tax management as well as payroll management.

Our comprehensive range of products and services along with our relationship approach provides us with competitive advantage. While we focus on growth, we ensure pricing discipline and are selective in the exposures we undertake. We have a well-diversified book across multiple industries. The average rating of the book is between AA to AA+.

We endeavour to leverage our strong relationships with existing customers to increase our wallet share. This entails deepening share within existing products as well as designing effective solutions across their needs to increase their product holding. In addition, we are also focusing on New to Bank acquisitions through engagement with large corporates, targeting Government undertakings and multinational corporations to expand our reach. We aim to capitalise on the Government infrastructure push and Production Linked Incentive scheme (PLI) which will open up incremental opportunity for the banking sector. We have also put in place a liability strategy to improve wallet share through our transaction banking, viz, cash management, payments and trade solutions. Supply chain financing is also a key growth driver for the Bank. We are bolstering this through the use of technology such as our supply chain platform that acts as a one-stop shop for transaction needs, as well as the development of need-based offerings.


CORPORATE ECOSYSTEM
Shareholders
Dividend Distribution
Government
Statutory Payments
Channel
Supply Chain Finance
Employees
Salary
Empanelment
Cross Border Vendors
• Trade
• Cross Border Transactions
Balance Sheet Support
Working Capital & Term Lending
Customers
• Digital Integrations
• API Integrations
• H2H
Suppliers/Dealers
Cash Management

Integrated Annual Report **2023-24** 63

S TR ATE G Y I N A C T I O N K E Y G R O W T H D R I V E R S Leveraging New to Bank Liability Strategy Yield & Spread Creating Vertical Existing Acquisition • Focus on Improvement focus Relationships • Targeting MNCs underlying float • Tight liquidity • Large Corporate • Assessment of • Engaging with products expected Coverage (LCC) potential products Corporate Group • Improving • Continue to be • Public Sector • Effective solutions companies share of wallet selective on Undertaking for gaining wallet • Geographical of transaction assets (PSU) share expansion banking • ~90% floating • Multinational • Pooling bank to book Companies the Corporates (MNCs) We are continuing on a path of strategic digital transformation to further widen and deepen wallet share from corporates by enhancing Employee Experience (EX), Customer Engagement (CE) and creating an ecosystem for seamless banking. We are enhancing Employee Experience through the launch of platforms enabling an end-to-end journey for the Relationship Managers, actionable analytics, pricing intelligence and dashboard automation. On the customer front, we are progressing on the path of shifting from a product focus to an ecosystem approach and investing in enabling ERP integration across functions. In addition to pure construction finance facility, we are also financing Greenfield under-construction commercial office space with developers having a proven track record. The construction finance facilities will get converted into low-risk Lease Rental Discounting (LRD) facilities resulting in a healthy pipeline of LRD book for the Bank. Through these initiatives, we are re-imagining the corporate cluster to function as a digital corporate bank. We believe the runway is long and our aim is to serve corporates with 64 HDFC Bank Limited the entire gamut of products and services and capitalise on the benefit of synergies across our Bank. HDFC Bank offers comprehensive structured solutions to help corporates make their supply chain more robust. These programmes cater to the working capital requirements by easing liquidity and removing the underlying trade risk of the transaction. Supply Chain Finance (SCF) As part of our digital transformation strategy, we have launched the SCF Underwriting & Onboarding platform to ease the anchor client’s counterparty onboarding process and provide instantaneous credit decisioning in less than 30 minutes of application submission. In addition to the enhanced Customer Experience, the platform also enhances the productivity of the Bank’s internal stakeholders. It enables HDFC Bank to build a granular SCF book and given the automation of the origination and underwriting legs, the platform is also expected to give an impetus to higher deal velocity on the existing SCF Transaction Platform. Realty Business Finance Post-merger, the Bank inherited the realty business finance. It has commenced offering Construction Finance facilities mainly to well established borrowers with a strong track record. This business largely covers the rental discounting business as well as construction finance. There was a significant shift in regulation and processes. The Bank has successfully managed to ensure that the transition was smooth and seamless. There is a continuous endeavour to make borrower’s journey from application to disbursement smooth and fast. With continuous automation and digitalisation of various processes, we have been successful in reducing our overall TAT resulting in customer satisfaction and better service. We offer funding for ready / under construction residential / commercial properties, Hotels, clubs, schools, hospitals among others. Lease Rental Discounting is another key product offered by Realty Business Finance. HDFC Bank is the largest player in Real Estate finance with market share of close to 20 per cent. We are geographically spread across 15 cities across India and are present in both

Tier I and II cities. Our team consists of experts across various aspects of Real Estate and related products.

There is an immense scope of providing other banking services to our customers. We aim to be a one stop shop for these customers and provide them with services like CMS, liability products like Term Deposits and others.

Technological advancements and seamless end to end customer journeys are our key focus. Realty Business Finance strives hard to achieve this objective and play a pivotal role in Bank’s growth story and adhering to the mantra of ‘Customer First’.

Wealth Management

In the Financial Year 2023-24, the Wealth Business achieved significant growth with a 35 per cent increase in client base and now serves over 84,000 households. The team has expanded to over 1,100 Wealth Bankers across 923 locations through a hub-and-spoke model. Our Assets Under Management (AUM) have surged by 45 per cent to Rs. 6.47 lakh crore reflecting a strategic focus on delivering exceptional financial solutions. By collaborating with verticals across the Bank, we offer a comprehensive one-stop solution for Investment Banking, Lending, and Personal Banking needs. The success underscores the commitment to excellence and client satisfaction.

The strategic focus in the Financial Year 2023-24 was to expand wealth management services across the country with emphasis on Super Affluent and Mass Affluent clients. The market share has been driven through 160+ client events in FY24.

Our “Service First” culture ensured that we deliver best-in-class experience to clients. The Wealth Business has achieved significant growth by offering superior product selection and an enhanced service experience facilitated by engaged and trusted Wealth Bankers. With a strong brand presence and over two and a half decades of experience, the Bank has built a reputation for trust and reliability.

This trust has been strengthened through robust processes, diligent research methodology and bespoke recommendation model for Portfolio Management Services (PMS) and Alternate Investment Funds (AIF) product selection in addition to the FAMA model for selection of mutual funds.

HDFC Bank is committed to continuously investing in our talent, providing top-tier training programmes from prestigious institutions like IIMs. These initiatives enhance the knowledge and skills of our Wealth Bankers, enabling them to engage more effectively with clients in a dynamic market environment. These efforts underscore the commitment to providing exceptional financial solutions tailored to our clients’ needs.

Integrated Annual Report 2023-24	65

STRATEGY IN ACTION

Our cutting-edge fintech platform "SmartWealth", offers a comprehensive solution for managing investments seamlessly. The state-of-the-art mobile application provides a highly personalised experience, democratising wealth management across all customer segments by leveraging over two and a half decades of domain expertise. Our product and tech teams bring a cumulative 100 years of experience each, delivering a robust digital experience that sets new standards in the industry.

SmartWealth, our revolutionary digital platform designed keeping users at the centre, offers top-tier features to enhance wealth management experience:

1. Tailored model portfolio recommendations powered by our in-house research team to help users achieve their financial dreams.
2. Consolidated portfolio view and comprehensive family wealth dashboard for holistic financial oversight.
3. Account aggregation across banks with a spend tracker and analyser, enabling meticulous control over cash flows.
4. On-the-go portfolio analytics to keep users informed and agile in their investment decisions.
5. Dynamic portfolio rebalancing by switching from underperforming funds.
6. A versatile SIP calendar allowing users to start, pause, resume or stop SIPs at their convenience.
7. Centralised investment reports for seamless financial and tax reporting.

With over 1.1 lakh downloads and counting, this innovative solution is transforming how our clients manage their wealth.

With an unwavering commitment to clients' prosperity and enduring financial well-being, the Bank has steadfastly pursued avenues to bolster recurring revenue streams.

We remain focused on providing an asset allocation-based Wealth management offering that is designed to Protect, Manage and Grow our clients' wealth – an essential cornerstone of our brand's identity.


LET'S COME TOGETHER FOR A
FRAUD-FREE INDIA

Digital Marketing

Digital Marketing plays a vital role in the Bank's overall marketing strategy. Digital is a platform where increasing number of our customers spend their time and hence, it is crucial to be present in this medium to engage and build our brand with our key target audience. We have built a strong brand IP through Vigil Aunty – our own social media influencer, who creates awareness amongst customers about frauds and helps them to be aware of how to avoid them. She has **21+ lakh** followers in social media and **about 8 lakh** on WhatsApp. This IP has helped us to strengthen our leadership position by taking the lead on an issue which plagues the entire industry. We also leverage social media platforms to drive moment marketing by celebrating key Indian stories, responding to trending themes and being present topically to establish brand associations of modern, dynamic, and progressive. Our digital marketing strategy has

66 HDFC Bank Limited

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helped create brand love amongst the new and digitally savvy set of customers leading to increased brand awareness and brand loyalty for our financial solutions and services.

The second key aspect which digital marketing delivers on is to create a strong digital first culture amongst both the employees of the Bank as well as its customers. This primarily aims at creating frictionless customer experiences for availing our products, for taking care of their servicing needs as well as providing app platforms to manage their day-to-day money and payments needs. And then leveraging these digital journeys to shift the purchase behaviour of our customers to adopt unassisted digital journeys and save costs for the Bank. By executing this strategy, we aim to improve our direct contribution through digital to business generation.

We invest in advanced analytics and data science using cloud-based tools and advanced AI / ML models to gain a deep understanding of customer behaviour and preferences, curate personalised interventions and execute digital marketing plans at scale. We have revamped our digital journeys for loans, deposits and payment solutions enabling customers to purchase products in a frictionless manner. Our advanced analytics engine allows us to test hypotheses, build models and understand customer needs for meaningful interactions and relationship building. Our goal is to address relevant customer needs with the right product, at the right time and through their preferred communication channel.

To drive end-to-end outcome of unassisted business generation, we work in cross-functional teams called PODs. These PODs comprising the marketing, business and product teams are responsible for leveraging data-backed analyses to solve business problems. To implement our strategy effectively, we utilise an omni-channel approach, leveraging our owned digital properties (website, NetBanking and MobileBanking), our digital channels (notifications, SMS, email, WhatsApp) and paid digital media including social media. Evidence of our success can be seen in the growth of customer visits to our website, digital properties as well as digital journeys and completion of product purchase journeys. We also take feedback consistently on our digital journeys and we have average ratings of **4.8** on Xpressway indicating a simple, frictionless journey experience.

Finally, we actively stimulate customer advocacy by addressing grievances, managing online reputation, utilising ratings, reviews and testimonials to earn customer trust and create brand advocates. Our Robust IT and Risk management structure enables secure handling of client information which is of paramount importance to us.

IMPACT OF DIGITAL MARKETING


Building Brand recall in digital and social ecosystem
Generating digital unassisted business for the Bank
Enabling enhanced customer experience through digital tools in physical channels
Creating customer advocacy through ORM and online grievance management

135 crore
No. of customer visits to our website in FY24

19.1 crore
AEM forms visit in FY24

Integrated Annual Report **2023-24** 67

EXTERNAL ENVIRONMENT

Favourable Growth Landscape

The outlook for the Indian banking sector in FY24 appears optimistic. Both the banking system and Non-Banking Financial Companies (NBFCs) exhibit stability. Buoyed by healthy capital ratios, improved asset quality and consistent earnings growth, the sector is positioned for robust expansion.


DLF
SLOW
SLOW

Nevertheless, the global landscape remains dynamic with major Central Banks closely monitoring inflation and economic indicators. Qualitative factors such as enhanced disclosures, robust codes of conduct and transparent governance structures remain pivotal for ensuring stability and trust in the financial sector. Additionally, the Reserve Bank of India (RBI) has prioritised initiatives to foster inclusion and innovation within the sector in recent years. From bolstering digital infrastructure to safeguarding customer protection, RBI's interventions aim to enhance the ease of doing business while maintaining financial stability in the economy.

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India Holds Steady Amidst Global Volatility

The global economy is expected to maintain its resilience despite a tight monetary policy in 2024. The International Monetary Fund raised its global growth forecast by 10 basis points to 3.2 per cent for 2024. It is expected that emerging and developing economies will experience a growth rate of 4.2 per cent in 2024, which is largely consistent with the 4.3 per cent growth recorded in 2023. Conversely, advanced economies are projected to witness a slight uptick in growth estimated at 1.7 per cent in 2024 compared to 1.6 per cent in 2023. Certain Central Banks in advanced economies are expected to maintain higher policy rates for an extended period due to elevated inflation readings. Additionally, a surge in commodity prices including crude oil and disruptions in the supply chain amidst escalating tensions in the Middle East may impede progress in disinflation and present challenges for Central Banks.

India is poised to maintain its position as one of the fastest-growing economies globally in the Financial Year 2024-25. The Reserve Bank of India (RBI) anticipates GDP to grow by 7.2 per cent in FY25, compared to 8.2 per cent in FY24. Economic momentum is expected to receive a boost from a further uptick in private capital expenditure and ongoing Government capital outlays. Additionally, the stronger-than-anticipated global growth outlook augurs well for India's economic growth. Moreover, domestic consumer spending is expected to rebound especially in rural areas supported by a normal monsoon, stable inflation, and a reduction in interest rates. Domestic inflation is projected to average 4.6 per cent in FY25, assuming a normal monsoon, compared to 5.4 per cent in FY24. A favourable base effect and subdued core inflation (excluding food and fuel) are anticipated to lend support.



OUR RESPONSE

HDFC Bank has a robust risk management framework that helps maintain stability and resilience in its operations. It regularly conducts topical stress tests to assess the potential impact of geopolitical, macroeconomic and sectoral trends. The Bank continuously adapts its strategies and actions to enhance its ability to withstand potential challenges. Furthermore, HDFC Bank is dedicated to fostering inclusive growth by innovating and developing tailored offerings for the Semi-Urban and Rural market. The merger has further strengthened the Bank's capacity to serve its customers and has opened up opportunities for cross-selling. Through these initiatives, HDFC Bank continues to contribute to India's economic growth while upholding high standards of financial integrity.

Integrated Annual Report **2023-24** 69

E X T E R N A L E N V I R O N M E N T Focus on Data Privacy and Cyber Security In recent years, the banking sector has undergone a profound transformation with the extensive integration of digitalisation and cutting-edge technologies. This transformation has brought forth not only numerous opportunities but also formidable challenges particularly in the realms of cybersecurity and data privacy. The landscape of cyber threats has undergone rapid and complex changes fuelled by targeted attacks, the proliferation of Ransomware-as-a- Service (RaaS) incidents, the utilisation of AI/ML to orchestrate sophisticated attacks as well as the prevalence of DDoS attacks and coordinated group cyber assaults. The repercussions of cyberattacks are profound, impacting not only financial institutions’ bottom lines but also their brand reputation and customer trust. Moreover, these incidents often result in attrition and significant financial losses. As the banking sector increasingly adopts cloud-enabled services as part of IT modernisation initiatives and digital-first business strategies, concerns regarding related threats have intensified. Recognising securing the cloud entails a shared responsibility, organisations are actively implementing robust measures to safeguard their cloud infrastructure. Regulators in India are also actively taking measures to ensure data privacy. This is evident through the Digital Personal Data Protection Act 2023, emphasising the nation’s commitment to safeguarding data privacy rights. At HDFC Bank, we are committed to robust cyber security and data privacy as part of our technology transformation journey. Key initiatives include the establishment of a next-generation Cyber Security Operations Center, Advanced Security Incident OUR RESPONSE and Event Management solutions augmented by AI and ML capabilities, 24/7 defacement monitoring and a zero-trust architecture approach. In addition, we also have a data privacy program which is led by the Data Privacy Officer and overseen by the Board and Chief Data Officer ensuring stringent compliance with relevant regulations. 70 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Growing Emphasis on Sustainable Financing and Climate Risk Management The escalating impact of climate-related events has prompted a heightened emphasis on resilience across sectors with the financial sector playing a pivotal role in mobilising resources for green activities. Climate change and transition finance have become central to global discourse. In addition, integrating climate and ESG related risks in underwriting policies and risk management framework is becoming increasingly important for financial services companies. The increasing threat of climate change and its physical damage are significant concerns that may impact portfolio performance. Shifting market perceptions and increasing demand for environmentally friendly products and services also have an impact on the cashflows of portfolio companies as the world transitions to a low-carbon economy. Effective risk management is essential to manage and mitigate these impacts. Moreover, inadequate information about climate-related financial risks can lead to mispricing of assets and misallocation of capital emphasising the need for a better, more consistent and comparable disclosures. Globally, the publication of IFRS Sustainability Standards in June 2023 is a step in this direction. Aligned with global trends, SEBI introduced mandatory reporting of the Business Responsibility and Sustainability Report (BRSR) for top 1,000 listed entities in India in May 2021. SEBI also mandated assurance on select metrics in the BRSR to further enhance the quality and comparability of ESG Disclosures. Additionally, RBI’s draft disclosure framework on Climate-related Financial Risks in February 2024 focuses specifically on disclosures related to governance systems, risk management policies, and the strategies and targets developed by financial services entities to manage climate-related risks. The Bank has conducted internal exercises to evaluate physical and transition risks arising from climate change. The Bank has developed initiatives to manage climate-related risks at the project, portfolio, and OUR RESPONSE organisational levels. Further details on these initiatives can be found in the ‘climate related disclosures’ section of the report. Additionally, we actively monitor and externally verify the carbon emissions resulting from the Bank’s operations to manage and reduce our environmental impact. We also comply with all relevant regulations including those related to the BRSR, mandated by SEBI. Integrated Annual Report 2023-24 71

E X T E R N A L E N V I R O N M E N T Regulatory Changes and Government Initiatives The Government of India has made significant strides in promoting financial inclusion through the Pradhan Mantri Jan-Dhan Yojana (PMJDY). Leveraging the PMJDY accounts, the Government has effectively facilitated Direct Benefit Transfers (DBTs), streamlining the distribution of subsidies and welfare benefits. In FY24, transactions totalling H6.36 lakh crore were executed through DBT. Additionally, there is a continued focus on affordable housing with the extension of the Pradhan Mantri Awas Yojana (Gramin) in the Interim Union Budget for FY25, sanctioning additional two crore houses over the next five years. Concurrently, RBI also continued its commitment to promoting financial inclusion through the expansion of digital payment infrastructure and the introduction of innovative banking services. Further in FY24, RBI also implemented stringent licensing requirements and heightened scrutiny aimed at ensuring the sector’s financial stability and responsible operations. As a responsible Bank, we are committed to taking banking solutions to the remote areas of the country and enabling underbanked sections of the population to access formal financial channels. With over 50 per cent of our branches located in semi-urban and rural (SURU) areas we ensure banking solutions reach the remote areas of the country and provide formal banking channels to the under-banked 72 HDFC Bank Limited OUR RESPONSE population. We are committed to the Government’s flagship initiative, Pradhan Mantri Jan-Dhan Yojana (PMJDY), along with other initiatives such as Pradhan Mantri Jeevan Jyoti Bima Yojana (PMJJBY), Pradhan Mantri Suraksha Bima Yojana (PMSBY), Atal Pension Yojana (APY), PM SVANidhi and Pradhan Mantri Mudra Yojana (PMMY). One of our CSR pillars—Skill Development And Livelihood Enhancement Initiative aligns with the RBI’s National Strategy for Financial Inclusion (NSFI). Through our Financial Literacy Programme, we focus on financially excluded individuals and those at the bottom of the pyramid. We conduct financial literacy camps through rural branches and designated Financial Literacy Centres. Additionally, we actively participate in the Pradhan Mantri Awas Yojana. We provide last-mile access through mobile applications such as UPI, Aadhaar and RuPay-enabled Micro-ATMs.

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Advancements in Tech-based Banking Technological advancements have revolutionised banking and finance sectors, driving innovation and efficiency. The rise of Artificial Intelligence (AI), Machine Learning (ML) and Generative AI has transformed industry operations from asset management to fraud detection. Aligning with the Payments Vision 2025, the Government of India is actively shaping payment systems, exploring alternate authentication methods and facilitating IoT-based payments. The introduction of UPI Lite X and conversational instructions enhances accessibility to digital payments and ease of use. UPI Lite X utilises NFC technology, facilitating seamless retail digital payments in areas with limited internet connectivity, reducing transaction declines and promoting financial inclusion. Additionally, conversational instructions powered by AI offer an intuitive and secure method for users to initiate and complete transactions through engaging conversations on smartphones and feature phones. Drawing insights gleaned from Kisan Credit Card (KCC) and dairy pilots, RBI alongside the Reserve Bank Innovation Hub (RBIH), launched the Public Tech Platform in August 2023. This platform leverages open APIs and standards to integrate services like Aadhaar e-KYC, land records, milk pouring data and bank account verification. It aims to boost lending efficiency, reduce costs and enable quicker disbursement and scalability. Additionally, the RBI’s pilot programme for Central Bank Digital Currency (CBDC) now involving thirteen Banks nationwide demonstrates a commitment to fostering digital currency adoption. India’s fintech industry is rapidly growing, projected to reach US$150 billion by 2025 reflecting the country’s emergence as a global fintech hub with over 2,000 recognised FinTech businesses. This vibrant ecosystem signifies India’s rapid development and promising opportunities for innovation and expansion. In an era of rapid technological change, we are focused on a customer-centric transformation by leveraging AI/ML and Generative AI to enhance customer experiences and offer personalised solutions. We provide an omnichannel banking OUR RESPONSE experience, ensuring seamless interactions across digital and physical platforms. Security remains paramount, with advanced measures to protect customer data. Innovations like UPI Lite X, conversational instructions, PayZapp 2.0 and SmartHub Vyapar enhance merchant empowerment. Aligned with India’s Payments Vision 2025, we embrace initiatives like the Digital Rupee and Public Tech Platform.  Integrated Annual Report 2023-24 73

R IS K M A N A G E M E N T Securing The Bank has put in place a comprehensive risk management framework that has stood the test of time. Supported by Our Future technology and governance, it has enabled us to navigate through uncertain times while ensuring growth. With completion of the merger, the Bank has expanded the coverage of its risk management framework to include the businesses / functions that are integrated into our fold, and defined adequate risk appetite, wherever applicable, for prudent risk management of such activities as per Bank’s established framework. The Bank has also established Group Risk Management function within the Risk Management Group to have a reasonable oversight on the risk management framework of the group entities. 74 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements HDFC BANK’S RISK MANAGEMENT FRAMEWORK Governance Board of Directors | Board Committees Management Committees Frameworks Risk Appetite Risk Policies, Procedures and Systems Internal Capital Adequacy Assessment Process and Stress Testing Internal Compliance Assessment Control Reporting Audit Risk Identification, Risk Limits, Risk MIS & Actions Measurement, Monitoring, Approval as Mitigation applicable Risk Governance At the apex of our risk governance framework lies our Board of Directors, responsible for supervising our risk management initiatives. They’ve set up the Risk Policy & Monitoring Committee (RPMC) to ensure our risk strategy is effectively implemented. The RPMC guides the development of policies, procedures, and systems, constantly assessing their suitability for our evolving business landscape. Heading the independent Risk Management Group (RMG) is the Chief Risk Officer (CRO), who maintains regular communication with RPMC members. The RMG is responsible for executing the approved risk strategy, developing policies, procedures, and systems to manage risks effectively. An executive committee oversees the nature and quantum of risks taken as well as risk management practices across the Group Entities. Risk Frameworks and Their Implementation Given the nature of our business and the regulatory landscape, we are exposed to a spectrum of risks. Among our principal risks are credit, market, liquidity, operational, cybersecurity, and technology risks. Moreover, our operations encompass compliance and reputation risks and ESG-related risks. To manage these, we’ve instituted an overarching risk appetite framework. We have implemented specific policies, limits, and triggers tailored to each risk category to operationalise our risk appetite for individual risk types. Furthermore, we’ve undertaken thorough measures to ensure proper measurement and management of risks inherent in the activities integrated through the merger within our framework. Our structured management framework, the Internal Capital Adequacy Assessment Process (ICAAP), is designed to identify, assess, and manage all risks that could significantly affect our business, financial position, or capital adequacy. It helps us systematically analyse and address these risks to ensure the stability and soundness of our operations, protecting our business and capital adequacy from potential threats. Ensuring informed decision-making, we regularly capture and report risk exposures, initiating appropriate mitigation measures. Additionally, we continuously refine our risk models to adapt to changing circumstances. To ensure independent evaluation, the Bank has an independent Internal Audit Department for assessing the adequacy and effectiveness of all internal controls, risk management practices, governance systems, and processes. We are intensifying our attention on non-financial risks by amplifying discussions within our Risk Management and Board committees. These discussions encompass compliance, personnel, technology, reputation risks, and others. This involves enhancing our policies, procedures, and risk assessment frameworks to effectively manage these risks, with an ongoing commitment to improvement. Furthermore, we are leveraging technology to automate our risk management processes, aiming to bring efficiencies, improve accuracy, enhance user control, and maintain thorough audit trails. By embracing technological advancements, we aim to strengthen our risk management capabilities while recognising the inherent risks in technology. Risks emanating from new-age solutions based on AI/ML techniques are comprehensively assessed through the lenses of Data Privacy, Data Security, Data Quality, Model fairness, and efficacy. The Risk Management Group independently validates relevant models across the Bank. Integrated Annual Report 2023-24 75

RISK MANAGEMENT

KEY RISK MANAGEMENT INITIATIVES

Acknowledging the significance of stress testing in risk management, the Bank conducts stress tests beyond standard scenarios. We focus on topical themes influenced by geopolitical, macroeconomic, and sectoral trends to pinpoint specific areas of our portfolio. This approach serves as an early warning system, prompting potential actions. Various stress tests have been conducted to evaluate their impact on our portfolio and identify affected borrowers. Furthermore, we implement various measures to mitigate global risks, as detailed below

In the last year, the Bank has made significant efforts to protect itself from potential global banking crises. We've put in place a strict credit risk assessment process, conducting thorough due diligence and continuous monitoring of our loan portfolio. This approach has enabled us to identify and tackle potential credit risks promptly, thereby minimising our exposure to such events.

As part of our risk management strategy, we've broadly assessed the impact of recent developments in the Middle East, including the conflict between Hamas and Israel and subsequent actions, as well as the ongoing Russia-Ukraine conflict and intermittent tensions between China and Taiwan. While we don't anticipate significant direct impact on the Bank, we're closely monitoring the situation.


Banking sector instability in the Developed Economies
Tighter monetary policy resulting in extended period of elevated interest rates
Growing Geo-political tensions
De-dollarisation

Throughout the year, the Bank has taken steps to manage risks linked to increasing interest rates. These include robust risk management practices, diversifying our asset portfolio, and maintaining strong capital and liquidity positions. We stay alert, monitoring interest rate movements and taking proactive steps to handle any potential shocks from rising rates.

Recently, nations and market participants have increasingly sought alternatives to the U.S. dollar, exploring different currencies or payment systems. The Bank is closely monitoring the ongoing geopolitical events and shift in global trade patterns to take necessary actions.

76 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Managing Key Risks Credit Risk Capitals Impacted: F I SR N The risk which arises from default by borrowers in their terms of contract with the Bank especially failure to make payments or repayments Mitigation Credit Risk Management formulates policies and procedures to handle credit risk and maintain portfolio quality. It sets risk limits, reviews portfolios regularly, and conducts stress tests. It also oversees the strategy and underwriting functions of the Credit group, led by the Chief Credit Officer. Strategies Maintaining healthy asset quality with optimal risk-reward considerations. Compliance Risk Capitals Impacted: F The risk of legal or regulatory sanctions, as a result of failure to comply with applicable laws, regulations and standards Mitigation Robust Board-approved Compliance policy in place which is reviewed on an annual basis. The Compliance function tracks and reviews compliance with regulatory guidelines, in close coordination with business, support and operations teams. The focus is on identifying and reducing Regulatory risk by instituting a well-defined internal control framework that includes regular feedback on regulatory compliance from product, business and operation teams through self-certifications and monitoring. Besides, compliance testing of products / policies from Regulatory perspective is also undertaken to enhance the compliance culture within the organisation. Strategies Ensuring businesses work strictly within the contours of regulation. Market Risk Capitals Impacted: F The risk of potential loss on account of adverse changes in market variables which affect the value of financial instruments that the Bank holds as a part of its statutory reserves or trading activity, such as, market instruments, debt securities, equities, foreign exchange and derivative instruments. Mitigation Detailed Board-approved policies such as Market Risk, Investment, Foreign Exchange Trading, and Derivatives, combined with strong controls, minimise risks across trading desks and securities. These policies set trading risk limits in line with the Bank’s risk tolerance. Also, portfolio-level assessments and risk reduction measures are carried out. Structured products and exotics are transacted with counterparties possessing adequate risk management capabilities and systems to manage such products. Counterparty exposures are regularly monitored, and a margining framework is established in agreement with counterparts. Strategies Optimising profitability of marked-to-market products within the constraints of liquidity and market risk appetite of the Bank. Integrated Annual Report 2023-24 77

R IS K M A N A G E M E N T Operational Risk Capitals Impacted: F H Operational risk arises from inadequate or failed internal processes, people, and systems or from external events. It includes risk of loss due to legal risk but excludes strategic and reputational risks. Mitigation The Bank follows a Board-approved Operational Risk Management Policy, detailing how operational risks are governed and managed. It details on a three-line defence system: the business line (including support and operations) is the first line, the Operational Risk Management Department (ORMD) acts as the second line, and Internal Audit serves as the third line. These teams work together to manage, monitor, and reduce operational risks effectively. Strategies Minimising operational losses through risk mitigation. Technology Risk Capitals Impacted: F SR I Risks associated with the use, ownership, operation, involvement, influence, vendor related and adoption of IT systems within an enterprise, Business Continuity management and Third-party Risk management. Mitigation Our Information Technology & Digital Risk framework, along with the policies, procedures, templates, and assessment methods manage Technology Risk, Vendor Risk and Business Continuity. The framework covers the evaluation of new IT solutions, third-party vendors, outsourced IT, related services (Third Party Risk). Additionally, we’ve created a Business Continuity Management framework and rolled out the Business Continuity Programme across the Enterprise. Strategies • Ensure alignment of Business and IT Strategies to provide services availability and superior customer experience. • Making extensive progress on some of the key initiatives that are part of our technology transformation agenda. 78 HDFC Bank Limited Climate Risk Capitals Impacted: F M H SR N At a broader level, risks from climate change are typically divided into: • Physical risks—Economic losses (physical damage to property and assets) from acute impacts on account of extreme weather events (floods, cyclones, droughts, landslides, etc) attributed to climate change, or long-term chronic impacts on environment such as rise in sea levels, increased global temperature or irreversible precipitation changes. • Transition risks—The possible process of adjustment to a low carbon economy and its possible effects on the value of financial assets and liabilities including the likelihood of formation of stranded assets. Mitigation We actively support the financing and investment in environmentally friendly technologies and low-carbon infrastructure projects, leveraging our product offerings and financial expertise to assist our customers and clients in transitioning to a sustainable, low-carbon economy. We are pursuing this through three thematic areas including ESG integration in products, sustainable finance and portfolio emissions. These are discussed in detail in the subsequent chapter on ESG strategy. Strategies We partnered with an independent, reputable global agency to develop a framework for assessing climate transition risk at a counterparty level. The Bank has initiated capacity-building programs to acquaint the Board and staff members with key developments in climate risk assessment. Furthermore, the Bank has launched an internal pilot exercise to estimate financed emissions for its lending portfolio.

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Liquidity Risk Capitals Impacted: F SR Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses. Mitigation The Asset Liability Management policy of the bank details how liquidity and interest rate risks are managed. We’ve set up a strong system to watch cash flow mismatches and key ratios, like Basel III ratios, in both normal and stressed situations. Additionally, we have an extensive intraday liquidity risk management framework to track intraday positions throughout the day. Interest rate risk in the banking book is assessed at defined intervals to ensure it remains within our acceptable limits. Strategies • To maintain healthy liquidity as evidenced in Liquidity Coverage Ratio (LCR) / Net Stability Funding Ratio (NSFR) in line with our Balance sheet size to tide over any unforeseen stress scenarios. • Maintaining competitive cost of funds. • Transact in derivatives, if required, to maintain the interest rate profile. Reputation Risk Capitals Impacted: SR Any adverse perception about our Bank, held by any of our stakeholders, may negatively impact our ability to attract and retain customers, with the additional risk of exposing us to litigation and regulatory actions. Mitigation We keep in regular contact with our stakeholders using suitable engagement methods to meet their expectations and handle any concerns they raise. The Bank recognises reputation risk as significant in its ICAAP Policy, and we’ve set up an assessment framework to monitor it. Strategies • Delivering superior customer experience • Offering a wide range of products and services • Strengthening grievance handling mechanism Integrated Annual Report 2023-24 79

R IS K M A N A G E M E N T Cyber and Data Risk Capitals Impacted: F I Risk of cyber-attacks on our Bank’s systems through hacking, phishing, ransomware, and other means, resulting in disruption of our services or theft or leak of sensitive internal data or customer information. Mitigation We assess each cyber threat, including data privacy concerns, based on the framework of Identify, Prevent / Protect, Detect, Respond, and Recover. To mitigate these risks, we have implemented various controls such as firewalls, anti-malware, anti-advance persistent threat (ATP) systems, data loss prevention (DLP) measures, Domain-based Message Authentication, Reporting and Conformance (DMARC) solution, Red Teaming, intrusion prevention / detection systems, digital rights management, zero-trust architecture approach, and a 24/7 security operation center (SOC)., The initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats is managed through the deployment of next generation security incident event management (SIEM) solution augmented by Artificial Intelligence (AI) and Machine Learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling. The bank has a dedicated program for attack surface management (ASM) that includes continuous attack surface discovery and hunting for weaknesses on the discovered assets. At HDFC Bank, we recognise the significance of privacy in today’s digital age and understand the responsibility we bear in handling personal data. For us, privacy is not just a legal obligation; it is a core value that underpins our operations. We remain committed to upholding the highest standards of privacy protection and ensuring that the personal data entrusted to us is handled with care. We are dedicated to protecting the privacy of our customers, employees and stakeholders by implementing robust privacy practices, embracing privacy by design, and complying with applicable privacy laws and regulations. 8 0 HDFC Bank Limited We have established a comprehensive privacy governance framework that governs our privacy program. This framework includes designated Data Privacy Officer, cross-functional privacy champions, and a clear chain of responsibility for privacy-related matters. Privacy is a fundamental consideration in the development of our products, services, and systems. We embrace the principles of Privacy by Design to embed privacy safeguards into our processes from the outset. Our teams undergo privacy training to foster a privacy-conscious mindset, and privacy impact assessments are conducted to identify and mitigate any potential risks to individuals’ privacy. Transparency is a key pillar of our privacy commitment. We maintain a comprehensive privacy policy that clearly communicates our data practices, including information on data collection, use, disclosure, retention, and individual rights. We strive to provide easily accessible information about our privacy practices through our website, user interfaces, and other relevant communication channels. The Bank also complies with ISO 27001:2013, ISO 22301:2019 and PCI DSS standards, demonstrating our commitment to information security and safeguarding customer data. Strategies • Robust governance over information and cyber security framework through various committees viz. IT Strategy, Information Security Committee (ISC), Internal Capital Adequacy Assessment Process (ICAAP), Risk Policy and Monitoring Committee (RPMC) etc. • Various mitigation measures including state of art antivirus programme, network security management, vulnerability management, cyber security and data privacy measures • Continuous information security awareness for employees and customers

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Risk of Spill-over from Subsidiaries Capitals Impacted: F SR Risk arising from subsidiaries refers to potential uncertainties or adverse events that can impact the operations, financial stability, reputation, or strategic objectives of holding company due to subsidiary operations. Mitigation The Board / Risk Management committees of each subsidiary is responsible for managing their respective material risks. The Group Risk Management Committee (GRMC) and Group Risk Council (GRC) has been instituted in our Bank to periodically review the nature / quantum of material risks of the subsidiaries and provide guidance, as deemed fit, on the risk management practices. Stress testing for the group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business / capital plans of the subsidiaries. Strategies • Establishing group level oversight to monitor and manage risk across subsidiaries. • Conducting stress-test of subsidiaries to assess risks. • Including subsidiary business plans and capital positions in capital adequacy projections. Model Risk Capitals Impacted: F SR I Risk arising from the use of models, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. Mitigation A well-defined, Board approved Enterprise Model Validation Policy, along with a robust framework including Pre-Deployment Validation, and periodic Monitoring, to capture, manage, and mitigate model risk. Strategies Bank has established an independent Model Validation Unit within the Risk Management Group to manage Model Risk across the Bank. Integrated Annual Report 2023-24 81

B U S I N E S S C O N T I N U I T Y M A N A G E M E N T P R O G R A M , I N F O R M AT I O N & C Y B E R S E C U R I T Y P R A C T I C E S A N D D ATA P R I V A C Y M E A S U R E S Building Resilience In an era of rapidly changing technology and ever-evolving threats, HDFC Bank remains vigilant taking proactive steps for Tomorrow’s to ensure uninterrupted services. Success We uphold stringent standards in Information & Cyber Security Practices and Data Privacy Measures, thereby safeguarding sensitive data and upholding the trust of our valued customers. Our Business Continuity Management Program is certified under ISO 22301:2019 and is designed to reliably maintain operations in the face of any unforeseen circumstances. The program also adheres to regulatory frameworks as well as undergoes rigorous reviews and audits to ensure its effectiveness. 82 HDFC Bank Limited

Approach Towards Emergency, Disaster and Crisis Management

Business Continuity

Manage continuity of critical business operations and accelerated resumption of services after a disaster.

Emergency Response

Deal with site-level emergency at an office or a branch involving life safety issues like fire, bomb threats and so on.

IT Disaster Recovery

Quick recovery of critical business applications during hardware/network/ power failure etc.

Pandemic Response

Facilitate a well-structured and efficient response to any pandemic situation that threatens the safety of the Bank’s employees and/or disrupts the Bank’s critical business functions.

Crisis Management

Comprehensive incident and crisis management framework to tackle a Bank wide incident and crises such as pandemic, terrorist attacks, ransomware attacks, fire, cyclone, earthquake, city level floods, cyberattacks and data centre outages, among others.

BCP: Governance and Management

Our central Business Continuity Office constantly enhances the Bank’s continuity capabilities.

The Bank’s Business Continuity Program is overseen by the Business Continuity Steering Committee, chaired by the Chief Risk Officer (CRO).

Safeguarding Your Digital Journey: Prioritising Information, Cyber Security and Data Privacy

At HDFC Bank ensuring Information and Cyber Security is a priority for us as we navigate the rapid digitalisation era. We are committed to safeguarding customer information and have implemented robust security controls and practices to strengthen data security. We continue to strengthen our systems and processes to protect sensitive customer information from unauthorised access. We maintain a strong security posture through measures such as Antivirus/Malware Solution, DLP Solution, Advanced Threat Prevention, Web Application Firewalls, DDoS Protection, IDS/ IPS Technologies, Vulnerability Management and Penetration Testing. Oversight at the highest level ensures Governance of our Information Security Practices. These dedicated efforts underscore our commitment to customer information security and a secure banking environment.

Governance Over Data

At HDFC Bank, Cyber Security and Data Privacy are of paramount importance to us. To manage risks associated with these areas we have constituted specialised committees viz. IT Strategy Committee, Information Security Committee which are in addition to the Information Security Group, each with specific roles and responsibilities. We also have in place a Cyber Security Framework and an Information Security Program to oversee these risks and mitigate them adequately in order to protect customer information. Our Information Security and Cyber Security policies lay down the guidelines for implementation of the security measures within the Bank.

Our robust Cyber Security Framework and Information Security Program are reinforced by various stringent measures such as a dedicated Attack Surface Management (ASM) Program. The program is aimed at continuously identifying and addressing vulnerabilities across its assets. It also entails, ongoing periodic vulnerability assessment and penetration testing calendar schedules, logging and monitoring procedures to address network intrusions and incidents etc., thereby ensuring a secure environment for the Bank and its customers. We strictly adhere to regulatory standards like the ‘Code of Bank’s Commitment to Customers’. Notably FY24 saw no data breaches, a testament to our vigilance.

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B U S I N E S S C O N T I N U I T Y M A N A G E M E N T P R O G R A M , I N F O R M AT I O N & C Y B E R S E C U R I T Y P R A C T I C E S A N D D ATA P R I V A C Y M E A S U R E S GOVERNANCE OVER DATA IT Strategy Committee This committee oversees various technology-related matters. Its functions include formulating IT strategy and related policies, ensuring alignment with the business strategy. Comprising mainly of Independent Directors, the committee also includes an external IT expert. Information Security Committee Chaired by the CRO (Chief Risk Officer), this Committee is tasked with reviewing Information Security Policy dispensations, taking strategic and financial decisions on Information Security plans, reviewing performance and monitoring the progress of the Information Security Program. It also discusses any significant Information Security risks, determining actions for risk remediation and approves changes to the constitution and functioning of the Information Security Committee (ISC). The Committee serves as a platform for discussing Information Security risks and oversees the enterprise security program. It convenes at least once every two months with representatives from Audit, Information Technology, Information Security Group, other enabling functions and relevant business units. 84 HDFC Bank Limited Information Security Program The Information Security Program aligns with regulatory requirements outlined by RBI as well as industry standards such as ISO 27001:2013 and the NIST framework. The Bank has established the Information Security and Cyber Security Policy which guides the execution of stringent processes and measures for the implementation of relevant security standards to ensure data security and protect sensitive business information and data assets from unauthorised access. Cyber Security Framework Our Cyber Security Framework encompasses the key components of Identify, Protect, Detect, Respond and Recover. The primary objectives of our Information Security Program include: • Documenting, disseminating, operating and reviewing information security policies and procedures • Monitoring cyber security threats and assessing the risk profile across critical assets, infrastructure components and business units/departments • Providing transparency about the Information Security Program and associated controls to Senior Management including the Board • Promptly responding to Information Security incidents and policy violations/exceptions in alignment with organisational policy • Evaluating the effectiveness of actions taken to resolve incidents and documenting the learnings to improve process efficiency

Key Measures Undertaken by Us to Mitigate Information Security Related Risks

Logging and Monitoring

The logging and monitoring procedures at the Bank entail logging user actions, system activity, infrastructure changes, ensuring the logs are securely stored and protected against unauthorised access. Alerts are generated for audit log failures based on asset risk levels. Monitoring tools aggregate log files, automatically reporting suspicious activity to the Cyber Security Operations Center (CSOC) team.

The CSOC team performs the following:

1.	Analysis and Incident Detection

The CSOC team conducts analysis and incident detection by gathering information from system-generated events and other sources to identify potential incidents.

2.	Event Tracking and Escalation

Events are evaluated according to their risk level and escalated as per the guidance provided in the Bank’s Incident Management Policy. This may involve referring incidents to the Cyber Incident Response Team (CIRT) for detailed analysis, forensics and management of situation awareness.

3.	Reporting

The CSOC team periodically reports the events and incidents to the senior management.

Endpoint Detection and Response (EDR)/Malware Program

The program is designed to prevent, detect and respond to malicious code threats including viruses, worms and trojans by utilising a blend of proprietary tools and monitoring systems for mitigating these risks effectively. To ensure up-to-date protection, antivirus signatures are updated multiple times daily covering workstations, servers, email gateways and web gateways.

Vulnerability Management

The Bank oversees a proactive vulnerability management process that continuously scans for security threats. The dedicated team tracks and addresses vulnerabilities, logging and prioritising them based on severity and assigning ownership. They diligently follow up until resolution, ensuring thorough remediation of identified issues.

Patch Management

The Bank implements patch management procedures and tools to evaluate and deploy operating system, network and application-specific patches and updates. This includes assessing vendor-supplied patches, documenting procedures and ensuring timely deployment to safeguard the Bank’s infrastructure.

Penetration Testing

To assess potentially exploitable vulnerabilities, the Bank conducts routine and ad hoc penetration tests on all critical networks and systems both internally and externally. These tests are initiated by various events such as new releases or updates. They encompass Network & Host Penetration Testing and Application Penetration Testing.

Network Security

The Bank deploys firewalls and proxy servers to manage and segregate network traffic based on varying security needs and trust levels. Additionally, our Intrusion Detection/ Prevention Capabilities (IDS/IPS) swiftly identify and respond to known attacks in real-time. Regular updates to IDS/IPS signatures enhance detection accuracy for specific threats, intruder profiles and attack patterns. Configured to trigger alerts upon surpassing predefined thresholds, these tools ensure proactive monitoring and rapid response to potential security breaches.

Minimised Surface Area for Cyberattacks

The Bank has implemented a comprehensive approach to cyber security featuring a dedicated Attack Surface Management Program (ASM) aimed at continuously identifying and addressing vulnerabilities across its assets. Significant strides include the institutionalisation of a cyber threat exposure management solution and establishment of a next-generation Cyber Security Operations Center (CSOC) to predict and manage incidents proactively. Introduction of Security Orchestration, Automation & Response (SOAR) has notably reduced incident response times, while network micro-segmentation has enhanced control and visibility particularly against ransomware threats. Notably, the Bank has upgraded its monitoring and detection systems, leveraging advanced Artificial Intelligence (AI) and Machine Learning (ML) capabilities, alongside robust User Entity Behavioral Analysis (UEBA) functionalities and threat modelling. This holistic strategy represents a pioneering industry approach emphasising proactive threat detection and response.

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BUSINESS CONTINUITY MANAGEMENT PROGRAM,

INFORMATION & CYBER SECURITY PRACTICES

AND DATA PRIVACY MEASURES

Ensuring Data Privacy

At HDFC Bank, we are committed to maintaining data privacy. We ensure stringent privacy governance, implement robust data protection measures and uphold transparency. Our approach is rooted in safeguarding personal information, respecting individual privacy rights as well as adhering to privacy laws and regulations. By maintaining these standards, we cultivate and preserve the trust and confidence of our valued customers, partners and stakeholders. The Bank is certified under ISO 27001:2013 and complies with all the requirements mentioned in the ISO to maintain the highest level of data privacy. Our data privacy program, headed by a Data Privacy Officer (DPO) under the direct supervision of the Board and the Chief Data

Officer, is highly regulated. We adopt a privacy-by-design approach embedding 10 privacy principles into various processes and technologies across the Bank’s products and services to protect against financial, regulatory, operational and brand damage.

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Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements OUR APPROACH TO ENSURING DATA PRIVACY Privacy Governance At HDFC Bank, customer privacy is a priority. Our robust Governance Framework includes a designated privacy officer, cross-functional privacy teams and clear responsibility chains for privacy matters. Through proactive measures, we protect personal information, cultivate privacy awareness and promptly address any privacy concerns or inquiries that may arise. Data Collection and Use Transparency is fundamental to our privacy commitment at HDFC Bank. We prioritise open communication and responsible handling of personal information. Our data collection is purposeful, gathering only what’s necessary for our services with clear explanations provided. Individuals receive straightforward privacy notices and have the opportunity to provide informed consent for data processing activities. Security and Data Protection Safeguarding personal information against unauthorised access, disclosure or misuse is a primary concern for us. We implement a comprehensive multi-layered security strategy to achieve this goal. Our approach includes robust encryption protocols, strict access controls, reliable firewalls and regular security assessments. We are focused on remaining ahead of evolving threats by investing in state-of-the-art technologies and adopting industry-leading best practices. Privacy Education and Awareness At HDFC Bank, nurturing a culture that values privacy is a key commitment. We focus on educating and raising awareness among our employees through extensive privacy training programmes. These efforts highlight the significance of their roles in protecting personal information. We keep our team well-informed about privacy matters, emerging risks and best practices through regular updates and open communication channels. Privacy by Design We make privacy a top consideration in crafting our products, services and systems. We completely embrace the principles of Privacy by Design, ensuring that privacy protections are woven into our processes right from the start. Our teams undergo privacy training to foster a culture that respects privacy. We conduct privacy impact assessments to detect and address any potential risks to individual privacy. Integrated Annual Report 2023-24 87

E S G S T R AT E G Y E N C O M P A S S I N G S U S TA I N A B L E F I N A N C E TransformingESG considerations are becoming key factors in decision-making for organisations and investors alike, Bankingprimarily driven by changing regulations, customer preferences, and the material impact these considerations have on financial performance. Financial Institutions have an essential role to play in addressing sustainability challenges, facilitating the transition to a low-carbon economy, and stimulating sustainable development. There are increasing expectations for Banks to embrace sustainable practices from the perspective of borrower credit evaluation, making this a key focus area for regulators, investors, and other stakeholders. Moreover, financial products with environmental, social, and governance (ESG) elements, such as green bonds and social bonds are being curated to satisfy the increasing demand for sustainable investment options. Additionally, Banks are also increasingly incorporating ESG considerations into their risk management practices, including climate scenario analysis and climate-related stress testing. In response to the growing focus on climate change and ESG factors, regulatory bodies across many jurisdictions are also implementing stricter disclosure requirements. 88 HDFC Bank Limited

India’s Green Push

India is increasingly recognising the urgency of addressing climate change and the necessity for innovative financial mechanisms to support sustainable green initiatives. Projections from the Reserve Bank of India indicate a need for over ₹85 trillion by 2030 to align industries with climate regulations.

Recent policy measures aimed at promoting green finance highlight India’s proactive efforts in this direction. One notable advancement is the Government of India making its debut in the sovereign green bond space, issuing sovereign green bonds worth ₹16,000 Crore in FY23 and further increasing it to ₹20,000 Crore in FY24. Aligning with these trends, a jump in ESG investments by venture capitalists has been observed, signifying a growing interest in sustainable financing. Taking this forward, Banks and other lending institutions are also working to evolve their strategies to actively supporting clients’ sustainability goals, streamlining green financing processes, and encouraging businesses towards a low-carbon future.

The Securities and Exchange Board of India (SEBI) has accelerated ESG transition by mandating reasonable assurance on quantifiable metrics for the nine principles of National Guidelines on Responsible Business Conduct for the top 150 companies starting in FY24 which shall be gradually extended to the top 1,000 listed entities by FY27. Building on a decade of promoting sustainable development in banking, the Reserve Bank of India (RBI) has also intensified its focus on climate-related issues in the past years, demonstrated through release of a discussion paper, “Climate

Risk and Sustainable Finance,” in July 2022, and more recently through release of draft guidelines on climate-related financial disclosures in February 2024.

Our ESG Strategy

The evolving landscape of ESG integration in the Banking sector necessitates a holistic approach that encompasses ESG aligned decision-making not only for our internal operational practices, but also extending beyond onto our external financing activities.

At HDFC Bank, we are committed to aligning our strategy with global benchmarks. Our previously established Social & Environment Monitoring System (SEMS) Framework for credit risk assessment for financing large industrial/infrastructure projects has now been replaced by a detailed “ESG & Climate Change Assessment Framework”. This framework operates under the auspices of our “ESG Risk Management Policy”, for integration of borrower’s current ESG stance and climate transition plans in our credit appraisal process. As we progress, we are also engaging with our wholesale borrowers to understand their current ESG strategy and long-term climate transition plans, with a view to tailor our corporate loan portfolio towards climate-sensitive financing.

To strengthen our strategy for climate risk assessments and tracking financed emissions, we are proactively aligning our sustainability and climate reporting frameworks to increasingly integrate best practices and comply with the extant regulations in the jurisdictions in which we operate. This keeps us abreast of the latest developments and practices in climate-related risk management, and serves as guidance to reshape our business model and operations across different geographies.

In managing our internal operational practices, capturing ESG performance data remains one of our top priorities, albeit a significant challenge. This challenge stems from the distributed nature of our operations and is compounded by the diverse formats for data recording and the sheer volume of data to be recorded. We continuously engage with stakeholders to communicate ESG requirements and refine our data collection processes to progressively enhance data completeness and accuracy to better align with various reporting frameworks and formats such as the BRSR, GRI, IR, etc., while obtaining external assurance for key ESG performance metrics.

Three years ago, we made a strategic commitment to achieve carbon neutrality on our own operations by FY32. We have, since developed and implemented a framework to guide us towards this goal amidst our expanding operations. The merger with erstwhile HDFC Ltd., in FY24, while unlocking exciting growth opportunities, has also prompted us to holistically reassess our performance milestones and adapt our course of action, ensuring that our carbon neutrality strategy remains aligned with this expansion.

To reduce emissions from all our operating locations, we continue to make informed investments encompassing operational and technological measures including IT capabilities and IT-enabled solutions. We shall continuously leverage these investments to optimise our data architecture and data governance practices, ensuring robust data collection strategies for informed decision-making.

Integrated Annual Report 2023-24	89

ESG STRATEGY ENCOMPASSING

SUSTAINABLE FINANCE

Underpinning all our ESG efforts is our resolve to manage expectations and respond to concerns of our stakeholders. Our people practices are based on principles of respect for human rights, employee well-being, inclusivity, fairness, and continuous improvement. For our customers, we strive to build long-term relationships based on trust, proving seamless service management journeys, offering a responsible suite of financial products and services, and safeguarding the confidentiality and protection of their information. Our curated community development initiatives aim to foster resilience, contribute to nation-building, and empower local communities through collaborative partnerships and targeted programs.

Moreover, we are emphasising reporting on measurable ESG performance within our value chain to ensure the sustainability values of our suppliers and partners resonate with ours. We are actively working towards integrating these ESG principles as per BRSR Core guidelines into our partnerships and will report on our progress on the same.

Our Approach

Our ESG strategy encompasses people, customers, lending, and governance for long-term value creation for all stakeholders. Effective corporate governance acts as a binding force that integrates and supports our organisational ESG efforts by providing formalised processes, and structures that guide our decision-making and accountability to ensure successful integration of both internal and external ESG initiatives within the organisation. Our ESG initiatives are overseen by the CSR & ESG Committee of the Board. A separate ESG apex council at the management level, comprising senior members from various functions, reports to the CSR & ESG Committee and provides regular updates to the Board for annual review. This Committee is further supported by ESG Working Groups including the

Environment Working Group which oversees the environmental impact from our operations; the Social and Governance Working Group which works on workplace policies and governance initiatives; and the Product Responsibility Working Group which looks at ESG risks (including climate risks) in the existing portfolio and ESG-linked opportunities.

We are in the process of setting out specific and measurable targets aligned with our business operations and portfolio to track and evaluate our progress, and report on the same to the CSR and ESG Committee of the Board through thorough consultations with ESG Council and Working Groups. We also intend to accelerate the scale and pace of delivering value by using collaboration as a mechanism to effectively foster strategic partnerships with solution providers, civil societies, government agencies that would help us bring together capabilities and resources to achieve our ESG objectives.

90	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Sustainable Finance Sustainable finance is an organic continuum of our ESG strategy. The ESG strategy has set the foundation for the Bank to channel its resources towards sustainable projects. With ESG gaining momentum as a key factor in business decision making, the Bank is leveraging sustainable finance as one of its key ESG strategies in the form of enhanced environmental and social due diligence in lending and investment decisions thematic investing, ESG engagement and sustainable finance frameworks. Directing capital towards sustainable projects allows us to integrate ESG as the fundamental determinant in our core lending strategy, and generate a positive impact through our business model. Being one of the key players in the banking industry, we recognise our role in facilitating the transition to a low-carbon economy. With our pan-India presence and strong customer relationships, we aim to drive positive change by promoting environmentally friendly technologies and financing sustainable infrastructure projects. We actively support the financing and investment in environmentally-friendly technologies and low-carbon infrastructure projects, leveraging our product offerings and financial expertise to assist our customers and clients in transitioning to a sustainable, low-carbon economy. The Bank has identified its products as one of the foremost business focus areas wherein ESG risks, and opportunities will be considered for improvement in systems and processes, taking into account the expectations from various stakeholders including investors and regulators. The Bank is pursuing this through three thematic areas including ESG KEY TENETS OF SUSTAINABLE FINANCE Sustainable Finance Framework Management ESG of portfolio Integration emissions in Products integration in products, sustainable finance and portfolio emissions. As the next step, long-term targets to strive to contribute to a more sustainable future are being set. ESG Integration in Products We have adopted a robust five-dimensional approach for steadily incorporating ESG factors into the design, development, and management of our products with the aforementioned “Environmental Social Governance Risk Management Policy”. This integration is guided by our board approved ESG Risk Management Policy that overlooks assessment, management and monitoring of material ESG risks in our lending portfolio in line with global ESG / Climate Change assessment standards and practices. “ESG Risk Management” framework, is a part of the overall credit assessment process for our wholesale corporate borrowers and has replaced the erstwhile “SEMS Framework”. This framework under the aegis of our ESG Risk Management Policy ensures thorough Environmental and Social Due Diligence of various loan proposals above the defined credit exposure thresholds, including direct customer loans (exceeding H100 Crore), wholesale loans (ranging from H50 Crore to 100 Crore), supply chain finance, offshore, and capital market loans (exceeding H50 Crore), as well as loans to banks, financial institutions, or NBFCs (exceeding H50 Crore). For large project financing transactions, particularly those that are specialised and long-term, we conduct additional due diligence beyond the standard borrower-level assessment carried out in all Credit Approval Memorandums (CAMs). This involves the engagement of a Lenders’ Independent Engineer (LIE) who evaluates various environmental and social aspects pertinent to the transaction. The LIE Report encapsulates identified risks along with suggested mitigation measures. Pre-disbursement compliance mandates the implementation of these measures, which are then continuously monitored throughout the project’s implementation phase. Should any adverse developments arise, corrective action is promptly taken. Under the revised framework, the assessment of ESG and climate change risks is also conducted basis borrower’s overall ESG performance and climate change risks in relation to our total loan portfolio. This applies when our aggregate credit appetite surpasses a certain threshold, instead of evaluating each loan individually. The primary objective of this assessment is to evaluate the borrower’s current position regarding ESG and climate change considerations so that we can analyze their transition plans and initiatives for mitigating risks associated with these factors. This assessment becomes a mandatory section included in Credit Integrated Annual Report 2023-24 91

E S G S T R AT E G Y E N C O M P A S S I N G S U S TA I N A B L E F I N A N C E Appetite Memos (CAMs) exceeding a specific credit appetite threshold. Environmental Impact Assessment • Adverse impact that the operations of the borrower could have on environment and the steps taken by the borrower to mitigate such effects • These include potential Air/Water pollution and greenhouse gas emission levels, hazardous waste generation, radiation levels etc. as applicable • Adherence to statutory norms with respect to environmental pollution and possession of various licenses/ certificates/permits needed from the requisite statutory bodies/agencies • Systems and processes in place to mitigate risks arising out of various potential adverse environmental impacts Social Impact Assessment • Land acquisition, payment of fair compensation, resettlement & rehabilitation • Adherence to statutory norms with regard to labour law, workmen compensation, payment of worker dues, etc. • Policies in place to counter inappropriate labour practices (employment of child/forced labour), anti-sexual harassment policies and human rights policies etc. Governance Aspects • Good governance practices to combat bribery, corruption and money laundering • Executive compensation • Adequate representation of shareholders in management • Composition and diversity of Board of Directors Climate Change Assessment • Potential impact of climate change on borrower’s operations and vice versa • Assessment of physical & transition risk Positive Contribution of the Borrower towards the Environment and Social Issues • Efforts made towards conservation of biodiversity and ecological balance • Community engagement 314 CAMs assessed for ESG & Climate Change impacts during the year ended March 31, 2024 with a cumulative value of H8,14,583 crore COVERAGE OF OUR ESG & CLIMATE CHANGE ASSESSMENT TEMPLATE Social Governance Impact Aspects Assessment Environmental Climate Impact Change Assessment Assessment Positive contribution of the borrower towards the environment and social issues. 92 HDFC Bank Limited

The Bank has also been focusing on providing requisite training and capacity building to internal credit and relationship teams to equip them with the necessary knowledge on ESG and the assessment templates, to help them better evaluate these proposals.

Additional diligence for Large Project Financing Transactions

For specialised, long-term project financing, in addition to the above assessment which is carried out at borrower level in all CAMs, Lenders’ Independent Engineer (LIE) assesses various environmental and social issues related to the transaction and the various identified risks and suggested mitigation measures are captured in an LIE Report. Implementation of necessary safeguards to address potential risks is a pre-requisite for disbursement of funds. Post disbursement, these safeguards are monitored on an ongoing basis and corrective actions are taken where required.

Client Engagement

As the largest private sector Indian Bank, our role is to create awareness amongst our borrowers, thereby encouraging them to measure and disclose their footprint. This would eventually reflect in our Scope 3 emissions and help us move towards a net-zero portfolio commitment. As a part of the regular credit monitoring process, Credit and Relationship teams regularly engage with customers to assess the operational and financial performance of the Borrower. Through this assessment, relevant issues on the environmental & social front are discussed. The impact of climate change on the borrower’s operations are also covered.

We understand that there are opportunities in transitioning to a net-zero economy, but the ecosystem (in the country) needs to be developed to take up such opportunities. The Bank has been engaging with its large corporate customers specifically those with businesses in “hard to abate” industries. The purpose of these engagements is to identify current ESG & Climate change related focus areas/practices and to identify best practices and emerging initiatives being taken by industry players on ESG and climate risk related issues including, but not limited to:

•	Short term emission reduction targets and long-term net-zero goals

•	Practices with respect to hazardous/ polluting waste management

•	ESG & climate related disclosures

•	Supply chain decarbonisation

•	Policies and practices with respect to gender diversity/inclusion

Integrated Annual Report 2023-24	93

ESG STRATEGY ENCOMPASSING

SUSTAINABLE FINANCE

The Bank has been sharing such best practices in wider client engagements with other borrowers in the same segments. ESG compliance and the impact of climate change has also become one of the areas of discussion in our regular customer calls/meetings with the customers. The discussions are expected to continue with different borrowers and best practices/ learnings from the same would be documented.

Inclusion of Terms & Conditions Related to ESG Compliance in Facility Documentation

As part of the Bank’s standard facility documentation, an addendum schedule has now been included, which comprises representations/ warranties/covenants agreed to, by the borrower on various ESG related issues. This schedule is included in all standard sanction letters.

Sustainable Finance Framework

Our commitment to enhancing our portfolio from a climate and ESG perspective is reflected in the development of our Sustainable Financing Criteria Framework (“the Framework”). This Board approved framework, is intended to issue green, social and sustainability bonds, originate loans, and use the proceeds to finance or refinance projects that are expected to facilitate the transition to a low-carbon economy and advance socio-economic development in India.

The framework aligns with the overall sustainability strategy of the Bank and is robust, transparent, and harmonised with the four core components of the Sustainability Bond Guidelines 2021 (SBG), Green Bond Principles 2021 (GBP), Social Bond Principles 2021 (SBP), Green Loan Principles 2023 (GLP), and Social Loan Principles 2023 (SLP). It aims to identify facilities within our credit portfolio where financing has been provided to borrowers in industries meeting sustainable lending criteria, categorising such credit facilities as either “green” or “social” facilities. Developed with guidance from the Bond Principles by the International Capital Markets Association (ICMA) and Loan Principles by the Loan Market Association (LMA), the Framework establishes eligibility criteria across ten green categories and six social categories.

It outlines a process by which proceeds will be tracked, allocated and managed. We are committed to reporting on allocation and impact of the use of proceeds - including those contributing to the advancement of the UN Sustainable Development Goals 2, 3, 4, 6, 7, 9, 11, 12, 13.

The Bank has obtained a second-party opinion on the methodology behind the framework and the

We do not extend credit facilities to borrowers falling in the list of exclusions as per our ESG Risk Management Policy.

94	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements framework itself. Our plan for monitoring and tracking our sustainable finance portfolio will enable us to identify and utilise climate transition value creation opportunities. Sustainable bonds worth USD 300 million in February 2024 with three-year maturity have been issued under our Sustainable Finance Framework. We shall prioritise allocation towards MSMEs/Affordable housing under the social category and Clean Transportation—Electric Vehicles under the green category for issuance of sustainable bonds. Renewable Energy Financing FY24 22,026 10,052 FY23 15,115 6,110 FY22 14,839 5,860 FY21 10,869 2,945 Cumulative Underwritten amount (H Cr) Cumulative RE Capacity financed (MW) Managing Our Portfolio Emissions As a progressive financial service company, we embrace our responsibility to incorporate environmental considerations into our investment decisions. Through our investments, we look forward to driving the transition towards a sustainable, low-carbon economy while mitigating the risk of stranded investments. This includes firming up a strategy to integrate environmental risks, including those stemming from climate change, into our underwriting and portfolio screening processes in the long term. Our lending procedures are guided by borrower and market demand, but our credit exposure is well-diversified, with no single industry having a high concentration. As a result, our credit exposure to ecologically/socially sensitive industry sectors has minimal negative consequences Total outstanding loan on fossil fuels (coal and lignite) and their extraction make up to only about 1% of our total loan portfolio. Integrated Annual Report 2023-24 95

E NV I R O N M E N T Driving We remain firmly committed to environmental responsibility and recognise the ever-growing need to Environmental minimise our environmental footprint across our entire value chain through responsible financing practices. Change We are actively driving down our most significant environmental impacts through a strategic combination of time-bound, progressive, and measurable initiatives. 96 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Key Developments in Environmental Disclosures During the financial year 2023-24, the erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), merged with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”) and thereafter eHDFC Limited merged with and into HDFC Bank Limited, thus the non-financial information of the Bank for the year ended March 31, 2024 includes the information from the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to March 31, 2024. Hence, non-financial information of the Bank for the year ended March 31, 2024 is not comparable with that of the previous financial year. Pillars of Environmental Governance Environmental governance is essential for managing risks, ensuring compliance, enhancing reputation, fostering sustainability, and seizing opportunities in the transition to a more environmentally responsible economy. Our Board of Directors play a proactive role in environmental governance by setting the strategic direction for sustainability initiatives. At the management level, the ESG Apex Council is supported by three dedicated working groups- Environment; Social & Governance; and Product Responsibility. The ESG Apex Council and Working Groups work together seamlessly to ensure all environmental considerations are integrated when recommending policies, products, and other ESG initiatives. ESG Apex Council Environment Working Group guides key Sets targets and identifies opportunities for Corporate Social initiatives, reviews improvement in areas of emissions, energy, Responsibility & policy frameworks water and waste ESG Committee for board approval, and oversees Social & Governance Working Group amendments Focuses on workplace policies including to existing Code of Conduct & Human Rights, diversity, ESG policies. stakeholder engagement and corporate governance policies Product Responsibility Working Group Focuses on assessing Environmental risks, identifies new business opportunities in the Environmental space and works on developing ESG Working ESG products and/or policy frameworks, as Groups may be applicable Integrated Annual Report 2023-24 97

Metrics and Targets In alignment with the regulatory developments and stakeholder expectations, we continuously strive to identify material key performance indicators (KPIs) for reporting our environmental performance. We maintain a vigilant monitoring system for the identified KPIs and for the outcomes of new initiatives across all our operations. These KPIs encompass metrics related to energy consumption, greenhouse gas (GHG) emissions, water usage, and waste management. The valuable insights drawn from the monitored data are used for decision-making and target-setting that propels us forward in our sustainability journey. We are expanding our reach by opening new branches, particularly in unbanked semi-urban and rural areas; this expansion necessitates increased investment in infrastructure, personnel and technology to fortify data collection across all locations – which remains an instrumental component of our progress towards our sustainability goals. Three years ago, the Bank set an ambitious goal of achieving carbon neutrality on emissions from its own operations by FY32. Our recent successful merger and expansion is a significant achievement, which necessitates revisiting our strategy to ensure continued progress. While the FY32 target remains unchanged, the expansion has temporarily impacted data comparability between the current year and previous years – necessitating a potential adjustment to our interim targets on energy and emissions to reflect our growing footprint. E NV I R O N M E N T Our Energy Performance As a service-based industry, energy plays a critical role in our operations. In FY24, we consumed 3.03 million GJ of energy – which has increased by 1.06 million GJ on account of our increased operational footprint. Energy Consumption GJ Diesel: DG Set 217,433.30 Diesel: Company Cars 59,430.60 Petrol: Company Cars 220,822.20 Grid Electricity (no 2,523,514.68 renewable attributes established) Renewable Electricity (Solar 11,772.84 Rooftop & Green Tariff) Total 3,032,973.62 Notes: • Energy consumed from fuels include energy from consumption of petrol and diesel in company-owned vehicles and gensets. • For gensets and company-owned vehicles, petrol/diesel purchase data is extracted from the Bank’s financial records and the cost of petrol/diesel purchased is converted into litres of petrol/diesel using state-wise/national average rates derived from information in the public domain. • Electricity consumption from local grids is considered for (i) branches, offices and ATMs from financial records through spent based approach and (ii) data centers on actual consumption. Electricity consumption from renewable energy sources is (i) generated through in-house solar rooftops installed at 25 locations and (ii) purchased ‘green’ energy for 12 locations. While some of our operations do use fossil fuel as primary energy (such as in generators for backup purposes and in company owned vehicles), majority (83.59%) of our energy consumption is in the form of electricity (2.54 million GJ). Most of this electrical energy is primarily procured from the grid-although we continue to look out for sources of renewable energy (RE) to replace grid energy, wherever feasible. In FY24, our energy intensity stood at 9.87 GJ/H Cr Revenue from Operations, with a decrease of 3.68% compared to FY23. Total Energy Consumed (million GJ) FY24 2.54 0.50 FY23 1.56 0.41 FY22 1.31 0.29 FY21 1.19 0.21 Electrical Energy    Energy from fossil fuels Energy Intensity (GJ/H Cr Revenue from Operations) FY24 9.87 FY23 10.24 FY22 10.15 FY21 9.58 Note: Energy intensity has been computed based on total revenue, which includes interest earned under Schedule 13 and other income, excluding profit/(loss) on sale of buildings & other assets (net) earned under Schedule 14 of the audited Standalone Financial Statements of the Bank. As part of our ongoing efforts to reduce our carbon footprint, we are integrating renewable energy sources into our power consumption, including through captive solar panels in certain offices, where feasible. Through the recent merger, our rooftop solar portfolio has expanded. We have now commissioned a total of 25 rooftop solar installations (14 added as a result of the merger), with a total capacity of approximately 720 kWp, resulting in avoidance of 451.83 tCO2e emissions from the provision of 631.05 MWh of electricity to our operating locations during FY24. Moreover, 12 of our offices and branches continue to source their power from renewable sources through

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

a premium green tariff offered by DISCOMs. Procurement of 2,639.19 MWh of electricity under the 'Green Tariff' arrangement with the DISCOMS during FY24, has resulted in reduction of about 1,889.66 tCO_2e emissions.

Emissions Avoided through Increase in Solar Energy Consumption

Emissions Avoided (tCO_2e)


FY24
451.83
FY23
239.02

Solar Energy Consumption (MWh)


FY24
631.05
FY23
336.65

Despite a growing market for open access procurement of renewable energy, and the introduction of progressive rules like "Promoting Renewable Energy through Green Energy Open Access Rules, 2022, and Promoting Renewable Energy Through Green Energy Open Access (Second Amendment) Rules, 2023, there remain a number of regulatory and market challenges for us to scale up our RE procurement. Several states are yet to adopt the Rules in the form of Regulations for implementation of Green Energy Open Access (GEOA) at the state level, hindering the pace of adoption of open access RE across our locations. We consider it crucial to eliminate these external challenges to enable at-scale adoption of green power across our distributed consumption centres.

Buildings Management and Green Buildings: To support our decarbonisation efforts, we are actively engaged in reducing energy consumption across all aspects of our operations. This objective is achieved through a multifaceted approach, including the regulation of existing equipment, installation of energy-efficient alternatives, and the implementation of automated energy management solutions. Our comprehensive energy management and efficiency strategy encompasses various initiatives, reflecting our commitment to sustainable practices and mitigating climate change.

By leveraging digital systems and data analytics, we gain valuable insights into energy consumption patterns. Our focus extends to maintaining branches at optimal temperatures, improving power efficiency and automating energy-consuming assets. These initiatives enable us to optimise energy usage, enhance operational efficiency and reduce our environmental footprint.

In FY24, the Bank accounted for electricity consumption from all four of our co-located data centers. We are also implementing measures to increase the energy efficiency of our data centres which also leads to operational efficiency enhancement.

OUR DATA CENTRE EMISSION REDUCTION INITIATIVES

Upgradation to efficient, cooling systems, **cold-aisle containment**

Replacement of old storage and servers with **new-generation hardware**

Deployed new fire suppression system with **NOVEC 1230 gas**

Use of **Hyper Convergence IT Technology** for IT asset consolidation and virtualisation

All our data centres are **TIA-942 Rated-3 Certified**

Implementation of **smart iPDUs** for asset level energy monitoring

Integrated Annual Report **2023-24** 99

We have incorporated several changes within our infrastructure to improve energy efficiency through auto controls & environment-friendly equipment, and have installed centrally controlled energy management system in about 568 branches across India as on date. This system has allowed us to control consumption patterns, resulting in savings to the tune of 16 per cent annually on an average. We are using technology and innovation as facilitators in our journey towards low-carbon growth. We have implemented elevator and equipment scheduling to reduce our energy consumption. We have also installed occupancy sensors, capacitor banks as well as Building Management Systems at several of our operating locations. The energy management modules with auto controls deployed across select branches have resulted in significant energy savings. We have also piloted the use of modular UPS in our branches and plan to scale it further. Additionally, all air conditioners in our new premises will conform to the latest standards developed by Bureau of Energy Efficiency (BEE). Moving beyond energy consumption, we have taken it upon ourselves to implement other green measures including waste and water management in our existing and new fit-outs. We intend to adopt a more holistic approach towards reducing our environmental footprint at our operating locations. As of March 31, 2024, a total of 2,026 projects in different cities are certified under the Green Interiors Rating System of the Indian Green Building Council (IGBC). We intend to ensure that all our upcoming branches are evaluated for green building certification. IGBC’s comprehensive rating modules encompassing Eco Design Approach, Interior Materials, Water 10 0 HDFC Bank Limited E NV I R O N M E N T OUR BUILDING 2,026 offices and branches are Indian Green Building Council (IGBC) Certified. Our Bangalore Data center ‘Net magic· DC3B’ is certified green data center under the IGBC Green Data Center Rating System Conservation, Indoor Environment, Energy Efficiency, and Innovation in Interior Design have been diligently implemented and met with excellence throughout our certified branches and offices. Additionally, some of our offices are also LEED certified. We prioritise environmental sustainability and have been using GreenPro certified materials such as plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, finishes, and equipment at our select locations. Additionally, we include low VOCs (Volatile Organic Compounds) finishes in our Bills of Quantity and contractor tendering process. GHG Emissions We are dedicated to playing our part in addressing climate change and promoting sustainable practices not OUR BUILDING MANAGEMENT INITIATIVES 41.40 lakh units saved across 568 branches with Smart IoT Based Building Management System 2024 Environment + Energy Leader Award in Environmental Impact category for “IOT based Energy Management Program” only within our operations but also throughout our value chain. However, collecting complete and accurate activity data from our myriad locations of varying sizes and nature, is one of our key challenges and hence a strategic priority action area for us. We are continuously enhancing our data collection processes and exploring suitable technological / automation solutions to collect data and enhance stakeholder confidence on completeness & accuracy of our inventory. In FY24, our total Scope 1 and 21 footprint stood at 0.59 million tCO2e. Scope 3 emissions from three categories2 stood at 0.06 million tCO2e. Overall, our Scope 1 emissions accounted for 12.97 per cent, Scope 2 emissions accounted for

OUR BUILDING MANAGEMENT INITIATIVES 77.33 per cent, and Scope 3 emissions accounted for 9.70 per cent of our total reported emissions. In our ongoing efforts to enhance completeness of our GHG inventory, in FY24, we expanded our Scope 1 inventory to include fugitive emissions from Air Conditioners (ACs) and Fire Extinguishers (FEs). Together, these two new sources contribute over 50 per cent of our total Scope 1 emissions. Out of the total Scope 1 emissions, fugitive emissions from ACs contribute 53.00 per cent, followed by emissions from fuel consumption in company-owned vehicles with a share of 23.93 per cent. Emissions from fuel consumption in gensets emerge as the third-largest contributor with a share of 19.21 per cent in the total Scope 1 emissions, followed by fugitive emissions from fire extinguishers accounting for a share of 3.87 per cent. Our Scope 2 emissions encompass emissions associated with electricity purchased from the grid at all locations that are under the operational control of the Bank as well as our co-located data centers. We are continuously taking measures to seek ways to reduce our Scope 2 emissions through interventions in our own operations and through collaboration with our data center service providers. We report our Scope 2 emissions using location-based as well as market-based approach as per the WRI GHG Protocol. Electricity consumption at our other ATMs3, along with emissions on account of air travel, car/cab travel, train travel, paper waste, battery waste, and e-waste generated contribute to our reported Scope 3 emissions that cover Categories 5, 6, and 8 as per the Technical Guidance for Calculating Scope 3 Emissions (version 1.0) by WRI Greenhouse Gas Protocol. Total GHG Emissions (million tCO2e) FY24 0.09 0.50 0.06 FY23 0.03 0.31 0.05 FY22 0.02 0.29 0.04 FY21 0.01 0.30 0.01 Scope 1    Scope 2    Scope 3 Total Emissions (0.65 million tCO2e) 9.70% 12.97% 77.33% Scope 1    Scope 2    Scope 3 Our Scope 1 emissions increased from 0.03 million tCO2e in FY23 to 0.09 million tCO2e in FY24. This rise is primarily attributed to inclusion of two new sources of fugitive GHG emissions—ACs and fire extinguishers, apart from some increase on account of increased fuel consumption in company-owned vehicles due to increased employee activity during the reporting period. Scope 1 Emissions (million tCO2e) FY24 0.02 0.02 0.04 0.003 FY23 0.01 0.02 FY22 0.01 0.01 FY21 0.01 0.01 Company-owned Vehicles    Gensets    Air Conditioners*    Fire Extinguishers* *This is our first-year reporting on fugitive emissions from ACs and Fire Extinguishers 1Includes Scope 2 emissions calculated as per market-based approach. 2These include Category 5 (Waste generated in operations), Category 6 (Business Travel), and Category 8 (Upstream leased assets) 3Referred to as ‘Other facilities’ in previous years’ reports. Integrated Annual Report 2023-24 10 1

ENVIRONMENT

In FY24, we witnessed an increase of 0.20 million tCO_2e in Scope 2 emissions despite 3,270.23 MWh of our electricity consumption having renewable energy attributes (generated from solar rooftop and procured through green tariff). This increase can be attributed to several factors including an increase in the number of locations under our operational control on account of merger with eHDFC Limited with effect from July 1, 2023 and our rapidly increasing geographical footprint to serve underbanked regions. Further, as a result of the merger in order to ensure uniformity across our reporting boundary, the Bank used a spend-based approach for estimation of procured electricity.

We are using actual electricity procurement data for our data centers which contributes to 4.18 per cent of our Scope 2 emissions. For non data center locations, as we make continued efforts towards collecting actual kilowatt-hour data, for FY24 we have relied upon the spend-based approach to estimate our procured electricity consumption using estimates of applicable city/state level tariffs.

In FY24, our Scope 3 emissions increased over FY23. The emissions from purchased electricity at our 'other ATMs' accounted for 70.27 per cent of our total Scope 3 emissions. In comparison to FY23, the emissions from our 'other ATMs' have increased by 36.94 per cent. Apart from these ATMs, emissions from business travel witnessed a 13.81 per cent increase and that from waste generated in operations increased by 18.43 per cent.

Scope 2 Emissions
(million tCO_2e)


FY24
0.50
FY23
0.31
FY22
0.29
FY21
0.30

Scope 3 Emissions
(tCO_2e)


Category 5: Waste generated in operations
4,286.78
3,619.80
3,009.94
2,961.75
Category 6: Business travel
14,426.78
12,676.34
6,551.30
6,212.59
Category 8: Upstream leased assets
44,232.16
32,300
33,136.06
0
FY21
FY22
FY23
FY24

During FY24, our Scope 1+2 GHG emissions intensity increased by 9.14 per cent y-o-y per ₹ Crore revenue from operations, respectively.

GHG Emissions Intensity: Scope 1 & 2 (tCO_2e/₹ Cr Revenue from operations)


FY24
1.91
FY23
1.75
FY22
1.94
FY21
2.09

Notes:

Scope 1 & 2 emission intensity has been computed based on Total Revenue which includes interest earned under Schedule 13 and other income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 of the Audited Standalone Financial Statements of the Bank.

Measures to Reduce GHG Emissions

We remain committed to implementing meaningful and system-driven changes within the organisation to reduce the GHG intensity of our operations. Three years ago, we set a bold goal: achieving carbon neutrality for our Scope 1 & 2 emissions by FY32. To that end, we have adopted firm-level guidelines for operations and procurement encompassing supply-side and demand-side interventions; and established a carbon neutrality pathway to guide our progress, even as our operations have grown.

The recent merger with eHDFC Ltd. presents exciting opportunities for growth, while also necessitating a strategic review of our carbon neutrality strategy. The observed increase in Scope 1 & 2 greenhouse gas emissions prompts us to adopt a more holistic approach. We will be reviewing our baseline emissions and setting a new, post-merger baseline in alignment with base year recalculation methodologies of the WRI Greenhouse Gas Protocol. This comprehensive review and realignment will allow us to continuously adapt and strengthen our efforts.

102 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Emission Scope	Emission Source	Emissions (tCO_2e)
Scope 1	Diesel consumption in gensets	16,166.86
	Company-owned vehicles	20,145.59
	Air Conditioners	44,612.10
	Fire Extinguishers	3,255.93
Scope 1 (Total)		**84,180.48**
Scope 2 (Market-Based Approach)	Electricity	**501,899.03**
Scope 3		
Category 8: Upstream leased assets	Purchased electricity in 'other ATMs'	44,232.16
Category 6: Business Travel	Cab hire	7,190.25
	Air travel	7,235.78
	Rail travel	0.75
Category 5: Waste generated in operations	E-Waste	0.02
	Paper Waste	4,286.76
Scope 3 (Total)		**62,945.73**

Notes:

- Scope 1 emissions include emissions from company-owned cars, gensets, fugitive emissions from air conditioners and fire extinguishers.
- Two sources of GHG emissions i.e. Air Conditioners and Fire Extinguishers have been included for Scope 1 emissions for FY 2023-24, which were not included in Scope 1 emissions for FY 2022-23
- For the computation of emissions from company-owned cars and gensets, emission factors from IPCC guidelines 2006 have been applied to quantities deemed for energy consumption in 'Our Energy Performance' section.
- Fugitive emissions for fire extinguishers are estimated using operational database and public factors on leakage from USEPA's guidance, with GWP values derived from Intergovernmental Panel on Climate Change Sixth Assessment Report (IPCC AR6).
- For air conditioners, the Bank's Fixed Asset Register for ACs sets the boundary, with asset characteristics derived from internal databases. Emissions have been calculated using India's refrigerant trends, average capacity of refrigerant as provided by vendors, refrigerant leakage as considered from Council on Energy, Environment and Water (CEEW) and GWP derived from IPCC AR 6. Scope 2 emissions are reported using market-based approach with grid emission factor from Version 19 of the Central Electrical Authority's CO_2 database.

  For Scope 3 GHG emissions, the Bank reports on the below categories:
- Business travel through air and rail: The distance travelled is estimated using sources available in the public domain. The applicable emission factors have been sourced from India Specific Air Transport Emission Factors, 2015 for domestic, Department for Environment, Food & Rural Affairs (DEFRA) 2023 for international and India Specific Rail Transport Emission Factors, 2015 for rail.
- Business Travel (Cab Hire): The distance is calculated using estimates of applicable taxi fares available in the public domain. For travel within India, the applicable emission factors have been sourced from India Specific Road Transport Emission Factors, 2015. For travel outside India, emission factors for average diesel cars from DEFRA have been considered.
- Emissions from e-waste, paper waste and battery waste have been considered. To calculate emissions, recycling emission factors and conservative emission factors for disposal have been sourced from WARM Version 16, EPA 2023. For the computation of waste quantities, refer notes given under BRSR Principle 6, Essential Indicators: Question 9.
- Emissions from 'other ATMs' (i.e. electricity consumption for ATMs with no operational control): Electricity consumption at these locations has been derived using internally derived benchmarks (i.e. Geo-climatic averages of kWh consumption from other offsite ATMs).

Integrated Annual Report **2023-24** 103

ENVIRONMENT

Our Carbon Neutrality Pathway

Demonstrating our unwavering commitment to environmental sustainability, we have set an ambitious goal of achieving carbon neutrality for our Scope 1 & 2 emissions by FY32. Our performance against our interim targets for FY24 is illustrated in the figure below. With our ever-expanding footprint, we acknowledge the challenges on our path to carbon neutrality.

While our ultimate target for FY32 remains unchanged, recent, unanticipated changes in our organisational structure have necessitated a review of our carbon neutrality strategy and its various milestones and levers. Therefore, we will be realigning our interim targets to account for our enhanced organisational boundary (following the merger with eHDFC Limited as well as the enhanced operational boundary (new sources of Scope 1 emissions and increased physical footprint).

Scope 1+2 Emissions
(in million tCO_2e)



0.31
0.31
0.33
0.3
0.29
0.29
0.27
0.25
0.15
0
0
0.31
0.34
0.59
FY22
FY23
FY24
FY25
FY26
FY27
FY28
FY29
FY30
FY31
FY32
Actual Emissions
Emission Projection

Actions Taken in FY24

This year, we actively implemented our carbon neutrality strategy, focusing on both demand-side and supply-side initiatives. While some measures were introduced later in the reporting period, we are confident they will translate to significant emission reductions starting in the near future.

Demand Side

Automated energy management system

568
Locations

4.19 Million +
Units saved

3,000 tCO_2e
Emissions reduced

Active Harmonic Filter

86
Locations

~0.15 Million
Units saved

~111 tCO_2e
Emissions reduced

Supply Side

Installed solar panels in our office buildings

720 kWp
Cumulative solar power generation capacity commissioned*

25
Offices with rooftop solar plants installed

(*as of March 31, 2024)

104 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Focus Areas for Future Provision of open access renewable power, as a cleaner energy source for office premises Green Projects (Offices and Branches) Implementation of Internet 2 Projects of Things (IoT) system at our branches across India, for IGBC Platinum certified energy savings 110 Projects IGBC Silver certified 1,914 Projects Installation of Active IGBC Gold certified Harmonic Filters at our branches for achieving unity 2,026 projects in different locations are certified under the power factor (UPF) Green Interiors Rating System of IGBC as of March 31, 2024. Chiller replacement projects across various branches Transition of select offices to Green Power Tariff along with implementation of Variable Frequency Drives 12 1,889.66 tCO e (VFDs) in chiller systems and 2 IE5 pumps Premises covered Emissions reduced 2,639.19 MWh Electricity procured through Green Tariff Auto Control and Monitoring System across India to optimise energy usage Integrated Annual Report 2023-24 10 5

ENVIRONMENT

As a responsible bank, we recognise our impact on the environment beyond our core operations. While we diligently address emissions within our operating boundary, we also acknowledge the importance of taking measures outside our direct operations. We have thus, prioritised two key aspects that have a direct impact on reducing GHG emissions within our value chain: paper waste reduction and tree plantation.

GHG EMISSION REDUCTION ACROSS VALUE CHAIN

Our digital products and services, along with automation of several internal as well as customer-linked processes and channels, have enabled us to reduce paper waste generation. The 'Green Event Guidelines' rolled out by our retail marketing team has helped save about 58.09 lakh sq. ft. of paper during the reporting period.

We have launched an ambitious tree plantation initiative and have successfully planted over 30 lakh trees to date. This program has not only resulted in significant reductions in our GHG emissions but has also served as a catalyst for enhancing our social and relationship capital.

Our digitised processes and products have helped customers reduce their frequency of visits to the Bank's branches, ATMs, and offices - thereby reducing associated emissions.

Where paper use is unavoidable, we are switching to recycled paper. In FY24, recycled paper constituted 7.07% of our total paper procurement which reduces the upstream emissions associated with paper procurement.

We made an eco-conscious effort of responsibly disposing flex materials from eHDFC Ltd's signage transition to HDFC Bank. To prevent unintended reuse, we collaborated with signage converters to deliver all our 6.76 tonnes of flex waste to the cement plants for environmentally friendly co-processing, setting a pioneering example.



106 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Waste Management

Our goal is to work progressively towards sustainable management of the waste generated from our operations. We are in the advanced stage of formalising the internal standard operating procedures for monitoring and reporting of waste generated as well as waste avoided. The roles and responsibilities of various functional departments have been defined to improve data governance and management with an aim to minimise waste generation and enhance the share of waste recycled.

As the first step towards improved environmental stewardship, we are progressively enhancing the quality and accuracy of our sustainability disclosures. This includes reporting waste generation and disposal by end-use for various categories.

S.No	Category of Waste	Total Waste Generated (tonnes)	Total Waste Recycled (tonnes)	Total Waste disposed through other operations (tonnes)
1	Plastic waste	252.61	0.00	252.61
2	E-waste	110.58	109.74	0.84
3	Battery waste	20.51	20.51	0.00
4	Other Hazardous waste (used DG Oil)	89.85	0.00	89.85
5	Other Non-hazardous waste generated	288.48	10.16	278.31
6	Paper waste (Other non-hazardous waste)	3441.49	0.00	3441.49

Notes:

E-Waste generated, recycled and disposed, includes IT related e-waste and data centers e-waste which is centrally managed and recycled through vendors.

From FY24 onwards, battery waste is being reported separately. Battery waste is centrally managed and recycled through vendors.

Paper waste majorly constitutes paper procured for the Bank's own use and is shown as sector-specific paper waste. The quantity of waste generated is assumed to be disposed through other disposal operations.

Generation of plastic waste, hazardous waste, some quantities of paper & e-waste and non-hazardous waste are extrapolated based on actual data collected at select locations and the quantity of waste generated is assumed to be disposed through other disposal operations.

We recognise our responsibility and strive to ensure that all these wastes are disposed responsibly.

Responsible waste management is critical to minimising our environmental footprint. This includes minimising waste generation, promoting responsible disposal practices, and ensuring proper handling and processing.

We achieve this through partnerships with authorised recycling vendors for various waste streams. Furthermore, we are actively expanding our waste tracking program. Through internal consultations and collaboration with vendors, we will progressively track dry waste across more facilities over the next few years. We recycled 109.74 tonnes of e-waste and 20.51 tonnes of batteries n FY24, all handled by authorised recyclers.

At some of our locations, used diesel oil is produced due to the operation of gensets which is classified as hazardous waste and disposed using approved, authorised vendors.



Integrated Annual Report **2023-24** 107

E NV I R O N M E N T Water Conservation on reducing our overall water usage Water Intensity through the implementation of water- (kl/H Crore Revenue from Operations) Reflecting the nature of our business, saving practices and technologies. our water consumption is primarily In our IGBC-certified branches, FY24 1.57 for domestic purposes and drinking. all washrooms are equipped with FY23 2.07 We obtain water from municipal or low-flow fixtures and sensor-based third-party suppliers at most of our urinals with a flow rate of 1 to 1.5 Notes: locations. Effective water management liters per flush. Our total estimated Water intensity has been computed based on requires accurate assessment 5 Total Revenue which includes interest earned of performance data. We will be water consumption for FY24 is and other income, excluding profit/(loss) on prioritising measuring and monitoring approximately 4,81,615.63 kl. sale of buildings & other assets (net) earned under Schedule 14 of the Audited Standalone The wastewater generated by the Financial Statements of the Bank. water usage across our facilities, Bank is sent to third party. with a focus on larger sites first. Besides our operation, we also have This phased approach allows us to an impact outside our operational gather data, refine our strategy, and boundaries by working with gradually expand meter coverage in communities to conserve water and the coming years. to rejuvenate water bodies. The As we continue to strengthen details of this can be found in our our systems for monitoring water ‘Social- Communities’ chapter. consumption, we are also working 5Water withdrawn is estimated based on the document by the Central Ground Water Authority (CGWA), which specifies that an office employee consumes 45 liters per day per head. This amount is recorded as water withdrawn from third party source. Water discharged is considered as 80% of the water withdrawn from source, based on Central Pollution Control Board (CPCB) database report dated December 24, 2009. Therefore, it is assumed that of the total water withdrawal, only 20% is consumed. The data for FY 22-23 has been aligned using the above approach. 10 8 HDFC Bank Limited

Climate Risk-related Disclosures

In response to the escalating urgency of climate change, various sectors are adapting to new regulatory landscapes to mitigate environmental impacts. The global fight against climate change has led to the advent of regulations like Carbon Border Adjustment Mechanism (CBAM). This has spurred India to create a regulated carbon market, paving the way for the Carbon Credit Trading Scheme (CCTS), under the Energy Conservation Act. This scheme envisages both, compliance and the development of a voluntary carbon market. Some of the operational guidelines for CCTS are currently work-in-progress. To navigate this new landscape, organisations need to reassess their climate risks and become more climate transparent. Global guidelines like the IFRS S2 standard, which subsumes the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, present a framework for such disclosures.

Recognising the growing concerns of regulators, investors, and clients regarding climate risks, particularly for banks and financial institutions, the Bank has been reporting on governance, risks and opportunities, strategy as well as metrics and emission reduction targets linked to climate change.

The Reserve Bank of India (RBI) has issued various draft guidelines on such disclosures, the latest one being the Draft Disclosure framework on Climate-related Financial Risks, 2024 published on February 28, 2024.

We are continuously striving to align ourselves to make increased climate risk related disclosures.

Governance

Board Oversight

The Board of Directors have increased their oversight on climate-related issues. The CSR and ESG Committee of the Board oversees the Bank’s sustainability and climate change initiatives. This Committee monitors the ESG framework, the

Environmental Policy, actionables and initiatives strategised and executed by the management level ESG Apex Council and the ESG Working Groups. The Committee also maintains an oversight over the Bank’s ESG disclosures, highlighting the Bank’s ESG performance and prioritisation of material topics. A dedicated ESG vertical that works in conjunction with several internal and external stakeholders, to drive the Bank’s ESG agenda including managing, mitigating, and reporting on climate metrics. The Deputy Managing Director of the Bank has direct oversight on the ESG function and reports to the Board on such matters.

The Bank has initiated capacity-building programs to acquaint our staff members with key developments in climate risk assessment. Credit officers assess overall E&S risks, especially climate risks through a comprehensive “ESG and Climate Change Assessment” framework, as a part of the overall credit assessment for select wholesale corporate

Integrated Annual Report 2023-24	109

ENVIRONMENT

borrowers with exposures above a specified threshold as defined in the ESG Risk Management Policy.

Further, the Bank has partnered with an independent, reputable global agency to develop a framework for assessing climate transition risk at a counter-party level. The Bank has launched an internal pilot exercise to estimate financed emissions.

During FY24, the Board received regular updates on matters such as key government and regulatory policy, regulatory engagement and ESG matters including areas such as progress on our climate strategy, policy updates, industry trends, stakeholder engagement and target-setting.

The Board members participate in dedicated familiarisation sessions to enhance their understanding of emerging climate related risks impacting the Bank and the adequacy of actions for management of the identified risks. In FY24, two meetings were conducted for the Board on emerging regulations and best practices related to ESG and climate risk management. The CSR and ESG Committee of the Board meets on a quarterly basis. During the year, the Risk Policy and Monitoring Committee also reviewed key risks and opportunities arising from climate change.

Policies and Frameworks Guiding Climate Risk Management

HDFC Bank’s approach to identifying climate-related risks, impacts, and opportunities is guided by the Board-approved ESG, Risk Management Policy (ESGRM Policy), Operational Risk Management Policy, Sustainable Finance Framework and the Environmental Policy.

These policies inter alia inform the categorisation of risks and implementation of risk mitigation and management measures.

Specifically, the Bank’s ESGRM Policy addresses climate transition and mitigation plans and includes a prohibition list criterion and ‘Category-A’ tagging of climate risk-related vulnerable sectors. As part of this policy, we use our ESG & Climate Change Assessment Framework as a part of the overall credit assessment for certain wholesale borrowers as per the ESGRM Policy. Under this policy, the Credit Appetite Memorandum assesses ESG and climate change risks associated with the borrowers’ operations and mitigation measures/ controls.

The framework also captures various aspects of ESG compliance and climate change risks/mitigants in relation to the borrower, and their business operations. Through the framework, risk exposures are identified and reported to management, thus enabling the implementation of necessary risk mitigation actions.

The Board-approved Operational Risk Management Policy outlines the governance structure and processes for managing operational risk. This structure consists of three lines of defense: the business line (including support and operations) is the first line, an independent Operational Risk Management Department (ORMD) is the second line, and Internal Audit is the third line. The Risk Policy and Monitoring Committee (RPMC) of the Board oversees the risk management strategy of the Bank and ultimately reports to the Board of Directors.

The Bank had also implemented a Board-approved ESG policy

framework, a guiding document for all ESG initiatives and activities undertaken by the Bank, focusing on climate change strategy, environmental and social risk management in lending, procurement practices, workforce and employment practices, good governance, and stakeholder management.

We have developed a Sustainable Financing Framework in line with International Capital Market Association (ICMA) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021. This Framework, approved by the Bank’s CSR and ESG Committee, the RPMC and the Board of Directors, has also received a second-party opinion, concluding the credibility of the Framework as well as its alignment with global principles. This framework serves as a basis for the Bank’s on going and future Sustainable Financing Transactions (SFTs).

A Board-approved Stress Testing Policy and System, which is an integral aspect of our ICAAP (Internal Capital Adequacy Assessment Process), is part of our overall risk management framework. Stress testing involves employing a variety of ways to determine our vulnerability to excessive yet realistically stressful work conditions.

Climate risk stress testing captures financial impact of borrowers and associated credit losses due to physical risk and credit losses due to transition risk.

Committees Guiding Climate Risk Management

We have established a robust governance structure to oversee our ESG approach, comprising the CSR and ESG Committee of the Board

110	HDFC Bank Limited

and the ESG Apex Council. Under the aegis of the Apex Council, three ESG working groups drive the Bank’s ESG agenda.

Our Board-level CSR and ESG Committee oversees sustainability and climate change initiatives, and is responsible for monitoring the ESG Policy framework, Environmental Policy, and other climate-related action plans. It ensures that the Bank’s ESG disclosures effectively communicate the Bank’s performance and prioritisation of material topics like climate change. The Committee reviews climate-related plans, targets, performance against those targets, and employee/business unit initiatives to mitigate climate change. Additionally, it allocates annual budgets for ESG initiatives. The CSR and ESG Committee convenes quarterly and discusses and updates on climate change initiatives and guides on further course of action.

The Bank has established a separate ESG Apex Council at the management level, that shapes and guides the Bank’s overall ESG strategy and provides actionable recommendations which are further reported quarterly to the Bank’s CSR and ESG Committee. The Council comprises of senior management that governs and reviews the progress of Bank’s ESG strategy and roadmap through three distinct working groups, namely Environment Working Group, Social & Governance Working Group, & Product Responsibility Working Group, and targets climate risk related governance across environment, social, and product dimensions.

The Bank’s comprehensive risk management is overseen by the Board of Directors. The RPMC is a Board-level committee that supervises the implementation of the risk strategy, has been formed as per the guidelines of Reserve Bank of India on Asset Liability Management/ Risk Management Systems. The RPMC monitors compliance with risk parameters and aggregate exposures within the appetite set by the Board. It also reviews the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), and the stress testing framework for the Bank’s borrowers.

The independent Risk Management Group (RMG) maintains regular communication with RPMC members and is primarily responsible for executing the risk strategy approved by the Board. This entails developing policies, procedures, and systems to identify, measure, monitor, assess, and manage risks effectively. The RMG is headed by the Chief Risk Officer who is also accountable for all aspects of managing operational risks.

The risk management function of the Bank is independent from business and reports directly to the Managing Director and Chief Executive Officer. The risk management team conducts periodic topical stress testing to assess the potential impact of geopolitical, macroeconomic, and sectoral trends. The Bank has integrated ESG considerations into its credit appraisal and approval process for select wholesale borrowers. encompassing environmental, health, social, and safety risks.

For more details on the governance structure, refer to the section on Pillars of Environmental Governance.

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ENVIRONMENT

Commitment to Climate-related Disclosures	Reporting Frameworks	Assessment Framework
The Bank is dedicated to maintaining transparency and accountability in its climate-related disclosures. Our approach to reporting adopts global frameworks in accordance with nationally available guidance and frameworks.	• We endeavor to align with climate risk related disclosures as per **Task Force on Climate-Related Financial Disclosures (TCFD)** framework. • FY24 is the fourth year of HDFC Bank's reporting in line with TCFD. • We have been reporting on ESG KPIs in alignment with the **Global Reporting Initiative (GRI)** since FY14. FY24 is the tenth year of HDFC Bank's reporting in alignment with the GRI. • We have been complying and reporting in line with the SEBI-stipulated BRSR framework in our annual disclosures.	• We have been reporting to the Carbon Disclosure Project (CDP) - responding to its climate change questionnaire. • The Bank scored a 'B' in its Climate Change 2023 response. • We have been participating in **S&P Corporate Sustainability Assessment** reporting since FY19. In 2023, the Bank was ranked in the 89th percentile.

Training and Capacity Building on ESG and Climate

We are committed to fostering a comprehensive understanding of climate change throughout our organisation, ensuring that every function and employee is equipped with functional and role-appropriate knowledge and skills to address its challenges. To achieve this, we implement robust training and capacity-building programs tailored to the diverse needs of our workforce.

We have e-learning modules on climate change and GHG emissions, thus instilling a shared understanding of climate-related risks and opportunities across all levels of our organisation.

Through these comprehensive training and capacity-building efforts, we empower our employees to become active contributors to our sustainability goals and help develop the Bank's resilience to the challenges posed by climate change.

We also conduct targeted capacity-building initiatives focused on ESG and climate change for specific teams, such as our credit and business teams. Our emphasis lies on equipping these teams with the knowledge and tools necessary to integrate climate considerations into their decision-making processes and conduct climate-specific due diligence effectively.

112 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Strategy Identifying Climate-related Risks • Transition Risks: The shift and Opportunities towards a low-carbon economy At HDFC Bank, we are committed may impact the value of certain to mitigating risks and leveraging Our strategy is underpinned by the assets and liabilities including the opportunities arising from the way we assess and manage our likelihood of formation of stranded transition to a low-carbon economy. exposure to climate-related risk. assets. The Bank is exploring We endeavor to build our capability to There are two main types of climate opportunities in green financing and manage risk from climate change and related risks: sustainable infrastructure projects deliver our regulatory commitments, to mitigate these risks and capitalise thereby demonstrating to our investors • Physical Risks: Extreme weather on emerging market trends. The that the Bank is effectively managing events like floods and cyclones Bank has also partnered with an climate-related risks and opportunities. can cause physical damage to independent, reputable global property and assets, leading to agency to develop a framework for economic losses (physical damage assessing climate transition risk at a to property and assets). The Bank counterparty level. is assessing the potential financial impacts of these physical risks on the Bank’s operations. Additionally, we have identified some climate-related risks and opportunities that the banking sector may face over the short, medium, and long term, as well as their corresponding impacts including: Risk Type of risk Description Current Transition risk Banks are highly regulated in the country and mandates as part of current regulations regulation factor are always integrated into the overall risk planning and assessment process. Current regulations are also factored in the credit assessment process, especially through the comprehensive ESG and Climate Change assessment framework for its wholesale corporate borrowers. Emerging Transition risk Transition risk can impact the Bank’s credit portfolio resulting from changes in the regulation factor climate policy, technology, consumer, and market sentiment during the transition to a low-carbon economy. This is particularly relevant for policy changes that can result in loan defaults from certain sectors like coal, thermal and certain infrastructure sectors. Technology Transition risk While our digital environment and information security standards are the foundation of factor our business today, as financial services professionals, we do not anticipate technology to have a significant impact on climate risk. Our low-carbon digital banking products use technology to enable business. Legal Transition risk For large loans, we verify whether the project complies with all applicable environmental factor rules, failing to do so could result in the loan becoming a non-performing asset if the project goes into litigation. This, however, is not a claim against the Bank. There are no other circumstances in which the Bank can be held liable for a climate-related lawsuit. Market Transition risk In the context of climate change, markets could play a key role in market repricing or factor shifting the demand and supply for certain products like green loans or bonds, or in low-carbon digital products. However, the Bank recognises the relevance of change in consumer preferences, and hence, the need to evaluate this risk. Integrated Annual Report 2023-24 11 3

E NV I R O N M E N T Risk Type of risk Description Reputation Transition risk Reputation risk from community/customer perception is a primary risk to our business. factor We thus invest in community and customer involvement through surveys and structured engagements to educate and enlighten them on climate risks and mitigation. Further, ESG performance measures are increasingly being used by the global investor community, especially sovereign wealth funds and pension funds, to assess long-term profitable growth. We strive to implement environment-friendly measures throughout our operations. We further show our commitment to ESG, particularly climate change, by including ESG elements in regulatory reporting such as the annual report. In addition, in our annual integrated report, we publish details on our carbon emissions and footprint (third-party assured). Acute Physical Acute physical hazards such as cyclones, floods, and water stress can have a negative physical risk factor influence on the credit portfolio by causing bad debts, impairing assets or collaterals due to damage to property, infrastructure, and land, and interrupting operations. This is also relevant for climate disasters destroying assets (that serve as collaterals). The Bank’s Disaster Response and Business Continuity teams conduct business impact analyses and have rapid response procedures in place in the event of natural disasters such as floods. Chronic Physical Chronic physical risks are far into the future. Rise in global temperature more than 1.5 physical risk factor degree Celsius may cause changes in climate patterns and sea level, impacting the economy and operations of the Bank, thus impairing assets or causing early replacement of assets. Given that climate risk is an emerging and long-term risk for the Bank, a suitable methodology/pathway shall be considered for adoption, to analyze the Bank’s exposures under different climate scenarios. The Bank has also envisaged climate-related opportunities over the short, medium, and long term: Opportunity Description Timeframe Green services Expansion in demand for lower-emissions goods and services is expected Medium to continue to scale in the medium to longer term. Lowering Resource and energy efficiency in own business operations that help Short carbon emissions lower carbon emissions while also potentially strengthening operational efficiency is expected to scale up. Greening of The diversification of the Bank’s financial portfolio and growth of green Medium portfolio portfolio is expected to scale up. 114 HDFC Bank Limited

Building a Climate-Resilient Strategy

By integrating climate risk considerations into financial planning processes, the Bank is building a more resilient strategy. This includes evaluating the potential impact of climate change on the Bank’s lending practices, customer base, and operational costs. The Bank believes that this proactive approach will help navigate the evolving landscape of climate change while seizing opportunities for sustainable growth.

The Bank actively reports to the Carbon Disclosure Project (CDP), on its strategy that integrates both the potential risks and opportunities presented by climate change. We understand that climate change provides both risks and potential opportunities for our business. From the perspective of climate risk assessment, we plan on assessing the priority of physical and transition risks in the near to medium term.

We have a three-pronged strategy to adapt to climate change: decarbonising our operations; managing climate risk & financed emissions; and financing the transition.

Decarbonising Our Operations

•	Minimising our operational carbon footprint is central to the Bank’s sustainability strategy.
•	We are committed to effectively managing and mitigating the environmental impacts of our operations by adopting industry best practices and standards.

•	Our comprehensive Scope 1 & 2 carbon neutrality strategy encompasses various initiatives, reflecting our commitment to sustainable practices and mitigating climate change.

Managing Climate Risks

•	The Bank’s credit exposure is well diversified across numerous industries, with no single industry having a high concentration.

•	We have strengthened the assessment of climate risks as a part of credit diligence, particularly in project financing above a certain threshold under the aegis of our ESG Risk Management Policy. As a part of this framework, identification of exposure for Category-A tagging sectors (business activities with significant adverse environmental and social risks) is underway. (Refer to the ESG Strategy chapter).

•	We are endeavouring to develop more robust frameworks to measure and assess material climate risks related to our lending operations and apply a climate lens to more of our business decisions.
•	We are firming up an internal strategy on conducting climate risk assessments and tracking our financed emissions. The Bank shall continue to expand the scope of assessment, and refine the methodologies basis the finalisation of the disclosure frameworks in India, including the guidelines and timelines put forth by the RBI. This shall also help in the development of the Bank’s targets on financed emissions in the future.

•	We have a Business Continuity Plan to address and manage continuity of critical business operations, ensuring accelerated resumption of services after a disaster.

Financing the Transition

•	HDFC Bank’s Sustainable Financing Framework aligned to International Capital Market Association (ICMA) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021], serves as a basis for HDFC Bank’s future Sustainable Financing Transactions (SFTs), including green, social & sustainability bonds and loans. The Framework defines the eligibility criteria in ten distinct ‘green’ categories. The policy is available on the Bank’s website.

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ENVIRONMENT

In addition to our three-pronged strategy, we also engage with our larger corporate clients as well as industry bodies and regulators on climate change. This enables us to strengthen our strategy while ensuring a well-rounded approach to implementation of the same.

Client Engagement

As a trusted financial institution, we continue to proactively engage with many of our larger corporate clients on both the risks and opportunities related to their businesses. To enable us to provide the appropriate advice and capital solutions, we also encourage clients to share and enhance their climate disclosures.

Through client engagement, our goal is to determine current ESG and climate change focus areas and practices. We strive to identify industry best practices and emerging initiatives on ESG and climate risk issues, including short-term emission reduction targets, long-term net-zero goals, ESG and climate-related disclosures, and supply chain decarbonisation. Of the wholesale loans approved during the year, 26 per cent in value terms underwent an enhanced environmental and social due diligence as part of the Credit Appetite Memorandum.

Industry engagement/ Government/Public Policy Engagement

We believe that industry co-operation, particularly in setting common standards and transparent reporting, is important for all our stakeholders. We continue to engage with peers, industry experts and academics to assess the transition to a low-carbon economy and consider emerging methodologies and taxonomies.

We are member to a number of industry bodies and endeavor to advance our climate change policy through such industry/ trade associations.

We actively contribute to the processes of influencing the evolution of positions taken by trade associations through advocacy and negotiations. Our organisational strategy and climate goals guide our engagement with the trade associations.

The Bank also intends to accelerate the scale and pace of delivering value by using collaboration as a mechanism to effectively foster strategic partnerships with solution providers, civil societies, government agencies that would help bring together capabilities and resources to achieve its ESG objectives.

Risk Management

Risk Identification

Effectively managing climate risk requires proactive identification, a thorough understanding of the domain, as well as comprehensive inputs from stakeholders. At the Bank, risk identification is an ongoing process that includes the consideration of climate-related factors such as physical (acute and chronic) and transition risks in the lending portfolio. We are actively seeking opportunities to enhance our capabilities in identifying these risks and their impacts on our business and endeavor to incorporate additional climate risk considerations related to sector, product, and geography, aligning specific perils and transition categories, linking new and existing risks to other sustainability categories, and identifying the applicable time horizons for impacts.

Climate-related Risk Management

In line with its sustainability-focused vision and commitments, the Bank has developed several initiatives to manage climate-related risks at the project, portfolio, and organisational levels.

Project Risk

At a project level, a risk assessment focused on social and environmental aspects is integrated into the Bank's overall credit approval framework.

The Bank's ESG & Climate Change Assessment Framework, under the aegis of our ESG Risk Management Policy (ESGRM), ensures thorough environmental and social due diligence of various loan proposals above the defined credit exposure thresholds, including direct customer loans, wholesale loans, supply chain finance, offshore, and capital market loans, as well as loans to banks, financial institutions, or NBFCs. This assessment helps the Bank evaluate the borrower's current position regarding ESG and climate change considerations and analyze their transition plans and initiatives for mitigating risks associated with these factors.

116 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Portfolio Risk traditional financial risk parameters, ahead of the curve and building The Bank has partnered with an economic impact modelling, scenario capacity and understanding of the independent, reputable global agency analysis, and stress testing is still financial and non-financial impact of to develop a framework for assessing being progressively explored through climate change. climate transition risk at a counterparty global collaborations. Addressing The Bank undertakes stress testing level. Furthermore, the Bank has challenges such as the availability of and scenario analysis to assess launched an internal pilot exercise climate-related data (including the the potential impact of geopolitical, to estimate financed emissions for frequency of climate events at good macroeconomic, and sectoral trends specific sectors in its lending portfolio. spatial resolution, and regional and on its portfolio and subsequently build global sector impacts), regional climate Climate Risk Measurement its climate resilience. (Portfolio level) impact scenarios, and comprehensive climate risk assessment tools and The development of methodologies methodologies remains crucial. and tools to link climate risk to The Bank is committed to staying Technology Launch of risk in high Policy Impairment Climate carbon price carbon development costs hazard market emitting assets Type of risk involved Transition risk Physical risk Impact Financial Credit loss Credit loss impact to borrowers Captured by stress testing and scenario analysis Type of risks and impact captured through stress testing and scenario analysis Integrated Annual Report 2023-24 117

ENVIRONMENT

At the Bank, stress testing involves the use of various techniques to assess the potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I Risks and select Pillar II Risks, along with the changes in the on and off-Balance Sheet positions of the Bank are assessed under assumed 'stress' scenarios and sensitivity factors. The suite of stress scenarios includes topical themes as well as historically observed geopolitical/macroeconomic/sectoral and other trends.

From the perspective of climate risk assessment, we are exploring third-party frameworks to assess the physical and transition risks in the near to medium term.

We intend to integrate our climate strategy and the impact of climate-related issues into our financial planning processes, and to that effect, are developing processes and tools that will influence our business activities. We aim to:

- decarbonise our operations
- expand our green and sustainable banking products
- enhance the scope and accuracy of our climate scenario analysis and stress testing, applicable for the bank's lending portfolio.
- monitor and estimate our lending portfolio related financed emissions.

As disclosure requirements and regulations continue to evolve, we expect to take these into consideration while developing our financial strategy.

Measurement of Financed Emissions: Pilot Study

Financed emissions refer to the greenhouse gas (GHG) emissions that are associated with lending and investment activities of financial institutions. As per the GHG Protocol, financed emissions are a specific category of indirect, downstream emissions and are classified as Scope 3 emissions. Financed emissions are critical to better understand the role of the financial sector in climate change. However, the lack of reliable and standardised India specific emission factors remains a challenge in measuring financed emissions. The Partnership for Carbon Accounting Financials (PCAF) provides a framework to help financial institutions report their financed emissions. While the PCAF guidance varies across different asset classes, the broad methodology for corporate loans revolves around the concept of determining the financed emissions of a given exposure using the concept of an 'attribution factor' and then applying it to the estimated emissions of the underlying company or sub-sector. Further, PCAF guidance is available for only a few asset classes, which poses constraints in determining overall portfolio level emissions. The PCAF methodology ascribes data quality scores from level 1 to 5. Level 1 data is where emission factors of the underlying entity has been verified by an independent third party. Level 2 data entails emissions that are reported by companies but have not been externally verified. Level 3 to 5 data is where emissions are calculated based on production level activity or sectoral /proxy data.

As a Bank, we recognise that we do bear some responsibility for the environmental impacts of projects and entities that we finance. We have on a voluntary basis, commenced the exercise of measuring financed emissions of the bank's lending portfolio. We are working with a climate tech startup to help in the assessment of measuring financed emissions based on our lending to various industries/sectors. We are testing the efficacy of India specific sectoral emission intensities based on Environmentally Extended Economic Input-Output models.

On some of our corporate/ wholesale loans, it has been our constant endeavor to collect E&S information as per our ESG Risk Management Policy. While we recognise the challenges in collecting data on emissions, we are encouraged that a growing number of our wholesale borrowers are reporting Scope 1 and Scope 2 data.

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Based on loans of the previous year, we undertook a pilot study of a sample pool of 2,768 wholesale loans to 309 listed entities disclosing Level 1 or Level 2 data on Scope 1 and Scope 2 emissions, across 34 sectors, which included certain hard-to-abate industries. Our reporting of financed emissions followed the PCAF standard for corporate loans as described below:

Financed Emissions = Σ Attribution Factor x Debtor Emissions

Attribution factor = Outstanding debt/Enterprise Value

(Enterprise value for a listed company is market capitalisation + borrowings)

Using the above-mentioned PCAF methodology, the sample pool totalling approximately ₹1.5 lakh crore had financed emissions of 12.2 million t of CO_2e. Although it is acknowledged that the exercise is backward looking, rather than futuristic, it still represents a significant milestone in the Bank's journey towards measuring and managing its financed emissions. The exercise has enabled the Bank to identify variances based on actual entity-level data of Scope 1 and 2 emissions versus applying sectoral level emission factors. This understanding shall help the Bank to establish more accurate baselines which will serve as the foundation for setting realistic and achievable emission reduction targets. Further, the Bank shall also continue to work towards widening its coverage for financed emissions, whilst also ensuring that it plays a role in being enablers of transition finance.

Organisational Risk

The Bank's operations entail compliance and reputation risks, as well as ESG risks. To address these risks, the Bank has established an aggregate Risk Appetite Framework. Furthermore, risk-specific policies, limits and triggers are implemented to operationalise the appetites for individual risk types. The Bank recognises climate risk as a material risk. The Bank has a structured management framework called the Internal Capital Adequacy Assessment Process (ICAAP) to identify, assess, and manage all risks that could potentially have a significant negative impact on our business, financial position, or capital adequacy.

Metrics and Targets

We have taken on an ambitious target for achieving carbon neutrality of our Scope 1 and 2 emissions by FY32 and are already aligning our operations to progressively stringent internal benchmarks for enhancing our energy performance and integration of renewable energy. (Refer GHG emissions section for further details).

Additionally, we aspire to fortify our commitment to financing climate change solutions such as energy transition, renewables, energy efficiency, sustainable transportation, green buildings, climate smart agriculture, among others, and have already embarked on a process to examine our financed emissions and carbon-related asset exposure with the intent to develop KPIs and track the progress towards assisting our customers in transitioning to a sustainable, lower-carbon economy.

Integrated Annual Report **2023-24** 119

C U S T O M E R C E N T R I C I T Y Customers at the At HDFC Bank, our relentless focus on customer centricity drives us to innovate and deliver exceptional financial Heart of Everything solutions. By understanding and anticipating our customers’ needs, we aim to create personalised experiences that build trust, satisfaction and long-term relationships. 12 0 HDFC Bank Limited

Service Quality Initiatives and Grievance Redressal

Customer Focus is one of the five core values of the Bank. Given a highly competitive business environment, especially with diverse lines of businesses, we continuously strive to enhance customer experience. Delivering exceptional product quality and customer service delivery is a prerequisite for sustained growth. The Bank strives to achieve this by seeking customer feedback, benchmarking with best-in-class business entities and implementing customer-centric improvements. We have adopted a three-step strategy regarding Customer Service - Define, Measure, and Improve.

HDFC Bank has adopted a multi-pronged approach to provide an omnichannel experience to its customers. On the one hand, it has traditional touchpoints like Branches, Email Care and PhoneBanking. On the other hand, it has state-of-the-art platforms like NetBanking, MobileBanking, WhatsApp Banking, the chatbot Eva and the Bank’s exclusive social care handles. The Bank also has a Virtual Relationship Management (VRM) programme to cater to various financial needs in a personalised manner.

Customer service performance and grievance redressal are regularly assessed at various levels, including Branch Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. HDFC Bank has implemented robust methods to monitor and measure service quality levels across touchpoints including at product and process level, through the efforts of the Quality Initiatives Group.

The Service Quality team conducts regular reviews across various products, processes, and channels focusing on improving the customer experience. A unique Service Quality Index (SQI) has been developed to measure the performance of key customer facing channels based on critical customer service parameters. This SQI enables continuous improvement of initiatives to raise service standards.

One of the basic building blocks of providing acceptable level of customer service is to have an effective internal Grievance Redressal Mechanism/Framework. HDFC Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, Customer Compensation Policy duly approved by the Board which outlines a framework for resolving customer grievances. These policies are accessible to customers through the Bank’s website and branch network.

HDFC Bank has created multiple channels for customers to provide feedback and register grievances facilitating a transparent and accessible system. As a pioneer in innovative financial solutions and digital platforms, it has witnessed an increased utilisation of its digital channels. Keeping customer interest in focus, the Bank has formulated a Board approved Protection Policy which limits the liability of customers in case of unauthorised electronic banking transactions.

This Bank is compliant with the RBI Internal Ombudsman Guidelines. At the apex level, as a part of the Internal Grievance Redressal Mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review any customer grievance which is partly/wholly rejected by the bank before the final decision is communicated to the customer.

HDFC Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system. This customer experience transformation programme helps employees to empathise better with customers and improve turnaround times. Branded as ‘Infinite Smiles,’ the programme helps establish behaviours and practices that result in customer-centric actions through continuous improvement in products, services, process and policies.

The Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and Grievance Redressal Mechanisms, it aims to build lasting relationships.

Building a Customer-Centric Culture using Net Promoter System (NPS) - ‘Infinite Smiles’

We, at the Bank, believe that delivering an outstanding customer experience is a strong differentiator for a great product and is key to a sustained competitive advantage. The primary aim of the Infinite Smiles programme is to establish employee behaviour and practices which lead to customer- centric actions and continuous improvements.

Integrated Annual Report 2023-24	121

CUSTOMER CENTRICITY

In March 2020, we initiated measurement on key journeys, identified action areas to improve customer experience and implemented several key initiatives. This has led to a steady improvement on our NPS over the years. This year, we built on our commitment to our customers by scaling the coverage of our Infinite Smiles programme – we introduced new journeys, new episodes and new products ensuring a much wider coverage. Customer focus has seen increased focus - regular cadence with key stakeholders and rigorous follow-up on actions have become the cornerstones of Infinite Smiles.

The programme now encompasses critical episodes – On-Boarding journeys, customer instructions, CQR. We now cover 140+ episodes and have contacted around 100 million+ customers in Financial Year 2023-24 for their feedback.

Our 'Infinite Smiles' program rests on three meticulously designed pillars – 'Listen'; 'Learn'; and 'Act' which enables us to embed customer-feedback led transformation as a discipline into our systems, challenge what is considered as the standard, and offer a customer experience that places us amongst the best service brands.

This well-defined System builds on the Score and requires every level of the organisation to be rigorously, consistently focused on the quality of customer and employee relationships. In order to foster individual learning and inspire front-line employees to do right by customers, we created an advocacy organisation that ensures

1. Sustained Leadership Commitment

Embraced the goal of creating more promoters and fewer detractors as a mission to building Service First Culture.

TRANSFORMING SCORE TO SYSTEMS

Listen	Learn	Act
Feedback of customers	Review and follow up to better understand	Resolve the issue in the near and long term
3.3 million feedback captured across key channels, critical episodes and key product journeys	**71** BU NPS Score*	**2.3 lakh+** huddles conducted

*Bottom Up NPS score

2. Building Greater Focus on Understanding Customer Needs

Operationalising customer empathy, through Detractor engagement; front-line employees hear positive and constructive feedback directly from customers enabling them to support actions that improve customer experience.

3. Robust Operational and Analytical Infrastructure

Customer Experience Transformation team leads the effort and is responsible for maintaining rigour. It rallies across departments to drive the mission of serving the customer and bringing voice of the customer into decision making.



122 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 4. Reliable and Trusted Metric Infinite Smiles program is a customer issues that transcend We use Net Promoter Score practical framework to grow beyond measurement and create (NPS) branded as Smile Score—a by enriching the lives of our a culture of customer-centricity simple and easy to understand customers and employees. It is and agility. metric which is reliable and the business equivalent of the We would not only like to valued. We have now embedded Golden Rule: Treat others as you anticipate and react to changing Smile Score and customer would want to be treated. feedback as an outside-in customer expectations but also perspective for measuring Guided by our aspiration to move like to provide a proposition process efficiency. from score to systems, we have to our customers that makes been working to institutionalise us more attractive than the process for addressing competitive alternatives. Driving Customer-Centric Initiatives Through Innovation HDFC Bank’s foundation is built on three pillars: technology, innovation and providing excellent customer experience. This philosophy has guided the Bank’s marketing journey over nearly three decades in driving key campaigns that focus on consumer awareness and education, offering innovative and tech first products and continually enhancing customer experience. KEY HIGHLIGHTS FOR FINANCIAL YEAR 2023-24 The Merger of HDFC Limited with HDFC Bank The merger was successfully executed in-house, accompanied by a large-scale announcement in leading newspapers and comprehensive rebranding across all physical outlets. On the day of the merger, HDFC Limited branches, website and digital platforms were seamlessly rebranded to reflect this significant development. Integrated Annual Report 2023-24 12 3

CUSTOMER CENTRICITY

HDFC BANK NOW

The Bank launched HDFC Bank NOW, a platform that encompasses all its digital offerings in one place. The platform aims to simplify customer experience while buying new products, onboarding, accessing offers or availing the Bank's services digitally. NOW showcases its existing digital offerings along with new ones to customers.


THE FUTURE OF BANKING IS
HDFC BANK
nOw
And we are committed to doing even more. NOW.
HDFC BANK
BANKING DELIGHTS YOU ARE EXPERIENCING NOW
XPRESSWAY
Cardless EASYEMI
ONE
BANKING DELIGHTS YOU WILL BE EXPERIENCING SOON WITH NOW
SmartWealth
Future-Ready
HDFC BANK
NOW


HDFC BANK
FESTIVE TREATS
Presents
XPRESSWAY
Get Loans, New Accounts, Cards & more
Fully Digital | No Paperwork
Iss Tyohaar, No Intezaar
HDFC BANK

Festive Treats 5.0 with XpressWay: Iss Tyohaar No Intezaar

Festive Treats – a five-year strong property capturing the festive spirit of the market, showcases 10,000+ attractive offers on banking and lending products for our customers across segments.

In FY23, we leveraged the Festive Treats franchise to launch the all-new digital platform XpressWay through an insightful campaign theme, "Iss Tyohaar No Intezaar". Through this campaign, we enabled customers to fulfill their banking needs without any wait by providing them with a frictionless digital journey for availing banking products and services.

This highly personalised platform consolidates all tailored offers in one place, prioritised for relevance. The products and services are meticulously crafted to ensure fast, seamless, paperless and user-friendly experiences for existing and new customers.

124 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Vigil Aunty

Nearly two years after the launch of the Vigil Aunty campaign, her influence within the Indian social media landscape remains strong with a considerable presence on platforms like Facebook and Instagram. Her fan base has grown significantly, reaching **2.2 million** citizens in India. On WhatsApp she provides real-time updates on financial frauds and has built a community on the platform known as the Vigil Army, where the latest fraud awareness updates are provided to **800,000** people. This active community not only stays informed but also participates in spreading the message and amplifying the reach of our campaign.

Our efforts extend beyond mere awareness creation. We actively monitor and track online frauds and modus operandi, with a primary focus on safeguarding our Bank's customers. Utilising robust tools, we have swiftly identified and removed fake customer care numbers, social media profiles, Twitter handles and career pages falsely associated with HDFC Bank. Impressively, our response time for taking down these fraudulent accounts and handles has been between 24-48 hours.

In Financial Year 2023-24 **a total of 139 Customer Awareness Initiatives** were conducted. Vigil Aunty's **overall reach has been 2.2 million followers and 300+ million views**.


PRESENTING
V FOR
VIGIL AUNTY
INDIA'S FIRST FRAUD AWARENESS INFLUENCER

PayZapp

PayZapp by HDFC Bank is the Bank's first direct-to-customer (D2C) offering, launched through a high-impact brand campaign featuring celebrities like Tiger Shroff, Prabhu Deva and Kapil Sharma.

PayZapp is a comprehensive payment app that gives customers the "Choice to Pay" how they want. With the app, users can send money, make bill payments, recharge, shop, book travel and do much more. They can pay with PayZapp for in-store or online purchases using Scan QR, Tap to Pay or Swipe to Pay feature or send money to any app.

To strengthen PayZapp's 'Choice of Payments' brand positioning and build a higher recall, PayZapp participated in the IPL 2024 with a high-decibel brand campaign on Start Sports and Jio Cinema. PayZapp also partnered with Royal Challengers Bengaluru as their official payment partner to drive engagement and create visibility.

The brand's success has been remarkable, with PayZapp registrations soaring to over **7.5 million**. Since its launch, PayZapp's ranking has improved significantly, moving from **42nd to 13th position in the UPI category**. As a testament to customer trust and confidence, **PayZapp is also amongst the top-rated app, rated 4.8 on the App Store and 4.6 on PlayStore**.



Integrated Annual Report **2023-24** 125

F U T U R E R E A D Y D I G I TA L B A N K Transforming to a In an era defined by rapid technological advancements and shifting consumer expectations, HDFC Bank stands Dynamic Customer committed to evolving alongside the changing landscape and harnessing technology to drive progress. Central to our Centric Approach vision is a shift from a product-centric model to a dynamic customer-centric approach. This means leveraging technology better in understanding and addressing the unique needs and preferences of our customers. The five critical drivers in this transformative approach are: Journeys, Channels, Core, Data and Security. These are elaborated further. 12 6 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

TECH & DIGITAL STRATEGIC DIRECTION

We embrace omnichannel banking, providing diverse options from branches to digital platforms. This empowers customers to bank on their terms, whenever and wherever they choose from.

Strengthening our operations is crucial to our customer-centric strategy. By modernising our core banking infrastructure, we enhance agility, scalability, and efficiency, allowing swift adaptation to market demands.

We use data and AI to understand customers better to deliver personalised solutions that meet individual needs effectively.

We focus on optimising customer journeys to ensure every bank interaction is seamless, intuitive and personalised. Whether through digital channels, in-branch experiences or both, we aim to deliver a consistent and delightful experience at every touchpoint.



Journeys
Channels
Core
Data
Security

As custodians of customer trust, we prioritise data privacy with state-of-the-art cyber security measures for protection against emerging threats.



Partnerships
Channels
APIs
Data
Core Banking
Product Centric
Journeys: Frictionless, straight-through
Channels: Digital – where the customer is
Core: Always ON, perform @ scale
Data: Insights, driving experience & growth
Security: For customers & data
Banking as a Service (BaaS)
Channels
API Orchestration Layer
Microservices based Core
Data powered by AI/ML
Customer Centric

Through these strategic initiatives, we prioritise personalised digital banking offering tailored solutions and inclusive access. We are poised to not only meet but exceed customer expectations driving sustainable growth and delivering long-term value to our shareholders.

These strategic pillars also underscore our commitment to meet the evolving needs of our customers. As we navigate through we will delve into these initiatives highlighting their impact on shaping the banking landscape for all.

Integrated Annual Report **2023-24** 127

FUTURE READY DIGITAL BANK

Tailored Digital Banking for All

Our commitment to tailored digital banking for all has been central to our mission for delivering personalised solutions and inclusive access to banking services. Through our comprehensive range of products and services coupled with ongoing enhancements, we have strived to ensure that every customer's journey is unique and seamless.


Safe, Fast & Secure.
Complete KYC to unlock your wallet and cashback.
Complete KYC >
Scan any QR
Pay Anyone
Bank Transfer
Offers & Cashpoints
PayZapp Wallet
View Pixel Home

PayZapp 2.0 — Convenience, Safety and Rewards in One Neotech Powered App

Building upon the success of its impactful launch in FY23, PayZapp 2.0 - has continued its growth to become one of the fastest growing payments apps providing customers with a seamless and intuitive user experience, ensuring enhanced security features.

ACHIEVEMENTS IN FY24

- 7.5 million registrations as on March 31, 2024
- **65%** growth of daily active users month on month
- First app to be enabled with **RuPay Credit Cards** for UPI payments
- **4.5/4.8 PlayStore/AppStore rating** for the last quarter and featured in the top 15 UPI apps by monthly user spends

New Features Introduced in FY24

- Integration of UPI as a payment option in Shop section with Tap & Pay capability using PayZapp Prepaid Card & linked VISA Cards have also been introduced
- The Shop section of PayZapp now boasts of new holiday packages and a fresh brand e-voucher experience that bears the promise of earning assured discounts and rewards
- The app continues to provide best in industry features and capabilities with our participation in IPL 2024 presenting an exciting opportunity to expand our reach and engage with a broader audience



128 HDFC Bank Limited

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Insta QR
HDFC Bank SmartHub Vyapar InstaQR is here!
Activate InstaQR to start accepting UPI payments instantly
SCAN TO ACTIVATE

SmartHub Vyapar

Building upon our commitment to empower merchants, SmartHub Vyapar remains a cornerstone in our suite of offerings. This comprehensive payments and banking solution continues to fulfil the everyday business needs of merchants, providing seamless digital solutions tailored to their requirements.

ACHIEVEMENTS IN FY24

- Currently the best rated merchant app in the country with a **rating of 4.6**
- One of the **top 3 merchant apps** in the country by transaction volume (UPI+Cards)
- **1.6 million + merchants** using the app with over **70,000 new merchants** being added every month
- Processed transaction volumes totaling **₹2.28 lakh crore** in FY24
- **650 crore of monthly loan disbursals**

New Features Introduced in FY24

- Instant, digital and paperless merchant onboarding for HDFC Bank customers
- Interoperable payments across multiple payment modes and remote payments
- Merchants benefit from unparalleled convenience; the app's marketing tool has enabled merchants to amplify their offers via social media to existing and potential customers


HDFC BANK ONE
HDFC Bank ONE
One Bank. One Customer. One Voice.
MADE DIGITAL BY
HDFC BANK now

HDFC Bank One (Customer Experience Hub)

Our AI/ML driven conversational Bot has revolutionised our contact centre operations, centralising and streamlining customer interactions. Expanding its reach across India, it covers a wide spectrum of services including Phone Banking, IVR self-service, Virtual Relationship Management and Telesales. With an omnichannel approach spanning WhatsApp Chat Banking, SMS Banking, IVR, and agent-assisted services, it ensures a seamless and unified customer experience.

ACHIEVEMENTS IN FY24

- **Growth of 35%** witnessed in customer engagements and interactions since March 2023. Touching up to **32 million +** from over **18 million customers**
- **More than 50%** customers supported digitally with the help of **HDFC Bank One Platform**
- Reduction in **resolution time for email channels by 50%**
- **Social Care Channel:** Over **40% of the overall volumes automated**
- **Phone Banking:** IVR in **12 languages** with **35+ self-service options** and **100+ intents**. AI/ML led English and Hindi Voice Bot with **45 Straight-Through Processing (STP) Journeys**
- **Chat Banking:** Simplified banking experience on WhatsApp with features like secure one-time registration process, access to **more than 190+ transactions**, convenient TAP function instead of type. **Monthly active users at 5 million+** in March 2024 with **total transactions of over 11 million. Growth of 150%** since March 2023.
- New use cases like Intelligent Transaction Verification, credit cards decline is driving more and more users to this channel

Integrated Annual Report **2023-24** 129

FUTURE READY DIGITAL BANK

XPRESS CAR LOAN


Drive home your dream car with
XPRESS Car Loan

Xpress Car Loan

The Xpress Car Loan (XCL) platform continues to provide seamless end-to-end digital loan disbursals and garner positive customer feedback. It is now the preferred auto loan channel with over 32 per cent of the loans being processed through this journey. It now facilitates zero paper, zero touch, 30 minutes auto loan disbursal to the dealers account for new to bank customers. It continues to be the largest digital car loan platform for origination and disbursement in India.

ACHIEVEMENTS IN FY24

- In FY24, over **3.6 lakh car loans** were disbursed. A significant portion, **over 1.16 lakh car loans viz 32% was processed through XCL**
- In Q4FY24, **over 40% of all car loans** were processed digitally with an **average monthly disbursement of over ₹1,020 crore**

Acquisition and Servicing Journeys

With continued momentum in our digitalisation efforts, we have made significant advancements in digitalising customer journeys building upon the foundations laid in previous years. Our newly introduced journeys cover a diverse range of offerings including joint accounts, My Account My Choice, pension accounts, senior citizen special savings accounts, hybrid salary for corporates, New to Bank (NTB) fixed deposit journey, and virtually assisted journeys for pre-approved customers. Additionally, Xpress journeys for personal loans and business loans; home loan journeys for pre-approved customers with cross-sell opportunities of savings account, cash credit and credit deposit; smart EMI journey with instant soundbox and billed transaction. Moreover, we've expanded our digital service offerings with the rollout of **10 new service journeys** bringing the **overall service coverage to nearly 87 per cent.**

Looking ahead, we have an exciting line up of planned journeys for rollout including Unified Acquisition, Embedded Insurance in Gold Loan journeys; and Bundled Personal Loan and Insurance with the Home Loan journey.

Volume of Digital Transactions

Total Digital Transactions (%)

FY24	97
FY23	95

Total Digital Acquisitions (%)

FY24	79
FY23	76

Total Digital Servicing (%)

FY24	73
FY23	69

99% Personal Loans Sold Digitally

69% Business Loans Sold Digitally

85% Credit Cards Sold Digitally



130 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Digitalising Corporate and Wholesale Banking

TradeFlow


HDFC BANK
TradeFlow
Transformed and Simplified Trade Solution
Login
Login

TradeFlow, is our Trade Finance solution, a cloud-based centralised platform. It provides better reliability and usability for end-users. It integrates with a multitude of applications and employs various automations including a dynamic MIS, an informative dashboard, a single view of all dependencies and peripheral application integration.

HIGHLIGHTS

- In FY24, the platform has been deployed at **280+ locations**
- **9,000 + transactions processed per day** enabling **time saving of 25% per eligible transaction**
- Provides a single platform to our trade users for a multitude of functions with integrated workflows while also maintaining consistency and regulatory checks
- Significant reduction in human effort due to improved operational efficiencies

Corporate Banking Exchange (CBX)


My Dashboard
Dashboard
Account Balances
Bulletin Board
Transfer Funds
Pending Approval

CBX is HDFC Bank's Internet Banking service specifically designed to cater to the needs of corporates. It enables transactions and processing via both mobile and the internet. It offers a superior experience with modern features such as customised narration, enhanced authorisation level and a contextual help dashboard.

HIGHLIGHTS

- Ability to provide **historical statements** of up to 1 year for **up to 2 lakh records**
- Processing over **1.15 crore transactions per month**

Integrated Annual Report **2023-24** 131

FUTURE READY DIGITAL BANK

Commercial and Rural Banking (CRB)


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BizXpress

Rolled out to select customers, BizXpress is our digital portal designed for MSME customers. It offers a comprehensive suite of banking and value-added services tailored for the MSME segment providing a seamless one-stop banking solution.

Dukandar Dhamaka

Dukandar Dhamaka offers small businesses affordable and flexible credit solutions. It enables entrepreneurs to seize growth opportunities and navigate cash crunches. Through Dukandar Dhamaka, we launched **Overdraft (OD) facility** tailored for shopkeepers offering **upto 10 lakh without GST and upto 25 lakh with GST.** This nationwide initiative has successfully sourced business **exceeding 500 crores** in Q2FY24, empowering shopkeepers across India to grow their businesses.




Flexible payments

Commercial Loan Origination

We enabled digital sourcing for all working capital customer segments including Emerging Enterprises Group (EEG) and Business Banking Group (BBG). This initiative is integrated with our state-of-the-art business rule engine. It facilitates in-principle approvals for customers within just 30 minutes, streamlining the lending process and empowering businesses to seize opportunities swiftly and efficiently.

Smart Saathi

This is our digital distribution platform to connect Business Correspondents (BCs) and Business Facilitators (BFs) with the Bank. This initiative marks a significant milestone in our journey towards providing innovative solutions tailored to the evolving needs of customers. By leveraging this network of BCs and BFs, we aim to enhance financial inclusion by extending banking products and services to the last mile.


HDFC BANK
Smart Saathi
Savings Account
Secure, simple, and smart; HDFC Bank Savings Account

132 HDFC Bank Limited

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Future Ready Digital Bank

As we progress on the journey to becoming a future-ready digital Bank, we are committed to leveraging cutting edge technologies and innovative strategies for anticipating and meeting the evolving needs of our customers. We have continued to enhance our offerings to stay ahead of the curve in an ever-changing digital landscape.



Digital Rupee

Central Bank Digital Currency (CBDC) or Digital Rupee as it is popularly known, is the digital, secure, faster, and more inclusive version of the paper-note Indian Rupee. It ensures privacy as personal information of payer is not exposed on making payments. CBDC fosters financial inclusion, reduces operational costs associated with physical cash management, improves efficiency and enhances innovation in payment systems.

With programmability and offline feature being introduced in near future, it can be a game changer in the payments industry. Currently, HDFC Bank has **over 5 lakh customers registered on the app** transacting **₹169 crore annually.**

UPI 2.0 Autopay

UPI Autopay is a feature that allows users to set up a mandate for recurring payments. The use cases include bill payments, school fees, OTT subscriptions, insurance premiums, EMI repayments, Mutual Funds etc. for which regular collection by the merchant is required. It is a simple, timely and reliable payment system for users. It helps in avoiding late fee charges, disconnections thereby playing a pivotal role in customer retention and benefitting merchants.

HDFC Bank has acquired top merchants across industries **collecting ₹2,100 crore as monthly recurring payment** through this feature.

UPI Secondary ASBA

UPI Secondary ASBA also called Single Block Multiple Debit is a payment mechanism that allows investors to block their funds within their bank accounts towards a definite purchase of a financial instrument.

The amount debit gets initiated by the clearing corporations (both NCL & ICCL) only for successful settlement.

This blocking mechanism is driven on UPI railroad and allows users to have secure and convenient transactions. We are one of the first Banks to extend UPI Secondary ASBA feature.

Integrated Annual Report **2023-24** 133

FUTURE READY DIGITAL BANK

Generative AI

HDFC Bank is exploring the potential of Generative AI and has leveraged its capabilities to enhance operations and deliver ground-breaking solutions.

HIGHLIGHTS

Internal BETA FAQ Bot	Credit Approval Memos (CAMs) Covenant Extraction POC	Branch Executive Co-Pilot Prototype
We have successfully launched an internal BETA FAQ Bot powered by ChatGPT, harnessing the power of Generative AI to provide efficient and accurate responses to customer queries. This Bot serves as a reference architecture for Retrieval Augmented Generation pipeline, showcasing the Bank's commitment to cutting-edge Generative AI technology.	Our Proof of Concept (POC) for CAMs covenant extraction using GPT API has been completed successfully. This advancement demonstrates the effective application of Generative AI in extracting critical information from complex financial documents.	We have advanced on a Branch Executive Co-Pilot Prototype, an assistant powered by Generative AI designed to empower branch executives in providing better customer service. By addressing queries related to bank account opening and other services, this prototype is set to reduce dependencies on central business units resulting in improved customer experience and operational efficiency.


AD
CRM
ESP
DMP
MSP

134 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements H IG H LIG H T S Critical Applications New Branch Rollout Strategic Partnership on Digital Factory Uptime and Other Initiatives Zero Trust Framework Approach We sustained an uptime IT played a pivotal role in We leveraged a Secure Advancing our Tech and of 99.96% for our ensuring the successful Access Service Edge Digital Transformation customers in FY24. launch of over 900 partner’s advanced journey, we emphasise The improvement over branches in FY24. zero trust technology seamless digital the 99.95% uptime Meticulous planning to seamlessly navigate experiences across in the previous year and seamless execution through the merger, touchpoints. Our Factory is a testament to our ensured that each site was ensuring network harmony approach fosters commitment to enhance equipped with necessary and eliminating conflicts. co-creation of Tech the overall reliability of the infrastructure and systems. Our collaboration IP, guided by Agile, banking experience. Internet breakout has has enabled us to DevSecOps principles been implemented in reduce dependency and cloudification. over 900 branches on Multiprotocol Label Our API Factory builds to improve access to Switching across scalable, reusable internet applications using branches, enhancing architectures for SDWAN and Zscaler operational efficiency swift integrations Internet Access. and agility. with third parties and Furthermore, with the Fintechs propelling successful implementation us into embedded of a cloud native security banking for richer service edge solution, we customer experiences. have not only strengthened Aggregating systems, our security measures but co-creating with partners, also boosted performance. and prioritising scalability and observability enhance customer experience and elevate success rates for payment transactions. Integrated Annual Report 2023-24 13 5

FUTURE READY DIGITAL BANK

Safeguarding Data

The Bank is deeply committed to ensuring robust cyber security as part of its technology transformation journey. Significant strides have been made to strengthen its infrastructure and applications.

Key Initiatives

•	Your Bank has made significant strides in consolidating cyber security including establishing a next-generation Cyber Security Operations Centre (CSOC) for predictive security and incident management. Introduction of Security Orchestration, Automation and Response (SOAR) reduces incident response time while network micro-segmentation enhances control and visibility against ransomware threats

•	Next-gen Security Incident Event Management (SIEM) solution, empowered by Al/ML capabilities, alongside robust User Entity and Behavior Analysis (UEBA) functionalities and built-in threat modelling, leads the industry in proactive threat detection and response

•	Continuous 24/7 defacement monitoring, vulnerability management, antivirus/malware programs, patch management and penetration testing fortify the Bank’s assets minimising the surface area for cyberattacks

•	A dedicated Attack Surface Management (ASM) Program ensures ongoing discovery and remediation of weaknesses on discovered assets

•	Anti-DDoS services subscription provides protection against Distributed Denial of Service attacks, while anti-Advanced Persistence Threat (Anti-APT) system agents safeguard all endpoints from zero-day malware attacks

•	Embracing a zero-trust architecture approach, HDFC Bank implements enterprise solutions like Data Loss Prevention (DLP) to monitor sensitive data and prevent data breaches along with proxy agents on endpoints for authorised website access and DLP-monitored outgoing emails

•	Laptop Encryption: Data encryption ensures that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. Hard disk encryption is implemented on all laptops

•	Implementation of Domain-based Message Authentication, Reporting and Conformance (DMARC) system for protecting the Bank’s domain from unauthorised use, commonly known as email spoofing

Overall, the Bank’s cyber security measures are focused on ensuring the highest level of protection against cyber threats with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

136	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

RECENT AND UPCOMING TECHNOLOGY INITIATIVES

As we chart our course for the future, we are excited to unveil our upcoming technology initiatives which are poised to drive innovation, enhance customer experience and shape the next chapter of our digital journey.

Revamped UPI Architecture

Our UPI architecture is also undergoing a phased transformation to a cloud-native architecture for meeting the accelerated growth that the UPI segment is witnessing.

New Retail Asset Platform

We are modernising the platform and architectures of the Gold Loan and Consumer Durable Loan segments for a de-risked, high availability setup.

Pixel Credit Card

Tailored for Gen Z and Millennials, the recently launched Pixel Credit Card is the Bank's first end-to-end mobile app-based customisable, DIY digital card. It offers seamless app-based issuance, complete digital lifecycle management, user engagement and digital servicing.

Revamped Net & Mobile Banking

The Bank is poised to revolutionise its Mobile and Net Banking platforms for a next-generation user experience. Internal launch to staff yielded positive feedback with plans for customer rollout in Q2FY25.

Data Lake

Continuing our Data Lake initiative, we're overhauling our data infrastructure with a cloud-native, next-gen architecture. This transformation enables deeper customer insights, enhancing cross-selling experience. Additionally, we've introduced an ML-based anti-money laundering system to bolster security and compliance.

Sustainable Livelihood Initiative

The Bank is increasing its presence in the microfinance sector by leveraging a digitally led assets platform. It will enhance the loan origination and servicing processes making them more accessible to the segments while maintaining operational efficiency.

Agri Platforms

Our platforms will offer end to end digital sourcing for Kisan Credit Cards and Dairy Loans. This will be available for existing and New to Bank customers starting Q2FY25.

Integrated Annual Report **2023-24** 137

S O C I A L – P E O P L E From Strength to At HDFC Bank, our employees are pivotal to our success. They epitomise our values and serve as ambassadors for the Bank Strength – ‘The both internally and externally. HDFC Bank Way’ It is incumbent upon us to provide employee experience. By fostering but a strategic imperative for the comprehensive support and collective progress we ensure that success and sustainability of HDFC empowerment to our employees, our employees succeed together Bank. Their dedication, expertise and encompassing every aspect of and propel the Bank forward. We commitment are the driving force our organisational culture, talent, recognise that investing in our behind our continued growth and processes, people practices and employees is not just a responsibility excellence in serving our customers and communities. 13 8 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

July 01, 2023 marked a historical moment for the Bank as we welcomed over 4,000 employees through the merger with erstwhile HDFC Limited. This was the coming together of two iconic brands that are known for excellence in their respective sectors. Hereon, it will be our joint responsibility to take the Bank to its next level with enhanced customer experience and an engaged employee ecosystem. On the people front, extensive efforts were made to assimilate our colleagues into the HDFC Bank culture and ethos.

An all employee Virtual Townhall was conducted by the Managing Director, Deputy Managing Director and Executive Director to warmly welcome our erstwhile HDFC Limited (eHL) colleagues into the Bank. Multiple Meet and Greet sessions were organised with the Bank Leaders and Senior Level Supervisors. The HR Business Partnering teams conducted multiple Orientation Sessions and Roadshows for eHL employees across locations. The focus was on sensitisation around Bank policies, processes, systems, culture and the way of working. A Grievance Committee was also set up for real-time support for addressing employee concerns and queries. The efforts have gone a long way in enabling people integration and assimilation, relationship building and over the year our eHL colleagues have got accustomed to the HDFC Bank Way of life.

Culture Transformation

Rooted in the HDFC Bank Way, our Culture Framework serves as a guiding light shaping our path towards becoming a future-ready organisation. It is not merely a set of guidelines but a living embodiment of our values, beliefs and aspirations. Our culture fosters an environment of trust, collaboration and innovation, empowering employees to fulfil their potential and drive positive change. Through continuous reinforcement and alignment with our strategic objectives, the HDFC Bank Culture Framework ensures that every employee in the Bank is equipped to succeed in an ever-evolving landscape. It is the cornerstone of our identity and the driving force behind our collective success. As we embrace new challenges and opportunities, our unwavering commitment to our culture remains steadfast, propelling us towards excellence.

THE HDFC BANK WAY

The HDFC Bank Way comprises six defined Culture pillars

Integrity | **Execution** | **Innovation**

Collaboration | **Inclusion** | **Humility**

Each pillar represents elements that the Bank stands for and believes in. Reinforcement of the HDFC Bank Way continues to be a key focus area of the Bank.

Integrated Annual Report **2023-24** 139

SOCIAL – PEOPLE

CORE OF NCC

Nurture	Performance Coaching	Create Positive Environment	Development and Growth Conversation
Care	Speak Respectfully	Listen to Understand	Care for Me as a Person
Collaborate	Build Network	Work Across Boundaries	Manage Conflict

Cultural transformation is an enduring journey marked by numerous small and big milestones propelling it forward. However, the critical success factor in this is Leadership Conviction, Sustained Commitment and Collective Action. We began this journey in the year 2021 and several initiatives over the last three years have been taken to sustain the momentum of change. 20,000 plus people managers of the Bank who are the real Culture Champions were trained on the supervisory behaviour framework – Nurture, Care, Collaborate (NCC), to further strengthen on ground supervisory behaviours in line with our espoused Cultural ethos. Extensive investments on enabling, equipping and measuring managerial impact on culture have been made over the last three years.

One such investment was the launch of **NCC Leadership Dialogues**. Through this initiative, senior leaders from across the country engaged with employees sharing personal stories and anecdotes from their life journey that amplify our core values. These dialogues not only served as inspiration but also provided valuable insights into overcoming challenges, embracing resilience and staying hopeful.

Additionally, we introduced an engaging and educational communication campaign, **Living the HDFC Bank Way**. This Bank wide campaign offers practical scenarios to illustrate acceptable and unacceptable behaviours. By equipping our workforce with knowledge and guidance they need, we are empowering them to lead the transformation in their area of influence. Culture is the collective behaviour of our **2 lakh plus employees** and it has been our endeavour to inspire them at an individual level to participate in this journey.

140 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Some of the interventions shared below are examples of various communication themes that were used during the year.

#Mind your Language

30 second reels were created to explicitly articulate managers' or colleagues' unacceptable behaviours @HDFC Bank. The reels reiterate the message that HDFC Bank is psychologically a safe place to work, where employees should feel valued, trusted be authentic.


HDFC BANK
OUR WORLD
#RespectForAll
MIND YOUR LANGUAGE
Managers... It's Not Ok to Compromise Work life Harmony
Click here to watch the reel

NCC Short Films

NCC short films were conceptualised, scripted and enacted by HDFC Bank employees. The films picturise the negative impact of bad behaviour on team morale and how managers can correct the situation. The films encourage our viewers to adopt NCC principles as a way of life.


HDFC BANK
Nurture Care Collaborate
Playfully Serious
The wait is finally over!
EPISODE 2
'Collaborate - Manage Conflict'
Out now!
WATCH VIDEO

NCC Micro-experiences

NCC micro-experiences is a communication series to guide employees especially managers in creating instant, realistic and meaningful micro experiences for their teams. The idea is to create a positive environment which will strengthen emotional bonds among team members and build stronger, cohesive teams. These micro experiences focus on the 9 practices of NCC and are shared with all employees on a regular basis.


HDFC BANK
OUR WORLD
Living
THE HDFC BANK WAY
MAKE EVERY EXPERIENCE COUNT
Demonstrate Nurture at the workplace
WHAT CAN YOU DO?

Evolve

Evolve aims at building capability of our people managers' to effectively demonstrate managerial behaviours including holding performance conversations, using appreciative inquiry, bridging the generational gap at work and improving connect with new joiners in their teams.


HDFC BANK
OUR WORLD
Living
THE HDFC BANK WAY
MAKE EVERY EXPERIENCE COUNT
Demonstrate Collaboration at the workplace
WHAT CAN YOU DO?

Listening Architecture

Our Listening Architecture uses phygital platforms to conduct regular surveys and dipsticks gathering feedback to understand employee sentiment. This allows us to create tailored actions to improve employee morale and reinforce our culture.

We successfully launched Bi-annual Culture Pulse Survey in 2023 to assess the on-ground sentiment of employees. The survey broadly measured Culture parameters - Humility, Integrity, Inclusion, Nurture, Care, Collaborate. Over one lakh employees responded to the survey.

Vibes is a team-sentiment survey tool designed to measure employee experience with their managers in the Bank. Over 15,000 people managers received feedback from 1.16 lakh employees.

Integrated Annual Report 2023-24 141

SOCIAL – PEOPLE

Accelerated Journey on Diversity, Equity and Inclusion

The Bank had a stated objective of reaching 25 per cent gender diversity by FY25 . Our active leadership, sponsorship and relentless effort on the ground has accelerated our journey towards crossing this milestone a year ahead of the targeted date. At the end of FY24, our gender ratio was 26.04 per cent, up from 18 per cent in FY21, marking a change of almost 8 per cent in three years. This represents a more than 2.5 times increase in the number of women, from 21,746 in FY21 to 55,610 in FY24. We now aim to achieve 27 per cent gender diversity by FY27.

As a testament to our efforts in this space, the Bank has been awarded ET Now's Best Organisations for Women for 2024


ET NOW
BEST
ORGANISATIONS
FOR
WOMEN
2024
HDFC BANK

Women Headcount


55,610
2.5 X Increase
21,746
FY21
FY24

Gender Ratio

(%)


8% Increase
26.04
18
FY21
FY24

Growth Reflected in Our Increasing Employee Strength

Categorisation	2023-24			2022-23		
	Men	Women	Total	Men	Women	Total
Employees By Category						
Senior Management	178	21	199	154	17	171
Middle Management	6,940	1,053	7,993	5,525	801	6,326
Junior Management	25,902	4,813	30,715	22,001	3,836	25,837
Non Supervisory Staff	1,24,897	49,723	1,74,620	1,06,342	34,546	1,40,888
Total	**1,57,917**	**55,610**	**2,13,527**	**1,34,022**	**39,200**	**1,73,222**
Categorisation						
Permanent	1,57,917	55,610	2,13,527	1,34,022	39,200	1,73,222
Contract	31	7	38	26	7	33
Total	**1,57,948**	**55,617**	**2,13,565**	**1,34,048**	**39,207**	**1,73,255**
By Region						
Abroad	154	83	237	132	63	195
East	17,899	4,823	22,722	15,417	3,199	18,616
West	59,036	20,721	79,757	49,630	14,408	64,038
South	36,617	16,097	52,714	31,196	11,330	42,526
North	44,211	13,886	58,097	37,647	10,200	47,847
Total	**1,57,917**	**55,610**	**2,13,527**	**1,34,022**	**39,200**	**1,73,222**
By Age						
<30	57,737	32,683	90,420	47,115	21,684	68,799
30-50	97,599	22,477	1,20,076	85,229	17,210	1,02,439
>50	2,581	450	3,031	1,678	306	1,984
Total	**1,57,917**	**55,610**	**2,13,527**	**1,34,022**	**39,200**	**1,73,222**

The Bank has 38 contract employees in addition to the total headcount. Please refer to our BRSR disclosure.

142 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Percentage of Employees by Category, Gender & Age Group

	Male	Female	<30	30-50	>50	Total
Senior Management	89.4%	10.6%	0.0%	29.1%	70.9%	0.1%
Middle Management	86.8%	13.2%	0.0%	85.4%	14.6%	3.7%
Junior Management	84.3%	15.7%	1.7%	94.8%	3.5%	14.4%
Non-Supervisory Staff	71.5%	28.5%	51.5%	48.1%	0.4%	81.8%
Total	**74.0%**	**26.0%**	**42.3%**	**56.3%**	**1.4%**	**100.0%**


Great Place To Work. Certified
APR 2020-MAR 2021
INDIA
Best Workplaces
Great Place To Work. Certified
MAY 2021-MAY 2022
INDIA
Best Workplaces
Great Place To Work. Certified
MAR 2023-MAR 2024
INDIA

'Great Place to Work Recertification'

The Bank has been certified as a **'Great Place to Work'** for 3rd consecutive time and we continue to focus on building our employer brand around the tenets of Pride, Care and Inclusion.

HDFC Bank has been consistently recognised as a Great Place to Work® organisation for three consecutive cycles, highlighting its institutional strength and dedication to fostering excellence. This certification underscores the Bank's commitment to nurturing its employees with best-in-class people practices and processes.

Likewise, the Bank has also been recognised as **India's Best Workplaces in BFSI** for two consecutive cycles. We have also been awarded the **Nation Builder Award FY24.**

A. Intensifying Diversity Hiring

Diversity hiring was a key focus area for the Bank and this was seamlessly woven into our overall talent acquisition strategy. Throughout the year, we spearheaded targeted initiatives such as women hiring drives and specialised programs to reintegrate returning women professionals after career breaks. Our partnerships with all-women colleges and diversity partners further underscore our dedication to fostering an inclusive workforce. Innovation continues to drive efficiency and effectiveness in our talent acquisition function. With the introduction of AI powered hiring the attempt is to make our hiring process fair and unbiased. This has especially helped in our diversity hiring agenda.

We take pride in several **'All Women Branches'** doing exceptionally well on customer service, compliance, performance and all other major parameters. This serves as a testimony to the fact that inclusive organisations perform better in the long run. Many of these branches are situated in deep geographies where they also serve as a lever for social change.

Building an inclusive organisation requires continuous effort of recognising and addressing unconscious biases and building support structures. Over the past year, we have focused on identifying high-potential women in junior and middle management and actively guiding their career paths. This includes helping them take on higher-impact roles, equipping them with the necessary skills and competencies and providing visibility of opportunities.


A
Intensifying the diversity footprint through multiple hiring and elevation programs
This has been achieved by a combination of
B
Improving retention and engagement through career advancement, capability building, enabling policies, etc.

Women Employees

as a % of total Employees


26
74
Female
Male

Integrated Annual Report **2023-24** 143

SOCIAL – PEOPLE

21st June -
Inclusion Day for the Bank

This year, we marked our progress in the DEI journey by announcing the Bank's Diversity, Equity, and Inclusion policy on Inclusion Day. The campaigns revolved around the theme **"Respect for All"** highlighting humility and respect as central pillars of our inclusive culture. Employees nationwide shared their personal stories on the meaning of 'Respect' for them. On June 21st, our events featured notable speakers, including Mr. Sanjiv Mehta, Mrs. Zia Mody, Mr. Patanjali Keswani and Ms. Dia Mirza.


HDFC BANK
VALUING DIFFERENCES
#RespectForAll
INCLUSION DAY
SCAN QR CODE TO JOIN
JUNE 21ST, 2023
TIME: 3:30 PM - 5:30 PM
Join us for an exhilarating dialogue with the VERY BEST
Mr. Kaizad Bharucha
Deputy Managing Director
HDFC Bank
Mr. Sanjiv Mehta
CEO & Managing Director
Hindustan Unilever
Mrs. Zia J. Mody
Co-founder & Managing Partner
AZB & Partners
Mr. Patanjali (Patu) G Keswani
Chairman and MD
Lemon Tree Hotels Ltd
Ms. Dia Mirza
Actor | Producer | UN Environment
Goodwill Ambassador, & UN
Secretary-General's Advocate
For SDGs
Mr. Vinay Razdan
CHRO
HDFC Bank


RESPECT FOR
CHOICES | OPINIONS | ABILITIES
#RespectForAll

B. Women Retention and Engagement

The Bank has developed various initiatives and supportive policy measures which would enable us to ensure higher women engagement, offer them career growth opportunities, thereby retain women and build the leadership pipeline. Some of our key initiatives include:

Pleasant Parenthood Programme	Career Accelerator Programme	Stay Interviews
The 'Broken Rung' is a global phenomenon where diversity ratios across mid and senior levels in organisations drop significantly. This is because life-stage milestones often coincide with career milestones for women. In recognition of this, the Bank had introduced the **'Pleasant Parenthood Program' which is a slew of benefits for primary caregivers.** This includes flexibility options, rating protection, wellness support and manager guidance. These policy measures are now becoming a **'Way of life'** in the Bank.	The 'Career Accelerator Program' is our flagship initiative designed for **mid-senior level women** in the Bank. Given its success, we continue to run this program to maintain a robust talent pipeline of **women advancing into senior leadership roles**. Over 200 high-potential women leaders have been part of the CAP journey across two cycles. Sponsored by the DEI Council, the program focuses on authenticity and self-awareness, building a leadership brand, executive presence, influencing and networking.	'Stay interviews' with select women employees across levels have helped us pre-empt support requirements and customise solutions at an individual employee level.

144 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

All the above actions have resulted in higher retention rates for women and significant improvement in their engagement scores. The number of women employees who reported a positive workplace experience has significantly increased over the years. The gap between employee experience of men and women has also steadily declined. This evolution underscores the Bank's commitment to nurturing an inclusive and diverse workplace.

Women who Reported a Positive Workplace Experience


Culture Pulse, 2024
81%
VOICE, 2021
79%
VOICE, 2020
68%

Gap between Employee Experience of Men and Women


Culture Pulse, 2024
5%
VOICE, 2021
8%
VOICE, 2020
10%



Return to Work of Permanent Employees that Took Parental Leave

2023-24	No. of employees entitled to parental leave	No. of employees that took parental leave	No. of employees who returned to work after leave ended
Maternity Leave	All eligible employees are covered*	1,819	1,774
Paternity Leave		5,600	5,590
Total		**7,419**	**7,364**

Retention of permanent employees that took parental leave

2023-24	No. of employees entitled to parental leave	No. of employees that took parental leave in the previous year	No. of employees who returned to work after leave ended	No. of employees who returned to work after leave ended and were still employed after 12 months
Maternity Leave	All eligible employees are covered*	1,218	1,167	747
Paternity Leave		4,831	4,814	3,633
Total		**6,049**	**5,981**	**4,380**

*All the permanent employees (2,13,527 as on 31st March 2024) were eligible for parental leave, subject to Government Regulations and Bank's Policy

Integrated Annual Report **2023-24** 145

SOCIAL – PEOPLE

Talent Acquisition

FY24 was, characterised by significant investments in building Talent Acquisition capability. Our efforts were centred on improving efficiency, ensuring diversity, enhancing multi-channel sourcing capabilities, optimising costs per hire and integrating advanced AI-based technologies.

With a keen focus on sustainability and innovation, we have invested in building a fresh talent pipeline through strategic partnerships and job-ready models. For example, participation in the Future Banker 2.0 program has surged impressively compared to the previous fiscal year.

Gender diversity remains a cornerstone of our organisational ethos, seamlessly integrated into our talent acquisition strategy. Throughout the year, we ran targeted initiatives such as women hiring drives and the "Bank Again" program, which invited women ex-bankers to rejoin the workforce after a career break. We also have partnerships with several colleges especially in deep geographies. We maintained a gender ratio in hiring of 33 per cent in FY24.

58,500+
External Hiring (excluding erstwhile HDFC Limited employees and migration from HDB Financial Services)

33%
Gender Ratio in Hiring

New Hires by Category*	2023-24			New Hire Rate 2023-24		
	Men	Women	Total	Men	Women	Total
Senior Management	6	1	7	3.4%	4.8%	3.5%
Middle Management	303	71	374	4.4%	6.7%	4.7%
Junior Management	3,242	735	3,977	12.5%	15.3%	12.9%
Non Supervisory Staff	56,524	28,233	84,757	45.3%	56.8%	48.5%
Total	**60,075**	**29,040**	**89,115**	**38.0%**	**52.2%**	**41.7%**

New hires by Region*	2023-24			New Hire Rate 2023-24		
	Men	Women	Total	Men	Women	Total
Abroad	28	20	48	18.2%	24.1%	20.3%
East	6,286	2,492	8,778	35.1%	51.7%	38.6%
West	21,331	10,511	31,842	36.1%	50.7%	39.9%
South	14,616	8,876	23,492	39.9%	55.1%	44.6%
North	17,814	7,141	24,955	40.3%	51.4%	43.0%
Total	**60,075**	**29,040**	**89,115**	**38.0%**	**52.2%**	**41.7%**

New Hires by Age*	2023-24			New Hire Rate 2023-24		
	Men	Women	Total	Men	Women	Total
<30	36,675	22,392	59,067	63.5%	68.5%	65.3%
30-50	23,211	6,619	29,830	23.8%	29.4%	24.8%
>50	189	29	218	7.3%	6.4%	7.2%
Total	**60,075**	**29,040**	**89,115**	**38.0%**	**52.2%**	**41.7%**

*89,115 hiring includes erstwhile HDFC Limited employees and migration from HDB Financial Services

Focus on Arresting Attrition

Post the pandemic, the BFSI sector had experienced a significant surge in employee attrition. It is also among the largest employers of a young workforce. Research indicates a notable shift in the younger generation's response to **'what you want from life'**. This heightens our challenges in retaining young talent, especially on the frontline. However, in FY24 the Bank took up the challenge to arrest the trend and reverse it which involved a multi-pronged approach led by a Task Force at the highest level. The Task Force has recommended several actions which have been taken up for implementation.

146 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements The various actions undertaken included, but were not limited to, the following: Redesign of New Joiner experience Refining Bank’s policies • Defining and measuring the and processes Manager’s role in ensuring smooth This included streamlining the assimilation of the young talent Onboarding process, robust • Improving time to productivity by orientation and learning processes introducing on the job training and establishing manager and various skill-based training accountability measures and assessments in the zero-day onboarding session • Establishing clear goals and defining early success parameters Holding Managers and Ensuring continuous Leaders accountable for on-ground support by HR People metrics with defined and business leaders success parameters All this has resulted in a significant drop of 7 per cent in the attrition rate in FY24 compared to the previous Financial Year. Our effort is to continue to stay focused on minimising early attrition and sustaining the downward trajectory on overall attrition. 2023-24 Attrition Rate 2023-24 Attrition by Category Men Women Total Men Women Total Senior Management 15 1 16 9.0% 5.3% 8.6% Middle Management 311 52 363 5.0% 5.6% 5.1% Junior Management 2,892 583 3,475 12.1% 13.5% 12.3% Non Supervisory Staff 35,403 12,737 48,140 30.6% 30.2% 30.5% Total 38,621 13,373 51,994 26.5% 28.2% 26.9% 2023-24 Attrition Rate 2023-24 Attrition by Region Men Women Total Men Women Total Abroad 12 5 17 8.4% 6.8% 7.9% East 3,998 872 4,870 24.0% 21.7% 23.6% West 12,978 4,567 17,545 23.9% 26.0% 24.4% South 9,933 4,326 14,259 29.3% 31.5% 29.9% North 11,700 3,603 15,303 28.6% 29.9% 28.9% Total 38,621 13,373 51,994 26.5% 28.2% 26.9% 2023-24 Attrition Rate 2023-24 Attrition by Age Group Men Women Total Men Women Total <30 18,524 9,086 27,610 35.3% 33.4% 34.7% 30-50 19,972 4,267 24,239 21.8% 21.5% 21.8% >50 125 20 145 5.9% 5.3% 5.8% Total 38,621 13,373 51,994 26.5% 28.2% 26.9% Integrated Annual Report 2023-24 14 7

SOCIAL – PEOPLE

Talent Management

The Bank further strengthened the Talent Management framework by leveraging a technology platform which enables access, use and recording of information in real time mode. We conducted talent reviews across various job bands primarily using digital platforms. This has aided our endeavour to build a strong pipeline of talent across various leadership and critical roles in the organisation.

On Talent Management, the Bank follows a process of assessing potential through tools like Development Centres at various levels, then reviewing Talent through Talent

Review Councils on a performance potential matrix and then putting in place a development plan at an individual employee level for the identified talent. This year an additional psychometric profiling tool has been introduced for better understanding of employee profiles and assist in the career planning process.

The Bank continued to strengthen its succession planning process at senior levels in order to ensure the mitigation of Business Continuity Risk. Succession planning process focuses on providing employees with relevant role exposures, specific mentoring as well as coaching opportunities and addressing their identified learning needs. By doing so, the Bank ensures that employees are prepared to take up higher responsibilities when the opportunity arises.

HR Technology

In FY24, we continued to focus on investing in technology in the HR domain to ensure a seamless employee experience given the distributed nature of our workforce. This has helped create value for employees and the organisation as a whole. Deployment of critical talent processes across the employee life cycle across our large and scattered workforce has been enabled through technology solutions.

148	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Learning and Development

The Learning and Development team at the Bank fosters a continuous learning ecosystem through rich and diverse offerings enabling employees to deliver a world-class customer experience aligned with the Bank's strategic priorities. This encompasses customised onboarding, functional capability building, compliance and regulatory training, leadership development initiatives and digital learning. Our key drivers are learning outcomes aligned with leadership excellence, operational efficiencies, customer experience and business performance.

Learning Experience Platform (MPower)

Our biggest highlight in the learning space this year has been the launch of MPower, our learning experience platform in July 2023. In this initiative, we have partnered with global leaders in learning technology. The platform features the Bank's proprietary content alongside a diverse range of material from top-tier content providers worldwide. The success of a newly launched technology platform is measured by its adoption. We are pleased to report that within the first 30 days 86 per cent of our employees had adopted the platform, **and by year-end, this figure rose to 98 per cent**. This is the highest adoption rate in the industry for an organisation of our size.

2,14,351
Total no. of unique learners on MPower*

21,42,270
Total no. of learning completions on MPower*

32,51,653
Total no. of learning hours completed on MPower*

Integration Project

L&D collaborated with business teams to roll-out a range of learning interventions including product and process training, FAQs, toolkits, amongst others to enable a quick assimilation of the incoming employees.

Sales and Associate Workforce

All Sales and Associate Workforce joining the Bank undergo a structured onboarding programme called 'Swagat'. It is followed by mandatory/ regulatory modules on our learning platform. In collaboration with respective business teams, we also offered curated programmes on products, policies and procedures to strengthen their domain expertise. Additionally, theme based monthly learning campaigns were delivered in vernacular languages across various professional development areas.



*(includes resigned and exited staff)

Integrated Annual Report **2023-24** 149

SOCIAL – PEOPLE

Leadership and Professional Development (LPD)

At HDFC Bank, we build 'leadership' that enables and drives performance, culture and transformation. The Leadership and Professional Development landscape is designed to develop key leadership capabilities across managerial levels. We significantly scaled up our leadership development interventions in FY24.

To build skills, share perspectives and best practices at scale, we introduced two new **Communities of Learning** that offer relevant and engaging online live webinars focused on common developmental needs as well as in-demand industry skills.*

HDFC Bank's Leadership Academy

HDFC Bank's Leadership Academy offers a comprehensive range of flagship leadership development programmes. These programmes focus on the entire leadership continuum, starting from the potential first time people managers to executive leadership. Each programme is highly customised to cater to the specific requirements at each of these leadership tiers*.


HDFC BANK
LEADERSHIP ACADEMY
The Strategy Lab
Executive Leader
Builds strategic vision to create value and increase competitive advantage
Senior Manager
Builds strategic, resilient and collaborative skills for business impact
CRUCIBLE
Middle Manager
Builds leadership skills to translate strategy into meaningful actions
TRAILBLAZE
Frontline Manager
Prepare managers to engage & develop their team to achieve business results
ASPIRING LEADERS PROGRAM
First Time Manager
Enables transition from individual contributor to people manager




HDFC BANK

The Strategy Lab @ HDFC Bank - February 2024


Staff Training College

*GRI 404-2

150 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Talent Development Initiatives

ChargeUp is all about boosting interpersonal effectiveness and enhancing productivity. It is tailored to our context and is relevant for every employee of the Bank*.

Managers Network is our unique space dedicated to delving into leadership and managerial topics expertly crafted for our People Managers*.

6 Webinars of **ChargeUp** and **MagNet** with **18,000 + participation**

HDFC Bank Care Programmes*

These programmes reflect our intent to create a caring organisation and extending our reach to employees' families. Initiatives include support to retiring employees and their families as well as engaging children in age-appropriate interventions. Notably, our skill development programme designed to equip the next of kin of deceased employees has been a very gratifying initiative.

Average Hours of Training by Category and Gender**	Male	Female	Total
Senior Management	7	15	8
Middle Management	18	22	19
Junior Management	24	27	25
Non-Supervisory Staff	31	38	33
Total	**29**	**37**	**31**

**In FY24, over six and a half million learning hours were clocked, registering an increase of over 72 per cent in per employee hours over FY23. This is attributed to the focused efforts on scaling up the classroom delivery format across all programmes. This year also saw the transformation of our digital learning ecosystem through substantial investments in a new learning platform with best-in-class content.

Programme for Retiring Employees

Skill Development of Kin Hires



Personal Effectiveness for Teens



Pathway to Financial Planning

Wellness Programme for Parents of Employees


HDFC BANK
We understand your world

It is this commitment to holistic development at the Bank that has earned us many accolades in various forums like ISTD where we won a National Award for Innovative Training practices, Global Private Banking Awards for 'Best Private Bank for Education & Training of Private Bankers (Asia)' and 'Best Private Bank for Growth Strategy (Asia)' and FEDAI for Workshops category in 2023.

*GRI 404-2

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Employee Wellness

At HDFC Bank, we are deeply committed to employee wellbeing and holistic development. We believe that a healthy workplace is more productive and positive, and the Bank is committed to creating a workplace where everyone can succeed. In our pursuit of creating a workplace that truly values the wellbeing of its employees, we focus on four interconnected pillars:

OUR EMPLOYEE WELLNESS PILLARS

Physical Wellbeing

To improve overall health index

Social Wellbeing

Strong network of employees to bring in a sense of belongingness



Emotional Wellbeing

It is okay to ask for help

Financial Wellbeing

Making employees financially prudent

In each of these areas we provide the support, resources and programs to help our employees thrive and lead a fulfilling, balanced and healthy life. The Employee Experience and Wellness Team is dedicated to helping our Bank employees become the best version of themselves.

To ensure the safety and well-being of our employees we prioritise maintaining a secure workplace environment. Our facility attendants responsible for site security, undergo comprehensive training in accordance with the provisions of the PSARA Act, 2005. This training encompasses security protocols, safety measures, proper etiquette and appropriate personal conduct.

At HDFC Bank, we are deeply committed to upholding ethical practices across our operations. We strictly prohibit all forms of child labour, forced labour and compulsory labour, fostering a work environment that respects human rights and labour laws. Through our Environmental, Social and Governance (ESG) Policy Framework, we actively engage with our vendors and suppliers encouraging them to adhere to these same standards including the prohibition of child labour, forced labour and any labour associated with human trafficking .

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Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Wellness Newsletter Wellness Calendar Wellness Channel A wellness newsletter helps create Daily bytes or activities encouraging A Wellness channel on a Learning awareness about the importance of employees to champion their health Experience Platform (LXP) serves the individual health. and holistic wellness. purpose of promoting the well-being among employees through various articles, videos, and courses. EAP-Employee Wellness Webinar Assistance Program Employee Assistance Program (EAP) Bank conduct wellness webinars provides confidential and professional to prioritise employee well-being, support to employees facing personal promote work-life balance and build a or work-related challenges. positive work culture. Integrated Annual Report 2023-24 15 3

SOCIAL – PEOPLE

Collective Bargaining Agreements

The Bank also has an employee association. As of FY24, 0.10 per cent of our permanent employees are members of this association. These employees are covered under the Bipartite Settlement Provisions. The Bank typically implements operational changes in accordance with internal or Bipartite Settlement agreements, which do not require notice under the Industrial Disputes (ID) Act. However, if the Bank makes any operational changes outside of these settlements, a 21-day notice is required under Section 9A of the ID Act.

Employee Connect Initiatives

Employee Connect, our dedicated platform for employee engagement and well-being, organised a diverse range of initiatives throughout the year offering employees opportunities to connect beyond work. These initiatives spanned areas such as sports, art, music, wellness, photography, cooking, and writing ensuring there was something for everyone. We also included family members, emphasising the importance of inclusive engagement which received an overwhelmingly positive response.

Over one lakh employees actively participated in more than 20 different initiatives conducted throughout the year showcasing the widespread enthusiasm for these engagement activities.

Some of the key initiatives undertaken in the Financial Year 2023-24:

Josh Unlimited

10th Season of Josh Unlimited – Bank's beloved **multi-sports and multi-discipline event** was conducted in **46 cities** across India sparking excitement and a high level of engagement from our employees. Family carnivals were also arranged for engaging family members with various fun filled activities. Top 12 cities qualified and competed in the Grand Finale in Mumbai.

HUNAR

HUNAR, our **Talent Hunt initiative**, provided a platform for employees and their families to showcase their singing and dancing skills with regional rounds in Chandigarh, Chennai, Kolkata and Mumbai culminating in a Grand Final in Mumbai. The on-ground event which received an enthusiastic response was broadcast live for all employees across India.



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Take-a-Break

To promote relaxation and provide a short break from work, we introduced weekly brain-teasing quizzes via email covering topics like general knowledge, famous personalities, logical reasoning and visual puzzles. This initiative garnered significant interest and participation from employees offering a refreshing break from their routine.

Energise Yourself

We prioritised **mental wellbeing** through a **series of webinars** on topics like mental health for everyone and Mental Health First Aid, Work Life Balance. These sessions helped employees stay happy and energised, fostering overall wellbeing.

Digital Voice Hunt

In the **4th season** of the Digital Voice Hunt, we organised a **singing competition** for the children, spouses and parents of our employees. We received positive feedback for engaging with their family members.

Funtakshari

Season 3 of Funtakshari, an activity centred around **popular Bollywood songs**, was a huge success with employees and their families enjoying the fun competition through audio-visual quiz rounds. The initiative garnered widespread popularity and appreciation.

Syahi

Syahi, the Bank's **online writing contest**, introduced a Short Poem category this season where employees showcased their creativity through captivating fictional and anecdotal accounts. An external judge evaluated the entries and the winning stories are published in e-book format on the Our World platform.

Zaika

Season 5 of Zaika, our unique in-house cooking contest for employees showcased their culinary skills with initial online rounds in five cities and a finale in Mumbai. The winning recipes are now compiled in the Zaika e-book published on Our World portal.



Summer Camp

We organised a unique **5-day online summer camp for the children of our employees** featuring activities like science experiments, fire-free cooking, talent showcases and behavioral learning which received heart-warming feedback from participants.



Summer Camp Batch 3 – May 15 to May 19

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Corporate Photography Contest

In an inter-corporate photography contest, our employees' best photographs were shortlisted in the top 1,500 securing the Bank 1st place for the highest participation.

International Women's Day Celebration

International Women's Day celebrations featured a **range of activities across multiple offices in the Bank** including national-level webinars addressing relevant themes for women employees, along with workshops on topics such as tree planting, self-defence and sound therapy.

AnalytIQ

In the **4th Season** of AnalytIQ, an **online brainteaser contest**, employees were offered the option to play Chess, Sudoku and Scrabble online, following a round-robin format with multiple levels of shortlisting. This competitive event sparked excitement among employees leading to high engagement and participation.

Xpressions

During the **9th season** of Xpressions, **a drawing and painting contest** for employees and their children, we witnessed a display of creative artwork by our employees and their talented children. These were showcased as wallpapers on the Bank's laptops and desktops earning recognition across the organisation.

Wanderers

Under this banner, outdoor activities are conducted providing employees a chance to participate in one-day monsoon treks, adventure sports like river rafting and invigorating breakfast cycle rides. A total of **18 activities were organised across 8 cities** including Ahmedabad, Bengaluru, Bhopal, Chandigarh, Jaipur, Mumbai and Pune enabling participants to explore enchanting nature trails and rediscover the joys of the outdoors.


HDFC BANK
CORPORATE PHOTOGRAPHY CONTEST 2023
It gives us immense pleasure to announce the winners.
From a total of 6,031 photos uploaded by our colleagues, 379 pictures are shortlisted to be featured among the TOP 1500 entries across all corporates.
Sales Officer Omkar Adsul has secured 3rd position in the Others category.
As a corporate HDFC Bank has won the Highest Participation Award.
Congratulations to all the Winners and the Participants !
Close up of sunflower
3rd place – Others category
Omkar Adsul (284353)
Sales Officer, Pune


HDFC BANK
Anchal Gupta
Abhishek Hazarika
Jayesh Patil
Xpressions
Abhishek Chandra
Ajinkya Kudav
Sudip Sharma
Neha Nakhwa


Kolad River Rafting- Mumbai

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Christmas Celebration for Children

The joyous occasion of Christmas was celebrated with great enthusiasm at various offices nationwide bringing immense delight to employees' children through engaging activities such as a captivating Magic Show and a Unique DIY Art and Crafts Session.




Takmak Fort Trek – Mumbai
Polo Forest Trek - Ahmedabad

Other Engagement Initiatives - Fun @ Workplace

Various activities such as Ludo and online FIFA championships were organised in Mumbai. Additionally, Bollyfit sessions brought employees together to dance to Bollywood tunes boosting energy levels. Motorbike rides were arranged along with engaging activities like Time Machine and Million Dollar Challenge on digital platforms.



Integrated Annual Report **2023-24** 157

S O C I A L—C O M M U N I T Y Enabling We firmly believe that the well-being and prosperity of the communities we serve are intrinsically linked to our success Community as a responsible corporate citizen. Our commitment to creating a positive impact goes beyond mere financial Growth transactions, as we actively seek to address social, economic and environmental challenges through our impactful Corporate Social Responsibility (CSR) initiatives. Driven by a deep sense of advancing social inclusion, our CSR and consultative approach helps us responsibility, we have implemented efforts are guided by a steadfast curate programmes which address strategic initiatives aimed at fostering commitment to creating lasting the specific needs and circumstances sustainable development and change in the communities we serve. of our targeted beneficiaries. We enhancing the quality of life for The multifaceted dimensions of our collaborate with a diverse range of all stakeholders. From promoting community engagement and CSR CSR project implementation partners education and supporting initiatives showcase the meaningful and dedicated employee volunteers entrepreneurship to championing impact of our partnerships and to effectively implement a multitude of environmental conservation and programs. A participatory, bottom-up sustainable development initiatives. 15 8 HDFC Bank Limited

Our Board-level CSR & ESG committee formulates and recommends an annual action plan in pursuance of its CSR policy. The Bank’s CSR policy serves as a guiding document containing the approach and direction given by the Board, taking into account the recommendations of the CSR Committee, defining guiding principles for selection, implementation and monitoring of activities as well as formulation of the annual action plan. We have a dedicated CSR department that is responsible for administering and executing the policy. The CSR Committee and the CSR department work under the direction of the Board to ensure that our CSR activities are in line with the policy and its relevant regulations.

The Board oversees the effective implementation of our CSR activities. The CSR Committee ensures a transparent monitoring mechanism for the projects undertaken and updates the Board on the same along with relevant impact assessment reports.

Our CSR strategy provides an overarching framework and systematic approach for our CSR efforts. The CSR & ESG Committee of the Board approves the programs and intervention areas aligned to the strategy. Under each program detailed project proposals are developed outlining implementation modalities, monitoring mechanisms and budgets. Projects are executed either directly through the Bank or indirectly via implementing agencies. A thorough due diligence and assessment is conducted to ensure the viability of the project and the proposed partners’ technical and managerial capabilities to execute. Under this execution modality, empanelled agencies submit project proposals containing information on goals and objectives, target community, monitoring plan, indicators and budget. The proposals are evaluated for alignment with the communities needs, the Bank’s CSR vision, potential impact, sustainability, scalability and efficient utilisation of resources.

Once implementation starts, the project’s progress and impact are monitored through regular site visits, stakeholder engagement, dialogue with government officials, review of progress reports, financial statements and digital platforms for transparency

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SOCIAL - COMMUNITY

in project tracking. Internal evaluations are conducted for all projects to assess the project's achievements against envisaged milestones, while external evaluations provide an independent assessment of the impact generated by projects are done for select large-scale projects as per the CSR rules.

To check the adequacy of internal controls and review mechanisms; our CSR program also undergoes annual internal audits. This helps us ensure compliance with CSR regulations. Our comprehensive reporting mechanism, which includes reporting our CSR projects in the Annual CSR Report, the Directors' Report within the Bank's Annual Integrated Report and publication on the MCA website. This helps uphold transparency of our community initiatives. These reports meticulously follow the prescribed format within CSR Rules, providing stakeholders with clear insights into the Bank's significant CSR activities and achievements.

₹945.31 crore
Total CSR Spend in Financial Year 2023-24

This year we conducted Impact assessments for our CSR projects with a budget of ₹1 crore or more.

The impact assessments considered the **OECD-DAC criteria**, which is widely regarded as one of the gold standards in evaluation frameworks. This framework assesses the project's indicators by determining their Relevance, Coherence, Effectiveness, Efficiency, Impact and Sustainability. These criteria provide a normative framework used to determine the merit or worth of an intervention (policy, strategy, programme, project or activity). Other frameworks like the standard **Outcome-Impact Framework** was also followed to analyse and measure the outcomes and impact of the selected project by tracing the changes since the implementation of the project and establishing the causes of these changes.

In FY24, we conducted an impact assessment of 61 projects. Based on the assessment findings, several recommendations were proposed for the evaluated projects to enhance their effectiveness & accessibility, and to strengthen their capacity to scale, deepen and extend the duration of outcomes.

We also conducted evaluative SROI studies of two projects within the overarching theme of 'Skill Development and Livelihood Enhancement' based on actual outcomes that had already taken place. The evaluation was guided by the seven principles outlined by the SROI Network. The findings and observations from this study shall be used to formulate future course corrective actions and a strategy for scaling up the project.

In the following sections, we have showcased the results from select evaluations of our projects under each of the focus areas. A comprehensive repository of the impact assessments conducted during FY24 can be found here.*

*GRI 413-1

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Parivartan - Progress Through Sustainable Initiatives*

We believe progress starts with change (Parivartan) that empowers communities through sustainable interventions for their holistic development. Through our social initiatives, housed under the umbrella of 'Parivartan', we are committed to transforming the lives of millions of Indians. Our goal is to drive economic and social development sustainably by empowering communities across the country. Parivartan aims to break the cycle of poverty and marginalisation by empowering underprivileged communities and facilitating positive change in their lives. Our efforts enable these communities to participate and contribute to the Nation's development journey actively.


HDFC Bank Parivartan's
HOLISTIC RURAL DEVELOPMENT PROJECT

Supporting school infrastructure in rural areas



Paddy field demonstration underway at Prakasam, Andhra Pradesh

We have the following focus areas under which we carry out diverse interventions:

a. Rural development
b. Promotion of education
c. Skill training and livelihood enhancement
d. Healthcare and hygiene
e. Financial literacy and inclusion

Aligned with our identified focus areas, we have established seven goals and thirteen sub-goals to be achieved by the year 2025 with the intention of directing our community development activities. The Bank conducts CSR activities across India through various initiatives.

10.19 crore+**
Lives impacted

**Refers to achievement since inception till March 31, 2024

*GRI 413-1

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SOCIAL - COMMUNITY

Employee Engagement FY24

Under Parivartan, the Bank organised several employee engagement and volunteering activities throughout FY24. These included awareness sessions on environmental topics like kitchen gardening, understanding the role of women in sustainable agriculture and saving sparrows. Along with in-office events such as seed-ball distribution drive, Christmas and Diwali Sale of NGO products and a donative drive for stray animals were organised.

ENGAGING OUR IMPACT MAKERS

At HDFC Bank, our ethos resonates deeply with the spirit of giving back. We believe that true progress is measured not just by financial metrics, but by the indelible impact we leave on the lives we touch.

Employee Volunteering is an opportunity to strengthen the very fabric of society as it cultivates a sense of community, enhances team cohesion and allows us to give back to society in meaningful ways.

94,000+
Total Number of Volunteers

46,500+
Total Number of Hours

Parivartan Volunteering Month

While our commitment to supporting communities remains steadfast year-round, we took our efforts to the next level this year by organising an entire month dedicated to volunteering initiatives. Throughout the month our employees engaged in a diverse range of activities to support the underprivileged, spearheading impactful donation drives, knowledge sharing, raising awareness about financial literacy among youth aspirants etc.

4,000
Hours dedicated to volunteering efforts

4,000
Employees actively engaged in diverse volunteering activities

15
Activities successfully completed

StartUp Programme

In alignment with the Government of India's flagship initiative 'Startup India', we have an annual grants program for social Start-Ups. Parivartan SmartUp Grants is a beacon of support for social impact Start-Ups, offering monetary grants to their incubators and fostering an environment of growth and success. The incubators recommend Start-Ups poised to benefit from investments wherein the Start-Ups are selected through a three-stage rigorous process.

Our themes span the spectrum of societal needs from Climate Innovation, Affordable Healthcare, Sustainable Agriculture, Education, Skilling & Livelihood, Waste Management, Tech for Good, Gender Diversity & Inclusion to Financial Inclusion, ensuring a comprehensive approach to sustainable development.

42
Incubators and 170+ Start-Ups supported

~50
Senior employees dedicated 16+ hours to shortlisting Start-Ups

Employee Payroll Giving Programme

We have embraced the Give India Payroll Giving Programme where our employees donate to a charity of their choice, and we support by matching 85 per cent of their contributions towards the same.

~1,392
Employees subscribed to the Give India Payroll Giving Programme

Blood Donation Drive:

Parivartan orchestrated its 15th Blood Donation Drive, spanning an impressive 1,388 cities with 7,487 camps set up nationwide. A notable number of individuals across the country stepped forward to participate in this event.

~6.77 lakh
Individuals participated

~5,90,175
Units donated by employees collectively

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Other Volunteering Initiatives

3021 employees participated, volunteering 6000+ hours and planting **6.20 lakh+** trees for the **Tree Plantation Drive***

Six employees from two teams participated in the **bamboo plantation drive***

3000 seedballs distributed to the employees*

Step-tracking on the Impact League app for fundraising, reaching **12,118+ subscriptions** by March 2024

Decorated the Christmas Tree with different chits on the requirement to support Stray Animals, **80+ employees offered help** to strays

800+ employees donated old clothes and footwear, distributed to underprivileged children

690 employees participated in a marathon, promoting the message of right to education

150+ staff members attended the Virtual Kitchen Gardening Workshop to learn about sustainable food production

227 students in four schools impacted through collaboration with Teach For India

210 wishes of underprivileged children from Aashish NGO was fulfilled on Christmas Day, while around **8** employees spent time interacting with residents of an old age home and distributed fruits and food items

₹2 lakh+ was raised in the NGO Product Sale, supporting various causes

Organised webinar on **sparrow conservation** with Nature Forever Society



*Green Initiatives

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SO C I A L—C O M M U N I T Y CSR Initiatives and United Nations Sustainable Development Goals By aligning our CSR focus areas with the Sustainable Development Goals (SDGs), we create a meaningful impact that fosters resilient and thriving communities. PARIVARTAN INITIATIVES AND THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS Villages reached — 9270 Women entrepreneurs Households impacted — 10.86 lakh+ created — 9.05 lakh+ Water Conservation SHGS revived and formed — 10,195 structures developed — 13,355 Individuals trained — 3.25 lakh+ Solar Lights installed — 55,125 Kitchen Gardens developed — 57,980 Biomass Stoves deployed — 13,340    Rural Skill Development Development and Livelihood Enhancement Our Focus Areas Promotion of Financial Education Literacy and Teachers trained — 20.19 lakh+* Schools supported — 2.86 lakh+* Inclusion Financial literacy camps Students impacted — 2.14 crore+* conducted — 23 lakh+ Community libraries built — 930 Individuals reached — Healthcare and Hygiene 1.71 crore+ People benefitted through health camps — 1.87 lakh+ Sanitation drives conducted — 1810 Units of blood donated — 23 lakh+ Household toilets constructed — 24,295 *lnclusive of immediate & Health camps organised — 7025 extended beneficiaries All values refer to achievements since inception till March 31, 2024 We strategically design each of our projects across five focus areas to yield lasting and impactful outcomes for our communities. Through targeted interventions in specific areas, we aim to address critical needs and drive positive change effectively. 16 4 HDFC Bank Limited

Rural Development

As a cornerstone of our commitment to empowering marginalised communities, improving infrastructure and enhancing livelihood opportunities; we prioritise rural areas for the implementation of our programs. Currently, a considerable number of our initiatives are being implemented in such areas. Furthermore, we have ensured the coverage of 85 aspirational districts (out of the total of 112) through our CSR programs.

The World Bank defines rural development as the improvement in the social and economic environment of the rural population. The fundamental aims of rural development include planning, creating and using resources such as land, water and manpower to promote equal opportunity for the population reliant on them.

Given this context, Holistic Rural

Development Programme (HRDP) strives to enhance the lives of people in rural communities by primarily bringing about sustainable socio-economic transformation and ecological development. HRDP adopts a comprehensive approach to sustainable development by integrating various interventions, ranging from Natural Resource Management, Education and Livelihood Enhancement & Skill Development to Healthcare. Targeted interventions for rural livelihood enhancement are also undertaken as a part of HRDP, including providing income-generating training for youth and women, creating alternate sources of livelihood such as livestock management, orchard development and promoting entrepreneurship activities like embroidery, masala making and toy manufacturing, among others.

This program focuses on a diverse array of activities including but not limited to enhancing the income of farmers, access to appropriate irrigation facilities, improving school infrastructure, providing access to potable water and irrigation, and promoting alternative energy sources such as solar, biogas and biomass energy. Additionally, HRDP encompasses the organisation of health camps, demonstration of sustainable agricultural practices, initiatives for soil and water conservation and financial literacy.

Furthermore, our Focused Development Program (FDP), which is aimed at specific interventions and limited goals, assist us in achieving our objectives in a concentrated manner.

Under Rural Development, we have identified three key targets that we aim to achieve through our HRDP and FDP projects.

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OUR GOALS

Bringing unirrigated land under irrigation and uncultivated land under cultivation

Our aim is to increase the area under cultivation and enhance the cropping intensity of the land, thereby bolstering the agricultural sector.

We are working diligently to increase the cultivable land pan India.

Reducing our carbon footprint

Our aim is to support 25 per cent of households in each village with solar home lights, biomass chulha, biogas plants, solar study lamps and irrigation units.

This intervention includes promoting biomass stoves as it improves indoor air quality and women's health.

We have surpassed our tree planting target, reaching 38 lakh, exceeding the initial goal of 25 lakh trees by FY25.

Promoting chemical-free farming

Our aim is to educate farmers on various agricultural techniques that improve productivity while using locally produced manure and fertilisers, to reduce the reliance on chemical fertilisers.

This intervention is designed to allow us to maintain the soil, environment and human health by combining tradition, creativity and science.

OUR TARGETS

Bringing land under cultivation

- Irrigate 2 lakh acres of unirrigated land by the year 2025
- Bringing 1 lakh acres of land under cultivation by the year 2025

Reducing the carbon and the ecological footprint of our communities

- 1,000 villages to have clean and renewable energy solutions

Promoting chemical-free farming

- To achieve 1 lakh acres of farmland under chemical-free farming



A demonstration plot of Farmers Field School at Prakasam, Andhra Pradesh

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Holistic Rural Development Programme (HRDP) in Narmada, Gujarat

The key focus areas of the intervention were Natural Resource Management, Skill Training & Livelihood Enhancement, Health & Sanitation and Promotion of Education.

Narmada District of Gujarat

By focusing on improving land and crop productivity, providing agricultural training, enhancing health and sanitation infrastructure, and upgrading educational facilities, HRDP aims to build local capacities, strengthen institutions and introduce technological inputs. This comprehensive approach ensures sustainable development, better income opportunities, improved health outcomes and enhanced educational experiences for rural populations. The intervention under HRDP was implemented by our partner Aga Khan Rural Support Programme (India) and undertaken from April 2019 to March 2022. The intervention covered 12 villages across the Nandod block wherein the villages were selected for implementation because of their remote location near the border thereby making it difficult for any support to reach.

The intervention led to an increase in the average net income from agriculture, average income from skill development and average income from livestock.

42%
Increase in average net income from agriculture

300%
Increase in average income from skill (income from enterprises) from Agriculture

51%
Increase in average income from livestock

23%
Increase in average productivity of two major crops

Based on the design of the HRDP program supported by HDFC Bank, a composite index has been developed called the Holistic Rural Development Index (HRDI) that indicates the achievements of the HRDP interventions leading to overall improvements of the results indicators. As the program interventions vary across projects and geographies, it is not possible to ascribe a single impact indicator that might be able to accurately capture the overall performance of HRDP. Thus, HRDI serves the purpose of quantifying the impact through the blending of results of various indicators grouped into four thematic areas namely Natural Resource Management, Skill Training & Livelihood Enhancement, Health & Sanitation and Promotion of Education.

35%
Increase over baseline (overall HRDI)

78%
Increase over baseline (Skill & Livelihood)

50%
Increase over baseline (Health and Sanitation)

43%
Increase over baseline (Natural Resource Management)

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SOCIAL - COMMUNITY

Positive Changes: The Installation of Solar Streetlights

This FDP project was focused on the 'promotion of renewable energy' with the specific objective of improving the living conditions of rural communities through solar light availability and promoting clean and renewable energy solutions. The project was implemented in the Bastar and Raigarh regions of Chhattisgarh by the NGO partner PRADAN.

Output

643
Solar lights installed

Outcome

100%
Of respondents reported feeling safe walking during evening hours

98%
Of respondents reported theft incidents have drastically reduced in the village

9.17/10
Mean score on the likelihood of recommending solar light for well-being enhanced safety and security



Solar Lights installation at Dhamtari, Chhattisgarh*

The members of the community reported various positive changes following the installation of solar lights. Enhanced safety and security was observed due to a decreased threat of animal attacks and theft. There was increased mobility among beneficiaries, particularly women and adolescent girls. Socialisation and community meetings have become more frequent and children are more involved in playing and studying due to the availability of lights.

"Yes, children's education had been affected. Now after the electricity failure, children are now able to study even under streetlights. Children feel comfortable to read under this light because it provides far better light than conventional light."

- Women FGD, Lailunga

*Representative image from a Parivartan project

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Rising Waters, Thriving Communities: Sustainable Solutions Across India

Across Biswanath District, Assam, Nainital District in Uttarakhand, and Khorda District in Odisha, our climate projects stand united by a common commitment: to confront environmental challenges with sustainable solutions, ensuring the resilience and prosperity of rural communities.

141
Biogas units installed

3,550
Improved cookstoves distributed to households

2
Jal Minars constructed

1,285
Water purifiers distributed



Low-cost farm pond at Uttarakhand*

In Biswanath, where diminishing rainfall and receding groundwater levels exacerbate water scarcity and deforestation, our initiative focuses on establishing sustainable water sources and promoting alternative energy sources like biogas units and improved cookstoves. Through village-level meetings and the construction of Jal Minars for water storage, we engage communities in the transformative process empowering them with the tools to combat environmental degradation while enhancing their quality of life. In Nainital, Uttarakhand, facing threats from declining glacial meltwater and erratic rainfall patterns, our interventions prioritise clean water provision, rainwater harvesting and the distribution of eco-friendly cooking solutions. Through meticulous needs assessments and transparent end-user selection processes, we ensure equitable distribution of resources, empowering households with access to clean water and sustainable energy sources. Meanwhile, in Khorda, Odisha, where uneven rainfall distribution compounds water scarcity issues, our project endeavours to provide clean water access through innovative water management techniques and promote climate-smart agricultural practices like orchard development.

*Representative image from a Parivartan project

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SO C I A L—C O M M U N I T Y Evaluating Transformation: SUVIDHA’s Impact Assessment This year, we commissioned The independent assessment Our programs aimed at addressing an impact assessment study focused on assessing the impact climate change by reducing by a third party, the Society of our interventions aimed at greenhouse gas emissions and for the Upliftment of Villagers sustainable development and promoting renewables through and Development of Himalayan community empowerment wherein initiatives like household-level Areas (SUVIDHA), to evaluate diverse tools and methodologies, biogas units, improved cook the effectiveness of our including survey sampling, stoves, solar lights, safe drinking Parivartan initiative. SUVIDHA monitoring surveys, data analysis, water devices and tree planting is a registered voluntary desk review and stakeholder activities resulting in the verified organisation working in the field consultations/beneficiary interviews outcomes aligned with multiple of sustainable agriculture for were utilised. The study was further Sustainable Development Goals marginal farmers, watershed certified by 4K Earth Science (SDGs) including improvements management, livelihood- Pvt. Ltd., an independent GHG in health, energy access, forest based activities and climate validation entity. management and domestic funding change mitigation. for project implementation. Outputs of the activities undertaken SDG Impacted: 328 7,758 9,071 Biogas units installed Improved cookstoves Street lights installed installed 1,058 14,136 6,86,464 Community-level drinking Solar home lights installed Seedlings planted water tanks installed Outcomes SDG Impacted: 43,832 tCO2 12,490 tCO2 100% Emission reductions GHG sequestered Households reported achieved reduced smoke exposure, improved indoor air quality and better health outcomes 17 0 HDFC Bank Limited

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Promotion of Education

We are dedicated to enhancing the quality of education in India, aligning our efforts with the Government's Sarva Shiksha Abhiyan. Under our Parivartan initiative, our education programs focus on various aspects including teacher training, scholarships, career guidance and infrastructural support for schools. This support encompasses promoting innovation in education, improving education quality through remedial classes, learning camps and providing special scholarships for underprivileged children. Our educational initiatives are designed to foster learning by establishing a conducive and efficient learning atmosphere in schools. Within the pillar of education in Parivartan, the interventions concentrate on teacher training, incorporating alternative methods, promoting innovation and enhancing school infrastructure through refurbishment.

Our mission is to elevate the standard of education in government schools.

At the core of our initiative lies the objective of enriching the learning journey of students. We have introduced smart classes in various states aiming to integrate technology with education.



Students using the science lab equipments

OUR GOALS

Creation of Smart Schools	Educational Crisis Scholarship Support (ECSS)	Improving Learning-level Outcomes
Our aim is creating a conducive learning environment for students and enabling teachers to utilise various teaching aids and tools. To ensure successful implementation, we have identified six building blocks for smart school development. Additionally, we will provide targeted support to each school based on detailed need assessments and situational analysis of infrastructure availability, including space and electricity.	Our aim is to support identified economically challenged or students in crisis by providing scholarships to continue their education and preventing dropouts. We believe that financial or personal crises should not hamper the development of bright young minds.	Our aim is to educate farmers on various agricultural techniques that improve productivity while using locally produced manure and fertilisers, thus reducing the reliance on chemical fertilisers. This intervention is designed to allow us to maintain the soil, environment, human health by combining tradition, creativity and science.
OUR TARGETS		
• To convert 3,500 traditional schools to smart schools	• To support 25,000 meritorious underprivileged students with scholarships by the year 2025	• To cover 20 lakh students in class-appropriate learning levels in all intervention schools by the year 2025

Integrated Annual Report **2023-24** 171

SOCIAL - COMMUNITY

COVID-19 Crisis Support Scholarship: Supporting Students During Challenging Times

We have implemented the COVID-19 Crisis Support Scholarship project with our implementing partner Buddy4Study. It is a scholarship program specifically designed to assist individuals pursuing formal education, from Class 1 to post-graduate levels, who have been adversely affected by the COVID-19 pandemic. To gauge the effectiveness of the project, DevInsights was entrusted to undertake the impact assessment study.

The project was executed on a national scale (divided into four regions: North, South, East and West) and primarily targeted students who had either lost an earning member or parent(s) or those who had their livelihoods disrupted as a result of COVID-19.

Outputs

4,245
Students received scholarships

₹12.36 crore
Worth of scholarships awarded in total

Outcomes

Impact of the Scholarship on Scholars under the age of 18 and their Guardians

88.2%
Of the scholarship primarily utilised for school, college or institution fees across all regions

94.8%
Beneficiaries reported that their academic and career goals were influenced by the scholarship

Impact of the Scholarship on Scholars who are 18 years of age and above

94.4%
Of the scholarship primarily utilised for school, college or institution fees across all regions

99.1%
Beneficiaries reported that their academic and career goals were influenced by the scholarship

98.1%
Beneficiaries reported that the scholarship played a significant role in their decision to pursue higher education



Students reading in the school library

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Skill Development & Livelihood Enhancement

This initiative encompasses capacity building, promotion of financial literacy, credit and entrepreneurial endeavours, along with enhancing skills for agricultural and related practices. Under the overarching theme of capacity development and creation of livelihoods, we have established separate goals for individual and institutional enhancement.


RURAL & URBAN LANDSCAPE
FREE OF DRY PLASTIC WASTE
Awareness session for a Self Help Group at Samastipur, Bihar

OUR GOALS

Increase in Individual Income

Our aim is to enhance income with a focus on underprivileged farmers, youth, and women nationwide. We have devised three distinct sub-goals to approach this in a targeted and methodical manner.

Increasing the income of small and marginal farmers

We encourage farmers to diversify their income by supporting them in allied activities such as livestock rearing, horticulture, timber and fishery, amongst others.

To achieve this, we are equipping farmers with contemporary and innovative farming tools and techniques by organising visits to various agricultural institutes and fields and providing them with seeds, fertilisers and other necessary support materials.

Promoting 25,000 Community-led Enterprises

We encourage economically deprived communities to engage in entrepreneurship on an individual or cluster basis.

Our interventions consist of establishing and operating enterprises, which include beauty parlours, small shops, livestock management, tailoring and more - for individual beneficiaries, as well as processing units, packaging units, fisheries and handicrafts - for group enterprises established through Farmer Producer Organisations (FPO), Self Help Groups (SHG) and Joint Liability Group (JLG).

Skill Development for Employment Generation

Our focus is on skill development for employment generation and we are providing classroom/online/blended skill development training to unemployed youth, school dropouts and landless farmers.

Our interventions include training programs which come with certifications from National Skill Development Corporation (NSDC), Sector Skill Council or other qualified non-government agencies and are aimed at trades that could lead to job placement or self-employment opportunities.

Development and Sustenance of Institutions

Our aim is the development and sustenance of institutions for livelihood enhancement, primarily community institutions such as village development committees, farmers' groups, SHGs, water user groups, sanitation committees and adolescent groups.

Under this intervention, the activities we engage in are related to agriculture, water, sanitation, health, livelihood and other rural development work.

OUR TARGETS

Increase in Individual Income

- Increase in income of ~5 lakh farmers with an annual income under ₹60,000 across the country by the year 2025
- 2 Lakh individuals to be trained/skills upgraded

- Development and sustenance of 20,000 institutions by the year 2025
- Local economic activation with 25,000 community-led enterprises promoted with approximately 50% being women-led

Integrated Annual Report **2023-24** 173

SOCIAL - COMMUNITY


उद्यम विकास
बकरी पालन
परिवर्तन परियोजना

Goat rearing at Mathura, Uttar Pradesh

Pathways to Prosperity: Skills for Sustainable Livelihoods

Our dedication to fostering empowerment through sustainable development is exemplified in our initiatives in Varanasi, Uttar Pradesh and the remote regions of Ladakh. In Varanasi, our partnership with Sarthak Educational Trust aims to empower Persons with Disabilities (PWDs) by providing vocational skill-building training and sustainable employment opportunities.

Similarly in Ladakh, our project drives sustainable livelihoods and climate action, providing access to clean energy through Solar Grids, establishing carbon-neutral homestays and training local women on the Pashmina Value Chain, fostering economic empowerment and sustainability.

Through these comprehensive efforts we empower individuals and communities to embrace sustainable practices while improving their socio-economic status, forging a path towards a more equitable and resilient future.

413 PWDs trained	**200** AC Solar Grids installed	**15** Carbon-neutral homestays established
290 PWDs placed in sustainable jobs	**117** Solar Water Heaters installed	**100** Solar lights installed

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Enhancing Employability and Socio-economic Well-being: Social Return On Investment (SROI) Study

This year we commissioned an SROI study by a third party, 4th Wheel Social Impact, a research and advisory firm specialising in monitoring and evaluation of social development programs to formulate future course corrective actions and a strategy for scaling up the project. The key objective of this Focussed Development Project was to empower youth through skill training, offering sustainable career prospects for socio-economic advancement.

Skill Training Institutes in Haridwar and Roorkee, Uttarakhand

The skill training institutes located in the cities of Haridwar and Roorkee in Uttarakhand were established and operated by the Ambuja Cement Foundation (ACF). These institutes provided skill development and vocational training opportunities to individuals, contributing to their personal and professional growth. The Social Return on Investment (SROI) study was undertaken to identify and quantify the impacts and changes created through the project into tangible numbers and to identify the social value created for each Indian rupee (INR) spent.

The Social Return on Investment (SROI) analysis of the program reveals a compelling impact on the lives of participants and society as a whole. The input cost of the program amounted to ₹7,35,88,038. However, when we consider the cumulative value of outcomes generated by the program, which totals ₹55,85,36,406, the SROI ratio is: 7.29:1.

The SROI analysis showcases a ratio of 7.29:1, signifying that for every ₹1 invested by HDFC Bank in this project, a value of ₹7.29 of social and financial benefits have been generated.

7.29:1
SROI Analysis Ratio

Skill Training Institutes in Bhubaneswar, Odisha

Executed in the state of Odisha, this project set its sights on fulfilling the burgeoning demand for highly skilled professionals by concentrating on the 64 wards under the aegis of the Bhubaneswar Municipal Corporation as well as selected villages in the Bhubaneshwar block.

The SROI analysis showcases a ratio of 5.69:1, signifying that for every ₹1 invested by HDFC in this project, a value of ₹5.69 of social and financial benefits have been generated.

5.69:1
SROI Analysis Ratio


Haridwar Training Centre


Roorkee Training Centre


Bhubaneshwar Training Centre

Integrated Annual Report 2023-24 175

SOCIAL - COMMUNITY

Healthcare and Hygiene

Our approach to healthcare and hygiene is comprehensive and multi-faceted. We provide essential healthcare services through initiatives like refurbishing health clinics, supplying medical equipment, conducting nutrition programs and health awareness drives. Simultaneously, we actively promote hygiene and sanitation practices in schools and local communities to create a conducive environment for good health and well-being.

Additionally, Waste Management remains one of our major intervention areas. We have been diligently working towards the goals of the Swachh Bharat initiative, with a particular emphasis on sanitation projects. These projects not only develop necessary infrastructure but also strive to foster behavioural change towards better hygiene and cleanliness practices among individuals and communities.

We are focusing on establishing dry waste management systems, particularly targeting Multi-Layered Plastics (MLPs), in collaboration with municipal corporations and block-level administrations. These efforts aim to enhance the socio-economic conditions of waste pickers in alignment with the Plastic Waste Management Rules, 2018 and Swachh Bharat Mission.

Furthermore, we are institutionalising waste pickers in Swachh Centres (SCs)/MRFs and ULBs for long-term solutions, thereby contributing to sustainable waste management practices. Through our initiatives, we are also generating awareness and mobilising communities for safe plastic disposal, emphasising the importance of responsible waste management for environmental and public health benefits.

Under this thematic area of Healthcare and Hygiene, our objective is to enhance the standard of sanitation facilities. Our efforts towards achieving this objective are directed towards three distinct sub-goals, namely waste management, access to clean drinking water and creating hygiene awareness.



Safai Mitras at the Material Recovery Facility in Bastar, Chhattisgarh

OUR GOALS

Waste Management

We aim to provide the necessary infrastructure, instilling behavioural changes towards responsible consumption, source segregation and litter prevention.

Our interventions include setting up material recovery and recycling facilities in the 15 ULBs, as well as implementing village-level interventions such as residential composting, door-to-door garbage collection and related mechanisms for user fee collection, compost sales and recycling.

Access to Clean Drinking Water

We aim to promote clean drinking water availability at both the community level through Jal-minar or other water buildings, and at the family level, through piped water connections.

Our interventions will result in making three litres of water available per person per day. We are also forming and orienting water user groups to ensure that the services are sustainable, with post-project maintenance and water quality testing entrusted to these groups.

OUR TARGETS

Improve sanitation facilities

- Implement solid waste management systems in 1,000 villages and establish Material Recovery Facilities (MRFs) in 15 ULBs
- Provide clean drinking water access to 1,000 villages

176 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Supply of Medical Equipment to Cancer Hospital In India, the increasing Output Outcome incidence of cancer has underscored the urgent need for robust healthcare 21 15 days interventions. Recognising Medical equipment items Reduction in turnaround the gravity of the situation, we installed time (TAT) for test reports initiated the Supply of Medical from 5-6 weeks Equipment to Cancer Hospital Varanasi Project under our 6 Parivartan program. Hospital departments 2,700 equipped Patients benefitted from the equipment Alignment with SDGs The outcomes are manifested in the enhanced efficiency of hospital operations, improved accuracy, We partnered with CSRBOX to speed of diagnoses and a notable conduct a comprehensive Impact reduction in turnaround time for test Assessment of this project. reports. The increased knowledge and skills of healthcare staff have led to a strengthened hospital capacity and capabilities, resulting in better healthcare service utilisation. Village Health Camp at Sahibganj, Jharkhand Integrated Annual Report 2023-24 17 7

SOCIAL - COMMUNITY

Transforming Communities: Innovative Plastic Management Initiatives

In Golaghat District of Assam, our collaboration with Gramin Vikas Trust resulted in the establishment of a state of the art Plastic Waste Management Unit. This initiative, equipped with innovative features like wastewater utilisation for fisheries has not only tackled immediate waste management needs but also laid the foundation for a sustainable future through collaborative efforts with local administrations and educational institutions.

10 tonnes
Plastic waste processed daily

40+
Individuals employed

200+
Individuals benefitted

Expanding our footprint across states like Assam, Bihar and Telangana, we partnered with organisations like the Centre for Environment Education (CEE) to implement comprehensive dry waste management projects. These initiatives, ranging from establishing Swachh Centres to enhancing the socio-economic conditions of waste pickers highlight the scale of our impact in mitigating environmental degradation.

4,079.65 tonnes
Dry waste collected

Knowledge Partner
For the Ministry of Jal Shakti's Rural WASH Partners Forum for Plastics

Additionally, in locations like Dharamshala and Bir in the state of Himachal Pradesh, Waste Warriors, supported by HDFC Bank, tackled waste management challenges through a holistic 3C approach: Collection, Conversion and Community Engagement

5,000 tonnes
Waste diverted

34
Full-time green workers employed

1,000+
Clean-up drives organised



Safai Mitras segregating waste on conveyor belt at Material Recovery Facility in Bastar, Chhattisgarh*



Safai Mitras with E-Rickshaws provided for effective waste collection at Bastar, Chhattisgarh*

*Representative image from a Parivartan project

178 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Ensuring Access to Clean Drinking Water Access to Clean Drinking Water This FDP project, in alignment Outputs with the Central Government’s flagship initiative, Jal Jeevan 40 Mission (JJM)—‘Har Ghar Nal se Jal’, focused on ‘improving Villages covered in Lucknow and access to safe water among Sitapur Districts of Uttar Pradesh target communities by facilitating the construction of Outcomes water supply services, capacity building of communities to plan and manage their water 22% >97% demand and ultimately ensure Significant increase in daily Households reported water sustainability.’ water consumption before to be clear (no colour), with and after installation of taps no smell and no taste The project was implemented by the Aga Khan Foundation, an NGO which 9% 92% was supported by HDFC Bank. Significant decrease in Households have tap The key goal of the project was to expenditure incurred for connections installed under accomplish the target of delivering treatment of water-borne the FDP as the primary potable water via tap connections. diseases source of drinking water Over 60 per cent of the project beneficiaries were from Sitapur, 78% it was decided to select Sitapur district for the purpose of the Households did not have any tap connection Impact Assessment. prior to tap installation under the FDP As the FDP worked in line with the guidelines envisaged by the JJM, 17 out of 19 Village Water Sanitation Committees (VWSCs) were given training in the key components of the JJM. Jal Minar installation at Mahendragarh, Haryana* *Representative image from a Parivartan project Integrated Annual Report 2023-24 17 9

SOCIAL - COMMUNITY

Financial Literacy and Inclusion

In India, a significant portion of the population remains excluded from the formal economy, missing out on its advantages. Without basic financial literacy and inclusion, communities struggle to progress and engage with the broader world. Recognising this pressing need, we are committed to addressing financial exclusion by reaching out to the unbanked and under-banked populations in rural, semi-urban and urban areas across the country. As part of this effort, the Bank considers it a responsibility to promote financial awareness, particularly among marginalised sections of society, through various initiatives.

Additionally, we conduct financial literacy camps and support Self-Help Groups (SHGs) to promote financial awareness within communities. The primary objective of these initiatives is to empower individuals with the necessary knowledge to make informed decisions about their finances, thereby enhancing their financial well-being.

Dairy Support

The dairy support program is instrumental in facilitating a substantial shift in the payment methods of farmers, moving from cash transactions to digital banking. This transition effectively addresses the challenges associated with managing payments in the dairy sector and navigating a farmer in mainstream banking services. Women play a significant role in the dairy sector, contributing to various aspects of production, processing and management. In many states, women are actively involved in milking cows, feeding livestock, and ensuring animal health.

This project is vital to rural development & financial inclusion, playing a key role in advancing the progress and sustainability of the rural economy. This project further emphasises the larger CSR objective of Women Empowerment and facilitating their social and economic standard.

By fostering credit history and embracing digitisation, this program significantly elevates banking services for dairy farmers. This will also help in promoting healthy savings habits in farmers which is ultimately contributing to financial inclusion for the rural economy. Encouraging regular deposits, setting achievable savings goals and utilising interest-bearing accounts are effective strategies to build savings over time. By educating farmers on the importance of saving and providing access to financial services in rural areas, we can empower communities to secure their financial futures and participate more fully in the economy.

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Parivartan Excellence Awards 2023-24

HDFC Bank launched a new award series called the 'Parivartan Excellence Awards' to honor the untiring efforts of its CSR Implementation Partners.

The first edition of Parivartan Excellence Awards was successfully held on 14th February at ITC Grand Central, Mumbai. A total of 14 NGOs won across four focus areas. These were Education, Skilling, Natural Resource Management and Healthcare & Hygiene.

Representatives of the NGOs, senior officials from the Bank and strategic industry partners along with academicians attended the awards night. The evening saw a series of performances and inspiring talks by the Bank's senior leadership.


HDFC BANK
PARIVARTAN
Excellence
Winners at the Parivartan Excellence Awards FY24

Parivartan Small Grants Programme

HDFC Bank launched Parivartan Small Grants Programme aimed at supporting small-scale projects across India, focussing on Education, Healthcare & Hygiene, Skill Training & Livelihood Enhancement, and Environmental Sustainability.

Targeting rural, aspirational, tribal and North East regions, the programme supported 38 NGOs, leading to substantial social impact. The programme reached **5.02 lakh+ beneficiaries** and additionally, **12.58 lakh+ indirect beneficiaries**.

HDFC Bank Parivartan has catalyzed sustainable socio-economic development and positive change in the difficult as well as remote geographies, further leading to enhanced quality of life and well-being of the target populations.

Thematic Outreach

19
Promotion of Education

11
Healthcare & Hygiene

05
Skill Training & Livelihood Enhancement

03
Environmental Sustainability

Beneficiary Outreach

17.61 lakh+
Total

5.02 lakh+
Direct

12.58 lakh+
Indirect

Integrated Annual Report **2023-24** 181

NATION BUILDING

Dedicated to the Nation's Progress

HDFC Bank actively collaborates with various tiers of Government to support its nation-building initiatives. By partnering with central, state and local authorities, the Bank aids in the efficient collection of diverse revenue receipts and the disbursement of welfare schemes. Furthermore, HDFC Bank is committed to fuelling the growth of the Start-Up ecosystem and actively participates in the Government's efforts to foster financial inclusion.


INDIA

Collecting Taxes

HDFC Bank is one among the top three Agency Banks, according to data reported by the Press Information Bureau and Controller General of Accounts, Government of India. An area where the Bank has significantly stepped–up collections for the exchequer is e-freight services. Collections grew by 25 times as compared to the previous year.

Tax collections through the Bank witnessed a 6 per cent growth as compared to FY23 and crossed 10 lakh crore in FY24.

The Bank's leading position in the collection of taxes demonstrates its large customer base, wide distribution and strong commitment to leveraging its strengths to contribute to the overall development of the nation.

To enable collection of taxes, the Bank is integrated with various central Government systems including TIN 2.0 (Direct Tax), GSTN, ICEGATE (Custom Duties) and FOIS. Further, HDFC Bank is also integrated with the upgraded version of the ICEGATE platform for custom duty collections.

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Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Further the Bank has completed Digitalising Local Gram Panchayats play a crucial integration with the PRAKALP Portal Administration role in the development of the rural (Pratyaksh Kar Lekhankan Pranali), a HDFC Bank has continued to drive regions as they implement various system introduced by the Ministry of digitalisation of local administration centrally sponsored schemes. Finance for reporting of direct taxes by enabling tax collections for local The Bank has on-boarded 4,500 collected by banks. This is key for bodies and Gram Panchayats. plus Gram Panchayats for smooth the Government since the PRAKALP implementation of the Rashtriya Gram portal helps it optimise utilisation of the The Bank has aligned to the Swaraj Abhiyan (RGSA) Scheme and collected funds and therefore minimise Government’s Smart City Mission by collection of taxes through QR and its borrowings. integrating with Smart City Mobile PoS solutions. The Bank has also integrated with Apps. This has accelerated local eSampark centres in Chandigarh tax collections by delivering 24x7 which enables collection of tax availability of payment channels to through multiple modes across its citizens. 47 centres. Enabling Infrastructure Development The Government of India is focused on building infrastructure to fuel growth. The Bank works closely with Government agencies that drive such development efforts. It enables these Government entities to centrally monitor such projects for timely completion and disbursement of payments linked to delivery milestones. This has helped reduce delays and minimise cost overruns. Digitalise Land Streamline Online Collection Integration with Acquisition Finances of Lease Rentals the Government’s Auction Platform Availability of land The Bank has also To increase the The Bank’s collection is a key prerequisite helped in the digital efficiency of revenue channels like payment for infrastructure transformation of the collection from services gateways have been development. The Bank Dedicated Freight linked to national integrated with the has helped digitalise Corridor Corporation of highways like food- Government’s auction land acquisition as well India. It has helped the courts and petrol- platform to help as the compensation entity to streamline its pumps, the Bank has monetise its assets. process for those finances and simplify worked with National Assets worth over affected by the project. payments to vendors. Highways Logistics H20,000 crores were Management Limited (a auctioned last year. wholly owned subsidiary of National Highways Authority of India) to facilitate online collection of lease rentals from such service providers. Integrated Annual Report 2023-24 18 3

NATION BUILDING

Disbursement of Government Funds

HDFC Bank continues to be one of the leading banks to mobilise funds under the public welfare schemes. It has helped disburse over ₹1 lakh crore by processing 8.81 crore transactions. This represents approximately 39 per cent growth as compared to the previous fiscal.

The Bank also handled approximately 30 per cent of the total funds flowing from the Central Government to various beneficiaries under the aegis of Centrally Sponsored Schemes, Central Sector Schemes and the 15th Finance Commission.

HDFC Bank continues to be committed to supporting the evolving financial needs of the Government. It continues to invest in necessary capacity building and technology advancements to achieve this.

The Bank has also enhanced its own systems to ensure compliance with public expenditure guidelines.

The FARSight Dashboard launched last year has been extended to a wider base of Government departments. The dashboard helps monitor the flow and utilisation of funds at various levels of the administration.

Partnering with Institutions

The Bank aids education and religious institutions by advancing their digitalisation efforts, facilitating smooth fee and donation collection processes along with their day-to-day activities. It is working with more than 10,000 institutions to help digitalise their collections and payouts, thereby improving their overall efficiency.

The Bank continues to expand its presence in the key sectors of education and religious institutions. Relationships were established with eminent educational institutions like IIMs, NITs, BITS Pilani amongst others. Some prominent religious institutions on-boarded this past year include Shrinathji Temple - Nathdwara, Shri Badrinath Kedarnath Mandir Samiti, Catholic Mission of Western Bengal, Ramakrishna Mission, Sree Ayyappan Temple Trust and a chain of ISKCON temples.

Collect Now

The Bank’s Collect Now platform has gained momentum in the last year. This platform helps the Government manage its collections more efficiently. It brings 15+ online and offline payment modes together with realtime validations. This has not only provided ease of reconciliation but also provided them with a seamless onboarding experience. Importantly, it provides unique benefits such as:

•	Single settlement cycle for cards, UPI and other online modes

•	Unified payout reports across collection modes

•	A self–service dashboard for institutions to track their daily collections across various collection modes, generate refunds, send payment links to customers and generate QR codes amongst others

Facilitating Social Security

HDFC Bank provides tailor made financial products and services to assist pensioners. This includes pensioner-specific accounts,

investment options and retirement planning services aimed at maximising the value of their pension funds.

The Bank has appointed dedicated Nodal Officers for the continuous enhancement of its services to pensioners. It also participates regularly in Pension Adalats to understand the needs of this segment.

Further, the Bank has enhanced its internal systems for faster onboarding of pensioners through digital channels.

HDFC Bank has also extended its branch network for Defence pensioners to avail various pension services. This has been made possible by integrating with the SPARSH portal, a system implemented by the Principal Controller of Defence Accounts (Pension).

Further, for the convenience of senior citizens, the Bank has extended its Doorstep Banking services. Integration with Jeevan Praman portal of the Government of India has helped in submission of digital life certificate avoiding the need for a visit to a branch for this purpose.

Serving the Defence and Railway Establishments

HDFC Bank extends financial services to the service providers of the defence and railways sectors. This includes project financing, working capital loans and trade finance. It collaborates with Government agencies to facilitate payments, streamline financial processes and support initiatives aimed at enhancing the efficiency and effectiveness of these sectors.

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Supporting the Agricultural Economy

The Bank has played an important role in supporting the implementation of agri-based central and state schemes. This is done by way of timely disbursement of funds basis the integration done with various Government procurement platforms.

Keeping in line with Government's focus on strengthening the supply side of the market, HDFC Bank has provided an interface to Farmer Producer Organisations (FPOs) and co-operative societies to trade in agricultural produce. The integrated banking channels allow faster realisation of sales proceeds.

The Bank has integrated with an accounting platform specially built for Arthiyas (agricultural traders) which enables them to process payments to vendors, service providers and farmers.

Leveraging Government Partnerships to Fuel Entrepreneurship

HDFC Bank is a trusted partner to the larger Start-Up ecosystem and has also emerged as the preferred banker to unicorns.

The Bank provides a range of solutions to over 37,000 Start-Ups under its revamped flagship programme Start-Up | BuildUp which offers the following benefits:

- A Credit Guarantee Scheme for Start-Ups, borrowing opportunities from the Bank for those meeting specific criteria.
- Specialised group health insurance cover designed for Start-Ups with a minimum of 7 employees.
- Value-added services such as provision of legal handbooks and compliance calendars for customers to help Start-Ups be compliant.
- Commercial cards for both personal and professional expenses of founders, backed by Fixed Deposits.

Partnerships with Government-backed incubators has enabled the Bank to deliver a strong performance in what was a challenging year for the Indian Start-Up ecosystem. The Bank has forged partnerships with incubators associated with The Department of Science and Technology, Department of Biotechnology and NITI Aayog (Atal Innovation Mission) viz. AIC Jawaharlal National University, AIC Anna University, AIC Guru Gobind Singh Indraprastha University, IIM Kozhikode, IIT Guwahati amongst others in the past year.

In addition to this, the Bank has worked closely with the State Government nodal agencies supporting Start-Ups like Kerala Startup Mission, Karnataka Innovation and Technology Society, Department of MSME – Government of Madhya Pradesh, Uttar Pradesh Electronics Corporation under Department of IT & Electronics - Government of Uttar Pradesh.

HDFC Bank is also amongst the early movers in rolling out the Government's Credit Guarantee Scheme for Start-Ups (CGSS) catering to the borrowing requirements of Start-Ups registered with the Department for Promotion of Industry and Internal Trade (DPIIT).

Leveraging the HDFC Bank CSR Initiative

HDFC Bank Parivartan grants were given to 41 Incubators and 170 Start-Ups. These were executed in partnership with Start-Up India, an initiative of DPIIT. Additionally, the Bank also engaged with five nodal Government partners viz. Reserve Bank Innovation Hub, National Skill Development Corporation, Ministry of Food Processing Industries, Goa Startup Mission and Niti Aayog (Atal Innovation Mission) to provide grants to various Start-Ups focused on social causes and other areas of innovation like food innovation with focus on millets.

Integrated Annual Report **2023-24** 185

CONNECTING THE CAPITALS

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Committed to Holistic Value Creation

Connecting the Capitals

The Bank's objective is to ingrain integrated thinking into every aspect of business operations. We endeavour to strategise holistically, ensuring that our approach to resource allocation and overall business practices delivers value across all our capitals. As we move forward, we carefully consider the interplay of our financial, human, intellectual, social and environmental capitals. This integrated approach allows us to chart a path of progress that benefits all our stakeholders driving sustainable growth and fostering long-term success.

Finance						
Manufactured	The Bank is making consistent investments in expanding its reach including in deep-geographic locations. This is expected to realise long-term returns in tandem with deposit mobilisation trends as well increased cross-sell opportunities. In the current year, we opened 925 branches, of which over 52 per cent were in SURU regions.					
Intellectual	We continue to focus on harnessing technology through investments in innovative digital solutions and building a robust back-end infrastructure. Average customer uptime increased to 99.96 per cent (v/s 99.95 per cent in FY23).	The Bank is continuously enhancing its core banking infrastructure to improve agility and scalability enabling swift adaptation to market demands. Additionally, we also embrace omnichannel banking offering diverse options from branches to digital platforms.				
Human	The Bank prioritises talent acquisition, employee wellbeing, recognitions, and learning initiatives to ensure collective progress and excellence.	Committed to providing employees with a healthy, safe workplace, we ensure regular updates to our safety policies and processes. We conduct routine training sessions to keep our staff informed and prepared and we implement the latest safety technologies to protect our team.	In the current year, the Bank transitioned to the new Learning Management System (LMS), facilitating an efficient learning experience for all employees. Additionally, for the first time, we leveraged a technology platform for talent management, streamlining our approach to nurturing and retaining top talent.			
Social and Relationship	The Bank is committed to creating value for all its stakeholders. Under the ambit of Parivartan, we aim to create a lasting impact for the communities that we serve. In FY24 we spent ₹945.31 crore on CSR Initiatives	The Bank's extensive distribution network enables us to reach the underserved markets and contribute to nation building. We also leverage our network to strengthen our CSR reach. Many of our branches also facilitate financial literacy programmes to increase awareness.	In FY24, the Bank has launched various digital initiatives to enhance customer experience. For MSMEs, it introduced BizXpress, a one-stop solution for all banking needs. Additionally, as on March 2024, 16.5 lakh merchants were active on SmartHub Vyapar App.	HDFC Bank has a culture ecosystem focusing on Nurture, Care & Collaborate (NCC) ensuring every employee is equipped to succeed. In addition, we also enable our employees to contribute to the community through our volunteering programs.		
Natural	The ESG Strategy and the Sustainability Financing Framework drive climate action within the Bank. We remain committed to responsible financing practices. In addition, we are also investing in initiatives to reduce our operational footprint towards the strategic commitment to achieve carbon neutrality by FY32.	The Bank has a keen focus on sustainability, incorporating renewable energy into its day-to-day business. We have transitioned 12 of our branches to green power. Furthermore, till March 2024 we have commissioned 24 rooftop solar installations with a total capacity of approximately 720 kWp.	The Bank leverages digital systems and data analytics to gain valuable insight into energy consumption patterns, aiding in the reduction of emissions and optimising energy usage. Furthermore, digital products and services combined with automation, have enabled the Bank to effectively decrease paper waste generation.	At HDFC Bank, we believe that employee volunteering is an opportunity to strengthen the very fabric of society, cultivate a sense of community, enhance team cohesion and give back to society in meaningful ways. More than 4,000 hours were dedicated to volunteering this year including programmes related to plantation, sustainable food production.	The Bank, under its rural development initiative aims to support 25 per cent of households in each village with solar lights, biomass stoves, biogas plants, solar study lamps and irrigation units. In addition to this, we have also surpassed our tree plantation target, reaching 38 lakh trees exceeding our FY25 goal of 25 lakh.	
	Finance	**Manufactured**	**Intellectual**	**Human**	**Social and Relationship**	**Natural**

186 HDFC Bank Limited

Integrated Annual Report 2023-24 187

G O V E R N A N C E Driving The integration of HDFC Limited’s well known and respected home loan brand with HDFC Bank’s established reputation, wide Responsibility network, large customer base, and execution prowess, has further strengthened our positioning as a leading financial conglomerate and Trust in the Indian financial landscape. With an enhanced capacity to facilitate larger ticket loans, including those vital for infrastructure projects, our commitment to contributing to nation-building initiatives and fostering employment opportunities remains unwavering. Amidst this expanded role, we place greater emphasis on governance, viewing it as paramount to sustaining trust and credibility. Through stringent adherence to ethical principles, transparency in operations, and robust risk management frameworks, we ensure the integrity of our actions as we continue to serve as a cornerstone of India’s economic development At the helm, our Board of Directors, our operations, regulatory compliance, comprehensive whistle-blower policy. comprising diverse and seasoned information technology, and other Through the concerted efforts of our members, stands as the vanguard of vital areas. We are unwavering in our Board and Committees, we ensure governance. In collaboration with its commitment to the highest corporate transparency, accountability, and Committees, the Board establishes governance standards, which include integrity, thereby enabling sustainable policies and frameworks governing aligning executive compensation with growth and value creation. performance and implementing a 18 8 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements


GOVERNANCE FRAMEWORK
Shareholders
Regulators
Board of Directors
Audit Committee
Stakeholders' and Relationship Committee
Nomination and Remuneration Committee
Risk policy and monitoring Committee
CSR & ESG Committee
External & Internal auditors
Managing Director
Executive Director

Audit Committee

Capitals Impacted: F SR

Relevant Stakeholders:

Responsible for overseeing the company's financial reporting and internal controls and ensuring compliance with laws and regulations as applicable to the Bank.

Protecting Value in FY24

- Established and maintained robust processes, implementing best practices for internal control mechanisms
- Collaborated regularly with auditors, experts, and management to perform its duties and responsibilities efficiently.
- Exercised diligent oversight on critical regulatory submissions and reports.

100%
Independence Composition

Stakeholders' and Relationship Committee

Capitals Impacted: F H SR

Relevant Stakeholders:

Responsible for maintaining relationships with various stakeholders and overseeing the existing redressal mechanism in relation to stakeholders of the Bank.

Protecting Value in FY24

- Approved/ ratified allotment of shares to the employees of the Bank on exercise of stock options granted under the various Employees Stock Option Schemes.
- Monitored and ensured that grievances/complaints of investors are resolved in an timely manner.
- Ensured that required measures are taken for effective exercise of voting rights by shareholders

40%
Independence Composition

Integrated Annual Report 2023-24 189

GOVERNANCE

Nomination and Remuneration Committee

Capitals Impacted: H

Relevant Stakeholders:

Responsible in identifying persons qualified to become directors and who may be appointed in senior management along with specifying manner for effective evaluation of performance of the Board, its Committees and individual directors

Protecting Value in FY24

- Specified the manner for effective evaluation of performance of individual directors including independent directors, the Board and its Committees.
- Facilitated and recommended enhancements to the Board's composition.
- Implemented new stock-based incentives, including Restricted Stock Units.

100%
Independence Composition

Risk Policy and Monitoring Committee

Capitals Impacted: F

Relevant Stakeholders:

Supervising the implementation of the risk strategy and developing policies, framework, procedures and systems for managing risk and ensuring that these are adequate and appropriate to changing business conditions, structure and risk appetite of the Bank.

Protecting Value in FY24

- Administered the implementation of the Bank's risk strategy.
- Exercised diligent oversight on risk management and measurement models, including back-testing and benchmarking, to maintain a robust risk management framework.
- Reviewed the cyber security framework in Bank and evaluated the probable risks associated with cyber security and ensure that appropriate measures and procedures have been put in place to mitigate the same.

66.67%
Independence Composition

CSR & ESG Committee

Capitals Impacted: F SR N H

Relevant Stakeholders:

Responsible for identifying, executing and monitoring CSR projects and assist the Board and the Bank in ensuring legal and regulatory compliance with respect to its corporate social responsibility and reporting and communication to stakeholders on the Bank CSR & ESG initiatives.

Protecting Value in FY24

- Monitored the implementation of the Bank's CSR activities and ESG framework to ensure compliance to applicable regulatory requirements.
- Established a transparent monitoring mechanism for ensuring effective implementation of the CSR activities / projects.
- Reviewed the Bank's ESG disclosure including the Sustainability Report highlighting the Bank's ESG performance and prioritisation of material topics.

33.33%
Independence Composition

For details pertaining to other Board level Committees, please refer to our Corporate Governance Report.

190 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Board Diversity by Gender while complying with regulatory Ethics in conducting our business. We requirements through timely have also put in place a transparent FY24 9 disclosures. Our commitment to fair Grievance Redressal Mechanism 3 practices is evident in meticulously wherein customers can get a swift crafted policies, including our Share and effective resolution of any issues FY23 7 Dealing Code and Code of Practices they may encounter. For details on 3 and Procedures for Fair Disclosures. customer complaints and grievance Further, our Policy for Director redressed please refer to Annexure Male    Female Appointment and Fit and Proper 7 of Directors Report. We maintain Criteria, outlines a comprehensive a ‘Zero Tolerance’ stance against Culture of Transparency process for director appointment/ sexual harassment, supported by re-appointment and criteria for an internal committee dedicated to and Accountability identification of persons who are addressing such issues. For further At HDFC Bank, transparency and qualified as ‘fit and proper’ to become details, please refer to the section on accountability are fundamental to Directors on the Board. Additionally, POSH complaints in our Corporate our organisational ethos, guiding our Whistleblower Policy and Code Governance report. every aspect of our operations. of Ethics/ Conduct Compensation We adhere to global governance Policy underscore our commitment standards, ensuring clear and to integrity and ethical practices, equitable presentation of information integral to HDFC Bank’s culture. We are also guided by our Code of Integrated Annual Report 2023-24 19 1

G O V E RN A NC E Board Expertise and Competence BOARDS SKILL Our Board boasts a wide range of proficiencies among our members. enhance our governance processes. skills and expertise like accountancy, From financial acumen to industry This collective expertise ensures business management, banking, knowledge, our Board’s composition strategic oversight and drives payment and risk management etc. reflects a dedication to effective our unwavering commitment to We prioritise independence and decision-making and accountability. governance excellence. inclusion, ensuring a comprehensive Additionally, we actively solicit input blend of backgrounds and from external experts to continually A M B 8 L 7 C 7 1 1 K 12 D 6 1 Esteemed 1 Board of Directors 1 5 J 2 E 3 5 I F H G A. Business Management H. Law B. Finance I. Information Technology C. Risk Management J. Small Scale Industry D. Accountancy K. Co-operation E. Economics L. Human Resource F. Banking M. Agriculture and Rural Economy G. Payment and Settlement Systems For detailed insights into the skills and competence of our Board, please refer to our Corporate Governance Report. 19 2 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Our Policies and Frameworks In our commitment to fostering an ethical culture within the bank, we’ve meticulously crafted a comprehensive suite of policies and frameworks. We prioritise adherence to these guidelines, ensuring that they serve as the cornerstone of our operations and decision-making processes. OUR SUITE OF POLICIES AND FRAMEWORK Code of Conduct & Ethics Manual Diversity, Equity, Whistleblower Inclusion (DEI) Policy Policy Human rights ESG Policy Statement Anti-corruption, Anti-bribery, and Anti-money Laundering (AML) Code of Conduct & Ethics prohibits any involvement in child, Whistleblower Policy Manual forced, or compulsory labor within Our Whistleblower Policy offers a our operations and successfully Code of Conduct and Ethics manual thorough framework for receiving and addresses issues related to verbal of the bank guides all the employees resolving complaints or grievances abuse of employees and Sexual including senior management from stakeholders. These complaints abuse or Harassment. During the year, about upholding the values and addressed various concerns, there were no breaches pertaining to conducting business with ethical including instances of corruption, conflict of interest policy of the Bank. standards. Central to this commitment improper business practices, and is our adherence to our Code of Breaches related to Harassment behavioral issues. Conduct, which unequivocally in FY24—77 cases of Sexual Harassment were reported. Integrated Annual Report 2023-24 19 3

GOVERNANCE

In the fiscal year 2024, we handled a total of 156 whistleblower complaints from diverse stakeholders, such as shareholders, employees, customers, and value chain partners.

Human Rights Statement Policy

HDFC Bank places great importance on upholding the principles of human rights as outlined in the Universal Declaration of Human Rights by the United Nations. Our Human Rights statement policy underscores our unwavering commitment to conducting business with ethical integrity and advocacy for human rights. We are committed to implementing robust policies and processes aimed at safeguarding and advancing the fundamental human rights in all our dealings with our stakeholders. Our model code of conduct upholds fundamental principles of human rights.

Total Number of hours on Human Rights training is 142,185.

Anti-corruption, Anti-bribery, and Anti-money Laundering (AML)

Demonstrating our commitment to combat corruption, bribery, and money laundering, we've implemented focused initiatives covering critical domains such as Prevention of Corruption Act, Code of Conduct & Ethics Policy, Trade-based Money Laundering, and Know Your Customer (KYC) and Anti-Money Laundering (AML) regulations. Under these initiatives, we provide comprehensive training to our employees on anti-corruption, anti-bribery, and anti-money laundering practices.

No of Employees Trained on Anti-Corruption, AML and KYC Trainings In FY24 : 199,396

ESG Policy

In 2019, we introduced a board-governed environmental policy, emphasising our dedication to environmental responsibility.

This policy provides a structured approach to addressing and managing environmental risks, impacts, and opportunities within our operations. Since officially recognising sustainability as our fifth core value in FY 2014-15, it has become an integral part of our corporate identity. Our Environmental, Social, and Governance (ESG) practices are closely aligned with our strategic objectives, showcasing our increased emphasis and investment in this domain.

Diversity, Equity, Inclusion (DEI) Policy

The Bank is firmly committed to fostering an Inclusive work environment where diversity is celebrated, and equity is prioritised. We believe it is fundamental to our continued progress and integral to who we are as an organisation. Inclusion stands as a cornerstone of our culture framework The 'HDFC Bank Way.' We are dedicated to the pursuit of ensuring every individual feels valued and respected.



Apart from the above, we also have tax policy and information security / cyber security policy. For accessing other policies please refer to https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

194 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements ESG Governance established a robust governance by HDFC Bank in India. While initially structure to ensure alignment tailored to our operations within the At HDFC Bank, our dedication to between our ESG approach and country, this framework lays the environmental, social, and governance strategic objectives. foundation for potential expansion to (ESG) principles is deeply ingrained ESG is a key focus area for us, driving subsidiaries and offshore offices. With in our organisational ethos. We a fundamental shift in our business annual reviews and updates ratified by recognise the pivotal role of ESG in outlook. Our ESG policy framework both our ESG and CSR Committees, shaping not only our operations but serves as the cornerstone guiding all we ensure continual refinement and also the experiences we deliver to initiatives and activities undertaken effectiveness in fostering sustainable all stakeholders. As such, we have practices and outcomes. ESG GOVERNANCE FRAMEWORK Board of Directors Guided by CSR and ESG Committee ESG Apex Council Oversee Bank’s Responsible for overseeing sustainability sustainability and climate initiatives, reporting, climate change change initiatives. disclosure and internal projects aimed at reducing Bank’s Overall emissions ESG Working Groups Product Environment Social and Responsibility Governance Oversees the Bank’s Evaluates ESG environmental impact Focuses on risks, including from its operations workplace policies climate risks, in the and governance existing portfolio and initiatives. identifies ESG-linked opportunities. Structure ensures that ESG matters are consistently addressed and integrated into the Bank’s operations. Integrated Annual Report 2023-24 19 5

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

BOARD OF DIRECTORS



NRC
RPMC
ITSC

Mr. Atanu Chakraborty
Part-time Chairman and Independent Director



AC
NRC
RPMC
RCWDI
RCNCB
ITSC
ISC

Mr. M. D. Ranganath
Independent Director



NRC
SRC
RPMC
CSC
CAC
PC
RCWDI
RCNCB
ISC

Mr. Sandeep Parekh
Independent Director



SRC
ISC

Mr. Keki Mistry
Non-Executive (Non-Independent) Director



PC
SRC
CSR & ESG
RPMC
FMC
CAC

Mrs. Renu Karnad
Non-Executive (Non-Independent) Director



RCWDI
RCNCB
RPMC
FMC
CSC
ITSC

Mr. Sashidhar Jagdishan
Managing Director & Chief Executive Officer



CSR & ESG
CSC
PC
ITSC

Dr. (Mrs.) Sunita Maheshwari
Independent Director



RPMC
ATC
AC
SRC
FMC

Mrs. Lily Vadera
Independent Director



FMC
AC
NRC

Dr. (Mr.) Harsh Kumar Bhanwala
Independent Director



SRC
CSR & ESG
FMC
CSC
CAC
RCWDI
RCNCB

Mr. Kaizad Bharucha
Deputy Managing Director



ATC

Mr. Bhavesh Zaveri
Executive Director



Mr. V. Srinivasa Rangan
Executive Director

AC	Audit Committee
NRC	Nomination and Remuneration Committee
SRC	Stakeholders' Relationship Committee
RPMC	Risk Policy and Monitoring Committee
CSR & ESG	CSR & ESG Committee
CAC	Credit Approval Committee
ITSC	IT Strategy Committee
FMC	Fraud Monitoring Committee
CSC	Customer Service Committee
PC	Premises Committee
ISC	Investments Strategy Committee
ATC	Allotment and Transfer Committee
RCWDI	Review Committee for Wilful Defaulter's Identification
RCNCB	Review Committee for Non-Cooperative Borrowers
■	Chairperson
■	Member

For more details about the Board, please refer to our Corporate Governance Report

Length of service of Directors on the Board of HDFC Bank (Years)

<3
3-8
>8



Age group of Directors (Years)

51 to 60
61 to 70
> 70



% of Independent Directors on the Board of the Bank

50

Women Directors on the Board

3

196 HDFC Bank Limited

Integrated Annual Report 2023-24 197

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

LEADERSHIP TEAM


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32

1
Abhijit Singh
Group Head-BaaS,Digital Ecosystem and International Banking

2
Anjani Rathor
Chief Digital Officer

3
Arup Rakshit
Group Head - Treasury

4
Arvind Vohra
Group Head - Retail Assets

5
Ashima Bhat
Group Head - Virtual managed channels,Virtual Care,Virtual Sales, NR-Virtual RM's,Business Enhancement Unit, Channel Enablement Group & Infrastructure

6
Ashish Parthasarthy
Group Head - Branch Banking, Infrastructure, Treasury & Virtual Channels

7
Benjamin Frank
Group Head-Wholesale Credit-CB

8
Bhavesh Zaveri
Executive Director – Operations, ATM, and Administration

9
Jimmy Tata
Chief Credit Officer

10
Kaizad Bharucha
Deputy Managing Director – (Corporate Banking, PSUs, Capital & Commodities Markets, Realty Business Finance, Inclusive Banking Initiatives Group, Corporate Social Responsibility and Environmental Social Governance and Designated Director for AML, Oversight & monitoring Internal Ombudsman)

11
Nirav Shah
Group Head - Corporate Banking

12
Parag Rao
Group Head - Payments, Liability Products, Consumer Finance & Marketing

13
Prashant Mehra
Group Head - Collections, Credit Intelligence and Control, Debt Management

14
Rahul Shukla
Group Head-Commercial and Rural Banking

15
Rakesh Rajput
Chief Compliance Officer

16
Rakesh Singh
Group Head –Investment Banking, Private Banking Group, Offshore International Banking, Thematic Research, Digital ecosystem banking, BaaS

17
Ramesh Lakshminarayanan
Chief Information Officer

18
Raveesh Bhatia
Group Head-Emerging Corporates Group and Health Care Finance

19
Ravi Santhanam
Chief Marketing Officer , Head - Direct to Consumer Business

20
Sampath Kumar
Group Head-Retail Branch Banking-2

21
Sanmoy Chakrabarti
Chief Risk Officer

22
Sashidhar Jagdishan
Managing Director

23
Smita Bhagat
Group Head-Retail Branch Banking-1

24
Srinivasan Vaidyanathan
Chief Financial Officer

25
Sudhir Jha
Group Head - Legal & Secretarial

26
Suketu Kapadia[1]
Group Head - Internal Audit

27
Sumant Rampal[2]
Group Head - Business Banking Working Capital, Rural Banking Group and SLI

28
Sundaresan M
Group Head - Retail Credit Strategy and Control, INF Credit, Credit Analytics and Innovation & Credit Bureau Management

29
V. Chakrapani[3]
Group Head-Internal Audit & QIG

30
V. Srinivasa Rangan
Executive Director – Legal and Secretarial, Fraud & Vigilance, Ethics Office, Information Security Group, Group Oversight Department

31
Vinay Razdan
Chief Human Resources Officer

32
Vinayak Mavinkurve
Group Head – Realty Business Finance

---

[1] Mr. Suketu Kapadia was appointed as Group Head Internal Audit with effect from April 1, 2024

[2] Mr. Sumant Rampal ceased to be Group Head - Business Banking Working Capital, Rural Banking Group and SLI with effect from closure of the business hours as on 31st March 2024. He was appointed as Group Head – Mortgage business (Home loan, LAP and HDFC Sales) with effect from April 1, 2024.

[3] Mr. V. Chakrapani ceased to be a Group Head –Internal Audit and Quality Initiative Group with effect from closure of the business hours on as on 31st March 2024. Subsequently, he was appointed as Group Head Change Agent with effect from April 1, 2024.

Mr. Arvind Kapil ceased to be Group Head – Mortgage business (Home loan, LAP and HDFC Sales) with effect from closure of the business hours as on April 26, 2024

Mr. Tushar Vikram ceased to be Group Head – Investment Banking with effect from closure of the business hours as on May 10, 2024

198 HDFC Bank Limited

Integrated Annual Report 2023-24 199

10 YEAR FINANCIAL HIGHLIGHTS

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Unparalleled Progress

₹ Crore

	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
Interest income	48,469.91	60,221.45	69,305.96	80,241.35	98,972.05	1,14,812.65	1,20,858.23	1,27,753.12	1,61,585.54	2,58,340.58
Interest expense	26,074.23	32,629.93	36,166.74	40,146.49	50,728.83	58,626.40	55,978.66	55,743.53	74,743.32	1,49,808.10
Net interest income	**22,395.68**	**27,591.52**	**33,139.22**	**40,094.86**	**48,243.22**	**56,186.25**	**64,879.57**	**72,009.59**	**86,842.22**	**1,08,532.48**
Other income	8,996.34	10,751.72	12,296.49	15,220.31	17,625.87	23,260.82	25,204.89	29,509.90	31,214.83	49,241.00
Net revenues	**31,392.02**	**38,343.24**	**45,435.71**	**55,315.17**	**65,869.09**	**79,447.07**	**90,084.46**	**1,01,519.49**	**1,18,057.05**	**1,57,773.48**
Operating costs	13,987.55	16,979.69	19,703.32	22,690.36	26,119.37	30,697.53	32,722.63	37,442.19	47,652.08	63,386.02
Operating result	**17,404.47**	**21,363.55**	**25,732.39**	**32,624.81**	**39,749.72**	**48,749.54**	**57,361.83**	**64,077.30**	**70,404.97**	**94,387.46**
Provisions and contingencies	2,075.75	2,725.61	3,593.30	5,927.49	7,550.08	12,142.39	15,702.85	15,061.83	11,919.66	23,492.15
Loan loss provisions	1,723.58	2,133.63	3,145.30	4,910.43	6,394.11	9,083.32	11,450.19	10,119.38	11,783.25	10,764.66
Others	352.17	591.98	448.00	1,017.06	1,155.97	3,059.07	4,252.66	4,942.45	136.41	12,727.49
Profit before tax	**15,328.72**	**18,637.94**	**22,139.09**	**26,697.32**	**32,199.64**	**36,607.15**	**41,658.98**	**49,015.47**	**58,485.31**	**70,895.31**
Provision for taxation	5,112.80	6,341.71	7,589.43	9,210.57	11,121.50	10,349.84	10,542.46	12,054.12	14,376.60	10,083.03
Profit after tax	**10,215.92**	**12,296.23**	**14,549.66**	**17,486.75**	**21,078.14**	**26,257.31**	**31,116.52**	**36,961.35**	**44,108.71**	**60,812.28**
Funds :										
Deposits	4,50,795.65	5,46,424.19	6,43,639.66	7,88,770.64	9,23,140.93	11,47,502.29	13,35,060.22	15,59,217.44	18,83,394.65	23,79,786.28
Subordinated debt	16,254.90	15,090.45	13,182.00	21,107.00	18,232.00	18,232.00	17,127.00	21,795.25	33,956.00	34,079.50
Stockholders' equity	62,009.42	72,677.77	89,462.38	1,06,295.03	1,49,206.32	1,70,986.03	2,03,720.83	2,40,092.94	2,80,199.01	4,40,245.81
Working funds	5,95,695.13	7,40,796.07	8,63,840.19	10,63,934.32	12,44,540.69	15,30,511.26	17,46,870.52	20,68,535.05	24,66,081.47	36,17,623.09
Loans	3,65,495.04	4,64,593.96	5,54,568.20	6,58,333.09	8,19,401.22	9,93,702.88	11,32,836.63	13,68,820.93	16,00,585.90	24,84,861.52
Investments	1,56,833.82	1,95,836.29	2,14,463.34	2,42,200.24	2,93,116.07	3,91,826.66	4,43,728.29	4,55,535.69	5,17,001.43	7,02,414.96
Key Ratios :										
Earnings per share (₹)[1]	21.08	24.42	28.59	33.88	39.33	48.01	56.58	66.80	79.25	85.83
Return on equity	20.36%	17.97%	18.04%	18.22%	16.30%	16.76%	16.60%	16.90%	17.39%	16.10%
Tier 1 capital ratio	13.66%	13.22%	12.79%	13.25%	15.78%	17.23%	17.56%	17.87%	17.13%	16.79%
Total capital ratio	16.79%	15.53%	14.55%	14.82%	17.11%	18.52%	18.79%	18.90%	19.26%	18.80%
Dividend per share (₹)[1]	4.00	4.75	5.50	6.50	7.50	Nil[3]	6.50[4]	15.50	19.00	19.50[5]
Dividend payout ratio	23.62%	23.51%	23.32%	23.26%	23.36%	NA[3]	11.54%[4]	23.28%	24.07%	24.38%[5]
Book value per share as at March 31 (₹)[1]	123.70	143.74	174.56	204.80	273.94	311.83	369.54	432.95	502.17	579.51
Market price per share as at March 31 (₹)[2]	511.35	535.58	721.28	964.50	1,159.45	861.90	1,493.65	1,470.35	1,609.55	1,447.90
Price to earnings ratio	24.26	21.93	25.23	28.47	29.48	17.95	26.40	22.01	20.31	16.87

₹ 1 Crore = ₹ 10 Million

The figures for the year ended March 31, 2024 include the operations of erstwhile HDFC Ltd which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same

[1] Figures for the years prior to 2019-2020 have been adjusted to reflect the effect of split of equity shares from nominal value of ₹ 2 each into two equity shares of nominal value of ₹ 1 each

[2] Source : NSE (prices for years prior to 2019-2020 have been divided by two to reflect the sub-division of shares)

[3] Basis RBI notifications dated April 17, 2020 and December 4, 2020

[4] Basis RBI notification dated April 22, 2021

[5] Proposed

200 HDFC Bank Limited

Integrated Annual Report 2023-24 201

AWARDS

Celebrating Excellence

The Economic Times Awards for Corporate Excellence 2023
Conscious Corporate of the Year

The Asian Banker Leadership Achievement Awards 2024
Mr. Sashidhar Jagdishan - CEO of the Year in Asia Pacific

Asiamoney Best Bank Awards 2023
India's Best Domestic Corporate Bank
India's Best Bank for SMEs

The Global Private Banking Awards 2023
Best Private Bank for Education and Training of Private Bankers (Asia)
Best Private Bank for Growth Strategy (Asia)

Great Place To Work Institute
Certified as 'Great Place To Work' for FY 2023-24

Indian Banks Association's (IBA) Annual Banking Technology Awards 2023
Best Digital Engagement (Private Sector Bank)

BT-KPMG Best Banks Awards
Best Bank of the Year (Joint Winner)
Best Large Indian Bank

Financial Express Best Banks Awards 2023
Best Private Sector Bank

Business Today – Taggd Survey - Best Companies To Work For In India
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202 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements ASSURANCE STATEMENT Price Waterhouse LLP Chartered Accountants Independent Practitioner’s Limited Assurance Report on Identified Sustainability Information in HDFC Bank Limited’s Integrated Annual Report To the Board of Directors of HDFC Bank Limited We have undertaken to perform a limited assurance engagement for HDFC Bank Limited (the “Bank”) vide our Engagement Letter dated March 15, 2024 read with amendment thereto dated June 28, 2024 in respect of the agreed Sustainability Information referred in “Identified Sustainability Information” paragraph below (the “Identified Sustainability Information’) in accordance with the Criteria stated in the “Criteria” paragraph below. The Identified Sustainability Information is included in the “GRI Content Index” section in the Integrated Annual Report (the “Integrated Annual Report”) of the Bank for the financial year ended March 31, 2024. This engagement was conducted by a team comprising assurance practitioners and environment experts. Identified Sustainability Information The Identified Sustainability Information for the financial year ended March 31, 2024 is summarised in Appendix 1 to this report. Our limited assurance engagement was with respect to the financial year ended March 31, 2024 information only and we have not performed any procedures with respect to prior periods or any other elements included in the Integrated Annual Report and, therefore, do not express any conclusion thereon. Criteria The criteria used by the Bank to prepare the Identified Sustainability Information for inclusion in the Integrated Annual Report is the Global Reporting Initiatives Standards (“GRI Standards”) 2021 as set out under Appendix 1 to this report (the ‘‘Criteria”). Management’s Responsibilities The Bank’s Management is responsible for selecting or establishing suitable criteria for preparing the Identified Sustainability Information, taking into account applicable laws and regulations, related to reporting on the Identified Sustainability Information, identification of key aspects, engagement with stakeholders, and content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation of the Integrated Annual Report, and measurement of Identified Sustainability Information, which are free from material misstatement, whether due to fraud or error. Price Waterhouse LLP, Building No. 8, 8th floor, Tower – B, DLF Cyber City, Gurugram – 122002T: +91 (124) 4620000, F: +91 (124) 4620620 Registered office and Head office: Plot No. 56 & 57 Block DN, Sector V Salt Lake Kolkata—700091 Price Waterhouse (a Partnership Firm) converted into Price Waterhouse LLP (a Limited Liability Partnership with LLP identity no: LLPIN AAS-3673 with effect from April 22, 2023. Post its conversion to Price Waterhouse LLP, its ICAI registered number is IFRN 301112E/E300264 (ICAI registration number before conversion was 3011112E) Integrated Annual Report 2023-24 203

ASSURANCE STATEMENT

Price Waterhouse LLP
Chartered Accountants

Inherent limitations in preparing the Identified Sustainability Information

The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between entities. In addition, Greenhouse Gas ("GHG") quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases.

Our Independence and Quality Control

We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") and the International Code of Ethics for Professional Accountants (including International Independence Standards) ("IESBA Code") issued by the International Ethics Standard Board for Accountants, which is founded on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Price Waterhouse LLP (the "Firm") applies Standard on Quality Control 1 "Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements", the International Standard on Quality Management ("ISQM") 1 "Quality Management for Firms that perform Audits or Reviews of Financials Statements, or Other Assurance or Related Services Engagements" and ISQM 2 "Engagement Quality reviews" and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Practitioner's Responsibilities

Our responsibility is to express a limited assurance conclusion on the Identified Sustainability Information based on the procedures we have performed and evidence we have obtained.

We conducted our limited assurance engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, "Assurance Engagements on Sustainability Information" and the Standard on Assurance Engagements (SAE) 3410 "Assurance Engagements on Greenhouse Gas Statements", both issued by the Sustainability Reporting Standards Board of the ICAI and the International Standard on Assurance Engagement ("ISAE") 3000 (Revised) "Assurance Engagements other than Audits or Reviews of Historical Financial Information" and the ISAE 3410 "Assurance Engagements on Greenhouse Gas Statements" both issued by the International Auditing and Assurance Standards Board (collectively referred to as "the Standards"). These Standards require that we plan and perform our engagement to obtain limited assurance about whether the Identified Sustainability Information is free from material misstatement.

A limited assurance engagement involves assessing the suitability in the circumstances of the Bank's use of the Criteria as the basis for the preparation of the Identified Sustainability Information, assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the Identified Sustainability Information.

Price Waterhouse LLP Chartered Accountants Gurugram

204 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Price Waterhouse LLP Chartered Accountants A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies and agreeing or reconciling with underlying records. Given the circumstances of the engagement, in performing the procedures referred above, we: ,· Obtained an understanding of the Identified Sustainability Information and related disclosures. ,· Obtained an understanding of the assessment criteria and their suitability for the evaluation and /or measurements of the Identified Sustainability Information. ,· Made enquiries of Bank’s Management, including those responsible for Sustainability, Environmental Social Governance (ESG), Corporate Social Responsibility (CSR), Human Resource (HR) etc. and those with responsibility for managing the Bank’s Integrated Annual Report. ,· Obtained an understanding and performed an evaluation of the keysystems and processes for managing, recording and reporting on the Identified Sustainability Information. This did not include testing of the design and operating effectiveness of the management systems and controls. ,· Based on above understanding and the risks that the Identified Sustainability Information may be materially misstated, determined the nature, timing and extent of further procedures. ,· Checked the consolidation for various branches, offices and other locations under the Standalone reporting boundary (as mentioned in the Integrated Annual Report) for ensuring the completeness of data being reported ,· Performed limited substantive testing on a sample basis of the Identified Sustainability Information for various branches, offices and other locations under the Standalone reporting boundary. (as mentioned in the Integrated Annual Report) to verify that data had been appropriately measured with underlying documents recorded, collated and reported, This included assessing records and performing testing including recalculation of sample data ,· Where applicable for the Identified Sustainability Information in the integrated report. we have relied on thein the audited standalone financial statements of the Bank for the year ended March 31, 20024 and the underlying trial balance. ,· Assessed the level of adherence to GRI Standards, 2021, by the Bank in preparing the Identified Sustainability Information in the Integrated Annual Report. ,· Assessed the Integrated Annual Report for detecting, on a test basis, any major anomalies between the information reported in the Integrated Annual Report on performance with respect to Identified Sustainability Information and relevant source data/information. ,· Evaluated the reasonableness and appropriateness of significant estimates and judgements made by the Management in the preparation of the Identified Sustainability Information. ,· Obtained representations from Bank’s Management. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance opinion about whether the Identified Sustainability Information have been prepared, in all material respects, in accordance with the Criteria.Integrated Annual Report 2023-24 205

ASSURANCE STATEMENT Price Waterhouse LLP Chartered Accountants Exclusions Our limited assurance scope excludes the following and, therefore, we do not express a conclusion on the same: ,· Operations of the Bank other than the Identified Sustainability Information listed in Appendix 1. ,· Aspects of the Integrated Annual Report and data/ information (qualitative or quantitative) included in the Integrated Annual Report other than the Identified Sustainability Information. ,· Data and information outside the defined reporting period, i.e., the financial year ended March 31, 2024. ,· The statements that describe expression of opinion, belief, aspiration, expectation, aim or future intentions provided by the Bank and testing or assessing any forward-looking assertions and/ or data. Limited Assurance Conclusion Based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the Bank’s Identified Sustainability Information summarised in Appendix 1 to this report and included in the Integrated Annual Report for the financial year ended March 31, 2024 is not prepared, in all material respects, in accordance with the Criteria. Emphasis of Matter We draw attention to ‘About the report’ section of the Integrated Annual Report, in respect of the composite scheme for the amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited into and with erstwhile Housing Development Finance Corporation Limited (“erstwhile HDFC Limited”); and (ii) erstwhile HDFC Limited into and with the Bank, and the change in methodologies/ assumptions considered by the Bank in current financial year’s disclosures in respect of Scope t Emissions. Our conclusion is not modified in respect of this matter. Restriction on Use Our obligations in respect of this report are entirely separate from, and our responsibility and liability is in no way changed by, any other role we may have (or may have had) as auditors of the Bank or otherwise. Nothing in this report, nor anything said or done in the course of or in connection with the services that are the subject of this report, will extend any duty of care we may have in our capacity as auditors of the Bank. 206 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Price Waterhouse LLP Chartered Accountants This report has been issued at the request of the Board of Directors of the Bank to whom it is addressed, solely to assist the Bank in reporting Bank’s sustainability performance and activities, and for publishing the report in the Integrated Report. Our report should not be used for any other purpose or by any person other than the addressees of our report. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing. For Price Waterhouse LLP Chartered Accountants Firm Registration Number: 301112E/E300264 Heman Sabbarwal Partner Membership Number: 093263 UDIN: 24093263BKFGLL9577 Place: Gurugram Date: July 09, 2024 Integrated Annual Report 2023-24 207

ASSURANCE STATEMENT

Price Waterhouse LLP
Chartered Accountants

Appendix 1

Identified Sustainability Information

Sr. No.	GRI Indicator Reference	Indicator description
1	GRI-2-7	Employees
2	302-1	Energy Consumption within the organization
3	302-3	Energy Intensity
4	305-1	Direct (Scope 1) GHG emissions
5	305-2	Energy indirect (Scope 2) GHG emissions
6	305-3	Other Indirect (Scope 3) GHG Emissions
7	305-4	GHG emissions intensity
8	401-1	New employee hires and turnover
9	401-3	Parental Leave
10	404-1	Average Hours of training per year per employee
11	404-2	Programs for upgrading employee skills and transition assistance programs
12	405-1	Diversity of governance bodies and employees
13	413-1	Operations with local community engagement, impact assessment, and development programs

208 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

GRI INDEX

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
General Disclosures				
GRI 2: General Disclosures	2-1	Organisational details	14-15, 430	Our Extensive Distribution Network; Schedule 17 (SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS)
	2-2	Entities included in the organisation's sustainability reporting	4	About the Report
	2-3	Reporting period, frequency and contact point	4	About the Report
	2-4	Restatements of information	4	About the Report
	2-5	External assurance	4	About the Report
	2-6	Activities, value chain and other business relationships	10-13, 14-17	Harnessing Collective Strength; Our Extensive Distribution Network
	2-7	Employees	142-143	Accelerated journey on Diversity, Equity and Inclusion
	2-8	Workers who are not employees	530	Employees
	2-9	Governance structure and composition	189-197, 492-493	Driving responsibility and trust; Report on Corporate Governance
	2-10	Nomination and selection of the highest governance body	188-190, 488-489	Driving responsibility and trust; Report on Corporate Governance
	2-11	Chair of the highest governance body	188-190	Driving responsibility and trust
	2-12	Role of the highest governance body in overseeing the management of impacts	195-197, 503	ESG Governance; Report on Corporate Governance
	2-13	Delegation of responsibility for managing impacts	74-75	Securing our future
	2-14	Role of the highest governance body in sustainability reporting	195-197	Driving responsibility and trust
	2-15	Conflicts of interest	541, 543	Business Responsibility and Sustainability Report
	2-16	Communication of critical concerns	525-526	Means of Communication
	2-17	Collective knowledge of the highest governance body	498-499	Report on Corporate Governance
	2-18	Evaluation of the performance of the highest governance body	253-254	Directors' Report
	2-19	Remuneration policies	355-368	Disclosures on Remuneration
	2-20	Process to determine remuneration	355-368	Disclosures on Remuneration
	2-21	Annual total compensation ratio	271	Annexure 5 to Directors' Report
	2-22	Statement on sustainable development strategy	18-25	Message from the MD & CEO
	2-23	Policy commitments	193-194	Our policies and frameworks
	2-24	Embedding policy commitments	193-194, 537-538	Our policies and frameworks; Management and Process Disclosures
	2-25	Processes to remediate negative impacts	36-37, 121-122, 532-533, 556, 573	Building trust and understanding needs; Customers at the Heart of Everything; Business Responsibility and Sustainability Report
	2-26	Mechanisms for seeking advice and raising concerns	36-37	Building trust and understanding needs
	2-27	Compliance with laws and regulations	96-97, 158-160	Driving Environmental Change; Enabling Community Growth
	2-28	Membership associations	568	Business Responsibility and Sustainability Report
	2-29	Approach to stakeholder engagement	35	Building trust and understanding needs
	2-30	Collective bargaining agreement	154	Employee Wellness

Integrated Annual Report **2023-24** 209

GRI INDEX

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
Material Topics				
GRI 3: Material Topics 2021	3-1	Process to determine material topics	38-39	Aligning for impact
	3-2	List of material topics	40	Aligning for impact
	3-3	Management of material topics	41-49	Aligning for impact
GRI 200: Economic				
GRI 3: Material Topics 2021	3-3	Management of material topics	41, 47, 49	Aligning for impact
Economic Performance	201-1	Direct economic value generated and distributed	27, 200-201, 217	Delivering consistent and profitable growth; Unparalleled progress, Directors' Report
	201-2	Financial implications and other risks and opportunities due to climate change	109-119	Climate Risk-related Disclosures
	201-3	Defined benefit plan obligations and other retirement plans	547	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	42,48	Aligning for impact
Market Presence	202-1	Ratios of standard entry-level wage by gender compared to local minimum wage	555	Business Responsibility and Sustainability Report
	202-2	Proportion of senior management hired from the local community	188-191	Driving responsibility and trust
GRI 3: Material Topics 2021	3-3	Management of material topics	41, 47, 48	Aligning for impact
Indirect Economic Impacts	203-1	Infrastructure investments and services supported	158-181	Enabling Community Growth
	203-2	Significant indirect economic impacts	158-181	Enabling Community Growth
GRI 3: Material Topics 2021	3-3	Management of material topics	49	Aligning for impact
Procurement Practices	204-1	Proportion of spending on local suppliers	569	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	44, 193-194	Aligning for impact; Driving responsibility and trust
Anti-corruption	205-1	Operations assessed for risks related to corruption	193-194	Driving responsibility and trust
	205-2	Communication and training about anti-corruption policies and procedures	193-194, 540-541	Driving responsibility and trust; Business Responsibility and Sustainability Report
	205-3	Confirmed incidents of corruption and actions taken	540-541	Business Responsibility and Sustainability report
GRI 3: Material Topics 2021	3-3	Management of material topics	44,193-194	Aligning for impact; Driving responsibility and trust
Anti-competitive Behavior	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	194	Driving responsibility and trust

210 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
GRI 300: Environment				
GRI 3: Material Topics 2021	3-3	Management of material topics		
Energy	302-1	Energy consumption within the organisation	98-99	Our Energy Performance
	302-3	Energy intensity	98	Our Energy Performance
	302-4	Reduction of energy consumption	98-100	Our Energy Performance
	302-5	Reductions in energy requirements of products and services	98-100	Our Energy Performance
GRI 3: Material Topics 2021	3-3	Management of material topics	45	Aligning for impact
Emissions	305-1	Direct (Scope 1) GHG emissions	101-103	GHG Emissions
	305-2	Energy indirect (Scope 2) GHG emissions	102-103	GHG Emissions
	305-3	Other indirect (Scope 3) GHG emissions	102-103	GHG Emissions
	305-4	GHG emissions intensity	102	GHG Emissions
	305-5	Reduction of GHG emissions	100-106	GHG Emissions; Measures to reduce GHG emissions
Waste	306-3	Waste generated	107	Waste Management
	306-4	Waste diverted from disposal	107	Waste Management
	306-5	Waste directed to disposal	107	Waste Management
GRI 3: Material Topics 2021	3-3	Management of material topics	49	Aligning for impact
Supplier Environmental Assessment	308-1	New suppliers that were screened using environmental criteria	96-108	Driving Environmental Change
	308-2	Negative environmental impacts in the supply chain and actions taken	96-108	Driving Environmental Change
GRI 400: Social				
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Employment	401-1	New employee hires and employee turnover	146, 147	Talent Acquisition
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	152-153	Employee Wellness
	401-3	Parental leave	145, 547	Accelerated journey on Diversity, Equity and Inclusion; Business Responsibility and Sustainability report
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Labor/ Management Relations	402-1	Minimum notice periods regarding operational changes	138-140	From Strength to Strength – 'The HDFC Bank Way'
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Occupational Health and Safety	403-3	Occupational health services	152-157	Employee Wellness
	403-4	Worker participation, consultation, and communication on occupational health and safety	152-157	Employee Wellness
	403-6	Promotion of worker health	152-157	Employee Wellness
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	152-157	Employee Wellness
	403-10	Work-related ill health	152-157	Employee Wellness

Integrated Annual Report **2023-24** 211

GRI INDEX

GRI Standard	Disclosure	Description	Page Number(s)	URL(s)/ Section
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Training and Education	404-1	Average hours of training per year per employee	151	Learning and Development
	404-2	Programs for upgrading employee skills and transition assistance programs	150, 151	Learning and Development
	404-3	Percentage of employees receiving regular performance and career development reviews	149-151	Learning and Development
GRI 3: Material Topics 2021	3-3	Management of material topics	42, 44	Aligning for impact
Diversity and Equal Opportunity	405-1	Diversity of governance bodies and employees	142, 191, 196	Accelerated journey on Diversity, Equity and Inclusion; Driving responsibility and trust
	405-2	Ratio of basic salary and remuneration of women to men	555-556	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Non-discrimination	406-1	Incidents of discrimination and corrective actions taken	556-558	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Security Practices	410-1	Security personnel trained in human rights policies or procedures	555	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	42	Aligning for impact
Human Rights Assessment	412-1	Operations that have been subject to human rights reviews or impact assessments	555-558	Business Responsibility and Sustainability Report
	412-2	Employee training on human rights policies or procedures	555	Business Responsibility and Sustainability Report
	412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	555-558	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	48	Aligning for impact
Local Communities	413-1	Operations with local community engagement, impact assessments, and development programs	160, 161	Enabling Community Growth
GRI 3: Material Topics 2021	3-3	Management of material topics	49	Aligning for impact
Supplier Social Assessment	414-1	New suppliers that were screened using social criteria	552-558	Business Responsibility and Sustainability Report
	414-2	Negative social impacts in the supply chain and actions taken	552-558	Business Responsibility and Sustainability Report
GRI 3: Material Topics 2021	3-3	Management of material topics	46	Aligning for impact
Customer Privacy	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	573-575	Business Responsibility and Sustainability Report

212 HDFC Bank Limited

Statutory and Financial Statements

DIRECTORS' REPORT

Dear Shareholders,

Your Directors take great pleasure in presenting the 30th Annual Report on the business and financial operations of your Bank, together with the audited accounts for the year ended March 31, 2024.

The Financial Year 2023-24 was a historic one as the merger of parent HDFC Limited with and into HDFC Bank was completed. This merger strengthened our position as a leading financial conglomerate with marquee financial services institutions like HDFC Life Insurance Company Limited, HDFC Asset Management Company Limited and HDFC ERGO General Insurance Company Limited becoming subsidiaries in addition to the existing ones, HDFC Securities Limited and HDB Financial Services Limited.

Coming to the macroeconomic environment, India is expected to be one of the fastest growing major economies in the world in the Financial Year 2024-25 with the RBI expecting GDP growth at 7.2 per cent.

Over the past three years, the Indian economy grew on an average by 8.3 per cent and at 8.2 per cent in FY24. GDP growth has been supported by an increase in capital expenditure with the Government doing the heavy lifting. Inflationary pressures have moderated over the last fiscal year with retail inflation averaging at 5.4 per cent in FY24 from 6.7 per cent in FY23.

On the global front, geopolitical tensions could act as a headwind for India's growth and inflation outlook. However, while these challenges may pose some risks the resilience and momentum shown by the domestic economy in recent years suggests that it is well-equipped to navigate any potential headwinds.

For more details, please refer to the Macroeconomic and Industry section on page no. 220.

Your Bank continued to grow in this environment by conducting its business responsibly and reinforcing its commitment to the environment and community at large.

Financial Parameters

The Bank's key financial parameters continued to be healthy, primarily attributable to its robust credit evaluation of targeted customers and a well-diversified loan book across sectors, customer segments and products. Its performance is an outcome of its disciplined approach to managing risk and return.

The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

Based on Standalone Financial Statements

The income statement reflected a growth in revenue comprising Net Interest Income and Non Interest Income. While the former grew by 25.0 per cent, the latter grew by 57.7 per cent year-on-year. On an overall basis, Total Net Revenue for the year ended March 31, 2024, reached ₹ 1,57,773.5 crore, reflecting an increase of 33.6 per cent over the previous year.


Net Revenue Distribution
200,000
150,000
100,000
50,000
0
33.6
57.7%
25.0%
31,215
86,842
49,241
108,532
FY 2022-23
FY 2023-24
Net Interest Income
Non-Interest Income

Net Profit increased by 37.9 per cent to ₹ 60,812.3 crore from ₹ 44,108.7 crore. Return on Average Net Worth was 16.09 per cent while Basic Earnings Per Share was ₹ 85.83 up from ₹ 79.25.


Net Profit
70,000.0
60,000.0
50,000.0
40,000.0
30,000.0
20,000.0
10,000.0
0
37.9
44,108.7
60,812.3
FY 2022-23
FY 2023-24

214 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Total Advances grew by 55.2 per cent and Total Deposits grew Gross Non-Performing Assets (GNPAs) stood at 1.24 per by 26.4 per cent year-on-year. Core Net Interest Margin (NIM) cent as against 1.12 per cent. This is amongst the lowest in was at 3.53 per cent. the industry. Growth in Advances and Deposits 30,00,000 2 ,4,84 862 23,79,786 Gross Non-Performing Assets (GNPAs) 25,00,000 4% 2% 26 . 20,00,000 55 . 18,83,395 15,00,000 16,00,586 10,00,000 1.24 per cent 5,00,000 Amongst the lowest in the industry Advances Total Deposits FY 2022-23    FY 2023-24 In a Snapshot (Standalone) Net Revenue: `1,57,773 crore (YoY: 33.6 per cent) Net Profit : `60,812 crore (YoY: 37.9 per cent) Total Deposits : `23,79,786 crore (YoY: 26.4 per cent) Total Advances : `24,84,862 crore (YoY: 55.2 per cent) Capital Adequacy Ratio : 18.8 per cent (Tier 1:16.8 per cent) Return on Average Assets : 1.98 per cent Gross NPA: 1.24 per cent of Gross Advances Core Net Interest Margin : 3.53 per cent Stepping into a new Era planning and coordinating 32 key workstreams, the committee ensured effective implementation and synergy, prioritising The merger strengthens our position as a leading financial the minimisation of customer grievances and regulatory conglomerate with an unwavering commitment to enhancing compliance. Looking ahead, the Bank’s focus remains on customer service. The fusion of erstwhile HDFC Limited’s profitable growth. By leveraging HDFC Limited’s extensive strong position in the mortgage business and HDFC Bank’s home loan customer base, the Bank will strategically implement operational efficiencies and wider reach, brings significant cross selling initiatives, offering need-based products through benefits for customers, employees and shareholders, digital journeys without incurring additional acquisition costs. amplifying scale and product offerings. We aim to transform our branches into experiential hubs, integrating digital innovation with personalised service to The Integration Committee, formed in October 2022, played a elevate customer engagement. vital role in overseeing the seamless post-merger integration of HDFC Bank and erstwhile HDFC Limited. Strategically Integrated Annual Report 2023-24 215

DIRECTORS' REPORT

Parivartan

Parivartan is HDFC Bank's CSR initiative that aims at mainstreaming economically and socially disadvantaged groups by ushering growth, development and empowerment. Committed to developing sustainable ecosystems, it identifies and supports programmes that develop and advance communities.

It focuses on five areas: Rural Development, Education, Skill Development & Livelihood Enhancement, Healthcare & Hygiene, and Financial Literacy and Inclusion.

In addition, it has been at the forefront of responding to natural crises - successfully restoring infrastructure and rehabilitating communities.

Till date, through various interventions HDFC Bank has benefitted over 10.19 crore people.

Your Directors are also pleased to report that the Bank met its CSR obligation for the Financial Year 2023-24.

CSR Spend

₹945.31 crore

In the Financial Year 2023-24

CSR Beneficiaries

Over 10.19 crore

Lives impacted (including both immediate and extended beneficiaries)

For further details on our CSR initiatives please refer to pages: 158 to 181.

Summary

The Indian economy registered an average growth rate of 8.3 per cent over the last three years, with growth standing at 8.2 per cent in the Financial Year 2023-24. Going forward, India is expected to remain one of the fastest growing major economies in the world in FY25, with the RBI projecting GDP growth at 7.2 per cent.

This is expected to be aided by some recovery in consumer spending particularly in rural areas. The other positive factors that support demand are a normal monsoon, stable inflation and expected reduction in interest rates. Your Bank is well-positioned to make the most of these opportunities by leveraging the strength of its balance sheet and the trust enjoyed by its brand.

It is also committed to supporting nation building particularly furthering rural prosperity through both its business and social initiatives. We will continue to be a responsible corporate citizen contributing to the development of society and promoting sustainability. This journey will of course not be possible without the continuing support of our ever-growing family of over 2.13 lakh employees.

We are committed to hiring and retaining the best talent and being among the industry's leading employers.

Mission and Strategic Focus

Your Bank's mission is to be a 'World-Class Indian Bank'. Its business philosophy is based on five core values: Customer Focus, Operational Excellence, Product Leadership, People and Sustainability. Sustainability should be viewed in unison with Environmental, Social and Governance performance. As a part of this your Bank, through its CSR initiative Parivartan, seeks to bring about change in the lives of communities mainly in rural India.

During the year under review, HDFC Bank did not lose the human touch and continued building a sound customer franchise across distinct businesses to achieve healthy growth in profitability consistent with its risk appetite.

In line with the above objective, the Bank aims to take digitalisation to the next level. The objective is to:

- Deliver superior experience and greater convenience to customers
- Increase market share in India's growing banking and financial services industry

216 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- Expand geographical reach
- Cross-sell the broad financial product portfolio
- Sustain strong asset quality through disciplined credit risk management
- Maintain low cost of funds

Your Bank remains committed to the highest levels of ethical standards, professional integrity, corporate governance and regulatory compliance which is articulated in its Code of Conduct. Every employee affirms to abide by the Code annually.

Summary of Financial Performance

(₹ crore)

Particulars	For the year ended / As on March 31, 2024	For the year ended / As on March 31, 2023
Deposits and Borrowings	3,041,939.4	2,090,160.2
Advances	2,484,861.5	1,600,585.9
Total Income	307,581.6	192,800.4
Profit Before Depreciation and Tax	73,705.4	60,727.8
Profit After Tax	60,812.3	44,108.7
Profit Brought Forward	112,960.0	93,185.7
Additions on Amalgamation (net)	3,570.1	-
Total Profit Available for Appropriation	177,342.4	137,294.4
Appropriations		
Transfer to Statutory Reserve	15,203.1	11,027.2
Transfer to General Reserve	6,081.2	4,410.9
Transfer to Capital Reserve	4,166.4	4.6
Transfer to / (from) Investment Reserve	529.4	(294.8)
Transfer to / (from) Investment Fluctuation Reserve	378.0	82.0
Transfer to Special Reserve	3,000.0	500.0
Dividend pertaining to previous year paid during the year	8,404.4	8,604.5
Balance carried over to Balance Sheet	139,579.9	112,960.0

Dividend

The Board of Directors of the Bank, at its meeting held on April 20, 2024, has recommended a dividend of ₹ 19.50 (Nineteen Rupees Fifty Paisa only) per equity share of ₹ 1/- (Rupee One only) each, for the Financial Year ended March 31, 2024. This translates to a Dividend Payout Ratio of 24.38 per cent of the profits for the Financial Year ended March 31, 2024.

In general, your Bank's dividend policy, among other things, balances the objectives of rewarding shareholders and retaining capital to fund future growth. It has a consistent track record of dividend distribution, with the Dividend Payout Ratio ranging between 20 per cent and 25 per cent, which the Board endeavours to maintain. The dividend policy of your Bank is available on the Bank's website.

https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Dividend-Distribution-Policy.pdf

Integrated Annual Report **2023-24** 217

DIRECTORS' REPORT

Ratings

Instrument	Rating	Rating Agency	Comments
Fixed Deposit Programme	CARE AAA (FD)	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Fixed Deposit Programme*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Certificate of Deposits Programme	CARE A1+	CARE Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry the lowest credit risk.
	IND A1+	India Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry the lowest credit risk.
Infrastructure Bonds	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Additional Tier I Bonds (Under Basel III)	CARE AA+	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AA+	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AA+	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Tier II Bonds (Under Basel III)	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.

218 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Instrument	Rating	Rating Agency	Comments
Commercial Paper (Transferred from e-HDFC Limited)*	CARE A1+	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL A1+	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA A1+	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Bank Loans (Transferred from e-HDFC Limited)*	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Unsecured NCD (Transferred from e-HDFC Limited)*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
Subordinated Debt (Transferred from e-HDFC Limited)*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.

* The instruments / bank facilities have been transferred from erstwhile Housing Development Finance Corporation Limited (HDFC Ltd) on account of amalgamation of HDFC Limited into HDFC Bank Limited with effect from July 01, 2023.

Issuance of Equity Shares and Employee Stock Option Scheme (ESOP)

As on March 31, 2024, the issued, subscribed and paid-up capital of your Bank stood at ₹ 7,59,69,10,662.00/- comprising 7,59,69,10,662 equity shares of ₹ 1/- each. Further, 4,66,21,586 equity shares of face value of ₹ 1/- each were issued by your Bank pursuant to the exercise of Employee Stock Options (ESOPs). (For information pertaining to ESOPs, please refer **Annexure 1** of the Directors' Report).

Pursuant to the merger of erstwhile HDFC Limited (e-HDFC) with and into the Bank, the Allotment and Transfer Committee of HDFC Bank at its meeting held on July 14, 2023, approved the continuation of warrants in the name of HDFC Bank for the Warrants of e-HDFC held as on the record date in the same ratio i.e. one (1) HDFC Bank Warrant for one (1) HDFC Limited Warrant. Consequently, as of July 14, 2023, the 1,47,57,600 warrants previously issued by e-HDFC Limited were retained in the name of HDFC Bank.

Furthermore, the Bank has subsequently allocated 2,47,75,632 equity shares following the exercise of 1,47,47,400 warrants by warrant holders until the last conversion date of warrants which was August 10, 2023. Additionally, 10,200 warrants lapsed due to non-exercise.

Capital Adequacy Ratio (CAR)

As on March 31, 2024, your Bank's total CAR, calculated as per Basel III Regulations, stood at 18.8 per cent, well above the regulatory minimum requirement of 11.7 per cent, including a Capital Conservation Buffer of 2.5 per cent and an additional requirement of 0.2 per cent on account of the Bank being identified as a Domestic Systemically Important Bank. Tier I Capital was at 16.79 per cent as of March 31, 2024.

TOTAL CAR

18.8 per cent

Well Above Regulatory Minimum Requirement of 11.7 per cent

Integrated Annual Report **2023-24** 219

DIRECTORS' REPORT

Management Discussion and Analysis

Macroeconomic and Industry Development

Over the past three years, the Indian economy registered an average growth rate of 8.3 per cent. India's real GDP growth has been pegged at 8.2 per cent for FY24 as per the provisional estimates released by the National Statistical Office (NSO). The GDP growth has been supported by a boost in capital expenditure particularly in infrastructure development including roads, highways, railways and housing with the Government doing the heavy lifting. Additionally, private sector investment also showed some signs of resurgence in sectors such as cement, steel, oil and gas.

On the other hand, private consumption growth slowed to 4.0 per cent in FY24 from 6.8 per cent in FY23 and 11.7 per cent in FY22. To recall, post the pandemic, consumption had been driven by services along with high demand for premium products. However, as this pent-up demand effect waned and interest rates started rising consumer demand slowed down in FY24. Moreover, high food inflation and an uneven monsoon weighed on rural demand recovery.

As for the supply side, rise in manufacturing and construction activity has largely aided growth. The manufacturing sector has benefitted from improved profit margins due to lower input costs, while Government support schemes such as the ECLGS aided MSMEs. Further, favourable infrastructure and policy measures like Production Linked Incentive (PLI) and FAME 2 Schemes finally paid off for some critical sectors like automobiles, electronics (largely mobile handsets) and metals. Moreover, the construction sector has maintained an average growth rate of 13.1 per cent over the past three years supported by Government infrastructure investments and an increased housing market demand.

On the external front, slowdown in global growth significantly impacted India's exports of goods and services in FY24. However, expansion of professional and business services exports combined with diversification to new markets such as Central Asia and Latin America helped cushion the impact of the slowdown elsewhere in the global economy.

Going forward, India is expected to remain one of the fastest growing economies in the World in FY25 with the RBI forecasting a GDP growth rate of 7.2 per cent. Economic activity is expected to be supported by a further surge in private capital expenditure and continued Government capital spending. Moreover, a higher allocation for Production Linked Incentive (PLI) sectors in the Budget for FY25 is likely to bolster manufacturing activity and attract FDI flows. In addition, a continued diversification of supply chains out of China and to other emerging markets is likely to channel investment flows into India. Furthermore, the International Monetary Fund upgraded its global growth forecast by 10 bps to 3.2 per cent for FY24 which bodes well for India's economic growth. In addition, domestic consumer spending is expected to see some recovery particularly in rural areas as a normal monsoon, stable inflation and a reduction in interest rates support demand.

Inflationary pressures have moderated over the last fiscal year, with retail inflation averaging at 5.4 per cent in FY24 from 6.7 per cent in FY23. Although, retail headline inflation rose to a high of 7.4 per cent in July 2023 it has since moderated reaching 4.83 per cent in April 2024. Encouragingly, core inflation (retail inflation excluding food and fuel) has also dipped below 4 per cent signalling a disinflationary trend. Going forward, we expect retail inflation to average at 4.6 per cent in FY25 assuming normal monsoon. Additionally, a favourable economic base and controlled core inflation is expected to offer support. That said, weather related disturbances such as heatwaves, uneven distribution of monsoons along with a resurgence in global commodity prices remain a risk to the inflation trajectory.

Emerging risks on the global front could pose challenges to India's growth trajectory and inflation outlook. Higher crude oil prices as a result of any escalation in Middle East tensions and tighter global oil supply pose a risk for domestic growth and inflation. Moreover, the impact of geopolitical tensions on global supply chains could hurt India's exports to major trading partners and escalate costs. However, while global challenges may pose some risks, the resilience and momentum shown by the domestic economy in recent years suggests it is well-equipped to navigate any potential headwinds.

Financial Performance

The financial performance of your Bank during the year ended March 31, 2024 remained healthy with Total Net Revenue (Net Interest Income plus Other Income) rising 33.6 per cent to ₹ 1,57,773.5 crore from ₹ 1,18,057.1 crore in the previous year. Revenue growth was driven by an increase in both Net Interest Income and Other Income. Net Interest Income grew by 25.0 per cent to ₹ 1,08,532.5 crore. Core Net Interest Margin was at 3.53 per cent.

TOTAL NET REVENUE

33.6 per cent growth

in the Financial Year 2023-24

220 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Other Income grew by 57.7 per cent to ₹ 49,241.0 crore. The The Domestic Loan Portfolio at ₹ 24,46,212 crore grew by 56.9 largest component was Fees and Commissions at ₹ 28,160.7 per cent over March 31, 2023. crore. Profit on Revaluation and Sale of Investments was ₹ 11,526.1 crore. Foreign Exchange and Derivatives Revenue The Bank’s Debt Equity Ratio for the year ended March 31, was ₹ 4,001.1 crore and recoveries from written-off accounts 2024 stood at 1.21 as compared to 0.39 in the previous year. were ₹ 3,441.3 crore. NET PROFIT Operating (Non-Interest) Expenses rose to ₹ 63,386.0 crore from ₹ 47,652.1 crore. During the year, your Bank set up 925 new branches and 1,211 ATMs / Cash Recycler Machines (CRMs). 37.9 per cent increase The addition in expenses includes erstwhile HDFC Limited operating cost post-merger. This, along with higher spend in the Financial Year 2023-24 on IT resulted in higher infrastructure and staffing expenses. Staff expenses also went up due to employee additions and Erstwhile HDFC Limited Borrowing Maturity Schedule annual wage revisions. Further, Deposit Insurance and Credit Guarantee Corporation (DICGC) premium cost increased due Of the erstwhile HDFC Ltd’s borrowings of ₹ 4,01,140 crore to deposit growth. Despite higher Staff and Infrastructure as at March 31, 2024, approximately 15 per cent is due for Expenses, the Cost to Income Ratio was 40.2 per cent as repayment in each of the three years up to FY27 and the compared to 40.4 per cent during the previous year. balance 55 per cent is due thereafter. Total Provisions and Contingencies were ₹ 23,492.2 crore Business Review as compared to ₹ 11,919.7 crore in the preceding year. The Your Bank’s operations are split into Domestic and International. increase is mainly on account of floating provision created during the year of ₹ 10,900.0 crore. Your Bank’s provisioning A. Domestic Business comprises the following: policies remain more stringent than regulatory requirements. The Coverage Ratio based on specific provisions alone Retail Banking excluding write-offs was 74.0 per cent and including general, Your Bank’s Retail Assets are built on three key principles: floating and contingent provisions was 195.3 per cent. Your Strong Digital Offering, Optimal Risk Pricing and Maintaining Bank made General Provisions of ₹ 1,146.1 crore during the Pristine Portfolio Quality. Adherence to these principles year. Gross Non-Performing Assets (GNPAs) were at 1.24 combined with the strength of merger boosted your Bank’s per cent of Gross Advances, as against 1.12 per cent in the Retail Advances which witnessed a 104.33 per cent year-on-previous year. Net NPA ratio stood at 0.33 per cent as against year growth. 0.27 per cent in the previous year. Brief on segment performance: Profit Before Tax grew by 21.2 per cent to ₹ 70,895.3 crore. The Bank’s increased focus on top corporates and good After providing for Income Tax of ₹ 10,083.0 crore, Net Profit credit score customers contributed to the overall pristine increased by 37.9 per cent to ₹ 60,812.3 crore from ₹ 44,108.7 portfolio quality. Personal Loans segment has experienced crore. Return on Average Net Worth was 16.09 per cent while strong growth with the overall portfolio touching Basic Earnings Per Share (EPS) was ₹ 85.83 up from ₹ 79.25. ₹1,84,581 crore towards the end of the year. An overwhelming majority As on March 31, 2024, your Bank’s Total Balance Sheet of applications (99 per cent) of this segment are originated stood at ₹ 36,17,623 crore, an increase of 46.7 per cent over digitally and 86 per cent of these applications are disbursed ₹ 24,66,081 crore on March 31, 2023. Total Deposits rose by digitally. The Xpress car loans, offering seamless end-to-end 26.4 per cent to ₹ 23,79,786 crore from ₹ 18,83,395 crore. digital disbursement, has increased the digital origination to Savings Account Deposits grew by 6.4 per cent to ₹ 5,98,747 30 per cent of the total New Car Loan business. Two-Wheeler crore while Current Account Deposits rose by 13.4 per cent Advances has grown by 15 per cent to ₹11,776 crore of to ₹ 3,10,016 crore. Time Deposits stood at ₹ 14,71,023 crore, Advances and has 98 per cent of digital acquisition. representing an increase of 40.4 per cent. CASA Deposits accounted for 38.2 per cent of Total Deposits. Advances stood at ₹ 24,84,862 crore, representing an increase of 55.2 per cent. Integrated Annual Report 2023-24 221

DIRECTORS’ REPORT

Your Bank has exhibited significant year-on-year growth of 27.78 per cent in Gold Loans capitalising on an expanded branch network.

With the incoming Home Loan portfolio from erstwhile HDFC Limited. post-merger, your Bank’s Home Loan portfolio has increased by 332.11 per cent, surpassing industry growth rates. The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence comparisons with the previous periods have to be looked at in light of the same.

The payments business is one of the stated strategic growth pillars for the Bank.

With over 7 crore cards issued (credit, debit and pre-paid) and a widely spread acceptance network across the online and offline merchant ecosystem, HDFC Bank continues to maintain a leadership position across multiple product offerings in the payments landscape.

In the Financial Year 2023-24, HDFC Bank introduced many new products across the Payments Business.

The Credit Cards Business continued to enhance its product offerings and launched a slew of co-branded, business and consumer credit cards. For the year ended March 31, 2024, 63 lakh new credit cards were issued covering retail and business segments. Of total cards in force in market, HDFC Bank also crossed a milestone of 2 crore cards in force which is an industry first amongst all issuers.

Further, the Bank launched PayZapp 2.0 a comprehensive mobile payment commerce app in March 2023. PayZapp supports a complete range of payments from credit cards, debit cards to UPI with customers getting the choice of form factor to make payments. The app has reached the milestone of 75 lakh registrations in FY24.

To enhance and strengthen offerings to merchants, SmartHub Vyapar- an integrated payment, banking and business solution that caters to the daily needs of merchants and helps them drive business growth was formally launched in October 2022. The platform has witnessed widespread adoption ever since and has onboarded over 16 lakh users across the country as on March 31, 2024.

SmartHub Payment Gateway, a unified payment platform for online merchants was launched in February 2024 in line with the Bank’s endeavour to provide merchants a comprehensive platform to cater to their payments and banking needs and help drive their growth. This platform enables merchants to collect payments through 150 plus methods and assists them in maximising sales with best-in-class success rate. SmartHub Payment Gateway provides an insightful dashboard powered by smart analytics and empowers merchants to provide a frictionless check out experience for their customers.

Lastly, in tune with the evolving payments landscape the business continues to transform itself with significant investments across Cloud Computing, Analytics, Artificial Intelligence and Machine Learning, Open APIs and Cyber Security. The objective is to manage large scale and continuously grow volumes while processing transactions in a safe and secure manner.

Digital Initiatives in the Retail Segment in FY24:

With the newly launched digital platform HDFC Bank XpressWay the Bank offers over 30+ banking products, including loans, credit cards, account opening and investments along with value-added services such as form filling and details modification as well as pre-approved banking products. This comprehensive Do-It-Yourself (DIY) platform provides a wider range of offerings reducing the need for human assistance during the application process and increasing speed for customers.

The Bank has been a pioneer in digitalisation with initiatives like Personal Loan in 10 Seconds, Digital Loan Against Shares, Digital Loan Against Mutual Funds and Xpress Car Loans. Continued emphasis is placed on digitalising processes and enhancing customer touchpoints to expand the Bank’s reach.

Our Distribution Channel:

The virtual channels of the Bank were set up to enhance coverage across customer segments and to ensure a holistic service experience to all customers. This is one of the key engagement channels in the Bank.

Virtual Relationship Banking is an integrated customer centric approach covering three pillars - Virtual Relationship, Virtual Sales and Virtual Care serving as a crucial component of the Bank’s sales and customer engagement strategy. This approach harnesses technology to connect with customers, build relationships and promote banking products and services. This helps the Bank to expand the managed customer base, generate leads and drive revenue growth.

Recognising employees and customers as the capitals for this business, your Bank has invested heavily in training and development of its relationship managers. Training covers

222	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

product knowledge, sales techniques, communication skills, compliance and regulatory requirements and customer relationship management skills.

As we transition into the digital age, a banking experience characterised by digital ease and personalised conversations remains at the core of our Virtual Relationship Management (VRM) strategy.

As a part of this strategy, Relationship Managers reach out to customers through remote and digital platforms resulting in deeper and cost-effective engagement. As digital literacy and exposure increases exponentially, VRMs are gaining wider acceptance through deeper engagement and relationships backed by a strong product offering thereby constituting an important component of the Bank's customer engagement strategy.

With proper training, technology support, and adherence to compliance, this channel is a highly effective tool for the Bank to drive revenue growth, expand its customer base and provide excellent customer service.

As of March 31, 2024, the Bank's distribution network was at 8,738 branches and 20,938 ATMs / CRMs across 4,065 cities / towns as against 7,821 branches and 19,727 ATMs across 3,811 cities / towns as of March 31, 2023. 52 per cent of our branches are in semi-urban and rural areas. In addition, we have 15,182 business correspondents, which are primarily manned by Common Service Centres (CSC). The total number of customers your Bank catered to as on March 31, 2024 was over 9.32 crore, up from over 8.28 crore in the previous year.

Retail Banking - Home Loan Business

Post-merger integration of the erstwhile HDFC Limited's home loan portfolio with the Bank has resulted in scale in terms of customer base and book size. This also brings together erstwhile HDFC Limited's segment expertise and in person customer connect with HDFC Bank's extensive branch network, ability to leverage technology platforms and a wide bouquet of banking products. The Gross Retail Mortgage Advances stood at ₹ 7,72,786 crore compared to the previous year's ₹ 1,78,840 crore. The figures for the period ended March 31, 2024 include the operations of erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence comparisons with the previous periods have to be looked at in light of the same.

As you are aware prior to the merger, your Bank operated in the Home Loan Business in conjunction with HDFC Limited. As per this arrangement, your Bank sourced HDFC home loans while HDFC Limited approved and disbursed them. HDFC Bank received a sourcing fee for these loans and as per the arrangement had the option to purchase loans for a value up to 70 per cent of the loans sourced by the Bank either through the issuance of mortgage-backed Pass-Through Certificates (PTCs) or a direct assignment of loans. The balance was retained by HDFC Limited.

The Bank is gradually converting erstwhile HDFC Limited's service centres to branches and has a well-defined approach for this. Cross-selling remains a primary focus for both existing and new customers, leveraging the Bank's digital channels to minimise acquisition costs effectively. Post the merger, approximately 85 per cent of the newly acquired home loan customers hold a liability account with your bank. Your Bank's market share growth on incremental disbursals is in double digits post - merger.

Third Party Products

Your Bank distributes Life, General and Health Insurance as well as Mutual Funds (Third Party Products) to its customers. In the Financial Year 2023-24, the income from this business accounted for 22 per cent of Bank's Total Fee Income.


Revenue - Third Party Products
6500
6000
5500
5000
5,455
6,260
14.8%
FY 2022-23
FY 2023-24

Life Insurance

Your Bank has adopted an open architecture model for distributing insurance products from our three trusted partners with a focus on offering customers a diverse array of options. For the year ended March 31, 2024, the Bank mobilised premium of ₹ 8,940 crore representing a year-on-year growth of three per cent. Our extensive distribution network includes branches, virtual channels, NRI services and wealth management. The key focus would continue to be on staff training, robust quality and control processes uniformly implemented across all partners as well as offering integrated and seamless digital on-boarding journeys. Currently, the Bank's NetBanking platform offers 57 insurance products across all partners accounting for over 46 per cent of the total policies.

Integrated Annual Report 2023-24 223

D I RE C T OR S ’ R E P O R T Non-Life Insurance The Bank’s focus is to develop wealth management across the country by focusing on super affluent and mass affluent Your Bank, in collaboration with its three General Insurance clients. It has focused on growth of market share through 150+ and two Standalone Health and Insurance partners, has client events in FY24. introduced innovative non-life insurance products to expand the range of offerings and provide a comprehensive coverage A Service First culture, enables us to deliver best-in-class to customers. These products are accessible through both experience to clients. Wealth Business has achieved higher digital and physical platforms. Employees across channels growth through better product selection and enhanced service have been trained in the new products and processes. To meet experience with engaged and trusted wealth bankers. A strong customer demands, additional manpower has been deployed brand as well as experience of over two and a half decades across non-life insurers. As on March 31, 2024, premium resonates well with customers and creates trust. This trust mobilisation in General and Health Insurance reached a total has been strengthened through robust processes, diligent of ₹ 4,208.4 crore representing a growth of 75 per cent over research methodology and bespoke recommendation model the previous year. for Portfolio Management Services (PMS) and Alternate Mutual Funds Investment Funds (AIF). This is in addition to the Fama model for selection of mutual funds. Your Bank follows an open architecture approach in distribution Your Bank has provided wealth bankers with a state-of-the-art of Mutual Funds and is currently associated with 35 Asset investment platform that uses advanced analytics to provide Management Companies (AMCs). consolidated portfolio overview. It continues to invest in training The Bank’s Asset Under Management (AUM) grew by 35 per talent by providing best in class programmes from IIMs and cent to reach ₹ 1,37,343 crore for the year ended March 31, other leading institutions to enhance the knowledge levels and 2024. The Bank offers digital on-boarding platform to the skills of our wealth bankers. This helps them to engage better customers for Mutual Fund investments through Investment with clients in a dynamic market environment. Services Account (ISA) and SmartWealth (app based). During the same period, HDFC Bank and HSL (InvestNow) Wealth Business has developed an advanced unassisted witnessed a significant growth of 44 per cent in Systematic digital investment platform, SmartWealth, that provides -Investment Plans (SIPs) mobilisation. Ø Model portfolio basket recommendations Ø Consolidated portfolio view Assets Under Management (AUM) Ø Account aggregation across banks 1,37,343 150000 Ø Portfolio analytics on-the-go 1,01,655 Ø Nudges to rebalance portfolio 100000 Ø SIP calendar and ability to pause and restart SIPs 50000 0 This new state-of-the-art mobile application provides a FY 2022-23 FY 2023-24 highly personalized experience and will democratise wealth management across customer segments. It has more than 1.1 Wealth Management lakh downloads and 70 per cent active users. In the Financial Year 2023-24, with expansion being at the In an endeavour to align with the client’s long term interest, centre of our decisions, Wealth Business has seen a growth your Bank has focused on growing recurring revenue which in the client base by 34 per cent over the previous year. This has yielded positive results. In Financial Year 2023-24, the business now manages over 83,000 households. With an wealth teams’ recurring (trail) income has grown by 25 per increase in client base, your Bank has also seen an increase cent and ranges between 40-50 per cent. This growth reflects in the strength of our wealth bankers. HDFC Bank now has a a commitment to provide sustainable value to clients while team of 1,000+ wealth bankers working across 923 locations ensuring the long-term profitability of your Bank. through a hub and spoke model. Your Bank’s Assets Under Management (AUM) grew by 43 per cent in FY24 to ₹ 6.34 lakh crore. 224 HDFC Bank Limited

HDFC Bank remains focused on providing an asset allocation-based wealth management offering that is designed to Protect, Manage and Grow its clients’ wealth.

Wholesale Banking

The Wholesale Banking business was an important growth engine for your Bank in the year under review. This business focuses on institutional customers such as the Government, PSUs, Large and Emerging Corporates and SMEs. Your Bank offers a range of products and services encompassing working capital and term loans, trade credit, cash management, supply chain financing, foreign exchange and investment banking services.

The Wholesale Banking business recorded healthy growth, ending Financial Year 2023-24 with a domestic loan book size of ₹ 10,87,084 crore, recording a growth of 32 per cent over the earlier year. This constituted about 44 per cent of your Bank’s domestic loans as per Basel II classification. Your Bank was able to expand its share of the customer wallet primarily using sharper customization, cross-selling and expanding into more geographies.

Based on its superior product delivery, service levels and strong customer orientation, the Bank has made significant inroads into the banking consortia of a number of leading corporates. Corporate Banking, focusing on large, well-rated companies continued to be the biggest contributor to Wholesale Banking in terms of asset size.

This business continued its attention towards engaging with Multi-National Corporations (MNCs) and capitalised on the increasing trend among large companies to consolidate their banking relationships. Your Bank strengthened its existing relationships and expanded its market share by leveraging its extensive array of product offerings. This business provided support to customer requirements under the Production Linked Incentive (PLI) Scheme. The Emerging Corporates Group which focuses on the mid- market segment too witnessed significant growth. Your Bank leveraged its vast geographical reach, technology backbone, automated processes, suite of financial products and quick turnaround times to offer a differentiated service. The business continues to have a diversified portfolio in terms of both industry and geography.

In the year under review, the Bank continued its focus on the MSME sector. There has already been increased formalistion and digitalisation of the MSME sector owing to the implementation of the Goods and Service Tax (GST). Through MyBusiness, which offers comprehensive financial solutions like Business Banking, Easy Loans, Trade Services and Digital Solutions, MSMEs can conveniently access a suite of product / services tailored to meet the business requirements.

Post the merger of HDFC Limited with HDFC Bank, the Bank inherited the realty finance business. This business largely covers the rental discounting business as well as construction finance. The size of the book was at ₹ 80,736 crore as on March 31, 2024.

The Investment Banking business further cemented its prominent position in the Debt Capital Markets, Equity Capital Markets and INR Loan Syndication. Your Bank improved its position to 2nd in the Bloomberg rankings of Rupee Bond Book Runners for the Financial Year 2023-24 with a market share of 14.95 per cent. Your Bank maintained its position amongst the top 3 in the Bloomberg rankings of Syndicated INR term loans for Financial Year 2023-24, with a market share of 13.47 per cent. The Bank has provided advisory services and actively assisted clients in equity fund raising through 3 Initial Public Offerings amounting to ₹4,245 crore and 3 Qualified Institutional Placements amounting to ₹4,750 crore, aggregating to ₹8,995 crore for the Financial Year 2023-24.

In the Government business, your Bank sustained its focus on tax collections, collecting direct tax (CBDT) of ₹5,25,157.51 crore and Indirect tax (CBIC+ GST) of over ₹3,77,112.41 crore during Financial Year 2023-24. It continues to enjoy a pre-eminent position among the country’s major stock and commodity exchanges in both Cash Management Services and Cash Settlement Services.

Your Bank has embarked on strategic digital transformation to enhance Customer Engagement and Employee Experience and create an ecosystem for seamless banking.

It also leverages analytics to delve deeper into corporate ecosystems resulting in better product structuring, cross sell opportunities, improved yields thus improving the Bank’s share of Revenue Pools from Corporates.

HDFC Bank provides a comprehensive suite of cutting-edge platforms tailored to meet the diverse needs of corporate clients. Among these, our Corporate Net Banking platform stands out, offering both the reliable e-Net service and the more recently upgraded CBX platform. These platforms provide intuitive interfaces and robust functionalities empowering businesses with seamless control over their financial operations. Additionally, our Trade Platform - Trade on Net (TON) serves as a cornerstone for facilitating efficient trade transactions. Also, our Supply Chain Finance (SCF) transaction

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platform enables digital contract bookings and automated disbursements streamlining end-to-end SCF transactions for the corporates. Your Bank has also integrated with all the three TReDS platforms. We are also collaborating with Fintechs to integrate with Corporate ERP and offer Embedded Banking in Corporate Ecosystems journeys.

Treasury

The Treasury Department is the custodian of your Bank's cash/ liquid assets and handles its investments in securities, foreign exchange and cash instruments. It manages the liquidity and interest rate risks on the balance sheet and is also responsible for meeting reserve requirements. The vertical also helps manage the hedging needs of customers and earns a fee income generated from transactions customers undertake with your Bank while managing their foreign exchange and interest rate risks.

Revenue accrues from spreads on customer transactions based on trade and remittance flows and demonstrated hedging needs. Your Bank recorded a revenue of ₹ 4,001.10 crore from foreign exchange and derivative transactions in the year under review.

As a part of its prudent risk management, your Bank enters into foreign exchange and derivatives deals with counterparties after it has set up appropriate credit limits based on its evaluation of the ability of the counterparty to meet its obligations. Where your Bank enters into foreign currency derivatives contracts not involving the Indian Rupee with its customers, it typically lays them off in the inter-bank market on a matched basis. For such foreign currency derivatives, your Bank primarily carries the counterparty credit risk (where the customer has crystallised payables or 'mark-to-market' losses) and may carry only residual market risk, if any. Your Bank also deals in derivatives on its own account including for the purpose of its own balance sheet risk management.

HDFC Bank is also a nominated agent for the bullion imports and has a significant market share in that business.

Your Bank maintains a portfolio of Government securities in line with the regulatory norms governing the Statutory Liquidity Ratio (SLR). A significant portion of these SLR securities are in 'Held-to- Maturity' (HTM) category, while some are 'Available for Sale' (AFS). The Bank is also a primary dealer for Government Securities. As a part of this business, your Bank holds fixed income securities as 'Held for Trading' (HFT).

In the year under review, your Bank continued to be a significant participant in the domestic exchange and interest rate markets. It also capitalised on falling bond yields to book profits and is now looking at tapping opportunities arising out of the liberalisation in the foreign exchange and interest rate markets.

B. International Business

During the year, your Bank stayed on course to cater to NRI clients and deepen its product and service proposition. Your Bank has global footprints by way of representative offices and branches in countries like Bahrain, Hong Kong, the UAE and Kenya. It also has a presence in International Financial Service Centre (IFSC) at GIFT City in Gandhinagar, Gujarat. In addition, two existing representative offices of erstwhile HDFC Limited in London and Singapore have become representative offices of the Bank as per the composite scheme of amalgamation between HDFC Bank Limited and HDFC Limited. These offices are for providing loans-related services for availing housing loans in India and for the purchase of properties in India.

The Bank's product strategy in International Markets is customer centric and it has products to cater to client needs across asset classes. GIFT City branch offers products such as trade credits, foreign currency term loans (including external commercial borrowings). It has gradually widening the product offerings to cater to the needs of Resident and Non-Resident clients and capitalise on the growth in the financial centre.

As on March 31, 2024, the Balance Sheet size of International Business was US $ 9.06 billion. Advances constituted 1.55% of the Bank's advances. The Total Income contributed by Overseas Branches constituted 1.51% of the Bank's Total Income for the year.

INTERNATIONAL BUSINESS BALANCE SHEET

US $ 9.06 billion

C. Government, Institutional Business and Start-Ups

It has been another year of steady progress for Government, Institutional Business and Start–Ups within your Bank. Some of the key highlights include:

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Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 1. Increased focus on the retail Government deposits Masjid A/C Burhani Qardan Hasana, Punjab Wakf resulted in your Bank acquiring over 15 per cent of Board and the chain of ISKCON. the market share in 159 districts. 6. Your Bank has received positive customer feedback 2. Your Bank continues to lead in generating Agency for its recently launched digital products: Business, ranking among the top three leading Government Agency Banks for collecting Central a. HDFC Bank CollectNow: This omnichannel Government taxes. Substantial market shares collection solution seamlessly integrates were acquired in collections of Direct Tax, GST and online and offline payments, setting a new Custom Duty as per tax collection data reported industry standard. through PIB & CGA, GoI. b. FARSight Dashboard: A visualisation tool that HDFC Bank’s Market Share (approx): provides customers an easy understanding of balances and fund movements across Custom Duty Collections 8% accounts in a multi-level parent child set-up. Goods and Services Tax Collections 16% 7. Start-Ups: Your Bank has revamped its offering for Direct Tax Collections 24% start-ups under its flagship program StartUp|BuildUp. New offerings introduced in the current financial year 3. Your Bank facilitated the transfer of funds flowing include: from the Central Government to various beneficiaries under the aegis of the Centrally Sponsored a. A Credit Guarantee Scheme for Start-Ups Schemes, Central Sector Schemes, and the 15th providing lending opportunities upon meeting Finance Commission. The total flows processed specific criteria. grew by 39 per cent YoY. b. Specialised group health insurance coverage 4. Your Bank has intensified its efforts to engage with plans designed for Start-Ups with a minimum pensioners implementing the following measures: of 7 employees. a. Enhancing our pension product by introducing c. Commercial cards for both personal and new features such as health and cyber professional expenses of founders backed by insurance coverage for pensioners up to 75 fixed deposits. years of age along with providing discounted rates from HDFC ERGO. d. To help Start-Ups be compliant with regulations, your Bank renders value-added b. In the Financial Year 2023-24, we ensured that services such as provision of legal handbooks 99 per cent of pensioners (our customers) and compliance calendars for its customers. successfully submitted their digital life certificates in the Pension Processing System 8. Your Bank signed MoUs with prominent Start-Up of the Bank through a hassle-free experience. ecosystem partners. Most of them are incubators located at educational institutions. Some of the 5. This fiscal year, your Bank has expanded its presence partners are: in the education sector by successfully onboarding approximately 40 per cent of universities nationwide. a. Indian Institute of Management, Kozhikode Some of the marquee additions include IIM Indore, Laboratory for Venturing, Innovation IIM Nagpur, IIM Amritsar, NIT Mizoram and Assam and Entrepreneurship University. Additionally, we have onboarded notable religious organisations, including Shrinathji Temple—b. AIC Jawaharlal Nehru University Foundation Nathdwara, Shri Badrinath Kedarnath Mandir Samiti, for Innovation Catholic Mission of Western Bengal, Ramakrishna Mission, Sree Ayyappan Temple Trust, S D B J c. AIC Anna University, Chennai Integrated Annual Report 2023-24 227

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d.	Indian Institute of Technology, Guwahati Technology Incubation Centre

e.	AIC Guru Gobind Singh, Indraprastha University

f.	iNEST Dr. Moopen Medical College

9.	Parivartan StartUp grants

Your Bank supported 41 incubators associated with reputed academic institutions and 170 StartUps through the 7th edition of the Parivartan StartUp Grants.

In addition to this, your Bank ran a new track this year of high-touch programmes with five Nodal Government Partnerships, contributing to specific thematic areas:

a.	Reserve Bank Innovation Hub: Identifying/ Developing a Product/Process/Policy to make banking inclusive for People with Disabilities (PWD)

b.	National Skill Development Corporation: Enhancing the Skill India Digital platform by engaging StartUps in skilling and livelihood sector

c.	Ministry of Food Processing Industries: Promoting food innovations with specific focus on Millets

d.	Goa Startup Mission: Identifying StartUps that can contribute to sustainability goals of the State of Goa

e.	Niti Aayog (Atal Innovation Mission): Strategic partnership for access to incubator network

D.	Semi-Urban and Rural

The Semi-Urban and Rural (SURU) markets have always been a focus of your Bank’s strategy. In the last few years, your Bank has made a renewed push into these markets as rising income levels and aspirations of rural customers are leading to demand for better quality financial products and services. The Bank has been increasing its presence in Semi-Urban and Rural markets to cater to these demands.

Apart from meeting its statutory obligations under PSL (Agri and Allied activities, Small and Marginal Farmers and Weaker Sections), your Bank has been offering a wide range of products on the asset side, such as Auto, Two-Wheeler, Personal, Gold, Light Commercial Vehicle (LCV) and Small Shopkeeper Loans in these markets. Having expanded the rural footprint to more than 2.25 lakh villages, HDFC Bank now plans to increase its coverage in existing villages and deepen the relationships. The Semi-Urban and Rural push has been backed by the Bank’s digital strategy. Your Bank’s operations in Semi-Urban and Rural locations are explained below:

Agriculture and Allied Activities

Your Bank’s assets in Agriculture and Allied activities stood at ₹ 2,97,609.26 crore as on March 31, 2024.

The Key to HDFC Bank’s success in the existing market has been its ability to leverage various opportunities through:

1.	A diverse product range

2.	Faster turnaround time

3.	Distribution strength

4.	Innovative digital solutions

HDFC Bank’s extensive product portfolio encompasses pre and post-harvest Crop Loans, Farm Development/Investment Loans, Two-Wheeler Loans, Auto Loans, Tractor Loans, Small Agri Business Loans, Loan Against Gold and more. This comprehensive offering has enabled the Bank to establish a robust presence in rural areas with its asset products. Additionally, it has been a prominent participant in the Agri Infrastructure Fund Scheme, consistently achieving allocated targets set by the Government in recent campaigns.

HDFC Bank is increasingly involved in facilitating various Government/Regulatory Schemes to other Non-crop Segments, including Agri-allied and Small Agri-Business Enterprises, as well as Rural MSMEs. A unique business model encompassing a wide variety of products and services driven by a relationship management approach ensures suitable solutions as well as financial literacy to farmers. The Bank has tailored a range of crop and geography-specific products to align with harvest cycles and address the specific needs of farmers across diverse Agro-climatic zones. This customer-centric approach has transformed the rural banking services, enabling the delivery of personalised offerings to meet the evolving needs of rural customers effectively.

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Products such as post-harvest cash credit and warehouse receipt financing facilitate faster cash flows to farmers, while credit is also extended for Allied Agricultural Activities such as Dairy, Pisciculture, and Sericulture. Moreover, HDFC Bank’s Commercial and Rural Banking Group (CRB) plays a pivotal role in product development, planning, and monitoring strategies for growth. The Bank’s targeted branch expansion in SURU regions coupled with digital interventions aims to create a superior customer experience and position HDFC Bank as a future-ready institution.

Participation in Government Schemes

As a part of Atmanirbhar Bharat Abhiyan, the Government of India has announced several schemes / enablers across several sectors, particularly in the Agriculture sector. Your Bank is implementing almost all such initiatives / schemes targeting multiple stakeholders in the Agri ecosystem.

Agriculture Infrastructure Fund (AIF) Scheme: Through this scheme, the Bank is offering medium to long-term debt for investment in viable projects pertaining to post-harvest management and infrastructure development like construction of warehouses/silos. As of March 31, 2024, under the AIF scheme, your Bank has sanctioned ₹ 4,368 crore covering 5,330 projects and disbursed ₹ 2,800 crore covering 4,130 projects. During the year under review, your Bank has sanctioned ₹ 2,200 crore for 3,125 projects and disbursed ₹ 1,664 crore for 2,685 projects.

•

The Project Monitoring Unit, AIF, Ministry of Agriculture and Farmer Welfare has set specific targets through various campaigns. Your Bank secured second position by approving ₹ 442 crore for 744 projects in AIF BHARAT Campaign conducted between 15th July and 31st August 2023.

•

In the AIF Backlog Blasters Campaign conducted between 1st November to 18th November 2023 with a focus on clearing pending applications, your Bank has secured top position amongst all Scheduled Commercial Banks (SCBs) by clearing 806 applications.

•	HDFC Bank has secured third position by approving ₹ 757 crore for 863 projects during AIF RAPID Campaign conducted between 15th January and 29th February 2024.

Pradhan Mantri Formalisation of Food and Micro Enterprises (PMFME):

Your Bank is actively implementing the scheme and passing the benefits to all eligible borrowers in the food processing sector.

In the year under review, loans worth ₹ 893 crore were sanctioned for 5,109 projects and ₹ 762 crore has been disbursed for 4,517 projects.

Considering the significant performance under the scheme, your Bank has been adjudged as ‘Outstanding Performer’ under PMFME and felicitated by the Honourable President of India. Overall, your Bank secured the second position in terms of total loans sanctioned under the scheme.

Other Agri schemes, where your Bank has significantly contributed include Agri Marketing Infrastructure Fund (AMIF), Animal Husbandry Infrastructure Fund (AHIDF), Credit Guarantee Fund for Micro Units, National Livestock Mission (NLM) as well as state-specific Government schemes.

To address high volume and low-value ticket loans in Agri-Business with a digital optimisation strategy, your Bank plans to onboard AgriTech-BCs with differentiated business models. These BCs will help source and service small and marginal farmers.

Funding Small and Marginal Farmers (SMFs):

Your Bank views lending to the agriculture sector, including to small and marginal farmers, as a huge opportunity and not just a regulatory mandate to meet priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with a quick turnaround time. This has enabled HDFC Bank to establish a strong footprint in the rural geographies which it has now leveraged to increase its penetration of liability products.

In the Financial Year 2022-23, your Bank serviced customers in 1,65,000 villages. It reached out to the villages through a bouquet of agriculture products. Through a plethora of interventions, the number of villages grew to over 2,25,000 in the Financial Year 2023-24. Your Bank has put in place a strategy to further penetrate these villages and add more customers through variety of products for farmer financing.

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DIRECTORS’ REPORT

HDFC Bank has financed and supported 35 lakh Small and Marginal Farmers. This was achieved through a strategy to engage closely with small and marginal farmers through customised agriculture loans. Leveraging the Government schemes, it has launched various secured / unsecured loan products including Loan Against Gold as security targeting small and marginal farmers in Agri and Allied segments.

Farmer Producer Organisations (FPOs):

For agriculture productivity and incomes to grow, aggregation of farm holdings in the form of FPOs is the key strategy in doubling farmers’ income. Leveraging the Government scheme for formation and promotion of 10,000 new FPOs (Credit guarantee is available from NABARD/CGTMSE), your Bank has funded eligible FPOs for working capital and term loan requirements. As of March 31, 2024, your Bank was able to reach 206 FPOs covering about one lakh small and marginal farmers.

Dairy:

Dairy is the largest segment in the agriculture economy, and keeping this in mind, your Bank has created a separate team of agriculture specialists to cater to this segment. India, boasts of a substantial cattle population of over 30 crore, that offers a promising landscape for Cattle Finance as well as securing liabilities. The country’s agriculture sector, particularly the Small and Marginal Farmers (SMF) segment, stands to benefit significantly in this scenario, with over 90 per cent of them falling within this category. Recognizing the potential for growth and financial inclusion, your Bank has initiated a strategic programme named ’Dairy Ki Pheri’. This initiative is designed to empower milkmen by facilitating their evolution from mere milk vendors to dairy entrepreneurs - transforming them from Doodh Walas to Doodh Lalas.

During the reporting period, HDFC Bank disbursed a total equivalent to ₹1,531 crore to 43,243 cases. Additionally, 19,000 cases were under active processing. This surge in disbursement is noteworthy as it marks a significant increase from the average of 1,500 cases per month over the past 8 months, nearly tripling the previous rate. The disbursement primarily focused on small and marginal farmer loans.

In Financial Year 2023-24, the Bank has disbursed an amount of ₹8,786 crore to 2,47,533 farmers as Cattle finance.

Digital Interventions

Some of the digital interventions made by your bank include:

Digitising Milk Procurement:

This initiative brings transparency in the milk procurement and payment process, which benefits both farmers and dairy societies. Multi-function Terminals (MFTs), popularly known as Milk-to-Money ATMs, are deployed in dairy societies. The MFTs link the milk procurement system of the dairy society to the farmer’s account to enable faster payments. MFTs have cash dispensers that function as standard ATMs. Payments are credited without the hassles of cash distribution. Further, this process creates a credit history which can then be used for accessing bank credit. Apart from dairy and cattle loans, customers gain access to the Bank’s products including digital offerings such as 10 Second Personal Loan, Kisan Credit Card and Bill Pay. So far, the Bank has digitised payments at over 357 milk cooperatives across two states, benefitting more than 2.6 lakh dairy farmers. The Dairy business witnessed 142 per cent year-on-year growth in disbursements and 121 per cent in the book.

Gold Loans:

Your Bank is making inroads into a market dominated by the unorganized sector, moneylenders and pawn brokers. The Bank is keen on making the gold loan facility available across the length and breadth of the country. As on March 31, 2024, the Bank is offering gold loans through 4,604 branches, with 45 per cent of these branches in Semi-Urban and Rural locations.

Your Bank is implementing its blueprint of making gold loans available in most of its branches and thereby taking this product within the reach of otherwise untapped customer segments.

Social Initiatives in Farm Sector

The farm sector faces threats arising out of climate change as evident from the growing number of extreme weather events. In addition, factors like soil health, input quality (seeds and fertilizers), water availability, and Government policy have significant impact, along with price realisations and storage facilities. All this has an impact on farm yield and income.

Given the vulnerabilities, it is critical to strengthen climate resilience and adaptability of the agri-food sector. In this context, your Bank has launched a variety of initiatives such as Holistic Rural Development Programme (HRDP), Crop Residue

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Management Project and many others. Within regulatory guidelines, your Bank has also been providing relief to the impacted farmers. It also has put in place systems designed to enable Direct Benefit Transfers in a time-bound manner.

Lending to the agriculture sector, including to small and marginal farmers, is a regulatory mandate as part of priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with a quick turnaround time. This has enabled the Bank to establish a strong footprint in the rural geographies, which it has now leveraged to increase its penetration of liability products. Further, your Bank has been working with a segment-specific approach like funding to horticulture clusters, supply chain finance, agri business, MSMEs and dairy farmers. It also continues to engage closely with farmers to mitigate risks and protect portfolio quality.

Micro, Small and Medium Enterprises (MSME)

The MSME sector serves as an important engine for economic growth and is one of the largest employers in the economy. As on March 31, 2024, your Bank’s assets in the MSME segment stood at ₹5,03,598.23 crore. The Micro Enterprises assets alone stood at ₹1,69,448 crore.

The Union Government and the Reserve Bank of India (RBI) have been providing support for lending to MSME segment on an ongoing basis. They had provided special support to the MSME sector during the pandemic through various schemes, such as Interest Moratorium, ECLGS, ECLGS extension and COVID support loans. The Government has also launched a revamped CGTMSE scheme with increased limit threshold for guarantee cover and reduction of guarantee fee. Many other schemes like Credit Guarantee to Start Ups (CGSS) and Extension of interest subvention have been rolled out.

Your bank emerged as the largest contributor to CGTMSE in FY24, supporting the MSME sector with guarantee-covered credit facilities. This has further supported the growth of MSME loans which have shown a year-on-year growth of 21.4 per cent.

The pace of digitalisation among MSMEs has accelerated, which has helped to speed up the pace of disbursement and increase transparency in the sector. Customers can now apply online and submit required documents digitally and they can also execute post-sanction agreements digitally to avail of facilities quickly with straight-through disbursement. The Government’s digitalisation push, the adoption of GST and reforms in return filings, such as income tax, have made it easier to access customer cash flow and financial data, which can be used to support decision making and portfolio monitoring. Your Bank’s SME portal continues to offer ad hoc approvals and pre-approved Temporary Overdrafts (TODs) on a Straight Through Processing (STP) basis to existing customers. They can request a top-up of loans and submit the required documents online. The SME portal also allows customers to access your Bank’s services related to sanctioned credit facilities 24/7 from anywhere. Customers can download various certificates and statements as needed on an ongoing basis.

On the trade side, your Bank focuses on customer engagement to increase the penetration of Trade on Net applications. Trade on Net is a complete enterprise trade solution for customers engaged in domestic and foreign trade. It enables them to initiate and track requests online seamlessly, reducing time and costs.

Taking Banking to the Unbanked

As a responsible banker, one of our commitments is extending banking solutions to the most remote and farthest regions of the country empowering under-banked communities with access to formal financial channels. Our widespread physical network and a comprehensive suite of digital banking solutions ensure broad coverage across India. 52 per cent of our branches are situated in semi-urban and rural areas. Our banking solutions offer convenient last-mile access through mobile applications like BHIM, UPI, USSD, Scan and Pay, as well as Aadhaar and RuPay-enabled Micro-ATMs.

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D I RE C T OR S ’ R E P O R T Throughout the fiscal year, your Bank has actively supported Government initiatives aimed at extending banking services to unbanked areas. Below are key highlights: To enhance financial inclusion among under-banked communities Pradhan Mantri Jan Dhan Yojana (PMJDY) and Social Security Schemes Support: Opened over 38.89 lakh PMJDY accounts and enrolled 49.60 lakh customers in Social Security (PMJJBY, PMSBY and APY) Schemes (PMJJBY, PMSBY and APY) since inception. To empower individuals with the necessary knowledge and skills to make informed financial decisions Financial Literacy Camps (FLC) Support: Your Bank has organised financial Literacy camps through Rural Branches and designated Financial Literacy Centres. To enable small borrowers to borrow upto ₹10 lakh for non farm income generating activities Pradhan Mantri Mudra Yojana (PMMY) Support: Since the launch of the scheme, your Bank has extended loans amounting to ₹74,379 core to 1.26 crore beneficiaries. To empower the Scheduled Caste, Scheduled Tribe and Women borrowers Stand Up India (SUPI) Support: Extended loans amounting to ₹2,450 crore to 10,544 beneficiaries since inception of the scheme. A special scheme aimed at generating employment opportunities in rural and urban areas through establishment of new self-employment ventures, projects and micro-enterprises Prime Minister’s Employment Generation Support: Disbursed funding of ₹166 crore since inception to such Micro Enterprise units in non-farm Programme (PMEGP) sector. Special scheme under micro-credit facility for street vendors providing collateral-free, affordable term PM Street Vendors Atma Nirbhar Nidhi loans of ₹10,000 for one year (PMSVANIDHI) Support: Loans provided to 38,693 street vendors since inception. Further, efforts have been made to educate street vendors on digital financial transactions. Aadhaar Seva Kendras Adhering to regulatory requirements, your Bank provides Aadhaar enrolment and updation services at (Aadhaar enrolment and updation services) branches that are designated as Aadhaar Seva Kendras Support: More than 61.8 lakh enrolments and updations undertaken since inception. Sustainable Livelihood Initiative in an ever-evolving landscape. Our supervisory behaviour framework-Nurture, Care, Collaborate (NCC) -empowers Our Sustainable Livelihood Initiative (SLI) is a holistic approach our workforce with the knowledge and guidance that aims to deliver financial support to that section of the needed to lead transformation. We focus on acquiring population who lack access to formal banking services. diverse talent and prioritise their well-being, safety, and development, fostering an inclusive environment where For details click on https://www.hdfcbank.com/personal/ they can succeed and grow. borrow/other-loans/sustainable-livelihood-initiative For details please refer to pages: 138 to 157. E. Environmental Sustainability Sustainability is one of the core values of the Bank. 2. Transforming Banking for the Future and The details are covered in pages 88 to 119. Technology Absorption F. Business Enablers In the ever-evolving landscape of banking, HDFC Bank remains steadfast in its commitment to take forward 1. People its customer-centric approach. Given below are the People is one of the core values of the Bank. Through five pillars. continuous reinforcement and alignment with our strategic objectives, the HDFC Bank Culture Framework ensures that over 2,13,000 employees are equipped to succeed 232 HDFC Bank Limited

1.

Journeys: Our quest for excellence begins with prioritising seamless and intuitive interactions. By harmonising digital and physical channels, we craft journeys that go beyond mere transactions, fostering lasting relationships with customers.

2.	Channels: Recognizing the unique preferences and needs of our diverse clientele, we are offering a spectrum of banking channels, ensuring accessibility and convenience for all.

3.	Core: Our core banking infrastructure has undergone a major transformation, instilling it with the agility and scalability necessary to navigate the winds of change.

4.	Data: We are leveraging advanced analytics to cater to the intricate needs of our diverse customers. This is allowing us to anticipate and fulfill their needs with bespoke solutions.

5.	Security: Upholding the highest standards of security, we fortify our defences to safeguard the sanctity of customer trust, brick by digital brick.

These strategic pillars serve as beacons, guiding our journey towards sustainable growth and value creation for our esteemed shareholders. With continued focus towards providing tailored digital banking solutions, HDFC Bank has reinforced its technology and innovative prowess by undertaking key initiatives such as:

PayZapp 2.0: Building upon the success of its impactful launch, PayZapp 2.0 has continued its growth to become one of the fastest growing payments app providing customers with a seamless and intuitive user experience while ensuring enhanced security features. Other highlights include:

1.	It has reached the milestone of 75 lakh registrations in FY24

2.	65 per cent monthly active users

3.	Average daily volume of 4.5 lakh transactions

SmartHub Vyapar: This is a vital part of our offering, designed to empower merchants. It offers seamless digital solutions for their everyday needs, including instant onboarding for customers, interoperable payments, and remote transactions. Additionally, its marketing tool helps merchants amplify their offers on social media reaching both existing and potential customers. As on March 31, 2024, SmartHub Vyapar is a 16 lakh merchant community with over 70,000 new merchants being added every month. It has processed transaction volumes totaling ₹2.28 lakh crore in FY24.

HDFC Bank One (Customer Experience Hub): Our AI / ML driven platform and conversational bot, has transformed our contact centre operations by centralising and streamlining customer interactions. Its expansion across India covers various services like PhoneBanking, IVR self-service, virtual relationship management teams, and tele-sales. With an omni-channel approach, including WhatsApp chat banking, SMS banking, IVR, and agent assisted service, it ensures a seamless customer experience. HDFC Bank One has powered over 3.2 crore customer engagements with monthly interactions touching 1.9 crore unique customers. Notably, it has reduced resolution time for email channels by 50 per cent.

Xpress Car Loan (XCL): Xpress Car Loan continues to excel in seamless digital loan disbursals processing over 32 per cent of car loans. Offering zero paper, zero-touch processing in just 30 minutes, it leads as India’s largest digital car loan platform. In the fourth quarter of the Financial Year 2023-24, over 40 per cent of all car loans were digital, averaging monthly disbursements of over ₹1,020 crore.

SmartWealth: Introduced in January 2024, SmartWealth is a user-centric Do-It-Yourself (DIY) investment mobile application, targeting the Emerging Affluent and Affluent segments, with a strategic focus on Tier 2 & 3 markets. It offers users the capability to aggregate and view their external and HDFC Bank account balances, along with a spend analyzer feature via the Account Aggregator platform. The SmartWealth App has been downloaded 1,14,921 times, with 68,249 registered customers and 27,530 active SIPs. As on March 31, 2024, it manages Mutual Funds Assets Under Management (AUM) worth ₹26.92 crore and has enabled customers to upload held-away mutual funds with AUM totalling ₹3,561 crore via the Consolidated Account Statement (CAS) feature.

Acquisition & Servicing Journeys: In our ongoing digitalising efforts, we have advanced significantly by introducing new customer journeys covering diverse offerings like joint accounts, pension accounts and hybrid salary accounts for corporates. We have also expanded our digital service offerings with 10 new service journeys now covering nearly 87 per cent of services. Looking ahead we plan to roll out unified acquisitions, embedded insurance, Gold Loan journeys, and bundled Personal Loan and Insurance with the Home Loan journey.

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Tradeflow: TradeFlow, a cloud-based centralised platform continues to provide enhanced reliability and usability for end-users. The application integrates with a multitude of applications and employs various automations, including a dynamic MIS, an informative dashboard, a single view of all dependencies, and peripheral application integration. Between March 2023 and March 2024, the platform expanded to 280+ locations, processing 9,000+ transactions daily and saving 25 per cent time per transaction. It offers a single integrated platform for trade users, ensuring consistency and efficiency.

Corporate Banking eXchange (CBX): CBX, our unified corporate banking portal, offers seamless NetBanking for corporates via mobile and web. It improves efficiency and user satisfaction with features like customised narration and enhanced authorisation levels. CBX serves a growing customer base processing over 1.15 crore transactions per month.

BizXpress: Rolled out to select customers, BizXpress stands as our digital portal platform designed for MSME / SME customers. It is a digital native integrated solution, offering a comprehensive suite of banking and value-added services for the SME segment, providing a seamless one-stop banking solution.

Dukandar Dhamaka: Dukandar Dhamaka offers affordable credit solutions for small businesses, helping them seize growth opportunities and manage cash flow challenges. The tailored overdraft (OD) facility allows shopkeepers to access up to ` 10 lakh without GST and up to ` 25 lakh with GST. This initiative sourced over ` 500 crore in business in the fourth quarter of FY24, empowering shopkeepers across India.

Commercial Loan Origination: HDFC Bank enabled digital sourcing for all working capital segments of Emerging Enterprises Group (EEG) and Business Banking Group (BBG) customers. Integrated with the state-of-the-art business rule engine, this initiative facilitates in-principle approvals for customers within just 30 minutes, streamlining the lending process and empowering businesses to seize opportunities swiftly and efficiently.

Smart Saathi: This is our digital distribution platform to connect Business Correspondents (BCs) and Business Facilitators (BFs) with the Bank. This initiative marks a significant milestone in the journey towards providing innovative solutions tailored to the evolving needs of customers. By leveraging this network of Business Correspondents and Facilitators, the Bank aims to enhance financial inclusion by extending banking products and services to the last mile.

New Branch Rollout and Other Initiatives: Technology played a crucial role in the successful rollout of over 900 branches in the Financial Year 2023-24 ensuring each site had the necessary infrastructure and systems through meticulous planning and execution. Internet breakout has been implemented for these branches, enhancing branch users’ access to internet applications using SWAN and Zscaler Internet Access (ZIA).

Zero Trust Architecture: We leveraged a Secure Access Service Edge partner’s advanced zero trust technology to seamlessly navigate through the merger, ensuring network harmony and eliminating conflicts. Leveraging their advanced technologies, we’ve reduced dependency on Multiprotocol Label Switching (MPLS) across branches, enhancing operational efficiency and agility. This has strengthened our security measures and boosted performance.

Safeguarding Data: The Bank is fully committed to enhancing its cyber security measures as part of its technological advancement strategy. Key endeavours include establishing a cutting-edge Cyber Security Operations Center (CSOC) to anticipate security threats and manage incidents proactively. Additionally, the implementation of Security Orchestration, Automation and Response (SOAR) aims to streamline incident response processes. Network micro-segmentation is being introduced to bolster protection against ransomware while next-generation Security Incident Event Management (SIEM) systems with AI and ML capabilities are being deployed for heightened security monitoring. The Bank also conducts round-the-clock defacement monitoring, vulnerability management, and Anti-DDoS measures. Furthermore, anti-Advanced Persistence Threat (Anti-APT) systems are being employed on all endpoints, alongside the adoption of a zero-trust architecture approach and the implementation of Data Loss Prevention (DLP) solutions. Lastly, data encryption on all laptops and the integration of Domain-based Message Authentication is being enforced to ensure robust email security.

Innovating for Tomorrow

Digital Rupee: Central Bank Digital Currency (CBDC), or Digital Rupee, is the secure, faster, and more inclusive version of the Indian Rupee, ensuring privacy in payments. It fosters financial inclusion, reduces operational costs, and enhances resilience and efficiency in payment systems. With upcoming programmability and offline features, CBDC could revolutionise the payments industry. Currently, HDFC Bank has over 5 lakh customers registered on the app and transacting ` 169 crore annually through Digital Rupee.

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UPI Autopay: UPI Autopay enables users to automate recurring payments covering various needs like bill payments, school fees, OTT subscriptions, insurance premium, EMIs, and mutual funds. It results in timely and reliable payments, helping users avoid late fees and disruptions. This plays a crucial role in customer retention, benefitting merchants. HDFC Bank has onboarded top merchants across industries, collecting ₹2,100 crore in monthly recurring payments through this feature.

UPI Secondary ASBA: UPI Secondary ASBA, also known as Single Block Multiple Debit, enables investors to block funds in their bank accounts for a specific purchase of financial instruments. The amount is debited only upon successful settlement by the clearing corporation (both NCL and ICCL). This mechanism, operating on the UPI platform ensures simple, secure and convenient transactions for users. HDFC Bank is a pioneer in offering the UPI Secondary ASBA feature.

Generative AI: In our pursuit of innovation, HDFC Bank is leveraging Generative AI to enhance operations and deliver ground breaking solutions. Highlights include:

•	Internal BETA FAQ Bot: Provides efficient response to customer queries.

•	CAMs Covenant Extraction POC: Successfully extracts critical information from financial documents.

•	Branch Executive Co-Pilot Prototype: Empowers branch executives to provide better customer service by addressing queries and reducing dependencies on central units for improved efficiency.

Lastly in our digital transformation journey we have prioritised seamless experiences through our Factory approach, co-creating Tech IP with Agile principles and cloudification. Our API Factory is building scalable architectures for rapid integrations, enabling embedded banking for richer customer experiences.

In the current financial year, the Bank is gearing up for an array of ground-breaking initiatives set to redefine the banking landscape. From the establishment of a robust data lake to fuel data-driven insights, to the expansion of embedded banking solutions for seamless financial experiences, we are committed to pushing the boundaries of innovation. This is being done through launches like credit cards crafted to meet the needs of the dynamic young demographic plus initiatives such as modernised platforms and architectures for Gold Loan, Consumer Durable Loan, and Sustainable Livelihood Initiative. Our next-gen NetBanking and MobileBanking experiences, aim to reimagine enhanced digital experiences backed by cutting-edge technology and security solutions.

Cybersecurity

Cybersecurity is at the heart of the technology transformation journey and the Bank is deeply committed to ensuring robust cyber security with substantial advancements being made to further fortify its infrastructure and applications. Key initiatives in this regard include:

•

Significant advancements to consolidate cyber security through initiatives such as the foundation of a next-generation Cybersecurity Operations Center (CSOC) for predictive security and incident management, introduction of Security Orchestration, Automation and Response (SOAR) to reduce incident response times and network micro-segmentation for better control, visibility and preparedness against ransomware.

•

The initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats is managed through the deployment of next generation Security Incident Event Management (SIEM) solution augmented by Artificial Intelligence (AI) and Machine Learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling.

•

24/7 defacement monitoring and vulnerability management of the bank’s internet properties, antivirus / malware program, patch management, penetration testing, etc. for minimising the surface area for cyber security attacks and fortifying the Bank’s assets like infrastructure and applications.

•

Dedicated program for Attack Surface Management (ASM) that includes continuous attack surface discovery and probing for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe.

•	Adopting a zero-trust architecture approach to ensure protection against cyber-attacks.

•

Implementation of Anti-Advanced Persistence Threat (Anti-APT) system agent on all endpoints in the Bank to protect from zero-day malware attacks. All network elements such as email, web as well as endpoint computers are protected by the anti-APT system.

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•

Enterprise solutions such as Data Loss Prevention (DLP) to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. All endpoints have proxy agent configured to ensure that only authorised websites are accessed. All outgoing e-mails are monitored through DLP solution.

•

Laptop Encryption: Data encryption ensures that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. Hard disk encryption is implemented on all laptops.

•	Implementation of Domain-based Message Authentication, Reporting and Conformance (DMARC) system for protecting the Bank’s domain from unauthorized use, commonly known as ‘email spoofing’.

Technology related challenges over the past few years have only made the Bank’s resolve stronger to consolidate and fortify its technology environment. Focused technology / digital investments and programs in technology are pivotal to the Bank in the new age of digital banking and experiences for its customers.

Service Quality Initiatives and Grievance Redressal

Customer Focus is one of the five core values of the Bank. Given a highly competitive business environment, especially with diverse lines of businesses, we continuously strive to enhance customer experience. Delivering exceptional product quality and customer service delivery is a prerequisite for sustained growth. The Bank strives to achieve this by seeking customer feedback, benchmarking with best-in-class business entities and implementing customer-centric improvements. We have adopted a three-step strategy regarding Customer Service - Define, Measure and Improve.

HDFC Bank has adopted a multi-pronged approach to provide an omnichannel experience to its customers. On the one hand, it has traditional touchpoints like Branches, Email Care and PhoneBanking. On the other hand, it has state-of-the-art platforms like NetBanking, MobileBanking, WhatsaApp Banking, the chatbot Eva and the bank’s exclusive social care handles. The Bank also has a Virtual Relationship Manager (VRM) programme to cater to various financial needs in a personalised manner.

Customer service performance and grievance redressal are regularly assessed at various levels, including Branch Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. HDFC Bank has implemented robust processes to monitor and measure service quality levels across touchpoints, including at product and process level, through the efforts of the Quality Initiatives Group.

The Service Quality team conducts regular reviews across various products, processes and channels, focusing on improving the customer experience. A unique Service Quality Index (SQI) has been developed to measure the performance of key customer facing channels based on critical customer service parameters. This SQI enables continuous improvement of initiatives to raise service standards.

One of the basic building blocks of providing acceptable level of customer service is to have an effective Internal Grievance Redressal Mechanism / Framework. HDFC Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, Customer Compensation Policy, duly approved by the Board, which outline a framework for resolving customer grievances. These policies are accessible to customers through the Bank’s website and branch network.

HDFC Bank has created multiple channels for customers to provide feedback and register grievances, facilitating a transparent and accessible system. As a pioneer in innovative financial solutions and digital platforms, it has witnessed an increased utilisation of its digital channels. Keeping customer interest in focus, the Bank has formulated a Board approved Protection Policy which limits the liability of customers in case of unauthorised electronic banking transactions.

This Bank is compliant with the RBI Internal Ombudsman Guidelines. At the apex level, as a part of the Internal Grievance Redressal mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review any customer grievance which is partly/wholly rejected by the Bank before the final decision is communicated to the customer.

HDFC Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system. This customer experience transformation programme helps employees to empathise better with customers and improve turnaround times. Branded as ‘Infinite Smiles’, the programme helps establish behaviours and practices that result in customer-centric actions through continuous improvement in products, services, processes and policies.

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The Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and grievance redressal mechanisms, it aims to build lasting relationships.

Risk Management and Portfolio Quality

Your Bank’s historical focus on Pillar 1 risks including Credit Risk, Market Risk and Operational Risk has been expanded in response to the evolving banking landscape. Liquidity Risk, Climate Risk, Information Technology Risk and Information Security Risk have also emerged as critical considerations. These risks not only impact your Bank’s financial strength and operations but also its reputation. To address these concerns, your Bank has established Board-approved risk strategy and policies overseen by the Risk Policy and Monitoring Committee (RPMC). The Committee ensures that frameworks are established for assessing and managing various risks faced by your Bank, systems are developed to relate risk to the Bank’s capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The Committee guides the development of policies, procedures and systems for managing risks. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of your Bank and its risk appetite.

The hallmark of your Bank’s risk management function is that it is independent of the business sourcing unit with convergence only at the CEO level.

The gamut of key risks faced by the Bank which are dimensioned and managed include:

•	Credit Risk including Residual Risks

•	Market Risk

•	Operational Risk

•	Interest Rate Risk in the Banking Book

•	Liquidity Risk

•	Intraday Liquidity Risk

•	Intraday Credit Risk

•	Credit Concentration Risk

•	Counterparty Credit Risk

•	Model Risk

•	People Risk

•	Business Risk
•	Strategic Risk

•	Compliance Risk

•	Reputation Risk

•	Technology Risk

•	Third Party Products Risk

•	Group Risk

•	Climate Risk

Credit Risk

Credit Risk is the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. Losses stem from outright default or reduction in portfolio value. Your Bank has a comprehensive credit risk architecture, policies, procedures, and systems for managing credit risk in its retail and wholesale businesses. Wholesale lending is managed on an individual as well as portfolio basis. In contrast, given the granularity of individual exposures, retail lending is managed largely on a portfolio basis across various products and customer segments. Robust front-end and back-end systems are in place to ensure credit quality and minimise default losses. The factors considered while sanctioning retail loans include income, demographics, credit history, loan tenure, and banking behaviour. In addition, multiple credit risk models are developed and used to assess different segments of customers based on portfolio behavior. In wholesale loans, credit risk is managed by capping exposures based on borrower group, industry, credit rating grades and country among others. This is backed by portfolio diversification, stringent credit approval processes, periodic post-disbursement monitoring and remedial measures. Your Bank has ensured strong asset quality through volatile times in the lending environment by stringently adhering to prudent norms and institutionalised processes. Your Bank also has a robust framework for assessing Counterparty Banks, which are reviewed periodically to ensure interbank exposures are within approved appetite.

As on March 31, 2024, your Bank’s ratio of Gross Non-Performing Assets (GNPAs) to Gross Advances was 1.24 per cent. Net Non-Performing Assets (Gross Non-Performing Assets Less Specific Loan Loss provisions) was 0.33 per cent of Net Advances.

Your Bank has a conservative and prudent policy for specific provisions on NPAs. Its provision for NPAs is higher than the minimum regulatory requirements and adheres to the regulatory norms for Standard Assets.

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D I RE C T OR S ’ R E P O R T Digital and Credit Risk the banking book. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity Driven by rapid technological advancements, the banking and interest rate risk management strategy of the Bank in line sector is witnessing the increasing importance of digitalisation with its risk management objectives and ensures adherence as a critical differentiator for customer retention and service to the risk tolerance / limits set by the Board. ALCO reviews delivery. Digital lending has emerged as a convenient and the policy’s implementation and monitoring of limits. While the quick method for customers to secure loans with just a few maturity gap, Basel III ratios and stock ratio limits help manage clicks often in minutes, if not seconds. However, addressing liquidity risk, Net Interest Income impact and market value the risks associated with digital lending is crucial and your of equity (MVE) impact help mitigate interest rate risk in the Bank has implemented appropriate measures to manage these banking book. This is reinforced by a comprehensive Board-risks effectively. Digital loans are sanctioned primarily to your approved stress testing programme covering both liquidity and Bank’s existing customers. Often, they are customers across interest rate risk. multiple products, thus enabling the Bank ready access to their credit history and risk profile. This accessibility facilitates the Your Bank conducts various studies to assess the behavioural evaluation of their loan eligibility. Moreover, the credit checks pattern of non-contractual assets and liabilities and embedded and scores used by your Bank in process-based underwriting options available to customers, which are used while managing are replicated for digital loans. This ensures consistency in the maturity gaps and repricing risk. Further, your Bank has the evaluation process. necessary framework to manage intraday liquidity risk. Market Risk The Liquidity Coverage Ratio (LCR) is one of the Basel Committee’s key reforms to develop a more resilient banking Market Risk arises primarily from your Bank’s statutory reserve sector. The LCR, a global standard, is also used to measure management and trading activity in interest rates, equity, and your Bank’s liquidity position. LCR seeks to ensure that the currency market. These risks are managed through a well- Bank has an adequate stock of unencumbered High-Quality defined Board approved Market Risk Policy, Investment Policy, Liquid Assets (HQLA) that can be converted into cash easily Foreign Exchange Trading Policy, and Derivatives Policy that and immediately to meet its liquidity needs under a 30-day caps risk in different trading desks or various securities through calendar liquidity stress scenario. The LCR helps in improving trading risk limits / triggers. The risk measures include position the banking sector’s ability to absorb shocks arising from limits, tenor restrictions, sensitivity limits, namely, PV01, financial and economic stress, whatever the source, thus Modified Duration of Hold to Maturity Portfolio and Option reducing the risk of spill over from the financial sector to the Greeks, Value-at-Risk (VaR) Limit, Stop Loss Trigger Level real economy. Based on Basel III norms, your Bank’s average (SLTL), Scenario-based P&L Triggers, Potential Loss Trigger LCR stood at 117.35 per cent on a consolidated basis for Level (PLTL) and are monitored on an end-of-day basis. In financial year 2023-24 as against the regulatory threshold at addition, forex open positions, currency option delta, and 100 per cent. interest rate sensitivity limits are computed and monitored on an intraday basis. This is supplemented by a Board-approved Average Liquidity Coverage Ratio stress testing policy and framework that simulates various market risk scenarios to measure losses and initiate remedial measures. Your Bank’s Market Risk capital charge is computed daily using the Standardised Measurement Method applying 117.35 per cent the regulatory factors. On a Consolidated Basis for the Liquidity Risk Financial Year 2023-24 Liquidity risk is the risk that the Bank may not be able to The Net Stable Funding Ratio (NSFR), a key liquidity risk meet its financial obligations as they fall due without incurring measure under BCBS liquidity standards, is also used to unacceptable losses. Your Bank’s liquidity and interest rate measure your Bank’s liquidity position. The NSFR seeks to risk management framework is spelt out through a well- ensure that your Bank maintains a stable funding profile in defined Board approved Asset Liability Management Policy. relation to the composition of its assets and off-balance sheet As part of this process, your Bank has established various activities. The NSFR promotes resilience over a longer-term Board-approved limits for liquidity and interest rate risks in time horizon by requiring banks to fund their activities with 238 HDFC Bank Limited more stable sources of funding on an ongoing basis. The RBI guidelines stipulated a minimum NSFR requirement of 100 per cent at a consolidated level and your Bank has maintained the NSFR well above 100 per cent since its implementation. Based on guidelines issued by RBI, your Bank’s NSFR stood at 120.81 per cent on a consolidated basis March 31, 2024.

Operational Risk

This is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes risk of loss due to legal risk but excludes strategic and reputational risk.

Given below is a detailed explanation under four different heads: Framework and Process, Internal Control, Information Technology and Information Security Practices and Fraud Monitoring and Control.

A.	Framework and Process

To manage Operational Risks, your Bank has in place a comprehensive Operational Risk Management Framework, whose implementation is supervised by the Operational Risk Management Committee (ORMC) and reviewed by the RPMC of the Board. An independent Operational Risk Management Department (ORMD) implements the framework. Under the framework, the Bank has three lines of defence. The first line of defence is the business line (including support and operations).

The first line is primarily responsible for developing risk mitigation strategies in managing operational risk for their respective units.

The second line of defence is the ORMD, which is responsible for implementing the operational risk management framework across the Bank. It designs and develops tools required for implementing the framework including policies and processes, guidelines towards implementation and maintenance of the framework. In order to achieve the aforesaid objective pertaining to operational risk management framework, the ORMC guides and oversees the functioning, implementation, and maintenance of operational risk management activities of Bank, with special focus on:

•	Identification and assessment of risks across the Bank through the Risk and Control Self-Assessment (RCSA) and Scenario analysis
•	Measurement of Operational Risk based on the actual loss data

•	Monitoring of risk through Key Risk Indicators (KRI)

•	Management and reporting through KRI, RCSA and operational risk losses of the Bank

Internal Audit is the third line of defence. The team reviews the effectiveness of governance, risk management and internal controls within your Bank.

B.	Internal Control

Your Bank has implemented sound internal control practices across all processes, units and functions. It has well laid down policies and processes for the management of its day-to-day activities. Your Bank follows established, well-designed controls, which include traditional four eye principles, effective segregation of business and support functions, segregation of duties, call back processes, reconciliation, exception reporting and periodic MIS. Specialised risk control units function in risk- prone products/ functions to minimise operational risk. Controls are tested as part of the SOX control testing framework.

C.	Information Technology and Information Security Practices

Your Bank operates in a highly automated environment and makes use of the latest technologies available on cloud or on Premises Data Centres to support various business segments. With the advent of new technology tools and increased sophistication, your Bank has improved its efficiency, reduced operational complexities, aided decision making and enhanced the accessibility of products and services. This results in various risks such as those associated with the use, ownership, operation, redundancy, involvement, influence, and adoption of IT within an enterprise, as well as business disruption due to technological failures. Additionally, it can lead to risks related to information assets, data security, integrity, reliability and availability, among others. Your Bank has put in place a governance framework, Information Security Practices, Business Continuity Plan, Disaster Recovery (DR) resiliency, Security Enhancements, Public Cloud and Cloud Native Services Adoption and Enhanced Automated Monitoring mechanisms to mitigate Information Technology and Information Security-related risks.

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The three lines of defence approach is adopted for enterprise-wide Technology Risk management. The first line of defence holds primary responsibility of managing the risk and ensuring proper controls are in place.

The second line of defence defines policies, frameworks and controls. Information Technology Risk function and Information Security Group addresses technology and information security related risks. A well-documented Board-approved information security policy and cyber security policy are in place.

Your Bank has a robust Business Continuity and Disaster Recovery plan that is periodically tested to ensure that it can meet any operational contingencies. Further, there is a well-documented crisis management plan in place to address the strategic issues of a crisis impacting the Bank and to direct and communicate the corporate response to the crisis including cyber crisis. In addition, employees periodically undergo mandatory business continuity awareness training and sensitisation exercises on a periodic basis.

For details on Business Continuity, Information and Cybersecurity Practices and Data Privacy Measures, please refer to pages 82 -87, 235 and 241.

An independent assurance team within Internal Audit acts as a third line of defence that provides assurance on the management of IT-related risks.

D.	Fraud Monitoring and Control

Your Bank has put in place a Whistle Blower and Vigilance Policy and a central vigilance team that oversees the implementation of fraud prevention measures. Frauds are investigated to identify the root cause and relevant corrective steps are recommended to prevent recurrence.

Fraud Monitoring committees at the senior management and Board level also deliberate on high value fraud events and advise preventive actions. Periodic reports are submitted to the Board and senior management committees.

Compliance Risk

Compliance Risk is defined as the risk of impairment of your Bank’s integrity, leading to damage to its reputation,

legal or regulatory sanctions, or financial loss, as a result of a failure (or perceived failure) to comply with applicable laws, regulations, and standards. Your Bank has a Compliance Policy to ensure the highest standards of compliance. A dedicated team of subject matter experts in the Compliance Department works with business, support and operations teams to ensure active Compliance Risk management and monitoring. The team also provides advisory services on regulatory matters. The focus is on identifying and reducing risk by rigorously testing products and also putting in place robust internal policies. Products that adhere to regulatory norms are tested after rollout and shortcomings, if any, are fully addressed till the product stabilises. Internal policies are reviewed and updated periodically as per agreed frequency or based on market actions or regulatory guidelines/ actions. The compliance team also seeks regular feedback on regulatory compliance from product, business and operation teams through self-certifications and monitoring.

ICAAP

Your Bank has a structured management framework in the Internal Capital Adequacy Assessment Process (ICAAP) for the identification and evaluation of the significance of the risks that the Bank faces, which may have a material adverse impact on its business and financial position. The ICAAP framework is guided by the Board approved ICAAP Policy.

Group Risk

Post merger, the subsidiaries of your Bank have increased manifold from existing two subsidiaries. In order to manage the risk arising from subsidiaries with regards to potential uncertainties or adverse events that can impact the operations, financial stability, reputation of the Group, your Bank has established Group Risk Management function within the Risk Management Group. Your Bank shall have a reasonable oversight on the Risk Management Framework of the group entities on an ongoing basis through Group Risk Management Committee and Council. The Board / Risk Management committees of respective subsidiary shall be driving the day to day risk management in accordance with the requirements of the respective regulator. Stress testing for the group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections

240	HDFC Bank Limited

are formulated for the group after incorporating the business / capital plans of the subsidiaries. The Group Risk Management Committee shall report to the Bank’s Risk Policy & Monitoring Committee (RPMC).

Model Risk

The use of models invariably presents model risk, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Model Validation Unit (MVU) under Risk Management Group shall be responsible for testing and verifying the accuracy and reliability of models used within the Bank. By establishing a dedicated MVU, your Bank ensures that its models are independently evaluated before implementation and on an ongoing basis. There is an established Enterprise Model Validation Policy (EMVP) which is a centralized, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities across stakeholders i.e., Model Owners, Model Users, Model Developers, and the Model Validation Unit (MVU). There is Model Risk Management Committee (MRMC) which is an executive committee to govern the Model Risk Management Framework as defined in the EMV policy. It shall also oversee the development and implementation of EMV policy, governance structure, necessary processes and system are put in place and review the results of the model validation/monitoring on a periodic basis. The MRMC shall report to the Bank’s Risk Policy & Monitoring Committee (RPMC).

Climate Risk

The risks from climate change are divided into (i) Physical risk which captures economic losses from acute impacts on account of extreme weather events or long-term chronic impact on environment; and (ii) Transition risks which captures financial asset level losses due to the possible process of adjustment to a low carbon economy.

Your Bank has partnered with an independent reputed global agency for developing a framework to assess climate transition risk at a borrower level for select industries. Additionally, your Bank has taken initiatives to engage in capacity building programs to familiarize the Board and its staff members on the key developments in climate risk assessment, considering this risk is continuously evolving.

Further your bank has formulated its ESG policy and ESG & Climate Change Assessment Framework which is integrated into bank’s credit appraisal process.

Stress Testing Framework

Your Bank has implemented a Board approved Stress Testing Policy and Framework which forms an integral part of the Bank’s ICAAP. Stress testing involves the use of various techniques to assess your Bank’s potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I risks and select Pillar II risks, along with the changes in the on and off-Balance Sheet positions of your Bank are assessed under assumed ‘stress’ scenarios and sensitivity factors. The suite of stress scenarios includes topical themes depending on prevailing geopolitical / macroeconomic / sectoral and other trends. The stress testing outcome may be analysed through capital impact and/or identification of vulnerable borrowers depending on the scenario.

Business Continuity Planning (BCP)

Your Bank has a strong BCP programme in place that enables operational resilience and continuity in delivering quality services across various business cycles. With our ISO 22301:2019 certified Business Continuity Programme, we prioritise minimising service disruptions and safeguarding our employees, customers and business during any unforeseen adverse events or circumstances. The Programme is designed in accordance with the guidelines issued by regulatory bodies. Further our programme undergoes regular internal, external and regulatory reviews.

The central Business Continuity Office focuses on strengthening the Bank’s preparedness for continuity. Oversight over programme is provided by the Business Continuity Steering Committee, chaired by the Chief Risk Officer. The Business Continuity Procedure outlines clear roles and responsibilities for teams involved in Crisis Management, Business Recovery, Emergency Response, and IT Disaster Recovery, ensuring a coordinated approach.

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D I RE C T OR S ’ R E P O R T Some of the key roles in this programme are as follows: preventive and detective controls implemented through systems and processes, ensuring a robust framework in Steering Committee your Bank to enable correct and complete accounting, The Steering Committee ensures centralised monitoring of your Bank’s Business Continuity program implementation identification of outliers (if any) by the management Crisis Management teams on a timely basis for corrective action and mitigating Crisis Management teams work on effective management of recovery operations during </> disruptive events operational risks. Disaster Recovery (DR) Site A dedicated DR site for recovery of critical core and customer facing applications Your Bank has put in place various preventive controls, including: Functional recovery plans Functional recovery plans ensure structured and expedited restoration of operations a) Limited and need-based access to systems by users Periodic drils Periodic drills are conducted for testing the effectiveness of recovery plans b) Dual custody over cash and near-cash items As a responsible Bank, these steadfast practices have c) Segregation of duty in processing of transactions vis-à-vis enabled us to continue seamless service delivery to our creation of user IDs customers through disruptive events and beyond. d) Segregation of duty in processing of transactions vis-à-vis Internal Controls, Audit and Compliance monitoring and review of transactions/ reconciliation Your Bank has put in place extensive internal controls e) Four eye principle (maker-checker control) for processing and processes that are commensurate with the size and of transactions scale of the Bank to mitigate Operational and other allied risks, including centralised operations and ‘segregation f) Stringent password policy of duty’ between the front and back-office. The front-office units usually act as customer touchpoints and g) Booking of transactions in core banking system mandates sales and service outlets while the back-office carries the earmarking of line/limit (fund as well as non-fund out the entire processing, accounting and settlement based) assigned to the customer of transactions in the Bank’s core banking system. The policy framework, definition and monitoring of limits is h) STP processes between core banking system and carried out by various mid-office and risk management payment interface systems for transmission of messages functions. The credit sanctioning and debt management units are also segregated and do not have any sales and i) Additional authorisation leg in payment interface systems operations responsibilities. in applicable cases Your Bank has set up various executive-level committees j) Audit logs directly extracted from systems with participation from various business and control functions that are designed to review and oversee k) Empowerment grid matters pertaining to capital, assets and liabilities, business practices and customer service, operational Your Bank also has detective controls in place: risk, information security, business continuity planning and internal risk-based supervision among others. The a) Periodic review of user IDs and its usage logs second line of defence functions set standards and lay down policies and procedures by which the business b) Post-transaction monitoring at the back-end by way functions manage risks, including compliance with of call back process (through daily log reports) by an applicable laws, compliance with regulatory guidelines, independent person, i.e., to ascertain that entries in the adherence to operational controls and relevant standards core banking system/messages in payment interface of conduct. At the ground level, your Bank has a mix of systems are based on valid/authorised transactions and customer requests 242 HDFC Bank Limited

i)	Daily tally of cash and near-cash items at end of day

ii)

Reconciliation of Nostro accounts (by an independent team) to ascertain and match-off the Nostro credits and debits (external or internal) regularly to avoid / identify any unreconciled / unmatched entries passing through the system

c)	Reconciliation of all internal / transitory accounts and establishment of responsibility in case of outstanding

d)	Independent and surprise checks periodically by supervisors.

Your Bank has an Internal Audit Department which is responsible for independently evaluating the adequacy and effectiveness of internal controls, risk management, governance systems and processes and is manned by appropriately qualified and experienced personnel.

This department adopts a risk-based audit approach and carries out audits across various businesses i.e., Retail, Wholesale and Treasury (for India and Overseas books), Audit of Operations units, Management and Thematic audits, Information Security audit, Revenue audit, Spot checks and Concurrent audit in order to independently evaluate the adequacy and effectiveness of internal controls on an ongoing basis and proactively recommending enhancements thereof. The Internal Audit Department, during the course of audit, also ascertains the extent of adherence to regulatory guidelines, legal requirements and operational processes and provides timely feedback to the management for corrective actions. A strong oversight on the operations is also kept through off-site monitoring by use of data analytics and automation tools to study trends/patterns to detect outliers (if any) and alert the management for due corrective action, wherever warranted.

The Internal Audit Department also independently reviews your Bank’s implementation of Internal Rating Based (IRB)- approach for calculation of capital charge for Credit Risk, the appropriateness of your Bank’s ICAAP, as well as evaluates the quality and comprehensiveness of your Bank’s disaster recovery and business continuity plans and also carries out management self-assessment of adequacy of the Bank’s internal financial controls and operating effectiveness of such controls in terms of Sarbanes Oxley (SOX) Act and Companies Act, 2013. The Internal Audit Department plays an important role in strengthening of the control functions by periodically reviewing their practices and processes as well as recommending enhancements thereof. Additionally, oversight is also kept on the functioning of the subsidiaries, related party transactions and extent of adherence to the licensing conditions of the RBI.

Any new product/process introduced in your Bank is reviewed by Compliance function in order to ensure adherence to regulatory guidelines. The Audit function may, if deemed necessary also proactively recommend improvements in operational processes and service quality for such new products / processes.

To ensure independence, the Internal Audit Function has a reporting line to the Audit Committee of the Board and a dotted line reporting to the Managing Director for administrative purposes.

The Compliance function independently tracks, reviews and ensures compliance with regulatory guidelines and promotes a compliance culture in the Bank.

Your Bank has a comprehensive Know Your Customer (KYC), Anti Money Laundering (AML) and Combating Financing of Terrorism (CFT) policy (based on the RBI guidelines / provisions of the Prevention of Money Laundering Act, 2002) incorporating the key elements of Customer Acceptance Policy, Customer Identification Procedures, Risk Management and Monitoring of Transactions. The policy is subjected to an annual review and is duly approved by the Board.

Your Bank besides having robust controls in place to ensure adherence to the KYC guidelines at the time of account opening also has monitoring process at various stages of the customer lifecycle including a continuous review process in the form of transaction monitoring carried out by a dedicated AML and CFT monitoring team which carries out transaction reviews for identification of suspicious patterns/trends that enables your Bank to further carry out enhanced due diligence (wherever required) and appropriate actions thereafter.

The Audit team and the Compliance team undergo regular training both in-house and external to equip them with the necessary knowhow and expertise to carry out the function.

The Audit Committee of the Board reviews the effectiveness of controls, compliance with regulatory guidelines as also the performance of the Audit and Compliance functions in your Bank and provides direction, wherever deemed fit. The Audit function is also subject to periodic external assurance reviews. Your Bank has always adhered to the highest standards of compliance and has put in place appropriate controls and risk measurement and risk management tools to ensure a robust compliance and governance structure.

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D I RE C T OR S ’ R E P O R T Performance of Subsidiary Companies journeys which led to more than 90 per cent of customers being onboarded digitally. Your Bank has five key subsidiaries, HDB Financial Services Limited (HDBFSL), HDFC Life Insurance Company Limited In the case of Margin Trade Funding (MTF), the Average Book (HDFC Life), HDFC Asset Management Company Limited Size during the year was ₹ 4,855 crore, against the average (HDFC AMC), HDFC ERGO General Insurance Company book size of ₹ 3,190 crore in the last financial year. The Book Limited (HDFC ERGO) and HDFC Securities Limited (HSL). Size for the year ended March 31, 2024 stands at ₹ 6,033 crore. HDBFSL is a leading NBFC that caters primarily to segments not covered by the Bank while HSL is among India’s leading HSL launched its flat price broking app, HDFC SKY in retail broking firms. HDFC Life is a leading, listed, long-term September 2023. HDFC SKY has a one-price slab of ₹ 20 for life insurance solutions provider in India. HDFC ERGO offers a both intraday and delivery across segments, MTF at 12 per complete range of general insurance products. HDFC AMC is cent and zero account opening and maintenance charges for Investment Manager to HDFC Mutual Fund, one of the largest the first year. mutual funds in the country. HDFC SKY is designed to support investors and traders across Amongst the Bank’s key subsidiaries, HDFC Life Insurance experience levels to participate seamlessly in the financial Company Limited and HDFC ERGO General Insurance markets and achieve their financial goals. The app provides Company Limited prepare their financial results in accordance access to various investment and trading offerings, including with Indian GAAP and other subsidiaries do so in accordance Indian stocks, ETFs, Mutual Funds, Futures and Options, with the notified Indian Accounting Standards (‘Ind-AS’). Currencies, Commodities, IPOs and global equities on a single Fintech platform. Its users are spread across Tier-1, 2 The detailed financial performance of the companies is and 3 cities. given below. The platform is best placed to help its customers with HDFC Securities Limited (HSL) investment and stock recommendations and proprietary research to enable better and informed decision-making. Transacting Customers of HSL The Indian stock market witnessed an exceptional rally in the Financial Year 2023-24 marking multiple record highs. It was one of the best performing major markets after Japan’s Nikkei. In Financial Year 2023-24, Nifty50 rose 28.6 per cent, 12.14 lakh while the BSE Sensex was up 24.8 per cent. This remarkable performance can be attributed to robust retail participation and strong Foreign Portfolio Investor (FPI) inflows triggered by HSL’s Total Income under Indian Accounting Standards for the buoyant economic growth and healthy corporate earnings. year ended March 31, 2024 was ₹ 2,660.7 crore as against An increase in foreign investments in the Indian stock market ₹ 1,891.6 crore in the previous financial year. Net Profit was provided additional liquidity and drove up stock prices. Indian ₹ 950.9 crore for the year ended March 31, 2024 as against equities garnered ₹ 2.08 lakh crore from FIIs in the Financial ₹ 777.2 crore in the previous financial year. The company has Year 2023-24. Demat accounts surged to 15.1 crore in March a customer base of 53.82 lakh to whom it offers an exhaustive 2024 as compared to 11.4 crore in March 2023. range of investment and protection products. In the year under review, HSL had 12.14 lakh transacting customers. The Realty (up 133 per cent) and Power (up 86 per cent) indices focus on digitalisation continued. Notably, 95 per cent of its gained the most during the Financial Year 2023-24 followed by customers accessed its services digitally, against 92 per cent Capital Goods and Auto, Energy Indices. FMCG and BANKEX in the previous year. Indices while ending with gains during the year, significantly underperformed compared to other indices. Broader markets In a conscious effort to rationalise the distribution network outperformed in the Financial Year 2023-24 with the Nifty with greater emphasis on digital offerings, HSL consolidated Midcap 50 up by 59.8 per cent and Nifty Smallcap 50 gaining its existing branches to end with 184 branches across 139 71.6 per cent. cities / towns at the end of the year. It created digital boarding 244 HDFC Bank Limited

As on March 31, 2024, your Bank held 95.1 per cent stake in HSL.

HDB Financial Services Limited (HDBFSL)

HDB Financial Services Limited (HDBFSL) is a subsidiary of HDFC Bank and is a Non-Banking Finance Company (NBFC). HDBFSL has a comprehensive bouquet of products and service offerings that are tailor-made to suit its customers’ requirements including first-time borrowers and the underserved segments.

HDBFSL is engaged in the business of lending, fee-based products and BPO services.

The company’s Profit After Tax rose by 25.59 percent to ₹ 2,461 crore as on March 31, 2024 compared to ₹1,959 crore as on March 31, 2023. The Total Loan Book stood at ₹90,218 crore as on March 31, 2024 compared to ₹70,031 crore as on March 31, 2023, a growth of 28.8 per cent. The asset quality remained robust, with Gross Non Performing Asset (GNPA) ratio at 1.90 per cent and Net Non Performing Asset (NNPA) ratio at 0.63 per cent as on March 31, 2024. GNPA stood at 2.73 per cent and NNPA at 0.95 per cent for the year ended March 31, 2023. Capital Adequacy Ratio stood at 19.25 per cent as on March 31, 2024.

HDBFSL has continued to focus on diversifying its products and expanding its distribution while augmenting its digital infrastructure and offerings to effectively deliver credit solutions. The company has a strong network of over 1,680 branches spread across 1,144 cities. As on March 31, 2024, your Bank held 94.6 per cent stake in HDBFSL.

HDBFSL has a diverse range of product offerings (secured and unsecured) to various customer segments. Given below are the key product as well as service offerings to various customer segments.

Consumer Loans

Consumer Loans are provided to individuals for personal or household purposes to meet their short to medium term requirements. It comprises loans for consumer durables, lifestyle products and digital products, personal loans, auto loans for new and used cars, two-wheeler loans and gold loans.

Enterprise Loans

HDBFSL offers loans to businesses for their growth and working capital requirements. Various loans offered to enterprises include: Unsecured Business Loan, Enterprise Business

Loan, Loan Against Property, Loan Against Securities and Loan Against Lease Rental. These loans cater to the financial requirements of enterprises for the purchase of new machinery, inventory or revamping the business.

Asset Finance

HDBFSL provides loans for the purchase of new and used commercial vehicles and provides refinance against existing vehicles for business working capital. It extends these offerings to fleet owners, first-time users, first-time buyers and captive use buyers. Construction equipment loans are offered for the procurement of new and used construction equipment. The company also facilitates refinancing on existing equipment. HDBFSL also offers customised tractor loans for the purchase of tractors or tractor-related implements to meet both agricultural and commercial needs.

Micro Lending

HDBFSL offers micro-loans to borrowers through the Joint Liability Group (JLG) framework to empower and promote financial inclusion for sustainable development.

These loans were initiated in 2019 and are currently available in seven states including Maharashtra, Bihar, Rajasthan, Gujarat, Madhya Pradesh, Uttar Pradesh and Odisha covering 114 districts with more than 200 operational branches.

Fee-Based Products / Insurance Services

HDBFSL has a licence from the Insurance Regulatory and Development Authority of India (IRDAI) and is a registered Corporate Insurance Agent certified to sell both life and general (non-life) insurance products. The company has tie-ups with HDFC Life Insurance Company Limited and Aditya Birla Sun Life Insurance for life insurance products. HDBFSL has partnered with HDFC ERGO General Insurance Company Ltd and Tata AIG General Insurance Company Ltd for general insurance products.

BPO Services

The BPO services offerings include running collection call centres, sales support services, back office operations and processing support services. Under collection services, HDBFSL has a contract to run collection call centres for HDFC Bank. These centres provide collection services for the entire range of HDFC Bank’s retail lending products offering comprehensive end-to-end collection services. Under back office and sales support, HDBFSL offers sales support

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and back-office services like forms processing, document verification, finance and accounting operations and processing support for HDFC Bank.

Digital Presence

HDBFSL’s presence across digital channels enables it to offer a wide variety of financial solutions to its customers. They can access and manage their loan account 24/7 through its new, upgraded version of Mobile Banking Application with enhanced features - ‘HDB-On-the-Go’, Customer Service Portal to manage the loan account, missed call service, WhatsApp Account Management and the Chatbot #AskPriya.

HDFC Asset Management Company Limited (HDFC AMC)

Incorporated in 1999, HDFC AMC offers a comprehensive suite of mutual fund and alternative investments across asset classes, including equity, fixed income, hybrid and multi-asset solutions both on active as well as passive platforms. It caters to the needs of a large and diverse customer base. HDFC Bank became the holding company and promoter of HDFC AMC, in place of erstwhile HDFC Limited, with effect from July 1, 2023. As on March 31, 2024, HDFC Bank held a 52.55 per cent stake in HDFC AMC.

HDFC AMC is Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in the country with closing AUM of over ` 6 lakh crore and market share of 11.4 per cent as on March 31, 2024. It serves a mutual fund customer base of 96 lakh unique investors, with a total of 1.66 crore live accounts. The company has a vast network of 254 branches, over 85,000 distribution partners and modern digital platforms, enabling it to serve clients across India.

HDCF AMC offers Portfolio Management and Segregated Account Services as well as Alternative Investment Funds to High Networth Individuals, family offices, domestic corporates, trusts, provident funds and domestic cum global institutions.

The company also has a wholly owned subsidiary company - HDFC AMC International (IFSC) Limited in Gujarat International Finance Tec-City (Gift City) for providing investment management, advisory and related services.

Total Income for the Financial Year 2023-24 recorded a year-on-year growth of 27 per cent to ₹3,162.5 crore. Profit After Tax grew by 37 per cent to ₹1,945.8 crore.

HDFC Life Insurance Company Limited (HDFC Life)

Established in 2000, HDFC Life Insurance Company Limited (‘HDFC Life’/ ‘Company’) is a leading, listed, long-term life insurance solutions provider in India offering a range of individual and group insurance solutions that meet various customer needs such as protection, pension, savings, investment, annuity and health. The company has more than 80 products (including individual and group products) and Optional Riders in its portfolio, catering to a diverse range of customer needs.

In FY24, HDFC Life, known for its innovative products and customer-centric approach, has secured more than 6.6 crore lives with an overall claim settlement ratio of 99.7 per cent. The company with 535 branches across India delivered Profit After Tax of ₹1,569 crore in the Financial Year 2023-24.

HDFC Life was promoted by erstwhile Housing Development Finance Corporation Limited (HDFC Limited.), and Abrdn (Mauritius Holdings) 2006 Limited (abrdn) (formerly Standard Life (Mauritius Holdings) 2006 Limited), a global investment company. Consequent to implementation of the Scheme of Amalgamation of erstwhile HDFC Limited. with HDFC Bank, India’s leading private sector bank (“Bank”), the Bank has become promoter of the company, in place of HDFC Limited., effective from July 1, 2023. Further, consequent to reclassification of abrdn from “Promoter” category to “Public” category in accordance with Regulation 31A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, HDFC Bank has become sole promoter of the Company, effective December 12, 2023. The name/letter ‘HDFC’ in the name/logo of HDFC Life Insurance Company Limited (HDFC Life) belongs to HDFC Bank Limited.

HDFC Life has a nation-wide presence with its own branches and additional distribution touchpoints through several tie-ups and partnerships. The count of distribution partnerships is over 300, comprising banks, NBFCs, MFIs, SFBs, brokers and new ecosystem partners amongst others. The company has a strong base of financial consultants.

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO General Insurance Company Limited (HDFC ERGO) is a subsidiary of the Bank and is a General Insurance company. It offers a comprehensive bouquet of general insurance products - ranging from Motor, Health, Travel, Home, Personal Accident and Cyber Insurance for its retail customers to products like Property, Marine and Liability Insurance to its

246	HDFC Bank Limited

SME & Corporate Customers to Crop and Cattle Insurance for Rural Customers.

HDFC ERGO has a track record of consistent profitable growth. Over the past 16 years, it has grown faster than the industry - with a 31 per cent CAGR vis-à -vis 15 per cent CAGR for the General Insurance industry. As a result, HDFC ERGO has improved its market share from 0.8 per cent in the Financial Year 2007-08 to 6.4 per cent in the Financial Year 2023-24.

Profit After Tax for the year ended March 31, 2024 was ₹437.67 crore compared to ₹652.66 crore for the year ended March 31, 2023.

Distribution Network

In order to provide its customers complete flexibility to avail its products and services, HDFC ERGO has a pan-India presence and a multi-channel distribution network. As of March 31, 2024, the company has a strong network of 266 branches and 497 Digital Offices spread across 509 districts of the country.

Besides its own sales force, website and call centre, HDFC ERGO distributes its products via individual agents, corporate agents, bancassurance partners, brokers, motor insurance service providers, web aggregator and common service centre channels. As of March 31, 2024, HDFC ERGO has a large network of 1,09,279 individual agents including Point of Sales Personnel (POSPs) and has partnered with 149 Banks / Corporate Agents for distributing its products.

Product Segments

Accident & Health Insurance: HDFC ERGO offers various products under Accident & Health Insurance – retail health insurance to first-time health insurance buyers, group health insurance to insured groups, top-up health insurance to those who seek to protect themselves from high medical expenses, mass health insurance to those interested in participating in Government schemes as well as personal accident insurance and travel insurance. The company is the second largest retail health insurer in the industry as of March 31, 2024.

Motor Insurance: HDFC ERGO offers motor insurance for various segments - private cars, two wheelers, passenger vehicles, commercial vehicles, electronic vehicles as well as new and old vehicles. It is the fifth largest insurer in the private sector in the Motor Insurance segment in the Financial Year 2023-24.

Commercial Business: HDFC ERGO has a track record of providing customised insurance solutions to its corporate clients. Be it property, engineering insurance, marine insurance or liability insurance, the company follows an advisory approach to its clients based on a thorough understanding of their requirement. It is the fourth largest insurer in the private sector in the Commercial segment in the Financial Year 2023-24.

Rural and Agri Business: HDFC ERGO’s rural market development activities are spearheaded by crop insurance covering a large agrarian population which is frequently affected by crop losses attributable to an irregular climatic pattern. It is the second largest insurer in the private sector in the crop insurance segment in FY24. HDFC ERGO also supports deepening insurance penetration in rural India via its Common Service Center (CSC) channel.

Servicing

The company has a robust digital service architecture supported by Artificial Intelligence. It reviews and re-engineers processes on a continuous basis to drive efficiencies and enhancing customer / channel experience. It has ISO certified processes of Claims, Operations, Customer Services, Business Continuity Management System and Information Security Management System.

HDFC ERGO has a fair and robust claims management practice. Following its core values, the company provides prompt response and quick claim settlement and equity of treatment to all its stakeholders, through its wide network of motor workshops and empanelled hospitals across the country. Customers are able to view and track claims status and provide feedback through HDFC ERGO’s website and mobile application thus bringing in transparency. Over 80 per cent of motor insurance claim surveys were conducted digitally in FY 2023-24. About 90 per cent of motor insurance claims and about 65 per cent of health insurance claims were settled in cashless mode in FY24.

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HDFC ERGO issued more than 1.1 crore policies in FY 2023-24, of which ~90 per cent were issued digitally. HDFC ERGO has enabled multilingual support across digital platforms to service the customers in their preferred language. For example, the AI-enabled WhatsApp bot 'MyRA' currently offers services in 12 languages. AI-enabled processes have led to prompt assessment and detection of external damages to vehicles with the estimation of repair/replace of parts. It has also launched AI-enabled inspection for break-in insurance, enabling customers to receive the decision in about 5 minutes. In line with its customer centric philosophy, the company's grievance resolution TAT is lower than industry average by about 3 days.

In FY24, HDFC ERGO introduced "here" app. The app is a one-of-a-kind ecosystem which helps customers and non-customers of the Company to take informed decisions about their everyday needs such as mobility, healthcare, travelamoungst others. It was launched in May 2023 and has been well received by the users, with over 50 lakh downloads.

Recently, HDFC ERGO has also partnered with Google Cloud to establish a Center of Excellence for Generative AI, aiming to offer hyper-personalised customer experiences and innovative insurance solutions.

HDFC ERGO continues to be future-ready by innovating and focusing on new-age technologies like AI, VR, Robotics to continue to provide superior customer experience.

ESG

HDFC ERGO believes in building a sustainable ecosystem to ensure it can continue providing value to its customers and society at large. It has developed an ESG policy and framework, and has been undertaking a number of initiatives across Environmental and Social aspects and further strengthening its Governance related processes.

As an example, diversity, equity and inclusion (DEI) is a key part of the company's culture and embedded in various processes. The share of women in overall workforce has improved from 19 per cent in FY22 to 25 per cent in FY24

Other Statutory Disclosures

Number of Meetings of the Board, attendance, meetings and constitution of various Committees

Fourteen (14) meetings of the Board were held during the FY 2023-24. The details of Board meetings held during the year, attendance of Directors at the meetings and constitution of various Committees of the Board are included separately in the Corporate Governance Report.

Annual Return

In accordance with the provisions of Companies Act, 2013 (the "Act"), the Annual Return of HDFC Bank Limited ("Bank" or "HDFC Bank") in the prescribed Form MGT-7 for FY 2023-24 is available on the website of the Bank at https://www.hdfcbank.com/personal/about-us/investor-relations/annual-report.

Requirement for maintenance of cost records

The cost records as specified by the Central Government under Section 148(1) of the Act, are not required to be maintained by the Bank.

Details in respect of frauds reported by auditors under section 143 (12)

Pursuant to Section 143(12) of the Act and circular issued by National Financial Reporting Authority circular dated June 23, 2023, there were 3 instances of fraud committed during FY 2023-24, by the officers or employees of the Bank and reported by the Statutory Auditors to the Audit Committee of the Board. Details of the frauds are as under:

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Sr. No.	Nature of the fraud with description	Approximate amount involved	Remedial actions taken
1	Misappropriation & Criminal Breach of Trust CDM was operated singly, and cash removed from machine was not deposited at branch; instead, pilfered by teller authoriser.	₹ 616.32 Lakhs	1) Bank had investigated the case which had revealed that the Bank's process of dual custody was not followed by the staff and the Cash Deposit Machine ("CDM") was operated under single custody by Branch Staff and cash evacuated from machine was not deposited at branch, instead, pilfered by Branch Staff. However, with adherence of Bank process by the branch / other staff the fraud could have been averted / detected at an early stage. 2) Bank had taken necessary disciplinary action against the involved staff by terminating his services as well as other staff towards the identified lapses. Further, the said branch staff was arrested by the police authorities and is in judicial custody. Post completion of the internal investigation, to avoid such incident following were the enhancements:- a) Tracking institutionalised to review Cash Recycler Machines (CRM) with high cash balances. Terminals with system balances beyond a threshold are being reviewed. b) Branches without system entry for cash evacuation from CRM are identified centrally & highlighted along with ageing since the last entry posting. c) Branch Managers periodic checks includes whether CDM is held and managed in Dual Custody, and Branch staff is aware of the process with regards to End of Day ("EOD") of the CDM machine. d) Cash extracted from CDM in dual custody and CDM general ledger ("GL") is nullified by depositing the Cash extracted from the machine. e) Cash is tallied with counter slips generated from the machine (including retraction slips) and necessary shortage / excess booked in case of any physical discrepancy on advice of the Automated Teller Machine ("ATM") monitoring team.
2	**Misappropriation & Criminal Breach of Trust** Staff had misappropriated funds of multiple customers and had used these for online gaming/ betting and lost	₹ 305.05 Lakhs	Update on recommendations / remedial action made in the inquiry report. a) Disciplinary action specific to HDFC Bank & insurance partner staffs stands executed. b) Matter was reported to RBI on November 8, 2023. Insurance claim has been initiated. Insurance company has appointed surveyor for the case. Surveyor had asked for certain details/documents which were provided by the bank. Bank is currently following up with insurance company for status. c) Amount in question was refunded to customers. d) Towards the breach of service level agreement identified for courier agency - M/s Agarwal Enterprises (Trackon Couriers Pvt. Ltd), show cause notice was issued to the courier company in consultation with legal. Response received against specified show cause notice was reviewed & Service Level Agreement / services of courier company were discontinued. e) Customer is in 'no debit' status. Since matter is Sub Judice, said account cannot be weeded out till final court order is received. f) BOTC asserted that Loan Against Trust Receipt alerts are raised based on the threshold limits for a single transaction (₹ 20 Lakhs & above) & risk profile of the customer. In highlighted account, customer was flagged as low risk & there was only one transaction of ₹ 20 Lakhs for which alert was triggered to branch for further review / enhanced due diligence. g) The Customer has changed his online banking credentials. Aside, branch has advised all highlighted customers to change their login credentials as a precautionary measure. h) Further, the Customer was guided and advised to get all remaining cheques stopped. However, customer has confirmed custody of remaining cheques & had utilized few cheques post this incident. Customer has reportedly issued cheque/s to some third party to clear some of his obligations & will apply for a new cheque book once he is back from abroad. Customer has been suitably informed by the branch on this aspect. i) Further, 16 specified transactions has been confirmed to be bonafied by respective branches. No anomalies noted.

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Sr. No.	Nature of the fraud with description	Approximate amount involved	Remedial actions taken
3	Cheating & Forgery Syndicate Fraud perpetrated by borrowers in connivance with others by creating fake employment	₹ 2971.86 Lakhs	Corrective Measures : 1) Any change in the loan amount beyond ₹ 1 Lakh mandatorily requires Regional Credit manager ("RCM") approval. 2) ₹ 10 Lakhs cap has been placed for personal loans being extended to any employee of manpower companies. 3) Customer Profile Validation ("CPV") agents have now been mandated to meet the borrower at residence or office for cases where loan amount applied is more than ₹ 25 Lakhs. 4) Quarterly bureau checks of all employees in underwriting unit is being conducted by Risk team to derive their financial discipline. 5) Credit control unit (within underwriting) is being setup to identify the outliers and analyse the trends. The first set of observations has been received and being worked upon.

Directors' Responsibility Statement

Pursuant to Section 134 of the Act, the Board of Directors hereby confirm that:

- In the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures.
- We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Bank as on March 31, 2024 and of the profit of the Bank for the year ended on that date.
- We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities.
- We have prepared the annual accounts on a going concern basis.
- We have laid down internal financial controls to be followed by the Bank and have ensured that such internal financial controls were adequate and operating effectively.
- We have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and were operating effectively.

Compliance with Secretarial Standards

The Bank has complied with Secretarial Standards on Meetings of the Board of Directors (SS-1) and General Meetings (SS-2) issued by the Institute of Company Secretaries of India.

Statutory Auditors

The Members of the Bank at the 27th Annual General Meeting ("AGM") had approved the appointment of M/s. M.M. Nissim & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 107122W/W100672) ["MMN"] as the joint statutory auditor(s) of the Bank from FY 2021-22 till (and including) FY 2023-24. Further, the Members of the Bank at the 28th AGM held on July 16, 2022 had approved the appointment of M/s. Price Waterhouse LLP, Chartered Accountants (ICAI Firm Registration No. 301112E/E300264) ["PW"], as the joint statutory auditor(s) of the Bank for a period of 3 (three) years from FY 2022-23 till (and including) FY 2024-25.

In view of the completion of term of MMN, the Board of Directors based on the recommendation of the Audit Committee has recommended the appointment of M/s. Batliboi & Purohit, Chartered Accountants (ICAI Firm Registration No. 101048W) ["B&P"] to act as Joint Statutory Auditors of the Bank in relation to the FY 2024-25, 2025-26 and 2026-27, subject to approval of the shareholders at the ensuing AGM and Reserve Bank of India ("RBI") each year.

Further, RBI vide its letter dated May 30, 2024 has approved the appointment of B&P to act as Joint Statutory Auditors of the Bank along with PW for FY 2024-25.

The resolution in this regard is being proposed at the ensuing AGM for the approval of the Shareholders.

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

During the year ended March 31, 2024, the fees paid to the Joint Statutory Auditor(s) and their respective network firms on aggregated basis are as follows:

(₹ In crores)

Fees (excluding taxes)*	HDFC Bank to joint statutory auditor(s)	Subsidiaries of HDFC Bank to joint statutory auditor(s) and its network firms
Statutory Audit	9.00	1.05
Certification & other audit / attestation services	6.82	0.05
Non-audit services	-	-
Outlays	0.40	0.05
Total	**16.22**	**1.15**

*No fees were paid to network firms of joint statutory auditor(s) by HDFC Bank.

Corporate Social Responsibility

The composition of Corporate Social Responsibility & Environment, Social and Governance ("**CSR & ESG**") Committee, brief outline of the CSR policy of the Bank and the initiatives undertaken by the Bank on CSR activities during the year are set out in **Annexure 2** to this report in the format prescribed in the Companies (Corporate Social Responsibility Policy) Rules, 2014. This Policy is available on the Bank's website at https://v.hdfcbank.com/csr/our-commitment.html.

The Bank's Environmental Social & Governance (ESG) Policy Framework is available at https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/f0ac1d94-7b3f-4b7a-ad10-d84cd154eaed

Particulars of Contracts or Arrangements with Related Parties

Particulars of contracts or arrangements with related parties referred to in Section 188 (1) of the Act, as prescribed in Form AOC-2 under Rule 8 (2) of the Companies (Accounts) Rules, 2014 is enclosed as **Annexure 3** to this report.

Particulars of Loans, Guarantees or Investments

Pursuant to applicable provisions of Section 186 of the Act, the particulars of investments made by the Bank are disclosed in note no. 8 of Schedule 18 of the Financial Statements as per the applicable provisions of the Banking Regulation Act, 1949.

Material Development

Scheme of Amalgamation

The Board of Directors of the Bank at its meeting held on April 04, 2022, had approved a composite scheme of amalgamation (the "**Scheme**") for the amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited, each a subsidiary of erstwhile Housing Development Finance Corporation Limited ("**e-HDFC Limited**"), with and into e-HDFC Limited, and (ii) e-HDFC Limited with and into HDFC Bank (the "**Amalgamation**"). Pursuant to the receipt of requisite approvals from Stock Exchanges, Securities and Exchange Board of India, Competition Commission of India, Reserve Bank of India, National Company Law Tribunal and all other regulatory / statutory authorities, the Amalgamation became effective from July 1, 2023 upon filing INC 28 with the Registrar of Companies, Mumbai.

Consequently, on July 14, 2023, the Bank allotted 3,11,03,96,492 equity shares of Re. 1 each to the shareholders of e-HDFC Limited in the ratio of 42:25 i.e. 42 equity shares of HDFC Bank (each having a face value of Re. 1) credited as fully paid for every 25 equity shares of e-HDFC Limited (each having a face value of Rs. 2). Also, non-convertible debentures and commercial papers issued and allotted by e-HDFC Limited were transferred in the name of the Bank. The Bank has done necessary corporate actions to give effect to above allotment / transfer of securities. Further, the warrants issued and allotted by e-HDFC Limited were matured on August 10, 2023 and out of total 1,47,57,600 warrants of e-HDFC Limited, 147,47,400 warrants were converted into 2,47,75,632 equity shares of Re. 1 each of the Bank, which were allotted and listed on the Stock Exchanges. Whereas the balance 10,200 warrants representing 17,136 equity shares were cancelled / lapsed.

In case of shareholders / warrant holder who were eligible for fractional entitlement, the securities were consolidated by a trust managed by Axis Trustee Services Limited, which was nominated by Board of Directors of the Bank. On October 9, 2023, the trust sold the consolidated securities in the market and the proceeds were distributed after deducting applicable cost and taxes to the eligible holders of such securities in the proportion of their entitlement ratio.

There were no material developments / changes / commitments affecting the financial position of the Bank which have occurred after March 31, 2024 till the date of this report.

Financial Statements of Subsidiaries and Associates

In terms of Section 134 of the Act read with Rule 8 (1) of the Companies (Accounts) Rules, 2014 the performance and financial position of the Bank's subsidiaries and associates are enclosed as **Annexure 4** to this report.

The Board of Directors of the Bank at its meeting held on April 04, 2022, had approved a composite scheme of amalgamation

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(the "Scheme") for the amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited, each a subsidiary of erstwhile Housing Development Finance Corporation Limited ("e-HDFC Limited"), with and into e-HDFC Limited, and (ii) e-HDFC Limited with and into the Bank (the "Amalgamation"), which received all the required approvals and became effective from July 1, 2023.

Pursuant to the amalgamation, e-HDFC Limited was dissolved without being wound-up and consequently, the Bank has no promoter.

Pursuant to the amalgamation becoming effective from July 1, 2023, the following entities have also became subsidiaries / step-down subsidiaries of the Bank, in addition to HDB Financial Services Limited and HDFC Securities Limited:

Sr. No	Name	Relationship
1.	Griha Investments (Mauritius)	Direct Subsidiary
2.	Griha Pte Limited (Singapore)	Direct Subsidiary
3.	HDFC Asset Management Company Limited	Direct Subsidiary
4.	HDFC Credila Financial Services Limited (Ceased to be a Subsidiary w.e.f. March 19, 2024)[1]	Direct Subsidiary
5.	HDFC Capital Advisors Limited	Direct Subsidiary
6.	HDFC ERGO General Insurance Company Limited	Direct Subsidiary
7.	HDFC Education and Development Services Private Limited[2]	Direct Subsidiary
8.	HDFC Life Insurance Company Limited	Direct Subsidiary
9.	HDFC Sales Private Limited	Direct Subsidiary
10.	HDFC Trustee Company Limited	Direct Subsidiary
11.	HDFC AMC International (IFSC) Limited (Gift City) - a wholly-owned subsidiary of HDFC Asset Management Co. Limited	Step-Down Subsidiary
12.	HDFC International Life and Re Company Limited (Dubai) - a wholly- owned subsidiary of HDFC Life Insurance Co. Limited	Step-Down Subsidiary
13.	HDFC Pension Management Company Limited - a wholly- owned subsidiary of HDFC Life Insurance Co. Limited	Step-Down Subsidiary

[1]Pursuant to the abovementioned Amalgamation and conditions as stipulated by the RBI, e-HDFC Limited (since amalgamated with and into HDFC Bank) and HDFC Bank (being the successor entity of e-HDFC Limited) had executed definitive documents for sale of approximately 90% of total issued and paid-up share capital of HDFC Credila Financial Services Limited's ("HDFC Credila") to (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners ((a),(b),(c) and (d) are hereinafter collectively referred as "Acquirers"). Subsequently, HDFC Bank sold 90.01% equity stake of HDFC Credila to the Acquirers and consequently HDFC Credila ceased to be the subsidiary of the Bank. As on March 31, 2024, HDFC Bank holds aggregating to 9.99% of total issued and paid-up share capital of HDFC Credila, which is in compliance with the conditions as stipulated by the RBI vide its letter dated April 20, 2023 read with the letter dated June 27, 2023.

[2]In furtherance of the RBI direction, the Bank has decided to undertake the sale of its 100% stake held in HDFC Education and Development Services Private Limited (the "Proposed Transaction") using the Swiss challenge method. The Bank had on March 30, 2024, entered into a binding term sheet with an interested party and the offer contained in such term sheet shall serve as the anchor / base bid to seek counter offers from other parties interested in participating in the aforesaid Swiss challenge process. The Bank shall finalise the purchaser on the basis of the completion of the Swiss challenge process, subsequent to which such purchaser and the Bank will enter into definitive agreement for the purposes of the Proposed Transaction.

Apart from abovementioned companies, no other entities became or ceased to be the Bank's subsidiaries, associates or joint ventures during the year 2023-24.

Disclosure under Foreign Exchange Management Act, 1999 ("FEMA")

Pursuant to the Amalgamation of e-HDFC Limited with and into the Bank effective July 1, 2023, subsidiaries of e-HDFC Limited has became subsidiaries of the Bank. During the period under review, the Bank has complied with the applicable provisions of FEMA and has obtained a certificate from M/s. M. M. Nissim & Co. LLP, Chartered Accountants, Statutory Auditor of the Bank, to this effect.

Whistle Blower Policy / Vigil Mechanism

The Bank encourages an open and transparent system of working and dealing amongst its stakeholders. While the Bank's "Code of Conduct & Ethics Policy" directs employees to uphold Bank values and conduct business worldwide with integrity and highest ethical standards, the Bank has also adopted a "Whistle Blower Policy" (the "Policy") to encourage and empower the employees/ stakeholders to make or report any Protected Disclosures under the Policy, without any fear of reprisal, retaliation, discrimination or harassment of any kind.

This Policy has also been put in place to provide a mechanism through which adequate safeguards can be provided against victimization of employees who avail of this mechanism. The Policy would cover and will be applicable to the Protected

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Disclosures related to violation/ suspected violation of the Code of Conduct including (a) breach of applicable law; (b) fraud/criminal offence or corruption/misuse of office to obtain personal benefit / pecuniary advantage for self or any other person; (c) leakage/suspected leakage of unpublished price sensitive information which are in violation to SEBI (Prohibition of Insider Trading) Regulations, 2015 and related internal policy of the Bank, i.e. Share Dealing Code of the Bank, (d) wilful data breach and / or unauthorized disclosure of Bank's proprietary data including customer data.

The Policy will not cover the following types of complaints which if made, will not be considered Protected Disclosure under this Policy:

(a) Matters relating to personal grievances on issues such as appraisals, compensation, promotions, rating, behavioral issues / concerns of the manager(s) / supervisor(s) / other colleague(s), complaint of sexual harassment at workplace etc. for which alternate internal redressal mechanisms in the Bank are in place.

(b) Matters which are pending before a court of law, tribunal, other quasi- judicial bodies or any governmental authority.

(c) Anonymous / pseudonymous complaints will not be considered as Protected Disclosures under this Policy.

All Protected Disclosures made under the Policy shall be made to the Whistle Blower Committee through the following modes;

(a) By letter in a closed / sealed envelope addressed to the Whistle Blower Committee, or

(b) by submission of the same on the information portal of the Bank, or

(c) by way of an email addressed to whistleblower@hdfcbank.com. In exceptional circumstances, the Whistle Blower may make such Protected Disclosures directly to the Chairperson of the Audit Committee of the Board.

All Protected Disclosures received under this Policy would be examined by the Whistle Blower Committee and the investigation is further assigned to an appropriate Investigation Officer(s) depending on the nature of the subject matter of the Protected Disclosure.

Details of Whistle blower complaints received and subsequent action taken and the functioning of the Whistle Blower mechanism are reviewed periodically by the Audit Committee of the Board. During the FY 2023-24, a total of 156 such complaints were received and taken up for investigation which has resulted in certain staff actions in 55 cases post investigation. The broad categories of whistle blower complaints were in the areas of misappropriation of bank / customer funds, forgery related cases, improper business practices, behavioural issues and corruption.

The Policy is available on the website of the Bank at the link https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

Statement on Declaration by Independent Directors

Mr. Atanu Chakraborty, Mr. M. D. Ranganath, Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala are the Independent Directors on the Board of the Bank as on March 31, 2024.

Pursuant to the provisions of Section 149 of the Act, the Independent Directors have submitted declarations that each of them meets the criteria of independence as provided in Section 149(6) of the Act, along with the Rules framed thereunder and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("LODR"). There has been no change in the circumstances affecting their status as Independent Directors of the Bank. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise and proficiency required under all applicable laws and the policies of the Bank.

Evaluation of Board of Directors

The performance evaluation of the Board, Committees of the Board and the individual members of the Board (including the Chairman) for Financial Year 2023-24, was carried out internally pursuant to the framework laid down by the Nomination and Remuneration Committee ("NRC"). A questionnaire for the evaluation of the Board, its Committees and the individual members of the Board (including the Chairman), covering various aspects of the performance of the Board and its Committees, including composition, roles and responsibilities, Board processes, Boardroom culture, adherence to Code of Conduct and Ethics, quality and flow of information, as well as measurement of performance in the areas of strength as identified in the previous board evaluation, was sent out to the Directors. The Committees were evaluated inter-alia on parameters such as composition, terms of reference, quality of discussions, contribution to Board decisions and balance of agenda between the Committee and the Board. The responses received to the questionnaires on evaluation of the Board and, its Committees and Non-Independent Directors were then placed before the meeting of the Independent Directors for consideration. The assessment of performance of Non-Independent Directors on personal and professional attributes was also carried out at the meeting of Independent Directors. The assessment of performance of the Independent Directors on the Board (including Chairman) was subsequently discussed

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by the Board. In addition to the above parameters, the Board evaluated and was satisfied that the Independent Directors of the Bank fulfill the independence criteria as specified in LODR and was independent from the management.

The evaluation brought out the cohesiveness of the Board, a Boardroom culture of trust and cooperation, and Boardroom discussions which are open, transparent and encourage diverse viewpoints. Other areas of strength included effective discharge of Board's roles and responsibilities. The Board would continue to adhere to best corporate governance practices and would dedicate more time in strategy planning, competitive positioning, benchmark and talent management. Considering the addition of subsidiaries post the merger, the Board has taken steps in right direction to have effective oversight on the subsidiaries. The Board also noted that while there has been positive development in the areas of focus identified in the previous evaluation, efforts need to continue in that direction. The appropriate feedback was conveyed to the respective Board members.

Policy on Appointment and Remuneration of Directors and Key Managerial Personnel

Your Bank has in place a Policy for appointment and fit and proper criteria for Directors of the of the Bank (the "Policy"). The Policy lays down the criteria for identification of persons who are qualified as 'fit and proper' to become Directors on the Board- such as academic qualifications, competence, track record, integrity, etc. which shall be considered by the NRC while recommending the appointment of Directors. The Policy also deals with the process for appointment/re-appointment of directors, annual affirmations, familiarization programme for Non-Executive Directors of the Bank etc. The Policy is available on the website of the Bank at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

The remuneration of all employees of the Bank, including Whole Time Directors, Material Risk Takers, Key Managerial Personnel, Senior Management and other employees is governed by the Compensation Policy of the Bank. The same is available at the https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies. The Compensation Policy of the Bank, duly reviewed and recommended by the NRC has been articulated in line with the relevant Reserve Bank of India guidelines.

Your Bank's Compensation Policy is aimed to attract, retain, reward and motivate talented individuals critical for achieving strategic goals and long-term success. The Compensation Policy is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective is to provide a fair and transparent structure that helps the Bank to retain and acquire the talent pool critical to building competitive advantage and brand equity.

Your Bank's approach is to have a "pay for performance" culture based on the belief that the Performance Management System provides a sound basis for assessing performance holistically. The compensation system should also take into account factors such as roles, skills / competencies, experience and grade / seniority to differentiate pay appropriately on the basis of contribution, skill and availability of talent on account of competitive market forces. The details of the Compensation Policy are also included in Note No. 17 of Schedule 18 forming part of the Accounts.

The Non-Executive Directors ("NEDs") including Independent Directors are paid remuneration by way of sitting fees for attending meetings of the Board and its Committees, which are determined by the Board based on applicable regulatory prescriptions.

Further, expenses incurred by them, if any, for attending meetings of the Board and Committees in person are reimbursed at actuals. Pursuant to the relevant RBI guidelines and approval of the shareholders, the Non-Executive Directors, other than the Part Time Chairman and Independent Director, are paid fixed remuneration as follows (being commensurate with the individual director's responsibilities and demands on time), to each of the NEDs of the Bank (other than the Part Time Chairman and Independent Director):

(i) till February 15, 2024 (date inclusive)- ₹ 20,00,000 (Rupees Twenty Lakhs only) per annum (on a proportionate basis) to each of the NEDs, and

(ii) from February 16, 2024 (date inclusive)- ₹ 30,00,000 (Rupees Thirty Lakhs only) per annum (on a proportionate basis) to each of the NEDs.

Mr. Atanu Chakraborty, Part Time Chairman and Independent Director was paid remuneration of ₹ 35,00,000 (Rupees Thirty Five Lakhs) per annum during FY 2023-24 as approved by the Board, Shareholders and RBI, in addition to sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use.

Further, pursuant to approval of Board, Shareholders and RBI, Mr. Atanu Chakraborty was re-appointed as the Part Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 5, 2024 upto to May 4, 2027 (both days inclusive) and not liable to retire by rotation, at a remuneration of ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum on proportionate basis, in addition to sitting fees, reimbursement of expenses for attending the

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Board and Committee meetings and provision of car for official and personal use.

The following Directors of the Bank are also the director(s) of the Bank's subsidiaries as on the date of this report:

Name of Directors	Name of Subsidiary Company	Designation
Mr. Kaizad Bharucha	HDFC Life Insurance Company Limited	Non-Executive Director (Nominee of HDFC Bank)
	HDFC Capital Advisors Limited	Additional Director (Non-Executive Director - Nominee of HDFC Bank)
Mrs. Renu Karnad	HDFC Asset Management Company Limited	Non-Executive Director (Nominee of HDFC Bank)
	HDFC ERGO General Insurance Company Limited	Non- Executive Director
	HDFC Capital Advisors Limited	Additional Director (Non- Executive Director)
Mr. Bhavesh Zaveri	HDFC Trustee Company Limited	Additional Director (Non-Executive Director - Nominee of HDFC Bank)
	HDFC Sales Private Limited	Non-Executive Director - (Nominee of HDFC Bank)
	HDFC Securities Limited	Non-Executive Director (Nominee of HDFC Bank)
Mr. Keki Mistry	HDFC ERGO General Insurance Company Limited	Non-Executive Director (Chairman)
	HDFC Capital Advisors Limited	Additional Director (Non-Executive Director)
	HDFC Life Insurance Company Limited	Non-Executive Director
Mr. V. Srinivasa Rangan	HDFC Education and Development Services Private Limited	Non-Executive Director (Nominee of HDFC Bank)
	HDFC Asset Management Company Limited	Non-Executive Director (Nominee of HDFC Bank)

As per the Banks policy, no sitting fees were paid to the Executive Director(s) of the Bank nominated on the Board of its subsidiary companies.

Succession Planning

The NRC and the Board reviews succession planning and transitions at the Board and Senior Management level. The Board composition and the desired skill sets / areas of expertise at the Board level are continuously reviewed and vacancies, if any, are reviewed in advance through a systematic due diligence process.

Succession planning at Senior Management level, including business and assurance functions, is continuously reviewed to ensure continuity and depth of leadership at two levels below the Managing Director. Successors are identified prior to the Senior Management positions falling vacant, to ensure a smooth and seamless transition.

Succession planning is a continuous process which is periodically reviewed by the NRC and the Board.

Significant and Material orders Passed by Regulators

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and Bank's operations in future.

Further, details pertaining to penalties / strictures / prohibitions / restrictions on the Bank are included in the Corporate Governance Report.

Directors and Key Managerial Personnel

In compliance with Section 152 of the Act and the Articles of Association of the Bank, Mr. Bhavesh Zaveri and Mr. Keki Mistry will retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment. A resolution seeking shareholders' approval for their re-appointment forms part of the Notice of this AGM. A brief profile of both the retiring directors is furnished in the report on Corporate Governance for the information of shareholders.

Following were the changes in composition of the Board of Directors:

1. Appointment of Mr. Kaizad Bharucha (DIN: 02490648) and Mr. Bhavesh Zaveri (DIN: 01550468) as Deputy Managing Director and Executive Director respectively, for a period of 3 (three) years with effect from April 19, 2023 upto April 18, 2026 (both days inclusive), liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on June 11, 2023.

2. Appointment of Mr. Keki Mistry (DIN: 00008886) and Mrs. Renu Karnad (DIN: 00008064) as Non-Executive (Non-Independent) Directors of the Bank, with effect from June 30, 2023 to November 6, 2029 (both days inclusive) and July 1, 2023 to September 2, 2027 (both days inclusive), respectively, liable to retire by rotation,

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as approved by shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023.

3. Re-appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as Managing Director and Chief Executive Officer of the Bank for a period of 3 (three) years with effect from October 27, 2023 to October 26, 2026 (both days inclusive) and not liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on January 9, 2024.

4. Re-appointment of Mr. Sandeep Parekh (DIN: 03268043) and Mr. M. D. Ranganath (DIN: 07565125) as Independent Directors of the Bank for a period of 3 (three) years with effect from January 19, 2024 to January 18, 2027 (both days inclusive) and January 31, 2024 to January 30, 2027 (both days inclusive), respectively and not liable to retire by rotation, as approved by the shareholders through Postal Ballot on January 9, 2024.

5. Appointment of Mr. V. Srinivasa Rangan (DIN: 00030248) as an Executive Director of the Bank for a period of 3 (three) years with effect from November 23, 2023 to November 22, 2026 (both days inclusive) and liable to retire by rotation as approved by RBI and the shareholders through Postal Ballot on January 9, 2024.

6. Appointment of Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) as an Independent Director of the Bank for a period of 3 (three) years with effect from January 25, 2024 to January 24, 2027 (both days inclusive) and not liable to retire by rotation, as approved by the shareholders of the Bank through Postal Ballot on March 29, 2024.

7. Re-appointment of Mr. Atanu Chakraborty (DIN: 01469375) as the Part Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 5, 2024 to May 4, 2027 (both days inclusive) and not liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on May 3, 2024.

8. Mr. Sanjiv Sachar (DIN: 02013812) and Mr. Umesh Chandra Sarangi (DIN:02040436) ceased to be Independent Directors with effect from the close of business hours on July 20, 2023 and February 29, 2024 respectively, upon completion of their respective terms. Your Board places on record its sincere appreciation for the contribution made by them during their tenure with the Bank and wishes them well in future endeavors.

All the Directors of the Bank have confirmed that they satisfy the fit and proper criteria as prescribed under the applicable regulations and that they are not disqualified from being appointed as directors in terms of Section 164(2) of the Act.

Particulars of Employees

The information in terms of Section 197(12) of the Act read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in **Annexure 5** to this report. Further, the statement containing particulars of employees as required under Section 197(12) of the Act read with Rule 5(2) and Rule 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Act, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

Conservation of Energy and Technology Absorption

Please refer to page nos. 98 to 100 and 102 to 105 for information on Conservation of Energy and page no. 232 for information on Technology Absorption.

Foreign Exchange Earnings and outgo

During the year, the total foreign exchange earned by the Bank was ₹ 4,001.1 crores (on account of net gains arising on all exchange / derivative transactions) and the total foreign exchange outgo was ₹ 4,000.47 crores towards the operating and capital expenditure requirements.

Secretarial Audit

In terms of Section 204 of the Act and the Rules made thereunder, M/s. Alwyn Jay & Co., Company Secretaries were appointed as Secretarial Auditors of the Bank for the FY 2023-24. The report of the Secretarial Auditors is enclosed as **Annexure 6** to this report. There are no qualifications, reservation or adverse remarks in the Report of the Secretarial Auditor.

Further, the Board at its meeting held on June 20, 2024 has appointed M/s. BNP & Associates, Practising Company Secretaries, as secretarial auditor for FY 2024-25.

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Corporate Governance

In compliance with Regulation 34 and other applicable provisions of LODR, a separate report on Corporate Governance along with a certificate of compliance from the Secretarial Auditors, forms an integral part of this report.

Business Responsibility and Sustainability Report

The Bank's Business Responsibility and Sustainability Report in the format adopted by companies in India as per the guidelines of SEBI in this regard forms an integral part of this report.

Prevention, Prohibition and Redressal of Sexual Harassment of Women at the Workplace

The relevant information is included in the Corporate Governance Report.

Customer complaints and grievance redressal

Details of customer complaints and grievance redressal is enclosed as **Annexure 7** to this report.

Unclaimed Deposits of e-HDFC Limited

The Bank is a private sector bank registered with RBI and in terms of applicable RBI norms, deposits remaining unclaimed / unpaid for a period of 10 years, need to be transferred by the Bank to Depositor Education and Awareness (DEA) Fund maintained by RBI.

In accordance with applicable provisions of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, (the Rules) erstwhile Housing Development Finance Corporation Limited (e-HDFC) till the effective date of the amalgamation i.e. July 1, 2023, has transferred deposits remaining unclaimed for a period of seven years from the date they became due for payment to the Investor Education and Protection Fund (IEPF) established by the Central Government. The deposit holders of e-HDFC can claim their respective unclaimed deposit from IEPF. The process of claiming the deposit from IEPF is uploaded on the website of the Bank. Henceforth, the Bank would be transferring all the unclaimed deposits of e-HDFC (remaining unclaimed for more than 10 years) to the said DEA Fund.

Acknowledgement

Your Directors would like to place on record their gratitude for all the guidance and co-operation received from the Reserve Bank of India and other Government and Regulatory Agencies. Your Directors would also like to take this opportunity to express their appreciation for the hard work and dedicated efforts put in by the Bank's employees and look forward to their continued contribution.

Conclusion

The year under review witnessed the amalgamation of erstwhile HDFC Limited with and into HDFC Bank. This has opened up immense opportunities through the fusion of e-HDFC Limited's home loan expertise with HDFC Bank's operational efficiencies and wider reach. The amalgamation also offers huge prospects for cross sell. All in all, it is going to be a key driver for future growth. The under penetration of banking services in India is an opportunity by itself. HDFC Bank is well placed to capitalise on this given its inherent balance sheet and brand strengths. While chasing growth, the Bank will not lose sight of adhering to corporate governance standards, serving customers in a transparent way and treating employees fairly.

On behalf of the Board of Directors

Atanu Chakraborty	**Sashidhar Jagdishan**
Part Time Chairman and Independent Director	Managing Director and Chief Executive Officer

Place : Mumbai
Date : June 20, 2024

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ANNEXURE 1 TO THE DIRECTORS' REPORT

The ESOP Schemes of the Bank are in compliance with SEBI (Share Based Employee Benefits) Regulations, 2014 ("the Regulations") and the details as per the Regulations and as required to be disclosed pursuant to sub rule (9) of Rule 12 of the Companies (Share Capital and Debentures) Rules, 2014, are as under:

Schemes	Date of Shareholders Approval	Total No of Options/Units Approved Face value of Re. 1/- each	Grant Price (Re.) FV Re. 1/-	Options/ Units Opening balance FV Re. 1/	Options, Units Granted / Options, Units Reinstated FV Re. 1/-	Outstanding options Carried from eHDFC on Amalgamation	Options / Units Vested FV Re. 1/-	Options / Units Exercised & Shares Allotted of Re. 1/-	Options / Units Forfeited	Options / Units Lapsed	Total Options / Units in Force as on March 31, 2024
Plan F-ESOS 27	27th June, 2013	20,00,00,000	716.60	74,49,626	-	-	0	43,87,578	0	43,930	30,18,118
Plan F-ESOS 28	27th June, 2013	20,00,00,000	731.08	0	-	-	0	0	0	0	0
Plan G-ESOS 29	21st July, 2016	20,00,00,000	1,030.60	81,52,780	-	-	0	54,60,320	0	92,810	25,99,650
Plan G-ESOS 30	21st July, 2016	20,00,00,000	1,003.03	2,72,710	-	-	0	2,05,800	0	0	66,910
Plan G-ESOS 31	21st July, 2016	20,00,00,000	1,045.23	1,25,000	-	-	0	41,600	0	0	83,400
Plan G -ESOS 32	21st July, 2016	20,00,00,000	1,107.18	1,73,800	-	-	67,200	1,03,700	0	12,000	58,100
Plan G -ESOS 33	21st July, 2016	20,00,00,000	1,229.00	2,82,87,400	-	-	96,77,200	1,14,88,200	77,000	67,800	1,66,54,400
Plan G -ESOS 34	21st July, 2016	20,00,00,000	882.85	6,09,600	-	-	2,25,700	1,69,200	0	0	4,40,400
Plan G -ESOS 35	21st July, 2016	20,00,00,000	1,235.80	5,17,06,200	-	-	1,28,15,000	1,49,88,100	4,13,500	2,22,300	3,60,82,300
Plan G -ESOS 36	21st July, 2016	20,00,00,000	1,426.45	2,41,87,200	-	-	59,86,600	7,41,700	3,18,100	23,000	2,31,04,400
Plan G -ESOS 37	21st July, 2016	20,00,00,000	1,516.95	2,38,000	-	-	59,600	0	0	0	2,38,000
Plan G -ESOS 38	21st July, 2016	20,00,00,000	1,493.50	1,20,730	-	-	30,200	0	0	0	1,20,730
Plan G -ESOS 39	21st July, 2016	20,00,00,000	1,287.05	6,76,012	-	-	1,70,700	48,400	0	0	6,27,612
Plan G -ESOS 40	21st July, 2016	20,00,00,000	1,360.75	97,877	-	-	24,500	0	0	0	97,877
Plan G -ESOS 41	21st July, 2016	20,00,00,000	1,486.10	10,035	-	-	0	0	10,035	0	0
Plan G -ESOS 42	21st July, 2016	20,00,00,000	1,426.65	2,92,05,700	-	-	71,32,700	1,90,600	9,18,000	2,600	2,80,94,500
Plan G -ESOS 43	21st July, 2016	20,00,00,000	1,673.10	52,700	-	-	13,100	0	0	0	5,27,00
Plan G -ESOS 44	21st July, 2016	20,00,00,000	1,584.45	3,17,091	-	-	79,200	0	0	0	3,17,091
Plan E -ESOS 45	30th June, 2010	20,00,00,000	1,636.90	-	50,75,360		0	0	0	0	50,75,360
Plan F -ESOS 46	27th June, 2013	20,00,00,000	1,636.90	-	1,25,33,590		0	0	0	0	1,25,33,590
Plan G -ESOS 47	21st July, 2016	20,00,00,000	1,636.90	-	22,13,560		0	0	0	0	22,13,560
Plan G -ESOS 48	21st July, 2016	20,00,00,000	1,506.05	-	29,32,674		0	0	0	0	29,32,674
Plan G -ESOS 49	21st July, 2016	20,00,00,000	1,506.05	-	74,560		0	0	0	0	74,560
Plan G -ESOS 50	21st July, 2016	20,00,00,000	1,506.05	-	10,34,520		0	0	0	0	10,34,520
Plan G -ESOS 51	21st July, 2016	20,00,00,000	1,506.05	-	63,026		0	0	0	0	63,026
Plan G -ESOS 52	21st July, 2016	20,00,00,000	1,478.85	-	3,36,057		0	0	0	0	3,36,057
Plan G -ESOS 53	21st July, 2016	20,00,00,000	1,478.85	-	93,343		0	0	0	0	93,343
Plan G -ESOS 54	21st July, 2016	20,00,00,000	1,419.90	-	24,670		0	0	0	0	24,670
Plan G -ESOS 55	21st July, 2016	20,00,00,000	1,419.90	-	3,330		0	0	0	0	3,330
ESOS-07 eHDFC 2007	25th November, 2022	44,411	255.84	-	-	44,411	0	0	0	0	44,411
ESOS-08 eHDFC 2008	25th November, 2022	40,942	160.79	-	-	40,942	0	0	0	0	40,942
ESOS-14 eHDFC 2014	25th November, 2022	12,483	603.96	-	-	12,483	0	0	0	0	12,483
ESOS-17 eHDFC 2017-1	25th November, 2022	4,95,190	934.44	-	-	4,95,190	0	2,72,264	0	0	2,22,926
ESOS-17 eHDFC 2017-2	25th November, 2022	1,20,960	1,011.34	-	-	1,20,960	0	0	0	0	1,20,960

258 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Schemes	Date of Shareholders Approval	Total No of Options/Units Approved Face value of Re. 1/- each	Grant Price (Re.) FV Re. 1/-	Options/ Units Opening balance FV Re. 1/	Options, Units Granted / Options, Units Reinstated FV Re. 1/-	Outstanding options Carried from eHDFC on Amalgamation	Options / Units Vested FV Re. 1/-	Options / Units Exercised & Shares Allotted of Re. 1/-	Options / Units Forfeited	Options / Units Lapsed	Total Options / Units in Force as on March 31, 2024
ESOS-17 eHDFC 2017-3	25th November, 2022	57,120	1,089.29	-	-	57,120	0	0	0	0	57,120
ESOS-17 eHDFC 2017-4	25th November, 2022	2,16,720	1,242.15	-	-	2,16,720	0	3,800	0	0	2,12,920
ESOS-20 eHDFC 2020-1	25th November, 2022	3,80,86,981	1,076.64	-	-	3,80,86,981	7,11,579	78,59,323	5,382	0	3,02,22,276
ESOS-20 eHDFC 2020-2	25th November, 2022	42,000	1,535.27	-	-	42,000	0	0	0	0	42,000
ESOS-20 eHDFC 2020-3	25th November, 2022	1,68,000	1,477.68	-	-	1,68,000	0	0	0	0	1,68,000
ESOS-20 eHDFC 2020-4	25th November, 2022	1,00,800	1,497.92	-	-	1,00,800	0	0	0	0	1,00,800
ESOS-20 eHDFC 2020-5	25th November, 2022	1,78,080	1,423.75	-	-	1,78,080	0	0	0	0	1,78,080
ESOS-20 eHDFC 2020-6	25th November, 2022	88,19,594	1,327.21	-	-	88,19,594	2,56,662	3,44,381	4,13,985	0	80,61,228
ESOS-20 eHDFC 2020-7	25th November, 2022	1,59,600	1,391.40	-	-	1,59,600	0	0	42,000	0	1,17,600
ESOS-20 eHDFC 2020-8	25th November, 2022	16,800	1,523.75	-	-	16,800	0	0	0	0	16,800
ESIS-2022 RSU 001	14th May, 2022	10,00,00,000	1.00	28,51,760	-	-	6,86,570	3,14,430	1,99,940	3,190	23,34,200
ESIS-2022 RSU 002	14th May, 2022	10,00,00,000	1.00	15,430	-	-	3,860	970	11,70	70	13,220
ESIS-2022 RSU 003	14th May, 2022	10,00,00,000	1.00	23,810	-	-	5,580	1,220	2,390	40	20,160
ESIS-2022 RSU 004	14th May, 2022	10,00,00,000	1.00	-	56,29,190	-		0	0	0	56,29,190
ESIS-2022 RSU 005	14th May, 2022	10,00,00,000	1.00	-	36,72,637	-		0	0	0	36,72,637
ESIS-2022 RSU 006	14th May, 2022	10,00,00,000	1.00	-	208	-		0	0	0	208
ESIS-2022 RSU 007	14th May, 2022	10,00,00,000	1.00	-	31,430	-		0	0	0	31,430
ESIS-2022 RSU 008	14th May, 2022	10,00,00,000	1.00	-	20,759	-		0	0	0	20,759
Total				15,45,73,461	3,37,38,914	4,85,59,681	3,79,45,951	4,66,21,586	24,01,502	4,67,740	18,73,81,228

Options Exercised during FY 2023-24	4,66,21,586
Share Capital Money	4,66,21,586.00
Share Premium Money Received	52,45,07,01,567.69
Perquisite Tax Amount Collected	8,60,40,32,388.00
Total Amount Collected	61,10,13,55,541.69

Note: One (1) share of the face value of ₹ 1/- each would arise on exercise of One (1) Equity Stock Option

Integrated Annual Report **2023-24** 259

DIRECTORS' REPORT

Vesting Requirements	Except for the death / permanent disablement or retirement of the employee, the options will vest only if the employee is in the continuous and uninterrupted employment of the Bank as on the date of vesting.
Maximum Term of Options	Provided the employee is in the continuous and uninterrupted employment of the Bank, the options vested under the ESOP Schemes 25 to ESOP Scheme 28 and ESOP Scheme 41 to ESOP Scheme 55 will lapse in case the same are not exercised by the employee within four years from the respective dates of vesting. However, for the grant of options under the ESOP Schemes 29 to ESOP Scheme 40 the vested options will lapse in case the same are not exercised by the employee within two years from the respective dates of vesting. Further, for the grant of options under the RSU 001 to 008 the vested options will lapse in case the same are not exercised by the employee within one year from the respective dates of vesting. Further, for the grant of options under the e-HDFC schemes the vested options will lapse in case the same are not exercised by the employee within five years from the respective dates of vesting. In case of death / permanent disablement or retirement of the employee to whom the options are granted, all unvested options shall get vested to the employee on the date of happening of such event and should be exercised within one year period or its lapse date whichever is earlier from the date of such event for options granted under ESOP Scheme 23 to ESOP Scheme 34 and RSU 001 to 008. However, in case of ESOP Scheme 35 to ESOP Scheme 40 the vesting will happen on date of such event and exercisable within two years from the occurrence of the event or its lapse date whichever is earlier and in case of ESOP Scheme 41 to 55 the vesting will happen on date of such event and exercisable within four years from the occurrence of the event or its lapse date whichever is earlier and in case of e-HDFC schemes the vesting will happen on date of such event and exercisable within five years from the occurrence of the event or its lapse date whichever is earlier.
Source of shares	Primary
Variation in terms of ESOS	None

i. DETAILS OF OPTIONS GRANTED TO CURRENT DIRECTORS** AND SENIOR MANAGERIAL PERSONNEL AND KMP

Sr. no.	Employee Name	BAND	ESOP Quantum
1.	Srinivasan Vaidyanathan	CX	80,720
2.	Bhavesh Zaveri	CX	89,690
3.	Santosh Gurudas Haldankar	D5	13,720
4.	Sashidhar Jagdishan	MD	2,09,131
5.	Kaizad Bharucha	DMD	1,26,926
6.	Abhijit Singh	CX	43,558
7.	Anjani Kumar Rathor	CX	89,690
8.	Arun Kumar Mohanty	CX	67,100
9.	Arup Rakshit	CX	59,620
10.	Arvind Kapil	CX	89,690
11.	Arvind Vohra	CX	89,690
12.	Ashima Khanna Bhat	CX	80,720
13.	Ashish Parthasarthy	CX	89,690
14.	Benjamin Frank	CX	74,560
15.	Chakrapani Venkatachari	CX	80,720
16.	Jimmy M Tata	CX	89,690
17.	Nirav Vimal Shah	CX	89,690
18.	Parag Rao	CX	89,690
19.	Prashant Ramesh Mehra	CX	74,560
20.	Rahul Shukla	CX	89,690

260 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Sr. no.	Employee Name	BAND	ESOP Quantum
22.	Rajinder Kumar Babbar	CX	74,560
23.	Rakesh Kumar Rajput	CX	33,820
24.	Rakesh Singh	CX	89,690
25.	Ramesh Lakshminarayanan	CX	89,690
26.	Raveesh Kumar Bhatia	CX	74,560
27.	Ravi Santhanam	CX	74,560
28.	Sampath Kumar	CX	93,343
29.	Sanmoy Chakrabarti	CX	67,100
30.	Smita A Bhagat	CX	89,690
31.	Sudhir Kumar Jha	CX	45,983
32.	Sumant Vinay Rampal	CX	74,560
33.	Sundaresan M	CX	74,560
34.	Tushar Vikram	CX	89,690
35.	Vijay Krishna Mulbagal	CX	74,560
36.	Vinay Razdan	CX	89,690
37.	Vinayak Ravindra Mavinkurve	CX	58,690

ii.	Other employees who receive a grant in any one year of share-linked instruments (employee stock options and restricted stock units) amounting to 5 % or more of share-linked instruments granted during that year	None
iii.	Identified employees who were granted share linked instruments, during any one year, equal to or exceeding 1 percent of the issued capital (excluding outstanding warrants and conversions)	None
iv.	Diluted Earnings Per Share (EPS) pursuant to the issue of shares on exercise of share linked instruments calculated in accordance with Accounting Standard (AS) - 20 (Earnings Per Share)	The diluted EPS of the Bank calculated after considering the effect of potential equity shares arising on account of exercise of share- linked instruments is ₹ 85.44
v.	Where the company has calculated the employee compensation cost using the intrinsic value of the share-linked instruments, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the share linked instruments, shall be disclosed. The impact of this difference on profits and on EPS of the company shall also be disclosed	During the year, the compensation cost for share-linked instruments granted has been recognised basis the fair value of the share-linked instruments calculated based on the Black-Scholes model.
vi.	Weighted average exercise prices and weighted average fair values of share-linked instruments shall be disclosed separately for share-linked instruments whose exercise price either equals or exceeds or is less than the market price of the stock share-linked instruments	The weighted average price of the stock options exercised is ₹ 1,133.72 and the weighted average fair value cost is ₹ 240.32. The weighted average price of the RSU's exercised is ₹ 1 and the weighted average fair value is ₹ 1373.16.
vii.	A description of the method and significant assumptions used during the year to estimate the fair value of share-linked instruments, at the time of grant including the following weighted average information:	The Bank calculated the fair value of share linked instruments at the time of grant, using Black-Scholes model with the following assumptions
I.	Risk-free interest rate	7.17 percent to 7.54 percent
II.	Expected life	1 to 8 years
III.	Expected volatility	17.68 percent to 29.45 percent
IV.	Expected dividends	0.59 percent to 1.85 percent

Integrated Annual Report **2023-24** 261

DIRECTORS' REPORT

V.	The price of the underlying share in the market at the time of share linked instrument grant	For ESOS, the market price per share at the time of grant of options was ₹ 1,643.90 for ESOS 45, ESOS 46 and ESOS47, and ₹ 1,496.50 for ESOS 48, ESOS 49, ESOS 50 and ESOS 51 and ₹ 1,427.35 for ESOS 52 and ESOS 53 and ₹ 1,417.10 for ESOS 54 and 55. For RSU, the market price per share was ₹ 1,643.90 for RSU 004, ₹ 1,496.50 for RSU 005 and RSU 006 and ₹ 1,417.10 for RSU 007 and RSU 008
VI.	The weighted average market price of Bank's shares on NSE at the time of share linked instruments grant	For ESOS, the weighted average market price at the time of grant was ₹ 1,643.76 for ESOS 45, ESOS 46 and ESOS47, and ₹ 1,505.86 for ESOS 48, ESOS 49, ESOS 50 and ESOS 51 and ₹ 1,442.66 for ESOS 52 and ESOS 53 and ₹ 1,420.94 for ESOS 54 and 55 For RSU, the weighted average market price was ₹ 1,643.76 for RSU 004, ₹ 1,505.86 for RSU 005 and RSU 006 and ₹ 1,420.94 for RSU 007 and RSU 008.
VII.	Method used and assumptions made to incorporate effects of expected early exercise	The Black-Scholes model is used to calculate the fair value of options at the time of grant.
VIII.	How expected volatility was determined, including explanation of the extent to which expected volatility was based on historical volatility	Stock expected volatility is completely based on GARCH volatility forecasting model using historical stock prices from the market.
IX.	Whether and how any other features of the share linked instrument grant were incorporated into the measurement of fair value, such as a market condition	Stock price and risk-free interest rate are variables based on actual market data at the time of share linked instrument valuation.

262 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

ANNEXURE 2 TO THE DIRECTORS' REPORT

1. Brief outline on CSR Policy of the Company:

The Bank's CSR is implemented under the aegis of 'Parivartan' which is the umbrella brand for all the banks social initiatives. Parivartan aims to bring about a transformation in the communities in which the bank operates through multiple initiatives in the areas of Education, Skill training and livelihood enhancement, Health Care, Sports, Environmental Sustainability and Rural Development. The banks programs are guided by CSR Policy duly approved by the Board which is driven by the vision of "Creating Sustainable Communities." The CSR policy and programs are aligned to comply with the requirements of Section 135 of the Companies Act, 2013 and are monitored by a Board level Committee.

2. Composition of CSR & ESG Committee:

Sl. No.	Name of Director	Designation /Nature of Directorship	Number of meetings of CSR & ESG Committee held during the year	Number of meetings of CSR & ESG Committee attended during the year
1	Dr. (Mrs.) Sunita Maheshwari	Chairperson, Independent Director	4	4
2	Mr. Kaizad Bharucha	Deputy Managing Director	4	4
3	Mr. Sanjiv Sachar*	Independent Director	4	2
4	Mrs. Renu Karnad	Non - Executive Director	4	4

*Ceased to be Director effective 20th July 2023

3. Provide the web-link(s) where Composition of CSR & ESG Committee, CSR Policy and **CSR Projects approved by the Board are disclosed on the website of the company**.

https://v.hdfcbank.com/csr/our-commitment.html

4. Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable.

The Bank carried out 61 mandatory impact assessment studies in FY 2023-24 as per compliance with the requirements of CSR Rules. Below is the link and details of mandatory 61 impact assessment reports.

https://v.hdfcbank.com/csr/our-commitment.html

Sr. No.	Project Code	Focus of the Impact Assessment
1	G0030	Assessment of the project for the support provided to the Community Health Centers for the establishment of Oxygen Plants
2	G0010	Assessment of the FDP project for the support provided to the Govt hospital for the estab-lishment of the Molecular Pathology and Cytogenetics Laboratory
3	G0021	Assessment of a project that focused on enhancing classrooms into "Digital Classrooms"
4	G0019	Assessment of a project that focused on enhancing classrooms into "Digital Classrooms"
5	P0293	Assessment of a Holistic Rural Development Project
6	C0087-22	Assessment of a COVID Support Project on vaccination program through the Cowin portal
7	P0534	Assessment of the FDP, creating Energy Security and Sustainable Livelihoods in Villages through Stubble management
8	C001-22	Assessment of a COVID support project to strengthen existing health facilities in identified 2 public hospitals in Patna by establishing Neonatal Intensive Care Unit (NICU)

Integrated Annual Report **2023-24** 263

DIRECTORS' REPORT

Sr. No.	Project Code	Focus of the Impact Assessment
9	P0487	Assessment of a project on the promotion of education
10	P0249	Assessment of a Holistic Rural Development Project
11	P0296	Assessment of a Holistic Rural Development Project
12	P0300	Assessment of a Holistic Rural Development Project
13	P0299	Assessment of a Holistic Rural Development Project
14	C0092-22	Assessment of a COVID support project for provision of ICU setup
15	G0037	Assessment of a Tree Plantation Project
16	P0306	Assessment of a Holistic Rural Development Project
17	C0089-22	Assessment of a COVID support project for provision of ICU setup
18	C0113-22	Assessment of a COVID support project for the provision of ICU setup
19	P0307	Assessment of a Holistic Rural Development Project
20	C0083-22	Assessment of a COVID -19 Crisis Support Scholarship project
21	P0511	Assessment of an incubator project
22	P0236	Assessment of a Skill Development and Livelihood project
23	C0112	Assessment of a COVID support project providing cutting-edge equipment and supplies to improve the treatment of COVID-19-related complications.
24	P0272	Assessment of a Skill Development and livelihood project
25	P0377	Assessment of a project focused on access to safe drinking water
26	P0525	Assessment of a project that focused on enhancing digital education
27	P0309	Assessment of FDP project supported to junior athletes for 2024 Olympics in Paris and 2028 Olympics in Los Angeles
28	P0500	Assessment of a project that provided solar lights in rural communities
29	P0420	Assessment of utilization of the digital services provided because of support provided through Common Service Centres (CSC).
30	C0094-22	Assessment of a COVID support project for providing ICU bed setup
31	G0024	Assessment of a project that focused on enhancing classrooms to "Digital Classrooms"
32	P0383	Assessment of a project that focused on promotion of livelihood of women farmers
33	P0509	Assessment of FDP project supported to junior athletes for 2024 Olympics in Paris and 2028 Olympics in Los Angeles
34	P0396	Assessment of a project that focused on developing a pool of trained female workforce on phlebotomy.
35	P0529	Assessment of a project that focused on empowering small and marginal farmers through development of poly houses
36	P0183	Assessment of a project on promotion of education through ICT infrastructure
37	P0392	Assessment of a project focused on development of farm ponds
38	P0246	Assessment of a Holistic Rural Development Project
39	P0223	Assessment of a Holistic Rural Development Project
40	P0245	Assessment of a Holistic Rural Development Project
41	P0284	Assessment of a Holistic Rural Development Project
42	P0248	Assessment of a Holistic Rural Development Project
43	P0263	Assessment of a Holistic Rural Development Project
44	P0250	Assessment of a Holistic Rural Development Project
45	P0308	Assessment of a Holistic Rural Development Project
46	P0302	Assessment of a Holistic Rural Development Project
47	P0270	Assessment of a Holistic Rural Development Project

264 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Sr. No.	Project Code	Focus of the Impact Assessment
48	P0275	Assessment of a Holistic Rural Development Project
49	G0034	Assessment of utilization of the digital services provided because of support provided through Common Service Centres (CSC).
50	P0273	Assessment of a Holistic Rural Development Project
51	P0288	Assessment of a Holistic Rural Development Project
52	P0242	Assessment of a Holistic Rural Development Project
53	G0039	Assessment of the project supported the Patna Medical College and Hospital in establishing the Cath Laboratory
54	P0494	Assessment of a project on the promotion of education through the development of smart classrooms
55	C0109-22	Assessment of a COVID support project for the provision of health infrastructure of Sri Ven-kateshwara Hospital by providing medical equipment
56	P0301	Assessment of a project that focused on enhancing classrooms into "Digital Classrooms"
57	P0489	Assessment of a project on promotion of education through development of smart class-rooms
58	P0614	Assessment of a project on the promotion of education through the Smart Class refurbish-ment project
59	P0615	Assessment of a project on the promotion of education through the Smart Class refurbish-ment project
60	P0622	Assessment of a project on the promotion of education through the Smart Class refurbish-ment project
61	C0107-22	Assessment of a project on support provided for establishing the CT Scanner facility.

All amounts in INR crore rounded off.

5.

a) Average net profit of the company as per sub-section (5) of section 135. **INR 47,513.87 Cr**

b) Two percent of average net profit of the company as per sub-section (5) of section 135. **INR 950.28 Cr**

c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years. **0.42 Cr**

d) Amount required to be set-off for the financial year, if any. **INR 5.38 Cr**

e) Total CSR obligation for the financial year [(b)+(c)-(d)]. INR **945.31 Cr**

6.

a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project). **INR 921.96 Cr**

b) Amount spent in Administrative Overheads. **INR 18.42 Cr**

c) Amount spent on Impact Assessment, if applicable. **INR 4.93 Cr**

d) Total amount spent for the Financial Year [(a)+(b)+(c)]. **INR 945.31 Cr**

e) CSR amount spent or unspent for the Financial Year:

Total Amount Spent for the Financial Year. (in Rs. Cr)	Amount Unspent (in Rs.)				
	Total Amount transferred to Unspent CSR Account as per sub-section (6) of section 135.		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of section 135.		
	Amount.	Date of transfer.	Name of the Fund	Amount.	Date of transfer.
945.31	0	NA	NA	NA	NA

Integrated Annual Report **2023-24** 265

DIRECTORS' REPORT

(b) Excess amount for set-off, if any:

Sl. No.	Particular	Amount (in Rs. Cr)
(1)	(2)	(3)
(i)	Two percent of average net profit of the company as per sub-section (5) of sec-tion 135	950.28
(ii)	Total amount spent for the Financial Year	945.31
(iii)	Excess amount spent for the Financial Year [(ii)-(i)]	NA
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous Financial Years, if any	NA
(v)	Amount available for set off in succeeding Financial Years [(iii)-(iv)]	NA

7. Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years: **NA**

1	2	3	4	5	6		7	8
Sl. No.	Preceding Financial Year(s)	Amount transferred to Unspent CSR Account under sub- section (6) of section 135 (in Rs.)	Balance Amount in Unspent CSR Account under sub- section (6) of section 135 (in Rs.)	Amount Spent in the Financial Year (in Rs)	Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub-section (5) of section 135, if any		Amount remaining to be spent in succeeding Financial Years (in Rs)	Deficiency if any
					Amount (in Rs)	Date of Transfer		
1	FY-1							
2	FY-2							
3	FY-3							

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

✓ Yes ○ No

If Yes, enter the number of Capital assets created/ acquired: 8

266 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the Financial Year: Sl. No. Short particulars of the Pincode of Date of Amount of Details of entity / Authority / beneficiary of the property or asset(s) the property creation CSR amount registered owner [including complete or asset(s) spent address and location of the property] (1) (2) (3) (4) (5) (6) CSR Name Registered Registration address Number, if applicable 1 Streak Retinoscope + 795138 01-10-2023 4,00,000 NA Thoubal District Khangabok Large Handle, Heine, Hospital Hospital Trail Box Metal Rim Road, Part I, B/M, Ophthalmoscope Mamang Leikai, Beta 200 Head, Khangabok, Distance Vision Drum Manipur for the Ophthalmology Department in Thoubal District Hospital, Manipur 2 NEOFLY: Customized 160062 01-02-2024 44,49,106 NA Wheelchairs for Punjab School Wheelchair& NEOBOLT, 40 children with Education HELMET for children with disability Board Complex, disability in government E—Block, 5th schools of Punjab floor, Phase -8, Mohali, Punjab 3 Dell Power Edge R760, 560029 01-01-2024 84,72,575.82 NA National Insti- Hosur Road All in one Desktop: tute of Mental / Marigowda Dell Optiplex 7410 Health and Road, AIO Desktop, UPS: Neurosciences (Lakkasandra, Eaton 10KVA Online (NIMHANS) Wilson Garden), UPS, Veeam Backup Bangalore, Solution & Replication for Karnataka NIMHANS, Bangalore 4 Bailer Thresher Machine 751007 01-02-2024 56,10,900.00 NA Bhubaneshwar ICOMC Tower, with fully Automatic Coir Municipal Infront of Yarn Spinning, sensor Corporation Satya Nagar and auto cut, Willowing Kali Temple machine, Extraction on Janpath, Machine, starter, belt, Unit-IX, pully and conveyor from Bhubaneswar, Extraction to screener, Odisha Automatic 4bobbin type rewinding machine with senson, Block making machine 25HP, Coir Dutch mat manual weaving and other tools and accessories such as finishing scis-sor, clipping scissor, needle, bitter for Bhubaneshwar Municipal Corporation Integrated Annual Report 2023-24 267

D I RE C T OR S ’ R E P O R T Sl. No. Short particulars of the Pincode of Date of Amount of Details of entity / Authority / beneficiary of the property or asset(s) the property creation CSR amount registered owner [including complete or asset(s) spent address and location of the property] (1) (2) (3) (4) (5) (6) CSR Name Registered Registration address Number, if applicable 5 Brush Chipper with 751007 01-02-2024 69,62,000 NA Bhubaneshwar ICOMC Tower, Standard Accessories for Municipal Infront of Bhubaneshwar Municipal Corporation Satya Nagar Corporation Kali Temple on Janpath, Unit-IX, Bhubaneswar, Odisha 6 Construction of shelter 110010 01-01-2024 47,91,486 NA Directorate of 104, Cavalry for army veterans, Indian Army Rd, Maude widows & next of kins for Veterans Lines, Delhi Indian army veterans Cantonment, New Delhi 7 E-tricycle for specially 425103 01-08-2023 2,24,16,000 NA E- tricycles for Sugoki Lawns, abled 400 Persons Shaam Colony, with Disabilties Paladhi, Dharangaon, Jalgaon, Maharashtra 8 Solar Street Lights for 262501 01-02-2024 37,50,000.00 NA 150 Solar lights Pangu and rural villages in installed in 20 Dharchula Dharchula, Pitorgarh rural villages of taluka, Dis-trict Dharchula Pithoragarh district, Uttarakhand Note: We have disclosed only the capital assets created / acquired by HDFC itself (i.e., invoice is in the name of HDFC). The assets created / acquired by IA where project directly belongs to creation / acquisition is disclosed in the following link: https://v.hdfcbank.com/csr/our-commitment.html. Further, none of the capital assets created / acquired out of CSR funds, directly by HDFC or by IA / other beneficiary have been capitalized in the books of accounts of HDFC and all the expenses have been debited to CSR expenditure in Profit & Loss Statement. (All the fields should be captured as appearing in the revenue record, flat no, house no, Municipal Office/Municipal Corporation/ Gram panchayat are to be specified and also the area of the immovable property as well as boundaries). 9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub-section (5) of section 135. NA For HDFC Bank Limited For CSR & ESG Committee Mr. Sashidhar Jagdishan Dr. (Mrs.) Sunita Maheshwari Managing Director and Chief Executive Director Chairperson of CSR & ESG Committee 268 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements ANNEXURE 3 TO THE DIRECTORS’ REPORT Form No. AOC—2 (Pursuant to clause (h) of sub-section (3) of section 134 of the Act and Rule 8(2) of the Companies (Accounts) Rules, 2014) Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of section 188 of the Companies Act, 2013 including certain arm’s length transactions under third proviso thereto 1. Details of contracts or arrangements or transactions not at arm’s length basis: Nil 2. Details of material contracts or arrangement or transactions at arm’s length basis: Nil (a) Name(s) of the related party Nature of relationship (b) Nature of contracts / arrangements/transactions (c) Duration of the contracts / arrangements/transactions (d) Salient terms of the contracts or arrangements or transactions including the value, if any: (e) Date(s) of approval by the Board, if any: (f) Amount paid as advances, if any: On behalf of the Board of Directors Atanu Chakraborty Sashidhar Jagdishan Part Time Chairman and Independent Director Managing Director and Chief Executive Director Place : Mumbai Date : June 20, 2024 Integrated Annual Report 2023-24 269

DIRECTORS' REPORT

ANNEXURE 4 TO THE DIRECTORS' REPORT

Performance and financial position of subsidiaries of the Bank as on March 31, 2024

Name of entity	Net assets as of March 31, 2024		Profit or (loss) for the year ended March 31, 2024	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	93.71%	440,245.80	92.92%	60,812.27
Subsidiaries:				
HDB Financial Services Limited*	3.01%	14,128.12	3.68%	2,408.26
HDFC Securities Limited*	0.42%	1,970.86	1.48%	967.44
HDFC Asset Management Company Limited (Consolidated)*^	1.28%	5,996.80	1.76%	1,153.05
HDFC Trustee Company Limited*	0.00%	3.07	0.00%	0.24
HDFC Life Insurance Company Limited (Consolidated)*#	3.12%	14,666.39	1.68%	1,099.42
HDFC ERGO General Insurance Company Limited*	0.94%	4,448.02	0.33%	217.31
HDFC Sales Private Limited*	0.04%	202.19	0.06%	39.45
Griha Investments	0.00%	10.65	(0.03%)	(19.53)
Griha Pte Limited	0.02%	76.41	(0.01%)	(7.00)
HDFC Capital Advisors Limited*	0.06%	261.77	0.12%	76.13
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.04%	171.56	0.00%	(0.49)
Minority Interest	2.85%	13,383.40	2.11%	1,384.46
Inter-company adjustments	(5.49%)	(25,786.39)	(4.10%)	(2,684.51)
Total	**100.00%**	**469,778.65**	**100.00%**	**65,446.50**

*The subsidiaries are Indian entities.

****Consolidated net assets are total assets minus total liabilities.

^HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.

#HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Management Company Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited.

270 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

ANNEXURE 5 TO THE DIRECTORS' REPORT

Disclosures on Remuneration

1. Ratio of Remuneration of each director to the median employees remuneration for the FY 2023-24

Name and Designation	Ratio
Atanu Chakraborty, Part Time Chairman and Independent Director	20.15 : 1
Sandeep Parekh, Independent Director	22.97 : 1
M. D. Ranganath, Independent Director	21.31 : 1
Renu Karnad, Non-Executive Director (Non-Independent Director)	17.65 : 1
Sanjiv Sachar, Independent Director	6.66 : 1
Sunita Maheshwari, Independent Director	12.12 : 1
Lily Vadera, Independent Director	14.22 : 1
Keki Mistry, Non-Executive Director (Non-Independent Director)	6.47 : 1
Umesh Chandra Sarangi, Independent Director	16.75 : 1
Harsh Kumar Bhanwala, Independent Director	2.86 : 1
Sashidhar Jagdishan, Managing Director & Chief Executive Officer*	167.70 : 1
Kaizad Bharucha, Deputy Managing Director*	160.08 : 1
Bhavesh Zaveri, Executive Director*	101.58 : 1
V. Srinivasa Rangan, Executive Director*	155.58 : 1

*In case of Managing Director & CEO, Deputy Managing Director and Executive Directors, the Bank has considered the annualised fixed pay for the computation of ratios. Fixed pay includes - salary, allowances, retiral benefits as well as value of perquisites as approved by the Reserve Bank of India. Variable Pay has been excluded from the same.

For the Directors other than Managing Director & CEO, Deputy Managing Director and Executive Directors, the actual remuneration paid during the year 2023 - 2024 has been considered while calculating the ratio of remuneration to the median employees' remuneration.

Note:

1. Mr. Kaizad Bharucha and Mr. Bhavesh Zaveri were appointed as the Deputy Managing Director and Executive Director, respectively, w.e.f. April 19, 2023 upto April 18, 2026 (both days inclusive), liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on June 11, 2023.

2. Mr. Keki Mistry (DIN: 00008886) and Mrs. Renu Karnad (DIN: 00008064) were appointed as as Non-Executive (Non- Independent) Director of the Bank, with effect from June 30, 2023 to November 6, 2029 (both days inclusive) and July 1, 2023 to September 2, 2027 (both days inclusive), respectively, liable to retire by rotation, as approved by shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023.

5. Mr. Sashidhar Jagdishan (DIN: 08614396) was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of 3 (three) years with effect from October 27, 2023 to October 26, 2026 (both days inclusive) and not liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on January 9, 2024.

5. Mr. Sandeep Parekh (DIN: 03268043) and Mr. M. D. Ranganath (DIN: 07565125) were re-appointed as Independent Directors of the Bank for a period of 3 (three) years with effect from January 31, 2024 to January 30, 2027 and January 19, 2024 to January 18, 2027 (both days inclusive), respectively and not liable to retire by rotation, as approved by the shareholders through Postal Ballot on January 9, 2024.

6. Mr. V. Srinivasa Rangan (DIN: 00030248) was appointed as an Executive Director of the Bank for a period of 3 (three) years with effect from November 23, 2023 to November 22, 2026 (both days inclusive) and liable to retire by rotation as approved by RBI and the shareholders through Postal Ballot on January 9, 2024.

7. Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) was appointed as an Independent Director of the Bank for a period of 3 (three) years with effect from January 25, 2024 to January 24, 2027 (both days inclusive) and not liable to retire by rotation, as approved by the shareholders of the Bank through Postal Ballot on March 29, 2024.

8. Mr. Atanu Chakraborty (DIN: 01469375) was re-appointed as the Part Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 5, 2024 to May 4, 2027 (both days inclusive) and not liable to retire by

Integrated Annual Report **2023-24** 271

DIRECTORS' REPORT

rotation, as approved by RBI and the shareholders through Postal Ballot on May 3, 2024.

9. Mr. Sanjiv Sachar (DIN: 02013812) and Mr. Umesh Chandra Sarangi (DIN:02040436) ceased to be Independent Directors with effect from the close of business hours on July 20, 2023 and February 29, 2024 respectively, upon completion of their respective terms.

2. Percentage increase in remuneration of each Director, CFO, CEO, CS or Manager, if any, in the FY 2023-24

Designation	Percentage Increase
Managing Director*	00.00
Executive Director*	00.00
Chief Financial Officer	24.09
Company Secretary	2.44

*As per the salary review approval process of the Reserve Bank of India, the salary increment proposal to be effected from April 01 in a given financial year can only be made in the subsequent financial year post assessment of performance for the reference financial year. For e.g. salary increment proposal to be made to the RBI effective April 01, 2023 can only be made post assessment of performance for the financial year 2023 - 2024. The approval received from the RBI will therefore be retrospectively applied from April 01, 2023. In light of aforementioned process, the salary increase given in the particular year will always be reported as zero.

The percentage increase in Fixed Pay for the Managing Director and Executive Director in FY 2022-23 was 3.97% and 6.95% respectively. The remuneration for the Managing Director and Executive Director for performance in FY 2022-23, effective April 01, 2022 was approved by the RBI vide their letter dated December 21, 2023.

The salary increase for performance in previous financial year i.e. 2022 - 2023 paid retrospectively from April 01, 2022 was approved by the RBI on December 21, 2023.

Non-executive / Independent Directors:

The Non-Executive Directors are paid sitting fees of ₹ 50,000 or ₹ 100,000 per meeting for attending Committee & Board meetings. Further details on the same is provided in the Corporate Governance Report.

Further, pursuant to the circular issued by the RBI on "Review of Fixed Remuneration Granted to Non-Executive Directors" dated February 9, 2024 read with the RBI circular on "Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board" dated April 26, 2021 and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the remuneration paid to Non-Executive Directors except the Part Time Chairman and Independent Director was increased from ₹ 20 Lakhs per annum per Non- Executive to ₹ 30 Lakhs per annum per Non-Executive Director. The Non-Executive Directors of the Bank, other than the Part Time Chairman and Independent Director, were paid compensation, on a proportionate basis, in the form of fixed remuneration for the financial year 2023-24 as follows:

I. till February 15, 2024 (date inclusive)- ₹ 20,00,000 (Rupees Twenty Lakhs only) per annum (on a proportionate basis) to each of the Non-Executive Directors, and

II. from February 16, 2024 (date inclusive)- ₹ 30,00,000 (Rupees Thirty Lakhs only) per annum (on a proportionate basis) to each of the Non-Executive Directors in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Mr. Atanu Chakraborty, Part Time Chairman and Independent Director was paid remuneration of ₹ 35,00,000 (Rupees Thirty Five Lakhs) per annum during FY 2022-23 as approved by the RBI, in addition to sitting fees, reimbursement of expenses for attending Board and Committee meetings and and provision of car for official and personal use.

Further, pursuant to approval of RBI and Shareholders of the Bank, Mr. Atanu Chakraborty was re-appointed as the Part Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 5, 2024 up to May 4, 2027 (both days inclusive) and not liable to retire by rotation, at a remuneration of ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum during FY 2024-25 on proportionate basis, in addition to sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use.

272 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 3. Percentage Increase in the median The average percentage increase for Non-Managerial remuneration of employees in the FY 2023-24 Staff : 7.65% The percentage decrease in median remuneration of The average percentage increase in the salaries is inclusive employees in the FY 2023-24 was—6.87%. This includes of front-line sales and overseas staff and is primarily on front line sales and overseas staff. This includes only account of annual fixed pay increase and promotions. fixed pay. *The average percentage increase is only for Company 4. The number of permanent employees on the Secretary and Chief Financial Officer. Whole Time rolls of the Bank Directors are excluded from the calculation since they did As of March 31, 2024, the number of permanent not receive increment for the FY 2023—2024. For more employees on the rolls of the Bank was 2,13,527. details please refer to the foot notes of point number 2. 5. Average percentage increase already made 6. Affirmation that the remuneration is as per the in the salaries of employees other than the remuneration policy of the company: managerial personnel in the last financial year Yes and its comparison with the percentage increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration. The average percentage increase for Key Managerial Personnel: 13.27%* Integrated Annual Report 2023-24 273

D I RE C T OR S ’ R E P O R T ANNEXURE 6 TO THE DIRECTORS’ REPORT FORM NO. MR-3 (iv) Foreign Exchange Management Act, 1999 and the SECRETARIAL AUDIT REPORT Rules and Regulations made thereunder for compliance FOR THE FINANCIAL YEAR ENDED to the extent of Foreign Direct Investment, Overseas MARCH 31, 2024 Direct Investment and External Commercial Borrowings, as applicable; [Pursuant to section 204(1) of the Companies Act, 2013 and Rule No.9 of the Companies (Appointment and (v) The following Regulations and Guidelines prescribed Remuneration of Managerial Personnel) Rules, 2014] under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’), as amended from time to time: To, The Members, a) The Securities and Exchange Board of India HDFC Bank Limited (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to b) The Securities and Exchange Board of India good corporate practices by HDFC Bank Limited (CIN: (Prohibition of Insider Trading) Regulations, 2015; L65920MH1994PLC080618) (hereinafter called the “Bank”). c) The Securities and Exchange Board of India The Secretarial Audit was conducted in a manner that provided (Issue of Capital and Disclosure Requirements) us a reasonable basis for evaluating the corporate conducts/ Regulations, 2018; statutory compliances and expressing our opinion thereon. d) The Securities and Exchange Board of India (Share Based on our verification of the Bank’s statutory registers, Based Employee Benefits and Sweat Equity) books, papers, minute books, forms and returns filed and other Regulations, 2021; records maintained by the Bank and the information provided by the Bank, its officers, agents and authorized representatives e) The Securities and Exchange Board of India during the conduct of secretarial audit, we hereby report that (Issue and Listing of Non-Convertible Securities) in our opinion, the Bank has, during the audit period covering Regulations, 2021; the financial period ended on March 31, 2024, complied with the statutory provisions listed hereunder and also that the f) The Securities and Exchange Board of India Bank has followed proper Board processes and has required (Registrars to an Issue and Share Transfer Agents) compliance mechanism in place to the extent, in the manner Regulations, 1993 regarding the Companies Act and and subject to the reporting made hereinafter: dealing with client—Not applicable to the Bank during the financial year under review; We have examined the books, papers, minutes books, forms and returns filed and other records maintained by the Bank for g) The Securities and Exchange Board of India the financial period ended on March 31, 2024 in accordance (Delisting of Equity Shares) Regulations, 2021—Not with the provisions of: applicable to the Bank during the financial year under review; (i) The Companies Act, 2013 (‘the Act’) and the Rules made thereunder; h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018—Not (ii) The Securities Contracts (Regulation) Act, 1956 (‘SCRA’) applicable to the Bank during the financial year and the Rules made thereunder; under review; (iii) The Depositories Act, 1996 and the Regulations and Bye-i) The Securities and Exchange Board of India laws framed thereunder; (Depositories and Participants) Regulations, 2018; 274 HDFC Bank Limited

j)	The Securities and Exchange Board of India (Bankers to an issue) Regulations, 1994;

k)	The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

l)	The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019

(vi)

Other specific business / industry related laws applicable to the Bank - The Bank has complied with the provisions of the Banking Regulation Act, 1949, Master Circulars, Notifications, Guidelines and other directions pertaining to commercial banking issued by Reserve Bank of India (RBI) from time to time. Further, the Bank has complied with other applicable general business laws, rules, regulations and guidelines.

We have also examined compliance with the applicable clauses of the following:

i.	Secretarial Standards with regard to Meeting of Board of Directors (SS-1) and General Meetings (SS-2) issued by The Institute of Company Secretaries of India; and

ii.	The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

During the period under review, the Bank has complied with the provisions of the Act, Rules, Regulations, Circulars, Guidelines and Standards etc. mentioned above.

During the financial year under review, there were several orders / show cause notices issued against the Bank in the ordinary course of business. The Bank has paid the requisite penalty, wherever applicable and made the relevant public disclosures in this regard.

We further report that:

(a)	The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors.

(b)	The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.
(c)

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent in advance as prescribed under the applicable Secretarial Standards, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

(d)

All decisions at the Meetings of the Board and its Committee were carried out as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be, and the dissenting members’ views are captured, if any, and recorded as a part of minutes.

We further report that, there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable Acts, Laws, Rules, Regulations, Circulars, Guidelines and Standards etc. As informed, the Bank has responded appropriately to communication received from various statutory / regulatory authorities including initiating actions for corrective measures, wherever found necessary.

We further report that during the audit period the following events / actions have taken place, having a major bearing on the Bank’s affairs in pursuance of the above referred Acts, Laws, Rules, Regulations, Circulars, Guidelines and Standards etc.:

1.

The National Company Law Tribunal, Mumbai bench (“NCLT”) vide its order dated March 17, 2023, has sanctioned the Composite Scheme of Amalgamation (“Scheme”) for the amalgamation of (i) HDFC Investments Limited and HDFC Holdings Limited, Wholly Owned Subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank and their respective shareholders and creditors under section 230 to 232 of the Companies Act, 2013 and the rules and regulations framed thereunder (“Amalgamation”), which received all the required approvals and the said Amalgamation became effective as on July 01, 2023.

2.

Pursuant to the Scheme, the Bank has allotted 3,11,03,96,492 New Equity Shares of ₹1/- each in accordance with the share exchange ratio provided in the Composite Scheme of Amalgamation, to/for such eligible shareholders of HDFC Limited who were holding shares as on the Record Date. Further, outstanding non-convertible debentures which were issued by HDFC Limited were transferred in the name of the Bank.

Integrated Annual Report 2023-24	275

DIRECTORS’ REPORT

3.

Pursuant to the Scheme 1,47,57,600 warrants issued by HDFC Limited were transferred in the name of the Bank. Further, such warrants were converted into equity shares of the Bank on maturity and the Bank has issued and allotted 2,47,75,632 Equity Shares of Re. 1 each of the Bank pursuant to exercise of warrants.

4.

Pursuant to the abovementioned Amalgamation and conditions as stipulated by the RBI, HDFC Limited (since amalgamated with and into HDFC Bank) and HDFC Bank (being the successor entity of HDFC Limited) had executed definitive documents for sale of approximately 90% of total issued and paid-up share capital of HDFC Credila Financial Services Limited’s (“HDFC Credila”) to (a) Kopvoorn B.V., (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners ((a),(b),(c) and (d) are hereinafter collectively referred as “Acquirers”). Subsequently, HDFC Bank sold 90.01% equity stake of HDFC Credila to the Acquirers and as on March 31, 2024, HDFC Bank holds aggregating to 9.99% of total issued and paid-up share capital of HDFC Credila, which is in compliance with the conditions as stipulated by the RBI in its letters dated April 20, 2023 read with the letter dated June 27, 2023.

5.

The Bank, acting through GIFT City IFSC Banking Unit, has completed the issue of 750 Million US$ Senior Unsecured Bonds under Dual Tranche to overseas investors. The Notes will be listed on the India International Exchange (IFSC) Limited and the NSE IFSC Limited (NSE International Exchange).

6.

Approval of the Shareholders was obtained at the Annual General Meeting held on August 11, 2023 to borrow or raise funds in Indian Currency by issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (Financing of Infrastructure & affordable Housing) on a private placement basis for an amount in aggregate not exceeding ₹50,000 Crore;

7.

The Bank has issued and allotted 7.71% Unsecured, Redeemable, Long Term, Fully Paid up, Non-Convertible Bonds in the Nature of Debentures for enhancing long term resources for funding infrastructure and affordable housing projects amounting to ₹7,425 Crore (7,42,500 Bonds of face value ₹1,00,000/- each) on a private placement basis on December 20, 2023.

8.

The Bank has issued and allotted 7.65% Senior, Unsecured, Redeemable, Long Term, Fully Paid up, Non-Convertible Bonds in the Nature of Debentures for enhancing long term resources for funding infrastructure and affordable housing projects amounting to ₹2,910 Crore (2,91,000 Bonds of face value ₹1,00,000/- each) on a private placement basis on March 20, 2024.

9.	The Bank has allotted 4,66,21,586 Equity Shares of Re.1/- each under “Employee Stock Option Schemes” of the Bank.

Place : Mumbai	ALWYN JAY & Co.
Date : June 20, 2024	Company Secretaries

Office Address :	[Alwyn D’Souza, FCS.5559]
Annex-103, Dimple Arcade,	[Partner]
Asha Nagar, Kandivali (East),	[Certificate of Practice No.5137]
Mumbai 400101.	[UDIN: F005559F000593511]

Note: This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

276	HDFC Bank Limited

Annexure A

To

The Members,

HDFC Bank Limited

Secretarial Audit Report of even date is to be read along with this letter.

1.

The compliance of provisions of all laws, rules, regulations, standards applicable to HDFC Bank Limited (hereinafter called ‘the Bank’) is the responsibility of the management of the Bank. Our examination was limited to the verification of records and procedures on test check basis for the purpose of issue of the Secretarial Audit Report.

2.

Maintenance of secretarial and other records of applicable laws is the responsibility of the management of the Bank. Our responsibility is to issue Secretarial Audit Report, based on the audit of the relevant records maintained and furnished to us by the Bank, along with explanations where so required.

3.

We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial and other legal records, legal compliance mechanism and corporate conduct. Further part of the verification was done on the basis of electronic data provided to us by the Bank and on test check basis to ensure that correct facts as reflected in secretarial and other records produced to us. We believe that the processes and practices we followed, provides a reasonable basis for our opinion for the purpose of issue of the Secretarial Audit Report.

4.	We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.

5.	Wherever required, we have obtained the management representation about list of applicable laws, compliance of laws, rules and regulations and major events during the audit period.

6.	The Secretarial Audit Report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank.

Place : Mumbai	ALWYN JAY & Co.
Date : June 20, 2024	Company Secretaries

Office Address :	[Alwyn D’Souza, FCS.5559]
Annex-103, Dimple Arcade,	[Partner]
Asha Nagar, Kandivali (East),	[Certificate of Practice No.5137]
Mumbai 400101.	[UDIN: F005559F000593511]

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DIRECTORS' REPORT

ANNEXURE 7 TO THE DIRECTORS' REPORT

1. Disclosure for complaints and grievance redress

Summary information on complaints received by the Bank from the customers and from the RBI Ombudsman ("ORBIOs").

Sr. No	Particulars	March 31, 2024	March 31, 2023
	Complaints received by the bank from its customers		
1	Number of complaints pending at beginning of the year	13,361	6,878
1.1	Addition on amalgamation	1,224	NA
2	Number of complaints received during the year	4,85,339	4,29,354
3	Number of complaints disposed during the year	4,85,692	4,22,871
3.1	Of which, number of complaints rejected by the Bank	1,40,646*	1,08,819
4	Number of complaints pending at the end of the year	14,232	13,361
	Maintainable complaints received by the bank from ORBIOs		
5	Number of maintainable complaints received by the Bank from ORBIOs	14,563	10,188
5.1	Out of the maintainable complaints received by the Bank from ORBIOs, number of complaints resolved in favour of the Bank by ORBIOs	6,834	5,563
5.2	Out of the maintainable complaints received by the Bank from ORBIOs, number of complaints resolved through conciliation / mediation / advisories issued by ORBIOs	7,729	4,625
5.3	Out of the maintainable complaints received by the Bank from ORBIOs, number of complaints resolved after passing of Awards by BOs against the Bank	1	1
6	Number of Awards unimplemented within the stipulated time (other than those appealed)	NIL	NIL

*Out of total 1,40,646 cases referred to Internal Ombudsman, 1,27,112 cases were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2024	March 31, 2023
A	Total number of complaints	7,39,759	5,60,376
B	Complaints redressed by the bank within one working day / duplicate complaints	2,54,420	1,31,022
C	**Net Reportable Complaints (A - B)**	**4,85,339**	**4,29,354**

278 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2024: Grounds of complaints (i.e. Number of Addition Number of % increase / Number of Out of the complaints relating to) complaints on amalg- complaints (decrease) in complaints total number pending at amation received the number pending at of complaints the beginning during the of complaints the end of the pending at of the year year received over year* the end of the the previous year, number year of complaints pending beyond 30 days* 1 2 3 4 5 6 ATM / Debit Cards 2,955 1,44,803 (12%) 3,013 72 Credit Cards 2,207 94,755 21% 2,565 0 Internet / Mobile / Electronic 3,621 1,12,279 16% 2,910 24 Banking Loans and advances 3,168 1,208 74,491 66% 3,981 0 Account opening / difficulty in 247 16 24,472 46% 327 2 operation of accounts Others 1,163 34,539 21% 1,436 9 Total 13,361 1,224 4,85,339 13% 14,232 107 Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2023: Grounds of complaints (i.e. Number of Number of % increase Number of Out of the complaints relating to) complaints complaints / (decrease) complaints total number pending at the received during the in the number pending at the end of complaints beginning of the year of complaints of the year* pending at the end year received over the of the year, number previous year of complaints pending beyond 30 days* 1 2 3 4 5 6 ATM / Debit Cards 2,299 1,64,097 12% 2,955 -Credit Cards 731 78,586 2% 2,207—Internet / Mobile / 2,559 96,393 41% 3,621 -Electronic Banking Loans and advances 625 44,858 19% 3,168 -Account opening / difficulty 146 16,760 25% 247 -in operation of accounts Others 518 28,660 13% 1,163 1 Total 6,878 4,29,354 17% 13,361 1 *All these cases were pending within the stipulated turnaround time (TAT) of the Bank. Integrated Annual Report 2023-24 279

INDEPENDENT AUDITOR’S REPORT

To the Members of HDFC Bank Limited

Report on Audit of the Standalone Financial Statements

Opinion

1.

We have jointly audited the accompanying Standalone Financial Statements of HDFC Bank Limited (“the Bank”), which comprise the Standalone Balance Sheet as at March 31, 2024, and the Standalone Profit and Loss Account and the Standalone Cash Flow Statement for the year then ended, and notes to the Standalone Financial Statements including a summary of significant accounting policies and other explanatory information.

2.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (“the Act”) in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the state of affairs of the Bank as at March 31, 2024, and its profit and its cashflows for the year ended on that date.

Basis for Opinion

3.

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of Standalone Financial Statements” section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

4.

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current year. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

280	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Identification and Provisioning of Non-performing Advances (NPA):
Total NPA as at March 31, 2024: 31,056.65 Crores
Provision for NPA as at March 31, 2024: 22,966.09 Crores
(Refer Schedule 17 (C)(3), Schedule 18 note 9)

Key Audit Matter	How our audit addressed the key audit matter
The Bank is required to comply with the Master Circular dated April 01, 2023 issued by the Reserve Bank of India ("RBI") on "Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances and the minimum provision required for such assets. The Bank is also required to apply its judgement to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors. The identification of Non-performing Advances is also affected by factors like stress and liquidity concerns in certain sectors. The provision for identified Non-performing Advances is estimated based on ageing and classification of Non-performing Advances, nature of product, value of security etc., and is also subject to the minimum provisioning norms specified by RBI. Since the identification of Non-performing Advances and provisioning for Non-performing Advances requires considerable level of management estimation, application of various regulatory requirements and in view of its significance to the overall audit, we have identified this as a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following: • Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts and drawing power; • Identification and classification of Non-performing Advances in accordance with IRAC norms, other regulatory guidelines issued by the RBI and consideration of qualitative aspects; and • Testing of application controls including testing of automated controls and reports. ➢ Evaluated the governance process and controls over calculations of provision for Non-performing Advances and tested that the basis of provisioning is in accordance with the Board of Directors approved policy and IRAC norms. ➢ With respect to classification of Non-performing Advances, verified the date of Non-performing Advances and recomputed the Days Past Due on a sample basis. ➢ On a test check basis, verified the classification of accounts reported by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC'). ➢ With respect to provisions recognised towards Non-performing Advances, provision calculations on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and the policy of the Bank, and compared our outcome to that prepared by the management and tested relevant assumptions and judgements which were used by the management.

Integrated Annual Report **2023-24** 281

INDEPENDENT AUDITOR'S REPORT

Appropriateness of accounting for amalgamation of erstwhile Housing Development Finance Corporation Limited ("erstwhile HDFC Limited") with the Bank , the related adjustments [including adjustments to and integration of Information Technology (IT) systems] and communications with RBI relating to the amalgamation (Refer Schedule 18 note 1)	
Key Audit Matter	**How our audit addressed the key audit matter**
The composite scheme for the amalgamation of (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited into and with erstwhile HDFC Limited and (ii) erstwhile HDFC Limited into and with the Bank, (the "Scheme") has been given effect to in the Standalone Financial statements with effect from July 1, 2023 (i.e., the appointed and effective date for the Scheme), in accordance with the 'pooling of interests' method as prescribed in AS-14 "Accounting for Amalgamations". The amalgamation entailed transfer of various IT systems of the erstwhile HDFC Limited to the Bank, including integration of some systems with the financial reporting system and other related applications of the Bank; and transfer of underlying financial data of the erstwhile HDFC Limited's business. Further, the Bank had sought certain forbearances from the RBI. The RBI has granted certain forbearances and provided clarifications to the Bank through various communications. Considering the magnitude of the amounts involved, complexity of the transaction and the related adjustments (including those related to IT systems impacting financial reporting) impacting Standalone Financial Statements, and in view of its significance to the overall Standalone Financial Statements, we have determined the accounting for the amalgamation and the related adjustments (including those to IT systems impacting financial reporting) and communications with RBI relating to the amalgamation, to be a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology general and application controls relating to accounting for amalgamations, and integration of IT Systems (impacting financial reporting) of erstwhile HDFC Limited; ➢ Perused the NCLT approved Scheme of Amalgamation for the appropriateness of determination of the effective date of the scheme and the accounting treatment as prescribed in the Scheme; ➢ Traced the assets and liabilities of erstwhile HDFC Limited recognised on amalgamation to the special purpose financial information as at the appointed and effective date of the Scheme, audited by other auditors; ➢ Tested the share swap and amalgamation adjustments for appropriate recording of the resultant impact on the standalone reserves of the Bank; ➢ Tested on a sample basis the underlying financial data of erstwhile HDFC Limited transferred to the Bank and its integration with the financial information of the Bank as on the effective date; ➢ Read communications of the Bank with the RBI seeking certain forbearances relating to the operations of the Bank post the amalgamation, having an impact on the financial reporting and assessed their impact on the standalone financial statements; ➢ Assessed the adequacy and appropriateness of the disclosures relating to the amalgamation made in the standalone financial statements.

282 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Information Technology (“IT”) Systems and Controls impacting Financial Reporting Key Audit Matter How our audit addressed the key audit matter The IT environment of the Bank is complex and involves a large Our procedures with respect to this matter included the following: number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume Ø In assessing the controls over the IT systems of the Bank, we of transactions. involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We As a result, there is a high degree of reliance and dependency on such evaluated and tested relevant IT general controls over the “in-IT systems for the financial reporting process of the Bank. scope” IT systems and IT dependencies identified as relevant for our audit of the standalone financial statements and financial Appropriate IT general controls and IT application controls are required reporting process of the Bank. On such “in-scope” IT systems, to ensure that such IT systems are able to process the data as required, we tested key IT general controls with respect to the following completely, accurately, and consistently for reliable financial reporting. domains: We have identified certain key IT systems (“in-scope” IT systems) • Program change management, which includes that which have an impact on the financial reporting process and the program changes are moved to the production related controls testing as a key audit matter because of the high environment as per defined procedures and relevant level of automation, significant number of systems being used by segregation of environment is ensured. the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial • User access management, which includes user access reporting process of the Bank. provisioning, de-provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel. • Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. • IT operations, which includes job scheduling, monitoring and backup and recovery. Ø We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations / accounting procedures, interfaces, segregation of duties and system generated reports, as applicable. Ø We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary. Other Information 5. The Bank’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual Report, but does not include the Standalone Financial Statements and our auditor’s report thereon. The Annual Report is expected to be made available to us after the date of this auditor’s report. Our opinion on the Standalone Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. Integrated Annual Report 2023-24 283

INDEPENDENT AUDITOR’S REPORT

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of management and those charged with governance for the Standalone Financial Statements

6.

The Bank’s Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949 and circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

7.

In preparing the Standalone Financial Statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those Board of Directors are also responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the Standalone Financial Statements

8.

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

9.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant

284	HDFC Bank Limited

doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

10.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

11.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

12.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

13.

The special purpose financial information of erstwhile HDFC Limited as at the day beginning of July 1, 2023 (i.e. the appointed and effective date for the Scheme) considered to give effect to the scheme as on that date was audited by other auditors, whose report expressing an unmodified opinion thereon, has been furnished to us by the Management. Our opinion is not modified in respect of above matter.

Report on other legal and regulatory requirements

14.

In our opinion, the Standalone Balance Sheet and the Standalone Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

15.	As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

(b)

the transactions of the Bank which have come to our notice have been within the powers of the Bank, other than those relating to leasing of immovable properties acquired on amalgamation of the erstwhile HDFC Limited with the Bank, as disclosed in Schedule 18 note 1 to the Standalone Financial Statements; and

(c)

during the course of our audit, we have visited 90 branches to examine the books of account and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at Bank’s Head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available there.

Integrated Annual Report 2023-24	285

INDEPENDENT AUDITOR’S REPORT

16.	As required by Section 143(3) of the Act, we report that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)

In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books, except for the matters stated in paragraph 16(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended) (“the Rules”);

(c)	The Standalone Balance Sheet, the Standalone Profit and Loss Account and the Standalone Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)

In our opinion, the aforesaid Standalone Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI;

(e)

On the basis of the written representations received from the directors as on March 31, 2024 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164(2) of the Act;

(f)

With respect to the maintenance of accounts and other matters connected therewith, reference is made to our remarks in paragraph 16(b) above on reporting under Section 143(3)(b) and paragraph 16(h)(vi) below on reporting under Rule 11(g) of the Rules;

(g)

With respect to the adequacy of the internal financial controls with reference to Standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate report in “Annexure A” and;

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

i.

The Bank has disclosed the impact of pending litigations on its financial position in its Standalone financial statements - Refer Schedule 12(I) and (II), Schedule 17(C)(18) and Schedule 18 note 18.5 and 30(b) to the Standalone Financial Statements;

ii.

The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts - Refer Schedule 17(C)(9) and 17(C)(18), Schedule 18 Note 18.5 and 30(b) to the Standalone Financial Statements;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank, during the year ended March 31, 2024;

iv.	(a)

The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 34, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

286	HDFC Bank Limited

(b)

The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 34, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Bank shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries and;

(c)

Based on such audit procedures that we considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

v.	The dividend declared and paid during the year by the Bank is in compliance with Section 123 of the Act;

vi.

Based on our examination, which included test checks, the Bank has used various accounting software for maintaining its books of account which have a feature of recording audit trail (edit log) facility, which have operated throughout the year for all relevant transactions recorded in the software, except that the audit trail feature was not enabled throughout the year for certain masters in two accounting software and for databases (also, refer Schedule 18 note 35 to the Standalone financial statements of the Bank). Based on our procedures performed, we did not notice any instance of the audit trail feature being tampered with. In respect of the aforesaid masters and databases, in the absence of audit trail for the said period, the question of our commenting on whether the audit trail was tampered with, does not arise.

17.

In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

For M M Nissim & Co LLP	For Price Waterhouse LLP
Chartered Accountants	Chartered Accountants
Firm Registration Number:	Firm Registration Number:
107122W/W100672	301112E/E300264

Sanjay Khemani	Sharad Vasant
Partner	Partner
Membership Number: 044577	Membership Number: 101119
UDIN:24044577BKFGRY8193	UDIN: 24101119BKFOAN9903

Place: Mumbai	Place: Mumbai
Date: April 20, 2024	Date: April 20, 2024

Integrated Annual Report 2023-24	287

INDEPENDENT AUDITOR’S REPORT

Annexure A to Independent Auditor’s Report

Referred to in paragraph 16(g) of the Independent Auditor’s Report of even date to the members of HDFC Bank Limited on the Standalone Financial Statements for the year ended March 31, 2024

Report on the Internal Financial Controls with reference to Standalone Financial Statements under clause (i) of sub-section 3 of Section 143 of the Act

1.

We have audited the internal financial controls with reference to Standalone Financial Statements of HDFC Bank Limited (“the Bank”) as of March 31, 2024 in conjunction with our audit of the Standalone Financial Statements of the Bank for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

2.

The Bank’s management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (“the Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”).These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

3.

Our responsibility is to express an opinion on the Bank’s internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Act to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

4.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error.

5.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank’s internal financial controls system with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

6.

A Bank’s internal financial controls with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Standalone Financial Statements for external purposes in accordance with generally accepted accounting principles. A Bank’s internal financial controls with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Standalone Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of

288	HDFC Bank Limited

the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank’s assets that could have a material effect on the Standalone Financial Statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

7.

Because of the inherent limitations of internal financial controls with reference to Standalone Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial controls with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8.

In our opinion, the Bank has, in all material respects, an adequate internal financial controls system with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2024, based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note issued by ICAI.

For M M Nissim & Co LLP	For Price Waterhouse LLP
Chartered Accountants	Chartered Accountants
Firm Registration Number:	Firm Registration Number:
107122W/W100672	301112E/E300264

Sanjay Khemani	Sharad Vasant
Partner	Partner
Membership Number: 044577	Membership Number: 101119
UDIN:24044577BKFGRY8193	UDIN: 24101119BKFOAN9903

Place: Mumbai	Place: Mumbai
Date: April 20, 2024	Date: April 20, 2024

Integrated Annual Report 2023-24	289

STANDALONE BALANCE SHEET

As at March 31, 2024

(₹ in '000)

	Schedule	As at March 31, 2024	As at March 31, 2023
CAPITAL AND LIABILITIES			
Capital	1	7,596,911	5,579,743
Employees stock options outstanding	18 (4)	26,527,161	10,670,189
Reserves and surplus	2	4,368,333,979	2,785,740,145
Deposits	3	23,797,862,764	18,833,946,463
Borrowings	4	6,621,530,751	2,067,655,655
Other liabilities and provisions	5	1,354,379,303	957,222,477
Total		**36,176,230,869**	**24,660,814,672**
ASSETS			
Cash and balances with Reserve Bank of India	6	1,786,832,228	1,171,607,706
Balances with banks and money at call and short notice	7	404,641,953	766,043,125
Investments	8	7,024,149,587	5,170,014,280
Advances	9	24,848,615,188	16,005,859,000
Fixed assets	10	113,989,878	80,165,410
Other assets	11	1,998,002,035	1,467,125,151
Total		**36,176,230,869**	**24,660,814,672**
Contingent liabilities	12	22,967,583,363	17,481,303,179
Bills for collection		653,328,740	714,395,377
Significant accounting policies and notes to the standalone financial statements The schedules referred to above form an integral part of the Standalone Balance Sheet.	17 & 18		

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 20, 2024

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Deputy Managing Director

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

290 HDFC Bank Limited

STANDALONE PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2024

(₹ in '000)

	Schedule	Year ended March 31, 2024	Year ended March 31, 2023
I INCOME			
Interest earned	13	2,583,405,755	1,615,855,367
Other income	14	492,409,994	312,148,251
Total		**3,075,815,749**	**1,928,003,618**
II EXPENDITURE			
Interest expended	15	1,498,081,008	747,433,173
Operating expenses	16	633,860,240	476,520,844
Provisions and contingencies	18 (18.5)	335,751,716	262,962,587
Total		**2,467,692,964**	**1,486,916,604**
III PROFIT			
Net profit for the year		608,122,785	441,087,014
Balance in the Profit and Loss account brought forward		1,129,599,963	931,856,743
Additions on Amalgamation (net)	18 (1)	35,701,097	-
Total		**1,773,423,845**	**1,372,943,757**
IV APPROPRIATIONS			
Transfer to Statutory Reserve		152,030,697	110,271,754
Transfer to General Reserve		60,812,279	44,108,702
Transfer to Special Reserve		30,000,000	5,000,000
Transfer to Capital Reserve		41,664,119	46,127
Transfer to / (from) Investment Reserve Account (net)		5,294,222	(2,947,976)
Transfer to / (from) Investment Fluctuation Reserve		3,780,000	820,000
Dividend pertaining to previous year paid during the year		84,044,222	86,045,187
Balance carried over to Balance Sheet		1,395,798,306	1,129,599,963
Total		**1,773,423,845**	**1,372,943,757**
V EARNINGS PER EQUITY SHARE (Face value ₹ 1 per share)	18 (29)	₹	₹
Basic		85.83	79.25
Diluted		85.44	78.89
Significant accounting policies and notes to the Standalone Financial Statements The schedules referred to above form an integral part of the Standalone Profit and Loss Account.	17 & 18		

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 20, 2024

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Deputy Managing Director

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Integrated Annual Report **2023-24** 291

STANDALONE CASH FLOW STATEMENT

For the year ended March 31, 2024

(₹ in '000)

	Year ended March 31, 2024	Year ended March 31, 2023
Cash flows from operating activities:		
Profit before income tax	708,953,051	584,853,016
Adjustments for:		
Depreciation on fixed assets	28,100,988	22,424,793
(Profit) / loss on revaluation of investments	(9,434,922)	5,458,202
Amortisation of premium on held to maturity investments	8,449,479	8,511,961
Profit on sale of fixed assets	(738,174)	(82,875)
Profit on sale of investment in subsidiary	(73,414,237)	-
Provision / charge for non performing assets	107,748,189	117,873,839
Floating provisions	109,000,000	-
Provision for standard assets and contingencies	18,173,261	1,322,746
Dividend from subsidiaries	(13,323,911)	(8,109,753)
Employee Stock Options / Units expense	15,474,040	7,488,973
	898,987,764	**739,740,902**
Adjustments for:		
Increase in investments	(548,336,186)	(633,308,892)
Increase in advances	(2,894,442,171)	(2,435,526,411)
Increase in deposits	3,391,324,138	3,241,772,063
Increase in other assets	(292,254,127)	(594,093,460)
(Decrease) / Increase in other liabilities and provisions	(6,692,396)	109,307,200
	548,587,022	**427,891,402**
Direct taxes paid (net of refunds)	(198,437,376)	(154,757,324)
Net cash flows from operating activities	**350,149,646**	**273,134,078**
Cash flows from investing activities:		
Purchase of fixed assets	(38,348,940)	(32,804,687)
Proceeds from sale of fixed assets	960,042	406,121
Proceeds from sale of investment in subsidiary (net)	95,006,717	-
Dividend from subsidiaries	13,323,911	8,109,753
Net cash flow from / (used in) investing activities	**70,941,730**	**(24,288,813)**
Cash flows from financing activities:		
Proceeds from exercise of convertible equity warrants	31,928,121	-
Proceeds from issue of share capital other than warrants	52,497,323	34,158,331

292 HDFC Bank Limited

STANDALONE CASH FLOW STATEMENT

For the year ended March 31, 2024

(₹ in '000)

	Year ended March 31, 2024	Year ended March 31, 2023
Proceeds from issue of Tier 1 and Tier 2 capital instruments	-	230,000,000
Redemption of Tier 1 and Tier 2 capital instruments	-	(114,770,000)
(Decrease) / Increase in other borrowings	(222,750,573)	97,876,082
Dividend paid during the year	(84,044,222)	(86,045,187)
Net cash flow (used in) / from financing activities	**(222,369,351)**	**161,219,226**
Effect of fluctuation in foreign currency translation reserve	1,012,629	4,317,096
Net increase in cash and cash equivalents	**199,734,654**	**414,381,587**
Cash and cash equivalents at the beginning of the year	**1,937,650,831**	**1,523,269,244**
Cash and cash equivalents acquired on amalgamation	**54,088,696**	**-**
Cash and cash equivalents at the end of the year	**2,191,474,181**	**1,937,650,831**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 20, 2024

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Deputy Managing Director

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Integrated Annual Report **2023-24** 293

SCHEDULES TO THE STANDALONE BALANCE SHEET
For the year ended March 31, 2024

SCHEDULE 1 - CAPITAL

(₹ in '000)

	Schedule	As at March 31, 2024	As at March 31, 2023
Authorised capital			
11,90,61,00,000 (31 March, 2023: 6,50,00,00,000) Equity Shares of ₹ 1/- each		11,906,100	6,500,000
Issued, subscribed and paid-up capital			
7,59,69,10,662 (31 March, 2023: 5,57,97,42,786) Equity Shares of ₹ 1/- each		7,596,911	5,579,743
Total		**7,596,911**	**5,579,743**

SCHEDULE 2 - RESERVES AND SURPLUS

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	**Statutory Reserve**			
	Opening balance		626,280,835	516,009,081
	Additions on amalgamation	18 (1)	80,557,280	-
	Additions during the year	18 (5)	152,030,697	110,271,754
	Total		**858,868,812**	**626,280,835**
II	**General Reserve**			
	Opening balance		248,677,940	204,569,238
	Additions on amalgamation	18 (1)	229,023,281	-
	Additions during the year	18 (5)	60,825,698	44,108,702
	Total		**538,526,919**	**248,677,940**
III	**Share Premium**			
	Opening balance		665,394,291	631,191,682
	Additions on amalgamation	18 (1)	517,288,313	-
	Additions during the year		87,850,318	34,202,609
	Total		**1,270,532,922**	**665,394,291**
IV	**Special Reserve**			
	Opening balance		5,000,000	-
	Additions on amalgamation	18 (1)	227,681,815	-
	Additions during the year	18 (5)	30,000,000	5,000,000
	Total		**262,681,815**	**5,000,000**
V	**Amalgamation Reserve - I**			
	Opening balance		10,635,564	10,635,564
	Additions / (deductions) during the year		-	-
	Total	18 (5)	**10,635,564**	**10,635,564**

294 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
VI	**Amalgamation Reserve - II**			
	Opening balance		-	-
	Additions / (deductions) on amalgamation	18 (1)	(139,470,590)	-
	Total	18 (5)	**(139,470,590)**	**-**
VII	**Capital Reserve**			
	Opening balance		56,275,415	56,229,288
	Additions on amalgamation	18 (1)	414	-
	Additions during the year	18 (5)	41,665,955	46,127
	Total		**97,941,784**	**56,275,415**
VIII	**Investment Reserve Account**			
	Opening balance		-	2,947,976
	Additions during the year	18 (5)	5,294,222	1,077,231
	Deductions during the year		-	(4,025,207)
	Total		**5,294,222**	**-**
IX	**Investment Fluctuation Reserve**			
	Opening balance		37,010,000	36,190,000
	Additions on amalgamation	18 (1)	9,530,000	-
	Additions during the year	18 (5)	3,780,000	820,000
	Total		**50,320,000**	**37,010,000**
X	**Foreign Currency Translation Reserve**			
	Opening balance		7,788,451	3,471,355
	Additions during the year		1,012,629	4,317,096
	Total	18 (5)	**8,801,080**	**7,788,451**
XI	**Cash Flow Hedge Reserve**			
	Opening balance		(922,314)	(976,777)
	Additions on amalgamation	18 (1)	9,370,530	-
	Additions / (deductions) during the year		(45,071)	54,463
	Total	18 (5)	**8,403,145**	**(922,314)**
XII	**Balance in Profit and Loss Account**		**1,395,798,306**	**1,129,599,963**
	Total		**4,368,333,979**	**2,785,740,145**

Integrated Annual Report **2023-24** 295

SCHEDULES TO THE STANDALONE BALANCE SHEET
As at March 31, 2024

SCHEDULE 3 - DEPOSITS

(₹ in '000)

			Schedule	As at March 31, 2024	As at March 31, 2023
A	I	**Demand deposits**			
		(i) From banks		37,047,391	30,978,596
		(ii) From others		3,063,109,564	2,703,982,886
	Total			**3,100,156,955**	**2,734,961,482**
	II	**Savings bank deposits**		**5,987,472,923**	**5,624,927,280**
	III	**Term deposits**			
		(i) From banks		177,670,784	240,911,098
		(ii) From others		14,532,562,102	10,233,146,603
	Total			**14,710,232,886**	**10,474,057,701**
	Total			**23,797,862,764**	**18,833,946,463**
B	I	**Deposits of branches in India**		23,575,937,441	18,661,516,437
	II	**Deposits of branches outside India**		221,925,323	172,430,026
	Total			**23,797,862,764**	**18,833,946,463**

SCHEDULE 4 - BORROWINGS

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	**Borrowings in India**			
	(i) Reserve Bank of India		45,560,000	90,200,000
	(ii) Other banks		1,158,049,831	4,396,822
	(iii) Other institutions and agencies		1,387,550,400	914,824,500
	(iv) Tier 1 and Tier 2 capital instruments		250,536,249	250,000,000
	(v) Other bonds and debentures		2,710,439,699	236,750,000
	Total		**5,552,136,179**	**1,496,171,322**
II	**Borrowings outside India**		**1,069,394,572**	**571,484,333**
	Total		**6,621,530,751**	**2,067,655,655**

Secured borrowings included in I and II above: Nil (previous year: Nil) except borrowings of ₹ 5,654.13 crore (previous year: ₹ 9,020.00 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

296 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	Bills payable		141,013,564	117,907,577
II	Interest accrued		222,810,099	102,677,907
III	Contingent provisions against standard assets		106,637,109	69,886,560
IV	Others (including provisions)		883,918,531	666,750,433
	Total		**1,354,379,303**	**957,222,477**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	Cash in hand (including foreign currency notes)		130,246,313	132,428,370
II	Balances with Reserve Bank of India:			
	(a) In current accounts		1,318,925,915	943,919,336
	(b) In other accounts		337,660,000	95,260,000
	Total		**1,656,585,915**	**1,039,179,336**
	Total		**1,786,832,228**	**1,171,607,706**

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	**In India**			
	(i) Balances with banks:			
	(a) In current accounts		2,448,844	7,521,052
	(b) In other deposit accounts		3,020,199	9,277,570
	Total		**5,469,043**	**16,798,622**
	(ii) Money at call and short notice:			
	(a) With banks		2,000,000	-
	(b) With other institutions		-	455,275,401
	Total		**2,000,000**	**455,275,401**
	Total		**7,469,043**	**472,074,023**
II	**Outside India**			
	(i) In current accounts		103,044,784	135,527,627
	(ii) In other deposit accounts		118,589,699	38,902,627
	(iii) Money at call and short notice		175,538,427	119,538,848
	Total		**397,172,910**	**293,969,102**
	Total		**404,641,953**	**766,043,125**

Integrated Annual Report **2023-24** 297

SCHEDULES TO THE STANDALONE BALANCE SHEET
As at March 31, 2024

SCHEDULE 8 - INVESTMENTS

(₹ in '000)

			Schedule	As at March 31, 2024	As at March 31, 2023
I	Investments in India in:				
	(i)	Government securities		6,448,063,974	4,373,698,175
	(ii)	Other approved securities		-	-
	(iii)	Shares		19,729,997	4,954,258
	(iv)	Debentures and bonds		200,747,321	582,809,906
	(v)	Subsidiaries / joint ventures		126,342,133	38,264,875
	(vi)	Others (Units of Mutual funds / AIFs / REITs, CDs, CPs, PTCs and security receipts)		210,241,598	155,277,108
	Total			**7,005,125,023**	**5,155,004,322**
II	Investments outside India in:				
	(i)	Government securities (including local authorities)		2,480,394	797,242
	(ii)	Subsidiaries / joint ventures abroad		54,061	-
	(iii)	Other investments			
		(a) Shares		215,336	26,426
		(b) Debentures and bonds		16,274,773	14,186,290
	Total			**19,024,564**	**15,009,958**
	Total			**7,024,149,587**	**5,170,014,280**

SCHEDULE 9 - ADVANCES

(₹ in '000)

			Schedule	As at March 31, 2024	As at March 31, 2023
A	(i)	Bills purchased and discounted		240,329,232	207,200,377
	(ii)	Cash credits, overdrafts and loans repayable on demand		6,272,383,851	5,571,329,186
	(iii)	Term loans		18,335,902,105	10,227,329,437
	Total			**24,848,615,188**	**16,005,859,000**
B	(i)	Secured by tangible assets*		19,143,339,472	10,754,504,079
	(ii)	Covered by bank / government guarantees		415,985,170	454,536,329
	(iii)	Unsecured		5,289,290,546	4,796,818,592
	Total			**24,848,615,188**	**16,005,859,000**
	** Including advances against book debts*				
C	I	Advances in India:			
		(i) Priority sector		7,755,713,447	5,324,689,476
		(ii) Public sector		1,405,546,990	1,359,077,400
		(iii) Banks		25,671,224	64,038,765
		(iv) Others		15,275,192,176	8,840,564,067
	Total			**24,462,123,837**	**15,588,369,708**

298 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

(₹ in '000)

				Schedule	As at March 31, 2024	As at March 31, 2023
C	II	Advances outside India:				
		(i)	Due from banks		27,561,578	22,962,853
		(ii)	Due from others:			
			(a) Bills purchased and discounted		7,148,584	6,040,889
			(b) Syndicated loans		11,804,945	19,882,368
			(c) Others		339,976,244	368,603,182
	Total				**386,491,351**	**417,489,292**
	Total				**24,848,615,188**	**16,005,859,000**

SCHEDULE 10 - FIXED ASSETS

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	**Premises** *(including land)*			
	Gross block			
	At cost on 31st March of the preceding year		24,353,113	21,820,786
	Additions on amalgamation	18 (1)	17,158,133	-
	Additions during the year		3,914,363	2,799,840
	Deductions during the year		(245,880)	(267,513)
	Total		**45,179,729**	**24,353,113**
	Depreciation			
	As at 31st March of the preceding year		8,155,263	7,511,937
	Additions on amalgamation	18 (1)	5,053,311	-
	Charge for the year		886,959	850,084
	On deductions during the year		(198,345)	(206,758)
	Total		**13,897,188**	**8,155,263**
	Net block		**31,282,541**	**16,197,850**
II	**Other fixed assets** *(including furniture and fixtures)*			
	Gross block			
	At cost on 31st March of the preceding year		179,030,451	146,059,692
	Additions on amalgamation	18 (1)	5,868,936	-
	Additions during the year		43,904,034	39,285,273
	Deductions during the year		(4,798,123)	(6,314,514)
	Total		**224,005,298**	**179,030,451**

Integrated Annual Report **2023-24** 299

SCHEDULES TO THE STANDALONE BALANCE SHEET
As at March 31, 2024

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
	Depreciation			
	As at 31st March of the preceding year		115,062,891	99,531,806
	Additions on amalgamation	18 (1)	3,547,773	-
	Charge for the year		27,216,269	21,583,108
	On deductions during the year		(4,528,972)	(6,052,023)
	Total		**141,297,961**	**115,062,891**
	Net block		**82,707,337**	**63,967,560**
III	**Assets on lease** *(plant and machinery)*			
	Gross block			
	At cost on 31st March of the preceding year		4,546,923	4,546,923
	Additions during the year		-	-
	Deductions during the year		(4,546,923)	-
	Total		**-**	**4,546,923**
	Depreciation			
	As at 31st March of the preceding year		4,104,467	4,104,467
	Charge for the year		-	-
	On deductions during the year		(4,104,467)	-
	Total		**-**	**4,104,467**
	Lease adjustment account			
	As at 31st March of the preceding year		442,456	442,456
	Charge for the year		-	-
	On deductions during the year		(442,456)	-
	Total		**-**	**442,456**
	Unamortised cost of assets on lease		-	-
	Total		**113,989,878**	**80,165,410**

SCHEDULE 11 - OTHER ASSETS

(₹ in '000)

		Schedule	As at March 31, 2024	As at March 31, 2023
I	Interest accrued		221,272,886	186,091,208
II	Advance tax / tax deducted at source (net of provisions)		170,135,924	51,569,656
III	Stationery and stamps		641,440	427,902
IV	Non banking assets acquired in satisfaction of claims		11,405,574	464,532
V	Security deposit for commercial and residential property		8,002,888	6,461,751
VI	Others	18 (21)	1,586,543,323	1,222,110,102
	Total		**1,998,002,035**	**1,467,125,151**

300 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements SCHEDULE 12—CONTINGENT LIABILITIES (` in ‘000) As at As at Schedule March 31, 2024 March 31, 2023 I Claims against the bank not acknowledged as debts —taxation 40,608,619 13,064,965 II Claims against the bank not acknowledged as debts—others 1,509,529 1,411,952 III Liability for partly paid investments— — IV Liability on account of outstanding forward exchange contracts 12,125,527,858 9,052,221,414 V Liability on account of outstanding derivative contracts 8,700,000,919 6,727,143,987 VI Guarantees given on behalf of constituents —in India 1,260,307,896 1,009,875,470 —outside India 2,874,204 2,643,350 VII Acceptances, endorsements and other obligations 710,083,810 614,555,453 VIII Other items for which the Bank is contingently liable 126,670,528 60,386,588 Total 22,967,583,363 17,481,303,179 Integrated Annual Report 2023-24 301

SCHEDULES TO THE STANDALONE PROFIT AND LOSS ACCOUNT For the year ended March 31, 2024SCHEDULE 1 3INTEREST EARNED (` in ‘000) Year ended Year ended Schedule March 31, 2024March 31, 2023I Interest discount on advances bills 2,072,200,1371,270,958,563II Income on investments 443,642,848313,111,583III Interest on balance with RBI and other inter-bank funds 20,404,7359,967,869IV Others 47,158,03521,817,352Total 2,583,405,7551,615,855,367SCHEDULE 14OTHER INCOME (` in ‘000) Year ended Year ended Schedule March 31, 2024March 31, 2023I Commission, exchange and brokerage 281,606,512238,440,461 II Profit (loss) on sale of investments (net) 105,826,427(5,853,298) III Profit (loss) on revaluation of investments (net) 9,434,922(5,458,202) IV Profit (loss) on sale of building and other assets (net) 1,983,223936,105V Profit (loss) on exchange derivative transactions (net) 40,011,26540,818,516VI Income earned by way of dividends from subsidiaries associates and /or joint 13,323,911 8,109,753ventures abroad in India VII Miscellaneous income 40,223,73435,154,916Total 492,409,994312,148,251 SCHEDULE 15INTEREST EXPENDED (` in ‘000) Year ended Year ended Schedule March 31, 2024March 31, 2023I Interest on deposits 994,329,551 615,178,622II Interest on RBI inter-bank borrowings 502,603,949131,371,625III Other interest 1,147,508882,926Total 1,498,081,008747,433,173SCHEDULE 16OPERATING EXPENSES (` in ‘000) Year ended Year ended Schedule March 31, 2024March 31, 2023I Payments to and provisions for employees 222,402,099155,123,63 3II Rent, taxes and lighting 26,790,09320,952,892III Printing and stationery 9,405,13 37,045,362IV Advertisement and publicity 3,456,411 2,359,697V Depreciation on bank’s property 28,100,98822,424,793VI Directors’ fees remuneration, allowances and expenses 78,01473,068 302 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements (` in ‘000) Year ended Year ended Schedule March 31, 2024March 31, 2023VII Auditors’ fees and expenses 177,92778,184VIII Law charges 3,571,8293,118,459IX Postage, telegram, telephone etc. 8,678,881 6,581,683X Repairs and maintenance 31,626,821 21,177,787XI Insurance 28,135,71922,478,649XII Other expenditure* 271,436,325215,106,637Total 633,860,240476,520,844*Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees. 303 Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2024

Schedule 17 - Significant accounting policies appended to and forming part of the standalone financial statements for the year ended March 31, 2024

A.	BACKGROUND

HDFC BANK Limited (‘HDFC Bank’ or the ‘Bank’), incorporated in Mumbai, India is a publicly held banking company engaged in providing a range of banking and financial services including retail banking, wholesale banking and treasury operations. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. During the year, scheme for amalgamation of (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”) with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into the Bank became effective from July 01, 2023, upon receipt of all requisite approvals and accordingly the financial statements include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings from July 01, 2023 onwards. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai and Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India. The financial accounting systems of the Bank are centralised and, therefore, accounting returns are not required to be submitted by branches of the Bank.

B	BASIS OF PREPARATION

The standalone financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the Reserve Bank of India (‘RBI’) from time to time (RBI guidelines), Accounting Standards (‘AS’) specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

Use of estimates

The preparation of financial statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in the accounting estimates is recognised prospectively from the period of change.

C	SIGNIFICANT ACCOUNTING POLICIES

1.	Investments

Classification:

In accordance with the RBI guidelines, investments are classified on the date of purchase into “Held for Trading” (‘HFT’), “Available for Sale” (‘AFS’) and “Held to Maturity” (‘HTM’) categories (hereinafter called “categories”). Subsequent shifting amongst the categories is done in accordance with the RBI guidelines. Under each of these categories, investments are further classified under six groups (hereinafter called “groups”) - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments that are held for resale within 90 days from the date of purchase are classified under HFT category. Investments which the Bank intends to hold till maturity are classified under HTM category. Investments in the equity of subsidiaries / joint ventures are classified under HTM category. Investments which are not classified in either of the above categories are classified under AFS category.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Profit and Loss Account and are not included in the cost of acquisition.

Disposal of investments:

Profit / Loss on sale of investments under the aforesaid three categories is recognised in the Profit and Loss Account. Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is appropriated from the Profit and

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Loss Account to “Capital Reserve”, in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT category and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked to market and the resultant loss, if any, is charged to the Profit and Loss Account while gain, if any, is ignored. Profit / Loss on short sale is recognised on settlement date.

Valuation:

•

Investments classified under AFS and HFT categories are marked to market individually and depreciation / appreciation is aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups, is charged to the Profit and Loss Account. The net appreciation, if any, in any of the six groups is not recognised except to the extent of depreciation provided earlier. The book value of individual securities is not changed on such revaluation of investments.

•

Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

•

Unquoted Government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the Government of India are valued as per the prices published by FBIL. The valuation of other unquoted fixed income securities (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e. applicable FIMMDA published credit spread over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

•	Unquoted equity shares are valued at the breakup value, ascertained from the company’s latest balance sheet. The date as on which the latest balance sheet is drawn up shall not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares shall be valued at ₹1 per company.

•	Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund.

•	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

•

Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

•

Investments in unquoted units of Alternative Investment Fund (AIF) are categorised, at the discretion of the Bank, under HTM category for an initial period of three years and valued at cost during this period. Such investments are transferred to the AFS category after the said period of three years. Investments in AFS category are valued at NAV provided by the AIF based on its financial statements. At least once in a year, units are valued based on the latest audited financials (not older than 18 months) of the AIF, if available, or at ₹1 per AIF as per the RBI guidelines. Provision on investments in the units of AIFs is made in accordance with the RBI guidelines.

•

Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spread as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

•

Investments classified under HTM category are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the remaining maturity period of the security on a constant yield-to-maturity basis. Such amortisation of premium is adjusted against interest income from investments. Any diminution, other than temporary, in the value of investments in HTM category is provided for.

Integrated Annual Report 2023-24	305

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2024

•

Non-performing investments are identified and provision are made thereon based on the RBI guidelines. The provision on such non-performing investments is not set off against the appreciation in respect of other performing investments. Interest on non-performing investments is not recognised until received.

2.	Repurchase and reverse repurchase transactions

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and lending (lending above 14 days tenor reported as advances) respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3.	Advances

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

Provisioning:

The Bank classifies its loans and investments, including at overseas branches and overdues from crystallised derivative contracts, into performing and non-performing in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the RBI guidelines. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Specific loan loss provision in respect of non-performing advances is made based on management’s assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank’s policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on specified borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs, but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank’s policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. (‘ECGC’) guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank’s total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the

306	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements resolution frameworks for COVID-19related stress and cost unless it is more than the face value, in which case its Board approved policy, the Bank has implemented the premium is amortised based on effective interest resolution plans for eligible borrowers. The asset rate method. classification and necessary provision thereon is made in accordance with the said RBI guidelines. The restructured The Bank transfers advances through inter-bank loans are upgraded into standard category as per the participation with and without risk. In the case of extant RBI guidelines. Further, in respect of restructuring participation with risk, the aggregate amount of the of loans pertaining to projects under implementation, the participation issued by the Bank is reduced from asset classification and necessary provision thereon is advances. In case where the Bank is assuming risk by made in accordance with the said RBI guidelines. participation, the aggregate amount of the participation is classified under advances. In the case of issue of 4. Securitisation and transfer of assets participation certic fi ate without risk, the aggregate amount of participation issued by the Bank is classified under Assets transferred through securitisation and direct borrowings and where the Bank is acquiring participation assignment of cash flows are de-recognised in the certificate, the aggregate amount of participation acquired Balance Sheet when they are sold (true sale criteria is shown as due from banks under advances. being fully met with) and consideration is received. Sales transfers that do not meet true sale criteria are 5. Fixed assets and depreciation accounted for as borrowings. For a securitisation or direct assignment transaction, the Bank recognises profit upon Fixed assets are stated at cost less accumulated receipt of the funds and loss is recognised at the time depreciation as adjusted for impairment, if any. Cost of sale. includes cost of purchase and all expenditure like site preparation, installation costs and professional fees On sale of stressed assets, if the sale is at a price below incurred on the asset before it is ready to use. Subsequent the net book value (i.e., funded outstanding less specific expenditure incurred on assets put to use is capitalised provisions held), the shortfall is charged to the Profit and only when it increases the future benefit functioning Loss Account and if the sale is for a value higher than capability from of such assets. the net book value, the excess provision is credited to the Profit and Loss Account in the year when the sum Depreciation is charged over the estimated useful life of cash received by way of initial consideration and of the fixed asset on a straight-line basis except for or redemption or transfer of security receipts issued by freehold land. The management believes that the useful Securitisation Company (‘SC’) Reconstruction Company life of assets assessed by the Bank, pursuant to Part C (‘RC’) exceeds the net book value of the loan at the time of Schedule II to the Companies Act, 2013, taking into of transfer. account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its In respect of stressed assets sold under an asset estimate of useful lives of the fixed assets. The estimated securitisation, where the investment by the bank in SRs useful lives of key fixed assets are given below: issued against the assets transferred by it is more than 10Estimated useful life as percent of such SRs, provisions held against outstanding Asset assessed by the Bank SRs are higher of the provisions required in terms of net Owned Premises 60years asset value declared by the SC RC and provisions Automated Teller Machines (ATMs) 10years as per the extant norms applicable to the underlying Electrical equipments and 6to 8years loans, notionally treating the book value of these SRs as installations the corresponding stressed loans assuming the loans Office equipments 3to 6years remained in the books of the Bank. Computers 3years Modems, routers, switches, 3to 6years servers, network and related IT The Bank invests in PTCs issued by Special Purpose equipments Vehicles (SPVs). These are accounted at acquisition cost Motor cars 4years and are classified as investments. The Bank also buys Safe deposit lockers 21 years loans through the direct assignment route which are Furniture and fittings 10to 16years classified as advances. PTCs are carried at acquisition 307 Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2024

•	Lease hold land is depreciated over the period of lease.

•	Improvements to lease hold premises are amortised over the remaining period of lease.

•	Software and system development expenditure is amortised over a period upto 5 years.

•	Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years.

•	For assets purchased and sold during the year, depreciation is provided on pro-rata basis.

•	Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.

•	Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve.

•	Assets (other than PoS terminals) costing less than ₹5,000 individually, are fully depreciated in the year of purchase.

6.	Non-Banking Assets

Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net realizable value.

7.	Impairment of assets

The Bank assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

8.	Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) at the monthly average closing rates.

Outstanding foreign currency monetary items of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS - 11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI as at the Balance Sheet date.

9.	Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e. greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs, and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives

308	HDFC Bank Limited

are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS 11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under ‘Cash flow hedge reserve’ and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Bank makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

10.	Revenue recognition

Interest income is recognised in the Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

Income from units of mutual funds / AIF is recognised on cash basis.

Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

11.	Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme (‘the Scheme’) provides for the grant of options to acquire equity shares of the Bank to its employees and whole time directors. The Employee Stock Incentive Master Scheme -2022 (ESIS-2022) provides for the grant of Restricted Stock Units (units) to acquire equity shares of the Bank to its employees and whole-time directors. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Bank followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant.

Integrated Annual Report 2023-24	309

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2024

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021 is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

The Bank has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous years of service and is in the form of lump sum amount, without an upper limit, equivalent to 15 days’ basic salary payable for each completed year of service to all eligible employees, except in respect of employees of eHDFC Limited, where the vesting is equivalent to one month’s basic salary for each completed year of service till the effective date of amalgamation, on resignation, retirement or death while in employment or on termination of employment. The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees. The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Profit and Loss Account.

Superannuation:

The Bank has a Superannuation Plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee’s eligible annual basic salary (15% for the whole time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Provident fund:

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee’s basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee’s basic salary up to a maximum salary level of ` 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% employer’s share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.

Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees’ salaries. The Bank’s obligations are limited to these

310	HDFC Bank Limited

contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension Scheme (NPS):

In respect of employees who opt for contribution to the NPS, the Bank contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution and recognises such contributions as an expense in the year incurred.

12.	Debit and credit cards reward points

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

13.	Bullion

The Bank imports bullion including precious metal bars on a consignment basis. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as ‘‘Other Income’’.

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

14.	Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

15.	Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised as expense in the Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases.

16.	Earnings per share

The Bank reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the period except where the results are anti-dilutive.

17.	Income tax

Income tax expense comprises current tax provision (i.e. the amount of tax for the period determined in accordance with the Income Tax Act, 1961, the rules framed there under and considering the material principles set out in Income Computation and Disclosure Standards) and the

Integrated Annual Report 2023-24	311

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2024

net change in the deferred tax asset or liability during the year. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date.

Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the Bank has a legal right to off-set and when the Bank intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

18.	Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, “Provisions, Contingent Liabilities and Contingent Assets”, the Bank recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

•

a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Bank; or

•

a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

19.	Cash and cash equivalents

Cash and cash equivalents include cash, gold in hand, rupee digital currency with RBI, balances with RBI, balances with other banks and money at call and short notice.

20.	Share issue expenses

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

21.	Corporate social responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

312	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements SCHEDULE 18Schedules forming part of the standalone financial statements for the year ended March 31, 2024Amounts in notes forming part of the standalone financial statements for the year ended March 31, 2024are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise. 1. Amalgamation of HDFC Limited The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230to 232of the Companies Act, 201 3and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230to 232of the Companies Act, 201 3and rules thereunder, vide its order dated March 17, 2023sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28with Registrar of Companies on July 01, 2023and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The Profit and Loss Account for the year ended March 31, 2024include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023to March 31, 2024and the Balance Sheet as at March 31, 2024includes the balances transferred from eHDFC Limited and hence are not comparable with the previous year. The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in Accounting Standard-14“Accounting for amalgamation” (“AS-14”). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ` 311.04crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited of ` 370.29crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ` 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ` 13,947.06crore in the Amalgamation Reserve as a result of these adjustments. The Bank has sought approval from the RBI to set-off the debit balance in Amalgamation Reserve by appropriating profit for the financial year ended March 31, 2024. Summarized values of assets and liabilities taken over as at July 01, 2023in accordance with the terms of the Scheme is as detailed below: Particulars (` crore) Assets taken over Balances with banks and money at call and short notice 5,408.87Investments 146,773.54Advances 605,664.86Fixed assets 1,442.60Other assets 14,338.34Total Assets (A) 773,628.21 Liabilities, reserves and surplus taken over Equity share warrants 265.64Employees stock options outstanding 123.81 Reserves and surplus 111,005.85 313Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024Particulars (` crore) Deposits 157,259.22Borrowings 477,539.07Other liabilities and provisions 27,064.3 3Total Liabilities, reserves and surplus (B) 773,257.92Net Assets C = (A-B) 370.29Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ` 1,190.61 crore (11,90,61,00,000shares of ` 1/- each) on account of transfer to and amalgamation combination of authorised capital of eHDFC Limited with the authorised share capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42equity shares of face value of ` 1/- each of the Bank for every 25equity shares of face value of ` 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ` 559.18crore consisting of 5,59,17,98,806equity shares of ` 1/- each to ` 753.76crore consisting of 7,53,75,69,464equity shares of ` 1/- each, post cancellation of 1,16,46,25,834equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. In relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances glidepath to commence from the effective date of the amalgamation. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances glidepath and provided clarifications to the Bank by subsequent communications, the effect of which has been incorporated in the standalone financial statements for the year ended March 31, 2024. The Bank continues to engage with the RBI in this regard. As part of the Scheme, certain leased out immovable properties of eHDFC Limited were transferred to the Bank on amalgamation. The Bank has initiated necessary steps to foreclose these leases. 2. Proposed dividend The Board of Directors at its meeting held on April 20, 2024proposed a dividend of ` 19.50per equity share (previous year: ` 19.00per equity share) aggregating to `14,813.98crore subject to the approval of shareholders at the ensuing Annual General Meeting. During the year ended March 31, 2024, the dividend paid by the Bank in respect of the previous year ended March 31, 2023was ` 8,404.42crore. No dividend was paid in respect of equity shares that were cancelled upon the Scheme becoming effective. In terms of the AS-4“Contingencies and events occurring after the balance sheet date”, the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. However, effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio. 3. Capital adequacy The Bank’s capital to risk-weighted assets ratio (‘Capital Adequacy Ratio’) is calculated in accordance with the RBI guidelines on Basel III capital regulations (‘Basel III’). The minimum capital ratio requirement under Basel III as at March 31, 2024and March 31, 2023is as follows: Minimum ratio of capital to risk-weighted assets (RWAs) % of RWAs Common Equity Tier 1 (CET 1) 8.2Tier 1 capital 9.7Total capital 11.7 314HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The above minimum ratios include Capital Conservation Buffer (CCB) and additional capital applicable to the Bank being Domestic-Systemically Important Bank (D-SIB).

The Bank's capital adequacy ratio computed under Basel III is given below:

(₹crore)

Particulars	As at March 31, 2024	2023
CET 1 capital	402,231.82	260,220.90
Additional Tier 1 capital	12,049.50	11,603.01
Tier 1 capital	414,281.32	271,823.91
Tier 2 capital	49,721.50	33,740.94
Total capital	**464,002.82**	305,564.85
Total risk weighted assets	**2,468,028.06**	**1,586,634.96**
Capital adequacy ratios under Basel III		
CET 1	16.30%	16.40%
Tier 1	16.79%	17.13%
Tier 2	2.01%	2.13%
Total	**18.80%**	**19.26%**
Leverage Ratio	10.40%	10.04%
Percentage of the shareholding of Government of India	Nil	Nil
Amount of paid-up equity capital raised during the year (Refer Schedule 18(1))	2,017,167,876	34,201,810
Amount of non-equity Tier 1 capital raised during the year, of which:	**Nil**	**3,000.00**
Basel III compliant Perpetual Debt instrument	Nil	3,000.00
Amount of Tier 2 capital raised during the year, of which:	**Nil**	**20,000.00**
Basel III compliant Cumulative Subordinated bonds	Nil	20,000.00

As on March 31, 2024, the Bank's subordinated and perpetual debt capital instruments amounted to ₹ 22,000.00 crore (previous year: ₹ 22,000.00 crore) and ₹ 12,079.50 crore (previous year: ₹ 11,956.00 crore) respectively.

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 and Net Stable Funding Ratio (NSFR) disclosures under the Basel III Framework. These disclosures are available on the Bank's website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. These disclosures have not been subjected to audit by the statutory auditors of the Bank.

Capital infusion

In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. Further, share premium increased by ₹ 51,728.83 crore on amalgamation of eHDFC Limited.

During the year ended March 31, 2024, the Bank has allotted 4,66,21,586 equity shares (previous year: 3,42,01,810 equity shares) aggregating to face value of ₹ 4.66 crore (previous year: ₹ 3.42 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 4.66 crore (previous year: ₹ 3.42 crore) and the share premium increased by ₹ 5,245.07 crore (previous year: ₹ 3,420.26 crore).

Integrated Annual Report **2023-24** 315

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

During the year, the Bank allotted 2,47,75,632 equity shares pursuant to exercise of convertible share warrants issued by eHDFC Limited. Accordingly, the share capital and share premium of the Bank has increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively, including money received by eHDFC Limited at the time of allotment of share warrants.

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance	557.97	554.55
Addition pursuant to stock options / units / warrants exercised	7.14	3.42
Addition pursuant to amalgamation (net of cancellation) (Refer Schedule 18(1))	194.58	-
Closing balance	759.69	557.97

4. Employees Stock Options Outstanding

During the year ended March 31, 2024, the stock based compensation is determined under fair value based method, cost recognised to profit and loss account and credited to Employees Stock Options Outstanding is ₹ 1,547.40 crore (previous year: ₹ 748.90 crore). Further, the Bank has recognised ₹ 123.81 crore (previous year: Nil) as Employees Stock Options Outstanding on account of fair valuation of share-linked instruments on amalgamation of eHDFC Limited with and into the Bank.

During the year ended March 31, 2024, on exercise of share-linked instruments, an amount of ₹ 84.18 crore (previous year: ₹ 7.85 crore) is transferred from Employees Stock Options Outstanding to share premium and on lapses of share-linked instruments, an amount of ₹ 1.34 crore (previous year: Nil) is transferred from Employees Stock Options Outstanding to General reserve.

Accounting for employee share based payments

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013 and Plan "G" in July 2016. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the units are issued at the face value of the equity share of ₹ 1/- each. The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of expiry of vesting period.

316 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units.

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024 and March 31, 2023:

Particulars	Number of options March 31, 2024	Weighted average exercise price (₹) March 31, 2024	Number of options March 31, 2023	Weighted average exercise price (₹) March 31, 2023
Options outstanding at the beginning of the year	15,16,82,461	1,264.86	15,81,06,016	1,175.65
Addition on amalgamation (Refer Schedule 18(1))	4,85,59,681	1,124.77	-	-
Granted during the year	2,43,84,690	1,611.84	3,04,80,145	1,425.69
Exercised during the year	4,63,04,966	1,133.72	3,42,01,810	998.73
Forfeited / Lapsed during the year	26,62,442	1,096.34	27,01,890	1,227.62
Options outstanding at the end of the year	17,56,59,424	1,307.93	15,16,82,461	1,264.86
Options exercisable	9,88,29,856	1,201.65	6,51,24,916	1,162.96

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2024 and March 31, 2023:

Particulars	Number of units March 31, 2024	Weighted average exercise price (₹) March 31, 2024	Number of units March 31, 2023	Weighted average exercise price (₹) March 31, 2023
Units outstanding at the beginning of the year	28,91,000	1.00	-	-
Granted during the year	93,54,224	1.00	28,91,000	1.00
Exercised during the year	3,16,620	1.00	-	-
Forfeited / Lapsed during the year	2,06,800	1.00	-	-
Units outstanding at the end of the year	1,17,21,804	1.00	28,91,000	1.00
Units exercisable	3,76,070	1.00	-	-

- The following table summarizes the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	50,75,360	1,636.90	5.92	1,636.90
Plan F	1,55,51,708	716.60 to 1,636.90	4.84	1,458.30
Plan G	11,54,13,810	882.85 to 1,673.10	2.66	1,333.78
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	6,13,926	934.44 to 1,242.15	1.84	1,070.72
e-HDFC 2020	3,89,06,784	1,076.64 to 1,535.27	3.51	1,134.61

Integrated Annual Report **2023-24** 317

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024The following table summarises the information about units outstanding as at March 31, 2024: Weighted Number of Range of Weighted average life of Plan shares arising exe r ci se average exercise units out of units price (`) price (`) (in years) ESIS-20221,17,21,8041.002.651.00The following table summarises the information about stock options outstanding as at March 31, 2023: Number of shares Weighted average Range of exercise Weighted average Plan arising out of life of options price (`) exercise price (`) options (in years) Plan F 74,49,626716.600.83716.60Plan G 14,42,32,835882.85to 1,673.102.871,293.18The following table summarises the information about Units outstanding as at March 31, 2023: Weighted Weighted Number of shares Range of exercise Plan average life of average arising out of units price (`) units (in years) exercise price (`) ESIS-202228,91,0001.003.021.00The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024and March 31, 2023are given below: Particulars March 31, 2024March 31, 2023Dividend yield 0.65% to 0.91% 0.22% to 0.97% Expected volatility 22.01% to 29.45% 24.63% to 34.21% Risk-free interest rate 7.17% to 7.54% 5.58% to 7.59% Expected life of the options 1 to 8Years 1 to 8Years The assumptions considered in the model for valuing the units granted during the year ended March 31, 2024and March 31,2023are given below: Particulars March 31, 2024March 31, 2023Dividend yield 0.59% to 1.85% 0.63% to 1.08% Expected volatility 17.68% to 27.50% 24.08% to 30.20% Risk-free interest rate 7.18% to 7.50% 7.02% to 7.53% Expected life of the units 1 to 5Years 1 to 5Years 5. Reserves and Surplus Statutory Reserve During the year ended March 31, 2024, the Bank has made an appropriation of ` 15,203.07crore (previous year: ` 11,027.18crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17of the Banking Regulation Act, 1949read with RBI guidelines. 318HDFC Bank Limited

General Reserve

During the year ended March 31, 2024, the Bank has made an appropriation of ₹6,081.23 crore (previous year: ₹4,410.87 crore) out of profits for the year to the General Reserve. Further, the Bank has transferred ₹1.34 crore (previous year: Nil) from Employee Stock Options Outstanding to General reserve on lapses of share-linked instruments.

Special Reserve

During the year ended March 31,2024, the Bank has made an appropriation of ₹ 3,000.00 crore (previous year: ₹ 500.00 crore) to the Special Reserve as per Section 36(1)(viii) of the Income -tax Act, 1961.

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the scheme has been adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Capital Reserve

During the year ended March 31, 2024, the Bank appropriated ₹ 4,166.42 crore (previous year: ₹ 4.61 crore), being the profit on sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve. Further, the Bank has transferred money received by eHDFC Limited in respect of warrants that remained unexercised amounting to ₹ 0.18 crore to Capital Reserve.

Investment Reserve Account

During the year ended March 31, 2024, the Bank has appropriated ₹ 529.42 crore (net) from the Profit and Loss Account to the Investment Reserve Account as per the RBI guidelines. In the previous year, the Bank had transferred ₹ 294.80 crore (net) from the Investment Reserve Account to the Profit and Loss Account as per the RBI guidelines.

Investment Fluctuation Reserve

During the year ended March 31, 2024, the Bank has appropriated ₹ 378.00 crore (previous year: ₹ 82.00 crore) to Investment Fluctuation Reserve (IFR). As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their HFT and AFS investment portfolios. The balance in the IFR as at March 31, 2024 is 3.48% (previous year: 2.24%) of the Bank’s HFT and AFS investment portfolios.

Foreign Currency Translation Reserve

As at March 31, 2024, the Bank has recognised ₹ 880.11 crore (previous year: ₹ 778.85 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Cash Flow Hedge Reserve

As at March 31, 2024, the Bank has recognised ₹ 840.31 crore (previous year: ₹ (92.23) crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

Draw down from Reserves

The Bank has not undertaken any drawdown from reserves during the years ended March 31, 2024 and March 31, 2023.

Integrated Annual Report 2023-24	319

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

6. Maturity pattern of certain items of assets and liabilities

Assets and liabilities are classified in the maturity buckets as per the guidelines issued by the RBI.

(₹ crore)

As at March 31, 2024	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	19,197.51	28,391.57	10,400.64	32,401.95	56,013.49	58,227.97	102,982.13	208,848.55	1,012,579.88	304,743.44	651,074.39	2,484,861.52
Investments*	206,302.25	16,485.17	7,502.85	18,350.29	17,134.25	16,622.47	28,784.60	49,486.69	177,797.25	17,042.04	146,907.10	702,414.96
Deposits*	38,628.02	92,701.82	44,387.29	62,239.18	87,416.56	82,685.74	141,448.99	291,656.00	888,512.25	25,043.54	625,066.89	2,379,786.28
Borrowings*	0.00	7,963.85	2,852.80	16,063.74	19,316.40	11,186.87	22,102.63	49,186.51	273,598.57	77,326.80	182,554.91	662,153.08
Foreign currency assets	12,607.14	23,456.05	2,350.78	17,135.71	10,038.36	5,253.79	10,764.09	8,381.55	9,931.38	1,719.26	340.54	101,978.65
Foreign currency liabilities	2,022.01	8,410.41	3,581.87	11,727.76	9,235.83	6,187.63	16,392.49	25,461.30	81,464.72	13,751.47	6,121.87	184,357.36

*The amounts represented include Foreign Currency Balances.

Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI. Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

(₹ crore)

As at March 31, 2023	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	12,844.60	13,476.73	11,778.20	23,839.60	41,381.23	54,641.54	83,347.05	139,465.60	809,684.22	190,440.80	219,686.33	1,600,585.90
Investments*	131,535.04	17,957.44	8,054.00	19,653.22	11,537.26	16,158.65	28,274.85	41,123.61	144,921.54	7,052.96	90,732.86	517,001.43
Deposits*	29,908.08	75,025.08	41,030.46	39,163.66	51,367.10	45,630.01	114,698.70	170,773.44	802,428.32	15,143.18	498,226.62	1,883,394.65
Borrowings*	351.94	10,508.22	2,026.12	18,036.26	8,125.22	6,860.92	29,767.16	20,446.27	58,987.46	20,656.00	31,000.00	206,765.57
Foreign currency assets	13,990.73	19,128.29	8,005.96	13,718.36	7,137.95	6,135.77	11,019.40	4,099.23	7,965.76	1,871.45	629.07	93,701.97
Foreign currency liabilities	1,873.98	6,589.29	3,649.48	12,199.66	5,837.89	5,236.36	12,830.60	17,830.12	32,950.32	8,920.83	4,525.32	112,443.85

*The amounts represented include Foreign Currency Balances.

Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI. Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

320 HDFC Bank Limited

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7. Liquidity coverage ratio

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2024 is given below:

(₹ crore)

	Particulars	Quarter ended March 31, 2024		Quarter ended December 31, 2023		Quarter ended September 30, 2023		Quarter ended June 30, 2023	
		Total Unweighted Value (average) *	Total Weighted Value (average) *	Total Unweighted Value (average) *	Total Weighted Value (average) *	Total Unweighted Value (average) *	Total Weighted Value (average) *	Total Unweighted Value (average) *	Total Weighted Value (average) *
	High Quality Liquid Assets								
1	Total High Quality Liquid Assets (HQLA)		558,424.94		541,719.24		575,640.30		499,351.68
	Cash Outflows								
2	Retail deposits and deposits from small business customers, of which:	**1,389,203.92**	**118,703.67**	**1,348,821.05**	**114,782.06**	**1,298,493.38**	**110,606.05**	**1,166,141.18**	**98,075.14**
(i)	Stable deposits	404,334.39	20,216.72	402,000.92	20,100.05	384,865.68	19,243.28	370,779.51	18,538.97
(ii)	Less stable deposits	984,869.53	98,486.95	946,820.13	94,682.01	913,627.70	91,362.77	795,361.67	79,536.17
3	Unsecured wholesale funding, of which:	**560,983.51**	**355,303.23**	**561,771.40**	**359,317.05**	**541,609.55**	**347,725.90**	**464,748.70**	**283,465.87**
(i)	Operational deposits (all counterparties)	-	-	-	-	-	-	-	-
(ii)	Non-operational deposits (all counterparties)	543,681.17	338,000.89	542,284.12	339,829.78	522,112.94	328,229.29	456,595.78	275,312.95
(iii)	Unsecured debt	17,302.34	17,302.34	19,487.27	19,487.27	19,496.61	19,496.61	8,152.92	8,152.92
4	Secured wholesale funding		2,277.94		2,971.97		5,101.94		6,062.10
5	Additional requirements, of which:	**236,107.76**	**140,465.49**	**266,213.81**	**146,490.41**	**251,335.01**	**125,020.27**	**162,336.10**	**111,953.16**
(i)	Outflows related to derivative exposures and other collateral requirement	129,736.77	129,736.77	134,555.64	134,555.64	111,298.99	111,298.99	103,422.79	103,422.79
(ii)	Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii)	Credit and liquidity facilities	106,370.99	10,728.72	131,658.17	11,934.77	140,036.02	13,721.28	58,913.31	8,530.37
6	Other contractual funding obligation	33,471.03	33,471.03	35,686.06	35,686.06	45,409.88	45,409.88	33,089.66	33,089.66
7	Other contingent funding obligations	1,034,507.09	47,611.76	977,735.54	44,891.81	849,851.16	39,267.86	808,158.17	37,549.89
8	**Total Cash Outflows**		**697,833.12**		**704,139.36**		**673,131.89**		**570,195.82**
	Cash Inflows								
9	Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10	Inflows from fully performing exposures	118,860.92	66,988.99	110,959.10	60,938.55	101,047.03	54,850.27	102,728.53	56,125.65
11	Other cash inflows	147,654.01	144,129.42	152,187.17	148,653.92	146,308.02	139,050.96	121,139.75	115,532.96
12	**Total Cash Inflows**	**266,514.93**	**211,118.41**	**263,146.27**	**209,592.47**	**247,355.05**	**193,901.23**	**223,868.28**	**171,658.61**
			Total Adjusted Value		**Total Adjusted Value**		**Total Adjusted Value**		**Total Adjusted Value**
13	**TOTAL HQLA**		**558,424.94**		**541,719.24**		**575,640.30**		**499,351.68**
14	**Total Net Cash Outflows**		**486,714.71**		**494,546.89**		**479,230.66**		**398,537.21**
15	**Liquidity Coverage Ratio(%)**		**114.73%**		**109.54%**		**120.12%**		**125.30%**

* The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Integrated Annual Report **2023-24** 321

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024322HDFC Bank Limited Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2023is given below: (` crore) Quarter ended Quarter ended Quarter ended Quarter ended March 31, 2023December 31, 2022September 30, 2022June 30, 2022Total Total Total Total Total Total Total Total Particulars Unweighted Weighted Unweighted Weighted Unweighted Weighted Unweighted Weighted Value Value Value Value Value Value Value Value (average) * (average) * (average) * (average) * (average) * (average) * (average) * (average) * High Quality Liquid Assets 1 Total High Quality Liquid Assets (HQLA)442,566.92406,743.38426,131.42387,259.88Cash Outflows 2Retail deposits and deposits from small business 1,099,558.51 92,330.461,066,165.61 89,380.801,033,702.4586,659.65994,210.9383,471.50customers, of which: (i) Stable deposits 352,507.8417,625.39344,715.2917,235.76334,211.8516,710.59318,991.6915,949.58(ii) Less stable deposits 747,050.6774,705.07721,450.3272,145.04699,490.6069,949.06675,219.2467,521.92 3Unsecured wholesale funding, of which: 441,407.62253,406.01 432,518.53238,700.24430,220.32238,000.09425,882.92237,259.68(i) Operational deposits (all counterparties) 28,292.856,950.0546,463.4311,409.0246,649.8911,452.5749,870.5612,261.81 (ii) Non-operational deposits (all counterparties) 401,797.58235,138.77369,266.01 210,502.1 3368,850.74211,827.83360,961.08209,946.59(iii) Unsecured debt 11,317.1911,317.1916,789.0916,789.0914,719.6914,719.6915,051.2815,051.284Secured wholesale funding 4,120.062,870.302,859.145,506.735Additional requirements, of which: 193,052.40110,792.54189,489.23108,608.82191,913.27111,663.05194,884.1 3115,987.81 (i) Outflows related to derivative exposures and 95,929.6395,929.6394,160.2294,160.2298,224.81 98,224.81 102,867.83102,867.83other collateral requirement (ii) Outflows related to loss of funding on debt- products (iii) Credit and liquidity facilities 97,122.7714,862.91 95,329.01 14,448.6093,688.4613,438.2492,016.3013,119.986Other contractual funding obligation 35,678.6235,678.6232,853.4332,853.4332,240.2532,240.2529,433.3529,433.357Other contingent funding obligations 812,026.2337,855.22713,534.9533,002.1 3678,505.4631,370.83653,909.5830,282.978Total Cash Outflows 534,182.91 505,415.72502,793.01 501,942.04Cash Inflows 9Secured lending (e.g. reverse repo)- 10Inflows from fully performing exposures 75,647.1940,621.4662,244.3033,296.0059,675.8831,501.6056,893.5229,847.3611 Other cash inflows 115,459.41 108,221.73118,990.90112,062.72117,649.14110,814.05117,297.42111,629.6812Total Cash Inflows 191,106.60148,843.19181,235.20145,358.72177,325.02142,315.65174,190.94141,477.04Total Total Total Total Adjusted Adjusted Adjusted Adjusted Value Value Value Value 1 3TOTAL HQLA 442,566.92406,743.38426,131.42387,259.8814Total Net Cash Outflows 385,339.72360,057.00360,477.36360,465.0015Liquidity Coverage Ratio (%) 114.85% 112.97% 118.21% 107.43% * The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Qualitative disclosure on LCR The Liquidity Coverage Ratio (LCR) is one of the Basel Committee’s key reforms to develop a more resilient banking sector. The objective of the LCR is to promote the short-term resilience of the liquidity risk profile of banks. It does this by ensuring that banks have an adequate stock of unencumbered high-quality liquid assets (HQLA) that can be converted easily and immediately into cash to meet their liquidity needs for a 30calendar day liquidity stress scenario. The LCR is expected to improve the banking sector’s ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spillover from the financial sector to the real economy. The Liquidity Risk Management of the Bank is governed by the Asset Liability Management (ALM) Policy approved by the Board. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance limits set by the Board. The Bank has also set up a senior level management committee, viz., the Group Risk Management Committee (GRMC) under the ICAAP framework of the Bank, to establish a formal and dedicated structure to periodically assess the nature quantum of material risks of the subsidiaries and adequacy of its risk management processes, including providing oversight for managing liquidity risk. Liquidity for the Bank’s domestic banking operations is directly managed at the Head Office. The overseas branches and offshore unit of the Bank independently manage their liquidity requirements with support from the Head Office. Similarly, the Bank’s subsidiaries independently manage their liquidity requirements under guidance of the GRMC, which, along with senior management of the subsidiaries, reviews the risk assessment of material risks at the subsidiaries. Further, the Bank maintains suitable systems and processes to monitor liquidity requirements in other currencies as appropriate. In order to determine cash outflows, the Bank segregates its deposits into various customer segments, viz., Retail (which include deposits from individuals), Small Business Customers (those with deposits upto ` 7.5crore), and Wholesale (which would cover all residual deposits). Other contractual funding, including a portion of other liabilities which are expected to run down in a 30day time frame are included in the cash outflows. These classifications, based on extant regulatory guidelines, are part of the Bank’s LCR framework, and are also submitted to the RBI. The LCR is calculated by dividing a Bank’s stock of HQLA by its total net cash outflows over a 30day stress period. The present minimum requirement, as on March 31, 2024is 100%. In the Indian context, the run-off factors for the stressed scenarios are prescribed by the RBI, for various categories of liabilities (viz., deposits, unsecured and secured wholesale borrowings), undrawn commitments, derivative-related exposures, and offset with inflows emanating from assets maturing within the same time period. Given below is a table of run-off factors and the average LCR maintained by the Bank quarter-wise over the past two years: Particulars Run-off factors Retail Deposits 5% 10% Small Business Customers 5% 10% Operational deposits 5% 25% Non-financial corporates, sovereigns, central banks, multilateral development banks, and PSEs 40% Other legal entities 100% 323 Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

Quarter ended	LCR Maintained (Average)	LCR Required
March 31, 2024	114.73%	100.00%
December 31, 2023	109.54%	100.00%
September 30, 2023	120.12%	100.00%
June 30, 2023	125.30%	100.00%
March 31, 2023	114.85%	100.00%
December 31, 2022	112.97%	100.00%
September 30, 2022	118.21%	100.00%
June 30, 2022	107.43%	100.00%

The average LCR for the quarter ended March 31, 2024 was at 114.73% as against 114.85% for the quarter ended March 31, 2023, and above the present prescribed minimum requirement of 100%. The average HQLA for the quarter ended March 31, 2024 was ₹ 558,424.94 crore, as against ₹ 442,566.92 crore for the quarter ended March 31, 2023. During the same period the composition of government securities and treasury bills in the HQLA was at 95.74% as compared to 89.95% in the previous year.

For the quarter ended March 31, 2024, derivative exposures (net of cash inflows) / collateral requirements and undrawn commitments constituted just about 0.59% and 1.54% respectively of average cash outflow as against 0.67% and 2.78% respectively for quarter ended March 31, 2023. The Bank has a significant portion of funding through deposits. As of March 31, 2024 the top 20 depositors comprised of 3.33% of total deposits indicating a healthy and stable deposit profile.

324 HDFC Bank Limited

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8. Investments

Composition of investments as at March 31, 2024

(₹ crore)

	Investments in India							Investments outside India				Total Investments
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and / or joint ventures	Others	Total Investments in India	Government Securities (including local authorities)	Subsidiaries and / or joint ventures	Others	Total Investments outside India	
Held to Maturity												
Gross	541,803.48	-	-	3,179.39	12,634.21	836.06	558,453.14	-	5.41	-	5.41	558,458.55
Less: Provision for non-performing investments (NPI)	-	-	-	-	-	-	-	-	-	-	-	-
Net	541,803.48	-	-	3,179.39	12,634.21	836.06	558,453.14	-	5.41	-	5.41	558,458.55
Available for Sale												
Gross	95,729.94	-	2,070.77	13,782.68	-	15,524.66	127,108.05	248.04	-	1,656.19	1,904.23	129,012.28
Less: Provision for depreciation and NPI	-	-	97.93	121.08	-	-	219.01	-	-	7.18	7.18	226.19
Net	95,729.94	-	1,972.84	13,661.60	-	15,524.66	126,889.04	248.04	-	1,649.01	1,897.05	128,786.09
Held for Trading												
Gross	7,272.98	-	0.16	3,233.74	-	4,999.75	15,506.63	-	-	-	-	15,506.63
Less: Provision for depreciation and NPI	-	-	-	-	-	336.31	336.31	-	-	-	-	336.31
Net	7,272.98	-	0.16	3,233.74	-	4,663.44	15,170.32	-	-	-	-	15,170.32
Total Investments	644,806.40	-	2,070.93	20,195.81	12,634.21	21,360.47	701,067.82	248.04	5.41	1,656.19	1,909.64	702,977.46
Less: Provision for non-performing investments for HTM category	-	-	-	-	-	-	-	-	-	-	-	-
Less: Provision for depreciation and NPI for AFS and HFT categories	-	-	97.93	121.08	-	336.31	555.32	-	-	7.18	7.18	562.50
Net	**644,806.40**	**-**	**1,973.00**	**20,074.73**	**12,634.21**	**21,024.16**	**700,512.50**	**248.04**	**5.41**	**1,649.01**	**1,902.46**	**702,414.96**

Integrated Annual Report **2023-24** 325

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024326HDFC Bank Limited Composition of investments as at March 31, 2023(` crore) Investments in India Investments outside India Total Investments Government Other Shares Debentures Subsidiaries Others Total Government Subsidiaries Others Total Securities Approved and Bonds and or joint Investments Securities and or joint Investments Securities ventures in India (including ventures outside India local authorities) Held to Maturity Gross 343,301.946,160.873,826.4916.60353,305.90353,305.90Less: Provision for—non-performing investments (NPI) Net 343,301.946,160.873,826.4916.60353,305.90353,305.90Available for Sale Gross 84,204.92515.1750,532.5715,687.1 3150,939.7981.791,520.101,601.89152,541.68171.25Less: Provision 20.49923.61 176.021,291.372.0798.83100.901,392.27for depreciation and NPI Net 84,033.67494.6849,608.9615,511.11 149,648.4279.721,421.271,500.99151,149.41 Held for Trading Gross 10,034.21 0.752,511.1612,546.1212,546.12Less: Provision—for depreciation and NPI Net 10,034.21 0.752,511.1612,546.1212,546.12Total 437,541.07515.9259,204.603,826.4915,703.73516,791.81 81.791,520.101,601.89518,393.70Investments Less: Provision—for non- performing investments for HTM category Less: Provision 171.2520.49923.61 176.021,291.372.0798.83100.901,392.27for depreciation and NPI for AFS and HFT categories Net 437,369.82495.4358,280.993,826.4915,527.71 515,500.4479.721,421.271,500.99517,001.43Other investment outside India as at March 31, 2024includes shares of ` 21.53crore (previous year: ` 2.64crore) and bonds and debentures of ` 1,627.48crore (previous year: ` 1,418.63crore).

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- **Movement in provisions held towards depreciation on investments & Investment Fluctuation Reserve:**

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
i) Movement in provisions held towards depreciation on investments		
a) Opening balance	1,392.27	410.63
b) Add: Addition on amalgamation (Refer Schedule 18(1))	103.37	
c) Add: Provision made during the year (including provision on non-performing investments)	364.66	1,213.64
d) Less: Write-off, write back of excess provision during the year	1,297.81	232.00
e) Closing balance	562.49	1,392.27
ii) Movement of Investment Fluctuation Reserve		
a) Opening balance	3,701.00	3,619.00
b) Add: Addition on amalgamation (Refer Schedule 18(1))	953.00	
c) Add: Amount transferred during the year	378.00	82.00
d) Less: Drawdown	-	-
e) Closing balance	5,032.00	3,701.00
iii) Closing balance in IFR as a percentage of closing balance of investments in AFS and HFT category	3.48%	2.24%

Movement in provisions held towards depreciation on investments has been reckoned on a yearly basis.

- **Sale and transfers to / from HTM category**

✓ During the year ended March 31, 2024, there has been no sale from, and transfer to / from, HTM category in excess of 5% of the book value of investments held in the HTM category at the beginning of the year.

✓ In accordance with the RBI guidelines, sale from, and transfer to / from, HTM category exclude:

a. The one-time transfer of securities to / from HTM category with the approval of Board of Directors undertaken by banks at the beginning of the accounting year;

b. Direct sales from HTM for bringing down SLR holdings in HTM category consequent to a downward revision in SLR requirements by RBI;

c. Sales to the Reserve Bank of India under liquidity management operations of RBI such as the Open Market Operations (OMO) and the Government Securities Acquisition Programme (GSAP);

d. Repurchase of Government Securities by Government of India from banks under buyback / switch operations;

e. Repurchase of State Development Loans by respective state governments under buyback / switch operations; and

f. Additional shifting of securities explicitly permitted by the Reserve Bank of India.

Integrated Annual Report **2023-24** 327

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

- **Non-SLR investment portfolio**
  - ✓ Non-performing non-SLR investments:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance	6.65	35.03
Addition on amalgamation (Refer Schedule 18(1))	99.76	-
Additions during the year	65.08	11.68
Reductions during the year	54.82	40.06
Closing balance	**116.67**	**6.65**
Total provisions held	**115.49**	**6.37**

  - ✓ Issuer-wise composition of non-SLR investments as at March 31, 2024:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	1,871.55	1,682.03	-	-	-
2	Financial institutions	2,145.00	861.71	-	-	-
3	Banks	5,272.25	4,036.97	359.04	-	-
4	Private corporate	14,634.12	12,040.96	-	100.91	2,035.82
5	Subsidiaries / Joint Ventures(3)	12,639.62	12,445.52	-	-	-
6	Others	21,608.51	16,092.11	-	-	-
7	Provision held towards depreciation	(562.49)				
	Total	**57,608.56**	**47,159.30**	**359.04**	**100.91**	**2,035.82**

Amounts reported under these columns are not mutually exclusive.

(1) Represents overseas investment of ₹ 359.04 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Private Corporates.

328 HDFC Bank Limited

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✓ Issuer-wise composition of non-SLR investments as at March 31, 2023:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	9,227.03	7,123.27	-	-	-
2	Financial institutions	7,535.99	2,365.00	-	-	-
3	Banks	2,756.89	1,625.00	375.66	-	-
4	Private corporate	41,720.71	29,330.57	-	32.34	2,833.20
5	Subsidiaries / Joint ventures(3)	3,826.49	3,826.49	-	-	-
6	Others	15,785.52	15,703.73	-	-	-
7	Provision held towards depreciation	(1,221.02)				
	Total	**79,631.61**	**59,974.06**	**375.66**	**32.34**	**2,833.20**

Amounts reported under these columns are not mutually exclusive.

(1) Includes overseas investment of ₹ 328.03 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Private Corporates.

✓ Investment in HDFC Securities Limited

The Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited ('HSL') on April 15, 2024, subscribed through a rights issue for a consideration of ₹ 953.23 crore. Post the allotment, the Bank's shareholding in HSL has increased from 95.13% to 95.19%.

- **Repo transactions**

✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo (in face value terms) done during the year ended March 31, 2024:

(₹ crore)

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	Outstanding as at March 31, 2024
Securities sold under repo				
1. Government securities	-	121,168.11	22,036.86	5,567.14
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-
Securities purchased under reverse repo				
1. Government securities	-	49,785.56	6,426.30	-
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-

Integrated Annual Report **2023-24** 329

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo (in face value terms) done during the year ended March 31, 2023:

(₹ crore)

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	Outstanding as at March 31, 2024
Securities sold under repo				
1. Government securities	9,110.09	64,383.12	12,255.19	9,110.09
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-
Securities purchased under reverse repo				
1. Government securities	-	61,499.68	4,201.79	40,320.26
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-

✓ Details of Tri-party repo / reverse repo deals (in terms of funds borrowed or lent) done during the year ended March 31, 2024:

(₹ crore)

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	Outstanding as at March 31, 2024
Securities sold under tri-party repo				
1. Government securities	-	95,823.40	33,986.83	-
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-
Securities purchased under tri-party repo				
1. Government securities	-	22,587.55	431.30	-
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-

✓ Details of Tri-party repo / reverse repo deals (in terms of funds borrowed or lent) done during the year ended March 31, 2023:

(₹ crore)

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	Outstanding as at March 31, 2023
Securities sold under tri-party repo				
1. Government securities	-	85,018.85	29,224.00	-
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-
Securities purchased under tri-party repo				
1. Government securities	-	41,971.75	669.50	5,281.75
2. Corporate debt securities	-	-	-	-
3. Any other securities	-	-	-	-

330 HDFC Bank Limited

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✓ Details of Government Security Lending (GSL) transactions:

The Bank has not done any Government Security Lending transactions during the year ended March 31, 2024, based on Reserve Bank of India (Government Securities Lending) Directions, 2023 effective from December 27, 2023.

- **Securities kept as margin**

The details of securities that are kept as margin are as under:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31, 2024	2023
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management - Securities segment	9,100.00	9,100.00
	b) Collateral and funds management - Tri-party Repo	39,000.00	79,729.85
	c) Default fund - Forex Forward segment	247.10	247.10
	d) Default fund - Forex Settlement segment	51.05	51.05
	e) Default fund - Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f) Default fund - Securities segment	255.00	75.00
	g) Default fund - Tri-party repo segment	55.00	55.00
II.	Securities kept as margin with the RBI towards:		
	a) Real Time Gross Settlement (RTGS)	64,687.48	48,469.64
	b) Repo transactions	65,172.27	71,636.59
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	107.72
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	358.72	251.00
V.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	1,400.00	1,000.00

Integrated Annual Report **2023-24** 331

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 20249. Asset quality Classification of assets and provisions held as at March 31, 2024(` crore) Standard Non-Performing Total Total Non- Total Standard Substandard Doubtful Loss Performing Advances Assets Gross Standard Advances and NPAs ^ Opening Balance 1,596,217.767,827.168,745.351,446.5218,019.031,614,236.79Add: Addition on 12,281.15amalgamation (Refer Schedule 18(1)) Add: Additions during the 27,980.95** year Less: Reductions during the 27,107.81 year Closing balance 2,476,770.9611,508.4717,063.722,601.1 331,173.322,507,944.28Reductions in Gross NPAs due to: i) Upgradation* 11,893.91 ii) Recoveries (excluding 4,183.95recoveries from upgraded accounts) iii) Technical Prudential 9,343.08Write-offs iv) Write-offs other than those 1,686.87under (iii) above Provisions (excluding Floating Provisions) ^^ Opening balance of 6,988.663,842.878,361.21 1,446.5213,650.6020,639.26provisions held Add: Addition on 9,130.85amalgamation (Refer Schedule 18(1)) Add: Fresh provisions made 19,365.78during the year ** Less: Excess provision 19,065.65reversed Write-off loans Closing balance of provisions 10,663.71 5,001.8415,479.472,600.2723,081.5833,745.29held Net NPAs Opening Balance 3,984.29384.144,368.43Add: Addition on 3,150.30amalgamation (Refer Schedule 18(1)) Add: Fresh additions during 8,615.17the year Less: Reductions during the 8,042.16year Closing Balance 6,506.631,584.250.868,091.748,091.74 332HDFC Bank Limited

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^NPAs represents advances aggregating to ₹ 31,056.65 crore (previous year: ₹ 18,011.85 crore) and investments and foreign exchange and derivatives of ₹ 116.67 crore (previous year: ₹ 7.18 crore) that are classified as non-performing by the Bank.

^^ Closing balance in provisions represents provisions on advances aggregating to ₹ 22,966.09 crore (previous year: ₹ 13,643.70 crore) and provisions on investments and foreign exchange and derivatives of ₹ 115.49 crore (previous year: ₹ 6.90 crore).

** includes NPA of ₹ 214.44 crore and provision thereon ₹ 83.76 crore that has been debited to Balance in Profit and Loss Account as on the effective date of amalgamation, in respect of harmonisation on common borrower exposure.

* includes those accounts where all overdue have been paid.

- **Classification of assets and provisions held as at March 31, 2023**

(₹ crore)

	Standard	Non-Performing				
	Total Standard Advances	Substandard	Doubtful	Loss	Total Non-Performing Assets	Total
Gross Standard Advances and NPAs^						
Opening Balance	1,364,413.25	8,392.21	6,347.08	1,401.67	16,140.96	1,380,554.21
Add: Additions during the year					24,536.31	
Less: Reductions during the year					22,658.24	
Closing balance	1,596,217.76	7,827.16	8,745.35	1,446.52	18,019.03	1,614,236.79
Reductions in Gross NPAs due to:						
i) Upgradation*					8,781.61	
ii) Recoveries (excluding recoveries from upgraded accounts)					3,075.23	
iii) Technical/ Prudential Write-offs					8,962.87	
iv) Write-offs other than those under (iii) above					1,838.53	
Provisions (excluding Floating Provisions)^^						
Opening balance of provisions held	6,562.60	4,165.31	6,166.30	1,401.67	11,733.28	18,295.88
Add: Fresh provisions made during the year					18,579.00	
Less: Excess provision reversed / Write-off loans					16,661.68	
Closing balance of provisions held	6,988.66	3,842.87	8,361.21	1,446.52	13,650.60	20,639.26
Net NPAs						
Opening Balance		4,226.90	180.78	-	4,407.68	
Add: Fresh additions during the year					5,957.31	
Less: Reductions during the year					5,996.56	
Closing Balance		3,984.29	384.14	-	4,368.43	

^ NPAs represents advances aggregating to ₹18,011.85 crore (previous year: ₹ 16,100.97 crore) and investments and foreign exchange and derivatives of ₹ 7.18 crore (previous year: ₹ 39.99 crore) that are classified as non-performing by the Bank.

Integrated Annual Report **2023-24** 333

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

^^ Closing balance in provisions represents provisions on advances aggregating to ₹ 13,643.70 crore (previous year: ₹ 11,693.29 crore) and provisions on investments and foreign exchange and derivatives of ₹ 6.90 crore (previous year: ₹ 39.99 crore).

*includes those accounts where all overdue have been paid.

- **Technical or prudential write-offs**

As per RBI circular dated June 08, 2023, on "Framework for Compromise Settlements and Technical Write-offs". Technical Write-offs are cases where the non-performing assets remain outstanding at borrowers' loan account level but are written-off (fully or partially) by the Bank only for accounting purposes, without involving any waiver of claims against the borrower, and without prejudice to the recovery of the same. Movement in the stock of technically or prudentially written-off accounts is given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance of technical / prudential write-offs	32,768.64	28,314.79
Addition on amalgamation (Refer Schedule 18(1))*	4,988.87	-
Technical / Prudential write-offs during the year	9,343.08	8,962.87
Recoveries made from previously technically / prudentially written-off accounts during the year	(2,692.25)	(3,058.92)
Sacrifice made from previously technica l/ prudential written-off accounts during the year	(1,746.95)	(1,450.10)
Closing balance of technical / prudential write-offs	42,661.39	32,768.64

* Special purpose financial statement of eHDFC Limited as at the day beginning on July 01, 2023, had reported technical write-offs amounting to ₹ 4,645.03 crore. Subsequently, the Bank has identified additional technical write-offs amounting to ₹ 343.84 crore. Accordingly, addition on amalgamation reported above is after including those additional technical write-offs.

- **Floating provisions**

Floating provision of ₹ 12,351.28 crore (previous year: ₹ 1,451.28 crore) has been included under "Other Liabilities". Movement in floating provision is given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance	1,451.28	1,451.28
Provisions made / reinstated during the year	10,900.00	-
Draw down made during the year	-	-
Closing balance	12,351.28	1,451.28

Floating provisions shall be utilised as per the Board approved policy for contingencies under extraordinary circumstances and for making specific provision for impaired accounts in accordance with the RBI guidelines / directions.

Particulars	March 31, 2024	March 31, 2023
Gross non-performing assets to gross advances[1]	1.24%	1.12%
Gross non-performing advances to gross advances	1.24%	1.12%
Net non-performing assets[2] to net advances[3]	0.33%	0.27%
Provision coverage ratio[4]	74.04%	75.76%

1 Gross advances are net of bills rediscounted and interest in suspense for non-performing advances.

2 Net NPAs are non-performing assets net of specific provisions, claims received from Credit Guarantors, provisions for funded interest term loans classified as NPAs and provisions in lieu of diminution in the fair value of restructured assets classified as NPAs.

334 HDFC Bank Limited

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3 Net advances are equivalent to gross advances net of specific loan loss provisions, claims received from Credit Guarantors, provision for funded interest term loans classified as NPA and provisions in lieu of diminution in the fair value of restructured assets.

4 Provision coverage ratio does not include assets written-off.

- **Sector-wise Advances and Gross NPAs**

(₹ crore)

Sr. No.	Sector	As at March 31, 2024			As at March 31, 2023		
		Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector	Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector
A	**Priority sector**						
1	Agriculture and allied activities	180,358.48	5,312.08	2.95%	139,465.44	4,841.86	3.47%
2	Advances to industries eligible as priority sector lending	215,907.22	1,568.12	0.73%	180,254.97	916.08	0.51%
	- Power	736.94	1.85	0.25%	801.16	0.12	0.01%
3	Services	245,362.07	4,788.76	1.95%	174,491.93	1,485.13	0.85%
	- NBFC	11,837.99	-	0.00%	7,747.42	-	0.00%
	- Real Estate & Property Services	16,285.78	1,795.40	11.02%	9,385.05	41.69	0.44%
4	Personal loans	143,433.21	1,412.86	0.99%	44,270.30	1,009.54	2.28%
	- Home Loan	143,056.82	1,404.67	0.98%	33,913.80	271.27	0.80%
	Sub-total (A)	**785,060.98**	**13,081.82**	**1.67%**	**538,482.64**	**8,252.61**	**1.53%**
B	**Non Priority sector**						
1	Agriculture and allied activities	6,402.27	388.64	6.07%	6,467.12	403.79	6.24%
2	Industry	318,400.59	2,768.53	0.87%	282,400.45	2,328.83	0.82%
	- Power	65,220.92	551.71	0.85%	62,793.25	564.80	0.90%
3	Services	521,219.28	9,008.06	1.73%	364,040.11	3,469.37	0.95%
	- NBFC	146,538.31	231.50	0.16%	49,816.37	3.29	0.01%
	- Real Estate & Property Services	84,724.58	4,608.73	5.44%	29,735.48	11.16	0.04%
4	Personal loans	876,744.49	5,926.27	0.68%	422,839.29	3,564.43	0.84%
	- Home Loan	439,245.80	2,071.38	0.47%	70,988.01	295.54	0.42%
	- Vehicle / Auto Loans	102,783.94	1,261.43	1.23%	77,942.40	1,273.98	1.63%
	Sub-total (B)	**1,722,766.63**	**18,091.50**	**1.05%**	**1,075,746.97**	**9,766.42**	**0.91%**
	Total (A) + (B)	**2,507,827.61**	**31,173.32**	**1.24%**	**1,614,229.61**	**18,019.03**	**1.12%**

Integrated Annual Report **2023-24** 335

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024Overseas assets, NPAs and revenue (` crore) Particulars March 31, 2024March 31, 2023Total Assets 75,579.8363,136.81 Total NPAs 108.3726.81 4,638.762,305.01 Total Revenue Details of Resolution Plan (RP) implemented under Prudential Framework for Resolution of Stressed Assets dated June 07, 2019: Resolution Plan Amount implemented (` crore) during the year March 31, 2024March 31, 2023 336 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 337Integrated Annual Report 2023-24Details of accounts subjected to restructuring Agriculture and allied activities Corporates (excluding MSME) Micro, Small and Retail (excluding Total Medium agriculture and Enterprises (MSME) MSME) March 31, March 31, March 31, March 31, March 31, March 31, March 31, March 31, March 31, March 31, * 2024202320242023202420232024202320242023Standard Number of 61 281 1721 451947802borrowers Gross Amount 0.702,309.0918.7623.8217.8254.282,387.8936.58(` crore) Provision held—(` crore) Substandard Number of 201 296493869938borrowers Gross Amount 0.08134.082.3710.960.56147.490.56(` crore) Provision held—(` crore) Doubtful Number of 21 4216426199703739borrowers Gross Amount 194.574.4216.91 35.224.1815.74215.6655.720.34(` crore) Provision held—(` crore) Total Number of 81 31 22431655,1942375,54941 39borrowers Gross Amount 0.782,637.7423.1843.1053.0469.4216.302,751.0492.860.34(` crore) Provision held—(` crore) * Restructured accounts as on March 31, 2024, reported above, includes accounts pertaining to eHDFC Limited.

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

- **Divergence in the asset classification and provisioning**

  In terms of the RBI guidelines, banks are required to disclose the divergence in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever the additional provisioning assessed / additional gross NPAs identified by RBI exceeds the threshold specified by RBI. The threshold for provisioning is 5 per cent (Previous year: 10 per cent) of the reported profit before provisions and contingencies for the reference period and that for additional gross NPAs is 5 per cent (Previous year: 10 per cent) of the published incremental Gross NPAs for the reference period.

  Based on the above, there was no reportable divergence in asset classification and provisioning for NPAs for the years ended March 31, 2023 and March 31, 2022.

Transfer of Assets

- **Details of non-performing assets (NPAs) transferred during the financial year 2023-2024:**

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	-	-	-
Aggregate principal outstanding of loans transferred	-	-	-
Weighted average residual tenor of the loans transferred (in years)	-	-	-
Net book value of loans transferred (at the time of transfer)	-	-	-
Aggregate consideration	-	-	-
Additional consideration realised in respect of accounts transferred in earlier years	20.93	-	-

The Bank has reversed the excess provision of Nil to Profit and Loss account on sale of the aforesaid loans.

- **Details of non-performing assets (NPAs) transferred during the financial year 2022-2023:**

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	1	1	-
Aggregate principal outstanding of loans transferred	52.40	183.80	-
Weighted average residual tenor of the loans transferred (in years)	0.01	-	-
Net book value of loans transferred (at the time of transfer)	-	-	-
Aggregate consideration	41.00	44.22	-
Additional consideration realised in respect of accounts transferred in earlier years	1.84	-	-

The Bank has reversed the excess provision of ₹ 85.22 crore to Profit and Loss account on sale of the aforesaid loans.

338 HDFC Bank Limited

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- Pursuant to RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, Banks are required to disclose transfer of "loans not in default and Special Mention Accounts" respectively. The Bank has not transferred any loans not in default / Special Mention Accounts, during the year ended March 31,2024 (previous year: Nil).

- **Details of ratings of SRs outstanding as on March 31, 2024 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	133.55
RR1	India Ratings	100% -150%	86.25
RR1	CRISIL	100% - 150%	35.25
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR1	Informeric$	100% - 150%	704.70
RR3	India Ratings	50% - 75%	41.14
Unrated			25.69
		Total	1,027.58

$ On account of amalgamation of eHDFC Limited with the Bank.

- **Details of ratings of SRs outstanding as on March 31, 2023 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1	CRISIL	100% - 150%	73.44
RR1	India Ratings	100% - 150%	251.09
RR2	India Ratings	75% - 100%	120.89
RR4	India Ratings	25% - 50%	154.34
Unrated			0.22
		Total	599.98

Acquisition of Assets

- During the years ended March 31, 2024 and March 31, 2023, no non-performing financial assets were acquired by the Bank.

- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans acquired during the year ended March 31, 2024 and March 31, 2023 are given below:**

  - **Details of loans not in default acquired through assignment are given below:**

Particulars	Value March 31, 2024	Value March 31, 2023
Aggregate amount of loans acquired (₹ in crore)	11,660.14	37,005.96
Weighted average residual maturity (in years)	19.07	18.31
Weighted average holding period by originator (in years)	1.48	1.46
Retention of beneficial economic interest by the originator	10%	10%
Tangible security coverage	100%	99.94%

The loans acquired are not rated as these are to non-corporate borrowers.

Integrated Annual Report 2023-24 339

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024During the year ended March 31, 2024and March 31, 2023, the Bank has not acquired any Special Mention Account. During the years ended March 31, 2024and March 31, 2023, there were no standard assets securitised-out by the Bank. Provision pertaining to fraud accounts reported during the year: Particulars March 31, 2024March 31, 2023No. of frauds reported 11,639* 3,726* 751.15* 525.72* Amount involved in fraud (` crore) Amount involved in fraud net of recoveries write-offs as at the end of the year 141.51 361.86(` crore) 141.51 361.86Provisions held as at the end of the year (` crore) Amount of unamortised provision debited from “other reserves” as at the end of the year (` crore) Above table represents all frauds reported during the year. *Includes 9,034cases (Previous year: 1,417cases) of Customer liability amounting to ` 522.65crore (Previous year: ` 79.06crore) reported in the current year basis RBI Advisory. Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020(Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2024are given below: (` crore) Type of Borrower Exposure to accounts Of (A), aggregate Of (A) amount Of (A) amount Exposure to accounts classified as Standard debt that slipped written-off paid by the classified as consequent to into NPA during the during the borrowers Standard consequent # implementation of year ended March year during the to implementation resolution plan Position 31, 2024year* of resolution plan as at the end of the Position as at the end previous year i.e. March of this year i.e. March $ 31, 2023(A) 31, 2024^ Personal Loans 6,544.37770.56228.051,361.904,411.91 Corporate persons 622.766.851.80290.68325.23Of which, MSMEs 104.840.870.4046.8957.08Others 866.4094.0614.28325.02447.32Total 8,033.53871.47244.1 31,977.605,184.46$ Includes additions of ` 2,981.92crore as on July 01, 2023on account of amalgamation of eHDFC Limited with the Bank. # Represents debt that slipped into NPA and was subsequently written-off during the year ended March 31, 2024. * Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalization. ^Excludes other facilities to the borrowers aggregating to ` 498.87crore which have not been restructured. 340HDFC Bank Limited

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- **Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2023 are given below:**

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous year i.e. March 31, 2022 (A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2023	Of (A) amount written-off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this year i.e. March 31, 2023^
Personal Loans	9,781.56	4,033.36	2,572.93	2,166.06	3,582.14
Corporate persons	1,512.41	689.51	7.08	219.83	603.07
Of which, MSMEs	154.18	31.50	2.20	37.53	85.15
Others	2,096.07	692.64	75.70	537.03	866.40
Total	**13,390.04**	**5,415.51**	**2,655.71**	**2,922.92**	**5,051.61**

Represents debt that slipped into NPA and was subsequently written-off during the year ended March 31, 2023.

* Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalization.

^ Excludes other facilities to the borrowers aggregating to ₹ 971.62 crore which have not been restructured.

- **Details of accounts restructured under Micro, Small and Medium Enterprises (MSME) sector under RBI guidelines issued in January 2019:**

(₹ in crore except number of accounts)

March 31, 2024		March 31, 2023	
No. of accounts restructured	**Amount outstanding**	**No. of accounts restructured**	Amount outstanding
1,55,691	3,351.21	2,44,795	4,929.56

Number of accounts restructured reported in the disclosure above is reported at a borrower level.

10. Details of exposures to real estate and capital market sectors, risk category-wise country exposures, unsecured advances, details of factoring exposures, intra-group exposure, unhedged foreign currency exposure, details of single counterparty limit / limit for group of connected counterparties exceeded by the bank, inter-bank participation with risk sharing.

- **Details of exposure to real estate sector**

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

Category	March 31, 2024	March 31, 2023
a) Direct exposure	**876,824.68**	**167,749.12**
(i) Residential mortgages*		
Lending fully secured by mortgages on residential property that is or will be occupied by the borrower or that is rented. Exposure would also include non-fund based (NFB) limits	702,597.72	102,267.97
(of which housing loans eligible for inclusion in priority sector advances)	(146,562.96)	(31,189.22)

Integrated Annual Report 2023-24 341

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

(₹ crore)

Category	March 31, 2024	March 31, 2023
(ii) Commercial real estate Lending secured by mortgages on Commercial Real Estates (office building, retail space, multipurpose commercial premises, multifamily residential buildings, multi tenanted commercial premises, industrial or warehouse space, hotels, land acquisition, development, and construction etc.) Exposures would also include non-fund based (NFB) limits.	174,132.07	65,344.78
(iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:		
(a) Residential	94.89	120.24
(b) Commercial real estate	-	16.13
b) Indirect exposure	**59,118.88**	**45,756.48**
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	59,118.88	45,756.48
Total exposure to real estate sector	**935,943.56**	**213,505.60**

*Includes loans purchased under the direct loan assignment route.

- **Details of capital market exposure**

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
(i)	Direct investments made in equity shares, convertible bonds, convertible debentures and units of equity oriented mutual funds the corpus of which is not exclusively invested in corporate debt	3,055.85	5,699.34
(ii)	Advances against shares, bonds, debentures or other securities or on clean basis to individuals for investment in shares (including IPO's / ESOP's), convertible bonds, convertible debentures and units of equity oriented mutual funds	3,030.91	2,893.07
(iii)	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	7,586.44	4,934.43
(iv)	Advances for any other purposes to the extent secured by collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares / convertible bonds / convertible debentures / units of equity oriented mutual funds does not fully cover the advances	1,406.52	843.14
(v)	Secured and unsecured advances to stock brokers and guarantees issued on behalf of stock brokers and market makers	27,973.84	21,079.95
(vi)	Loans sanctioned to corporates against the security of shares / bonds / debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	3,069.32	3,253.90
(vii)	Bridge loans to companies against expected equity flows / issues	-	-
(viii)	Underwriting commitments taken up in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	-	-
(ix)	Financing to stock brokers for margin trading	-	-
(x)	All exposures to venture capital funds (both registered and unregistered)	1,150.39	22.76
	Total exposure to capital market	**47,273.27**	**38,726.59**

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- **Details of risk category wise country exposure**

(₹ crore)

Risk Category	March 31, 2024		March 31, 2023	
	Exposure (net)	Provision held	Exposure (net)	Provision held
Insignificant	33,981.65	-	35,221.89	-
Low	21,794.76	-	17,059.11	-
Moderately low	2,304.76	-	1,072.61	-
Moderate	95.74	-	282.52	-
Moderately high	698.91	-	465.92	-
High	88.66	-	123.30	-
Very high	171.31	-	207.61	-
Total	**59,135.79**	-	**54,432.96**	-

- **Unsecured advances**

Advances for which intangible collaterals such as rights, licenses, authority, trademarks, patents, etc. are charged in favour of the Bank in respect of projects financed by the Bank, are reckoned as unsecured advances under Schedule 9 of the Balance Sheet in line with the extant RBI guidelines. There are no such advances outstanding as at March 31, 2024 (previous year: Nil).

- **Details of factoring exposure**

The factoring exposure of the Bank as at March 31, 2024 is ₹ 23,793.06 crore (previous year: ₹ 12,748.75 crore).

- **Intra-Group exposure**

Intra-Group exposures in accordance with the RBI guidelines are as follows:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Total amount of intra-group exposures	34,176.68	15,239.68
Total amount of top 20 intra-group exposures	34,176.68	15,239.68
Percentage of intra-group exposures to total exposure of the Bank on borrowers / customers	0.87%	0.57%
Details of breach of limits on intra-group exposures and regulatory action thereon, if any	Nil	Nil

- **Unhedged foreign currency exposure**

The Bank has in place a policy and process for managing currency induced credit risk. The credit appraisal memorandum prepared at the time of origination and review of a credit facility is required to discuss the exchange risk that the customer is exposed to from all sources, including trade related, foreign currency borrowings and external commercial borrowings. It could cover the natural hedge available to the customer as well as other hedging methods adopted by the customer to mitigate exchange risk. For foreign currency loans granted by the Bank beyond a defined threshold the customer is encouraged to enter into appropriate risk hedging mechanisms with the Bank. Alternatively, the Bank satisfies itself that the customer has the financial capacity to bear the exchange risk in the normal course of its business and / or has other mitigants to reduce the risk. On a periodic basis, the Bank reviews information on the unhedged portion of foreign currency exposures of customers, whose total foreign currency exposure with the Bank exceeds a defined threshold. A Board approved credit risk rating linked limit on unhedged foreign currency position of customers is applicable when extending credit facilities to a customer. The compliance with the limit is assessed

Integrated Annual Report **2023-24** 343

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

by estimating the extent of drop in a customer's annual Earnings Before Interest and Depreciation ('EBID') due to a potentially large adverse movement in exchange rate impacting the unhedged foreign currency exposure of the customer. Where a breach is observed in such a simulation, the customer is suitably advised to review and manage its unhedged exposure, where deemed necessary.

The Bank holds standard asset provisions of ₹ 392.13 crore (previous year: ₹ 263.00 crore) and maintains capital (including CCB & D-SIB) of ₹ 1,692.53 crore (previous year: ₹ 973.84 crore) as at March 31,2024, in respect of the unhedged foreign currency exposure of its customers.

- **Details of Single Counterparty Limit / Limit for Group of Connected Counterparties exceeded by the Bank.**

  The RBI has prescribed limits linked to a bank's eligible capital base in respect of exposures to single counterparty and group of connected counterparties. During the years ended March 31, 2024 and March 31, 2023 the Bank was within the limits prescribed by the RBI.

- **Inter-bank Participation with risk sharing**

  The aggregate amount of participation issued by the Bank and reduced from advances as per regulatory guidelines as at March 31, 2024 was ₹ 62,920.05 crore (previous year: ₹ 57,213.15 crore).

- **Concentration of deposits, advances, exposures and NPAs**

a) Concentration of deposits

(₹ crore, except percentages)

Particulars	March 31, 2024	March 31, 2023
Total deposits of twenty largest depositors	79,156.47	85,628.53
Percentage of deposits of twenty largest depositors to total deposits of the Bank	3.33%	4.55%

b) Concentration of advances*

(₹ crore, except percentages)

Particulars	March 31, 2024	March 31, 2023
Total advances to twenty largest borrowers	424,945.96	363,225.92
Percentage of advances of twenty largest borrowers to total advances of the Bank	10.96%	13.94%

*Advances comprise credit exposure (funded and non-funded credit limits) including derivative transactions computed as per current exposure method in accordance with RBI guidelines.

c) Concentration of exposure**

(₹ crore, except percentages)

Particulars	March 31, 2024	March 31, 2023
Total exposure to twenty largest borrowers / customers	434,591.97	385,175.03
Percentage of exposure of twenty largest borrowers / customers to total exposure of the Bank on borrowers / customers	11.04%	14.34%

**Exposures comprise credit exposure (funded and non-funded credit limits) including derivative transactions and investment exposure in accordance with RBI guidelines.

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d) Concentration of NPAs

(₹ crore, except percentages)

Particulars	March 31, 2024	March 31, 2023
Total gross exposure to top twenty NPA accounts	8,628.04	2,385.78
Percentage of exposures to the twenty largest NPA exposure to total Gross NPAs.	27.68%	13.24%

11. Derivatives

- **Forward Rate Agreements (FRA) / Interest Rate Swaps (IRS)***

(₹ crore)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
i)	The total notional principal of swap agreements	800,195.47	611,147.47
ii)	Total losses which would be incurred if counter parties failed to fulfill their obligations under the agreements	5,414.44	4,294.12
iii)	Collateral required by the Bank upon entering into swaps**	-	-
iv)	Concentration of credit risk arising from swaps (%)#	73.18%	46.62%
v)	Concentration of credit risk arising from swaps (Amount)#	3,962.40	2,001.81
vi)	The fair value of the swap book	(1,325.55)	590.44

* Interest Rate Swaps are comprised of INR Interest Rate Swaps and FCY Interest Rate Swaps.

** Represents outstanding amount of net margin received from customers as at March 31, 2024 and March 31, 2023.

Concentration of credit risk arising from swaps is with banks as at March 31, 2024 and March 31, 2023.

The nature and terms of Rupee IRS outstanding as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	2	600.00	INCMT	Floating receivable v/s fixed payable
Trading	4,051	212,130.40	OIS	Fixed receivable v/s floating payable
Trading	4,615	230,906.21	OIS	Floating receivable v/s fixed payable
Hedging	419	174,570.00	OIS	Fixed receivable v/s floating payable
Trading	2	95.78	MIOIS	Fixed receivable v/s floating payable
Hedging	7	2,700.00	MIOIS	Fixed receivable v/s floating payable
Trading	523	33,400.36	MOD MIFOR	Fixed receivable v/s floating payable
Trading	288	19,260.22	MOD MIFOR	Floating receivable v/s fixed payable
Hedging	52	21,975.00	T-BILL Linked	Fixed receivable v/s floating payable
Total		**695,637.96**		

Integrated Annual Report **2023-24** 345

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

The nature and terms of foreign currency IRS as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	4	213.78	EURIBOR	Fixed receivable v/s floating payable
Trading	7	483.41	EURIBOR	Floating receivable v/s fixed payable
Trading	4	179.75	EUR ESTR	Fixed receivable v/s floating payable
Trading	9	921.24	EUR ESTR	Floating receivable v/s fixed payable
Trading	49	9,818.69	USD SOFR	Fixed receivable v/s floating payable
Trading	159	23,240.41	USD SOFR	Floating receivable v/s fixed payable
Hedging	18	3,227.77	USD SOFR	Fixed receivable v/s floating payable
Hedging	10	17,765.27	USD SOFR	Floating receivable v/s fixed payable
Trading	2	1,292.78	USD TERM SOFR	Floating receivable v/s fixed payable
Hedging	34	28,774.73	USD TERM SOFR	Floating receivable v/s fixed payable
Total		**85,917.83**		

The nature and terms of Forward Rate Agreement as at March 31, 2024 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	678	18,639.68	Bond Yield	Sell FRA
Total		**18,639.68**		

The nature and terms of Rupee IRS outstanding as at March 31, 2023 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	2	600.00	INCMT	Floating receivable v/s fixed payable
Trading	3,532	230,000.53	OIS	Fixed receivable v/s floating payable
Trading	4,325	250,780.11	OIS	Floating receivable v/s fixed payable
Hedging	19	23,075.00	OIS	Fixed receivable v/s floating payable
Trading	2	1,000.00	MIOIS	Floating receivable v/s fixed payable
Trading	265	17,788.46	MIFOR	Fixed receivable v/s floating payable
Trading	60	2,760.22	MIFOR	Floating receivable v/s fixed payable
Trading	226	13,965.00	MOD MIFOR	Fixed receivable v/s floating payable
Trading	148	9,210.00	MOD MIFOR	Floating receivable v/s fixed payable
Total		**549,179.32**		

346 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements The nature and terms of foreign currency IRS as at March 31, 2023are set out below: (` crore, except numbers) Nature Nos. Notional principal Benchmark Terms 1 Trading 30.69GBP SONIA Fixed receivable v/s floating payable Trading 1 30.69GBP SONIA Floating receivable v/s fixed payable Trading 5258.27EURIBOR Fixed receivable v/s floating payable Trading 9548.97EURIBOR Floating receivable v/s fixed payable Trading 366,530.26USD LIBOR Fixed receivable v/s floating payable Trading 15319,267.24USD LIBOR Floating receivable v/s fixed payable Trading 233,656.57USD SOFR Fixed receivable v/s floating payable Trading 609,367.38USD SOFR Floating receivable v/s fixed payable Hedging 182,456.88USD SOFR Fixed receivable v/s floating payable Hedging 45,751.90USD TERM SOFR Floating receivable v/s fixed payable Total 47,898.85The nature and terms of Forward Rate Agreement as at March 31, 2023are set out below: (` crore, except numbers) Nature Nos. Notional principal Benchmark Terms 515Trading 14,069.30Bond Yield Sell FRA Total 14,069.30Exchange traded interest rate derivatives (` crore) Sr. Particulars March 31, 2024March 31, 2023No. i) The total notional principal amount of exchange traded interest rate derivatives Nil Nil undertaken during the years reported ii) The total notional principal amount of exchange traded interest rate derivatives Nil Nil outstanding iii) The notional principal amount of exchange traded interest rate derivatives N.A. N.A. outstanding and not ‘highly effective’ N.A. N.A. iv) Mark to market value of exchange traded interest rate derivatives outstanding and not ‘highly effective’ Qualitative disclosures on risk exposure in derivatives Overview of business and processes Derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest rates, exchange rates or indices. These include forwards, swaps, futures and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank’s exposure to credit or price risks. The following sections outline the nature and terms of the derivative transactions generally undertaken by the Bank. 347Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2024

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date discounted for the interest period of the agreement.

Interest rate swaps involve the exchange of interest obligations with the counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. The writer of the contract pays the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of interest rate caps and floors can create structures such as interest rate collar, cap spreads and floor spreads.

Interest rate futures are standardised interest rate derivative contracts traded on a recognised stock exchange to buy or sell a notional security or any other interest bearing instrument or an index of such instruments or interest rates at a specified future date, at a price determined at the time of the contract.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at an agreed exchange rate on a future date. These instruments are carried at fair value, determined based on either FEDAI rates or market quotations.

Cross currency swaps are agreements to exchange principal amounts denominated in different currencies. Cross currency swaps may also involve the exchange of interest payments on one specified currency for interest payments in another specified currency for a specified period.

Currency options (including Exchange Traded Currency Option) give the buyer, on payment of a premium, the right but not an obligation, to buy or sell specified amounts of currency at an agreed exchange rate on or before a specified future date.

Currency futures contract is a standardised contract traded on an exchange, to buy or sell a certain underlying currency on a certain date in the future, at a specified price. The contract specifies the rate of exchange between one unit of currency with another.

The Bank’s derivative transactions relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to hedge their market risks (both interest rate and exchange risks), within the regulatory framework as applicable from time to time. The Bank deals in derivatives on its own account (trading activity) principally for the purpose of generating a profit from short term fluctuations in price yields or implied volatility. The Bank also deals in derivatives to hedge the risk embedded in some of its Balance Sheet assets or liabilities.

Constituents involved in derivative business

The Treasury front-office enters into derivative transactions with customers and inter-bank counterparties. The Bank has an independent back-office and mid-office as per regulatory guidelines. The Bank has credit risk and market risk departments, as part of the Risk Management Group, that assesses counterparty credit risk and market risk limits, within the risk architecture and processes of the Bank.

348	HDFC Bank Limited

Derivative policy

The Bank has in place a Derivative policy which covers various aspects that apply to the functioning of the derivative business. The derivative business is administered through various market risk limits such as position limits, tenor limits, sensitivity limits, scenario based profit and loss limit for option portfolio, stop loss trigger levels and value-at-risk limits that are recommended by the Risk Policy and Monitoring Committee (‘RPMC’) to the Board of Directors for approval. All methodologies that are used to assess market and credit risks for derivative transactions are specified by the market risk and credit risk units. Limits are monitored on a daily basis by the mid-office.

The Bank has a Board approved policy on Customer Suitability & Appropriateness, which forms part of the Derivative policy, to ensure that derivative transactions entered into are appropriate and suitable to the customer’s nature of business / operations. Before entering into a derivative deal with a customer, the Bank scores the customer on various risk parameters and based on the overall score level it determines the kind of product that best suits its risk appetite and the customer’s requirements.

Classification of derivatives book

The derivative book is classified into trading and hedging book. Classification of the derivative book is made on the basis of the definitions of the trading and hedging specified in the RBI guidelines. The trading book is managed within the trading limits recommended by the RPMC and approved by the Board of Directors.

Hedging policy

For derivative contracts designated as hedging instruments, the Bank documents, at inception of the hedge, the relationship between the hedging instrument and the hedged item, the risk management objective for undertaking the hedge and the methods used to assess the hedge effectiveness. Hedge effectiveness is ascertained at the time of inception of the hedge and periodically thereafter. Hedge effectiveness is measured by the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument using various qualitative and quantitative methods.

The hedging book consists of transactions to hedge Balance Sheet assets or liabilities. The tenor of hedging instrument may be less than or equal to the tenor of underlying hedged asset or liability. The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the Balance Sheet. In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges other than for foreign exchange forward contracts and principal only swaps, the changes in fair value of effective portion are recognised in Reserves and Surplus under ‘Cash flow hedge reserve’ and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account. Foreign exchange forward contracts and principal only swaps not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS 11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premia or discount arising at the inception of such forward exchange contract is amortised as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

•	Provisioning, collateral and credit risk mitigation

The Bank enters into derivative transactions with counterparties based on their business ranking and financial position. The Bank sets up appropriate appetite / limits upon evaluating the ability of the counterparty to honour its

Integrated Annual Report 2023-24	349

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

obligations in the event of crystallisation of the exposure. Appropriate credit covenants are stipulated where required, as trigger events to call for collaterals or terminate a transaction and contain the risk. Further, to mitigate the current exposure in non-centrally cleared forex and derivative transactions, Bank has entered into Credit Support Annex ('CSA') agreements with some of the major international counterparty banks and few Indian financial institutions.

The Bank, at the minimum, conforms to the RBI guidelines with regard to provisioning requirements. Overdue receivables representing crystallised positive mark to market value of a derivative contract are transferred to the account of the borrower and treated as non-performing assets, if these remain unpaid for 90 days or more. Full provision is made for the entire amount of overdue and future receivables relating to positive marked to market value of non-performing derivative contracts.

Quantitative disclosure on risk exposure in derivatives

(₹ crore)

Sr. No.	Particulars	Currency derivatives		Forward contracts		Interest rate derivatives	
		March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
1	Derivatives (notional principal amount)						
	a) Hedging	28,357.70	13,968.90	60,802.25	5,546.47	249,012.76	31,283.78
	b) Trading	41,318.47	47,274.28	1,151,750.54	899,675.67	551,311.15	580,187.44
2	Marked to market positions #						
	a) Asset (+)	1,005.98	1,469.40	3,245.63	5,567.71	2,674.59	4,066.14
	b) Liability (-)	(513.27)	(845.98)	(3,234.51)	(5,274.23)	(2,932.43)	(3,683.22)
	c) Net	492.70	623.42	11.12	293.48	(257.83)	382.92
3	Credit exposure	4,855.47	5,012.02	29,639.07	23,856.61	13,325.22	8,774.40
4	Likely impact of one percentage change in interest rate (100*PV01)**						
	a) On hedging derivatives	199.56	3.44	3.91	0.21	5,335.83	522.87
	b) On trading derivatives	8.08	26.58	0.06	3.55	2,215.16	1,564.80
5	Maximum of 100*PV01 observed during the year**						
	a) On hedging*	275.06	6.16	5.64	0.21	6,214.97	731.61
	b) On trading	45.77	45.32	3.07	6.42	2,322.16	1,564.80
6	Minimum of 100*PV01 observed during the year**						
	a) On hedging*	0.67	3.40	0.52	0.21	492.08	148.26
	b) On trading	8.08	26.58	0.06	0.38	1,968.46	494.31

For trading derivatives including accrued interest.

* Computed for the month end dates where hedge deals were outstanding.

**Amounts given are absolute values on a net basis, excluding currency options.

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

✓ The notional principal amounts of derivatives reflect the volume of transactions outstanding as at the Balance Sheet date and do not represent the amounts at risk.

✓ For the purpose of this disclosure; currency derivatives include currency options purchased and sold and cross currency swaps; forward contracts include foreign exchange spot, forward and swap contracts; interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.

✓ The Bank has computed the maximum and minimum of PV01 for the year based on the balances as at the end of every month.

✓ In respect of derivative contracts, the Bank has computed the exposure under the Current Exposure Method for counterparty credit risk capital computation based on the guidelines issued by RBI on "Bilateral Netting of Qualified Financial Contracts - Amendments to Prudential Guidelines" dated March 30, 2021 and any related amendments thereafter. However, for the purpose of calculating product-wise derivative exposure as mentioned in point number 3 in table above, bank has calculated using Current Exposure Method ('CEM') without the impact of Bilateral Netting.

- **Credit default swaps**

  The Bank has not transacted in credit default swaps during the year ended March 31, 2024 (previous year: Nil).

12. Securitized assets as per books of SPEs sponsored by the Bank:

- **The outstanding amount of securitised assets as per books of the SPEs and total amount of exposures retained by the originator as on the date of balance sheet to comply with the MRR.**

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
1.	No of SPEs holding assets for securitisation transactions originated by the originator*	1	-
2.	Total amount of securitised assets as per books of the SPEs	204.59	-
3.	Total amount of exposures retained by the originator to comply with MRR as on the date of balance sheet	71.54	-
	a) Off-balance sheet exposures		
	First loss	65.20	-
	Others	-	-
	b) On-balance sheet exposures		
	First loss	6.34	-
	Others	-	-
4.	Amount of exposures to securitisation transactions other than MRR	-	-
	a) Off-balance sheet exposures		
	i) Exposure to own securitisations		
	First loss	-	-
	Others	-	-
	ii) Exposure to third party securitisations		
	First loss	-	-
	Others	-	-

Integrated Annual Report 2023-24 351

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
	b) On-balance sheet exposures		
	i) Exposure to own securitisations		
	First loss	-	-
	Others	-	-
	ii) Exposure to third party securitisations		
	First loss	-	-
	Others	-	-
5.	Sale consideration received for the securitised assets and gain / loss on sale on account of securitisation	-	-
6.	Form and quantum (outstanding value) of services provided by way of, liquidity support, post-securitisation asset servicing, etc Services Provided: Post Securitisation Assets Servicing; Type of service: Servicing Agent	No of Transaction: 1; Outstanding Value: 204.59	-
7.	Performance of facility provided. (Please provide separately for each facility viz. Credit enhancement, liquidity support, servicing agent etc. Mention percent in bracket as of total value of facility provided.)	Credit Enhancement	-
	Amount paid	-	-
	Repayment received	-	-
	Outstanding amount	65.20 (31.87% of current pool outstanding)	-
8.	Average default rate of portfolios observed in the past. (Please provide breakup separately for each asset class i.e. RMBS, Vehicle Loans etc #)	-	-
9.	Amount and number of additional / top up loan given on same underlying asset. (Please provide breakup separately for each asset class i.e. RMBS, Vehicle Loans etc)	Number of additional / top up loan: 1,009 Amount O/s as on 31-Mar-24: 62.67	-
10.	Investor complaints (a) Directly / Indirectly received and; (b) Complaints outstanding	-	-

* Two SPEs were added on amalgamation of which, one has been closed during the year.

basis non utilisation of Credit enhancement.

13. Off-Balance Sheet SPVs

There are no Off-Balance Sheet SPVs sponsored by the Bank, which need to be consolidated as per accounting norms.

14. Transfers to Depositor Education and Awareness Fund (DEAF)

The details of amount transferred during the respective year to DEAF are as under:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance of amounts transferred to DEAF	1,090.05	931.00
Add: Amounts transferred to DEAF during the year	233.36	170.02
Less: Amounts reimbursed by DEAF towards claims	32.16	10.97
Closing balance of amounts transferred to DEAF	1,291.25	1,090.05

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The closing balance of amount transferred to DEAF is included under 'Schedule 12 - Contingent Liabilities - Other items for which the bank is contingently liable'.

The unclaimed deposits of eHDFC Limited which did not complete the period of seven years as on the effective date of amalgamation, would be transferred to DEAF by the Bank as per the extant RBI guidelines and the Bank shall pay interest on these deposits as applicable to savings accounts with effect from July 01, 2023 (effective date of amalgamation) till the date of transfer to DEAF as advised by RBI.

15. Disclosure for complaints and grievance redress

Summary information on complaints received by the Bank from the customers and from the Office of Ombuds man.

Sr. No.	Particulars	March 31, 2024	March 31, 2023
	Complaints received by the bank from its customers		
1	Number of complaints pending at beginning of the year	13,361	6,878
1.1	Addition on amalgamation (Refer Schedule 18(1))	1,224	NA
2	Number of complaints received during the year	4,85,339	4,29,354
3	Number of complaints disposed during the year	4,85,692	4,22,871
3.1	Of which, number of complaints rejected by the bank*	1,40,646	1,08,819
4	Number of complaints pending at the end of the year	14,232	13,361

Note: Details of maintainable complaints received by the Bank from Office of Ombudsman and number of Awards unimplemented within the stipulated time are not included above, as these have not been received from Consumer Education and Protection Department, RBI till date.

*Out of total 1,40,646 cases (previous year: 1,08,819 cases) referred to IO, 127,112 cases (previous year : 1,00,562 cases) were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2024	March 31, 2023
A	Total number of complaints	7,39,759	5,60,376
B	Complaints redressed by the bank within one working day / duplicate complaints	2,54,420	1,31,022
C	**Net Reportable Complaints (A - B)**	**4,85,339**	**4,29,354**

Integrated Annual Report **2023-24** 353

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2024: Grounds of complaints (i.e. Number of Addition Number of % increase Number of Of 6, number complaints relating to) complaints on amalg- complaints (decrease) in complaints of complaints pending at amation received the number pending at pending the beginning ( Refer during the of complaints the end of the beyond 30of the year Schedule year received over year* days 18(1)) the previous year 1 2 34567ATM Debit Cards 2,9551,44,803(12%) 3,01 372Credit Cards 2,20794,75521% 2,5650Internet Mobile Electronic 3,621 1,12,27916% 2,91024Banking Loans and advances 3,1681,20874,491 66% 3,981 0Account opening difficulty in 2471624,47246% 3272operation of accounts Others 1,16334,53921% 1,4369Total 13,361 1,2244,85,33913% 14,232107Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2023: Grounds of complaints (i.e. Number of Number of % increase Number of Of 5, number complaints relating to) complaints complaints (decrease) in complaints of complaints pending at the received during the number pending at the end pending beyond beginning of the the year of complaints of the year* 30days year received over the previous year 2 34561 ATM Debit Cards 2,2991,64,09712% 2,955Credit Cards 731 78,5862% 2,207Internet Mobile Electronic 2,55996,39341% 3,621 Banking Loans and advances 62544,85819% 3,168Account opening difficulty in 14616,76025% 247operation of accounts Others 51828,66013% 1,1631 Total 6,8784,29,35417% 13,361 1 * All these cases were pending within the stipulated turnaround time (TAT) of the Bank. 16. Penalties levied by the RBI During the year ended March 31,2024, RBI vide its letter dated November 30, 2023levied a penalty of `10,000on the Bank under Section 11(3) of FEMA, 1999towards not obtaining RBI’s approval for maintaining current and fixed deposit accounts of a foreign bank post cancellation of their license by RBI, which was in contravention to the para 1 3of AP (DlR Series) Circular no. 67dated May 05, 2016. The penalty was paid by the Bank on December 05, 2023. During the year ended March 31, 2023, there were No instances of penalty levied by the RBI on the Bank. 354HDFC Bank Limited

17.	Disclosures on remuneration

Qualitative Disclosures

A.	Information relating to the bodies that oversee remuneration Name and composition

The Board of Directors of the Bank has constituted the Nomination and Remuneration Committee (hereinafter, the ‘NRC’) for overseeing and governing the compensation policies of the Bank. The NRC is comprised of four non-executive directors as of March 31, 2024. Further, three members of the NRC are also members of the Risk Policy and Monitoring Committee (hereinafter, the ‘RPMC’) of the Board.

As of March 31, 2024, the NRC is comprised of Dr. Harsh Kumar Bhanwala, Mr. Sandeep Parekh, Mr. M.D. Ranganath and Mr. Atanu Chakraborty. Further, Mr. M.D. Ranganath, Mr. Sandeep Parekh and Mr. Atanu Chakraborty are also the members of the RPMC. Dr. Harsh Kumar Bhanwala is the chairperson of the NRC.

Mandate of the NRC

The primary mandate of the NRC is to oversee and review the implementation of compensation policies of the Bank. The NRC periodically reviews the overall Remuneration Policy of the Bank with a view to attract, retain and motivate employees. In this capacity it is required to review and approve the design of the total compensation framework, including compensation strategy programs and plans, on behalf of the Board of Directors. The compensation structure and pay revision for the Group Heads, Material Risk Takers, Senior Management, Risk and Control Staff, Key Management Personnel and Whole Time Directors (who are also Material Risk Takers) of the Bank is approved by the NRC and subsequently approved by the Board of Directors. The compensation of the Whole Time Directors requires the additional approval of the Reserve Bank of India. The NRC co-ordinates with the RPMC to ensure that compensation is aligned with prudent risk taking. Further the NRC also reviews the appointments of individuals at the levels of Group Heads, Key Management Personnel, Senior Management and Whole Time Directors of the Bank.

External Consultants:

The Bank engaged with the following consultants during the year ended March 31, 2024:

1.	AON Consulting Private Limited - in respect of the Bank’s annual salary market benchmarking exercise.

2.	Deloitte Touche Tohmatsu India LLP - in respect of the Bank’s benchmarking exercise pertaining to executive compensation and compensation philosophy.

3.	Mercer Consulting (India) Private Limited - in the area of job evaluation.

4.	ESOP Direct - in respect of Bank’s benchmarking exercise pertaining to ESOP Pool Calculation.

Scope of the Bank’s Remuneration Policy:

The Remuneration Policy of the Bank includes within its scope all business lines and functions, and all permanent staff in the Bank’s domestic as well as international offices. The principles articulated in the compensation policy are applicable uniformly across the Bank. However, any statutory / regulatory provisions applicable in overseas locations take precedence over the Remuneration Policy of the Bank.

All permanent employees of the Bank except those covered under the long term wage agreement are covered by the said Remuneration Policy. The number of employees covered under the compensation policy was 2,13,309 as on March 31, 2024 (previous year: 1,72,998).

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For the year ended March 31, 2024

B.	Information relating to the design and structure of remuneration processes and the key features and objectives of remuneration policy

I.	Key Features and Objectives of Remuneration Policy

The Bank’s Remuneration Policy (the ‘Policy’) is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective of the Policy is to provide a fair and transparent structure that helps in acquiring and retaining the talent pool critical to build competitive advantage and brand equity. The Policy has been designed basis the principles for sound compensation practices in accordance with regulatory requirements and provides a framework to create, modify and maintain appropriate compensation programs and processes with adequate supervision and control.

The Bank’s performance management system provides a sound basis for assessing employee performance holistically. The Bank’s compensation framework is aligned with the performance management system and differentiates pay appropriately amongst its employees based on degree of contribution, performance, skill, experience, grade and availability of talent owing to competitive market forces. Further, the Bank also considers compliance to processes, regulatory compliance and risk management as an integral part of its performance appraisal process. These factors are given due weightage for the purposes of the final performance rating of employees for a given performance year.

The NRC considers the aforementioned principles enunciated in the Bank’s compensation policy and ensures that:

(a)	the compensation is adjusted for all types of prudent risk taking;

(b)	compensation outcomes are symmetric with risk outcomes;

(c)	compensation payouts are sensitive to the time horizon of risk; and

(d)	the mix of cash, equity and other forms of compensation are aligned with risk.

Review of Remuneration Policy of the Bank

The Remuneration Policy of the Bank was reviewed by the NRC during the year ended March 31, 2024 and changes were made to the policy in accordance with the observations of the NRC.

II.	Design and Structure of Remuneration

The design and structure of remuneration in accordance with the RBI guidelines dated November 04, 2019, for the financial year ended March 31, 2024, is as follows::

a)	Fixed Pay

The Remuneration Policy ensures that the fixed component of the compensation is reasonable, taking into account all relevant factors including industry practice.

Elements of Fixed Pay:

The fixed pay component of the Bank’s compensation structure typically consists of elements such as base salary, allowances, perquisites and retirement benefits. Perquisites extended are in the nature of company car, company leased accommodation, club membership and such other benefits or allowances in lieu of such perquisites / benefits. Retirement benefits include contributions to Provident Fund, Superannuation Fund (for employees above certain job bands), National Pension Scheme and Gratuity. The Bank also provides pension to certain employees of the erstwhile Lord Krishna Bank (eLKB) under the Indian Banks’ Association (‘IBA’) structure.

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Determinants of Fixed Pay:

The fixed pay is primarily determined by taking into account factors such as the job size, performance, experience, location, market competitiveness of pay and is designed to meet the following key objectives of:

(a)	fair compensation given the role complexity and size;

(b)	fair compensation given the individual’s skill, competence, experience and market pay position;

(c)	contribution to post retirement benefits; and

(d)	compliance with all statutory obligations.

The quantum of fixed pay for the Senior Management i.e. Employees in Executive Vice President and above grades, Material Risk Takers other than Wholetime Directors, Risk and Control Staff and Key Management Personnel are approved by the NRC and the Board.

The quantum of fixed pay for Whole Time Directors is approved by the NRC and the Board, and is subject to the approval of the RBI.

b)	Variable Pay - For Senior Management and Material Risk Takers

The performance management system forms the basis for variable pay allocation of the Bank. The Remuneration Policy of the Bank ensures that the performance management system is comprehensive and considers both, quantitative and qualitative performance measures.

(i)	Composition of Variable pay

The variable pay will be in the form of share linked instruments or a mix of cash and share linked instruments. The share linked instrument used in the financial year 2023-24 was the Employee Stock Options. All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC. For Wholetime Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

The Bank will ensure that there is a proper balance between Fixed Pay and Variable Pay. In cases where compensation by way of share-linked instruments is not permitted by law / regulations, the entire variable pay will be in cash.

(ii)	Limits on Variable pay

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay (for the relative performance period)

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2023-24 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

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For the year ended March 31, 2024

(iii)	Deferral of Variable pay

For senior management including Wholetime Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements exists for the variable pay. A minimum of 60% of total variable pay is under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus is deferred. In cases where cash component of the bonus is under Rs 25 lakh, deferral arrangements is not necessary.

The deferral period is a minimum of three years and is applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs is governed by the ESOP Scheme Rules which is approved by the NRC and the Board. In 2023-24, the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iv)	Vesting of Variable pay

The deferred portion of the remuneration vests at the end of deferral period and is spread out over the course of the deferral period. The first vesting is not before one year from the commencement of the deferral period. The vesting is no faster than on a pro rata basis and the frequency of the vesting is more than a year in order to ensure appropriate assessment of risk.

(v)	Malus / Clawback Arrangement:

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus “A malus arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred.”

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus “A clawback is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances.”

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

a)	Substantial Financial Deterioration in profitability or risk parameters

b)	Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c)	Fraud that requires a financial restatement

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d)	Reputational harm

e)	Exposing the bank to substantial risk

f)	Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank’s provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under ‘malus’ arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank’s post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The NRC may decide to apply malus on part, or all of the variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Wholetime Director / Material Risk Taker / Senior Management (Job Bands C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the Nomination and Remuneration Committee annually.

The NRC and Board of Directors has also approved an addendum (Addendum- B) to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This Addendum-B shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

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For the year ended March 31, 2024

(vi)	Approval Process:

The Variable Pay for Senior Management, Material Risk Takers other than Wholetime Directors, Risk and control staff is approved by the NRC and the Board. For Wholetime Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

Employees other than Senior Management, Material Risk Takers, Whole Time Directors

The Bank has formulated the following variable pay plans:

(i)	Annual Bonus Plan

The quantum of variable payout is a function of the performance of the Bank, performance of the business unit, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions.

(ii)	Performance-linked Plans (PLPs)

PLPs are formulated for employees in sales, collections, customer service and relationship roles who are given business / service targets but have limited impact on risk since credit decisions are exercised independent of these functions. All PLP payouts are based on a balanced scorecard framework which factors not just quantitative, but also qualitative measures, and are subject to achievement of individual targets enumerated in the respective scorecards of the employees. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are on the PLPs are excluded from the Annual Bonus Plan.

(iii)	Employee Stock Option Plan (ESOPs)

Employees in Job Bands D4 and above also receive ESOPs as a vehicle to create a balance between short term rewards and long term sustainable value creation. ESOPs play a key role in the attraction and retention of key talent.

The NRC grants options after considering parameters such as the incumbent’s grade and performance rating, and such other factors as may be deemed appropriate by the NRC.

All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC.

The Bank grants ESOPs to eligible employees. Such ESOPs vest over four tranches spread over a period of 48 months.

In accordance with the RBI guidelines, Employee Stock Options is included as part of Variable Pay.

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(iv)	Restricted Stock Units (Units)

The bank granted units to employees at E3 – D3 bands (upto 10 levels below the MD). The same was approved by the NRC after considering parameters such as the employee’s grade, performance rating and any other factors as may be deemed appropriate by the NRC.

All plans for grant of units are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of units post approval by the NRC.

Such units vest over four tranches spread over a period of 48 months.

Risk, Control and Compliance Staff

The Bank has separated the Risk, Control and Compliance functions from the Business functions in order to create a strong culture of checks and balances and to eliminate any possible conflict of interest between revenue generation and risk management and control. Accordingly, the overall variable pay as well as the annual salary increment of the employees in the Risk, Control and Compliance functions is based on their performance, functional objectives and goals. The Bank ensures that the mix of fixed to variable compensation for these functions is weighted in favour of fixed compensation.

Guaranteed Bonus

Guaranteed bonuses are not consistent with sound risk management or pay for performance principles of the Bank and therefore do not form an integral part of the general compensation practice.

For critical hiring for some select strategic roles, the Bank may consider granting of bonus, based on the performance rating upon confirmation, as a prudent way to avoid loading the entire cost of attraction into the fixed component of the compensation which could have a long term cost implication for the Bank. For such hiring, the said bonus is generally decided by taking into account appropriate risk factors and market conditions.

For hiring at levels of Whole Time Directors / Managing Director / Material Risk Takers and certain employees in select strategic roles, a sign-on bonus, if any, is limited to the first year only and would be in the form of Employee Stock Options or Units (All units grants are subject to individual / Business Unit / organizational performance criteria).

Severance Pay

The Bank does not grant severance pay other than accrued benefits (such as gratuity, pension) except in cases where it is mandated by any statute.

Hedging

The Bank does not provide any facility or fund or permit its Whole Time Directors and employees to insure or hedge their compensation structure to offset the risk alignment effects embedded in their compensation arrangement.

Statutory Bonus

Some employees are also paid statutory bonus as per the Payment of Bonus Act, 1965 as amended from time to time.

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For the year ended March 31, 2024

III.	Remuneration Processes

Fitment at the time of Hire

Pay scales at the Bank are set basis the job size, experience, location and the academic and professional credentials of the incumbent.

The compensation of new hires is in line with the existing pay ranges and consistent with the compensation levels of the existing employees of the Bank at similar profiles. The pay ranges are subject to change basis market trends and the Bank’s talent management priorities. While the Bank believes in the internal equity and parity as a key determinant of pay, it does acknowledge the external competitive pressures of the talent market. Accordingly, there could be certain key profiles with critical competencies which may be hired at a premium and treated as an exception to the overall pay philosophy. Any deviation from the defined pay ranges is treated as a hiring exception requiring approval with appropriate justification.

Pay Increment / Pay Revision

The Bank strives to ensure external competitiveness as well as internal equity without diluting the overall focus on optimising cost. In order to enhance the Bank’s external competitiveness, it participates in an annual salary survey of the banking sector to understand key market trends as well as get insights on relative market pay position compared to peers. The Bank endeavors to ensure that most employees progress to the median of the market in terms of fixed pay over time. This coupled with key internal data indicators like performance score, job family, experience, job grade and salary budget form the basis of decision making on revisions in fixed pay.

Increments in fixed pay for majority of the employee population are generally undertaken once every financial year. However, promotions, confirmations and change in job dimensions could also lead to a change in the fixed pay during other times of the financial year.

The Bank also makes salary corrections and adjustments during the financial year for competitive pay positioning for the purpose of retention of critical skills and critical talent in the domain of Information Technology, Digital, Information Security, Data Science as well as business segments that are strategic focus areas of the bank. However, such pay revisions are done on an exception basis.

The Fixed Pay for the Material Risk Takers (other than Wholetime Directors), Senior Management, Key Management Personnel is approved by the NRC and the Board. The Fixed Pay for the Wholetime Directors is approved by the NRC, Board and the Reserve Bank of India.

C.	Description of the ways in which current and future risks are taken into account in the remuneration processes, including the nature and type of the key measures used to take account of these risks

The Bank takes into account various types of risks in its remuneration processes. The Bank follows a comprehensive framework that includes within its ambit the key dimensions of remuneration such as fixed pay, variable pay and long term incentives (i.e. Employee Stock Options).

Fixed pay: The Bank conducts a comprehensive market benchmarking study to ensure that employees are competitively positioned in terms of fixed pay. The Bank follows a robust salary review process wherein revisions in fixed compensation are based on performance. The Bank also makes salary adjustments taking into consideration pay positioning of employees vis-à -vis market reference points. Through this approach the Bank endeavors to ensure that the talent risk due to attrition is mitigated. Fixed pay could be revised downwards as well, in the event of certain proven cases of misconduct by an employee.

Variable pay: The Bank has distinct types of variable pay plans as given below:

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(a)	Quarterly / monthly performance-linked pay (PLP) plans:

All quarterly / monthly PLP plans are based on the principle of balanced scorecard framework that includes within its ambit both quantitative and qualitative factors including key strategic objectives that ensure future competitive advantage for the Bank. PLP plans, by design, have deterrents that play a role of moderating payouts based on the non-fulfillment of established quantitative / qualitative risk factors. Deterrents also include risks arising out of non-compliance, mis-sell etc. Further, a portion of all payouts under the PLP plans is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are part of the PLP plans are excluded from the Annual Bonus Plan.

(b)	Variable Pay:

The Bank takes into consideration the fact that a portion of the Bank’s profits are directly attributable to various types of risks the Bank is exposed to such as credit risk and market risk.

The framework developed by the Bank in order to arrive at the quantum of bonus pool is based on the performance of the Bank and profitability. The annual variable pay is distributed based on business unit and individual performance and job band and role of the individual for non-business functions. The business unit performance is based on factors such as growth in revenue, growth in profit, cost to income ratio and achievement vis-à-vis plans and key objectives. Bonus pay out for an individual employee in a particular grade is linked to the performance rating of the employee and subject to meeting the Bank’s standards of ethical conduct.

The Bank has devised appropriate malus and claw back clauses as a risk mitigant for Whole Time Directors, Material Risk Takers, Senior Management (i.e. Employees in the job Bands of Executive Vice President and above). Under the malus clause the incumbent could forego the vesting of the deferred variable pay in full or in part. Under the claw back clause the incumbent is obligated to return all the tranches of variable pay payout pertaining to the reference performance year. The deferred variable pay is paid out post review and approval by the NRC and the Board.

D.	Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The Bank has a robust performance management system for evaluating the performance of its Whole Time Directors. The performance appraisal system is based on a Balanced Scorecard Framework and considers qualitative as well as quantitative factors of performance which includes the following parameters:

1.	Business Performance - This includes business growth, profitability, asset quality and shareholder value.

2.	Stakeholder Relationship - This includes net promoter score and corporate social responsibility.

3.	Audit and Compliance - This includes internal audit reports and compliance with the regulations and inspection reports.

4.	Digital Transformation - This includes performance on initiatives required to run the bank and grow the bank.

5.	Organizational Excellence - This includes succession planning and employee engagement.

While the above parameters form the core evaluation parameters for the Bank and the remuneration of its Whole Time Directors, each of the business units are measured on the following from a remuneration standpoint:

a)	Growth in net revenue (%) over previous year;

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For the year ended March 31, 2024

b)	Growth in profit before tax (%) over previous year;

c)	Improvement in cost to income over the previous year;

d)	Improvement in Gross NPA over the previous year and

e)	Achievement of key strategic objectives.

The process by which levels of remuneration in the Bank are aligned to the performance of the Bank, business unit and individual employees is articulated below:

Fixed Pay

The Bank reviews the fixed pay portion of the compensation structure basis merit-based increments and market corrections. These are based on a combination of performance rating, job band and the functional category of the individual employee. For a given job band, the merit increment is directly related to the performance rating. The Bank strives to ensure that most employees progress to the median of the market in terms of fixed pay over time. All other things remaining equal, the correction percentage is directly related to the performance rating of the individual.

Variable Pay

Basis the performance of the business unit, individual performance and role, the Bank has formulated the following variable pay plans:

•	Variable Pay Plans:

For Employees in Job Bands of Sr Vice President I and Above (includes employees in Senior Management, Material Risk Takers, Wholetime Directors) the variable pay intends to reward short term as well as long term sustained performance of the bank and shareholder value creation.

Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

Long term Performance: Employee Stock Options are granted to employees based on their performance rating and job band and the value of the same is realised vide long term performance of the bank and creation of shareholder value.

For Employees in job bands Vice President and below:

At these levels the variable pay is primarily in the form of cash variable pay and is based on the annual performance. In FY 2023-24, the Bank granted units at E3-D3 bands based on their performance rating, grade and any other such parameter as approved by the NRC.

The Bank’s annual bonus is computed as a percentage of the gross salary for every job band. The bonus multiple is based on performance of the business unit (based on the parameters above), performance rating, job band and the functional category of the individual employee. The business performance category determines the multiplier for the bonus. All other things remaining equal, for a given job band, the bonus is directly related to the performance rating. Employees who are part of the annual cash Variable Pay plan are not part of the Performance Linked Plans mentioned below.

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•	Performance-linked Plans (PLPs)

The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

E.	Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance

For employees in Senior Management, Material Risk Takers and Whole Time Directors the bank seeks to adjust remuneration to take account of the longer term performance in the following way.

(i)	Limits on variable pay

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay.

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2023-24 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

(ii)	Deferral of variable pay

For senior management including Wholetime Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements will exist for the variable pay. A minimum of 60% of total variable pay will be under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus shall be deferred. In cases where cash component of the bonus is under Rs 25 lakh, deferral arrangements would not be necessary.

The deferral period would be a minimum of three years and will be applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs will be governed by the ESOP Scheme Rules which will be approved by the NRC and the Board. In 2023-24, the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iii)	Vesting of Variable Pay

The deferred portion of the remuneration will vest at the end of deferral period and will be spread out over the course of the deferral period. The first vesting would not be before one year from the commencement of the deferral period. The vesting would be no faster than on a pro rata basis and the frequency of the vesting would be more than a year in order to ensure appropriate assessment of risk.

Integrated Annual Report 2023-24	365

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2024

(iv)	Malus / Clawback Arrangement:

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus “A malus arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred.”

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus “A clawback is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances.”

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

a)	Substantial financial deterioration in profitability or risk parameters

b)	Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c)	Fraud that requires a financial restatement

d)	Reputational harm

e)	Exposing the bank to substantial risk

f)	Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank’s provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under ‘malus’ arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank’s post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

366	HDFC Bank Limited

The NRC may decide to apply malus on part, or all of the unvested deferred Variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Wholetime Director / Material Risk Taker / Senior Management (C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the NRC annually.

The NRC and Board of Directors has also approved an addendum (Addendum- B) to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This Addendum-B shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

Employees other than Wholetime Directors, Material Risk Takers and Senior Management

The Bank has formulated the following variable pay plans:

•	Annual Cash Variable Pay plan:

The quantum of variable payout is a function of the performance of the Bank, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions. Typically higher levels of responsibility receive a higher proportion of variable pay vis-à-vis fixed pay.

For Employees in Job Bands of Sr Vice President 1 and above Variable Pay intends to reward short term as well as long term sustained performance of the bank and shareholder value creation.

Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

Long term Performance: Employee Stock Options are granted to employees based on their performance rating and Job band and the value of the same is realised vide long term performance of the bank and creation of shareholder value. The vesting period for Employee Stock Option is 4 years.

The Bank also granted Restricted Stock Units (Units) to employees at E3-D3 bands in FY23-24. The units would vest over 4 years.

Integrated Annual Report 2023-24	367

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2024

•	Performance-linked Plans (PLPs)

The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

F.	Description of the different forms of variable remuneration (i.e. cash, shares, ESOPs and other forms) that the Bank utilises and the rationale for using these different forms

The Bank recognises the importance of variable pay in reinforcing a pay for performance culture. Variable pay stimulates employees to stretch their abilities to exceed expectations.

•	Annual Cash Variable Pay

These are paid to reward performance for a given financial year. This covers all employees (excluding employees under PLPs). This is based on performance of the business unit, performance rating, job band and functional category of the individual. For higher job bands the proportion of variable pay to total compensation tends to be higher. For Material Risk Takers, Senior Management and Whole Time Directors 50% of the cash variable pay is deferred over 3 years in the event the cash variable pay exceeds 25 lakhs.

•	Performance-linked Plans (PLPs)

The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

•	Employee Stock Option Plan (ESOP)

This is to reward for contribution of employees in creating a long term, sustainable earnings and enhancing shareholder value. Only employees in a certain job band and with a specific performance rating are eligible for stock options. Performance is the key criteria for granting stock options.

•	Restricted Stock Units (Units)

The Bank granted Restricted Stock Units (Units) to employees at E3-D3 bands in FY23-24. The units would vest over 4 years.

368	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Quantitative disclosures

The quantitative disclosures for the financial year ended March 31, 2024 cover the Bank's Whole Time Directors and Material Risk Takers. The material risk takers are identified in accordance with the revised guidelines on remuneration issued by the RBI on November 04, 2019. Hitherto, the quantitative disclosures would cover the Bank's Whole Time Directors and Key Risk Takers as per the erstwhile guidelines on remuneration dated January 13, 2012.

Sr. No.	Subject	March 31, 2024	March 31, 2023
(a)	Number of meetings held by the Nomination and Remuneration Committee (NRC) during the financial year and sitting fees paid to its members	Numbers of meetings: 18 Sitting Fees paid: ₹ 0.74 crore	Number of meetings: 12 Sitting fees paid: ₹ 0.59 crore
(b) (i)	Number of employees having received a variable remuneration award during the financial year	92	75
(b) (ii)	Number and total amount of sign-on awards made during the financial year	None	17,811 ESOPs granted as sign-on awards
(b) (iii)	Number and total amount of guaranteed bonuses awarded during the financial year	None	None
(b) (iv)	Details of severance pay, in addition to accrued benefits, if any	None	None
(c) (i)	Total amount of outstanding deferred remuneration, split into cash, shares and share-linked instruments and other forms	1. Deferred Cash variable pay - ₹ 34.31 crores. 2. Employee Stock Options (ESOP) - 98,70,019 Options	1. Deferred Cash variable pay - ₹ 34.13 crore 2. ^Employee Stock Options (ESOP) - 56,39,409 Options.
(c) (ii)	Total amount of deferred remuneration paid out in the financial year	₹ 10.99 crore	₹ 5.88 crore
(d)	Breakdown of amount of remuneration awards for the financial year to show fixed and variable, deferred and non-deferred	[1]₹ 151.12 crore (Fixed*) ₹ 9.42 crore (cash variable pay pertaining to financial year ended March 31, 2023, in relation to employees where there was no deferment of cash variable pay) The same category of employees were granted 14,07,710 ESOPs ₹ 30.11 crore (cash variable pay pertaining to financial year ended March 31, 2023, in relation to employees where there was a deferment of cash variable pay) of which ₹ 15.05 crore was non-deferred variable pay and ₹ 15.05 crore was deferred variable pay. The same category of employees were granted 23,45,900 ESOPs Number of stock options granted during the financial year: 37,53,610. This number includes 3,36,057 ESOPs granted to MD and DMD (erstwhile ED) for performance in F.Y. 2022 - 2023.	₹ 123.14 crore (Fixed*) ₹ 4.01 crore (cash variable pay pertaining to financial year ended March 31, 2022, in relation to employees where there was no deferment of cash variable pay). The same category of employees were granted 4,77,800 ESOPs. ₹ 40.86 crore (cash variable pay pertaining to financial year ended March 31, 2022, in relation to employees where there was a deferment of cash variable pay) of which ₹ 20.43 crore was non-deferred variable pay and ₹ 20.43 crore was deferred variable pay. The same category of employees were granted 26,52,191 ESOPs. Number of stock options granted during the financial year: 33,66,409. This number includes 17,811 ESOPs granted as sign-on awards and 2,18,607 ESOPs granted to MD and ED for performance in F.Y. 2020 - 2021

Integrated Annual Report **2023-24** 369

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

Sr. No.	Subject	March 31, 2024	March 31, 2023
		Mr. Sashidhar Jagdishan was awarded cash variable pay ₹ 5.00 crore for the performance year 2022 - 2023, 50% of which was paid out in the F.Y. 2024 basis RBI letter dated - December 21, 2023. The above amount is not included in the variable pay awarded this year as it pertains to the previous year.	Mr. Sashidhar Jagdishan was awarded cash variable pay ₹ 2.10 crore for the performance year 2020 - 2021, 50% of which was paid out in the F.Y. 2023 basis RBI letter dated - March 23, 2022. The above amount is not included in the variable pay awarded this year as it pertains to the previous year.
(e) (i)	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and / or implicit adjustments	1. Deferred Cash variable pay - ₹ 34.31 crores. 2. Employee Stock Options (ESOP) - 98,70,019 Options	1. Deferred Cash variable pay - ₹ 34.13 crores. 2. ^Employee Stock Options (ESOP) - 56,39,409 Options
(e) (ii)	Total amount of reductions during the financial year due to ex-post explicit adjustments	Nil	Nil
(e) (iii)	Total amount of reductions during the financial year due to ex-post implicit adjustments	Nil	Nil
(f)	Number of MRTs (Material Risk Takers) identified.	92	76
(g) (i)	Number of cases where Malus has been exercised.	None	None
(g) (ii)	Number of cases where Clawback has been exercised.	None	None
(g) (iii)	Number of cases where both Malus and Clawback have been exercised.	None	None
General Quantitative Disclosure	The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay.	The mean pay for the Bank as a whole is ₹ 0.077 crore as of March 31, 2024. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is **99:1** as of March 31, 2024. The ratio of the fixed pay of the deputy managing director to the mean pay of the Bank as a whole is **94:1** as of March 31, 2024. The ratio of the fixed pay of the executive director (Mr. Srinivasa V Rangan) to the mean pay of the Bank as a whole is **91:1** as of March 31, 2024. The ratio of the fixed pay of the executive director (Mr. Bhavesh Zaveri) to the mean pay of the Bank as a whole is **60:1** as of March 31, 2024.	The mean pay for the Bank as a whole is ₹ 0.08 crore as of March 31, 2023. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 94:1 as of March 31, 2023. The ratio of the fixed pay of the other whole time director to the mean pay of the Bank as a whole is 87:1 as of March 31, 2023.

* Excludes gratuity benefits, since the same is computed at Bank level.

[1] RBI in its letter dated November 23, 2023 approved the appointment of Mr. Srinivasa V Rangan as WTD (Designated as ED) of HDFC Bank Ltd at Fixed Pay of ₹ 7.03 crore per annum which is over and above the Fixed Pay disclosed in sr. no.(d).

^ In accordance with the RBI guidelines, Employee Stock Options are to be included as part of variable pay. The number of options reported as part of deferred remuneration comprise of Employee Stock Options granted during the financial year 2023-24 (as part of non cash variable pay) and are yet to be vested.

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Disclosure on remuneration to Non-Executive Directors

Remuneration by way of sitting fees to the Non-Executive Directors for attending meetings of the Board and its committees during the year ended March 31, 2024 amounted to ₹ 4.51 crore (previous year: ₹ 4.44 crore).

Further, in accordance with RBI guidelines, remuneration to all Non-Executive Directors other than the Chairperson for the year ended March 31, 2024 amounted to ₹ 1.52 crore (previous year: ₹ 1.60 crore).

18. Other Disclosures

18.1 Business ratios / information

Particulars	March 31, 2024	March 31, 2023
Interest income as a percentage to working funds[1]	8.41%	7.60%
Net interest income[2] as a percentage to working funds	3.53%	4.08%
Net interest income as a percentage to average interest earning assets	3.74%	4.33%
Non-interest income as a percentage to working funds	1.60%	1.47%
Cost of Deposits[3]	4.87%	3.80%
Operating profit[4] as a percentage to working funds	3.07%	3.31%
Return on assets (average)	1.98%	2.07%
Business[5] per employee (₹ in crore)	21.49	19.74
Profit per employee[6] (₹ in crore)	0.31	0.28
Debt-Equity Ratio[7]	1.21	0.39
Return on Equity Ratio[8]	16.09%	17.39%

Definitions of certain items in Business ratios / information:

1. Working funds is the daily average of total assets during the year.
2. Net Interest Income = Interest Income - Interest Expense.
3. Cost of Deposits is the ratio of interest expense on deposits to daily average of total deposits.
4. Operating profit is profit for the year before provisions and contingencies and profit / (loss) on sale of fixed assets (net) and other assets (net).
5. Business is the total of quarterly average of net advances and deposits (net of inter-bank deposits).
6. Productivity ratios are based on quarterly average of employee numbers.
7. Debt represents borrowings with residual maturity of more than one year.
8. Return on Equity represents net profit after tax to average equity share capital, employee stock options outstanding and reserves.

18.2 Bancassurance business

Commission income for the year ended March 31, 2024 includes fees of ₹ 3,059.31 crore (previous year: ₹ 1,899.31 crore) in respect of life insurance business and ₹ 914.68 crore (previous year: ₹ 275.70 crore) in respect of general insurance and health insurance business.

18.3 Marketing and distribution

Commission income for the year ended March 31, 2024 includes income from marketing and distribution of ₹ 2,492.82 crore (previous year: ₹ 3,866.29 crore), which comprises of income for displaying publicity materials at the Bank's branches / ATMs, commission on mutual funds, pension and other investment / saving products and sourcing and referral income.

Integrated Annual Report 2023-24 371

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

18.4 Details of Priority Sector Lending Certificates (PSLCs)

The Bank enters into transactions for the sale or purchase of Priority Sector Lending Certificates (PSLCs). In the case of a sale transaction, the Bank sells the fulfilment of priority sector obligation and in the case of a purchase transaction the Bank buys the fulfilment of priority sector obligation through RBI trading platform. There is no transfer of risks or loan assets in such transactions. The details of purchase / sale of PSLCs during the year are as under:

(₹ crore)

Type of PSLCs	For the year ended March 31, 2024		For the year ended March 31, 2023	
	PSLCs bought during the year	PSLCs sold during the year	PSLCs bought during the year	PSLCs sold during the year
Agriculture	-	29,445.50	4.00	11,660.25
Small and Marginal farmers	81,969.75	-	69,992.50	-
Micro Enterprises	-	19,054.50	-	-
General	-	57,077.25	-	24,650.00
Total	**81,969.75**	**105,577.25**	**69,996.50**	**36,310.25**

18.5 Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Provision for income tax[1]		
- Current	12,968.40	14,596.28
- Deferred	(2,885.38)	(219.68)
Provision for NPAs[2]	10,764.66	11,783.25
Provision for diminution in value of non-performing investments	10.15	4.14
Provision for standard assets	1,146.05	422.70
Floating provisions	10,900.00	-
Other provisions and contingencies[3]	671.29	(290.43)
Total	**33,575.17**	**26,296.26**

1. Provision for income tax is net of write back of provision no longer required of ₹ 6,325.04 crore, pursuant to favourable orders received.
2. Includes loss on sale of NPAs / stressed assets.
3. Includes provisions / (write-back) for tax, legal and other contingencies ₹ (336.39) crore (previous year: ₹ (287.88) crore, provisions / (write-back) for securitised-out assets ₹ (26.81) crore (previous year: ₹ (2.55) crore) and provision towards investments in Alternate Investment Funds ₹ 1,034.49 crore (previous year: Nil).

18.6 Implementation of IFRS converged Indian Accounting Standards

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (IND-AS) for scheduled commercial banks, insurers / insurance companies and non-banking financial companies, which was subsequently confirmed by the RBI through its circular dated February 11, 2016. This roadmap required these institutions to prepare IND-AS based financial statements for the accounting periods beginning April 01, 2018 with comparatives for the periods beginning April 01, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with the disclosures required under IND-AS. In April 2018, the RBI deferred the implementation of IND-AS by a year by when the necessary legislative amendments were expected. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, through its circular dated March 22, 2019, deferred the implementation of IND-AS until further notice.

372 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Presently, the Bank prepares and submits its Ind AS Proforma information to the RBI on a half yearly basis. The Bank is well prepared for Ind AS implementation as and when it becomes applicable, with due consideration to updated regulations, accounting standards / guidance and business strategy at the date of actual transition.

The RBI vide its circular dated September 12, 2023 has revised the norms on classification, measurement and valuation of investments, in view of the significant developments in the global standards, the linkages with the capital adequacy framework as well as progress in the domestic financial markets. The Bank has adopted these revised norms which are effective April 01, 2024.

18.7 Payment of DICGC Insurance Premium

(₹ crore)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
1.	Payment of DICGC Insurance Premium (excluding GST)	2,412.30	1,921.30
2.	Arrears in payment of DICGC Premium	-	-

18.8 Disclosure of Letters of Comfort (LoCs) issued by the Bank

The Bank has not issued Letter of Comfort during the year ended March 31, 2024 and March 31, 2023 and there is no outstanding as at March 31, 2024 and March 31, 2023.

18.9 Portfolio-level information on the use of funds raised from green deposits

The Bank has not raised green deposits on or after June 01, 2023 based on the Framework for the acceptance of Green deposits issued by RBI.

19. Other liabilities

- The Bank held provisions towards standard assets amounting to ₹ 10,663.71 crore as at March 31, 2024 (previous year: ₹ 6,988.66 crore). These are included under other liabilities.

  ✓ Provision for standard assets is made @ 0.25% for direct advances to agriculture, individual housing loans and Small and Micro Enterprises (SMEs) sectors, @ 1% for advances to commercial real estate sector, @ 0.75% for advances to commercial real estate - residential housing sector, @ 5% on restructured standard advances, @ 2% until after one year from the date on which the rates are reset at higher rates for housing loans offered at a comparatively lower rate of interest in the first few years and @ 2% on all exposures to the wholly owned step down subsidiaries of the overseas subsidiaries of Indian companies, sanctioned / renewed after December 31, 2015.

  ✓ Provision is maintained at rates higher than the regulatory minimum, on standard advances based on evaluation of the risk and stress in various sectors as per the policy approved by the Board of the Bank.

  ✓ In accordance with regulatory guidelines and based on the information made available by its customers to the Bank, for exposures to customers who have not hedged their foreign currency exposures, provision for standard assets is made at levels ranging up to 0.80% depending on the likely loss the entities could incur on account of exchange rate movements.

  ✓ Provision for standard assets of overseas branches is made at higher of rates prescribed by the overseas regulator or RBI.

  ✓ For all other loans and advances including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts, provision for standard assets is made @ 0.40%.

Integrated Annual Report 2023-24 373

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024ü In accordance with RBI guidelines, an additional provision is made @ 3% on the incremental exposure to the “Specified Borrowers” (except NBFCs HFCs) beyond normally permitted lending limit (NPLL) as defined by the RBI. Other liabilities include contingent provisions of ` 15,513.35crore as at March 31, 2024(previous year: ` 9,236.70crore) in respect of advances and investments. The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2024include unrealised loss on foreign exchange and derivative contracts of ` 10,491.46crore (previous year: ` 9,914.66crore). There is no item under Other Liabilities and Provisions “Others (including provisions)” exceeding 1% of total assets as at March 31, 2024and March 31, 2023. 20. Other fixed assets Other fixed assets include amount capitalised relating to software having useful life upto five years. Details regarding the same are tabulated below: (` crore) Particulars March 31, 2024March 31, 2023Cost As at March 31 of the previous year 5,305.3 34,372.72Addition on amalgamation (Refer Schedule 18(1)) 138.04Additions during the year 1,212.41 1,041.36Deductions during the year (17.05) (108.75) Total (a) 6,638.725,305.3 3Depreciation As at March 31 of the previous year 3,828.163,266.44Addition on amalgamation (Refer Schedule 18(1)) 57.88Charge for the year 822.98670.47On deductions during the year (17.05) (108.75) Total (b) 4,691.973,828.16Net value (a-b) 1,946.751,477.1721. Other assets Other assets include deferred tax asset (net) of ` 8,415.03crore (previous year: ` 6,449.35crore). The break-up of the same is as follows: (` crore) Particulars March 31, 2024March 31, 2023Deferred tax asset arising out of: Loan loss and contingencies 12,249.185,788.25Employee benefits 1,033.7749.83Depreciation 57.5882.58Others 676.87528.69Total (a) 14,017.406,449.35 374HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements (` crore) Particulars March 31, 2024March 31, 2023Deferred tax liability arising out of: Special reserve u/s 36(1)(viii) of the Income tax act, 1961 5,385.82Unrealised MTM on derivatives 216.55Total (b) 5,602.37Deferred tax asset (net) (a-b) 8,415.036,449.35Key items under “Others” in Other assets are as under: (` crore) Particulars March 31, 2024March 31, 2023# Deposits with NABARD SIDBI NHB 118,007.0290,592.86Unrealised gain on foreign exchange and derivative contracts* 10,797.41 12,036.10Deferred tax assets 8,415.036,449.35Accounts receivable 7,913.147,028.11 Deposits & amounts paid in advance 8,443.264,588.20Advances for capital assets 5,074.451,512.26Residual items 4.024.1 3Total 158,654.3 3122,211.01 *The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. # Deposits with NABARD SIDBI NHB exceeded 1% of total asset. Non-banking assets acquired in satisfaction of claims (NBA) (` crore) Particulars March 31, 2024March 31, 2023Opening balance 63.0663.06Addition on amalgamation (Refer Schedule 18(1)) 1,224.70Additions during the year 17.93Reductions during the year 56.77Closing balance 1,248.9263.06Provision held at the beginning of the year 16.6011.83Addition on amalgamation (Refer Schedule 18(1)) 92.03Provision made during the year 4.77Provision reversed during the year 0.27Provision held at the end of the year 108.3616.6022. Interest earned Interest income under the sub-head Income on investments includes dividend on units of mutual funds and equity and preference shares received during the year ended March 31, 2024amounting to ` 1,191.48crore (previous year: ` 412.08crore). 375Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2024

23.	Other income

•	Commission, exchange and brokerage income

Commission, exchange and brokerage income is presented net of related commission expenses.

•	Profit on sale of investment

During the current year, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (‘HDFC Credila’), for a consideration of ` 9,552.73 crore, resulting in a gain of ₹7,341.42 crore. Consequent to the aforesaid sale, HDFC Credila has ceased to be a subsidiary of the Bank with effect from March 19, 2024.

•	Miscellaneous income

Miscellaneous income includes recoveries from written-off accounts amounting to ₹3,441.30 crore (previous year: ₹3,382.41 crore) exceeding 1% of the total income of the Bank.

24.	Other expenditure

Other expenditure includes commission to sales agents amounting to ₹5,284.53 crore (previous year: ₹4,610.13 crore), exceeding 1% of the total income of the Bank.

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

25. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**994.09**	**910.43**
Liabilities assumed on amalgamation (Refer Schedule 18(1))	337.79	-
Interest cost	69.70	64.51
Current service cost	186.28	121.30
Benefits paid	(104.33)	(77.25)
Actuarial (gain) / loss on obligation:		
Experience adjustment	(31.29)	(7.81)
Assumption change	21.57	(17.09)
Present value of obligation as at March 31	**1,473.81**	**994.09**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**991.18**	**895.44**
Assets assumed on amalgamation (Refer Schedule 18(1))	343.36	-
Expected return on plan assets	86.50	61.32
Contributions	65.00	148.57
Benefits paid	(104.33)	(77.25)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	288.49	(36.90)
Assumption change	-	-
Fair value of plan assets as at March 31	**1,670.20**	**991.18**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	1,670.20	991.18
Present value of obligation as at March 31	(1,473.81)	(994.09)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-
Asset / (liability) as at March 31	**196.39**	**(2.91)**
Expenses recognised in Profit and Loss Account		
Interest cost	69.70	64.51
Current service cost	186.28	121.30
Expected return on plan assets	(86.50)	(61.32)
Net actuarial (gain) / loss recognised in the year	(298.21)	12.00
Effect of the limit in para 59(b) of AS 15 on 'Employee Benefits'	-	-
Net cost	**(128.73)**	**136.49**
Actual return on plan assets	374.98	24.42
Estimated contribution for the next year	77.71	153.63
Assumptions		
Discount rate	7.20% per annum	7.40% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	7.00% per annum (Other than IBA employees), 10.00% per annum (IBA employees)

Integrated Annual Report **2023-24** 377

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2024	March 31, 2023
Government securities	45.55%	36.39%
Debenture and bonds	15.57%	16.77%
Equity shares	34.37%	39.94%
Others	4.51%	6.90%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2024	2023	2022	2021	2020
Plan assets	1,670.20	991.18	895.44	743.24	514.93
Defined benefit obligation	1,473.81	994.09	910.43	857.58	725.87
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-	-	-	-
Surplus / (deficit)	196.39	(2.91)	(14.99)	(114.34)	(210.94)
Experience adjustment gain / (loss) on plan assets	288.49	(36.90)	21.96	105.74	(64.41)
Experience adjustment (gain) / loss on plan liabilities	(31.29)	(7.81)	(65.14)	26.48	(8.46)

Pension

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	107.82	88.02
Interest cost	7.61	6.07
Current service cost	1.83	1.54
Past service cost	-	-
Benefits paid	(9.85)	(12.01)
Actuarial (gain) / loss on obligation:		
Experience adjustment	16.83	3.32
Assumption change	(20.77)	20.88
Present value of obligation as at March 31	**103.47**	**107.82**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**0.31**	**0.88**
Expected return on plan assets	0.53	0.04
Contributions	24.18	11.18

378 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Benefits paid	(9.85)	(12.01)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	0.99	0.22
Assumption change	-	-
Fair value of plan assets as at March 31	**16.16**	**0.31**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	16.16	0.31
Present value of obligation as at March 31	(103.47)	(107.82)
Asset / (liability) as at March 31	**(87.31)**	**(107.51)**
Expenses recognised in Profit and Loss Account		
Interest cost	7.61	6.07
Current service cost	1.83	1.54
Past service cost	-	-
Expected return on plan assets	(0.53)	(0.04)
Net actuarial (gain) / loss recognised in the year	(4.94)	23.98
Net cost	**3.97**	**31.55**
Actual return on plan assets	1.53	0.26
Estimated contribution for the next year	7.78	22.95
Assumptions		
Discount rate	7.20% per annum	7.40% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	10.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2024	March 31, 2023
Government securities	8.81%	36.54%
Debenture and bonds	1.02%	4.07%
Others	90.17%	59.39%
Total	**100.00%**	**100.00%**

Integrated Annual Report 2023-24 379

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024Experience adjustment (` crore) Years ended March 31, Particulars 2024202320222021 2020Plan assets 16.160.31 0.880.3 39.51 Defined benefit obligation 103.47107.8288.0289.9964.15Surplus (deficit) (87.31) (107.51) (87.14) (89.66) (54.64) Experience adjustment gain (loss) on plan assets 0.990.220.39(0.20) 0.28Experience adjustment (gain) loss on plan 16.833.326.4431.41 9.06liabilities Provident fund The guidance note on AS-15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and the Bank held a provision of Nil as at March 31, 2024(previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note. Assumptions Particulars March 31, 2024March 31, 2023Discount rate (GOI security yield) 7.20% per annum 7.40% per annum Expected guaranteed interest rate 8.25% per annum 8.10% per annum The Bank does not have any unfunded defined benefit plan. The Bank contributed ` 677.64crore (previous year: ` 531.39crore) to the provident fund, ` 10.65crore (previous year: ` 7.80crore) to the National Pension Scheme (for employees who opted) and ` 92.05crore (previous year: ` 80.3 3crore) to the superannuation plan. The Code on Social Security 2020(‘the Code’) relating to employee benefits, during the employment and post-employment, has received Presidential assent on September 28, 2020. The Code has been published in the Gazette of India. Further, the Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020. The effective date from which the changes are applicable is yet to be notified and rules for quantifying the financial impact are not yet issued. The Bank will assess the impact of the Code and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published. 26. Segment reporting Business segments Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Bank operates in the following segments: a) Treasury The treasury segment primarily consists of net interest earnings from the Bank’s investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts. 380HDFC Bank Limited

b)	Retail banking

i.	Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank’s digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

ii.	Other retail banking

The retail banking segment serves retail customers through the Bank’s branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c)	Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d)	Other banking Business

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e)	Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed

Integrated Annual Report 2023-24	381

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2024 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Total
			Digital banking #	Other Retail Banking			
1	Segment revenue	61,653.66	3.37	233,634.50	175,520.23	30,050.38	500,862.14
2	Unallocated revenue						-
3	Less: Inter-segment revenue						193,280.57
4	Income from operations (1) + (2) - (3)						307,581.57
5	Segment results$	14,190.10	(1.23)	15,661.14	32,280.98	11,104.00	73,234.99
6	Unallocated expenses						2,339.68
7	Income tax expense (including deferred tax)						10,083.03
8	Net profit (5) - (6) - (7)						60,812.28
9	Segment assets	822,926.80	51.34	1,395,037.69	1,274,899.43	97,097.23	3,590,012.49
10	Unallocated assets						27,610.60
11	Total assets (9) + (10)						3,617,623.09
12	Segment liabilities$	94,557.67	56.18	2,046,617.47	973,987.85	8,212.98	3,123,432.15
13	Unallocated liabilities						53,945.13
14	Total liabilities (12) + (13)						3,177,377.28
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						466,580.34
16	Unallocated (10) - (13)						(26,334.53)
17	Total (15) + (16)						440,245.81
18	Capital expenditure	31.45	-	4,168.78	49.06	532.55	4,781.84
19	Depreciation	26.01	-	2,343.71	204.67	235.71	2,810.10
20	Provisions for non - performing assets / others*	-	-	13,644.00	5,935.15	3,913.00	23,492.15
21	Unallocated other provisions*						-

Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$ Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

*Represents material non-cash charge other than depreciation and taxation.

382 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	302,942.78	4,638.77	307,581.55
Assets	3,542,043.24	75,579.82	3,617,623.06
Capital expenditure	4,780.51	1.33	4,781.84

Segment reporting for the year ended March 31, 2023 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Total
			Digital banking #	Other retail banking			
1	Segment revenue	34,322.91	0.64	142,272.51	91,817.32	25,979.31	294,392.69
2	Unallocated revenue						2,548.75
3	Less: Inter-segment revenue						104,141.08
4	Income from operations (1) + (2) - (3)						192,800.36
5	Segment results	2,096.49	(0.85)	14,164.39	33,641.99	9,684.53	59,586.55
6	Unallocated expenses						1,101.25
7	Income tax expense (including deferred tax)						14,376.60
8	Net profit (5) - (6) - (7)						44,108.70
9	Segment assets	641,108.56	40.22	756,028.55	973,689.82	80,748.70	2,451,615.85
10	Unallocated assets						14,465.62
11	Total assets (9) + (10)						2,466,081.47
12	Segment liabilities	73,308.77	41.66	1,590,690.86	464,552.76	7,018.64	2,135,612.69
13	Unallocated liabilities						50,269.77
14	Total liabilities (12) + (13)						2,185,882.46
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						316,003.35
16	Unallocated (10) - (13)						(35,804.34)
17	Total (15) + (16)						280,199.01
18	Capital expenditure	28.52	-	3,071.71	832.78	275.51	4,208.52
19	Depreciation	40.09	-	1,855.64	198.20	148.55	2,242.48
20	Provisions for non - performing assets / others*	(5.00)	-	6,738.00	685.66	4,501.00	11,919.66
21	Unallocated other provisions*						-

* Represents material non-cash charge other than depreciation and taxation.

Vide its circular dated April 07, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.

Integrated Annual Report 2023-24 383

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	190,495.35	2,305.01	192,800.36
Assets	2,402,944.66	63,136.81	2,466,081.47
Capital expenditure	4,204.72	3.80	4,208.52

27. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements - Presentation and Disclosures, the Bank's related parties are disclosed below:

Promoter

Erstwhile Housing Development Finance Corporation Limited (amalgamated with and into the Bank with effect from July 01, 2023)

Subsidiaries

HDFC Securities Limited

HDB Financial Services Limited

Pursuant to the amalgamation of eHDFC Limited with and into the Bank, following entities became subsidiaries of the Bank with effect from July 01, 2023

HDFC Life Insurance Company Limited

HDFC Pension Management Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC International Life and Re Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC Asset Management Company Limited

HDFC AMC International (IFSC) Limited (Subsidiary of HDFC Asset Management Company Limited)

HDFC ERGO General Insurance Company Limited

HDFC Credila Financial Services Limited (ceased to be a related party with effect from March 19, 2024)

HDFC Capital Advisors Limited

HDFC Trustee Company Limited

HDFC Sales Private Limited

HDFC Education and Development Services Private Limited

Griha Investments

Griha Pte Limited

Welfare Trust of the Bank

HDB Employees Welfare Trust

Key management personnel

Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Kaizad Bharucha, Deputy Managing Director

Bhavesh Zaveri, Executive Director (appointed with effect from April 19, 2023)

V. Srinivasa Rangan, Executive Director (appointed with effect from November 23, 2023)

384 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Relatives of key management personnel and their interested entities

Nagsri Sashidhar, Dhruv Sashidhar, Jagdishan Chandrasekharan, Mythra Mahesh, Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Havovi Bharucha, Huzaan Bharucha, Danesh Bharucha, Darius Bharucha, Dilnaaz D Bharucha

With effect from April 19, 2023 - Mala B. Zaveri, Bhakti Zaveri, Akash Metawala, Niharika Zaveri, Dev Metawala, Paresh Zaveri, Kavita Zaveri, Hitesh Zaveri, Aurionpro Solutions Limited, Trejhara Solutions Limited

With effect from November 23, 2023 - S. Anuradha, V. Jayam, S. Abinaya Rangan

The significant transactions between the Bank and related parties for year ended March 31, 2024 are given below. A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category:

- Interest paid: HDFC Life Insurance Company Limited ₹ 298.78 crore; HDB Financial Services Limited ₹ 53.55 crore
- Interest received: HDB Financial Services Limited ₹ 773.69 crore; HDFC Credila Financial Services Limited ₹ 197.69 crore
- Rendering of services: HDFC Life Insurance Company Limited ₹ 2,626.48 crore; HDFC ERGO General Insurance Company Limited ₹ 346.20 crore
- Receiving of services: HDB Financial Services Limited ₹ 2,250.82 crore; HDFC Sales Private Limited ₹ 936.27 crore
- Dividend paid: Kaizad Bharucha ₹ 4.25 crore; Sashidhar Jagdishan ₹ 2.90 crore; Mala B. Zaveri ₹1.09 crore
- Dividend received: HDFC Securities Limited ₹ 774.69 crore; HDB Financial Services Limited ₹ 232.68 crore; HDFC Life Insurance Company Limited ₹ 198.69 crore
- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 12.53 crore

The Bank's related party balances and transactions for the year ended March 31, 2024 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	3,084.99	8.54	37.65	3,131.18
	(6,503.24)	(3,084.99)	(20.56)	(37.65)	(9,646.44)
Deposits placed	-	10.93	0.02	0.02	10.97
	(0.49)	(10.93)	(0.02)	(0.02)	(11.46)
Borrowings	-	6,285.90	-	-	6,285.90
	-	(6,285.90)	-	-	(6,285.90)
Advances given	-	9,730.59	2.42	0.43	9,733.44
	-	(12,094.13)	(2.67)	(1.03)	(12,097.83)
Fixed assets purchased from	-	-	-	13.13	13.13
Fixed assets sold to	-	-	-	-	-
Interest paid to	3.06	391.63	0.44	0.99	396.12
Interest received from	-	971.38	0.29	0.03	971.70
Income from services rendered to	161.15	3,112.17	0.01	0.05	3,273.38

Integrated Annual Report **2023-24** 385

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Expenses for receiving services from	236.64	3,769.80	0.12	13.86	4,020.42
Equity investments	-	12,639.62	-	-	12,639.62
	-	(15,074.59)	-	#	(15,074.59)
Other investments	-	824.77	-	-	824.77
	-	(3,834.69)	-	-	(3,834.69)
Dividend paid to	-	-	7.41	1.13	8.54
Dividend received from	-	1,332.39	-	0.01	1,332.40
Receivable from / Advances paid	-	717.42	-	-	717.42
	(0.58)	(887.45)	-	-	(888.03)
Payable to	-	136.72	-	-	136.72
	(81.70)	(136.72)	-	-	(218.42)
Guarantees given	-	0.26	-	68.43	68.69
	(0.02)	(0.51)	-	(68.43)	(68.96)
Remuneration paid	-	-	27.18	-	27.18
Loans purchased from	11,632.00	-	-	-	11,632.00

# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.
- Remuneration paid is ₹ 9.91 crore to Mr. Sashidhar Jagdishan, ₹ 9.92 crore to Mr. Kaizad Bharucha, ₹ 5.05 crore to Mr. Bhavesh Zaveri and ₹ 2.30 crore to Mr. V. Srinivasa Rangan.

  (above excludes value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2024, approved unpaid deferred bonus in respect of earlier years was ₹ 10.87 crore.

During the year ended March 31, 2024, the Bank purchased ₹ 198.93 crore debt securities from HDB Financial Services Limited issued by it. The Bank also purchased Non SLR securities of ₹ 52.28 crore from HDFC Life Insurance Company Limited.

During the year ended March 31, 2024, the Bank sold SLR securities of ₹ 96.69 crore to HDFC Life Insurance Company Limited. The Bank also sold Non SLR securities of ₹ 721.42 crore and ₹ 705.81 crore to HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2024 was ₹ 3.57 crore and interest on deposit aggregating to ₹ 0.10 crore.

The Bank's related party balances and transactions for the year ended March 31, 2023 are summarised as follows:

The significant transactions between the Bank and related parties for year ended March 31, 2023 are given below

- Interest paid: Housing Development Finance Corporation Limited ₹ 9.53 crore; HDFC Securities Limited ₹ 4.77 crore; HDB Financial Services Limited ₹ 2.71 crore.

- Interest received: HDB Financial Services Limited ₹ 677.81 crore.

386 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Rendering of services: Housing Development Finance Corporation Limited ` 588.82crore. Receiving of services: Housing Development Finance Corporation Limited ` 864.67crore; HDB Financial Services Limited ` 3,062.02crore. Dividend paid: Housing Development Finance Corporation Limited ` 1,340.15crore. Dividend received: HDFC Securities Limited ` 668.36crore; HDB Financial Services Limited ` 142.61 crore. (` crore) Promoter Subsidiaries Key management Relatives of Total Items Related party personnel (KMP) KMP & their interested entities Deposits taken 2,739.28731.3 322.203.823,496.63(4,505.30) (2,539.20) (22.20) (3.86) (7,070.56) Deposits placed 0.3210.9311.25(0.32) (10.93) (11.25) Advances given 7,086.61 0.56# 7,087.17(7,086.61) (0.61) # (7,087.22) Fixed assets purchased from Fixed assets sold to Interest paid to 9.537.480.51 0.1017.62Interest received from 677.81 0.01 677.82Income from services rendered to 588.8278.59# # 667.41 Expenses for receiving services from 864.673,090.953,955.62Equity investments 3,826.493,826.49(3,826.49) (3,826.49) Other investments 4,162.444,162.44(5,105.62) (5,105.62) Dividend paid to 1,340.156.64# 1,346.79Dividend received from 810.98810.98Receivable from 74.4816.9491.42(97.35) (19.11) (116.46) Payable to 77.3516.7794.12(77.35) (152.99) (230.34) Guarantees given 0.350.35(0.35) (0.35) Remuneration paid 20.5820.58Loans purchased from 36,910.1 336,910.1 3# Denotes amount less than ` 1 lakh. Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end. Remuneration paid is ` 10.55crore to Mr. Sashidhar Jagdishan and ` 10.03crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year). Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2023, approved unpaid deferred bonus in respect of earlier years was ` 7.25crore. 387Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

The Bank being an authorised dealer, deals in foreign exchange and derivative transactions with parties which include its promoter. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The notional principal amount of foreign exchange and derivative contracts transacted with the promoter that were outstanding as on March 31, 2023 is ₹ 9,445.12 crore. The contingent credit exposure pertaining to these contracts computed in line with the extant RBI guidelines on exposure norms was ₹ 317.02 crore.

During the year ended March 31, 2023, the Bank sold SLR securities of ₹ 578.89 crore to HDFC Securities Limited.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2023 was ₹ 1.59 crore. The Bank also paid interest on deposit from HDB Employees Welfare Trust aggregating to ₹ 0.80 crore.

28. Leases

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Bank.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Not later than one year	1,925.37	1,437.80
Later than one year and not later than five years	7,242.50	5,370.51
Later than five years	9,813.79	6,829.01
Total	**18,981.66**	**13,637.32**
Total of minimum lease payments recognised in the Profit and Loss Account for the year	2,193.37	1,706.38
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	14.28	21.73
Sub-lease amounts recognised in the Profit and Loss Account for the year	6.01	6.54
Contingent (usage based) lease payments recognised in the Profit and Loss Account for the year	470.37	373.70

The Bank has sub-leased certain of its properties taken on lease.

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Lease Income

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Gross carrying amount of the assets	137.83	28.74
Accumulated depreciation of the assets	31.18	6.62
Total depreciation recognised in the Profit and loss account for the year	3.70	0.48

388 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year. (` crore) Particulars March 31, 2024March 31, 2023Not later than one year 28.1 35.01 Later than one year and not later than five years 20.8319.16Later than five years Total 48.9624.1729. Earnings per equity share Basic and diluted earnings per equity share of the Bank have been calculated based on the net profit after tax of ` 60,812.28crore (previous year: ` 44,108.70crore) and the weighted average number of equity shares outstanding during the year of 7,08,48,07,443(previous year: 5,56,57,14,265). The dilutive impact is on account of stock options units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year. Following is the reconciliation between the basic and diluted earnings per equity share: For the years ended Particulars March 31, 2024March 31, 2023Nominal value per share (`) 1.001.00Basic earnings per share (`) 85.8379.25Effect of potential equity shares (per share) (`) (0.39) (0.36) Diluted earnings per share (`) 85.4478.89Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share: For the years ended Particulars March 31, 2024March 31, 2023Weighted average number of equity shares used in computing basic earnings per equity 7,08,48,07,4435,56,57,14,265share Effect of potential equity shares outstanding 3,24,45,7072,54,69,391 Weighted average number of equity shares used in computing diluted earnings per equity 7,11,72,53,1505,59,11,83,656share Equity shares issued as consideration under the Scheme are included in the weighted average number of shares with effect from appointed and effective date of the amalgamation. 30. Provisions and contingent liabilities Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Bank. 389Integrated Annual Report 2023-24

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2024

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening provision for reward points	696.31	635.91
Provision for reward points made during the year	792.11	553.73
Utilisation / write-back of provision for reward points	(624.88)	(493.33)
Closing provision for reward points	863.54	696.31

b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening provision	542.34	536.09
Movement during the year (net)	27.80	6.25
Closing provision	570.14	542.34

c) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts - taxation	The Bank is a party to various taxation matters in respect of which appeals are pending. The Bank expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts - others	The Bank is a party to various legal proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Bank is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEAF).

*Also refer Schedule 12 - Contingent liabilities

390 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

31. Small and micro industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 02, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments during the years ended March 31, 2024 and March 31, 2023. The above is based on the information available with the Bank which has been relied upon by the auditors.

32. Corporate social responsibility

The details of Corporate Social Responsibility (CSR) activities carried out in line with the CSR Policy of the Bank are given below:

(₹ crore)

Sr. No.	Particulars	March 31, 2024	March 31, 2023
1	Amount required to be spent by the Bank during the year	950.28	823.30
2	Amount of expenditure incurred*	945.06	821.49
3	Amount available for set off from preceding financial years	6.24	9.20
4	Amount required to be setoff for the financial year	5.22	2.96
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-
8	Nature of CSR activities	- Education - Livelihood and Skill development - Rural Development - Health and Sanitation - Financial literacy & Inclusion - Natural Resource Management	- Rural Development - Promotion of Education - Skill Training & Livelihood Enhancement - Financial Literacy & Inclusion - Healthcare & Hygiene
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

* Indicates the amount disbursed by the bank during the financial year.

33. Investor education and protection fund

There has been no delay in transferring amounts, required to be transferred to the Investor Education and Protection Fund by the Bank during the year ended March 31, 2024 and March 31, 2023.

34. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.

Integrated Annual Report 2023-24 391

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS For the year ended March 31, 2024These transactions are part of Bank’s normal banking business, which is conducted after exercising proper due diligence including adherence to “Know Your Customer” guidelines as applicable in respective jurisdiction. Other than the nature of transactions described above, the Bank has not advanced lent invested provided guarantee or security to or in any other person with an understanding to lend invest provide guarantee or security or the like to or in any other person. Similarly, other than the nature of transactions described above, the Bank has not received any funds from any other person with an understanding that the Bank shall lend or invest or provide guarantee or security or the like to or in any other person. 35. Audit trail As per the requirements of rule 3(1) of the Companies (Accounts) Rules 2014the Bank uses only such accounting software for maintaining its books of account that have a feature of recording audit trail of each and every transaction creating an edit log of each change made in the books of account along with the date when such changes were made within such accounting software. This feature of recording audit trail has operated throughout the year and was not tampered with during the year. In respect of certain masters in two accounting softwares and for databases the audit trail feature was not enabled during the year. The Bank has established and maintained an adequate internal control framework and based on its assessment, believes that this was effective as of March 31, 2024. 36. Comparative figures The financial statements for the year ended March 31, 2024include the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023onwards and hence the figures for the year are not comparable with those of the previous year. Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year’s presentation. As per our report of even date For and on behalf of the Board For M M Nissim & Co LLP For Price Waterhouse LLP Atanu Chakraborty Sashidhar Jagdishan Chartered Accountants Chartered Accountants Part-time Chairman of the Board Managing Director & CEO ICAI Firm Registration Number: ICAI Firm Registration Number: 107122W/W100672301112E/E300264Kaizad Bharucha Sandeep Parekh Deputy Managing Director Independent Director Sanjay Khemani Sharad Vasant Partner Partner Sunita Maheshwari Lily Vadera Membership Number: 044577Membership Number: 101119Independent Director Independent Director Harsh Kumar Bhanwala Bhavesh Zaveri Independent Director Executive Director V. S. Rangan Renu Karnad Executive Director Non-Executive Director Keki Mistry Srinivasan Vaidyanathan Non-Executive Director Chief Financial Officer Santosh Haldankar Mumbai, April 20, 2024Company Secretary 392HDFC Bank Limited

BASEL III - PILLAR 3 DISCLOSURES

As at March 31, 2024

The Reserve Bank of India (RBI) requires banks to make Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures are available on HDFC Bank’s website under the ‘Regulatory Disclosures’ section. The link to this section is given below:

https://www.hdfcbank.com/personal/resources/regulatory-disclosures

The Regulatory Disclosures section contains the following disclosures:

•	Qualitative and quantitative Pillar 3 disclosures:

•	Scope of application

•	Capital adequacy

•	Credit risk

•	Credit risk: Portfolios subject to the standardised approach

•	Credit risk mitigation: Disclosures for standardised approach

•	Securitisation exposures

•	Market risk in trading book

•	Operational risk

•	Asset Liability Management (‘ALM’) risk management

•	General disclosures for exposures related to counterparty credit risk

•	Equities: Disclosure for banking book positions

•	Composition of capital and reconciliation requirements

•	Main features and full terms and conditions of regulatory capital instruments

•	Leverage ratio disclosures

•	Liquidity coverage ratio disclosure

•	Net stable funding ratio disclosure

Integrated Annual Report 2023-24	393

INDEPENDENT AUDITOR’S REPORT

To the Members of HDFC Bank Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

1.

We have jointly audited the accompanying consolidated financial statements of HDFC Bank Limited (hereinafter referred to as the “Bank” or the “Parent”) and its subsidiaries (Parent and its subsidiaries together referred to as “the Group”) and Employee Welfare Trust, which comprise the Consolidated Balance Sheet as at March 31, 2024, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the Consolidated Financial Statements”).

2.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (“the Act”) in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the consolidated state of affairs of the Group and Employee Welfare Trust as at March 31, 2024, of consolidated profit and its consolidated cash flows for the year ended on that date.

Basis for Opinion

3.

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group and Employee Welfare Trust, in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in India in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India and the relevant provisions of the Act, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in paragraphs 19 to 21 of the “Other Matters” section below, is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

4.

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

394	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Identification and Provisioning of Non-performing Advances (NPA):
Total NPA as at March 31, 2024: 31,056.65 Crores
Provision for NPA as at March 31, 2024: 22,966.09 Crores
(Refer Schedule 9 and Schedule 17 D(3))

Key Audit Matter	How our audit addressed the key audit matter
The Bank is required to comply with the Master Circular dated April 01, 2023 issued by the Reserve Bank of India ("RBI") on "Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances and the minimum provision required for such assets. The Bank is also required to apply its judgement to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors. The identification of Non-performing Advances is also affected by factors like stress and liquidity concerns in certain sectors. The provision for identified Non-performing Advances is estimated based on ageing and classification of Non-performing Advances, nature of product, value of security etc., and is also subject to the minimum provisioning norms specified by RBI. Since the identification of Non-performing Advances and provisioning for Non-performing Advances requires considerable level of management estimation, application of various regulatory requirements and in view of its significance to the overall audit, we have identified this as a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following: • Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts and drawing power; • Identification and classification of Non-performing Advances in accordance with IRAC norms, other regulatory guidelines issued by the RBI and consideration of qualitative aspects; and • Testing of application controls including testing of automated controls and reports. ➢ Evaluated the governance process and controls over calculations of provision for Non-performing Advances and tested that the basis of provisioning is in accordance with the Board of Directors approved policy and IRAC norms. ➢ With respect to classification of Non-performing Advances, verified the date of Non-performing Advances and recomputed the Days Past Due on a sample basis. ➢ On a test check basis, verified the classification of accounts reported by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC'). ➢ With respect to provisions recognised towards Non-performing Advances, provision calculations on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and the policy of the Bank, and compared our outcome to that prepared by the management and tested relevant assumptions and judgements which were used by the management.

Integrated Annual Report **2023-24** 395

INDEPENDENT AUDITOR'S REPORT

Appropriateness of accounting for amalgamation of erstwhile Housing Development Finance Corporation Limited ("erstwhile HDFC Limited") with the Bank, the related adjustments [including adjustments to and integration of Information Technology (IT) systems] and communications with RBI relating to the amalgamation (Refer Schedule 18 Note 1)	
Key Audit Matter	**How our audit addressed the key audit matter**
The composite scheme for the amalgamation of (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited into and with erstwhile HDFC Limited and (ii) erstwhile HDFC Limited into and with the Bank, (the "Scheme") has been given effect to in the Consolidated Financial statements with effect from July 1, 2023 (i.e., the appointed and effective date for the Scheme), in accordance with the 'pooling of interests' method as prescribed in AS-14 "Accounting for Amalgamations". The amalgamation entailed transfer of various IT systems of the erstwhile HDFC Limited to the Bank, including integration of some systems with the financial reporting system and other related applications of the Bank; and transfer of underlying financial data of the erstwhile HDFC Limited's business. Further, the Bank had sought certain forbearances from the RBI. The RBI has granted certain forbearances and provided clarifications to the Bank through various communications. Considering the magnitude of the amounts involved, complexity of the transaction and the related adjustments (including those related to IT systems impacting financial reporting) impacting Consolidated Financial Statements, and in view of its significance to the overall financial statements, we have determined the accounting for the amalgamation and the related adjustments (including those to IT systems impacting financial reporting) and communication with RBI relating to the amalgamation, to be a key audit matter.	Our audit procedures included the following: ➢ Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology general and application controls relating to accounting for amalgamations, and integration of IT Systems (impacting financial reporting) of erstwhile HDFC Limited; ➢ Perused the NCLT approved Scheme of Amalgamation for the appropriateness of determination of the effective date of the scheme and the accounting treatment as prescribed in the Scheme; ➢ Traced the assets and liabilities of erstwhile HDFC Limited recognised on amalgamation to the special purpose financial information as at the appointed and effective date of the Scheme, audited by other auditors; ➢ Tested the share swap and amalgamation adjustments for appropriate recording of the resultant impact on the standalone reserves of the Bank; ➢ Tested on a sample basis the underlying financial data of erstwhile HDFC Limited transferred to the Bank and its integration with the financial information of the Bank as on the effective date; ➢ Read communications of the Bank with the RBI seeking certain forbearances relating to the operations of the Bank post the amalgamation, having an impact on the financial reporting and assessed their impact on the Consolidated Financial Statements; ➢ Assessed the adequacy and appropriateness of the disclosures relating to the amalgamation made in the Consolidated Financial Statements.

396 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Information Technology (“IT”) Systems and Controls impacting Financial Reporting Key Audit Matter How our audit addressed the key audit matter The IT environment of the Bank is complex and involves a large Our procedures with respect to this matter included the following: number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume Ø In assessing the controls over the IT systems of the Bank, we of transactions. involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We As a result, there is a high degree of reliance and dependency on such evaluated and tested relevant IT general controls over the “in- IT systems for the financial reporting process of the Bank. scope” IT systems and IT dependencies identified as relevant for our audit of the consolidated financial statements and financial reporting process of the Bank. On such “in-scope” IT systems, Appropriate IT general controls and IT application controls are required we tested key IT general controls with respect to the following to ensure that such IT systems are able to process the data as required, domains: completely, accurately, and consistently for reliable financial reporting. Program change management, which includes that We have identified certain key IT systems (“in-scope” IT systems) program changes are moved to the production which have an impact on the financial reporting process and the environment as per defined procedures and relevant related controls testing as a key audit matter because of the high segregation of environment is ensured. level of automation, significant number of systems being used by the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial User access management, which includes user access reporting process of the Bank. provisioning, de-provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel. Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. IT operations, which includes job scheduling, monitoring and backup and recovery. Ø We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations accounting procedures, interfaces, segregation of duties and system generated reports, as applicable. Ø We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and or performed alternative audit procedures, where necessary. 397Integrated Annual Report 2023-24

INDEPENDENT AUDITOR'S REPORT

5. The following Key Audit Matters were included in the audit report dated April 19, 2024, containing an unmodified audit opinion on the special purpose consolidated financial statements of HDFC Life Insurance Company Limited ('HDFC Life/ the Holding Company' referred to in its report), a subsidiary of the Parent issued by Price Waterhouse Chartered Accountants LLP and G. M. Kapadia & Co., independent firm of Chartered Accountants reproduced by us as under:

Key Audit Matter	How our audit addressed the key audit matter
Appropriateness of the Timing of Revenue Recognition in the proper period Refer Schedule 14 of the Special purpose consolidated financial statement and for accounting policy, refer Schedule 17 (8) of the Special purpose consolidated financial Statement. During the period, the Holding Company has recognised premium revenue of ₹ 23,768 crores towards new business (first year premium and single premium). Out of the total revenue recognised, ₹ 9,532 crores were recognised during the last quarter. This area was considered a key audit matter because of the significant concentration of revenue during the last quarter of financial period (including cut-off at the Balance sheet date). Due to the nature of the industry, revenue is skewed towards the balance sheet date. Hence, there is possibility that policy sales of the next financial year are accounted in the current period.	Our procedures included the following: • Understood and evaluated the design and tested the operating effectiveness of process and controls relating to recognition of revenue (including testing of key controls for verifying that the revenue has been accrued in the correct accounting period). • Tested on a sample basis the policies at the period end to confirm if related procedural compliances with regard to acceptability of the terms of policy were completed before or after the period end to verify appropriate accounting of revenue. • Verified on a sample basis to verify that policy sales of the next financial year are not accounted for in the current period. • Tested on a sample basis, the unallocated premium to corroborate that there were no policies where risk commenced prior to balance sheet but revenue was not recognized. • Tested the manual accounting journal entries relating to revenue on a sample basis so as to identify unusual or irregular items. We agreed the journal entries tested to supporting evidence. • Tested on a sample basis cheques receipt with the time stamp in case of products like Unit Linked Insurance Plan to confirm the recognition of the revenue in correct accounting period. Based on the work carried out, we did not come across any material exception which suggests that the revenue recognition is not accounted in the correct period

Schedule 14 and Schedule 17 (8), as described in the above paragraph, are included in the Schedule 14 and Schedule 17 D (11), respectively of the Consolidated Financial Statements.

398 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Key Audit Matter	How our audit addressed the key audit matter
Appropriateness of the classification and valuation of Investments Refer Schedule 7 and 8 of the Special purpose consolidated financial statement. For accounting policy, refer Schedule 17 D(1) and D(17) to the special purpose consolidated financial statements. The Holding Company holds investments against policy holders' liabilities, linked liabilities and shareholders' funds. A significant portion of the assets of the Holding Company is in the form of investments (total investments as at March 31, 2024 is R 292,220 crore). As prescribed by IRDAI all investments including derivative instruments, should be made and managed in accordance with the Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016 (the "Investment Regulations") and policies approved by Board of Directors of the Holding Company. Further, investments including derivative instruments (which involves complex calculations to value such instruments) should be valued as prescribed in the Investment Regulations which state the valuation methodology to be used for each class of investment. This area was considered as a key audit matter as the valuation of unlisted or not frequently traded investment involves management judgement. Also, due to events affecting the investee company's rating, there could be a need to reclassify investment and assess its valuation / impairment per the requirements of the Investment Regulations and / or Holding Company's internal policies.	Our procedures included the following: • Understood Management's process and controls to ensure proper classification and valuation / impairment of Investment. • Evaluated the design and tested operating effectiveness of the related controls implemented by the management. • Testing of key controls over investment classification and valuation / impairment • Tested on a sample basis, the correct recording of investments (including derivative instruments), classification and compliance with Investment Regulations and policies approved by the Board of Directors. • Tested on a sample basis the valuation of securities which have been valued in accordance with the Investment Regulations and the Holding Company's accounting policies. We verified the calculations made by management to assess the value of derivative instruments by involving auditor's independent experts. • Tested on a sample basis impairment of securities (including reversal of impairment) which have been impaired / impairment recognised earlier has been (reversed) in accordance with the Investment Regulations and Holding Company's impairment policies. • For unlisted and not frequently traded investments, we evaluated management's valuation model and assumptions and corroborated these with regulatory requirements and the Holding Company's internal policies including impairment. • For an event specific reclassification and valuation, we corroborated management's assessment with the regulatory requirements and the Holding Company's internal policies. Based on the work carried out, we did not come across any material exception which suggests that the investments were not properly classified or valued.

Schedule 7 and 8, Schedule 17 D(1) and D(17), as described in the above paragraph, are included in the Schedule 7 and 8, Schedule 17 D(1) and 17 D(26), respectively of the Consolidated Financial Statements.

Integrated Annual Report **2023-24** 399

INDEPENDENT AUDITOR'S REPORT

Key Audit Matter	How our audit addressed the key audit matter
Recognition of provisions and disclosures of Contingencies relating to certain matters pertaining to Goods and service tax (GST) and Income tax Refer Schedule 19 note 7 of special purpose consolidated financial statement and For accounting policy, refer Schedule note 17 no. 16 to the Consolidated Financial Statements. The Holding Company has received various demands and show cause notices (SCN) (mostly industry specific) from the tax authorities in respect of matters relating to GST and income tax. In relation to GST the matters were mainly towards short reversal of Input Tax Credit (ITC), wrong availment and utilisation of ITC on expenses, excess claim of ITC, reverse chargeability of GST on Agency mentor, service tax on policy fees, switch fees, interest on revival charges, reimbursement of sales promotion and marketing expenses etc. The income tax the matter was mainly towards disallowance of expenses. The Holding Company's Management with the help of its experts, external advisors and counsel (together Holding Company's management expert), where applicable, have made judgments relating to the likelihood of an obligation arising and whether there is a need to recognize a provision or disclose a contingent liability. This area is considered as a key audit matter, as evaluation of these matters requires Management judgement, estimation and assessment, interpretation of laws and regulations and application of relevant judicial precedents to determine the probability of outcome of ongoing proceedings and outflow of economic resources, if any, and the recognition of provisions, disclosure of contingent liabilities and related disclosures to be made in the Consolidated Financial Statements.	Our audit procedures included the following: • Understood Management's process and control for determining tax litigations and its appropriate accounting and disclosure. • Evaluating the design and testing operating effectiveness of controls over the recognition, measurement, presentation and disclosure made in the Consolidated Financial Statements in respect of these matters. Testing key controls implemented by the Holding Company's Management with respect to tax litigations. • Examining orders / SCN from tax authorities and Holding Company's management responses thereto. • Where applicable, examining external legal opinions obtained by the Holding Company's Management. • Evaluating competence and capabilities of the Holding Company's Management's experts. • Inquired pending matters with the Holding Company's Management. • Assessed the Holding Company's Management's conclusions which included involvement of auditors' experts, as applicable, to gain an understanding of the current status of the tax cases and monitoring of changes in disputes to establish that the tax provisions / contingencies reflect the latest external developments and discussed with those charged with governance. • Assessing the adequacy of disclosures related to these matters in the Consolidated Financial Statements. Based on the above procedures in respect of certain matters pertaining to GST and Income Tax we determined that the extent of provisioning and disclosure of contingent liabilities and related disclosures as at March 31, 2024 is reasonable.

Schedule 19 note 7 and Schedule note 17 no. 16, as described in the above paragraph, are included in the Schedule 18(9) and Schedule 17 D (25), respectively of the Consolidated Financial Statements.

400 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

6. The following Key Audit Matters were included in the audit report dated April 12, 2024, containing an unmodified audit opinion on the special purpose financial information of HDB Financial Services Limited ('HDB Financial Services/ the 'Company' referred to in its report), a subsidiary of the Parent issued by B. K. Khare & Co. and KKC & Associates LLP, independent firm of Chartered Accountants reproduced by us as under:

Sr No	Key Audit Matter	How our audit addressed the key audit matter
1	Provisioning based on Income Recognition, Asset Classification & Provisioning ('IRACP') norms of Reserve Bank of India and testing of Impairment of assets, more particularly the Loan Book of the Company	
Refer to the accounting policies in 'Note 2.3 of Schedule 18 to the Special purpose financial information: Advances' and 'Note 2.9 of Schedule 18 to the Special purpose financial information: Revenue Recognition'		
	Subjective estimates: Provisions in respect of non-performing and restructured advances are made by the management basis its assessment of the degree of impairment of the advances and / or increase of significant credit risks subject to the minimum provisioning levels prescribed under the Prudential Norms on Income Recognition, Asset Classification & Provisioning ('IRACP'), prescribed by the RBI from time to time. The provision on non-performing assets (NPAs) are also based on the existence and valuation of the security available. In case of restructured accounts, provision is ascertained in the light of regulatory requirements and the RBI guidelines. The aforesaid is identified as Key Audit Matter considering significance of the management's judgement involved in determining the credit risk and adequacy of the provision, more particularly in view of the fact that ascertained provisions are in excess of the prescribed regulatory norms contained in IRACP.	**Our key audit procedures included:** Review of policy / procedures & design/controls ➢ Minutely going through the Board approved Policy and approach concerning the assessment of credit and other risks and ascertainment / ageing of default by the borrowers and procedures in relation to stages and NPA computation. ➢ Assessing the design, implementation and operating effectiveness of key internal financial controls including monitoring process of overdue loans (and those which became overdue after the reporting date), measurement of provision, identification of NPA accounts, assessing the reliability of management information, which included overdue reports. ➢ Understanding management's approach, interpretation, systems and control implemented in relation to probability of default and stage-wise bifurcation of product-wise portfolios for timely ascertainment of stress and early warning signals. ➢ Testing of review controls over measurement of provisions and disclosures in Special purpose financial information. ➢ Involvement of Information system resource to obtain comfort over data integrity and process of report generation through interface of various systems. Substantive verification ➢ Test of details over of calculation of NPA provisions, including provisions on restructured loans, as at the year-end for assessing the completeness, accuracy and relevance of data and to ensure that the same is in compliance with the Prudential and IRACP Norms. ➢ Obtaining adequate understanding of regulatory updates pertaining to IRACP and allied matters and verifying the Company's endeavours for the compliance thereof.

Note 2.3 of Schedule 18 and Note 2.9 of Schedule 18, as described in the above paragraph, are included in the Schedule 17 D(3) and Schedule 17 D(11), respectively of the Consolidated Financial Statements.

Integrated Annual Report **2023-24** 401

INDEPENDENT AUDITOR'S REPORT

Sr No	Key Audit Matter	How our audit addressed the key audit matter
2	**Information Technology**	
	IT systems and controls The Company's financial reporting processes are dependent on technology considering significant number of transactions that are processed daily across multiple and discrete Information Technology ('IT') systems. The Financial accounting system of the Company is interfaced with several other IT systems including Loan Management & Originating systems and several other systemic workflows. IT general and application controls are critical to ensure that changes to applications and underlying data are made in an appropriate manner. Adequate controls contribute to mitigating the risk of potential fraud or errors as a result of changes to the applications and data. These includes implementation of preventive and detective controls across critical applications and infrastructure. Due to the pervasive nature of role of information technology systems in financial reporting, in our preliminary risk assessment, we planned our audit by assessing the risk of a material misstatement arising from the technology as significant for the audit, hence the Key Audit Matter.	In course of audit, our focus was on user access management, change management, segregation of duties, system reconciliation controls and system application controls over key financial accounting and reporting systems. We performed a range of audit procedures, which included: ➢ Review of the report of is Audit carried in earlier year(s) by an independent firm of Chartered Accountants pertaining to IT systems general controls including access rights over applications, operating systems and databases relied upon for financial reporting. ➢ Deployed our internal experts to carry out IT general Controls testing and identifying gaps, if any. ➢ Our other processes include: • Selectively recomputing interest calculations and maturity dates; • Selectively re-evaluating masters updation, interface with resultant reports; • Selective testing of the interface of INFOR with other IT systems like LMS and other workflows. • Testing of the system generated reports and accounting entries manually for core financial reporting matters (i.e. verification around the computer system) • Evaluating the design, implementation and operating effectiveness of the significant accounts-related IT automated controls which are relevant to the accuracy of system calculation, and the consistency of data transmission. • Other areas that were independently assessed included password policies, system configurations, system interface controls, controls over changes to applications and databases.

402 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business 7. The following Key Audit Matters were reported to us by the joint auditors, G. M. Kapadia & Co. and B S R & Co. LLP, of HDFC ERGO General Insurance Company Limited, a subsidiary of the Parent vide their communication dated April 16, 2024 which are reproduced by us as under: Information Technology (IT) Systems Key Audit Matter The Company is highly dependent on data from various information technology systems including automated controls to process and record large volume of transactions, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company’s financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit. How the matter was addressed in our audit Our audit procedures included the following: • We involved our IT specialists for assessment of the IT systems and controls over financial reporting; • Understood General IT Controls (GITC) over key financial accounting and reporting systems (referred to as “in-scope systems”) which covered access controls, program / system changes, program development and computer operations; • Understood the IT infrastructure i.e. operating systems and databases and related data security controls; • Tested controls over IT infrastructure covering user access including privilege users and system changes; • Evaluated design and operating effectiveness for in-scope systems and application controls which covered segregation of duties, system interfaces, completeness and accuracy of data feeds and system reconciliation controls; and • Evaluated policies and strategies adopted by the Company in relation to operational security of key information infrastructure, data and client information management and monitoring and crisis management. Integrated Annual Report 2023-24 40 3

I ND E P E ND E N T A U D I T O R ’ S R E P O R T Valuation and impairment determination of Investments Refer Schedule 8 of the Special Purpose Financial Information Key Audit Matter The Company’s investment portfolio has been bifurcated into Policyholders investments and Shareholders investments in terms of IRDAI guidelines. Total investments represent 87.38 percent of the Company’s total assets as at 31 March 2024. Investments amounting to INR 25,354.97 Crores are valued as per the Group Accounting Policy, based on which: • the listed equity shares, additional Tier I bonds and mutual fund units have been valued at fair value; and • debt securities and unlisted equity shares are valued at historical cost. Investments in listed equity shares, additional Tier I bonds and mutual funds does not represent higher risk of material misstatement, however, is considered to be a key audit matter due to its materiality to the special purpose financial information. Further, investments in debt securities and unlisted equity shares are assessed for impairment as per the Company’s investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the determination of impairment of these investments. Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matters of most significance in the special purpose financial information. How the matter was addressed in our audit Our audit procedures included the following: • Understood the Company’s process and tested the controls on the valuation of investments; • Evaluated design, implementation and operating effectiveness of key controls over the valuation process including impairment, including management’s review and approval of the estimates and assumptions used for the valuation including key authorization and data input controls; • Evaluated appropriateness of valuation methodologies with reference to the Valuation Policy; • Performed independent price-verification for samples using external quoted prices and by agreeing the management’s observable inputs used in valuation techniques to external data for listed and unlisted investments on test check basis; • For selected samples of investments measured at historical cost, we have tested the Company’s assessment of impairment and evaluated whether the same was in accordance with the Company’s impairment policy; and • Evaluated appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the Company’s investment valuation and impairment assessment as per policy. Schedule 8, as described in the above paragraph, is included in the Schedule 8 of the Consolidated Financial Statements. 40 4 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business 8. The following Key Audit Matter was included in the audit report dated April 12, 2024, containing an unmodified audit opinion on the Fit for Consolidation Pack of HDFC Securities Limited (‘HDFC Securities Limited/ the Company’ referred to in its report), a subsidiary of the Parent issued by S. R. Batliboi & Co. LLP, an independent firm of Chartered Accountants reproduced by us as under: Key Audit Matter 1. IT Systems and controls The financial accounting and reporting systems of the Company are fundamentally reliant on IT systems and IT controls to process significant transaction volumes. Automated accounting procedures and IT environment controls, which include IT governance, general IT controls over program development and changes, access to programs and data and IT operations, are required to be designed and to operate effectively to ensure accurate financial reporting. Therefore, due to the pervasive nature and complexity of the IT environment, the assessment of the general IT controls and the application controls specific to the accounting and preparation of the financial information is considered to be a key audit matter. How our audit addressed the key audit matter We performed the following procedures assisted by specialized IT auditors on the IT infrastructure and applications relevant to financial reporting: • Tested the design and operating effectiveness of IT access controls, including audit trail, -over the information systems that are relevant to financial reporting and relevant interfaces, configuration and other identified application controls. • Tested IT general controls (logical access, change management and aspects of IT operational controls). This included testing that requests for access and changes of access to systems were appropriately reviewed, authorized. • Tested the Company’s periodic review of access rights. • We also tested requests of changes to systems for approval and authorization. • Tested the design and operating effectiveness of compensating manual controls in case deficiencies were identified and, where necessary, extended the scope of our substantive audit procedures. Integrated Annual Report 2023-24 40 5

I ND E P E ND E N T A U D I T O R ’ S R E P O R T 9. The following Key Audit Matter was reported to us by the auditors, B S R & Co. LLP, of HDFC Asset Management Company Limited (‘HDFC Asset Management Company Limited’/ the Company’ referred to in its report), a subsidiary of the Parent, vide their communication dated April 19, 2024 which is reproduced by us as under: Key Audit Matter Investment Management Fee is a significant account balance in the Consolidated Statement of Profit and Loss.  Other Information Investment management fees from the Mutual fund consists of fees from various schemes which invest in different categories of securities in the market like Equity, Debt etc. We have identified revenue from investment management service as a key audit matter since: 1. The calculation of investment management fees is a percentage of the assets under management (‘AUM’) managed by the Company. There is a process wherein approved fee rates is a manual input in the system for computation of Investment Management Fee income. AUM is calculated by the system on a daily basis for each scheme. 2.    Multiple schemes of HDFC Mutual Fund require effective monitoring over key financial terms and conditions being captured and applied accurately. Any discrepancy in such computations could result in misstatement of investment management fee recognised in the consolidated financial statements. How the audit was addressed in our audit In view of the significance of the matter we applied the following audit procedures in this area, among others to obtain sufficient appropriate audit evidence: Testing of Design and Operating Effectiveness of controls:- i. Understood and evaluated the design and implementation of authorisation controls and other key controls relating to recognition of investment management fee; ii. Test checked the operating effectiveness of authorisation controls, and other key controls over recognition of investment management fee. Substantive tests: iii. Evaluated the appropriateness of revenue recognition in respect of investment management fee income based on the requirements of AS 9; iv. Obtained and tested arithmetical accuracy of investment management fee calculations and reconciled investment management fee to amounts included in the consolidated financial statements for completeness of income recognition; v. Test checked that investment management fee rates were approved by authorised personnel before being manually entered in the system; vi. Obtained and read the investment management fee certification reports, issued by the statutory auditors of mutual fund schemes for such work and reconciled the certified amounts with the accounting records; vii. Test checked the investment management fee invoices and reconciled with the accounting records; viii. Test checked the receipts of money of Investment Management fee income in the bank statements; Evaluated the adequacy of disclosures relating to the investment management fee earned by the Company. Other Information 10. The Bank’s Board of Directors is responsible for the other information. The other information comprises the information included in Annual report but does not include the Standalone Financial Statements and Consolidated Financial Statements and our and other auditor’s report thereon. The Annual report is expected to be made available to us after the date of this auditor’s report. Our opinion on the Consolidated Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations. 40 6 HDFC Bank Limited

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

11.

The Bank’s Board of Directors is responsible for the preparation and presentation of these Consolidated Financial Statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including the Employee Welfare Trust in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949 and circulars and guidelines issued by the Reserve Bank of India (“RBI”) from time to time. The respective Board of Directors of the companies included in the Group and the trustees of the Employee Welfare Trust are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and the Employee Welfare Trust and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Board of Directors of the Bank, as aforesaid.

12.

In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group and the trustees of Employee Welfare Trust are responsible for assessing the ability of the Group and the Employee Welfare Trust to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group and the Employee Welfare Trust to cease operations, or has no realistic alternative but to do so.

13.

The respective Board of Directors of the companies included in the Group and the trustees of the Employee Welfare Trust are responsible for overseeing the financial reporting process of the Group and the Employee Welfare Trust.

Auditor’s Responsibilities for the audit of the Consolidated Financial Statements

14.

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

15.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Integrated Annual Report 2023-24	407

INDEPENDENT AUDITOR’S REPORT

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and the Employee Welfare Trust to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Employee Welfare Trust to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and the Employee Welfare Trust to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the Consolidated Financial Statements of which we are the independent auditors. For the other entities included in the Consolidated Financial Statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

16.

We communicate with those charged with governance of the Bank and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

17.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

18.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

19.

We did not audit the financial information of 2 subsidiaries and Employee Welfare Trust whose financial information reflect total assets of R 1,08,464.64 crore and net assets of R 16,270.52 crore as at March 31, 2024, total revenues of R 18,620.83 crore, total net profit after tax of R 3,375.20 crore and net cash flows amounting to R 1,837.48 crore for the year ended on that date, as considered in the Consolidated Financial Statements. These financial information have been audited by other auditors whose reports and other communications have been furnished to us by the Management, and our opinion on the Consolidated Financial Statements insofar as it relates to the amounts and disclosures included in respect of these subsidiaries and the Employee Welfare Trust, and our report in terms of sub-section (3) of Section 143 of the Act including report on Other Information insofar as it relates to the aforesaid subsidiaries and Employee Welfare Trust, is based solely on the reports and other communications of the other auditors.

20.

We did not audit the financial information of 7 subsidiaries whose financial information reflect total assets of R 36,064.32 crore and net assets of R 10,998.90 crore as at March 31, 2024, total revenue of R 12,313.45 crore, total net profit after tax of R 1,459.65 crore and net cash flows amounting to R 164.34 crore for the period from July 1, 2023 to

408	HDFC Bank Limited

March 31, 2024, as considered in the Consolidated Financial Statements. These financial information have been audited by other auditors whose reports and other communications have been furnished to us by the Management, and our opinion on the Consolidated Financial Statements insofar as it relates to the amounts and disclosures included in respect of these subsidiaries and our report in terms of sub-section (3) of Section 143 of the Act including report on Other Information insofar as it relates to the aforesaid subsidiaries, is based solely on the reports and other Communications of the other auditors.

21.

We did not audit the financial information of 1 subsidiary whose financial information reflect total assets of R 3,02,768.19 crore and net assets of R 14,666.39 crore as at March 31, 2024, total revenue of R 78,409.16 crore, total net profit after tax of R 1,099.42 crore and net cash flows amounting to R 383.52 crore for the period from July 1, 2023 to March 31, 2024, as considered in the Consolidated Financial Statements. These financial information have been jointly audited by a network audit firm of one of the joint auditor of the Bank along with the other joint auditor of the subsidiary, whose report and other communication have been furnished to us by the Management, and our opinion on the Consolidated Financial Statements insofar as it relates to the amounts and disclosures included in respect of this subsidiary and our report in terms of sub-section (3) of Section 143 of the Act including report on Other Information insofar as it relates to the aforesaid subsidiary, is based solely on the report and other communication of the other auditors.

22.

The special purpose financial information of erstwhile HDFC Limited as at the day beginning of July 1, 2023 (i.e. the appointed and effective date for the Scheme) considered to give effect to the Scheme as on that date was audited by other auditors, whose report expressing an unmodified opinion thereon, has been furnished to us by the Management.

Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters stated in paragraphs 19 to 22 with respect to our reliance on the work done and the reports of the other auditors.

23.

The following other matter paragraph has been included in the audit report on the special purpose consolidated financial information of HDFC Life Insurance Company Limited (‘HDFC Life / the Parent Company’ referred to in its report), a subsidiary of the Bank, issued by their auditors, vide their report dated April 19, 2024:

“The actuarial valuation of liabilities for life policies in-force and policies where premium is discontinued but liabilities exist, is the responsibility of the Holding Company’s Appointed Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities as at March 31, 2024 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (“IRDAI”) and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary’s certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the special purpose consolidated financial statements.”

24.

The following other matter paragraph has been included in the audit report on the special purpose financial information of HDFC ERGO General Insurance Company Limited (‘the Company’ as referred to in its report), a subsidiary of the Bank, issued by their auditors, vide their report dated April 16, 2024:

“The actuarial valuation of liabilities for non-life policies is the responsibility of the Company’s Appointed Actuary (the “Appointed Actuary”). The actuarial valuation of the outstanding claims reserves that are estimated using statistical methods, Premium Deficiency Reserve (the “PDR”), Incurred but Not Reported (“IBNR”) including Incurred but Not Enough Reported (“IBNER”) as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary’s certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves that are estimated using statistical methods, PDR, IBNR (including IBNER) reserves, as contained in the special purpose financial information of the Company.”

Our opinion is not modified in respect of the matters stated in paragraph 23 and 24 above.

Integrated Annual Report 2023-24	409

INDEPENDENT AUDITOR’S REPORT

Report on other legal and regulatory requirements

25.

In our opinion, the Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

26.	As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

(a)	We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

(b)

The transactions of the Bank which have come to our notice have been within the powers of the Bank, other than those relating to leasing of immovable properties acquired on amalgamation of the erstwhile HDFC Limited with the Bank, as disclosed in Note 18 (1) to the Consolidated Financial Statements; and

(c)

During the course of our audit, we have visited 90 branches to examine the books of accounts and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at the Bank’s Head office located in Mumbai as all the necessary records and data required for the purposes of our audit are available there.

27. As required by Section 143(3) of the Act, we report, to the extent applicable, that:

(a)

We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements;

(b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept so far as it appears from our examination of those books and the reports and other communications of the other auditors, except for the matters stated in paragraph 27(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended) (“the Rules”);

(c)

The Consolidated Balance Sheet, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement dealt with by this report are in agreement with the relevant books of account and records maintained for the purpose of preparation of the Consolidated Financial Statements;

(d)

In our opinion, the aforesaid Consolidated Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI;

(e)

On the basis of the written representations received from the directors of the Bank as on March 31, 2024 taken on record by the Board of Directors of the Bank and the reports and other communications of the statutory auditors of its subsidiary companies, incorporated in India, none of the directors of the Group companies, is disqualified as on March 31, 2024 from being appointed as a director in terms of Section 164(2) of the Act;

(f)

With respect to the maintenance of accounts and other matters connected therewith, reference is made to our remarks in paragraph 27(b) above on reporting under section 143(3)(b) and paragraph 27(h)(vi) below on reporting under Rule 11(g) of the Rules, by us with respect to Bank and based on the reports and other communications of the statutory auditors of its subsidiary companies, incorporated in India.

(g)

With respect to the adequacy of internal financial controls with reference to Consolidated Financial Statements of the Group and the operating effectiveness of such controls, refer to our separate report in Annexure A;

410	HDFC Bank Limited

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

i.

The Consolidated Financial Statements disclose the impact, if any, of pending litigations on the consolidated financial position of the Group and the Employee Welfare Trust - Refer Schedule 12(I) and 12(II), Schedule 17 D(25), Schedule 18 note 9 and note 20(b) to the Consolidated Financial Statements.

ii.

Provision has been made in the Consolidated Financial Statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivative contracts as at March 31, 2024 - Schedule 17 D(10) and 17 D(25), Schedule 18 note 9 and note 20(b) to the Consolidated Financial Statements in respect of such items as it relates to the Group and the Employee Welfare Trust.

iii.	There has been no delay in transferring amounts required to be transferred to the Investor Education and Protection Fund by the Bank and its subsidiary companies incorporated in India.

iv.

(a) The respective Managements of the Bank and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and the other auditors of such subsidiaries, respectively, that to the best of their knowledge and belief, other than as disclosed in the Schedule 18 note 23, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiaries to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Bank and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18 note 23, no funds (which are material either individually or in the aggregate) have been received by the Bank or any of such subsidiaries from any person(s) or entity(ies), including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures, that has been considered reasonable and appropriate in the circumstances, performed by us and those performed by the auditors of the subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, nothing has come to our or other auditors’ notice that has caused us or the other auditors to believe that the representations under sub-clause (i) and (ii) of Rule 11(e) contain any material misstatement.

v.	The dividend declared and paid during the year by the Bank and its subsidiary companies incorporated in India, is in compliance with Section 123 of the Act.

Integrated Annual Report 2023-24	411

I ND E P E ND E N T A U D I T O R ’ S R E P O R T vi. Based on our examination, which included test checks, and that performed by the respective auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, except for the instances mentioned below in respect of the Bank and five subsidiaries, the Bank and subsidiaries have used accounting software for maintaining books of account which have a feature of recording audit trail (edit log) facility and that has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of performing the procedures, we, and the respective auditors of subsidiaries, did not notice any instance of the audit trail feature being tampered with. Number of Description of Instances instances Instances of migration to an upgraded version of software and inability of the auditor to comment on the old version of One software in the absence of comprehensive information. Instances of inability of the auditor to comment on certain software in the absence of comprehensive information. One Instances where either the audit trail feature is not enabled, or where the feature is enabled but audit trail is not Four maintained for some software / applications / database used for maintaining records relating to certain transactions. Instances where the audit trail feature is either not enabled, or feature is enabled but not operated for some applications Two used for maintaining records relating to certain transactions for part of the year. Instances where the audit log of modification does not capture the pre-modified values. One 28. In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable. Based on the consideration of reports and other communications of the statutory auditors of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, the subsidiary companies, the remuneration paid / provided for managerial renumeration was in accordance with the provisions of section 197 of the Act, read with section 34A of the Insurance Act, 1938. Further, based on the consideration of reports and other communications of the statutory auditors of other subsidiaries incorporated in India, the remuneration paid / provided for managerial renumeration was in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V of the Act. For M M Nissim & Co LLP  Chartered Accountants Firm Registration Number: 107122W/W100672  Sanjay Khemani Partner Membership Number: 044577 UDIN:24044577BKFGRZ6669 Place: Mumbai Date: April 20, 2024 For Price Waterhouse LLP Chartered Accountants Firm Registration Number: 301112E/E300264 Sharad Vasant Partner Membership Number: 101119 UDIN: 24101119BKFOAO7120 Place: Mumbai Date: April 20, 2024 4 12 HDFC Bank Limited

Annexure A to Independent Auditor’s Report

Referred to in paragraph 27(g) of the Independent Auditor’s Report of even date to the members of HDFC Bank Limited on the Consolidated Financial Statements for the year ended March 31, 2024

Independent Auditor’s Report on the Internal Financial Controls with reference to Consolidated Financial Statements under clause (i) of sub-section 3 of Section 143 of the Act

1.

In conjunction with our audit of the Consolidated Financial Statements of the HDFC Bank Limited ( the ‘Bank’ or the ‘Parent’) as of and for the year ended March 31, 2024, we have audited the internal financial controls with reference to Consolidated Financial Statements of the Bank and its subsidiary companies , which are companies incorporated in India, as of that date (the Bank and its subsidiaries together referred to as the “Group”).

Management’s Responsibility for Internal Financial Controls

2.

The respective Board of Directors of the companies included in the Group, to whom reporting under clause (i) of sub section 3 of Section 143 of the Act in respect of the adequacy of the internal financial controls with reference to Consolidated Financial statements is applicable, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (“the Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

3.

Our responsibility is to express an opinion on the Group’s internal financial controls with reference to Consolidated Financial statements based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial statements was established and maintained and if such controls operated effectively in all material respects.

4.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error.

5.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below is sufficient and appropriate to provide a basis for our audit opinion on the Group’s internal financial controls system with reference to Consolidated Financial Statements.

Integrated Annual Report 2023-24	413

INDEPENDENT AUDITOR’S REPORT

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

6.

A Bank’s internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles. A Bank’s internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group’s assets that could have a material effect on the Consolidated Financial Statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

7.

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8.

In our opinion, the Group, has, in all material respects, an adequate internal financial controls system with reference to Consolidated Financial statements and such internal financial controls with reference to Consolidated Financial statements were operating effectively as at March 31, 2024, based on the internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

9.

Our aforesaid reports under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to Consolidated Financial Statements insofar as it relates to 8 subsidiary companies, which are companies incorporated in India, is based on the corresponding reports of the other auditors.

Our opinion is not modified in respect of this matter.

414	HDFC Bank Limited

10.

The following other matter paragraph has been included in the Annexure ‘A’ to the audit report on special purpose consolidated financial statement of HDFC Life Insurance Company Limited (‘HDFC Life/ the Parent Company’ referred to in its report), the subsidiary of the Bank, issued by the joint auditors of HDFC Life Insurance Company Limited vide their report dated April 19, 2024, reproduced by us as under:

“The actuarial valuation of liabilities for life policies in force and policies where premium is discontinued but liability exists as at March 31, 2024 is required to be certified by the Holding Company’s Appointed Actuary as per the regulations, and has been relied upon by us, as mentioned in Para 11 of our audit report on the special purpose consolidate financial statements for the period ended March 31, 2024. Accordingly, our opinion on the internal financial controls with reference to special purpose consolidated financial statements does not include reporting on the operating effectiveness of the management’s internal controls over the valuation and accuracy of the aforesaid actuarial valuation.”

Our opinion above is not modified in respect of this matter.

For M M Nissim & Co LLP	For Price Waterhouse LLP
Chartered Accountants	Chartered Accountants
Firm Registration Number:	Firm Registration Number:
107122W/W100672	301112E/E300264

Sanjay Khemani	Sharad Vasant
Partner	Partner
Membership Number: 044577	Membership Number: 101119
UDIN:24044577BKFGRZ6669	UDIN: 24101119BKFOAO7120

Place: Mumbai	Place: Mumbai
Date: April 20, 2024	Date: April 20, 2024

Integrated Annual Report 2023-24	415

C O N SO L I D AT E D B A L A N C E S H E E T As at March 31, 2024  ₹ in crore Schedule  As at March 31, 2023 CAPITAL V EARNINGS PER EQUITY SHARE (FACE VALUE ` 1 PER SHARE) IV APPROPRIATIONs III PROFIT II EXPENDITURE AND LIABILITIES  I INCOME Capital 1 759.69 557.97 Employees stock options outstanding 18 (4) 2,652.72 1,117.20 Reserves and surplus 2 452,982.84 287,762.33 Minority interest 2A 13,383.40 860.26 Deposits 3 2,376,887.28 1,882,663.25 Borrowings 4 730,615.46 256,548.66 Other liabilities and provisions 5 174,832.07 100,922.77 Policyholders’ funds  278,080.80 - Total  4,030,194.26 2,530,432.44 ASSETS  Cash and balances with Reserve Bank of India 6 178,718.67 117,189.28 Balances with banks and money at call and short notice 7 50,115.84 79,958.53 Investments 8 1,005,681.63 511,581.71 Advances 9 2,565,891.41 1,661,949.29 Fixed assets 10 12,603.76 8,282.56 Other assets 11 217,182.95 151,322.28 Goodwill on Consolidation  - 148.79 Total  4,030,194.26 2,530,432.44 Contingent liabilities 12 2,344,487.73 1,750,953.81 Bills for collection  65,332.87 71,439.54 Significant accounting policies and notes to the Consolidated Financial Statements 17 & 18 The schedules referred to above form an integral part of the Consolidated Balance  Sheet.  As per our report of even date For M M Nissim & Co LLP Chartered Accountants ICAI Firm Registration Number: 107122W/W100672 Sanjay Khemani Partner Membership Number: 044577 For Price Waterhouse LLP Chartered Accountants ICAI Firm Registration Number: 301112E/E300264 Sharad Vasant Partner Membership Number: 101119 For and on behalf of the Board Atanu Chakraborty Part-time Chairman of the Board Kaizad Bharucha Deputy Managing Director Sunita Maheshwari Independent Director Harsh Kumar Bhanwala Independent Director V. S. Rangan Executive Director Keki Mistry Non-Executive Director Santosh Haldankar Company Secretary Sashidhar Jagdishan Managing Director & CEO Sandeep Parekh Independent Director Lily Vadera Independent Director Bhavesh Zaveri Executive Director Renu Karnad Non-Executive Director Srinivasan Vaidyanathan Chief Financial Officer Mumbai, April 20, 2024 416 HDFC Bank Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2024

₹ in crore

	Schedule	Year ended March 31, 2024	Year ended March 31, 2023
I INCOME			
Interest earned	13	283,649.02	170,754.05
Other income	14	124,345.75	33,912.05
Total		**407,994.77**	**204,666.10**
II EXPENDITURE			
Interest expended	15	154,138.55	77,779.94
Operating expenses	16	152,269.34	51,533.69
Provisions and contingencies	18 (9)	36,140.38	29,203.77
Total		**342,548.27**	**158,517.40**
III PROFIT			
Consolidated Net Profit for the year before minorities' interest		65,446.50	46,148.70
Less: Minority Interest		1,384.46	151.59
Consolidated Net Profit for the year attributable to the group		64,062.04	45,997.11
Brought forward consolidated profit attributable to the group		120,369.35	99,062.77
Addition on amalgamation	18 (1)	3,570.10	-
Total		**188,001.49**	**145,059.88**
IV APPROPRIATIONS			
Transfer to Statutory Reserve		15,684.72	11,445.96
Transfer to General Reserve		6,081.23	4,410.87
Transfer to Special Reserve		3,000.00	500.00
Transfer to Capital Reserve		4,166.41	4.62
Transfer to / (from) Investment Reserve Account (net)		529.42	(294.79)
Transfer to / (from) Investment Fluctuation Reserve		378.00	82.00
Dividend pertaining to previous year paid during the year		8,404.42	8,604.52
Transfer to / (from) Minority Interest (opening adjustment)		(288.28)	(62.65)
Balance carried over to consolidated balance sheet		150,045.57	120,369.35
Total		**188,001.49**	**145,059.88**
V EARNINGS PER EQUITY SHARE (FACE VALUE ₹ 1 PER SHARE)	18 (19)	₹	₹
Basic		90.42	82.64
Diluted		90.01	82.27
Significant accounting policies and notes to the Consolidated Financial Statements The schedules referred to above form an integral part of the Consolidated Profit and Loss Account.	17 & 18		

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 20, 2024

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Deputy Managing Director

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Integrated Annual Report **2023-24** 417

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2024

₹ in crore

	Year ended March 31, 2024	Year ended March 31, 2023
Cash flows from operating activities:		
Consolidated profit before income tax and after minority interest	75,184.14	61,346.80
Adjustments for:		
Depreciation on fixed assets	3,092.08	2,345.47
(Profit) / loss on revaluation of investments	(6,957.14)	545.82
Amortisation of premium on held to maturity investments	966.09	851.20
Profit on sale of fixed assets	(75.36)	(8.05)
Profit on sale of investment in subsidiary	(7,341.42)	-
Provision / charge for non performing assets	12,540.05	13,561.19
Floating provisions	10,900.00	-
Provision for standard assets and contingencies	1,578.23	292.89
Employee stock options / units expense	1,731.73	787.06
	91,618.40	**79,722.38**
Adjustments for:		
Increase in investments	(88,411.63)	(64,182.03)
Increase in advances	(309,210.70)	(254,569.45)
Increase in deposits	336,964.81	324,660.22
Increase in other assets	(31,197.26)	(58,909.79)
Increase in other liabilities and provisions	6,420.40	10,459.86
Increase in policyholders' funds	35,728.16	-
	41,912.18	**37,181.19**
Direct taxes paid (net of refunds)	(22,842.84)	(16,367.49)
Net cash flows from operating activities	**19,069.34**	**20,813.70**
Cash flows from investing activities:		
Purchase of fixed assets	(4,286.72)	(3,466.57)
Proceeds from sale of fixed assets	99.82	42.68
Proceeds from sale of investment in subsidiary (net)	9,500.67	-
Net cash flow from / (used) in investing activities	**5,313.77**	**(3,423.89)**
Cash flows from financing activities:		
Increase in minority interest	1,201.66	198.96
Proceeds from exercise of convertible equity warrants	3,192.81	-
Proceeds from issue of share capital other than warrants	5,249.73	3,415.83

418 HDFC Bank Limited

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2024

₹ in crore

	Year ended March 31, 2024	Year ended March 31, 2023
Proceeds from issue of Tier 1 and Tier 2 capital instruments	2,350.00	23,000.00
Redemption of Tier 1 and Tier 2 capital instruments	(230.00)	(12,077.00)
(Decrease) / Increase in other borrowings	(7,342.84)	18,007.29
Dividend paid during the year	(8,404.42)	(8,604.52)
Net cash flow (used) / from financing activities	**(3,983.06)**	**23,940.56**
Effect of fluctuation in foreign currency translation reserve	104.94	431.71
Net increase in cash and cash equivalents	**20,504.99**	**41,762.08**
Cash and cash equivalents at the beginning of the year	**197,147.81**	**155,385.73**
Cash and cash equivalents acquired on amalgamation	**11,181.71**	**-**
Cash and cash equivalents at the end of the year	**228,834.51**	**197,147.81**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 20, 2024

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Deputy Managing Director

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Bhavesh Zaveri
Executive Director

V. S. Rangan
Executive Director

Renu Karnad
Non-Executive Director

Keki Mistry
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Integrated Annual Report **2023-24** 419

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2024

SCHEDULE 1 - CAPITAL

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
Authorised capital			
11,90,61,00,000 (31 March, 2023: 6,50,00,00,000) Equity Shares of ₹1/- each		1,190.61	650.00
Issued, subscribed and paid-up capital			
7,59,69,10,662 (31 March, 2023: 5,57,97,42,786) Equity Shares of ₹1/- each		759.69	557.97
Total		**759.69**	**557.97**

SCHEDULE 2 - RESERVES AND SURPLUS

₹ in crore

		Schedule	As at March 31, 2024	As at March 31, 2023
I	**Statutory Reserve**			
	Opening balance		64,373.87	52,927.91
	Additions during the year	18 (5)	15,684.72	11,445.96
	Addition on amalgamation	18 (1)	8,055.73	-
	Total		**88,114.32**	**64,373.87**
II	**General Reserve**			
	Opening balance		24,892.80	20,481.93
	Additions during the year	18 (5)	6,082.57	4,410.87
	Addition on amalgamation	18 (1)	22,902.33	-
	Total		**53,877.70**	**24,892.80**
III	**Balance in profit and loss account**		**150,045.57**	**120,369.35**
IV	**Share Premium**			
	Opening balance		66,539.42	63,119.16
	Additions during the year		8,785.02	3,420.26
	Addition on amalgamation		51,728.83	-
	Total	18 (1)	**127,053.27**	**66,539.42**
V	**Special Reserve**			
	Opening balance		500.00	-
	Additions during the year	18 (5)	3,000.00	500.00
	Addition on amalgamation	18 (1)	22,768.18	-
	Total		**26,268.18**	**500.00**
VI	**Amalgamation Reserve - I**			
	Opening balance		1,063.56	1,063.56
	Addition on amalgamation		-	-
	Total	18 (5)	**1,063.56**	**1,063.56**

420 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible SCHEDULE 3 - DEPOSITS SCHEDULE 4 - BORROWINGS SCHEDULE 2A - MINORITY INTEREST Business ₹ in crore As at Schedule March 31, 2023 VII Amalgamation Reserve—II Opening balance— - Additions / (deductions) on amalgamation 18 (5) (13,947.06)— Total 18 (1) (13,947.06)— VIII Capital Reserve Opening balance 5,627.54 5,622.92 Additions during the year 18 (5) 4,166.60 4.62 Addition on amalgamation 18 (1) 0.04 — Total 9,794.18 5,627.54 IX Investment Reserve Account Opening balance - 294.79 Additions during the year 18 (5) 718.18 107.73 Deductions during the year (188.75) (402.52) Total 529.43 — X Investment Fluctuation Reserve Opening balance 3,701.00 3,619.00 Additions during the year 18 (5) 378.00 82.00 Addition on amalgamation 18 (1) 953.00 — Total 5,032.00 3,701.00 XI Foreign Currency Translation Reserve Opening balance 778.85 347.15 Additions during the year 104.94 431.70 Total 18 (5) 883.79 778.85 XII Cash Flow Hedge Reserve Opening balance (84.06) (108.09) Additions / (deductions) during the year (20.69) 24.03 Addition on amalgamation 18 (1) 937.05 — Total 18 (5) 832.30 (84.06) XIII Other Reserves Opening balance— — Additions during the year 18 (5) 145.57 — Total 145.57 — XIV Capital reserve on consolidation (net of goodwill) 18 (5) 3,290.03 -Total 452,982.84 287,762.33 Integrated Annual Report 2023-24 42 1

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET
As at March 31, 2024

SCHEDULE 2A - MINORITY INTEREST

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
Minority interest at the date on which parent subsidiary relationship came into existence		27.60	27.60
Addition on amalgamation		11,232.85	-
Subsequent increase		2,122.95	832.66
Minority interest on the date of balance sheet		**13,383.40**	**860.26**

SCHEDULE 3 - DEPOSITS

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
A I Demand deposits			
(i) From banks		3,704.74	3,097.86
(ii) From others		304,071.93	269,819.77
Total		**307,776.67**	**272,917.63**
II Savings bank deposits		**598,743.72**	**562,491.14**
III Term deposits			
(i) From banks		17,767.08	24,091.11
(ii) From others		1,452,599.81	1,023,163.37
Total		**1,470,366.89**	**1,047,254.48**
Total		**2,376,887.28**	**1,882,663.25**
B I Deposits of branches in India		2,354,694.75	1,865,420.25
II Deposits of branches outside India		22,192.53	17,243.00
Total		**2,376,887.28**	**1,882,663.25**

SCHEDULE 4 - BORROWINGS

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
I Borrowings in India			
(i) Reserve Bank of India		4,556.00	9,020.00
(ii) Other banks		138,414.60	17,538.29
(iii) Other institutions and agencies		148,410.04	95,782.45
(iv) Tier 1 and Tier 2 capital instruments		30,583.32	28,550.00
(v) Other bonds and debentures		299,626.91	46,619.58
Total		**621,590.87**	**197,510.32**
II Borrowings outside India		**109,024.59**	**59,038.34**
Total		**730,615.46**	**256,548.66**

Secured borrowings included in I & II above: ₹ 68,131.87 crore (previous year: ₹ 40,658.85 crore) except borrowings of ₹ 5,654.13 crore (previous year: ₹ 9,020.00 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

422 HDFC Bank Limited

Statutory Reports and Overview Introduction SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE Our Performance How We Create Value Our Strategy Responsible Business Financial Statements SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS C in crore As at As at Schedule March 31, 2024 March 31, 2023 I Bills payable 13,932.56 11,790.76 II Interest accrued 23,853.43 11,393.84 III Contingent provisions against standard assets 11,005.15 7,252.06 IV Others (including provisions) 126,040.93 70,486.11 Total 174,832.07 100,922.77 SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA C in crore As at As at Schedule March 31, 2024 March 31, 2023 I Cash in hand (including foreign currency notes) 13,060.08 13,271.35 II Balances with Reserve Bank of India: (a) In current accounts 131,892.59 94,391.93 (b) In other accounts 33,766.00 9,526.00 Total 165,658.59 103,917.93 Total 178,718.67 117,189.28 SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE C in crore As at As at Schedule March 31, 2024 March 31, 2023 I In India (i) Balances with banks: (a) In current accounts 1,036.55 933.34 (b) In other deposit accounts 5,247.91 4,100.75 Total 6,284.46 5,034.09 (ii) Money at call and short notice: (a) With banks 200.00 - (b) With other institutions 3,819.32 45,527.54 Total 4,019.32 45,527.54 Total 10,303.78 50,561.63 II Outside India (i) In current accounts 10,324.23 13,552.76 (ii) In other deposit accounts 11,933.99 3,890.26 (iii) Money at call and short notice 17,553.84 11,953.88 Total 39,812.06 29,396.90 Total 50,115.84 79,958.53 Integrated Annual Report 2023-24 42 3

SCHEDULES TO THE CONSOLIDATED B A L A N C E S H E E T As at March 31, 2024 SCHEDULE 8 - INVESTMENTS C in crore As at As at Schedule March 31, 2024 March 31, 2023 A Investments in India in (i) Government securities 654,866.87 438,861.82 (ii) Other approved securities - - (iii) Shares 5,116.10 522.53 (iv) Debentures and bonds 20,395.38 54,125.99 (v) Investments - Policyholders 293,986.13 - (vi) Subsidiaries / joint ventures 200.00 - (vii) Others (Units of Mutual funds / AIFs / REITs, CDs, CPs, PTCs and security receipts) 29,044.34 16,570.37 Total 1,003,608.82 510,080.71 B Investments outside India in (i) Government securities (including local authorities) 248.04 79.72 (ii) Other investments (a) Shares 21.53 2.64 (b) Debentures and bonds 1,627.48 1,418.64 (iii) Investments - Policyholders 175.76 - Total 2,072.81 1,501.00 Total 1,005,681.63 511,581.71 C Investments I Investments in India (i) Gross value of investments 999,371.75 511,392.67 (ii) Aggregate of provisions for (depreciation) / appreciation 4,237.07 (1,311.96) (iii) Net investments 1,003,608.82 510,080.71 II Investments outside India (i) Gross value of investments 2,079.98 1,601.89 (ii) Aggregate of provisions for (depreciation) / appreciation (7.17) (100.89) (iii) Net investments 2,072.81 1,501.00 Total 1,005,681.63 511,581.71 42 4 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements SCHEDULE 9 - ADVANCES C in crore As at As at Schedule March 31, 2024 March 31, 2023 A (i) Bills purchased and discounted 24,032.92 20,720.04 (ii) Cash credits, overdrafts and loans repayable on demand 627,239.54 557,132.92 (iii) Term loans 1,914,618.95 1,084,096.33 Total 2,565,891.41 1,661,949.29 B (i) Secured by tangible assets* 1,973,108.03 1,119,882.71 (ii) Covered by bank / government guarantees 41,598.52 45,453.63 (iii) Unsecured 551,184.86 496,612.95 Total 2,565,891.41 1,661,949.29 * Including advances against book debts C I Advances in India: (i) Priority sector 780,715.25 534,388.32 (ii) Public sector 140,554.70 135,907.74 (iii) Banks 2,567.12 6,403.88 (iv) Others 1,603,405.20 943,500.41 Total 2,527,242.27 1,620,200.35 C II Advances outside India: (i) Due from banks 2,756.16 2,296.29 (ii) Due from others: (a) Bills purchased and discounted 714.86 604.09 (b) Syndicated loans 1,180.49 1,988.24 (c) Others 33,997.62 36,860.32 Total 38,649.13 41,748.94 Total 2,565,891.41 1,661,949.29 (Advances are net of provisions) SCHEDULE 10 - FIXED ASSETS C in crore As at As at Schedule March 31, 2024 March 31, 2023 A Premises (including land) Gross block At cost on 31st March of the preceding year 2,462.70 2,209.47 Additions during the year 399.31 279.98 Additions on amalgamation 2,218.19 - Deductions during the year (25.58) (26.75) Total 5,054.62 2,462.70 Depreciation As at 31st March of the preceding year 820.30 755.51 Integrated Annual Report 2023-24 42 5

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET
As at March 31, 2024

₹ in crore

		Schedule	As at March 31, 2024	As at March 31, 2023
	Charge for the year		99.56	85.47
	Additions on amalgamation		631.54	-
	On deductions during the year		(20.76)	(20.68)
	Total		**1,530.64**	**820.30**
	Net block		**3,523.98**	**1,642.40**
B	**Other fixed assets** *(including furniture and fixtures)*			
	Gross block			
	At cost on 31st March of the preceding year		18,756.18	15,319.05
	Additions during the year		4,934.43	4,095.99
	Additions on amalgamation		2,152.97	-
	Deductions during the year		(670.78)	(658.86)
	Total		**25,172.80**	**18,756.18**
	Depreciation			
	As at 31st March of the preceding year		12,116.02	10,489.73
	Charge for the year		2,994.24	2,257.93
	Additions on amalgamation		1,531.52	-
	On deductions during the year		(546.01)	(631.64)
	Total		**16,095.77**	**12,116.02**
	Net block		**9,077.03**	**6,640.16**
C	**Assets on lease** *(plant and machinery)*			
	Gross block			
	At cost on 31st March of the preceding year		454.69	454.69
	Additions during the year		2.05	-
	Additions on amalgamation		43.97	-
	Deductions during the year		(461.80)	-
	Total		**38.91**	**454.69**
	Depreciation			
	As at 31st March of the preceding year		410.45	410.45
	Additions on amalgamation		42.18	-
	Charge for the year		0.87	-
	On deductions during the year		(417.34)	-
	Total		**36.16**	**410.45**
	Lease adjustment account			
	As at 31st March of the preceding year		44.24	44.24
	On deductions during the year		(44.24)	-
	Total		**-**	**44.24**
	Unamortised cost of assets on lease		2.75	-
	Total		**12,603.76**	**8,282.56**

426 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

SCHEDULE 11 - OTHER ASSETS

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
I	Interest accrued	25,472.97	18,690.52
II	Advance tax / tax deducted at source (net of provisions)	17,438.99	5,201.11
III	Stationery and stamps	64.73	42.79
IV	Non banking assets acquired in satisfaction of claims	1,140.56	46.45
V	Security deposit for commercial and residential property	982.49	672.53
VI	Deferred Tax Assets	9,301.96	7,292.26
VII	Others	162,781.25	119,376.62
	Total	**217,182.95**	**151,322.28**

SCHEDULE 12 - CONTINGENT LIABILITIES

₹ in crore

	Schedule	As at March 31, 2024	As at March 31, 2023
I	Claims against the bank not acknowledged as debts - taxation	6,313.40	1,364.73
II	Claims against the bank not acknowledged as debts - others	242.49	231.71
III	Liability for partly paid investments	729.97	-
IV	Liability on account of outstanding forward exchange contracts	1,212,552.79	905,222.14
V	Liability on account of outstanding derivative contracts	914,436.99	674,604.31
VI	Guarantees given on behalf of constituents - in India	126,031.26	100,987.55
	- outside India	287.53	264.34
VII	Acceptances, endorsements and other obligations	71,008.38	61,455.55
VIII	Other items for which the Bank is contingently liable	12,884.92	6,823.48
	Total	**2,344,487.73**	**1,750,953.81**

Integrated Annual Report **2023-24** 427

SCHEDULES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT For the year ended March 31, 2024 SCHEDULE 13 - INTEREST EARNED C in crore Year ended Year ended Schedule March 31, 2024 March 31, 2023 I Interest / discount on advances / bills 217,979.34 135,767.33 II Income on investments 57,524.80 31,173.30 III Interest on balance with RBI and other inter-bank funds 2,634.63 1,149.25 IV Others 5,510.25 2,664.17 Total 283,649.02 170,754.05 SCHEDULE 14 - OTHER INCOME C in crore Year ended Year ended Schedule March 31, 2024 March 31, 2023 I Commission, exchange and brokerage 30,621.36 26,263.21 II Profit / (loss) on sale of investments (net) 20,095.80 (485.59) III Profit / (loss) on revaluation of investments (net) 6,957.14 (545.82) IV Profit / (loss) on sale of building and other assets (net) 199.85 93.38 V Profit / (loss) on exchange / derivative transactions (net) 3,870.27 4,081.85 VI Premium and other operating income from insurance business 57,858.60 - VII Miscellaneous income 4,742.73 4,505.02 Total 124,345.75 33,912.05 SCHEDULE 15 - INTEREST EXPENDED C in crore Year ended Year ended Schedule March 31, 2024 March 31, 2023 I Interest on deposits 99,401.50 61,509.59 II Interest on RBI / inter-bank borrowings 50,244.76 12,796.49 III Other interest 4,492.29 3,473.86 Total 154,138.55 77,779.94 42 8 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

SCHEDULE 16 - OPERATING EXPENSES

₹ in crore

	Schedule	Year ended March 31, 2024	Year ended March 31, 2023
I	Payments to and provisions for employees	31,023.00	20,016.85
II	Rent, taxes and lighting	3,023.34	2,244.52
III	Printing and stationery	1,021.67	732.84
IV	Advertisement and publicity	1,259.35	269.95
V	Depreciation on bank's property	3,092.08	2,345.47
VI	Directors' fees / remuneration, allowances and expenses	27.07	14.51
VII	Auditors' fees and expenses	26.11	9.72
VIII	Law charges	398.68	348.89
IX	Postage, telegram, telephone etc.	1,050.67	724.08
X	Repairs and maintenance	3,255.75	2,176.50
XI	Insurance	2,486.77	2,250.00
XII	Claims and benefits paid pertaining to insurance business	38,159.35	-
XIII	Other expenses pertaining to insurance business^	40,154.11	-
XIV	Other expenditure*	27,291.39	20,400.36
	Total	**152,269.34**	**51,533.69**

^Includes commission expenses and change in valuation of liability in respect of insurance policies.

**Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.*

Integrated Annual Report **2023-24** 429

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2024

Schedule 17 - Significant accounting policies appended to and forming part of the consolidated financial statements for the year ended March 31, 2024

A BACKGROUND

HDFC Bank Limited ('HDFC Bank' or 'the Bank' or 'the Holding Company'), incorporated in Mumbai, India is a publicly held banking company. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank together with its subsidiaries is engaged in providing a range of banking and financial services, including retail banking, wholesale banking, treasury operations, insurance, asset management, stock broking and other financial services business. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai and Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India. These consolidated financial statements have been prepared by giving effect to the Scheme referred to in Schedule 18(1) from July 01, 2023 onwards.

B PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Bank and its subsidiaries constituting the 'Group'. The Bank consolidates its subsidiaries in accordance with Accounting Standard ('AS') 21, Consolidated Financial Statements, specified under Section 133 of the Companies Act, 2013, on a line-by-line basis by adding together the like items of assets, liabilities, income and expenditure, after elimination of intra-group transactions and intra-group balances, except for equity investment held in group entities through policyholder's funds. Capital reserve / goodwill on consolidation represent the difference between the Group's share in the net worth of the subsidiary and the cost of acquisition at the time of making the investment in / acquisition of the subsidiary. Minority interest representing the part of net results of operations and of the net assets of subsidiary, attributable to interests not owned directly or indirectly through subsidiaries, is presented separately from liabilities and equity.

The Group does not consolidate entities where the control / significant influence is intended to be temporary or entities which operate under severe long term restrictions that impair their ability to transfer funds to parent / investing entity or where the objective of control is not to obtain economic benefit from their activities. For certain investments, even though the shareholding may be below 20%, the Group may be eligible for nominee directors in the investee company. Such investments are considered to be at par with other companies where investment may be bought and sold depending upon market condition. Right to appoint nominee director in the investee companies with protective rights, as such does not result in control or significant influence on such companies.

The consolidated financial statements present the accounts of HDFC Bank Limited with its following subsidiaries:

Name	Relation	Country of incorporation	Ownership interest %	
			March 31, 2024	March 31, 2023
HDFC Life Insurance Company Limited (HLIC)	Subsidiary	India	50.37%	-
HDFC Pension Management Company Limited	HLIC's subsidiary	India	100.00%	-
HDFC International Life and Re Company Limited	HLIC's subsidiary	Dubai	100.00%	-
HDFC Asset Management Company Limited (AMC)	Subsidiary	India	52.55%	-
HDFC AMC International (IFSC) Limited	AMC's Subsidiary	India	100.00%	-
HDFC Trustee Company Limited	Subsidiary	India	100.00%	-
HDFC Sales Private Limited	Subsidiary	India	100.00%	-
HDFC Capital Advisors Limited	Subsidiary	India	89.00%	-
HDFC ERGO General Insurance Company Limited	Subsidiary	India	50.48%	-
Griha Investments	Subsidiary	Mauritius	100.00%	-

430 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Name Relation Country of Ownership interest % incorporation March 31, 2024 March 31, 2023 Griha Pte Limited Subsidiary Singapore 100.00% -HDFC Securities Limited Subsidiary India 95.13% 95.57% HDB Financial Services Limited Subsidiary India 94.64% 94.84% HDB Employee Welfare Trust * India * * * HDB Employee Welfare Trust, a trust established for providing general welfare measures such as medical relief and educational assistance to the employees of the Bank and their dependents has been consolidated. The financial statements of certain subsidiaries are prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’) or applicable local generally accepted accounting principles. The financial statements of such subsidiaries used for consolidation are special purpose financial information prepared in accordance with Generally Accepted Accounting Principles in India (‘GAAP’) specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021. The Bank has not consolidated its subsidiaries viz HDFC Credila Financial Services Ltd (‘HDFC Credila’) and HDFC Education and Development Services Pvt Ltd under AS 21 as the control of these subsidiaries is intended to be temporary (as directed by RBI) on the date of their acquisition. Subsequently, the Bank has diluted its holding in HDFC Credila to 9.99% as on the Balance sheet date. The audited special purpose financial information of foreign subsidiaries used in consolidation are drawn up to the same reporting date as that of the Group. C ACCOUNTING METHODOLOGY The consolidated financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circular, notifications and the guidelines issued by the Reserve Bank of India (RBI) (‘RBI Guidelines’), Securities and Exchange Board of India (‘SEBI’), Insurance Regulatory and Development Authority of India (‘IRDAI’) from time to time, Accounting Standards (‘AS’) specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, as applicable to relevant entities and practices generally prevalent in the banking industry in India. In case the accounting policies followed by a subsidiary is different from those followed by the Bank, the same have been disclosed separately. Use of estimates The preparation of consolidated financial statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the consolidated financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in the accounting estimates is recognised prospectively from the period of change. SIGNIFICANT ACCOUNTING POLICIES . Investments Bank Classification: In accordance with the RBI guidelines, investments are classified on the date of purchase into “Held for Trading” (‘HFT’), “Available for Sale” (‘AFS’) and “Held to Maturity” (‘HTM’) categories (hereinafter called “categories”). Subsequent shifting amongst the categories is done in accordance with the RBI guidelines. Under each of these categories, investments are further classified under six groups (hereinafter called “groups”) - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Integrated Annual Report 2023-24 4 31

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments that are held for resale within 90 days from the date of purchase are classified under HFT category. Investments which the Bank intends to hold till maturity are classified under HTM category. Investments in the equity of subsidiaries / joint ventures are classified under HTM category. Investments which are not classified in either of the above categories are classified under AFS category.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Consolidated Profit and Loss Account and are not included in the cost of acquisition.

Disposal of investments:

Profit / loss on sale of investments under the aforesaid three categories is recognised in the Consolidated Profit and Loss Account. Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is appropriated from the Consolidated Profit and Loss Account to “Capital Reserve”, in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT category and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked to market and the resultant loss, if any, is charged to the Consolidated Profit and Loss Account while gain, if any, is ignored. Profit / Loss on short sale is recognised on settlement date.

Valuation:

Investments classified under AFS and HFT categories are marked to market individually, and depreciation / appreciation is aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups is charged to the Consolidated Profit and Loss Account. The net appreciation, if any, in any of the six groups is not recognised except to the extent of depreciation provided earlier. The book value of individual securities is not changed on such revaluation of investments.

Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

Unquoted Government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the Government of India, are valued as per the prices published by FBIL.

The valuation of other unquoted fixed income securities (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e., applicable FIMMDA published credit spread over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

Unquoted equity shares are valued at the break-up value ascertained from the company’s latest balance sheet. The date as on which the latest balance sheet is drawn up shall not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares shall be valued at C 1 per company. Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT trust respectively.

Investments in unquoted units of Alternative Investment Fund (AIF) are categorised, at the discretion of the Bank, under HTM category for an initial period of three years and valued at cost during this period. Such investments are transferred to the AFS category after the said period of three years. Investments in AFS category are valued at NAV provided by the AIF based on its financial statements. At least once in a year, units are valued based on the latest audited financials (not older than 18 months) of the AIF,

432	HDFC Bank Limited

if available, or at ` 1 per AIF as per the RBI guidelines. Provision on investments in the units of AIFs is made in accordance with the RBI guidelines.

Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spread as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

Investments classified under HTM category are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the remaining maturity period of the security on a constant yield-to-maturity basis. Such amortisation of premium is adjusted against interest income from investments. Any diminution, other than temporary, in the value of investments in HTM category is provided for.

Non-performing investments are identified, and provision are made thereon based on the RBI guidelines. The provision on such non-performing investments is not set off against the appreciation in respect of other performing investments. Interest on non-performing investments is not recognised until received.

Life Insurance

Investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDAI (Investment) Regulations, 2016, and various other circulars / notifications issued by the IRDAI in this context from time to time. Investments are recognised at cost on the date of purchase, which include brokerage and taxes, if any, but exclude interest accrued (i.e. since the previous coupon date) as on the date of purchase.

Classification and valuation of investment (other than linked business) is done on the following basis.

Investments are classified under six groups (hereinafter called “groups”) – Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Securities lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised as investments since all the associated risks and rewards of these securities are retained.

a)	Debt securities

Debt securities, including Government Securities are considered as “held to maturity” and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount, if any, over the period of maturity / holding on a straight-line basis.

Money market instruments like Commercial Papers, Certificate of Deposit, Treasury Bills (T-Bills) and –Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis. Fixed Deposits and Reverse Repo are valued at cost.

Investments in Alternative Investment Fund (AIF) and Security Receipts are valued at cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment.

b)	Equity shares, Equity Exchange Traded Funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investment Trusts (REITs) and Additional Tier I Bonds (AT1 Bonds).

Listed equity shares, equity ETFs, InvITs and REITs are valued at fair value, being the last quoted closing price on the primary exchange as at the Balance Sheet date. In case, the equity shares and equity ETFs, InvITs and REITs are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered. If the equity shares are not traded on any exchange on the Balance Sheet date, then the price at which the equity shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

In case the equity ETFs, InvITs and REITs are not traded either on the primary or the secondary exchange on the Balance Sheet date, then the equity ETFs are valued at the latest available Net Asset Value (NAV) and in case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs and REITs are valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

The AT1 Bonds are valued at market value, using applicable market yields published by SEBI registered rating agency Credit Rating Information Services of India Limited (‘CRISIL’), using Bond Valuer at deemed maturity date of 100 years from the date of issue.

Integrated Annual Report 2023-24	433

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

Unrealised gains or losses arising due to changes in fair value are recognised under the head ‘Reserves and Surplus’ under “Other reserves” in the Consolidated Balance Sheet. Such reserve will not be available for distribution.

Unlisted equity shares listed equity shares and unlisted equity warrants that are not regularly traded in active markets and which are classified as “thinly traded” as per the SEBI guidelines governing mutual funds for valuation of thinly traded securities are valued at historical cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment. Listed equity ETFs that are not regularly traded in the active markets, and which are classified as “thinly traded” as per the aforesaid SEBI guidelines are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the ‘ex-bonus date’. Right entitlements are accrued and recognised on the date the original share (on which the right entitlement accrues) are traded on the stock exchange on an ‘ex-rights date’.

c)	Preference Shares

Redeemable preference shares are considered as “held to maturity” and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount.

Listed preference shares other than redeemable preference shares are valued at fair value, being the last quoted closing price on the primary exchange at the Balance Sheet date. In case, the preference shares are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered.

If preference shares are not traded either on any exchange on the Balance Sheet date, then the price at which the preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

Unrealised gains or losses arising due to changes in fair value are recognised under the head ‘Reserves and Surplus’ under “Other reserves” in the Consolidated Balance Sheet.

Unlisted preference shares (other than redeemable preference shares) and listed preference (other than redeemable preference) shares that are not regularly traded in active markets and which are classified as “thinly traded” as per the aforesaid SEBI guidelines are valued at historical cost, subject to provision for diminution in the value, if any, of such investments determined separately for each individual investment.

d)	Mutual fund

Mutual fund units held at the Balance Sheet date are valued at previous business day’s Net Asset Value (NAV) per unit. Unrealised gains or losses arising due to changes in the fair value of mutual fund units are recognised under the head ‘Reserves and Surplus’ under “Other reserves” in the Consolidated Balance Sheet.

Classification and valuation of investment (linked business) is done on the following basis.

a)	Debt Securities

Debt securities, including Government Securities are valued at market value, using CRISIL Bond Valuer / CRISIL Gilt Prices, as applicable.

Money market instruments like Commercial Papers, Certificate of Deposits, Treasury Bills (T-Bills) and Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a straight-line basis.

Fixed Deposits and investment in Reverse Repo are valued at cost.

Unrealised gains or losses arising on valuation of debt securities are accounted for in the Consolidated Profit and Loss Account.

Securities with call options are valued at the lower of the values as obtained by valuing the security to the final maturity date or to the call option date by using the benchmark rate based on the matrix released by CRISIL on daily basis. In case there are multiple call options, the security is valued at the lowest value obtained by valuing the security to the various call dates or to the final maturity date. Securities with put options are valued at the higher of the value as obtained by valuing the security to the final maturity date or to the put option date by using the benchmark rate based on the matrix released by CRISIL

434	HDFC Bank Limited

on daily basis. In case there are multiple put options, the security is valued at the highest value obtained by valuing the security to the various put option dates or to the final maturity date. Tier II Bonds are valued at their maturity date through bond valuer.

Securities with both put and call options on the same day are deemed to mature on the put and call option day and would be valued on a yield to maturity basis, by using the benchmark rate based on the matrix released by CRISIL on daily basis.

b)	Equity shares, Equity Exchange Traded Funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investment Trusts (REITs), Additional Tier I Bonds (AT1 Bonds) and Preference shares.

Listed equity shares, equity ETFs, preference shares, Infrastructure Investment Trusts (InvITs) and Real Estate Investment Trusts (REITs) are valued and stated at fair value, being the last quoted closing price on the primary exchange at the Balance Sheet date. In case, the equity shares, equity ETFs, InvITs and REITs are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange is considered.

If equity shares / preference shares are not traded either on NSE or BSE on the Balance Sheet date, then the price at which the equity shares / preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

In case the equity ETFs, InvITs and REITs are not traded either on NSE or BSE on the Balance Sheet date, then the equity ETFs are valued at the latest available NAV. In case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs and REITs shall be valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

Unrealised gains or losses arising on such valuations are accounted for in the Consolidated Profit and Loss Account.

Listed equity shares that are not regularly traded in active markets, and which are classified as “thinly traded” as per the guidelines governing mutual funds for valuation of thinly traded securities laid down by SEBI, are valued at historical cost, subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

Listed equity ETFs, InvITs and REITs that are not regularly traded in the active markets and which are classified as “thinly traded” as per the guidelines governing Mutual Funds for valuation of thinly traded securities laid down by SEBI, are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the ‘ex-bonus date’. Right entitlements are accrued and recognised on the date the original shares (on which the right entitlement accrues) are traded on the stock exchange on the ‘ex-rights date’.

All unlisted redeemable preference shares are considered as held to maturity and stated at historical cost.

c)	Mutual funds

Mutual fund units held at the Balance Sheet date are valued at previous business day’s NAV per unit. Unrealised gains or losses arising due to change in the fair value of mutual fund units are recognised in the Consolidated Profit and Loss Account.

Impairment of Investments:

The life insurance entity periodically assesses at each Balance Sheet date whether there is any indication of impairment of investments or reversal of impairment loss earlier recognised. An impairment loss is accounted for as an expense in the Consolidated Profit and Loss Account to the extent of the difference between the remeasured fair value of the investments and its weighted acquisition cost as reduced by any earlier impairment loss accounted for as an expense in the Consolidated Profit and Loss Account. Any reversal of impairment loss earlier recognised in Consolidated Profit and Loss Account, is accounted in the Consolidated Profit and Loss Account.

Purchase and sale transactions between unit linked funds:

The purchase and sale of equity, preference shares, ETFs, InvITs, REITs and Government Securities between unit linked funds is accounted for at the prevailing market price on the date of purchase or sale of investments, if prevailing market price of any security is not available on the date of transfer of investment, then the last available

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As at March 31, 2024

price is considered. In case of debt securities other than Government Securities, transfer of investments is accounted at previous day valuation price in accordance with IRDAI (Investment) Regulations, 2016.

General Insurance

Classification:

Investments are classified under six groups (hereinafter called “groups”) - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Investments are recorded at cost, which include brokerage, taxes, if any, stamp duty and excludes broken period interest.

Valuation:

Investments are made and accounted in accordance with the Insurance Act, 1938, as amended by Insurance Laws (Amendment) Act, 2015, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016 as amended and various other circulars / notifications issued by the IRDAI in this context from time to time.

All debt securities excluding AT I Bonds, and non-convertible preference shares are stated at historical cost subject to amortisation of premium or accretion of discount on constant yield to maturity basis in the Consolidated Profit and Loss Account over the period of maturity / holding.

All mutual fund investments are valued at NAV as at reporting date.

Equity shares actively traded and convertible preference shares as at the reporting date are stated at fair value, being the last quoted closing price on the primary exchange i.e. NSE. However, in case of any stock not being listed on NSE, the same is valued based on the last quoted closing price on BSE. Investment in unlisted shares is stated at historical cost. AT I Bond Investments are fair valued at market yield rates published by rating agency registered with SEBI.

Any unrealized gains / losses arising due to change in fair value of mutual fund investments, listed equity shares and AT I Bonds are accounted in “Other reserves” and carried forward in the Consolidated Balance Sheet and is not available for distribution.

Pursuant to the provisions of IRDAI Circular, the Investment made by the general insurance entity, and fair value change account are bifurcated into Policyholders and Shareholders funds on notional basis.

The general insurance entity assesses whether any impairment has occurred on its investments at each reporting date. If any such indication exists, then carrying value of such investment is reduced to its recoverable amount / market value on the reporting date and the impairment loss is recognised in the Consolidated Profit and Loss Account. If at the reporting date, there is any indication that a previously assessed impairment loss no longer exists, then impairment loss earlier recognised in Consolidated Profit and Loss Account is reversed in Consolidated Profit and Loss account and the investment is restated to that extent.

Other Subsidiaries

Classification:

Investments are classified into long term and current investments in accordance with Accounting Standard 13 (AS-13) “Accounting for Investments”. Investments, that are intended to be held for more than one year from the date on which the investments are made, are classified as long term investments and investments, which are intended to be held for less than one year from the date on which the investments are made, are classified as current investments. Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Valuation:

The cost of an investment includes acquisition charges such as brokerage, fees and duties. Long term investments are valued at cost of acquisition or at amortised cost, if acquired at a premium over face value. Premium over face value is amortised over the remaining period to maturity on a straight-line basis. Provision for diminution is recognised for a decline, if any, which is other than temporary in the value of long term investments. Current investments are valued at cost or market / fair value whichever is lower.

2.	Repurchase and reverse repurchase transactions:

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and

436	HDFC Bank Limited

lending (lending above 14 days’ tenor reported as advances) respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3.	Advances

Bank

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from credit guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

Provisioning:

The Bank classifies its loans and investments, including at overseas branches and overdues from crystallised derivative contracts, into performing and non-performing in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the RBI guidelines. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Specific loan loss provision in respect of non-performing advances is made based on management’s assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank’s policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on specified borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank’s policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. (‘ECGC’) guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank’s total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made in accordance with the said RBI guidelines. The restructured loans are upgraded into standard category as per the extant RBI guidelines. Further, in respect of restructuring of loans pertaining to projects under implementation, the

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As at March 31, 2024

asset classification and necessary provision thereon is made in accordance with the said RBI guidelines.

Non Banking finance companies

Classification:

Advances are classified as standard, sub-standard and doubtful assets as per the policy approved by the Board of the respective entity and as per RBI guidelines. The rates applied for making provisions on non-performing assets (NPA) are higher than those prescribed by the relevant RBI guidelines. Interest on non-performing assets is transferred to an interest suspense account and not recognised in the Consolidated Profit and Loss Account until received. Advances are recognised on disbursement of loan and in case of new asset financing on the transfer of ownership. The non-banking finance entity provides 0.40% on standard assets as stipulated by RBI guidelines. The NBFCs assesses all advances for their recoverability and accordingly recognises provision for non-performing and doubtful assets as per approved policies and guidelines. The non-banking finance entity ensures provisions made are not lower than as stipulated by RBI guidelines.

Loan origination costs:

Brokerage, commission, incentive to employee, etc. paid at the time of acquisition of loans are charged to expenses.

Life Insurance

Classification:

Advances are classified as performing and non-performing and are valued at historical cost and are stated net of loan loss provision.

Provisioning:

All assets where the interest and / or instalment of principal repayment remain overdue for more than 90 days at the Balance Sheet date are classified as non-performing assets (NPA) and provided for in the manner required by the IRDAI regulations on this behalf. In line with the guidelines on prudential norms for income recognition, asset classification, provisioning, and other related matters in respect of debt portfolio, life insurance entity has provided minimum percentage on the value of the standard assets. The provision for standard assets is included under other liabilities.

Non-performing advances are written-off in accordance with the policy as approved by the Board of life insurance entity. Recoveries from bad debts written-off are included under other income.

4.	Securitisation and transfer of assets

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Consolidated Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Group recognises profit upon receipt of the funds and loss is recognised at the time of sale.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Consolidated Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Consolidated Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by Securitisation Company (‘SC’) / Reconstruction Company (‘RC’) exceeds the net book value of the loan at the time of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the Group in SRs issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the SC / RC and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Group.

The Group invests in PTCs issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Group also buys loans through the direct assignment route which are classified as advances. These are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation

438	HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances. 5. Fixed assets and depreciation Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Cost of an intangible asset includes purchase price, non-refundable taxes and duties and any other directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets. Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis except for freehold land. The management believes that the useful life of assets assessed by the Group, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below: Asset Estimated useful life as assessed by the Group Owned Premises 50 to 60 years Automated Teller Machines (ATMs) 10 years • Lease hold land is depreciated over the period of lease. • Improvements to lease hold premises are amortised over the remaining period of lease for other than Asset Management entity. In case of Asset Management entity, amortisation is made over the lease term or 5 years, whichever is less. • Software and system development expenditure is amortised over a period upto 5 years. • Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years. • For assets purchased and sold during the year, depreciation is provided on pro-rata basis. • Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset. • Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve by the Bank. • Assets (other than PoS terminals) costing less than C 5,000 individually are fully depreciated in the year of purchase except general insurance entity. • Goodwill generated through amalgamation / acquisition of rights to operate, administer and manage the mutual fund schemes has been amortised equally over a period 10 years by Asset Management entity. 6. Non-Banking Assets Electrical equipment and installations 6 to 10 years Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net Office equipment 3 to 10 years Computers 2 to 5 years realizable value. Modems, routers, switches, servers, network and related IT equipment 3 to 6 years 7. Impairment of assets The Group assesses at each Balance Sheet date whether Motor cars 4 to 8 years Safe deposit lockers 21 years Furniture and fittings 3 to 16 years Salvaged vehicles 5 years Computer software licenses 3 to 5 years there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carr ying amount of assets exceeds their estimated recoverable amount. Electronic trading platform (Website) 5 years Bombay Stock Exchange card 10 years Integrated Annual Report 2023-24 439

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

8.	Unclaimed amount of policyholders

Life Insurance

Assets held for unclaimed amount of policyholders are created and maintained in accordance with the requirement of Master circular on Unclaimed Amount of Policyholders and Investment Regulations, 2016 as amended from time to time.

a)

Unclaimed amount of policyholder’s liability is determined on the basis of NAV of the units outstanding as at the valuation date and is disclosed in “Other liabilities and provisions” in the Consolidated Balance Sheet.

b)

The life insurance entity maintains a single segregated fund to manage all unclaimed amounts and the sum of such fund is invested in money market instruments, liquid mutual funds and / or fixed deposits of scheduled banks which is valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight line basis. Such assets of unclaimed amount of policyholders is disclosed in “Other assets” in Consolidated Balance Sheet.

c)	Income on unclaimed amount of policyholders is accreted to respective unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

d)

Amounts remaining unclaimed for a period of 10 years as on 30th September every year along with all respective accretions to the fund are deposited into the Senior Citizen Welfare Fund (SCWF) as per requirement of IRDAI regulations.

General insurance

Unclaimed amounts may arise in respect of premium due for refund and indemnity claims. Income earned on unclaimed amounts is accreted and accounted on an accrual basis. After 10 years, the unclaimed amounts and their accretions are deposited into the Senior Citizen Welfare Fund as per IRDAI regulations.

9.	Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) and foreign subsidiaries at the average closing rates.

Outstanding foreign currency monetary assets and liabilities of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Consolidated Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations / subsidiaries are translated at closing exchange rates at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS-11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date.

10.	Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e., greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Consolidated Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

440	HDFC Bank Limited

The Group recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Group as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, interest rate derivative contract for hedging the risk embedded in some of its financial assets or liabilities recognised on the Consolidated Balance Sheet. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Consolidated Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under ‘Cash flow hedge reserve’ and ineffective portion of an effective hedging relationship, if any, is recognised in the Consolidated Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Consolidated Profit and Loss Account at the same time that the impact from the hedged item is recognised in Consolidated the Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Group makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

Further, in addition to above, the Life Insurance entity accounts the Interest rate derivative contracts for hedging of highly probable forecasted transactions on insurance contracts and investment cash flows in life, pension and annuity business, in the manner specified in accordance with ‘Guidance Note on Accounting for Derivative Contracts (Revised 2021)’ issued by the ICAI and IRDAI Investment Master Circular.

11.	Revenue recognition

a.	Banking

•	Interest income is recognised in the Consolidated Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

•	Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

•	Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

•	Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

•	Income from units of mutual funds / AIF is recognised on cash basis.

•	Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

•	Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

•

Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

•	Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

b.	Life Insurance:

•	Premium income from non-linked business including rider premium (net of Goods & Services Tax) is accounted for when due from the policyholders.

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As at March 31, 2024

In case of linked business, premium income is accounted for when the associated units are created. Premium on lapsed policies is accounted for as income when such policies are reinstated. Premium for products having regular premium paying plans with limited and / or predetermined policy term is considered as regular premium. Premium on products other than as mentioned above is considered as single premium. Top up premium is considered as single premium.

•

Gross reinsurance premium written comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the year and are recognised on the date on which the cover commences in the Consolidated Profit and Loss Account. Premiums include any adjustments arising in the year for premiums receivable in respect of business written in prior years.

•

Income from linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, wherever applicable, is recovered from the linked funds in accordance with the terms and conditions of the policies and is accounted for as income when due.

•

Interest income on policy reinstatement is accounted for on received basis. Interest income on investments and policy loans is accounted for on an accrual basis. Amortisation of premium or accretion of discount computed at the time of purchase of debt securities is recognised over the remaining period of maturity / holding on a straight-line basis.

•	Fees received on lending of equity shares under Securities Lending and Borrowing scheme (SLB) is recognised as income over the period of the lending on a straight-line basis.

•

Profit or loss on sale / redemption of equity shares / Equity Exchange Traded funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investments Trusts (REITs), preference shares and units of mutual fund is calculated as the difference between sale proceeds / redemption proceeds net of sale expenses and the weighted average book value as on date of sale. In case of other than linked business, profit or loss on sale / redemption of equity shares / equity ETFs, InvITs, REITs, preference shares, AT I Bonds and units of mutual fund includes the accumulated changes in the fair value previously recognised under “other reserves” in the Consolidated Balance Sheet.

•

In case of linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between net sale proceeds / redemption proceeds and the weighted average book cost. In case of other than linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between sales proceeds / redemption proceeds net of sale expenses and the weighted average amortised cost.

•

Dividend income is accounted for on “ex-dividend” date in case of listed equity and preference shares and in case of unlisted equity and preference shares, when the right to receive dividend is established.

c.	General insurance:

•

Premium including reinsurance accepted (net of Goods & Services Tax) is recognised as income over the contract period or period of risk, as appropriate, after adjusting for unearned premium (unexpired risk). Any subsequent revisions to or cancellations of premiums are accounted for in the period in which they occur. Instalment cases are recorded on instalment due dates. In case of long term motor insurance policies, premium is recognised on a yearly basis as mandated by guidelines.

•

Commission on reinsurance ceded is recognised as income on ceding of reinsurance premium. Profit commission under reinsurance treaties, wherever applicable, is recognised in the year of final determination of the profits and as intimated by the Reinsurer.

•

Interest income from investments is recognised on an accrual basis. Accretion of discount and amortisation of premium relating to debt securities is recognised over the holding / maturity period on a constant yield to maturity basis.

•

The net realised gains or losses on the debt securities are the difference between the net sale consideration and the amortised cost, which is computed on a weighted average basis, as on the date of sale. In case of listed equity shares / mutual fund units, the profit or loss on sale of investment

442	HDFC Bank Limited

includes the accumulated changes in the fair value previously recognised under “Other reserves”. The difference between the acquisition price and the maturity value of treasury bills is recognised as income in the Consolidated Profit and Loss account, as the case, may be, over the remaining term of these instruments on a yield to maturity basis. Sale consideration for the purpose of realised gain / loss is net of brokerage and taxes, if any, and excludes interest received on sale.

•	Dividend on equity and preference shares is recognised as income when the right to receive the dividend is established.

d.	Asset Management:

•	Investment management fees, portfolio management fees and other advisory fees are recognised on an accrual basis.

•	Interest income (net of amortised premium / accreted discount, if any) is recognised on a time proportion basis.

•	Gains / losses on sale of investments are recognised in the Consolidated Profit and Loss Account. Profit / loss on sale of investments is determined on a weighted average cost basis.

•	Income from Investment in VCF / AIF is recognised on the basis of income distribution by the respective VCF / AIF.

•	Dividend is recognised as income when the right to receive the dividend is established.

e.	Stock Broking:

•	Income from services rendered as a broker is recognised upon rendering of the services.

•	Fees for subscription based services are received periodically but are recognised as earned on a pro-rata basis over the term of the contract.

•	Commissions from distribution of financial products are recognised upon allotment of the securities to the applicant or as the case may be, issue of the insurance policy to the applicant.
•	Interest income is recognised on a time proportion basis taking into account the amount outstanding from customers or on the financial instrument and the rate applicable.

•	Dividend income is recognised when the right to receive the dividend is established.

f.	Others:

•

Commission, brokerage, trusteeship, management, consultancy fees and other service charges are recognised on an accrual basis upon rendering of services to the extent that it is probable that the economic benefits will flow to the Group and that the revenue can be reliably measured regardless of when the payment is being made.

•	Dividend income is accounted for when the right to receive the income is established. Dividends from units of mutual funds, where received, are accounted on receipt of such amounts.

•	Interest income (net of amortised premium / accreted discount, if any) is recognised on a time proportion basis.

•	Gains / losses on sale of investments are recognised in the Consolidated Profit and Loss Account.

•

Gains or losses arising from disposal of fixed assets are measured as the difference between the net disposal proceeds and carrying amount of the asset and is recognised in the Consolidated Profit and Loss Account when the asset is disposed.

•

In case of pension business, point of presence income includes account opening fees, contribution processing fees, persistency income and exit charges Account opening fees are due and recognised on generation of Permanent Retirement Account Number (PRAN). Contribution processing fees are recognised on receipt of contribution from the customer. Persistency income is recognised on subscriber accounts active for more than six months. Exit charges are recognised on processing of exit of the member from NPS.

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SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

12.	Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme / Employee Stock Incentive Master Scheme formulated by Holding or subsidiary companies provides for the grant of options / Restricted Stock Units (units) to eligible employees and whole-time directors to acquire equity shares of the entities they belong to. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Group followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant. In case of unlisted subsidiaries, the fair value is considered in absence of market price.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021, is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole-Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture as applicable. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Consolidated Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

The Group has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous service in accordance with the Payment of Gratuity Act, 1972 and is in the form of lump sum amount, without an upper limit, equivalent to 15 days’* basic salary payable for each completed year of service to all eligible employees on resignation, retirement or death while in employment or on termination of employment. The Group makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees.

* one month basic salary to eHDFC Limited employees for each completed year of service till the effective date of amalgamation, one month basic salary to employees of HDFC Capital Advisors Limited for each completed year of service or part of the year in excess of 6 months and 15 days’ basic salary to employees of General Insurance entity payable for each completed year of service if the service is less than or equal to 9 years and one-month basic salary payable for each completed year of service if the service is greater than or equal to 10 years on resignation, retirement, death while in employment or on termination of employment.

The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entail assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Consolidated Profit and Loss Account.

Superannuation:

Bank

The Bank has a superannuation plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee’s eligible annual basic salary (15% for the whole-time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation

444	HDFC Bank Limited

fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Other subsidiaries

Obligations for contributions to superannuation fund are recognised as an employee benefit expense in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees.

Provident fund:

Bank

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee’s basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee’s basic salary up to a maximum salary level of C 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% Bank’s share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.

Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees’ salaries. The Bank’s obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Other Subsidiaries

The employees of subsidiary companies which are covered under the Employees’ Provident Fund and Miscellaneous Provisions Act, 1952 are entitled to receive benefits under the provident fund.

Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension Scheme (NPS):

In respect of employees who opt for contribution to the NPS, the Group contribute certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Group have no liability other than its contribution and recognises such contributions as an expense in the year incurred.

Integrated Annual Report 2023-24	445

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid, if the Group have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the amount of obligation can be estimated reliably.

Other long term employee benefits

Other long term employee benefits include accumulated long term compensated absences and long term incentive plans which can be carried to future periods and are expected to be availed / encashed in more than twelve months immediately following the year in which the employee has rendered service / Balance Sheet date, as the case may be. The Group’s liability is accrued and provided for on the basis of an actuarial valuation using the Projected Unit Credit Method at the end of the reporting period. Actuarial gains or losses, if any, due to experience adjustments and the effects of changes in actuarial assumptions are accounted for in the Consolidated Profit and Loss Account, as the case may be, in the period in which they arise.

13.	Debit and credit cards reward points

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

14.	Bullion

The Bank imports bullion including precious metal bars on a consignment basis. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as “Other Income”.

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

15.	Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised as an expense in the Consolidated Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases. Rental income from assets given on operating lease is recognised as income in the Consolidated Profit and Loss Account on a straight-line basis over the lease term in accordance with the AS-19, Leases.

Finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Assets given under a finance lease are recorded as a receivable at an amount equal to the net investment in the lease. Finance lease income is based on a pattern reflecting a constant periodic rate of return on the net investment of the lessor outstanding in respect of the finance lease.

Asset taken under finance lease are capitalised at the lower of the fair value of the asset and present value of the minimum lease payments at the inception of the lease term and are disclosed as leased assets. Lease payments are apportioned between the finance charges and the corresponding liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Consolidated Profit and Loss Accounts. Leased assets capitalised under finance lease are depreciated on a straight-line basis over the lease term.

16.	Reserve for unexpired risk

General insurance

Reserve for unexpired risk represents that part of the net premium written which is attributable to and allocated to the succeeding accounting period. Reserve for unexpired risk is calculated on the basis of 1/365th method in all segments subject to a minimum of 100% in case of marine hull business.

17.	Policyholders’ funds

Life Insurance

The actuarial liabilities, for all in force policies and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the generally accepted actuarial principles and practices, requirements of Insurance Act, 1938 as amended from time to time including amendment brought by the

446	HDFC Bank Limited

Insurance Laws (Amendment) Act, 2015, regulations notified by the IRDAI and Actuarial Practice Standard (APS) issued by the Institute of Actuaries of India with the concurrence of the IRDAI. These liabilities are presented as a part of Policyholders Funds on liability side of the Consolidated Balance Sheet.

The specific principles adopted for the valuation of policy liabilities are set out as per the IRDAI (Assets, Liabilities and Solvency Margin of Life Insurance Business) Regulations, 2016 and the APS2 & APS7 issued by the Institute of Actuaries of India.

A brief of the methodology used is as given below:

1.	The policy liabilities are valued on policy by policy basis, i.e., each policy is valued separately.

2.

The reserves for linked business (individual and group) comprise unit reserves and non-unit reserves. The unit reserves are determined on the basis of NAV of the units outstanding as at the valuation date and non-unit reserves are calculated using gross premium valuation method.

3.

The liabilities for individual non-linked non-participating and participating business are calculated using gross premium valuation method and are subject to the minimum floor of surrender value. Additionally, individual non-linked participating policies also have a reference to the asset share of policies at valuation date.

4.

The liabilities for one year renewable group protection business are calculated on the unexpired risk premium basis. For other than one year renewable group protection business, the liabilities are calculated using gross premium valuation method.

5.

The liabilities for the group non-linked savings products are determined as the higher of policy account balances (including accrued interest / bonuses) and reserves calculated by gross premium valuation method.

6.	The liabilities in respect of rider benefits are determined as the higher of unexpired premium reserves and reserves calculated by gross premium valuation method.
7.	Additional reserves are determined to:

a.	allow for the claims that may have occurred already but not yet reported (Incurred but Not Reported).

b.	allow for the servicing of existing policies if Life Insurance were to close the new business one year from the valuation date (Closure to New Business).

c.

meet the expected liabilities that would arise on the revival of lapsed policies, on the basis of the proportion of the policies expected to be revived based on the revival experience of Life Insurance (Revival Reserve).

d.

allow for the additional amount required to be paid on account of cancellation of policies due to look in, on the basis of the proportion of the policies expected to exercise the look-in option based on the experience Life Insurance (Look-in Reserve).

e.	allow for the cost of guarantees, wherever applicable.

The Funds for Future Appropriations (FFA), in the participating segment, represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date. Transfers to and from the fund reflect the excess or deficit of income over expenses respectively and appropriations in each accounting period arising in the Policyholders’ Fund. Any allocation to the par policyholders would also give rise to a transfer to Consolidated Profit and Loss Account in the required proportion.

18.	Reinsurance premium ceded

Life Insurance

Reinsurance premium ceded is accounted for on due basis in accordance with the terms and conditions of the reinsurance treaties. Profit commission on reinsurance ceded (if applicable) is netted off against premium ceded on reinsurance.

General Insurance

Reinsurance premium ceded is accounted in the year in which the risk commences and over the period of risk in accordance with the treaty arrangements with the reinsurers. Reinsurance premium ceded on unearned premium is carried forward to the period of risk and is set off against related unearned premium. Any subsequent

Integrated Annual Report 2023-24	447

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

revisions to or cancellations of premiums are accounted for in the year in which they occur. Premium on excess of loss reinsurance cover is accounted as per the terms of the reinsurance arrangements.

19.	Claims paid and other expenses pertaining to insurance business

I.	Benefits paid

Life Insurance

Benefits paid consist of policy benefit amounts and claim settlement costs, where applicable.

Non-linked business:

Death and rider claims are accounted for on receipt of intimation. Annuity benefits, periodical benefit and maturity claims are accounted for when due. Surrenders are accounted for on the receipt of consent from the insured to the quote provided by the life insurance entity.

Linked business:

Death and rider claims are accounted for on receipt of intimation. Maturity claims are accounted for on due basis when the associated units are cancelled. Surrenders and withdrawals are accounted for on receipt of intimation when associated units are cancelled. Amount payable on lapsed / discontinued policies are accounted for on expiry of lock in period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable.

Claims receivable from reinsurance companies are accounted for in the period in which the concerned claims are intimated and netted off against the benefits paid.

Repudiated claims and other claims disputed before judicial authorities are provided for on prudent basis as considered appropriate by management.

II.	Claims incurred

General insurance

Claims incurred comprises of claims paid (net of salvage and other recoveries), change in estimated liability for outstanding claims made following a loss occurrence reported, change in estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER) and specific settlement costs comprising survey, legal and other directly attributable expenses. IBNR and IBNER is classified as part of policyholders’ funds in the financial statements. Provision is made for estimated value of outstanding claims at the reporting date net of reinsurance, salvage and other recoveries. Such provision is made on the basis of the ultimate amounts that are likely to be paid on each claim, established by the management in light of past experience and progressively modified for changes as appropriate, on availability of further information and include claim settlement costs likely to be incurred to settle outstanding claims. Claims (net of amounts receivable from reinsurers / co-insurers) are recognised on the date of intimation based on estimates from surveyors / insured. The estimated liability for IBNR and IBNER has been estimated by the Appointed Actuary in compliance with guidelines issued by IRDAI and applicable provisions of the Institute of Actuaries of India. The Appointed Actuary has used generally accepted actuarial methods for each product category as considered appropriate depending upon the availability of past data as well as appropriateness of the different methods to the different lines of businesses. The above elements of estimates of liability for claims are periodically reviewed by the Appointed Actuary and adjusted based on recent experience and emerging trends.

Premium Deficiency

Premium deficiency is recognised as a whole on an annual basis. Premium deficiency is recognised if the sum of the expected claim costs, related expenses and maintenance cost (related to claims handling) exceeds related reserve for unexpired risk. The expected claim costs are calculated and duly certified by an appointed actuary.

III.	Acquisition costs

Acquisition costs are the costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts and consist of costs like commission to insurance intermediaries, rewards and incentives, sales staff costs, branch office rent, medical examination costs, policy printing expenses, stamp duty and other related expenses. These costs are expensed in the period in which they are incurred. Commission, remuneration, reward and

448	HDFC Bank Limited

distribution fees for new long term private car and two-wheeler motor policies at the prescribed rates is accounted in the year in which the corresponding premium is recognised.

20.	Contribution to Pool Funds

General Insurance

In accordance with the requirements of IRDAI, the general insurance entity, together with other insurance companies, participates in the Terrorism Pool, Marine Cargo Pool for Excluded Territories – Russia, Ukraine, Belarus (“MCPET”). This pool is managed by the General Insurance Corporation of India (“GIC”). Amounts collected as terrorism premium in accordance with the requirements of the Tariff Advisory Committee (“TAC”) are ceded at 100% of the terrorism premium collected to the Terrorism Pool and Amounts collected as MCPET premium in accordance with the requirements of the MCPET Agreement, are ceded at 96% to the MCPET Pool, after utilising the obligatory cession. The reinsurance accepted on account of these pool have been recorded in accordance with the last statement received from GIC. The general insurance entity has ensured that it has created liability, to the extent of premium retroceded to the entity, through reserve for unexpired risks, classified as part of other liabilities.

The entity also provides for contribution to Solatium Fund established by the Central Government as a percentage of gross written premium for all motor policies written during that year, till the year ended March 31, 2010. Further, General Insurance Council in its meeting held on April 01, 2010, recommended that the contribution should be a percentage of gross written third party premiums.

21.	Scheme Expenses & Commission

The scheme expenses and commission were charged under the respective expense heads in the Consolidated Profit and Loss Account in accordance with guidelines and circulars issued by SEBI and Association of Mutual Funds in India (AMFI). Pursuant to SEBI circulars issued w.e.f October 22, 2018, such expenses, subject to certain permitted exceptions, are being borne by the respective schemes. New Fund Offer (NFO) expenses on the launch of mutual fund schemes are borne by the Asset Management entity and recognised in the Consolidated Profit and Loss Account as and when incurred. Any other brokerage or commission paid by the Asset Management entity in line with the applicable regulations is being amortised over the contractual period.

22.	Income tax

Income tax expense comprises current tax provision and the net change in the deferred tax asset or liability during the year. Current tax provision includes the amount of tax for the period determined in accordance with the Income Tax Act, 1961, the rules framed there under and considering the material principles set out in Income Computation and Disclosure Standards, tax expenses relating to overseas subsidiaries in accordance with the tax laws applicable in countries where such subsidiaries are domiciled.

Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date.

Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the entity has a legal right to off-set and when the entity intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

Deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

23.	Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

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SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024

24.	Earnings per share

The Group reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the period except where the results are anti-dilutive.

25.	Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, Provisions, Contingent Liabilities and Contingent Assets, the Group recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

•

a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Group; or

•

a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

26.	Cash and cash equivalents

Cash and cash equivalents include cash, gold in hand, rupee digital currency with RBI, balances with RBI, balances with other banks and money at call and short notice.

27.	Share issue expenses

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

28.	Corporate social responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Consolidated Profit and Loss Account.

450	HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements SCHEDULE 18 - Schedules forming part of the consolidated financial statements for the year ended March 31, 2024 Amounts in notes forming part of the consolidated financial statements for the year ended March 31, 2024 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise. 1. Amalgamation of HDFC Limited The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the Scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The Consolidated Profit and Loss Account for the year ended March 31, 2024 include the operations of eHDFC Limited, eHDFC Investments, eHDFC Holdings and their subsidiaries for the period from July 01, 2023 to March 31, 2024 and the Consolidated Balance Sheet as at March 31,2024 includes the balances transferred from eHDFC Limited and their subsidiaries and hence are not comparable with the previous year. The amalgamation has been accounted under the ‘pooling of interest’ method as prescribed in Accounting Standard-14 “Accounting for amalgamation” (“AS-14”). Outstanding balances between eHDFC Limited and the Bank were eliminated as on July 01, 2023. All assets and liabilities of eHDFC Limited have been recognised by the Bank at their carrying amounts as on that date except for adjustments to bring about uniformity of accounting policies as required under AS-14. The share capital of ‘ 311.04 crore issued by the Bank as consideration pursuant to the Scheme has been adjusted against the corresponding share capital of eHDFC Limited of ‘ 370.29 crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of investment in shares of the Bank by eHDFC Limited of ‘ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ‘ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments. The Bank has sought approval from the RBI to set-off the debit balance in Amalgamation Reserve by appropriating profit for the financial year ended March 31, 2024. Summarized values of assets and liabilities taken over as at July 01, 2023 in accordance with the terms of the Scheme is as detailed below: Particulars (‘ crore) Assets taken over Balances with banks and money at call and short notice 5,408.87 Investments 146,773.54 Advances 605,664.86 Fixed assets 1,442.60 Other assets 14,338.34 Total Assets (A) 773,628.21 Liabilities, reserves and surplus taken over Equity share warrants 265.64 Employees stock options outstanding 123.81 Reserves and surplus 111,005.85 Integrated Annual Report 2023-24 451

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended March 31, 2024 Particulars (‘ crore) Deposits 157,259.22 Borrowings 477,539.07 Other liabilities and provisions 27,064.33 Total Liabilities, reserves and surplus (B) 773,257.92 Net Assets C= (A-B) 370.29 Consequent upon amalgamation becoming effective, the authorised share capital of the Bank stood increased to ‘ 1,190.61 crore (11,90,61,00,000 shares of ‘ 1/- each) on account of transfer to and amalgamation / combination of authorised share capital of eHDFC Limited with the authorised capital of the Bank. In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ‘ 1/- each of the Bank for every 25 equity shares of face value of ‘ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ‘ 559.18 crore consisting of 5,59,17,98,806 equity shares of ‘ 1/- each to ‘ 753.76 crore consisting of 7,53,75,69,464 equity shares of ‘ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. In relation to the Scheme, the Bank had made applications to the RBI seeking certain forbearances / glidepath to commence from the effective date of the amalgamation. The applications were submitted to the RBI keeping in mind that the merged entity including its subsidiaries would require to comply with the extant RBI regulations with the expectation of facilitating minimal disruption to the existing customers of the merged entity, providing smooth glidepath and enabling the merged entity to continue with the incremental flow of credit in the economy including priority sector. The RBI has granted certain forbearances / glidepath and provided clarifications to the Bank by subsequent communications, the effect of which has been incorporated in the consolidated financial statements for the year ended March 31, 2024. The Bank continues to engage with the RBI in this regard. As part of the Scheme, certain leased out immovable properties of eHDFC Limited were transferred to the Bank on amalgamation. The Bank has initiated necessary steps to foreclose these leases. Upon Scheme becoming effective from July 01, 2023, the following entities (subsidiaries of eHDFC Limited) became the subsidiaries of the Bank. Consequently, the opening balances as on July 01, 2023 are shown as “Addition on amalgamation.” Name of the Entity Relationship HDFC Life Insurance Company Limited Direct Subsidiary HDFC International Life and Re Company Limited Indirect Subsidiary HDFC Pension Management Company Limited Indirect Subsidiary HDFC Asset Management Company Limited Direct Subsidiary HDFC AMC International (IFSC) Limited Indirect Subsidiary HDFC ERGO General Insurance Company Limited Direct Subsidiary HDFC Sales Private Limited Direct Subsidiary HDFC Capital Advisors Limited Direct Subsidiary HDFC Trustee Company Limited Direct Subsidiary HDFC Credila Financial Services Limited (‘HDFC Credila’) (up to March 19, 2024) Direct Subsidiary HDFC Education and Development Services Private Limited (‘HDFC Edu’) Direct Subsidiary Griha Pte Limited Direct Subsidiary Griha Investments Direct Subsidiary 4 52 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The Bank has not consolidated, HDFC Credila and HDFC Edu, its subsidiaries, as the control of these subsidiaries are held exclusively with a view to dispose off in the near future (as directed by RBI). Subsequently, the Bank has diluted its holding in HDFC Credila to 9.99% as on the Balance sheet date.

2. Proposed dividend

The Board of Directors at its meeting held on April 20, 2024, proposed a dividend of ₹ 19.50 per equity share (previous year: ₹ 19.00 per equity share) aggregating to ₹ 14,813.98 crore subject to the approval of shareholders at the ensuing Annual General Meeting. During the year ended March 31, 2024, the dividend paid by the Bank in respect of the previous year ended March 31, 2023 was ₹ 8,404.42 crore. No dividend was paid in respect of equity shares that were cancelled upon the Scheme becoming effective. In terms of the AS-4 "Contingencies and events occurring after the balance sheet date" the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. However, effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio.

3. Capital Infusion

In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of eHDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of eHDFC Limited. Accordingly, the paid-up share capital of the Bank increased from ₹ 559.18 crore consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by eHDFC Limited in the Bank on that date in accordance with the provisions of the Scheme. Further, share premium increased by ₹ 51,728.83 crore on amalgamation of eHDFC Limited.

During the year ended March 31, 2024, the Bank has allotted 4,66,21,586 equity shares (previous year: 3,42,01,810 equity shares) aggregating to face value of ₹ 4.66 crore (previous year: ₹ 3.42 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 4.66 crore (previous year: ₹ 3.42 crore) and the share premium increased by ₹ 5,245.07 crore (previous year: ₹ 3,420.26 crore).

During the year, the Bank allotted 2,47,75,632 equity shares pursuant to exercise of convertible share warrants issued by eHDFC Limited. Accordingly, the share capital and share premium of the Bank has increased by ₹ 2.48 crore and ₹ 3,455.79 crore respectively, including money received by eHDFC Limited at the time of allotment of share warrants.

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Opening balance	557.97	554.55
Addition pursuant to stock options / units / warrants exercised	7.14	3.42
Addition pursuant to amalgamation (net of cancellation) (Refer Schedule 18(1))	194.58	-
Closing balance	759.69	557.97

4. Employees stock options outstanding

During the year ended March 31, 2024, the Group has recognised employee stock options / units expense of ₹ 1,731.73 crore (previous year: ₹ 797.32 crore) being fair valuation of share-linked instruments, with a corresponding credit in Employees stock options outstanding. In addition, the Bank pursuant to the Scheme has taken over ₹ 123.81 crore (previous year: Nil) as Employees stock options outstanding on the appointed and effective date. Further, an amount of ₹ 84.18 crore (previous year: ₹ 7.85 crore) and ₹ 234.51 crore (previous year: ₹ 12.79 crore) is transferred from Employees stock options outstanding to share premium and minority interest respectively and on lapses of share-linked instruments, an amount of ₹ 1.34 crore (previous year: Nil) is transferred to General Reserve.

Integrated Annual Report **2023-24** 453

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

Accounting for employee share based payments

HDFC Bank

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013 and Plan "G" in July 2016. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the Units are issued at the face value of the equity share of ₹ 1/- each. The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of expiry of vesting period.

Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024 and March 31, 2023:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2024	March 31, 2024	March 31, 2023	March 31, 2023
Options outstanding at the beginning of the year	15,16,82,461	1,264.86	15,81,06,016	1,175.65
Addition on amalgamation (Refer Schedule 18 (1))	4,85,59,681	1,124.77	-	-
Granted during the year	2,43,84,690	1,611.84	3,04,80,145	1,425.69
Exercised during the year	4,63,04,966	1,133.72	3,42,01,810	998.73
Forfeited / lapsed during the year	26,62,442	1,096.34	27,01,890	1,227.62
Options outstanding at the end of the year	17,56,59,424	1,307.93	15,16,82,461	1,264.86
Options exercisable	9,88,29,856	1,201.65	6,51,24,916	1,162.96

454 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2024 and March 31, 2023:

Particulars	Number of Units	Weighted average exercise price (₹)	Number of Units	Weighted average exercise price (₹)
	March 31, 2024	March 31, 2024	March 31, 2023	March 31, 2023
Units outstanding at the beginning of the year	28,91,000	1.00	-	-
Granted during the year	93,54,224	1.00	28,91,000	1.00
Exercised during the year	3,16,620	1.00	-	-
Forfeited / lapsed during the year	2,06,800	1.00	-	-
Units outstanding at the end of the year	1,17,21,804	1.00	28,91,000	1.00
Units exercisable	3,76,070	1.00	-	-

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan E	50,75,360	1,636.90	5.92	1,636.90
Plan F	1,55,51,708	716.60 to 1,636.90	4.84	1,458.30
Plan G	11,54,13,810	882.85 to 1,673.10	2.66	1,333.78
e-HDFC 2007	44,411	255.83	-	255.83
e-HDFC 2008	40,942	160.79	-	160.79
e-HDFC 2014	12,483	603.95	-	603.95
e-HDFC 2017	6,13,926	934.44 to 1,242.15	1.84	1,070.72
e-HDFC 2020	3,89,06,784	1,076.64 to 1,535.27	3.51	1,134.61

- The following table summarises the information about Units outstanding as at March 31, 2024:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	1,17,21,804	1.00	2.65	1.00

- The following table summarises the information about stock options outstanding as at March 31, 2023:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan F	74,49,626	716.60	0.83	716.60
Plan G	14,42,32,835	882.85 to 1,673.10	2.87	1,293.18

Integrated Annual Report **2023-24** 455

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

The following table summarises the information about Units outstanding as at March 31, 2023:

Plan	Number of shares arising out of Units	Range of exercise price (₹)	Weighted average life of Units (in years)	Weighted average exercise price (₹)
ESIS-2022	28,91,000	1.00	3.02	1.00

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 and March 31, 2023 are given below:

Particulars	March 31, 2024	March 31, 2023
Dividend yield	0.65% to 0.91%	0.22% to 0.97%
Expected volatility	22.01% to 29.45%	24.63% to 34.21%
Risk-free interest rate	7.17% to 7.54%	5.58% to 7.59%
Expected life of the options	1 to 8 Years	1 to 8 Years

The assumptions considered in the model for valuing the Units granted during the year ended March 31, 2024 and March 31, 2023 are given below:

Particulars	March 31, 2024	March 31, 2023
Dividend yield	0.59% to 1.85%	0.63% to 1.08%
Expected volatility	17.68% to 27.50%	24.08% to 30.20%
Risk-free interest rate	7.18% to 7.50%	7.02% to 7.53%
Expected life of the Units	1 to 5 Years	1 to 5 Years

HDFC Securities Limited (HSL)

On 21 June 2019, 14 December 2020, 16 September 2021, 13 January 2022, 13 October 2022, 30 August 2023 and 12 January 2024, HSL has granted share options that entitles the employees and the key management personnel (KMP) to purchase the shares in HSL. Holders of the vested stock options are entitled to purchase shares at the exercise price of the shares.

Movement in the options outstanding under the Employee Stock Option Plans of HSL

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024 and as at March 31, 2023:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2024	March 31, 2024	March 31, 2023	March 31, 2023
Options outstanding at the beginning of the year	2,95,625	6,456.00	2,53,500	5,979.00
Granted during the year	3,75,700	5,909.00	1,18,300	6,918.00
Exercised during the year	73,820	6,137.00	65,625	5,418.00
Forfeited / lapsed during the year	35,575	6,693.00	10,550	6,639.00
Options outstanding at the end of the year	5,61,930	6,117.00	2,95,625	6,456.00
Options exercisable	46,875	6,412.00	32,250	6,105.00

456 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	5,61,930	4,844 – 8,051	6.20	6,117

- The following table summarises the information about stock options outstanding as at March 31, 2023:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	2,95,625	4,844 – 8,051	5.27	6,456

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 and March 31, 2023 are given below:

Particulars	March 31, 2024	March 31, 2023
Dividend yield	7.45%	7.91%
Expected volatility	40.12% to 46.54%	44.87% to 49.25%
Risk-free interest rate	7.02% to 7.04%	7.05% to 7.33%
Expected life of the options	3 to 5 Years	3 to 5 Years

HDB Financial Services Limited (HDBFS)

In accordance with resolution approved by the shareholders, HDBFS has reserved shares, for issue to employees through Employee Stock Option Scheme (ESOP). On the approval of Nomination and Remuneration Committee (NRC), each ESOP is issued. The NRC has approved ESOP-10 on October 13, 2017, ESOP-11 on January 15, 2019, ESOP-12 on October 05, 2020, ESOP-13 on January 14, 2021, ESOP-13A on August 31, 2021, ESOP-14 on October 27, 2021, ESOP-15A on May 18, 2022, ESOP-15B on October 31, 2022, ESOP-16A on June 12, 2023, ESOP-16B on October 23, 2023 and ESOP-16C on October 23, 2023. Under the term of the ESOP, HDBFS may issue stock options to employees and directors of HDBFS, each of which is convertible into one equity share.

Such options vest at a definitive date, save for specific incidents, prescribed in the scheme as framed / approved by the NRC. Such options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of four years from the date of vesting.

Integrated Annual Report **2023-24** 457

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

Movement in the options outstanding under the Employee Stock Option Plans of HDBFS

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024 and March 31, 2023:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2024	March 31, 2024	March 31, 2023	March 31, 2023
Options outstanding at the beginning of the year	75,79,538	456.57	40,69,315	383.81
Granted during the year	32,45,570	486.66	47,64,630	496.09
Exercised during the year	16,75,483	426.48	9,59,052	353.71
Forfeited / lapsed during the year	4,20,827	479.42	2,95,355	425.60
Options outstanding at the end of the year	87,28,798	472.43	75,79,538	456.57
Options exercisable	16,76,263	423.28	10,01,301	352.60

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 10	42,000	213.00	0.59	213.00
ESOP – 11	16,150	274.00	1.84	274.00
ESOP – 12	1,57,517	300.00	2.59	300.00
ESOP – 13	3,22,595	348.00	3.84	348.00
ESOP – 13A	23,000	409.00	4.42	409.00
ESOP – 14	12,10,134	433.00	4.59	433.00
ESOP – 15A	10,35,390	457.00	5.17	457.00
ESOP – 15B	27,30,822	509.00	5.59	509.00
ESOP – 16A	13,44,770	424.00	9.25	424.00
ESOP – 16B	4,27,020	533.00	9.59	533.00
ESOP – 16C	14,19,400	533.00	9.59	533.00

- The following table summarises the information about stock options outstanding as at March 31, 2023:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 10	42,000	213.00	1.53	213.00
ESOP – 11	74,020	274.00	2.79	274.00
ESOP – 12	2,78,090	300.00	3.52	300.00
ESOP – 13	6,67,395	348.00	4.64	348.00
ESOP – 13A	37,000	409.00	5.42	409.00
ESOP – 14	17,99,723	433.00	5.58	433.00
ESOP – 15A	11,83,140	457.00	6.13	457.00
ESOP – 15B	34,98,170	509.00	6.59	509.00

458 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The fair value of options have been estimated on the dates of each grant using the Black-Scholes model. The shares of HDBFS are not listed on any stock exchange. Accordingly, HDBFS had considered the volatility of the Company's stock price based on historical volatility of similar listed enterprises. The various assumptions considered in the pricing model for the stock options granted by the HDBFS are:

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 and March 31, 2023 are given below:

Particulars	March 31, 2024	March 31, 2023
Dividend yield	0.21% - 0.38%	0.20% - 0.22%
Expected volatility	38.75% - 45.70%	40.92% - 52.59%
Risk-free interest rate	6.83% - 7.26%	6.10% - 6.82%
Expected life of the options	3.46 - 3.49 Years	2.30 - 2.33 Years

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO had introduced an Employee Stock Option Plan 2009 (as amended) ("ESOP 2009") in financial year 2009-10. ESOP 2009 provides that eligible employees are granted options to acquire equity shares of HDFC ERGO that vest in graded manner. The options will vest over a period of two to four or five years as per the terms of the respective tranches from the date of grant and are exercisable over a period of five years from the respective dates of vesting. During the period, options vested aggregated to 812,522.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC ERGO

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at July 01, 2023	86,81,867	490.07
Granted during the period	-	-
Exercised during the period	3,55,101	363.28
Forfeited / lapsed during the period	2,18,282	513.36
Options outstanding at the end of the year	81,08,484	495.00
Options exercisable	81,08,484	495.00

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP 2009	81,08,484	151 - 539	4-7 years	495.00

HDFC Capital Advisors Limited (HDFC Capital)

The Shareholders of HDFC Capital at the extra-ordinary general meeting held on December 22, 2021 approved issuance of 3,52,528 equity shares of ₹ 10 each of HDFC Capital under ESOP-2021 to eligible employees as defined thereunder. Out of the total options approved under ESOP-2021, the Board of Directors of HDFC Capital at its meeting held on December 23, 2021 granted 2,82,020 stock options to eligible employees and reserved the remaining for future employees of HDFC Capital.

Integrated Annual Report **2023-24** 459

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

The Board of Directors at its meeting held on December 15, 2022 approved certain amendments to the ESOP-2021 to inter alia amend the definition of holding company in view of the amalgamation of eHDFC Limited with and into HDFC Bank, the vesting schedule / conditions and annual purchase obligation of the holding company to align the same with the revised vesting schedule / conditions, subject to the approval of the Shareholders of HDFC Capital. The remaining terms and conditions including procedure of grant, appraisal process, exercise price, exercise period etc. remained the same. The shareholders of HDFC Capital at the extra-ordinary general meeting held on December 19, 2022 approved the aforesaid amendments to the ESOP–2021.

Subject to fulfilling the conditions specified in ESOP-2021 and in terms of the revised vesting schedule 50% of the options granted shall vest on the completion of 1 (one) year from the grant date, 25% of the options granted shall vest on the completion of 2 (two) years from the grant date and remaining 25% of the options granted shall vest on the completion of 3 (three) years.

Estimating fair value for share-based payment transactions requires use of an appropriate valuation model. HDFC Capital measures the cost of equity-settled transactions with Option holders using Black-Scholes-Merton formula to determine the fair value of the options on the grant date. Inputs into the valuation model, includes assumption such as the expected term of the share option, volatility, dividend yield and discount rate.

The fair value of the options determined at grant date is accounted as employee compensation cost over the vesting period, based on the plan.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC Capital

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding as at July 01, 2023	1,41,008	928.86
Granted during the period	-	-
Exercised during the period	-	-
Forfeited / lapsed during the period	-	-
Options outstanding at the end of the year	1,41,008	928.86
Options exercisable	1,41,008	928.86

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 21	1,41,008	928.86	7.02 years	928.86

HDFC Life Insurance Company Limited (HDFC Life)

HDFC Life has granted options to its employees under the ESOS 2014, ESOS 2015, ESOS 2016, ESOS 2017, ESOS 2018, ESOS 2019 and ESOS 2022 schemes. The said schemes are directly administered by HDFC Life. For all the grants, the mode of settlement is through equity shares. All the grants have graded vesting. The exercise price of ESOS 2014, ESOS 2015 and of ESOS 2016 schemes is based on the fair market value as determined by the Category I Merchant Banker registered with SEBI. The exercise price, of the options granted under ESOS 2017, ESOS 2018, ESOS 2019 and ESOS 2022 is based on the market price of the shares of HDFC Life, as defined in the respective ESOS scheme.

460 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The fair value of options has been calculated using the Black-Scholes model.

Movement in the options outstanding under the Employee Stock Option Plans

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2024:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2016 (01-10-2016)		ESOS 2017 (14-03-2018)	
Options outstanding as at July 01, 2023	28,270	190.00	2,19,685	441.95
Granted during the period	-	-	-	-
Exercised during the period	8,070	190.00	94,800	441.95
Forfeited / lapsed during the period	-	-	141	441.95
Options outstanding at the end of the year	20,200	190.00	1,24,744	441.95
Options exercisable	20,200	190.00	1,24,744	441.95

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2017 (Trust) (14-03-2018)		ESOS 2018 (01-10-2018)	
Options outstanding as at July 01, 2023	2,07,634	441.95	2,34,668	391.60
Granted during the period	-	-	-	-
Exercised during the period	-	-	47,565	391.60
Forfeited / lapsed during the period	37,678	441.95	-	-
Options outstanding at the end of the year	1,69,956	441.95	1,87,103	391.60
Options exercisable	1,69,956	441.95	1,87,103	391.60

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (19-09-2019)		ESOS 2019 (19-10-2020)	
Options outstanding as at July 01, 2023	34,82,239	539.10	1,84,000	561.15
Granted during the period	-	-	-	-
Exercised during the period	6,10,460	539.10	11,250	561.15
Forfeited / lapsed during the period	50,000	539.10	7,000	561.15
Options outstanding at the end of the year	28,21,779	539.10	1,65,750	561.15
Options exercisable	28,21,779	539.10	1,65,750	561.15

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (17-03-2021)		ESOS 2019 (22-10-2021)	
Options outstanding as at July 01, 2023	2,38,966	703.05	4,17,233	694.55
Granted during the period	-	-	-	-
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	-	-	20,362	694.55
Options outstanding at the end of the year	2,38,966	703.05	3,96,871	694.55
Options exercisable	2,38,966	703.05	3,17,086	694.55

Integrated Annual Report **2023-24** 461

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (15-03-2022)		ESOS 2022 (20-10-2022)	
Options outstanding as at July 01, 2023	2,94,313	512.45	1,03,74,109	531.55
Granted during the period	-	-	-	-
Exercised during the period	-	-	4,71,699	531.55
Forfeited / lapsed during the period	-	-	1,85,000	531.55
Options outstanding at the end of the year	2,94,313	512.45	97,17,410	531.55
Options exercisable	2,94,313	512.45	25,55,034	531.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (20-01-2023)		ESOS 2019 (04-10-2023)	
Options outstanding as at July 01, 2023	5,38,000	605.25	-	-
Granted during the period	-	-	1,20,000	633.55
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	12,000	605.25	-	-
Options outstanding at the end of the year	5,26,000	605.25	1,20,000	633.55
Options exercisable	40,800	605.25	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (04-10-2023)		ESOS 2019 (14-03-2024)	
Options outstanding as at July 01, 2023	-	-	-	-
Granted during the period	11,20,881	633.55	1,70,000	610.05
Exercised during the period	-	-	-	-
Forfeited / lapsed during the period	-	-	-	-
Options outstanding at the end of the year	11,20,881	633.55	1,70,000	610.05
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (14-03-2024)	
Options outstanding as at July 01, 2023	-	-
Granted during the period	42,000	610.05
Exercised during the period	-	-
Forfeited / lapsed during the period	-	-
Options outstanding at the end of the year	42,000	610.05
Options exercisable	42,000	610.05

462 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- The following table summarises the information about stock options outstanding as at March 31, 2024:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2016	20,200	190.00	0.50	190.00
ESOS 2017	1,24,744	441.95	1.95	441.95
ESOS (Trust) 2017	1,69,956	441.95	1.95	441.95
ESOS 2018	1,87,103	391.60	2.09	391.60
ESOS 2019	23,14,305	539.10	2.58	539.10
ESOS 2019	5,07,474	539.10	5.50	539.10
ESOS 2019	1,65,750	561.15	2.58	561.15
ESOS 2019	2,38,966	703.05	2.58	703.05
ESOS 2019	3,17,086	694.55	2.58	694.55
ESOS 2019	79,785	694.55	5.50	694.55
ESOS 2019	2,94,313	512.45	2.58	512.45
ESOS 2022	96,17,410	531.55	5.81	531.55
ESOS 2022	1,00,000	531.55	7.86	531.55
ESOS 2022	1,36,000	605.25	5.81	605.25
ESOS 2022	3,90,000	605.25	7.86	605.25
ESOS 2022	11,20,881	633.55	5.81	633.55
ESOS 2019	1,20,000	633.55	5.50	633.55
ESOS 2022	42,000	610.05	5.81	610.05
ESOS 2019	1,70,000	610.05	5.50	610.05

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 are given below:

Particulars	ESOP 2012	ESOP 2014	ESOP 2015
Dividend yield	0.00%	1.06%	1.04%
Expected volatility*	30.44% - 36.53%	33.23% - 37.15%	34.21% - 38.38%
Risk-free interest rate	8.19% - 8.74%	7.73% - 8.28%	7.41% - 7.58%
Expected life of the options	1.37 - 3.45 years	1.75 - 3.75 years	1.75 - 3.75 years

Particulars	ESOP 2016	ESOP 2017	ESOP (Trust) 2017
Dividend yield	0.88%	0.74%	0.74%
Expected volatility*	10%	28.96%	28.96%
Risk-free interest rate	6.57% - 6.80%	6.76% - 7.27%	6.76% - 7.27%
Expected life of the options	1.75 - 3.75 years	1.75 - 3.75 years	1.75 - 3.75 years

Integrated Annual Report **2023-24** 463

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended March 31, 2024 Particulars ESOP 2018 ESOP 2019 ESOP 2022 Dividend yield 0.40% 0.23% to 0.41% 0.28% to 0.32% Expected volatility* 29.09% 29.12% - 39.73% 27.75% - 33.47% Risk-free interest rate 8.02% - 8.15% 4.43% - 6.34% 7.13% - 7.53% Expected life of the options 1.74 - 3.74 years 1.68 - 5.27 years 2.07 - 5.07 years *Volatility of share price of a matured enterprise in the industry which is listed on BSE Limited till the date of listing and volatility of share price of HDFC ERGO from the date of listing have been used as a basis for estimation of expected volatility of options. In the case of ESOS 2016, the expected volatility has been assumed at the rate of 10% since HDFC ERGO was unlisted as on the date of the grant. HDFC Asset Management Company Limited (HDFC AMC) Under Employees Stock Option Scheme 2020 (ESOS 2020) of HDFC AMC, the options shall vest in three tranches. Each of these tranches consisting of 1/3 of the options granted shall vest on the completion of the 1st, 2nd and 3rd year from the date of the grant respectively. Any fractional residue shall be settled in the 3rd tranche. The options can be exercised over a period of five years from the date of respective vesting. Movement in the options outstanding under the Employee Stock Option Plans • Movement in the options outstanding under the various employee stock option plans as at March 31, 2024: Weighted average Particulars Number of options exercise price (‘) Options outstanding as at July 01, 2023 23,60,420 2,342.71 Granted during the period 38,800 3,415.25 Exercised during the period 14,520 669.13 Forfeited / lapsed during the period 68,500 1,777.65 Options outstanding at the end of the year 23,16,200 2,387.88 Options exercisable 12,03,001 2,863.25 • The following table summarises the information about stock options outstanding as at March 31, 2024: Number of shares Weighted average Range of exercise Weighted average Plan arising out of life of options (in price (‘) exercise price (‘) options years) ESOS 2020 23,16,200 1,780.90 - 3,415.25 3.90 – 6.78 2,387.88 The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2024 are given below: Particulars March 31, 2024 Dividend yield 0.84% to 2.48% Expected volatility 27.75% to 37.08% Risk-free interest rate 5.04% to 6.96% Expected life of the options 3.5 to 5.5 Years Note: The assump tions include grants prior to April 01, 2021. 46 4 HDFC Bank Limited

5.	Reserves and Surplus

During the year ended March 31, 2024, the Bank and HDBFS have made an appropriation of ₹ 15,684.72 crore (previous year: ₹ 11,445.96 crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines and 45 IC of the RBI Act, 1934 respectively.

General Reserve

During the year ended March 31, 2024, the Bank has made an appropriation of ₹ 6,081.23 crore (previous year: ₹ 4,410.87 crore) out of profits for the year to the General Reserve. Further, the Bank has transferred ₹ 1.34 crore (previous year: Nil) from employees stock options outstanding to General reserve on lapses of share-linked instruments.

Special Reserve

During the year ended March 31,2024, the Bank has made an appropriation of ₹ 3,000.00 crore (previous year: ₹ 500.00 crore) to the Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961.

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

The share capital of ₹ 311.04 crore issued by the Bank as consideration pursuant to the Scheme has been adjusted against the corresponding share capital of eHDFC Limited of ₹ 370.29 crore and the difference has been adjusted to Amalgamation Reserve. Further, excess of cost over face value of investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore has been adjusted to Amalgamation Reserve. Consequently, the Bank has recognised a debit balance of ₹ 13,947.06 crore in the Amalgamation Reserve as a result of these adjustments.

Capital Reserve

During the year ended March 31, 2024, the Bank appropriated ₹ 4,166.42 crore (previous year: ₹ 4.62 crore), being the profit on sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve. Further, the Bank has transferred money received by eHDFC Limited in respect of warrants that remained unexercised amounting to ₹ 0.18 crore (previous year: Nil) to Capital Reserve.

Investment Reserve Account

During the year ended March 31, 2024, the Bank has appropriated ₹ 529.42 crore (net) from the Profit and Loss Account to the Investment Reserve Account as per the RBI guidelines. In the previous year, the Bank had transferred ₹ 294.79 crore (net) from the Investment Reserve Account to the Profit and Loss Account as per the RBI guidelines.

Investment Fluctuation Reserve

During the year ended March 31, 2024, the Bank has appropriated ₹ 378.00 crore (previous year: ₹ 82.00 crore) to Investment Fluctuation Reserve (IFR). As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their HFT and AFS investment portfolios. The balance in the IFR as at March 31, 2024 is 3.48% (previous year: 2.24%) of the Bank’s HFT and AFS investment portfolios.

Foreign Currency Translation Reserve

As at March 31, 2024, the Group has recognised ₹ 883.79 crore (previous year: ₹ 778.85 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Integrated Annual Report 2023-24	465

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

Cash Flow Hedge Reserve

As at March 31, 2024, the Group has recognised ₹ 832.30 crore (previous year: debit of ₹ 84.06 crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

Other Reserve

During the year ended March 31, 2024, insurance entities have recognised ₹ 145.57 crore (previous year: Nil) towards fair value change account under Other Reserve.

Capital reserve on consolidation (net of goodwill)

Upon the Scheme becoming effective as referred to in Schedule 18(1), the Bank has incrementally consolidated 11 entities and in total 14 entities have been consolidated. Consequently, on consolidation the Group has recognised aggregate goodwill of ₹ 340.18 crore and aggregate capital reserve of ₹ 3,779.00 crore. In accordance with RBI guidelines, net capital reserve is disclosed in Schedule-2.

Movement of goodwill / capital reserve on consolidation	(₹ crore)
Goodwill on consolidation as on March 31, 2023	(148.79)
Aggregate goodwill on consolidation of incremental entities	(340.18)
Aggregate capital reserve on consolidation of incremental entities	3,779.00
Capital reserve on consolidation (net of goodwill)	**3,290.03**

6. Deposit under lien and Securities kept as margin:

Balances with banks in other deposit accounts under Schedule 7 include ₹ 4,402.62 crore (previous year ₹ 3,222.05 crore) which are under lien.

The details of securities under Schedule 8 that are kept as margin:

(₹ crore)

Sr. No.		Particulars	Face value as at March 31	
			2024	2023
I.		Securities kept as margin with Clearing Corporation of India towards:		
	a)	Collateral and funds management - Securities segment	9,547.00	9,100.00
	b)	Collateral and funds management - Tri-party Repo	39,053.00	79,729.85
	c)	Default fund - Forex Forward segment	247.10	247.10
	d)	Default fund - Forex Settlement segment	51.05	51.05
	e)	Default fund - Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f)	Default fund - Securities segment	263.00	75.00
	g)	Default fund - Tri-party repo segment	59.00	55.00
II.		Securities kept as margin with the RBI towards:		
	a)	Real Time Gross Settlement (RTGS)	64,687.48	48,469.64
	b)	Repo transactions	65,172.27	71,636.59
III.		Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	107.72
IV.		Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	358.72	251.00

466 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements (‘ crore) Sr. No. Particulars Face value as at March 31 2024 2023 V. Securities kept as margin with National Securities Clearing Corporation of India 2,116.11 1,716.11 (NSCCIL) towards Capital market. VI. Mutual funds marked as lien with stock exchange for margin requirement. - 400.00 7. Details of derivatives contracts for Group The Group enters into various types of currency / interest rate derivative contracts which include forwards, swaps, futures, and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The notional principal amounts outstanding for such derivatives contracts are as under: (‘ crore) Particulars March 31, 2024 March 31, 2023 Purpose Interest rate derivative 551,311.15 580,187.44 Trading Interest rate derivative 250,762.76 31,283.78 Hedging Forward contracts 1,151,750.54 899,675.67 Trading Forward contracts 60,802.25 5,546.47 Hedging Currency derivative 41,318.47 47,274.28 Trading Currency derivative 30,442.83 15,858.81 Hedging Forward rate agreement 40,601.77 - Hedging 8. Penalties levied by the RBI During the year ended March 31, 2024, RBI vide its letter dated November 30, 2023 levied a penalty of ‘ 10,000 on the Bank under Section 11(3) of FEMA, 1999 towards not obtaining RBI’s approval for maintaining current and fixed deposit accounts of a foreign bank post cancellation of their license by RBI, which was in contravention to the para 13 of AP (DlR Series) Circular no. 67 dated May 05, 2016. The penalty was paid by the Bank on December 05, 2023. During the year ended March 31, 2023, there were no instances of penalty levied by the RBI on the Bank. Integrated Annual Report 2023-24 4 67

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

9. Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Consolidated Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Provision for income tax[1]		
- Current	13,948.91	15,498.13
- Deferred	(2,826.81)	(148.44)
Provision for NPAs[2]	12,532.49	13,558.03
Provision for diminution in value of non-performing investments	7.56	3.17
Provision for standard assets	1,215.10	457.43
Floating provisions	10,900.00	-
Other provisions and contingencies[3]	363.13	(164.55)
Total	**36,140.38**	**29,203.77**

1. *Provision for income tax is net of write back of provision no longer required of ₹ 6,325.04 crore, pursuant to favourable orders received by the Bank.*
2. *Includes loss on sale of NPAs / stressed assets.*
3. *Includes write back of provision for tax, legal and other contingencies ₹ 644.55 crore (previous year: ₹ 162.00 crore), write back of securitised-out assets ₹ 26.81 crore (previous year: ₹ 2.55 crore) and provision against investment in Alternate Investment Funds ₹ 1,034.49 crore (previous year: Nil).*

10. Other liabilities

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2024 include unrealised loss on foreign exchange and derivative contracts of ₹ 10,513.94 crore (previous year: ₹ 9,914.66 crore).

11. Other fixed assets

Other fixed assets include amount capitalised relating to software, licenses, Bombay Stock Exchange card and electronic trading platform etc. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Cost		
As at March 31 of the previous year	5,474.26	4,503.79
Addition on amalgamation (Refer Schedule 18(1))	1,003.14	-
Additions during the year	1,346.83	1,079.23
Deductions during the year	(22.62)	(108.76)
Total (a)	**7,801.61**	**5,474.26**
Depreciation		
As at March 31 of the previous year	3,947.61	3,365.83
Addition on amalgamation (Refer Schedule 18(1))	696.35	-
Charge for the year	922.86	690.54
On deductions during the year	(22.62)	(108.76)
Total (b)	**5,544.19**	**3,947.61**
Net value (a-b)	**2,257.42**	**1,526.65**

468 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

12. Other assets

Other assets includes deposits placed with NABARD / SIDBI / NHB on account of shortfall in lending to priority sector of ₹ 118,007.02 crore (previous year: ₹ 90,592.86 crore).

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other assets as at March 31, 2024 include unrealised gain on foreign exchange and derivative contracts of ₹ 11,789.89 crore (previous year: ₹ 12,202.27 crore).

Other assets include deferred tax asset (net) of ₹ 9,301.96 crore (previous year: ₹ 7,292.26 crore). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Deferred tax asset arising out of:		
Loan loss and contingencies	12,951.90	6,568.58
Employee benefits	1,096.90	73.19
Depreciation	101.42	103.20
Others	784.00	547.29
Total (a)	**14,934.22**	**7,292.26**
Deferred tax liability arising out of:		
Special reserve u/s 36(1)(viii) of the Income tax Act, 1961	5,385.82	-
Unrealised MTM on derivatives	216.55	-
Depreciation	25.14	-
Others	4.75	-
Total (b)	**5,632.26**	**-**
Deferred tax asset (net) (a-b)	**9,301.96**	**7,292.26**

13. Other income

Commission, exchange and brokerage income

Commission, exchange and brokerage income is presented net of related commission expenses for the Bank.

Profit on sale on investments

During the current year, in order to comply with condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila for a consideration of ₹ 9,552.73 crore, resulting in a gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore).

Miscellaneous income

Miscellaneous income includes recoveries from written-off accounts amounting to ₹ 4,380.01 crore (previous year: ₹ 4,401.00 crore) exceeding 1% of the total income of the Group.

14. Other expenditure

Other expenditure includes commission paid to sales agents amounting to ₹ 4,124.48 crore (previous year: ₹ 3,342.15 crore) exceeding 1% of the total income of the Group.

Integrated Annual Report **2023-24** 469

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

15. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**1,175.17**	**1,090.59**
Liabilities assumed on amalgamation (Refer Schedule 18(1))	618.83	-
Interest cost	98.40	73.27
Current service cost	236.88	142.38
Benefits paid	(201.56)	(111.67)
Actuarial (gain) / loss on obligation:		
Experience adjustment	(27.36)	8.44
Assumption change	20.34	(27.84)
Present value of obligation as at March 31	**1,920.70**	**1,175.17**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**1,091.61**	**1,001.91**
Assets assumed on amalgamation (Refer Schedule 18(1))	573.67	-
Expected return on plan assets	106.43	66.54
Contributions	82.96	173.53
Benefits paid	(178.05)	(111.67)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	290.93	(38.70)
Fair value of plan assets as at March 31	**1,967.55**	**1,091.61**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	1,967.55	1,091.61
Present value of obligation as at March 31	(1,920.70)	(1,175.17)
Asset / (liability) as at March 31	**46.85**	**(83.56)**
Expenses recognised in Consolidated Profit and Loss Account		
Interest cost	96.35	73.27
Current service cost	236.88	142.38
Expected return on plan assets	(104.38)	(66.54)
Net actuarial (gain) / loss recognised in the year	(297.96)	19.30
Net cost	**(69.11)**	**168.41**
Actual return on plan assets	397.36	27.84
Estimated contribution for the next year	165.92	194.83
Assumptions		
Discount rate	7.15%-7.21% p.a.	7.20%-7.42% p.a.
Expected return on plan assets	6.50%-7.21% p.a.	6.50%-7.42% p.a.
Salary escalation rate	3.00%-15.00% p.a.	3.00%-10.00% p.a.

470 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below.

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2024	March 31, 2023
Government securities	47.62%	37.47%
Debenture and bonds	17.59%	18.98%
Equity shares	30.34%	36.64%
Others	4.45%	6.91%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2024	2023	2022	2021	2020
Plan assets	1,967.55	1,091.61	1,001.91	834.44	577.97
Defined benefit obligation	1,920.70	1,175.17	1,090.59	1,017.22	851.66
Surplus / (deficit)	46.85	(83.56)	(88.68)	(182.78)	(273.69)
Experience adjustment gain / (loss) on plan assets	290.93	(38.70)	22.14	107.65	(59.42)
Experience adjustment (gain) / loss on plan liabilities	(27.36)	8.44	(51.23)	41.30	16.69

Pension

(₹ crore)

Particulars	**March 31, 2024**	March 31, 2023
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**107.82**	**88.02**
Interest cost	7.61	6.07
Current service cost	1.83	1.54
Past service cost	-	-
Benefits paid	(9.85)	(12.01)
Actuarial (gain) / loss on obligation:		
Experience adjustment	16.83	3.32
Assumption change	(20.77)	20.88
Present value of obligation as at March 31	**103.47**	**107.82**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**0.31**	**0.88**
Expected return on plan assets	0.53	0.04
Contributions	24.18	11.18
Benefits paid	(9.85)	(12.01)

Integrated Annual Report **2023-24** 471

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended March 31, 2024 (‘ crore) Particulars March 31, 2024 March 31, 2023 Actuarial gain / (loss) on plan assets: Experience adjustment 0.99 0.22 Assumption change - - Fair value of plan assets as at March 31 16.16 0.31 Amount recognised in Balance Sheet Fair value of plan assets as at March 31 16.16 0.31 Present value of obligation as at March 31 (103.47) (107.82) Asset / (liability) as at March 31 (87.31) (107.51) Expenses recognised in Consolidated Profit and Loss Account Interest cost 7.61 6.07 Current service cost 1.83 1.54 Past service cost - -Expected return on plan assets (0.53) (0.04) Net actuarial (gain) / loss recognised in the year (4.94) 23.98 Net cost 3.97 31.55 Actual return on plan assets 1.53 2.59 Estimated contribution for the next year 7.78 22.95 Assumptions Discount rate 7.20% p.a. 7.40% p.a. Expected return on plan assets 6.50% p.a. 6.50% p.a. Salary escalation rate 7.00% p.a. 10.00% p.a. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors. Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below. Category of plan assets % of fair value to total plan assets as at March 31, 2024 March 31, 2023 Government securities 8.81% 36.54% Debenture and bonds 1.02% 4.07% Others 90.17% 59.39% Total 100.00% 100.00% 47 2 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Experience adjustment (‘ crore) Particulars Years ended March 31, 2024 2023 2022 2021 2020 Plan assets 16.16 0.31 0.88 0.33 9.51 Defined benefit obligation 103.47 107.82 88.02 89.99 64.15 Surplus / (deficit) (87.31) (107.51) (87.14) (89.66) (54.64) Experience adjustment gain / (loss) on plan assets 0.99 0.22 0.39 (0.20) 0.28 Experience adjustment (gain) / loss on plan liabilities 16.83 3.32 6.44 31.41 9.06 Provident fund The guidance note on AS-15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and as at March 31, 2024, no provision is required (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note. Assumptions Particulars March 31, 2024 March 31, 2023 Discount rate (GOI security yield) 7.20% p.a. 7.40% p.a. Expected guaranteed interest rate 8.25% p.a. 8.10% p.a. The Group contributed ‘ 990.58 crore (previous year: ‘ 766.98 crore) to the provident fund, ‘ 18.80 crore (previous year: ‘ 8.33 crore) to the National Pension Scheme (for employees who opted) and ‘ 92.70 crore (previous year: ‘ 80.33 crore) to the superannuation plan. Compensated absences The actuarial liability of compensated absences of accumulated privileged and sick leaves of the employees of the Group is given below (‘ crore) Particulars March 31, 2024 March 31, 2023 Privileged leave 129.38 7.88 Sick leave 10.69 1.46 Total actuarial liability 140.07 9.34 Assumptions Discount rate 5.20% to 7.21% p.a. 7.20% p.a. Salary escalation rate 4.00% to 10.48% p.a. 10.78% p.a. The Code on Social Security 2020 (‘the Code’) relating to employee benefits, during the employment and post-employment, has received Presidential assent on September 28, 2020. The Code has been published in the Gazette of India. Further, the Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020. The effective date from which the changes are applicable is yet to be notified and rules for quantifying the financial impact are not yet issued. Integrated Annual Report 2023-24 47 3

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2024

The Group will assess the impact of the Code and will give appropriate impact in the consolidated financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

16.	Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Group operates in the following segments:

a)	Treasury

The treasury segment primarily consists of net interest earnings from the Bank’s investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b)	Retail banking

i.	Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank’s digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

ii.	Other retail banking

The retail banking segment serves retail customers through the Bank’s branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c)	Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d)	Other banking business

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

474	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

e) Insurance business

This segment includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Life Insurance Company Limited.

f) Others

Includes the operations of consolidated entities of the Bank, not covered in any of the above segments.

g) Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2024 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Insurance business	Other	Total
			Digital banking #	Other retail banking					
1	Segment revenue	61,653.66	3.37	233,634.50	175,520.23	30,050.38	86,877.22	13,536.00	601,275.36
2	Unallocated revenue								-
3	Less: Inter-segment revenue								193,280.59
4	Income from operations (1) + (2) - (3)								407,994.77
5	Segment results**	14,190.10	(1.23)	15,661.14	32,280.98	11,104.00	3,321.30	2,352.00	78,908.29
6	Unallocated expenses								2,339.69
7	Income tax expense (including deferred tax)								11,122.10
8	Net profit (5)-(6)-(7)								65,446.50
9	Segment assets	822,926.80	51.34	1,395,037.69	1,274,899.43	97,097.23	322,984.00	89,587.20	4,002,583.69
10	Unallocated assets								27,610.57
11	Total assets (9)+(10)								4,030,194.26
12	Segment liabilities**	94,557.67	56.18	2,046,617.47	973,987.85	8,212.98	311,998.00	71,040.35	3,506,470.50
13	Unallocated liabilities								53,945.11

Integrated Annual Report **2023-24** 475

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Insurance business	Other	Total
			Digital banking #	Other retail banking					
14	Total liabilities (12) + (13)								3,560,415.61
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)								496,113.19
16	Unallocated (10) - (13)								(26,334.54)
17	Total (15) + (16)								469,778.65
18	Capital expenditure	31.45	-	4,168.78	49.06	532.55	313.99	239.96	5,335.79
19	Depreciation	26.01	-	2,343.71	204.67	235.71	125.77	156.21	3,092.08
20	Provisions for non - performing assets / others*	-	-	12,798.00	6,781.15	3,913.00	(56.01)	1,582.14	25,018.28
21	Unallocated other provisions*								-

* *Represents material non-cash charge other than depreciation and taxation.*

** *Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.*

\# *Vide its circular dated April 07, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment.*

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	4,03,356.00	4,638.77	4,07,994.77
Assets	39,54,614.44	75,579.82	40,30,194.26
Capital expenditure	5,334.46	1.33	5,335.79

Segment reporting for the year ended March 31, 2023 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Other	Total
			Digital banking #	Other retail banking				
1	Segment revenue	34,322.91	0.64	142,272.51	94,366.08	25,979.29	11,865.74	308,807.17
2	Unallocated revenue							-
3	Less: Inter-segment revenue							104,141.07
4	Income from operations (1) + (2) - (3)							204,666.10
5	Segment results	2,096.49	(0.85)	14,164.39	33,641.99	9,684.51	3,013.10	62,599.63
6	Unallocated expenses							1,101.24
7	Income tax expense (including deferred tax)							15,349.69
8	Net profit (5)-(6)-(7)							46,148.70

476 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking business	Other	Total
			Digital banking #	Other retail banking				
9	Segment assets	641,108.56	40.22	756,028.55	973,689.82	80,748.69	64,350.96	2,515,966.80
10	Unallocated assets							14,465.63
11	Total assets (9)+(10)							2,530,432.43
12	Segment liabilities	73,308.77	41.66	1,590,690.86	464,552.76	7,018.63	54,252.20	2,189,864.88
13	Unallocated liabilities							50,269.77
14	Total liabilities (12) + (13)							2,240,134.65
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)							326,101.92
16	Unallocated (10) - (13)							(35,804.14)
17	Total (15) + (16)							290,297.78
18	Capital expenditure	28.52	-	3,071.71	832.78	275.51	167.45	4,375.97
19	Depreciation	40.09	-	1,855.64	198.20	148.55	102.99	2,345.47
20	Provisions for non - performing assets / others*	(5.00)	-	6,738.00	685.66	4,501.00	1,934.42	13,854.08
21	Unallocated other provisions*							-

* *Represents material non-cash charge other than depreciation and taxation.*

\# *Vide its circular dated April 07, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.*

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	202,361.09	2,305.01	204,666.10
Assets	2,467,295.62	63,136.81	2,530,432.43
Capital expenditure	4,372.17	3.80	4,375.97

17. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements – Presentation and Disclosures, the Group's related parties are disclosed below:

Promoter

Erstwhile Housing Development Finance Corporation Limited (amalgamated with and into the Bank with effect from July 01, 2023)

Subsidiaries (which are not consolidated)

Pursuant to the amalgamation of eHDFC Limited with and into the Bank, following entities became subsidiaries of the Bank with effect from July 01, 2023

HDFC Credila Financial Services Limited (ceased to be a related party with effect from March 19, 2024)

HDFC Education and Development Services Private Limited

Integrated Annual Report **2023-24** 477

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

Key management personnel

Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Kaizad Bharucha, Deputy Managing Director

Bhavesh Zaveri, Executive Director (appointed with effect from April 19, 2023)

V. Srinivasa Rangan, Executive Director (appointed with effect from November 23, 2023)

Relatives of key management personnel and their interested entities

Nagsri Sashidhar, Dhruv Sashidhar, Jagdishan Chandrasekharan, Mythra Mahesh, Mahesh Babu Ramamurthy, Nagsri - Creating Special Memories, Havovi Bharucha, Huzaan Bharucha, Danesh Bharucha, Darius Bharucha, Dilnaaz D Bharucha

With effect from April 19, 2023 - Mala B. Zaveri, Bhakti Zaveri, Akash Metawala, Niharika Zaveri, Dev Metawala, Paresh Zaveri, Kavita Zaveri, Hitesh Zaveri, Aurionpro Solutions Limited, Trejhara Solutions Limited

With effect from November 23, 2023 - S. Anuradha, V. Jayam, S. Abinaya Rangan

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category.

- Interest paid: HDFC Credila Financial Services Limited ₹ 7.70 crore, Housing Development Finance Corporation Limited ₹ 3.06 crore
- Interest received: HDFC Credila Financial Services Limited ₹ 200.31 crore
- Rendering of services: Housing Development Finance Corporation Limited ₹ 161.72 crore, HDFC Credila Financial Services Limited ₹ 37.28 crore
- Receiving of services: Housing Development Finance Corporation Limited ₹ 236.64 crore, HDFC Credila Financial Services Limited ₹ 42.14 crore
- Dividend paid: Kaizad Bharucha ₹ 4.25 crore; Sashidhar Jagdishan ₹ 2.90 crore; Mala B. Zaveri ₹ 1.09 crore.
- Dividend received: Aurionpro Solutions Limited ₹ 0.01 crore.
- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 12.53 crore

The Group's related party balances and transactions for the year ended March 31, 2024 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	22.89	8.54	37.65	69.08
	(6,503.24)	(377.56)	(20.56)	(37.65)	(6,939.01)
Deposits placed	-	-	0.02	0.02	0.04
	(0.49)	-	(0.02)	(0.02)	(0.53)
Advances given	-	-	2.42	0.43	2.85
	-	(3,399.05)	(2.77)	(1.03)	(3,402.85)
Fixed assets purchased from	-	-	-	13.13	13.13
Interest paid to	3.06	8.52	0.44	0.99	13.01
Interest received from	-	200.31	0.29	0.03	200.63
Income from services rendered to	161.72	37.43	0.25	0.49	199.89
Expenses for receiving services from	236.64	42.14	0.12	13.86	292.76

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(₹ crore)

Items / Related party	Promoter	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Equity investments	-	200.00	-	-	200.00
	-	(2,634.97)	-	#	(2,634.97)
Other investments	-	-	-	-	-
	-	(49.26)	-	-	(49.26)
Dividend paid to	-	-	7.78	1.41	9.19
Dividend received from	-	-	-	0.01	0.01
Receivable from / Advance paid	-	0.03	-	-	0.03
	(0.58)	(18.89)	-	-	(19.47)
Payable to	-	-	-	-	-
	(81.70)	(16.41)	-	-	(98.11)
Guarantees given	-	-	-	68.43	68.43
	(0.02)	-	-	(68.43)	(68.45)
Remuneration paid	-	-	27.18	-	27.18
Loans purchased from	11,632.00	-	-	-	11,632.00

* *Subsidiaries which are not consolidated.*

\# *Denotes amount less than ₹ 1 lakh.*

- *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.*
- *Remuneration paid is ₹ 9.91 crore to Mr. Sashidhar Jagdishan, ₹ 9.92 crore to Mr. Kaizad Bharucha, ₹ 5.05 crore to Mr. Bhavesh Zaveri and ₹ 2.30 crore to Mr. V. Srinivasa Rangan (excluding value of employee stock options exercised during the year).*
- *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2024, approved unpaid deferred bonus in respect of earlier years was ₹ 10.87 crore.*

The Group's related party balances and transactions for the year ended March 31, 2023 are summarised as follows:

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category. Transactions between the Bank and Housing Development Finance Corporation Limited exceed 10% of all related party transactions in that category.

(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	2,739.28	22.20	3.82	2,765.30
	(4,505.30)	(22.20)	(3.86)	(4,531.36)
Deposits placed	0.32	-	-	0.32
	(0.32)	-	-	(0.32)
Advances given	-	0.56	#	0.56
	-	(0.61)	#	(0.61)
Interest paid to	9.53	0.51	0.10	10.14
Interest received from		0.01	-	0.01
Income from services rendered to	588.82	#	#	588.82
Expenses for receiving services from	864.67	-	-	864.67

Integrated Annual Report **2023-24** 479

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Dividend paid to	1,340.15	6.64	#	1,346.79
Receivable from	74.48	-	-	74.48
	(97.35)	-	-	(97.35)
Payable to	77.35	-	-	77.35
	(77.35)	-	-	(77.35)
Guarantees given	0.35	-	-	0.35
	(0.35)	-	-	(0.35)
Remuneration paid	-	20.58	-	20.58
Loans purchased from	36,910.13	-	-	36,910.13

Denotes amount less than ₹ 1 lakh.

- *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter end.*
- *Remuneration paid is ₹ 10.55 crore to Mr. Sashidhar Jagdishan and ₹ 10.03 crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year).*
- *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2023, approved unpaid deferred bonus in respect of earlier years was ₹ 7.25 crore.*

The Bank being an authorised dealer, deals in foreign exchange and derivative transactions with parties which include its promoter. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The notional principal amount of foreign exchange and derivative contracts transacted with the promoter that were outstanding as on March 31, 2023 is ₹ 9,445.12 crore. The contingent credit exposure pertaining to these contracts computed in line with the extant RBI guidelines on exposure norms was ₹ 317.02 crore.

18. Leases

Operating Lease

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Group.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2024	March 31, 2023
Not later than one year	2,121.60	1,519.61
Later than one year and not later than five years	7,773.98	5,589.15
Later than five years	9,974.32	6,923.57
Total	**19,869.90**	**14,032.33**
Total of minimum lease payments recognised in the Consolidated Profit and Loss Account for the year	2,446.08	1,814.68
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	14.28	22.13
Sub-lease amounts recognised in the Consolidated Profit and Loss Account for the year	6.01	6.64
Contingent (usage based) lease payments recognised in the Consolidated Profit and Loss Account for the year	470.37	373.70

480 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements The Bank has sub-leased certain of its properties taken on lease. Lease Income (‘ crore) Particulars March 31, 2024 March 31, 2023 Gross carrying amount of the assets 43.29 -Accumulated depreciation of the assets 1.32 -Accumulated impairment loss of the assets - -Total depreciation recognised in the Consolidated Profit and loss account for the year 0.23 -Total impairment losses recognised in the Consolidated Profit and loss account for the - -year Total impairment losses reversed in the Consolidated Profit and loss account for the year - -Contingent lease income recognised in the Consolidated Profit and Loss Account for the - -year Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year (‘ crore) Particulars March 31, 2024 March 31, 2023 Not later than one year 4.11 -Later than one year and not later than five years 6.54 -Later than five years - - Total 10.65 - 19. Earnings per equity share Basic and diluted earnings per equity share have been calculated based on the consolidated net profit after tax attributable to the Group of ‘ 64,062.04 crore (previous year: ‘ 45,997.11 crore) and the weighted average number of equity shares outstanding during the year of 7,08,48,07,443 (previous year: 5,56,57,14,265). The dilutive impact is on account of stock options / units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year. Following is the reconciliation between the basic and diluted earnings per equity share: Particulars For the years ended March 31, 2024 March 31, 2023 Nominal value per share (‘) 1.00 1.00 Basic earnings per share (‘) 90.42 82.64 Effect of potential equity shares (per share) (‘) (0.41) (0.37) Diluted earnings per share (‘) 90.01 82.27 Integrated Annual Report 2023-24 4 81

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended March 31, 2024 Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share: Particulars For the years ended March 31, 2024 March 31, 2023 Weighted average number of equity shares used in computing basic earnings per equity 7,08,48,07,443 5,56,57,14,265 share Effect of potential equity shares outstanding 3,24,45,707 2,54,69,391 Weighted average number of equity shares used in computing diluted earnings per equity 7,11,72,53,150 5,59,11,83,656 share Equity shares issued as consideration under the Scheme are included in the weighted average number of shares with effect from appointed and effective date of the amalgamation. 20. Provisions and contingent liabilities Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Group a) Provision for credit card and debit card reward points (‘ crore) Particulars March 31, 2024 March 31, 2023 Opening provision for reward points 696.31 635.91 Provision for reward points made during the year 792.11 553.73 Utilisation / write-back of provision for reward points (624.88) (493.33) Closing provision for reward points 863.54 696.31 4 82 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements b) Provision for legal and other contingencies (‘ crore) Particulars March 31, 2024 March 31, 2023 Opening provision 553.22 549.66 Additions on amalgamation 429.46 -Movement during the year (net) 76.70 3.56 Closing provision 1,059.38 553.22 c) Description of contingent liabilities Sr. Contingent liability* Brief description No. 1 Claims against the Bank not The Group is a party to various taxation matters in respect of which appeals are acknowledged as debts - taxation pending. The Group expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws. 2 Claims against the Bank not The Group is a party to various legal proceedings in the normal course of business. acknowledged as debts - others The Group does not expect the outcome of these proceedings to have a material adverse effect on the Group’s financial conditions, results of operations or cash flows. 3 Partly paid investments This represents amount remaining unpaid towards liability for partly paid investments. 4 Liability on account of forward The Group enters into foreign exchange contracts, currency options, forward exchange and derivative contracts rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms. 5 Guarantees given on behalf As a part of its commercial banking activities, the Bank issues documentary credit of constituents, acceptances, and guarantees on behalf of its customers. Documentary credits such as letters of endorsements and other obligations credit enhance the credit standing of the Bank’s customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations. 6 Other items for which the Bank is These include: a) Credit enhancements in respect of securitised-out loans; b) Bills contingently liable rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEAF); g) Bank guarantees taken. * Also refer Schedule 12 - Contingent liabilities Integrated Annual Report 2023-24 48 3

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2024

21. Additional information pursuant to Schedule III of the Companies Act, 2013

(₹ crore)

Name of entity	Net assets as of March 31, 2024		Profit or (loss) for the year ended March 31, 2024	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	93.71%	440,245.80	92.92%	60,812.27
Subsidiaries:				
HDB Financial Services Limited*	3.01%	14,128.12	3.68%	2,408.26
HDFC Securities Limited*	0.42%	1,970.86	1.48%	967.44
HDFC Asset Management Company Limited (Consolidated)*#	1.28%	5,996.80	1.76%	1,153.05
HDFC Trustee Company Limited*	0.00%	3.07	0.00%	0.24
HDFC Life Insurance Company Limited (Consolidated)*#	3.12%	14,666.39	1.68%	1,099.42
HDFC ERGO General Insurance Company Limited*	0.94%	4,448.02	0.33%	217.31
HDFC Sales Private Limited*	0.04%	202.19	0.06%	39.45
Griha Investments	0.00%	10.65	(0.03%)	(19.53)
Griha Pte Limited	0.02%	76.41	(0.01%)	(7.00)
HDFC Capital Advisors Limited*	0.06%	261.77	0.12%	76.13
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.04%	171.56	0.00%	(0.49)
Minority Interest	2.85%	13,383.40	2.11%	1,384.46
Inter-company adjustments	(5.49%)	(25,786.39)	(4.10%)	(2,684.51)
Total	**100.00%**	**469,778.65**	**100.00%**	**65,446.50**

* *The subsidiaries are Indian entities.*

** *Consolidated net assets are total assets minus total liabilities.*

\# *HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Management Company Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited, HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.*

484 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

(₹ crore)

Name of entity	Net assets as of March 31, 2023		Profit or (loss) for the year ended March 31, 2023	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	96.52%	280,199.01	95.58%	44,108.71
Subsidiaries:				
HDB Financial Services Limited*	4.08%	11,857.72	4.54%	2,093.94
HDFC Securities Limited*	0.60%	1,745.23	1.62%	748.86
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.06%	172.05	0.02%	10.46
Minority Interest	0.30%	860.26	0.33%	151.59
Inter-company adjustments	(1.56%)	(4,536.51)	(2.09%)	(964.86)
Total	**100.00%**	**290,297.76**	**100.00%**	**46,148.70**

* *The subsidiaries are Indian entities.*

** *Consolidated net assets are total assets minus total liabilities.*

22. Additional Disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and its Subsidiaries have no material bearing on the true and fair view of the Consolidated Financial Statements and the information pertaining to such items which are not material have not been disclosed in the Consolidated Financial Statements.

23. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.

These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Banks and subsidiaries incorporated in India have not advanced / lent / invested / provided guarantee or security to or in any other person with an understanding to lend / invest / provide guarantee or security or the like to or in any other person Similarly, other than the nature of transactions described above, the Bank and subsidiaries incorporated in India has not received any funds from any other person with an understanding that the Bank shall lend or invest or provide guarantee or security or the like to or in any other person.

24. Implementation of Indian Accounting Standards ('Ind-AS')

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Ind-AS for scheduled commercial banks, insurers / insurance companies and non-banking financial companies. However, the RBI and IRDAI have deferred implementation of Ind-AS for banks and insurance companies till further notice. The Bank is well prepared for Ind-AS implementation as and when it becomes applicable, with due consideration to updated regulations, accounting standards / guidance and business strategy at the date of actual transition.

Integrated Annual Report **2023-24** 485

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended March 31, 2024 Further, in view of the significant developments in the global standards and linkages in the capital adequacy framework, the RBI vide its circular dated September 12, 2023 has revised the norms on classification, measurement and valuation of investments with effect from April 01, 2024. The revised framework updates the regulatory guidelines with global standards and best practices and introduced symmetric treatment of fair value gains and losses. Also, the insurance companies in the Group has set up internal steering committee and appointed external partner to study and assess impact of implementation of Ind-AS Standards. Such initial assessment is submitted to IRDAI in case of life insurance entity and is in advanced stages of conclusion in case of general insurance entity. 25. Comparative figures The consolidated financial statements for the year ended March 31, 2024 include the operations of eHDFC Limited and its subsidiaries for the period from July 01, 2023 onwards and hence the figures for the year are not comparable with those of the previous year. Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year’s presentation. As per our report of even date For M M Nissim & Co LLP Chartered Accountants ICAI Firm Registration Number: 107122W/W100672 Sanjay Khemani Partner Membership Number: 044577 For Price Waterhouse LLP Chartered Accountants ICAI Firm Registration Number: 301112E/E300264 Sharad Vasant Partner Membership Number: 101119 For and on behalf of the Board Atanu Chakraborty Part-time Chairman of the Board Kaizad Bharucha Deputy Managing Director Sunita Maheshwari Independent Director Harsh Kumar Bhanwala Independent Director V. S. Rangan Executive Director Keki Mistry Non-Executive Director Santosh Haldankar Company Secretary Sashidhar Jagdishan Managing Director & CEO Sandeep Parekh Independent Director Lily Vadera Independent Director Bhavesh Zaveri Executive Director Renu Karnad Non-Executive Director Srinivasan Vaidyanathan Chief Financial Officer Mumbai, April 20, 2024 48 6 HDFC Bank Limited

STATEMENT PURSUANT TO SECTION 129
of the Comapnies Act, 2013

Form AOC – 1: Pursuant to the first proviso to sub-section (3) of section 129 of the Companies Act, 2013 read with rule 5 of Companies (Accounts) Rules, 2014

Statement containing salient features of the financial statement of subsidiaries, associate companies and joint ventures

Part A: Subsidiaries

(As at / for the year ended March 31, 2024)

(₹ crore)

Sr. No.	Name of the subsidiary	HDB Financial Services Limited	HDFC Securities Limited	HDFC Asset Management Company Limited	HDFC AMC International (IFSC) Limited[4]	HDFC Life Insurance Company Limited	HDFC Pension Management Company Limited[5]	HDFC International Life and Re Company Limited [5,6]	HDFC ERGO General Insurance Company Limited	HDFC Capital Advisors Limited	HDFC Sales Private Limited	HDFC Trustee Company Limited	Griha Investments[6]	Griha Pte Limited[7]	HDFC Education and Development Services Pvt. Ltd[8]
1	The date since when subsidiaries was acquired	August 31, 2007	September 28, 2005	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]	July 01, 2023[1]
2	Share capital	793.10	15.97	106.74	34.00	2,150.94	54.00	246.04	714.97	2.14	122.00	0.10	0.33	6.91	200.00
3	Reserves & surplus	12,949.60	2,013.27	6,972.33	(4.07)	12,500.80	8.22	(24.21)	3,733.07	277.45	75.64	3.21	10.29	69.49	(7.61)
4	Total assets	92,556.50	14,103.07	7,557.55	30.29	2,93,729.32	79.53	361.34	5,523.04	336.44	498.09	3.98	10.96	77.50	197.05
5	Total Liabilities	78,813.80	12,073.83	478.48	0.36	2,79,077.58	17.31	139.51	1,075.00	56.85	300.45	0.67	0.34	1.10	4.65
6	Investments	3,380.30	1,005.33	7,190.03	-	2,92,220.08	65.51	253.00	25,761.88	180.17	-	2.54	-	-	-
7	Turnover	14,171.10	2,660.73	3,162.43	0.96	1,01,789.50	50.31	197.57	11,231.70	197.37	1,081.12	3.19	0.65	7.96	18.18
8	Profit before taxation	3,304.70	1,271.43	2,478.19	(3.15)	971.45	2.42	11.23	578.35	135.64	60.52	0.51	(25.95)	(3.86)	8.20
9	Provision for taxation	843.90	320.54	532.31	0.01	(597.41)	0.61	-	140.68	34.39	16.19	0.10	-	0.01	1.07
10	Profit after taxation	2,460.80	950.89	1,945.88	(3.16)	1,568.86	1.81	11.23	437.67	101.25	44.33	0.41	(25.95)	(3.87)	7.13
11	Dividend Paid	245.40	812.46	1,024.65	-	477.09	-	-	250.15	-	25.01	-	-	-	-
12	% of shareholding	94.64%	95.13%	52.55%	100.00%	50.37%	100.00%	100.00%	50.48%	89.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

1 As per the Scheme of Amalgamation, erstwhile Housing Development Finance Corporation Ltd ("eHDFC Limited") amalgamated with and into the HDFC Bank Ltd ("Bank") with effect from July 01, 2023. Accordingly, upon Scheme becoming effective from July 01, 2023, the subsidiaries of eHDFC Limited became the subsidiaries of the Bank.

2 The audited financial statements of the above subsidiaries have been drawn up to the same reporting date as that of the Bank, i.e. March 31, 2024.

3 The financial information is extracted from the audited financial statements prepared in accordance with the accounting standards / regulations as applicable to the respective subsidiaries.

4 HDFC AMC International (IFSC) Limited is a wholly-owned subsidiary of HDFC Asset Management Company Limited.

5 HDFC Pension Management Company Limited and HDFC International Life and Re Company Limited ("HILRCL") are wholly-owned subsidiaries of HDFC Life Insurance Company Limited.

Integrated Annual Report 2023-24 487

STATEMENT PURSUANT TO SECTION 129 of the Comapnies Act, 2013 6 The financial information of HILRCL and Griha Investments is translated into Indian Rupees using the closing exchange rate as at March 31, 2024 of 1 USD = ₹ 83.405. 7 The financial information of Griha Pte Limited is translated into Indian Rupees using the closing exchange rate as at March 31, 2024 of 1 SGD = ₹ 61.735. 8 The Bank has not consolidated its subsidiary HDFC Education and Development Services Pvt. Ltd as its control is intended to be temporary (as directed by the RBI) on the date of acquisition. 9 Names of subsidiaries which are yet to commence operations: None. 10 Names of subsidiaries which have been liquidated or sold during the year: HDFC Credila Financial Services Limited (“”HDFC Credila””) During the year, the Bank has sold 14,01,72,180 equity shares of HDFC Credila; consequent to which it ceased to be subsidiary of the Bank. Part B: Associate Companies and Joint Ventures Not Applicable 488 HDFC Bank Limited

CERTIFICATE ON CORPORATE GOVERNANCE To, The Members of HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai—400013. We, BNP & Associates have examined all relevant records of HDFC Bank Limited (hereinafter referred as the “Bank”) as provided through the virtual data room for the purpose of certifying the compliance ensured by the Bank for disclosure requirements and corporate governance norms as prescribed under Regulations 17 to 27, clauses (b) to (i) of sub-regulation (2) of Regulation 46 and Para C, D and E of Schedule V of Chapter IV of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“LODR”), for the financial year ended March 31, 2024. We have obtained all the information and explanations, which, to the best of our knowledge and belief, necessary for the purpose of this certification. We state that the compliance requirements of Corporate Governance are the responsibility of the management of the Bank and our examination is limited to procedures and implementation thereof as adopted by the Bank for ensuring the compliance. It is neither an audit nor an expression of opinion on the financial statements of the Bank. In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as specified in the LODR for F.Y. 2023-24. We further state that the above certification is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank during the financial year. For BNP & Associates Company Secretaries [Firm Regn. No. P2014MH037400 PR No. 637/2019 Avinash Bagul Partner FCS No. 5578 CP No. 19862 UDIN: F005578F000592692 Date: June 20, 2024 Place: Mumbai Integrated Annual Report 2023-24 489

CERTIFICATE UNDER SEBI LISTING REGULATIONS

To,
The Members,
HDFC Bank Limited,
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (West),
Mumbai - 400013.

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of **HDFC Bank Limited [CIN.: L65920MH1994PLC080618]** (hereinafter called the "**Bank**") having its Registered Office at HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013 and also the information provided by the Bank, its officers and the authorised representatives for the purpose of issuance of the Certificate, in accordance with Regulation 34 (3) read with Schedule V Para-C Sub clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) 2015 (**LODR**), as amended from time to time.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Bank and its officers, we hereby certify that none of the Directors on the Board of the Bank as stated below for the Financial Year ended on March 31, 2024 have been debarred or disqualified from being appointed or continuing as Directors of the Bank by Securities and Exchange Board of India, Ministry of Corporate Affairs or any such statutory authority.

S. No.	Name of the Director	DIN	Date of Appointment in the Company*
1.	Mr. Atanu Chakraborty	01469375	05/05/2021
2.	Mr. M. D. Ranganath [1]	07565125	31/01/2019
3.	Mr. Sandeep Parekh [2]	03268043	19/01/2019
4.	Dr. (Mrs.) Sunita Maheshwari	01641411	30/03/2021
5.	Mrs. Lily Vadera	09400410	26/11/2021
6.	Dr. (Mr.) Harsh Kumar Bhanwala [3]	06417704	25/01/2024
7.	Mr. Keki Mistry [4]	00008886	30/06/2023
8.	Mrs. Renu Karnad [5]	00008064	03/03/2020
9.	Mr. Sashidhar Jagdishan [6]	08614396	27/10/2020
10.	Mr. Kaizad Bharucha [7]	02490648	24/12/2013
11.	Mr. Bhavesh Zaveri [8]	01550468	19/04/2023
12.	Mr. V Srinivasa Rangan [9]	00030248	23/11/2023
13.	Mr. Sanjiv Sachar [10]	02013812	21/07/2018
14.	Mr. Umesh Chandra Sarangi [11]	02040436	01/03/2016

*Date of appointment is taken from MCA.

490 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements 1. Mr. M. D. Ranganath was re-appointed as an Independent Director of the Bank for a period of three (3) years from January 31, 2024 up to January 30, 2027 (both days inclusive), not liable to retire by rotation; 2. Mr. Sandeep Parekh was re-appointed as an Independent Director of the Bank for a period of three (3) years from January 19, 2024 up to January 18, 2027 (both days inclusive), not liable to retire by rotation; 3. Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank for a period of three (3) from January 25, 2024 up to January 24, 2027 (both days inclusive), not liable to retire by rotation; 4. Mr. Keki Mistry was appointed as a Non-Executive (Non- Independent) Director of the Bank from June 30, 2023 up to November 6, 2029 (both days inclusive), liable to retire by rotation; 5. Mrs. Renu Karnad formerly a Non-Executive Director (Nominee of erstwhile Housing Development Finance Corporation Limited), was appointed as a Non-Executive (Non-Independent) Director of the Bank, from July 01, 2023 up to September 2, 2027 (both days inclusive), liable to retire by rotation; 6. Mr. Sashidhar Jagdishan was re-appointed as the Managing Director & Chief Executive Officer of the Bank for a period of three (3) years from October 27, 2023 up to October 26, 2026 (both days inclusive), not liable to retire by rotation; 7. Mr. Kaizad Bharucha formerly an Executive Director of the Bank, has been appointed as the Deputy Managing Director of the Bank for a period of three (3) years from April 19, 2023 up to April 18, 2026 (both days inclusive) liable to retire by rotation; 8. Mr. Bhavesh Zaveri was appointed as an Executive Director of the Bank for a period of three (3) years from April 19, 2023 up to April 18, 2026 (both days inclusive), liable to retire by rotation; 9. Mr. V. Srinivasa Rangan was appointed as an Executive Director of the Bank for a period of three (3) years from November 23, 2023 up to November 22, 2026 (both days inclusive), liable to retire by rotation; 10. Mr. Sanjiv Sachar ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on July 20, 2023 on account of completion of his term as an Independent Director of the Bank; 11. Mr. Umesh Chandra Sarangi ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on February 29, 2024 on account of completion of his term as an Independent Director of the Bank. Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Bank. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Bank nor of the efficiency or effectiveness with which the management has conducted the affairs of the Bank. For BNP & Associates Company Secretaries [Firm Regn. No. P2014MH037400] PR No. 637/2019 Avinash Bagul Partner FCS No. 5578 CP No. 19862 Date: June 20, 2024 UDIN: F005578F000592714 Place: Mumbai Integrated Annual Report 2023-24 491

REPORT ON CORPORATE GOVERNANCE [Report on Corporate Governance pursuant to the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 {the “LODR”} and forming a part of the report of the Board of Directors] CORPORATE GOVERNANCE FRAMEWORK Shareholders Board of Directors Regulators Stakeholders’ Nomination & Risk Policy & Audit Other Relationship Remuneration Monitoring Committee Committees Committee Committee Committee Managing Director External and Internal Auditors Executive Director • The Board of Directors of the Bank are the ultimate custodians of governance. • The Board of Directors are accountable to various stakeholders such as security holders, regulatory authorities including Reserve Bank of India (“RBI”), Securities and Exchange Board of India (“SEBI”), Ministry of Corporate Affairs and others. • The Bank has an engaged, experienced, diverse and a well-informed Board. Through the governance framework in the Bank, the Board along with its Committees, each with defined roles, undertakes its responsibilities towards all its stakeholders. • The Joint Statutory Auditors have a reporting responsibility to the Audit Committee. • The Managing Director and Chief Executive Officer is responsible for the overall affairs of the Bank, under the superintendence, guidance and control of the Board of Directors. • The Executive Directors, under the guidance of the Managing Director, have over-sight over various business functions. Philosophy on Code of Corporate Governance The Bank believes in adopting and adhering to the best recognized corporate governance practices and continuously benchmarking itself against each such practices. The Bank understands and respects its role and responsibility towards its shareholders and strives hard to meet their expectations. The Bank believes that best board governance practices, transparent disclosures and shareholder empowerment are necessary for creating shareholder value. The Bank has infused the philosophy of corporate governance into all its activities. The philosophy on corporate governance is an important tool for shareholder protection and maximization of their long- term values. The cardinal principles such as independence, accountability, responsibility, transparency, fair and timely disclosures, credibility, sustainability, etc. serve as the means for implementing the philosophy of corporate governance in letter and in spirit. Board of Directors The composition of the Board of Directors of the Bank (“Board”) is governed by the provisions of the Companies Act, 2013, the Banking Regulation Act, 1949, LODR and other applicable laws. 492 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

As on the date of this report, the Board consists of twelve (12) Directors as follows:

Sr. No.	Category	Name of Director	Directorships on the Board of other companies*	Memberships of committees of other companies*
1.	Independent Directors	i. Mr. Atanu Chakraborty (Part Time Chairman and Independent Director)	2	-
		ii. Mr. M. D. Ranganath	-	-
		iii. Mr. Sandeep Parekh	1	-
		iv. Dr. (Mrs.) Sunita Maheshwari	6	-
		v. Mrs. Lily Vadera	-	-
		vi. Dr. (Mr.) Harsh Kumar Bhanwala	1 (1)	1
2.	Non- Executive Non-Independent Directors	i. Mr. Keki Mistry	7 (2)	7 (2)
		ii. Mrs. Renu Karnad	8 (1)	7 (2)
3.	Executive Directors	i. Mr. Sashidhar Jagdishan (Managing Director and Chief Executive Officer)	-	-
		ii. Mr. Kaizad Bharucha (Deputy Managing Director)	2	-
		iii. Mr. Bhavesh Zaveri	3 (1)	2 (1)
		iv. Mr. V. Srinivasa Rangan	3	2

** The figures in brackets indicate chairpersonships.*

Note: For the purpose of considering the limit of the directorships and limits of committees on which the directors are members / chairpersons, all public limited companies (whether listed or not), private limited companies, foreign companies and companies under Section 8 of the Companies Act, 2013 have been included. Further, chairpersonships / memberships of only the Audit Committee and the Stakeholders' Relationship Committee in these companies have been considered.

Appointment / Cessation of Director(s)

Mr. Kaizad Bharucha, formerly an Executive Director of the Bank and Mr. Bhavesh Zaveri were appointed as the Deputy Managing Director and Executive Director respectively, with effect from April 19, 2023 up to April 18, 2026 (both days inclusive), liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on June 11, 2023.

Mr. Keki Mistry and Mrs. Renu Karnad, formerly Non-Executive Director (Nominee of erstwhile Housing Development Finance Corporation Limited {**e-HDFC**}) were appointed as Non-Executive (Non- Independent) Directors of the Bank, with effect from June 30, 2023 to November 06, 2029 (both days inclusive) and July 01, 2023 to September 02, 2027 (both days inclusive), respectively, liable to retire by rotation, as approved by shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023.

Mr. Sashidhar Jagdishan was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of 3 (three) years with effect from October 27, 2023 to October 26, 2026 (both days inclusive) and not liable to retire by rotation, as approved by RBI and the shareholders through Postal Ballot on January 09, 2024.

Mr. M. D. Ranganath and Mr. Sandeep Parekh were re-appointed as Independent Directors of the Bank for a period of 3 (three) years with effect from January 31, 2024 to January 30, 2027 and January 19, 2024 to January 18, 2027 (both days inclusive), respectively and not liable to retire by rotation, as approved by the shareholders through Postal Ballot on January 09, 2024.

Mr. V. Srinivasa Rangan was appointed as an Executive Director of the Bank for a period of 3 (three) years with effect from November 23, 2023 to November 22, 2026 (both days inclusive) and liable to retire by rotation as approved by RBI and the shareholders through Postal Ballot on January 09, 2024.

Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank for a period of 3 (three) years with effect from January 25, 2024 to January 24, 2027 (both days inclusive) and not liable to retire by rotation, as approved by the shareholders of the Bank through Postal Ballot on March 29, 2024.

Mr. Atanu Chakraborty was re-appointed as the Part Time Chairman and Independent Director of the Bank for a period of 3 (three) years with effect from May 05, 2024 up to May 04, 2027 (both days inclusive) and not liable to retire by rotation pursuant to approval of the RBI and shareholders of the Bank through postal ballot on May 03, 2024, at a remuneration of ₹ 50,00,000 (Rupees Fifty Lakhs Only) per annum during FY 2024-25 on

Integrated Annual Report **2023-24** 493

REPORT ON CORPORATE G O V E R N A N C E proportionate basis, in addition to sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use. Mr. Sanjiv Sachar and Mr. Umesh Chandra Sarangi ceased to be Independent Directors with effect from the close of business hours on July 20, 2023 and February 29, 2024 respectively, upon completion of their respective terms. The Board appreciates the contribution of the Directors who have completed their tenures and welcomes the new Directors joining the Board of the Bank. All the Directors have made necessary disclosures regarding their directorship and committee positions occupied by them in other companies. None of the directors are related to each other. Further, the independent directors fulfill the conditions specified in the LODR and are independent of the management. Profile of Board of Directors The profile of the Directors of the Bank as on the date of this report are as under: Mr. Atanu Chakraborty (DIN 01469375) [Part Time Chairman and Independent Director] Mr. Atanu Chakraborty, aged sixty-four (64) years, served the Government of India, for a period of thirty-five (35) years, as a member of Indian Administrative Service (IAS) in Gujarat cadre. He has mainly worked in areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Dept. of Economic Affairs) during FY 2019-20. As Secretary (DEA), he coordinated economic policy making for all ministries/departments and managed entire process of formulation of Budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development & management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic & foreign related issues as well. He managed flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (NIP). He has also served as Secretary to the Union Government for Disinvestment (DIPAM) wherein he was responsible for both policy as well as execution of the process of disinvestment of Government of India’s stake in state owned enterprises. During the period 2002-07, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of Government of India. He had also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He had been responsible for piloting the private sector investment legislation in the State. In the State Government, he has worked on the ground in both public governance and development areas. Mr. Chakraborty has also served on the Board of World Bank as alternate Governor as well as on the Central Board of Directors of the RBI. He was also the Chairman of National Infrastructure Investment Fund (NIIF) as also on the Board of many listed companies. Mr. Chakraborty was also the CEO / MD of the GSPC group of companies as well as Gujarat State Fertilizers and Chemicals Limited. Mr. Chakraborty had published articles in reputed journals in the areas of public finance, risk sharing in Infrastructure projects and gas infrastructure. Mr. Chakraborty graduated as a Bachelor in Engineering (Electronics & Communication) from NIT Kurukshetra. He holds a Diploma in Business Finance (ICFAI, Hyderabad) and a Master’s degree in Business Administration from the University of Hull, UK. Mr. Chakraborty is not a director in any other listed entity. Mr. Chakraborty does not hold any shares in the Bank as on March 31, 2024. Mr. M. D. Ranganath (DIN: 07565125) [Independent Director] Mr. M. D. Ranganath, aged sixty-two (62) years, has over 32 years of experience in the Global IT services and financial services industry. He is currently the Chairman of Catamaran Ventures. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, till November 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning culminating in the role of Chief Financial Officer and worked closely with the Board of Infosys and its Committees in formulating and executing its strategic priorities. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication based on a poll of buy side and sell side investor community. 494 HDFC Bank Limited

Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.

Mr. Ranganath is a PGDM from IIM Ahmedabad. He holds Master’s degree in Technology from IIT Madras and a Bachelor’s degree in Engineering from the University of Mysore. He is a member of CPA, Australia.

Mr. Ranganath is on the board of Indian Institute of Management, Bangalore. He is a member of CII corporate governance council and GIFT city’s advisory committee on funds management.

Mr. Ranganath is not a director in any other listed entity.

Mr. Ranganath does not hold any shares in the Bank as on March 31, 2024.

Mr. Sandeep Parekh (DIN: 03268043) [Independent Director]

Mr. Sandeep Parekh, aged fifty-two (52) years, holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities & Exchange Board of India during 2006-08, heading the Enforcement and Legal Affairs departments. He is a visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees. He sits on the Advisory Committee of School for Regulatory Studies & Supervision (SRSS) of National Institute of Securities Market (NISM). He has published op-eds in the Financial Times and the Economic Times.

Mr. Parekh is not a director in any other listed entity.

Mr. Parekh does not hold any shares in the Bank as on March 31, 2024.

Dr. (Mrs.) Sunita Maheshwari (DIN 01641411) [Independent Director]

Dr. (Mrs.) Sunita Maheshwari, aged fifty-eight (58) years, is a US Board certified Pediatric Cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. With

over thirty (30) years of experience, she has lived and worked in the US and India. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at:

(a)	Teleradiology Solutions Private Limited (India’s first and largest teleradiology company that has provided over 7 million diagnostic reports to patients and hospitals globally),

(b)	Telrad Tech Private Limited which builds AI enabled tele health software and

(c)	RXDX Healthcare LLP - a chain of multi-specialty neighbourhood clinics in Bangalore.

She has also incubated other start-up companies in the telehealth space such as Healtheminds - a tele-counselling platform. She is active in the social arena in India where she runs 2 trust funds. ‘People4people’ has put up over 600 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching - she has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. She is a Mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she and her husband have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She is currently the President of the Pediatric Cardiac Society of India.

She has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honours including: WOW (Woman of Worth) 2019 award, Outlook Business; 50 most powerful women of India, March 2016; Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.

Dr. (Mrs.) Maheshwari is an Independent Director in Glaxosmithkline Pharmaceuticals Limited (Listed entity).

Dr. (Mrs.) Maheshwari does not hold any shares in the Bank as on March 31, 2024.

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Mrs. Lily Vadera (DIN: 09400410) [Independent Director]

Mrs. Lily Vadera, aged sixty-three (63) years, is a M.A in International Relations. With over 33 years of experience in Central banking, she retired as Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and non-banking finance companies.

She was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress. She represented RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA).

Mrs. Lily Vadera is not a director in any other listed entity.

Mrs. Lily Vadera does not hold any shares in the Bank as on March 31, 2024.

Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) [Independent Director]

Dr. (Mr.) Harsh Kumar Bhanwala joined as an Independent Director of the Bank on January 25, 2024.

Dr. (Mr.) Harsh Kumar Bhanwala, aged sixty-two (62) years, is a Public Interest Director and Chairman of the Multi-Commodity Exchange of India Limited (Listed entity) at present. He also holds directorships on the boards of Indian Institute of Management (IIM) - Rohtak, and Microfinance Institutions Network (MFIN- an SRO by the RBI). He is a member of the investment committee of a fund with Omnivore (a V.C. for funding Agri-tech start-up).

He was the Chairman of the National Bank for Agriculture and Rural Development (NABARD), the Apex Development Bank of the Country, from December 18, 2013, to May 27, 2020. He has been the Executive Director and later Chairman cum Managing Director of India Infrastructure Finance Company Limited (IIFCL). He has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited).

He has a vast experience of more than 38 years in areas such as Board governance & management, Finance, Rural development, promoting & supporting sustainable agriculture, and supervision & development of Rural Cooperative Banks.

He headed the Technical Group appointed by SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act 1949.

He has board experience with Deposit Insurance & Credit Guarantee Corporation (DICGC), IRMA (Institute of Rural Management Anand), National Institute of Bank Management (NIBM, and as an Independent Director on the boards of Bayer Crop Science and Arya Collateral Warehousing Services Private Limited). He has served as Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association (APRACA).

He earned a B.Sc. in Dairy Technology from National Dairy Research Institute (NDRI), Karnal.

He is a Postgraduate in Management from IIM, Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, and the Indian Council of Agricultural Research-Central Institute of Fisheries Education, Mumbai.

Mr. Bhanwala holds 100 equity shares in the Bank as on March 31, 2024.

Mr. Keki Mistry (DIN: 00008886) [Non-Executive (Non-Independent) Director]

Mr. Keki Mistry, aged sixty-nine (69) years, is a Fellow Member of the Institute of Chartered Accountants of India.

Mr. Mistry was the Vice Chairman and Chief Executive Officer of e-HDFC. With the amalgamation of e-HDFC into the Bank, Mr. Mistry superannuated from e-HDFC and has been appointed as a Non-Executive (Non-Independent) Director on the Board of the Bank w.e.f. June 30, 2023.

Mr. Mistry is the Non-Executive Chairman of HDFC ERGO General Insurance Company Limited. He is also a Non-Executive Director on the Board of HDFC Life Insurance Company Limited (Listed entity) and an Independent Director on the Board of Tata Consultancy Services Limited (Listed entity) and The Great Eastern Shipping Company Limited (Listed entity). He is a Member of the Primary Market Advisory committee (PMAC) constituted by the Securities and Exchange Board of India (SEBI).

Mr. Mistry is currently a member of the Expert Committee constituted by SEBI for facilitating ease of doing business and harmonisation of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and LODR and is the Chairman of Working Group 1 of the Expert Committee.

496	HDFC Bank Limited

Mr. Mistry is also a member of Standing Committee on Primary Markets, which has been constituted by the International Financial Services Centres Authority [IFSCA].

Mr. Mistry holds 12,84,386 equity shares in the Bank as on March 31, 2024.

Mrs. Renu Karnad (DIN: 00008064) [Non-Executive (Non-Independent) Director]

Mrs. Renu Karnad, aged seventy-one (71) years was the Managing Director of e-HDFC till June 30, 2023. From July 01, 2023, she is appointed as the Non-Executive (Non-Independent) Director on the Board of Bank.

Mrs. Karnad is the Chairperson of GlaxoSmithKline Pharmaceuticals Limited (Listed entity) and a Non-Executive Director on the boards of HDFC Asset Management Company Limited (Listed entity) and HDFC ERGO General Insurance Company Limited and Independent Director of EIH Limited (Listed entity).

She holds a Master’s degree in Economics from the University of Delhi and a Bachelor’s degree in Law from the University of Mumbai. She is a Parvin Fellow - Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Ms. Karnad has had to her credit, numerous awards, and accolades. Prominent among them being featured in list of ‘25 top non-banking women in finance’ by U.S. Banker magazine, listed by Wall Street Journal Asia as among the ‘Top Ten Powerful Women to Watch Out for in Asia’, ‘Outstanding Woman Business Leader’ by CNBC-TV18, 25 Most Influential Women Professionals in India by India Today.

Mrs. Karnad, holds 51,62,949 equity shares in the Bank as on March 31, 2024.

Mr. Sashidhar Jagdishan (DIN: 08614396) [Managing Director and Chief Executive Officer]

Mr. Sashidhar Jagdishan, aged fifty-nine (59) years, has an overall experience of thirty (32) years. He has completed his graduation in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom.

Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years.

Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility.

Mr. Jagdishan is not a director in any other listed entity.

Mr. Jagdishan holds 17,09,143 equity shares in the Bank as on March 31, 2024.

Mr. Kaizad Bharucha (DIN: 02490648) [Deputy Managing Director]

Mr. Kaizad Bharucha, aged fifty-nine (59) years, has been appointed as Deputy Managing Director (DMD) of the Bank with effect from April 19, 2023. A career banker with more than 35 years of experience, he has been associated with the Bank since 1995. In his current position as DMD, he is responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Multinational Corporates, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage, Realty Business Finance, CSR & ESG.

Over the span of his tenure as the Bank’s Executive Director, his portfolio has also included Corporate Banking, Emerging Corporates Group, Business Banking, Healthcare Finance, Agri lending, Tractor Financing, Commercial Vehicle Finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special Operations and Inclusive Banking Initiatives Group. Prior to that, as Group Head - Credit & Market Risk, he led the risk management activities in the Bank viz. Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control Functions.

Mr. Bharucha is also the Designated Director, Financial Intelligence Unit (FIU) and the Designated Director, Internal Ombudsman Committee. He represents the Bank in various interactions with regulators and government agencies.

Prior to joining HDFC Bank, he worked in SBI Commercial and International Bank.

Mr. Bharucha is a Non-Executive Director (Nominee of HDFC Bank) of HDFC Life Insurance Company Limited (Listed entity).

Mr. Bharucha holds 23,49,901 equity shares in the Bank as on March 31, 2024.

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REPORT ON CORPORATE GOVERNANCE

Mr. Bhavesh Zaveri (DIN: 01550468) [Executive Director]

Mr. Bhavesh Zaveri, aged fifty-eight (58) years, is the Executive Director of the Bank with effect from April 19, 2023. He heads the ATM, Operations and Administration functions.

Mr. Bhavesh Zaveri oversees Operations, Cash Management, ATM Product & Administration of HDFC Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, ATM Product & Administration. He has an overall experience of over 37 years and has headed the critical functions of Operations, Cash Management and Technology at the Bank.

Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head - Wholesale Banking Operations in the year 2000 and was appointed as Group Head - Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head - IT, he has contributed to the Digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank.

Mr. Zaveri has also participated in RBI’s Internal Payments Council Meet and was part of the Umbrella Organization for Payments Committee of 2004 that led to the formation of National Payment Corporation of India (NPCI). He is the only elected Indian from India on the SWIFT Scrl Global Board, Brussels. He has been featured twice in the “Who’s Who in Treasury and Cash Management” by Global Trade Review. He has also been a member of various committees formed by the RBI and Indian Banks’ Association. He also previously served on the Board of SWIFT Scrl - Brussels, Swift India Domestic Services Private Limited, The Clearing Corporation of India Limited, National Payment Corporation of India Limited, Goods & Service Tax Network Limited, HDB Financial Services Limited and HDFC Securities Limited.

Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank. He holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.

Mr. Zaveri is not a director in any other listed entity.

Mr. Zaveri holds 2,07,015 shares in the Bank as on March 31, 2024.

Mr. V. Srinivasa Rangan (DIN: 00030248) [Executive Director]

Mr. V. Srinivasa Rangan, aged sixty-four (64) years, was the Executive Director and Chief Financial Officer of e-HDFC. He holds a Bachelor’s degree in Commerce from University of Delhi and is an Associate of the Institute of Chartered Accountants of India (ICAI) qualified as a rank holder.

He is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has vast experience in housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives.

He has been a member of various committees related to financial services such as RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honoured with “Lifetime Achievement Award” at the sixth edition of Financial Express CFO Awards 2023.

Mr. Rangan is a Non-Executive Director (Nominee of HDFC Bank) of HDFC Asset Management Company Limited (Listed entity).

Mr. Rangan holds 16,27,698 equity shares in the Bank as on March 31, 2024.

A chart or a matrix setting out the skills /expertise / competence of the Board of Directors:

The Board of Directors have identified the following core skills / expertise / competencies / special knowledge or practical experience, as required in the context of the Bank’s business and sector(s) for it to function effectively. The same are in line with the relevant provisions of the Banking Regulation Act, 1949 and relevant circulars issued by the RBI from time to time:

i.	Accountancy,

ii.	Agriculture and Rural Economy,

iii.	Banking,

iv.	Co-operation,

v.	Economics,

vi.	Finance,

vii.	Law,

498	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

viii. Small-Scale Industry,

ix. Information Technology,

x. Payment & Settlement Systems,

xi. Human Resources,

xii. Risk Management,

xiii. Business Management,

xiv. Any other matter, the special knowledge of, and practical experience in, which would, in the opinion of the RBI, be useful to the Bank's business / sectors.

Sr. No.	Name	Designation	Expertise / Competence
1	Mr. Atanu Chakraborty	Part Time Chairman and Independent Director	Finance, Economy, Public Policy, Administration and Infrastructure, Banking, Risk Management, Payment & Settlement system and Business Management
2	Mr. M. D. Ranganath	Independent Director	Finance, Accountancy, Information Technology, Risk Management, Business Management Strategy, Merger & Acquisition (M&A), Consulting and Corporate planning
3	Mr. Sandeep Parekh	Independent Director	Law (with focus on securities market and financial regulations), Payment & Settlement system and Business Management
4	Dr. (Mrs.) Sunita Maheshwari	Independent Director	Medicine, Healthcare, Entrepreneurship, General Administration, Small Scale Industries and Business Management
5	Mrs. Lily Vadera	Independent Director	Banking
6	Dr. (Mr.) Harsh Kumar Bhanwala	Independent Director	Agriculture and Rural Economy, Co-operation, Business Management and Finance
7	Mr. Keki Mistry	Non- Executive (Non-Independent) Director	Finance, Accountancy, Audit, Economics, Consumer Behaviour, Sales, Marketing, Corporate Governance, Risk Management, Housing & Real Estate and Strategic Thinking
8	Mrs. Renu Karnad	Non- Executive (Non-Independent) Director	Business Management, Finance, Economics, Human Resources, Risk Management, Housing Finance, Real Estate, Infrastructure, Accounting & Audit, Information Technology, Cyber Security, Consumer Behaviour, Sales & Marketing, Legal and Strategy Management
9	Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer	Banking and Finance, Accountancy, Economics of Money and Business Management
10	Mr. Kaizad Bharucha	Deputy Managing Director	Banking Business, Credit & Risk Management and Business Management
11	Mr. Bhavesh Zaveri	Executive Director	Banking, Accountancy, Payment & Settlement systems and Risk Management
12	Mr. V. Srinivasa Rangan	Executive Director	Finance, Accountancy, Audit, Economics, Corporate Governance, Legal & Regulatory Compliance, Risk Management and Strategic Thinking

Integrated Annual Report **2023-24** 499

REPORT ON CORPORATE GOVERNANCE

Board Meetings & Annual General Meeting (AGM)

The Board / Committee Meetings are convened by giving appropriate notice well in advance of the meetings. The Directors / Committee Members are provided with appropriate information in the form of agenda items in a timely manner, to enable them to deliberate on each agenda item and make informed decisions and provide appropriate directions to the Management. The Board/ Committee Members endeavor to attend and participate in all Board meetings, unless he/she is unable to attend the meeting on account of reasonable cause for which leave of absence is requested, which is considered by the Board / respective Committee for approval.

Video-conferencing facility is also provided at the Board / Committee meetings in case any director is unable to attend the meeting physically but wishes to participate through electronic mode in the meetings.

At the Board / Committee meetings, presentations and deep dive sessions are made covering important areas of the Bank such as Financial Results, Annual Plans and Strategies, Cyber Security and Information Technology, Operational and Business Continuity Measures of the Bank, Customer Grievances and Customer Services Framework, Credit Portfolio Quality, IT Strategic Initiatives, ESG & Climate Risk, Board awareness session on Cyber Security, Sustainable Livelihood (SLI), Compliance and Risk Management Strategy, Rewards Strategy, Enterprise-Wide Risk Management (ERM) Framework, Global Macro Environment and other relevant matters.

Directors are also encouraged to attend relevant programs and seminars conducted by reputed external organizations. There have been no instances wherein the Board had not accepted the recommendations of any Committee.

During the financial year under review, fourteen (14) Board meetings were held. The meetings were held on April 15, 2023; April 27, 2023; June 30, 2023; July 17, 2023; August 25, 2023; October 15, 2023; November 22, 2023; November 27, 2023; December 27, 2023; January 16, 2024; February 16, 2024; March 7, 2024; March 28, 2024 and March 29, 2024.

Details of attendance at the Board meetings held during the financial year under review and attendance at the last virtual AGM are as follows:

Name of Director	No. of Board Meetings attended v/s held during the year	Attendance at last AGM (August 11, 2023)
Independent Directors		
Mr. Atanu Chakraborty	14 / 14	Present
Mr. M. D. Ranganath	14 / 14	Present
Mr. Sandeep Parekh	13 / 14	Present
Dr. (Mrs.) Sunita Maheshwari	13 / 14	Present
Mrs. Lily Vadera	13 /14	Present
Dr. (Mr.) Harsh Kumar Bhanwala [1]	04 / 04	N.A.
Mr. Sanjiv Sachar [2]	04 / 04	N.A.
Mr. Umesh Chandra Sarangi [3]	11 / 11	Present
Non-Executive (Non-Independent) Directors		
Mr. Keki Mistry [4]	9 / 11	Present
Mrs. Renu Karnad	14 / 14	Present
Executive Directors		
Mr. Sashidhar Jagdishan	14 / 14	Present
Mr. Kaizad Bharucha	14 / 14	Present
Mr. Bhavesh Zaveri [5]	12 / 12	Present
Mr. V. Srinivasa Rangan [6]	06 / 06	N.A.

1. *Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank with effect from January 25, 2024*
2. *Mr. Sanjiv Sachar ceased to be an Independent Director of the Bank with effect from the close of business hours on July 20, 2023 on account of completion of his term*
3. *Mr. Umesh Chandra Sarangi ceased to be an Independent Director of the Bank with effect from the close of business hours on February 29, 2024 on account of completion of his term*
4. *Mr. Keki Mistry was appointed as a Non-Executive (Non- Independent) Director of the Bank with effect from June 30, 2023*
5. *The Board at its meeting held on April 27, 2023, approved the appointment of Mr. Bhavesh Zaveri as an Executive Director of the Bank with effect from April 19, 2023*
6. *The Board at its meeting held on November 27, 2023, approved the appointment of Mr. V. Srinivasa Rangan as an Executive Director of the Bank with effect from November 23, 2023*

Composition of Committees of Directors, Terms of Reference and Attendance at the Meetings

The Board has constituted various Committees of Directors to take informed decisions in the best interest of the Bank. These Committees monitor the activities as per the scope defined in their Charter and terms of reference.

The composition and functioning of these board committees is in compliance with the applicable provisions of the Companies Act, 2013, LODR and the corporate governance directions issued by RBI as applicable.

500 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Composition of Committees of Directors as on the date of this Report is as follows: Non-Executive Directors Executive Directors Atanu M.D. Sandeep Sunita Lily Harsh Keki Renu Sashidhar Kaizad Bhavesh V. Srinivasa Chakraborty Ranganath Parekh Maheshwari Vadera Kumar Mistry Karnad Jagdishan Bharucha Zaveri Rangan Bhanwala Audit Nomination and Remuneration Stakeholders’ Relationship CSR & ESG Risk Policy and Monitoring Fraud Monitoring Customer Service Credit Approval IT Strategy* Wilful Defaulters Identification Review Non-Cooperative Borrowers Review Premises Investments Strategy Allotment and Transfer *Includes external IT consultant in addition to the above members. Chairperson of the Committee Member of the Committee Integrated Annual Report 2023-24 501

RE P OR T O N C O R P O R AT E G O V E R N A N C E AUDIT COMMITTEE Brief Terms of Reference / Roles and a) Overseeing the Bank’s financial reporting process and disclosure of financial information to ensure Responsibilities: that the financial statement is correct, sufficient and credible; b) Recommending appointment and removal of external auditors and fixing of their fees; c) Reviewing with management the annual financial statements and auditor’s report before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards, disclosure of related party transactions and other legal requirements relating to financial statements; d) Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and e) Any other terms of reference as may be included from time to time in the Companies Act, 2013, SEBI Listing Regulations, including any amendments / re-enactments thereof from time to time. The Charter of the Audit Committee has been formulated in accordance with certain United States regulatory standards as the Bank’s American Depository Receipts are also listed on the New York Stock Exchange Composition: Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala, all of whom are independent directors. Mr. M. D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are the members of Audit Committee having financial expertise. Details of re-constitution: • Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala were inducted as members of the Committee with effect from July 8, 2023 and February 16, 2024 respectively; • Mr. Sanjiv Sachar and Mr. Umesh Chandra Sarangi ceased to be members of the Committee with effect from close of business hours on July 20, 2023 and February 29, 2024 respectively. Meetings: The Committee met eighteen (18) times during the year on: April 12, 2023; June 09, 2023; June 23, 2023; June 26, 2023; June 30, 2023; July 4, 2023; July 5, 2023; July 12, 2023; July 14, 2023; August 24, 2023; September 27, 2023; October 15, 2023; November 21, 2023; December 19, 2023; January 13, 2024; February 12, 2024; February 20, 2024 and March 28, 2024. NOMINATION & REMUNERATION COMMITTEE Brief Terms of Reference / Roles and a) Scrutinizing the nominations of the directors with reference to their qualifications and experience, Responsibilities: for identifying ‘Fit and Proper’ persons, assessing competency of the persons and reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general. The Nomination & Remuneration Committee (NRC) has formulated a Policy for Appointment and Fit and Proper Criteria of Directors, which inter-alia provides for criteria to assess the competency of the persons nominated, which includes: • Academic qualifications, • Previous experience, • Track record and • Integrity of the candidates. For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. b) The Committee also formulates criteria for evaluation of performance of individual directors including independent directors, the Board of Directors and its Committees. The criteria for evaluation of performance of directors (including independent directors) include personal attributes such as attendance at meetings, communication skills, leadership skills and adaptability and professional attributes such as understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, adherence to the Bank’s Code of Conduct, Ethics and Values etc. c) To carry out any other function as is mandated by the Board from time to time and / or enforced by any statutory notification, amendment or modification, as may be applicable. 5 02 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Composition: Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Atanu Chakraborty, Mr. M.D. Ranganath and Mr. Sandeep Parekh. All the members of the Committee are independent directors. Dr. (Mr.) Harsh Kumar Bhanwala Chaired the NRC Meetings held from March 28, 2024. Details of re-constitution: • Dr. (Mr.) Harsh Kumar Bhanwala was inducted as a member of the Committee with effect from February 16, 2024; • Mr. Sanjiv Sachar ceased to be a Chairman and Member of the Committee with effect from close of business hours on July 20, 2023; • Mr. Umesh Chandra Sarangi was appointed as a Chairman of the Committee with effect from July 28, 2023 and ceased to be a Chairman and Member of the Committee with effect from close of business hours on February 29, 2024. Meetings: The Committee met eighteen (18) times during the year on: April 14, 2023; April 27, 2023; June 12, 2023; June 29, 2023; July 07, 2023; July 27, 2023; August 09, 2023; September 27, 2023; October 14, 2023; October 18, 2023; November 01, 2023; November 11, 2023; November 21, 2023; November 27, 2023; December 26, 2023; January 15, 2024; February 15, 2024 and March 28, 2024. STAKEHOLDERS’ RELATIONSHIP COMMITTEE Brief Terms of Reference / Roles and The Committee approves and monitors transmission, splitting and consolidation of shares and Responsibilities: considers requests for dematerialization of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard, are placed before the Committee for ratification. The Committee also monitors redressal of grievances from shareholders relating to transfer of shares, non-receipt of Annual Report, dividends, etc. The Committee shall oversee the various aspects of interests of all stakeholders including shareholders and other security holders. The powers to approve share dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Committee. Mr. Santosh Haldankar, Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transmission / deletion formalities. Composition: Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Mrs. Lily Vadera Details of re-constitution: • Mr. Keki Mistry was inducted as a Member and Chairman of the Committee with effect from July 28, 2023; • Mr. Umesh Chandra Sarangi ceased to be a Chairman with effect from July 28, 2023 and ceased to be a Member of the Committee with effect from close of business hours on February 29, 2024. Meetings: The Committee met four (4) times during the year on: April 13, 2023; July 15, 2023; October 14, 2023 and January 12, 2024 CSR & ESG COMMITTEE Brief Terms of Reference / Roles and The CSR & ESG Committee of the Board has been constituted to identify, execute and monitor CSR Responsibilities: projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired results. The Committee shall also ensure legal and regulatory compliance from a CSR perspective and reporting as well as communication to all the stakeholders on the Bank’s CSR initiatives. The terms of reference of the Committee are: • To formulate the Bank’s CSR and ESG Strategy, Policy and Goals • To identify the areas of CSR activities and recommend to the Board the amount of CSR expenditure • To monitor the Bank’s CSR policy and performance • To review the CSR projects / initiatives from time to time • To ensure legal and regulatory compliance from a CSR viewpoint • To ensure reporting and communication to the Bank’s stakeholders on the Bank’s CSR • To monitor the Bank’s ESG Framework, strategy, goals and disclosures Integrated Annual Report 2023-24 50 3

RE P OR T O N C O R P O R AT E G O V E R N A N C E Composition: Dr. (Mrs.) Sunita Maheshwari (Chairperson), Mrs. Renu Karnad and Mr. Kaizad Bharucha. Details of re-constitution: • Mr. Sanjiv Sachar ceased to be a Member of the Committee with effect from close of business hours on July 20, 2023. Meetings: The Committee met four (4) times during the year on: April 13, 2023; July 15, 2023; October 11, 2023 and January 11, 2024 RISK POLICY & MONITORING COMMITTEE Brief Terms of Reference / Roles and The Risk Policy & Monitoring Committee (RPMC) has been formed as per the guidelines of RBI on Responsibilities: Asset Liability Management / Risk Management Systems. The RPMC is a Board level committee, which supports the Board by supervising the implementation of the risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. The RPMC monitors the compliance of risk parameters/aggregate exposures with the appetite set by the Board. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank’s capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The Committee ensures that the Bank has a suitable framework for Risk Management and oversees the implementation of the risk management policy. Further, the functions of the Committee also include review of the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), stress testing framework, etc. The Committee also reviews the cyber security framework in the Bank from time to time. Further, as per RBI guidelines, the Chief Risk Officer of the Bank regularly interacts with the members of the Committee without the presence of management at the meetings of the Committee. Composition: Mrs. Lily Vadera (Chairperson), Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. Details of re-constitution: • Mr. Sanjiv Sachar ceased to be a Member of the Committee with effect from close of business hours on July 20, 2023. Meetings: The Committee met ten (10) times during the year on: April 14, 2023; June 09, 2023; June 29, 2023; July 27, 2023; August 24, 2023; October 14, 2023; November 22, 2023; December 04, 2023; January 15, 2024 and March 27, 2024 FRAUD MONITORING COMMITTEE Brief Terms of Reference / Roles and Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, Responsibilities: exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of ` 1 crore and above. The objectives of this Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds with the concerned regulatory and enforcement agencies. The terms of reference of the Committee are as under: a) Identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same; b) Identify the reasons for delay in detection, if any and report to top management of the Bank and RBI; c) Monitor progress of Central Bureau of Investigation / Police Investigation and recovery position; d) Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time; e) Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls; and f) Put in place other measures as may be considered relevant to strengthen preventive measures against frauds. 50 4 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Composition: Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha Details of re-constitution: • Mrs. Lily Vadera inducted as a Member of the Committee with effect from July 8, 2023. • Mr. Sanjiv Sachar ceased to be a Member of the Committee with effect from close of business hours on July 20, 2023; • Mr. Umesh Chandra Sarangi ceased to be the Chairman and Member of the Committee with effect from on February 16, 2024; • Dr. (Mr.) Harsh Kumar Bhanwala was inducted as a Chairman and Member of the Committee with effect from February 16, 2024 Meetings: The Committee met four (4) times during the year on: April 13, 2023; July 15, 2023; October 11, 2023 and January 16, 2024 CUSTOMER SERVICE COMMITTEE Brief Terms of Reference / Roles and The Committee has been constituted to monitor and bring about continuous improvements in the Responsibilities: quality of services rendered to the customers and also to ensure implementation of directives received from the RBI in this regard. The terms of reference of the Committee are to formulate comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services. The Committee is constituted to bring about continuous improvements in the quality of customer services provided by the Bank. The Committee would also oversee the functioning of the Standing Committee on Customer Service, and also bring out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times Composition: Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. Details of re-constitution: • Mr. Umesh Chandra Sarangi ceased to be the Chairman and Member of the Committee with effect from February 16, 2024; • Mr. Atanu Chakraborty ceased to be a Member of the Committee with effect from February 16, 2024. Meetings: The Committee met four (4) times during the year on: June 29, 2023; August 25, 2023; November 21, 2023 and February 16, 2024 CREDIT APPROVAL COMMITTEE Brief Terms of Reference / Roles and The Committee considers credit appetite proposals on the customers of the Bank within such authority Responsibilities: as delegated to it by the Board from time to time. This facilitates quick response to the needs of the customers and timely disbursement of loans. Composition: Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Kaizad Bharucha Meetings: The Committee met twenty-eight (28) times during the year on: April 17, 2023; May 02, 2023; May 15, 2023; May 25, 2023; June 08, 2023; June 27, 2023; June 28, 2023; July 19, 2023; July 27, 2023; August 17, 2023; September 01, 2023; September 15, 2023; September 18, 2023; September 27, 2023; September 28, 2023; October 25, 2023; October 26, 2023; November 20, 2023; December 11, 2023; December 20, 2023; December 22, 2023; January 22, 2024; January 27, 2024; February 20, 2024; February 26, 2024; March 11, 2024; March 18, 2024 and March 28, 2024 Integrated Annual Report 2023-24 50 5

RE P OR T O N C O R P O R AT E G O V E R N A N C E IT STRATEGY COMMITTEE Brief Terms of Reference / Roles and The Bank has in place an IT Strategy Committee to look into various technology related aspects. Responsibilities: The functions of the Committee are to formulate IT strategy and related policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, etc. The terms of reference of the Committee are: • Approving IT strategy and related policy documents and reviewing the same from time to time. • Ensuring that the management has put an effective strategic planning process in place. • Approving the Bank’s IT strategy and budget to ensure it aligns with the business needs. • Approving re-allocation of resources within IT to facilitate meeting priorities and business needs. • Reviewing and approving IT implementation plans. • Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, Indian Banks’ Association, etc. from time to time. • Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans. • To review and explore new opportunities for increasing the digital transactions of the Bank from time to time and give the necessary directions in implementing and improving high level of digitalization in Bank. • Reviewing the Digital Banking strategy of the Bank as and when required thereby providing direction on focus areas. • Reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board of Directors and Government of India from time to time. • To review the customer services rendered on digital platform from time to time. • Any other terms of reference as may be specified by the Government, regulatory authorities, Indian Banks’ Association, etc. from time to time Composition: Dr. (Mrs.) Sunita Maheshwari, Mr. Atanu Chakraborty, Mr. M. D. Ranganath and Mr. Sashidhar Jagdishan, Prof. H. Krishnamurthy (external IT consultant). Meetings: The IT Strategy Committee met seven (7) times during the year on: April 14, 2023; May 17, 2023; July 27, 2023; October 14, 2023; November 21, 2023; January 15, 2024 and March 27, 2024 REVIEW COMMITTEE FOR WILFUL DEFAULTERS’ IDENTIFICATION Brief Terms of Reference / Roles and The Board has constituted a Review Committee for Wilful Defaulters’ Identification to review the orders Responsibilities: passed by the Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified Wilful defaulters and any other matters as may be decided by the Board from time to time. Composition: Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath, Mr. Sandeep Parekh, and Mr. Kaizad Bharucha Details of re-constitution: • Mr. Umesh Chandra Sarangi ceased to be a Member of the Committee with effect from close of business hours on February 29, 2024. Meetings: No meetings of the Committee were held during the year. REVIEW COMMITTEE FOR NON-COOPERATIVE BORROWERS Brief Terms of Reference / Roles and The Board has constituted a Review Committee to review matters related to Non-Co-Operative Responsibilities: Borrowers which are handled by the Internal Committee of Executives appointed for this purpose and any other related matters as may be decided by the Board from time to time. Composition: Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath, Mr. Sandeep Parekh, and Mr. Kaizad Bharucha Details of re-constitution: • Mr. Umesh Chandra Sarangi ceased to be a Member of the Committee with effect from close of business hours on February 29, 2024. Meetings: No meetings of the Committee were held during the year. 50 6 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements PREMISES COMMITTEE Brief Terms of Reference / Roles and The Committee approves purchases and leasing of land parcel for proposed buildings & premises for Responsibilities: the use of Bank’s branches, back offices, ATMs, residential training centre(s), currency chests, guest house etc., (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. Composition: Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh and Dr. (Mrs.) Sunita Maheshwari Meetings: The Committee met five (5) times during the year on: April 13, 2023; July 15, 2023; October 11, 2023; January 11, 2024 and February 14, 2024 INVESTMENTS STRATEGY COMMITTEE Brief Terms of Reference / Roles and The Investments Strategy Committee was constituted by the Board of Directors of the Bank at its Responsibilities: meeting held on February 16, 2024. To explore and evaluate feasibility of various monetization initiatives and potential opportunities in respect of investment in the various subsidiary or group companies, including sale, divestment of equity stake, monetising investments under the process of Initial Public Offer or Further Public Offer or other strategies. Composition: Mr. Keki Mistry (Chairman), Mr. M. D. Ranganath and Mr. Sandeep Parekh Meetings: The Investments Strategy Committee met three (3) times during the year on: February 27, 2024; March 12, 2024 and March 22, 2024 ALLOTMENT AND TRANSFER COMMITTEE Brief Terms of Reference / Roles and The Allotment and Transfer Committee was constituted by the Board of Directors of the Bank at its Responsibilities: meeting held on June 30, 2023. To allot equity shares to the eligible shareholders of e-HDFC Limited as on the record date in accordance with the share exchange ratio. Further, the Allotment and Transfer Committee shall also allot/ transfer other securities / money marker instruments such as warrants, commercial papers and non-convertible debenture issued by e-HDFC Limited. Composition: Mrs. Lily Vadera (Chairperson) and Mr. Bhavesh Zaveri Meetings: The Allotment and Transfer Committee met three (3) times during the year on: July 08, 2023; July 13, 2023 and July 14, 2023 Meeting of the Independent Directors The Independent Directors met five (5) times during t

REPORT ON CORPORATE GOVERNANCE

COMMITTEE MEETINGS ATTENDED / HELD DURING FY 2023-24

Sr. No	Name of the Director	Audit	Nomination and Remuneration	Stakeholder's Relationship	CSR & ESG	Risk Policy and Monitoring	Fraud Monitoring	Customer Service	Credit Approval	Premises	IT Strategy###	Investments Strategy $	Allotment and Transfer $$
1.	Mr. Atanu Chakraborty		16/18			10/10		4/4			7/7		
2.	Mr. M. D. Ranganath	18/18	18/18			10/10					7/7	3/3	
3.	Mr. Sandeep Parekh		17/18	4/4		9/10		4/4	28/28	5/5		3/3	
4.	Dr. (Mrs.) Sunita Maheshwari				4/4			4/4		5/5	7/7		
5.	Mrs. Lily Vadera	11/11*		4/4		10/10	3/3*						3/3
6.	Dr. (Mr.) Harsh Kumar Bhanwala	1/2**	1/1**										
7.	Mr. Sanjiv Sachar#	9/9	5/5		2/2	3/3	2/2						
8.	Mr. Umesh Chandra Sarangi ##	17/17	17/17	4/4			4/4	4/4					
9.	Mr. Keki Mistry			2/2***								3/3	
10.	Mrs. Renu Karnad			4/4	4/4	9/10	4/4		27/28	5/5			
11.	Mr. Sashidhar Jagdishan					10/10	4/4	4/4			7/7		
12.	Mr. Kaizad Bharucha			4/4	4/4		4/4	4/4	28/28				
13.	Mr. Bhavesh Zaveri												3/3
14.	Mr. V. Srinivasa Rangan												

* Appointed as Member of the Audit Committee and Fraud Monitoring Committee with effect from July 08, 2023

** Appointed as a Member of Audit Committee and Nomination and Remuneration Committee with effect from February 16, 2024

*** Appointed as a Member and Chairman of the Stakeholder's Relationship Committee with effect from July 28, 2023

Ceased to be an Independent Director of the Bank with effect from July 20, 2023

Ceased to be an Independent Director of the Bank with effect from February 29, 2024

Committee includes an external IT consultant, Prof. H. Krishnamurthy as a permanent invitee

$ Investments Strategy Committee was constituted on February 16, 2024

$$ Allotment and Transfer Committee was constituted on June 30, 2023

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Remuneration of Directors

Executive Directors

The details of the remuneration paid to Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer, Mr. Kaizad Bharucha, Deputy Managing Director, Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director during the FY 2023-2024 are as under:

(Amount in ₹)

Particulars	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
Basic	2,94,35,661	3,01,71,864	1,60,03,867	1,17,12,000
Allowances and Perquisites	3,32,10,228	3,45,22,712	2,11,75,376	81,23,618
Provident Fund	35,32,285	36,20,616	19,20,466	14,05,440
Superannuation	44,15,352	45,25,776	24,00,578	17,56,800
Performance Bonus	3,71,20,846	3,84,44,491	0	0
Number of stock options Granted (Number of ESOPs)*	2,09,131	1,26,926	0	0

Notes:

1. Mr. Aditya Puri former Managing Director and Chief Executive Officer of the Bank retired from the services of the Bank from the close of business hours on October 26, 2020. Mr. Aditya Puri was paid cash variable pay of ₹ 7,11,00,000 for the performance period April 01, 2020 to October 26, 2020. The same was approved by RBI vide their letter dated March 23, 2022. Basis RBI direction, 40% of the above-mentioned cash variable pay i.e. ₹ 2,84,40,000 was paid in the FY 2021-2022 and the balance 60% of the cash variable pay was to be deferred and subject to payment over a period of three years in three equal instalments. The first tranche of the aforementioned deferred amount of ₹ 4,26,60,000 i.e. ₹ 1,42,20,000 (Computed as 1/3rd of 4,26,60,000) was paid in April 2023 in line with the RBI directive. The second tranche of the aforementioned deferred amount of ₹ 4,26,60,000 i.e. 1,42,20,000 (computed as 1/3rd of ₹ 4,26,60,000 was paid on April 02, 2024 in line with the RBI directive.

2. Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Sashidhar Jagdishan in the FY 2023-24 is as follows.

   A) 50% of the cash variable pay for the Performance Year 2022-23 (Total cash variable pay approved by RBI was ₹ 4,99,96,662): ₹ 2,49,98,331. The same is in accordance with the RBI guidelines and was paid in February 2024.

   B) Tranche1 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 35,07,222 was paid in July 2023

   C) Tranche1 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 86,15,293 was paid on April 2, 2024

   Total Payout (A+B+C) = ₹ 3,71,20,846

3. Mr. Kaizad Bharucha, Deputy Managing Director (erstwhile Executive Director) was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Kaizad Bharucha in the FY 2023-24 is as follows.

   A) 50% of the cash variable pay for the Performance Year 2022-23 (Total cash variable pay approved by RBI was ₹ 4,10,71,864): ₹ 2,05,35,932. The same is in accordance with the RBI guidelines and was paid in February 2024

   B) Tranche1 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 58,66,667 was paid in April 2023

   C) Tranche2 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 58,66,667 was paid on April 02, 2024

   D) Tranche1 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 61,75,225 was paid on April 02, 2024

   Total Payout (A+B+C+D) = ₹ 3,84,44,491

Integrated Annual Report 2023-24 509

REPORT ON CORPORATE GOVERNANCE

4. Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan were appointed as Executive Directors of the Bank with effect from April 19, 2023, and November 23, 2023 respectively and hence were not paid any Performance Bonus for their roles as Executive Directors during the Financial year 2023-24. Please note that prior to being appointed as an Executive Director, Mr. Bhavesh Zaveri was Group Head - Operations, Cash Management & ATM Product of the Bank and was paid Performance Bonus for the said role on a proportionate basis. Accordingly, the same has been excluded from the remuneration being paid to Mr. Bhavesh Zaveri in the capacity as an Executive Director of the Bank.

*Grant of Employee Stock Options to Directors

1. **Mr. Sashidhar Jagdishan:**

   Mr. Sashidhar Jagdishan was granted a total quantum of 2,09,131 employee stock options for the performance year 2022-23 on January 22, 2024. The same had been approved by the RBI vide their letter dated December 21, 2023.

2. **Mr. Kaizad Bharucha:**

   Mr. Kaizad Bharucha was granted a total quantum of 1,26,926 employee stock options for the performance year 2022-23 on January 22, 2024. The same had been approved by the RBI vide their letter dated December 21, 2023.

3. **Mr. Bhavesh Zaveri and Mr. V Srinivasa Rangan:**

   Mr. Bhavesh Zaveri, Executive Director (erstwhile Group Head) and Mr. Srinivasa Rangan, Executive Director were appointed as Executive Directors during the FY 2023-24 and hence were not granted any ESOP for the role of Executive Director during the said Financial Year. Please note that prior to being appointed as an Executive Director, Mr. Bhavesh Zaveri was Group Head - Operations, Cash Management & ATM Product of the Bank and was granted ESOP for the said role. Accordingly, the same has not been mentioned above.

   The vesting schedule for the stock options is 25% of options after expiry of twelve months from date of grant, 25% options after expiry of twenty-four months from the date of grant, 25% of options after expiry of thirty-six months from the date of grant and the balance 25% options after expiry of forty-eight months from date of grant.

Remuneration details of Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan before their appointment as Executive Directors of the Bank during the FY 2023-24 are as under:

(Amount in ₹)

Particulars	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
Basic	2,67,447	1,29,93,000
Allowances and Perquisites	9,65,162	78,07,160
Provident Fund	32,094	15,59,160
Superannuation	34,768	16,89,090
Performance Bonus	90,01,136	0
Number of stock options Granted (Number of ESOPs)	89,690	0

The total cash variable pay paid to Mr. Bhavesh Zaveri in the FY 2023-24 as Group Head is as follows.

A) 50% of the cash variable pay for the Performance Year 2022-23 (Total cash variable pay of ₹ 79,78,343): ₹ 39,89,172. The same is in accordance with the RBI guidelines.

B) Tranche1 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 27,58,892

C) Tranche2 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 22,53,072

Total Payout (A+B+C) = ₹ 90,01,136

Mr. Bhavesh Zaveri, for his performance as Group Head, was granted a total quantum of 89,690 employee stock options for the performance year 2022-23 on September 13, 2023.

The notice period for each of them, as specified in their respective terms of appointments is three months.

Pursuant to the Banking Regulation Act, 1949, the appointment and tenure of Whole-Time Directors is subject to the approval of RBI.

The Bank provides for gratuity in the form of lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 (fifteen) days basic salary payable for each completed year of service.

The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by the said insurance

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companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually.

No sitting fees were paid to Executive Directors for attending meetings of the Board and / or its Committees.

Details of Remuneration / Sitting Fees Paid to Non-Executive Directors

Criteria for remuneration/sitting fees paid to Non-Executive Director

All the non-executive directors including the independent directors and the Chairman receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the non-executive directors.

Pursuant to the provisions of the Companies Act, 2013, and as approved by the Board of Directors of the Bank, Non-Executive Directors receive sitting fees per meeting for attending Board and Committee meetings, respectively. The sitting fees payable for attending the committee meetings is as follows:

List of Committees wherein sitting fees of ₹ 1,00,000 is paid per meeting	List of Committees wherein sitting fees of ₹ 50,000 is paid per meeting
i. Audit Committee	i. Stakeholders' Relationship Committee
ii. Nomination & Remuneration Committee	ii. CSR & ESG Committee
iii. Risk Policy & Monitoring Committee	iii. Fraud Monitoring Committee
iv. Customer Service Committee	iv. Wilful Defaulters Identification Review Committee
v. Credit Approval Committee	v. Non-Cooperative Borrowers Review Committee
vi. IT Strategy Committee	vi. Premises Committee
vii. Investments Strategy Committee	vii. Allotment & Transfer Committee

Additionally, sitting fees of ₹ 1,00,000 is paid to Non-Executive Directors for attending Board Meetings and to Independent Directors for attending Independent Directors meetings.

The details of sitting fees and remuneration paid to Non-Executive Directors and Independent Directors during the FY 2023-24 is as under:

(Amount in ₹)

Director	Sitting Fees	Remuneration
Mr. Atanu Chakraborty	56,00,000	35,00,000.00
Mr. M. D. Ranganath	75,00,000	21,23,626.37
Mr. Sandeep Parekh	82,50,000	21,23,626.37
Dr. (Mrs.) Sunita Maheshwari	33,50,000	21,23,626.37
Mrs. Lily Vadera	43,00,000	21,23,626.37
Dr. (Mr.) Harsh Kumar Bhanwala [1]	8,00,000	4,91,758.24
Mr. Keki Mistry [2]	13,00,000	16,23,626.37
Mrs. Renu Karnad	58,50,000	21,23,626.37
Mr. Sanjiv Sachar [3]	24,00,000	6,08,695.00
Mr. Umesh Chandra Sarangi [4]	57,00,000	18,68,131.87
Total	**4,50,50,000**	**1,87,10,343.33**

[1] Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank with effect from January 25, 2024.

[2] Mr. Keki Mistry was appointed as a Non-Executive (Non-Independent) Director of the Bank with effect from June 30, 2023.

[3] Mr. Sanjiv Sachar ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on July 20, 2023, on account of completion of his term.

[4] Mr. Umesh Chandra Sarangi ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on February 29, 2024, on account of completion of his term.

Note:

Pursuant to the circular issued by the RBI on "Review of Fixed Remuneration Granted to Non- Executive Directors" dated February 09, 2024 read with the RBI circular on "Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board" dated April 26, 2021 and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the remuneration paid to Non-Executive Directors except the Part Time Chairman was increased from ₹ 20 Lakhs per annum per Non-Executive Director to ₹ 30 Lakhs per annum per Non-Executive Director. The Non-Executive Directors of the Bank, other than the Part Time Chairman, were paid compensation, on a proportionate basis, in the form of fixed remuneration for the FY 2023-24 as follows:

i. From April 01, 2023 to February 15, 2024 (both dates inclusive) - ₹ 20,00,000 (Rupees Twenty Lakhs only) per annum (on a proportionate basis) to each of the Non-Executive Directors, and

ii. From February 16, 2024 to March 31, 2024 (both dates inclusive) - ₹ 30,00,000 (Rupees Thirty Lakhs only) per annum (on a proportionate basis) to each of the Non-Executive Directors

Integrated Annual Report **2023-24** 511

REPORT ON CORPORATE GOVERNANCE

in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Mr. Atanu Chakraborty, Part Time Chairman and Independent Director was paid remuneration of ₹ 35,00,000 (Rupees Thirty-Five Lakhs Only) per annum during FY 2023-24 as approved by RBI, in addition to sitting fees, reimbursement of expenses for attending Board and Committee meetings and provision of car for official and personal use.

There were no other pecuniary relationships or transactions of Non-Executive Directors vis-a-vis the Bank (except banking transactions in the ordinary course of business and on arm's length basis) during FY 2023-24.

EVALUATION OF BOARD OF DIRECTORS

The Bank has put in place a mechanism for performance evaluation of the Board, Committees of the Board and the individual members of the Board (including the Chairman). The details of the same have been included in the Directors' Report.

PARTICULARS OF SENIOR MANAGEMENT

The details of Senior Management of the Bank as on March 31, 2024 is as follows:

Employee name	Designation
Mr. Ashish Parthasarthy	Group Head - Branch Banking, Infrastructure, Treasury and Virtual Channels
Mr. Arvind Kapil#	Group Head - Mortgage business
Mr. Arvind Vohra	Group Head - Retail Assets
Mr. Chakrapani Venkatachari##	Group Head - Internal Audit and Quality Initiative Group
Mr. Jimmy M Tata	Group Head - Credit and Chief Credit Officer
Mr. Nirav Vimal Shah	Group Head - Corporate Banking
Mr. Parag Rao	Group Head - Payments, Marketing, Liability Product Group, Consumer Finance and Marketing
Mr. Rahul Shukla	Group Head - Commercial and Rural Banking
Mr. Ramesh Lakshminarayanan	Group Head - Tech & Digital and Chief Information Officer
Mr. Rakesh Singh	Group Head - Investment Banking, Private Banking, Offshore International Banking, Thematic Research, Digital ecosystem banking, BaaS
Mr. Sanmoy Chakrabarti	Group Head - Risk Management and Chief Risk Officer
Mr. Sudhir Kumar Jha	Group Head - Legal and Secretarial
Mr. Sumant Rampal*	Group Head - Mortgage Business
Mr. Vinayak Ravindra Mavinkurve	Group Head - Realty Business Finance
Mr. Vinay Razdan	Group Head - Human Resources and Chief Human Resources Officer
Mr. Srinivasan Vaidyanathan	Chief Financial Officer
Mr. Santosh Gurudas Haldankar	Company Secretary

#Mr. Arvind Kapil resigned from the services of the Bank with effect from the close of business hours on April 26, 2024

The designation of Mr. Chakrapani Venkatachari has been changed to Group Head - Change Agent with effect from April 01, 2024

**Mr. Sumant Rampal has been appointed as Group Head - Mortgage Business with effect from March 28, 2024*

Mr. Arun Kumar Mohanty was superannuated on September 30, 2023 and as such also ceased to be the Chief Compliance Officer of the Bank in terms of RBI regulations.

Mr. Suketu Kapadia has been appointed as Group Head - Internal Audit with effect from April 01, 2024

Mr. Rakesh Rajput, Chief Compliance Officer in terms of RBI regulations was elevated as Group Head - Compliance with effect from June 01, 2024

512 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

GENERAL BODY MEETINGS

Following are the details of general body meetings for the previous three (3) financial years:

Sr. No	Particulars of Meeting	Venue	Day, Date and Time	Number of Special Resolutions passed, if any	Nature of Special Resolution(s)
1	27th Annual General Meeting	Held through Video-Conferencing or Other Audio - Visual Means	Saturday, July 17, 2021 at 2:30 P.M.	6 (six)	1. Re-appointment of Mr. Umesh Chandra Sarangi (DIN 02040436) as an independent Director. 2. Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis 3. Amendment to the ESOS-Plan D-2007 as approved by the Members 4. Amendment to the ESOS-Plan E-2010 as approved by the Members 5. Amendment to the ESOS-Plan F-2013 as approved by the Members 6. Amendment to the ESOS-Plan G-2016 as approved by the Members
2	28th Annual General Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Saturday, July 16, 2022 at 2.30 P.M.	1 (one)	Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.
3	Meeting Convened by National Company Law Tribunal	Held through Video-Conferencing or Other Audio- Visual Means	Friday, November 25, 2022 at 2.30 P.M.	1 (one)*	Approval of the Composite Scheme of Amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited ("HDFC Limited"), with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited and their respective shareholders and Creditors.
4	29th Annual General Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Friday, August 11, 2023 at 01.30 P.M.	1 (one)	Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.

* This resolution was passed with the requisite majority as required under Section 230-232 of the Companies Act, 2013.

POSTAL BALLOT

Pursuant to the provisions of Section 110 and all other applicable provisions, if any, of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the LODR, Secretarial Standard on General Meetings ("**SS-2**") issued by the Institute of Company Secretaries of India, including any statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the "**MCA**"), Government of India, for holding general meetings/ conducting postal ballot process through electronic voting (remote e-voting) vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 (the "**MCA Circulars**") and any other applicable laws and regulations, the approval of the Members of the Bank for below mentioned resolutions were obtained through Postal Ballot Notices dated April 27, 2023, November 27, 2023, February 22, 2024 and March 28, 2024 via. remote e-voting.

Integrated Annual Report **2023-24** 513

REPORT ON CORPORATE GOVERNANCE

Particulars	Postal Ballot Notice Dated April 27, 2023	Postal Ballot Notice Dated November 27, 2023	Postal Ballot Notice Dated February 22, 2024	Postal Ballot Notice Dated March 28, 2024
Resolution(s)	1. Appointment and Remuneration of Mr. Kaizad Bharucha (DIN: 02490648) as a Deputy Managing Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by the RBI - Ordinary Resolution 2. Appointment and Remuneration of Mr. Bhavesh Zaveri (DIN: 01550468) as an Executive Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by the RBI - Ordinary Resolution	1. Re-appointment of Mr. M.D. Ranganath (DIN: 07565125) as an Independent Director of the Bank - Special Resolution 2. Re-appointment of Mr. Sandeep Parekh (DIN: 03268043) as an Independent Director of the Bank - Special Resolution 3. Re-appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as the Managing Director & Chief Executive Officer of the Bank-Ordinary Resolution 4. Appointment of Mr. V. Srinivasa Rangan (DIN: 00030248) as the Executive Director of the Bank, on the terms and conditions relating to the said appointment, including remuneration, as approved by the RBI - Ordinary Resolution	1. Modify the resolution passed by the Members of the Bank at the 27th Annual General Meeting (AGM) held on July 17, 2021 with respect to approval of the revised remuneration of Non-Executive Directors except for Part Time Independent Chairman-Ordinary Resolution 2. Appointment of Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) as an Independent Director of the Bank - Special Resolution 3. Approval of Material Related Party Transactions with HDB Financial Services Limited - Ordinary Resolution 4. Approval of Material Related Party Transactions with HDFC Securities Limited - Ordinary Resolution 5. Approval of Material Related Party Transactions with HDFC Life Insurance Company Limited- Ordinary Resolution 6. Approval of Material Related Party Transactions with HDFC ERGO General Insurance Company Limited - Ordinary Resolution 7. Approval of Material Related Party Transactions with HDFC Credila Financial Services Limited - Ordinary Resolution 8. Approval of Material Related Party Transactions with HCL Technologies Limited - Ordinary Resolution	1. Approve the eligibility for re-appointment, re-appointment and remuneration of Mr. Atanu Chakraborty (DIN: 01469375) as a Part Time Chairman and Independent Director of the Bank - Special Resolution
Remote e-voting	National Securities Depository Limited			
Scrutinizer	The Board of Directors had appointed Mr. B. Narasimhan of M/s. B.N. & Associates, Practising Company Secretaries and in his absence, Mr. V. V. Chakradeo of M/s. V. V. Chakradeo & Co., Practicing Company Secretaries, as the Scrutinizer, for conducting the Postal Ballot process in a fair and transparent manner.			
Cut-off Date	Friday, May 05, 2023	Friday, December 01, 2023	Friday, February 23, 2024	Friday, March 29, 2024
Dispatch Date of notice	May 08, 2023	December 05, 2023	February 26, 2024	April 01, 2024

514 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Particulars Postal Ballot Notice Dated Postal Ballot Notice Dated Postal Ballot Notice Dated Postal Ballot Notice Dated April 27, 2023 November 27, 2023 February 22, 2024 March 28, 2024 Remote e-voting Commenced on Friday, Commenced on Monday, Commenced on Thursday, Commenced on Thursday, period May 12, 2023 at 9:00 A.M. December 11, 2023 at 9:00 February 29, 2024 at 9:00 April 04, 2024 at 9:00 A.M. (IST) and ended on Sunday, A.M. (IST) and ended on A.M. (IST) and ended on Friday, (IST) and ended on Friday, June 11, 2023 at 5:00 P.M. Tuesday, January 09, 2024 at March 29, 2024 at 5:00 P.M. May 03, 2024 at 5:00 P.M. (IST) 5:00 P.M. (IST). (IST) (IST) Accordingly, a report was submitted to the Authorized Officer, Mr. Santosh Haldankar, Company Secretary of the Bank with respect to the Postal Ballots conducted by the Bank. The results of the voting conducted through Postal Ballots were as under: For resolution(s) as specified in the Postal Ballot Notice dated April 27, 2023: There were total of 22,50,273 shareholders of the Bank as on the cut-off date i.e. May 05, 2023, out of which 16,715 Members comprising of 373,42,40,251 equity shares representing 66.88% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows: Resolutions % of votes % of votes in % of votes polled on favour on votes against on votes outstanding polled polled shares Resolution No. 1 66.836 99.704 0.296 Resolution No. 2 66.836 99.833 0.167 Accordingly, the Resolution as set out in the Postal Ballot Notice dated April 27, 2023 was passed with requisite majority on June 11, 2023. For resolution(s) as specified in the Postal Ballot Notice dated November 27, 2023: There were 31,94,348 shareholders of the Bank as on the cutoff date i.e. December 01, 2023, out of which 19,506 members comprising of 5,00,85,35,211 equity shares representing 65.99% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows: Resolutions % of votes % of votes in % of votes polled on favour on votes against on votes outstanding polled polled shares Resolution No. 1 65.669 99.154 0.846 Resolution No. 2 65.670 99.327 0.673 Resolution No. 3 65.670 99.579 0.421 Resolution No. 4 65.668 97.929 2.071 Accordingly, the Resolution(s) as set out in the Postal Ballot Notice dated November 27, 2023 were passed with requisite majority on January 09, 2024. For resolution(s) as specified in the Postal Ballot Notice dated February 22, 2024: There were total of 41,67,490 shareholders of the Bank as on the cut-off date i.e. February 23, 2024, out of which 21,405 Members comprising of 489,78,20,491 equity shares representing 64.48% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows: Resolutions % of votes % of votes in % of votes polled on favour on votes against on votes outstanding polled polled shares Resolution No. 1 64.150 99.906 0.094 Resolution No. 2 64.215 99.544 0.456 Resolution No. 3 64.175 99.988 0.012 Resolution No. 4 64.175 99.988 0.012 Resolution No. 5 64.175 99.988 0.012 Resolution No. 6 64.175 99.988 0.012 Resolution No. 7 64.175 99.988 0.012 Resolution No. 8 63.636 99.987 0.013 Accordingly, the Resolution as set out in the Postal Ballot Notice dated February 22, 2024 was passed with requisite majority on March 29, 2024. For resolution(s) as specified in the Postal Ballot Notice dated March 28, 2024: There were total of 41,24,415 shareholders of the Bank as on the cut-off date i.e. March 29, 2024, out of which 19,091 Members comprising of 4,91,73,94,652 equity shares representing 64.73 % of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows: Resolutions % of votes % of votes in % of votes polled on favour on votes against on votes outstanding polled polled shares Resolution No. 1 64.729 98.805 1.195 Integrated Annual Report 2023-24 515

REPORT ON CORPORATE GOVERNANCE

Accordingly, the Resolution as set out in the Postal Ballot Notice dated March 28, 2024 was passed with requisite majority on May 03, 2024.

DISCLOSURES

Material Subsidiary

HDFC Life Insurance Company Limited (“HDFC Life”) is a material subsidiary of the Bank as per the LODR. HDFC Life was incorporated on August 14, 2000 in Mumbai. M/s. G M Kapadia & Co. and M/s. Price Waterhouse, Chartered Accountants are the Statutory Auditors of HDFC Life. M/s. G M Kapadia & Co. was appointed on July 14, 2016 (re-appointed on July 19, 2021) and M/s Price Waterhouse, Chartered Accountants was appointed on June 24, 2014 (re-appointed on July 23, 2019) as Statutory Auditors of HDFC Life.

Further, the Bank has formulated a policy for determining material subsidiary and the same is available on the Bank’s website at https://www.hdfcbank.com/personal/about-us/ corporate-governance/codes-and-policies

Related Party Transactions

During the year, the Bank has entered into transactions with the related parties in the ordinary course of business and on arm’s length basis. The Bank has not entered into any materially significant transactions with the related parties, which could lead to a potential conflict of interest between the Bank and these parties. Transactions with related parties were placed before the Audit Committee for approval. There were no material transactions with related parties, which were not in the ordinary course of business, nor were there any transactions, which were not at an arm’s length basis.

The Shareholders of the Bank have approved the material related party transactions to be entered into by the Bank in the FY 2024-25 through Postal Ballot on March 29, 2024 as per LODR.

Details of related party transactions entered into during the year ended March 31, 2024 are given in Note No. 27 in Schedule 18, forming part of ‘Notes to Accounts’ in accordance with Accounting Standard (AS) -18.

The Bank has put in place a policy to deal with related party transactions and the same has been uploaded on the Bank’s web-site at https://www.hdfcbank.com/personal/about-us/ corporate-governance/codes-and-policies

COMMODITY PRICE RISKS AND FOREIGN EXCHANGE RISKS AND HEDGING ACTIVITIES

Being in the business of banking, as per the extant regulations, the Bank does not deal in any commodity, though, it can be exposed to the commodity price risks in its capacity as lender / banker to its customers. Currently, the Bank has open exposure in Precious Metals i.e., Gold / Silver and such open exposures in Gold / Silver are primarily on account of positions created from short term deposits under the Gold Monetization Scheme (GMS) raised from Customers and trading positions in Gold / Silver. These positions are managed similar to other foreign exchange exposures using spot, outright forwards and swap transactions in Gold/Silver and monitored as part of the trading portfolio within the stipulated trading risk limits viz. Net overnight open position limit, Intraday open position limit, Value-at-Risk limit, Stop Loss Trigger Level etc. that are defined in the Treasury Limits Package. In addition, Bank is authorized by RBI to import gold and silver and the exposure arising out of import of gold and silver on consignment basis is covered on back to back basis. The spot, forward and swap contracts, outstanding as on the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI (Foreign Exchange Dealers’ Association of India) and at interpolated rates for contracts of interim maturities. The USD / INR rate for valuation of contracts having longer maturities i.e. greater than one (1) year is implied from the applicable INR and USD swap curves. For other pairs, where the rates / tenors are not published by FEDAI, the spot and forward points are obtained from Refinitiv or Bloomberg for valuation of the foreign exchange deals. The foreign exchange profit or loss is arrived on present value basis thereafter, as directed by FEDAI, whereby the forward profits or losses on the deals, as computed above, are discounted till the valuation date using the applicable discounting yields. The resulting profit or loss on valuation is recognized in the Statement of Profit and Loss.

Given below are the exposure details of the Bank under the Gold Monetization Scheme deposits as of March 31, 2024.

Account Title	Amount (INR)	Amount (FCY) In Gram
GMS- SHORT TERM BANK DEPOSIT GOLD	3,09,94,906.76	5,001.83

Total open exposure on customer related transactions in commodities i.e., Gold & Silver (in INR) as on March 31, 2024: Nil Note: As part of trading position in Gold and Silver, the Treasury Bullion Desk has open position of 303.33 ounce and 0.01 ounce respectively, which is equivalent to INR 55,862,442.46 as on March 31, 2024, and was within the NOOP limit prescribed for XAU & XAG.

516	HDFC Bank Limited

ACCOUNTING TREATMENT

The financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India, statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the RBI from time to time (RBI guidelines), Accounting Standards specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

Credit Ratings

The details of all credit ratings obtained by the Bank for all debt instruments are furnished in the Directors’ Report.

Whistle Blower Policy / Vigil Mechanism

The details of establishment of whistle blower policy / vigil mechanism are furnished in the Directors’ Report. None of the Bank’s personnel have been denied access to the Audit Committee to express concerns or reporting grievances under the Whistle Blower Policy and /or vigil mechanism.

Familiarization of Independent Directors

The details of familiarization programmes imparted to Independent Directors are available on the website of the Bank at https://www.hdfcbank.com/personal/about-us/corporate-

governance/familiarization-of-independent-directors

Strictures and Penalties for last three financial years:

During the last three financial years, the RBI and other regulatory / statutory authorities have imposed the following penalties / strictures / prohibitions / restrictions on the Bank:

FY 2023-24

RBI vide its letter dated November 30, 2023 levied a penalty of ` 10,000 (Rupees Ten Thousand only) on the Bank under Section 11(3) of FEMA, 1999 for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account (SNRR) whereas it continued with Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps were taken by the bank in ensuring that no interest was paid on the balances in the account, clear explanation was provided by the Bank in the personal hearing with RBI and certification from statutory auditors that transactions in the account post

June 2016 were related to winding up activities of the bank. The RBI levied the said penalty. The penalty has since been paid by the Bank.

SEBI had issued a Show Cause Notice in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under SEBI (Foreign Portfolio Investors) Regulations. The Bank had submitted Settlement Application which was accepted by SEBI and settlement amount of ₹9,18,750/- was paid by the Bank. SEBI issued settlement order dated February 29 2024. In terms of the Settlement Order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

NSE vide email dated November 15, 2023 levied penalty of ₹7,500/- for delay in submission of Action Taken report (ATR) for non-compliance observed in Cyber Security audit report for FY 2022-23. The Bank submitted its detailed response to the NSE wherein inter-alia, it was requested that as ATR was immediately submitted to NSE upon receipt of clarification from NSE regarding submission of ATR, the penalty imposed may be waived. NSE has apprised that the Bank’s response and request for waiver of penalty shall be placed before its committee for approval. Further update is awaited from NSE.

NSE vide letter dated November 17, 2023 levied penalty of ₹5,000/- for operation of trading terminals without having valid certification. The Bank has submitted its detailed response to NSE wherein inter-alia, it had stated that the Bank’s membership does not have any trading rights. The ID was created for usage of member portal for downloading of daily reports for clearing and settlement related activities and submission of compliance related matters to the Clearing Corporation. Further, the Bank had submitted its request for disablement of ID and subsequently disablement request was processed by NSE. A request for waiver of imposed penalty was also submitted to NSE. The NSE has apprised that the Bank’s response shall be placed before relevant authority for further action. NSE vide its email dated May 27, 2024 informed, that the Bank’s request for the penalty waiver was considered favorably and credit note will be issued to the Bank shortly. The matter stands closed.

During FY 2023-24, pursuant to various tax demands, penalties aggregating to the tune of ₹1.17 crores imposed on the Bank have been disclosed to the Stock Exchanges as required under the LODR. The Bank is taking appropriate legal remedies including, but not limited to, pursuing appeals, as per law.

FY 2022-23

No penalties and strictures were imposed by any regulatory authority during the FY2022-23 on the Bank.

Integrated Annual Report 2023-24	517

RE P OR T O N C O R P O R AT E G O V E R N A N C E FY 2021-22 RBI by an order dated May 27, 2021, levied a penalty of ` 10 crores (Rupees ten crores only) for marketing and sale of third-party non-financial products to the Bank’s auto loan customers, arising from a whistle blower complaint, which revealed, inter alia, contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The Bank has discontinued the sale of said third-party non-financial product since October 2019. The penalty was paid by the Bank. Details of utilization of funds During the year under review, the Bank has not raised any funds through Preferential Allotment or Qualified Institutions Placement as specified under Regulation 32(7A) of the LODR. Further, there is no deviation in utilization of the funds raised by the Bank through issuance of Non-convertible Debentures, in tranches, on private placement basis. Disclosure of certain types of agreements binding listed entities The Bank has not entered into any agreements as required to be disclosed under clause 5A of paragraph A of Part A of Schedule III of LODR. Disclosures for complaints / requests received from shareholders During the year ended March 31, 2024, the Bank received 183 complaints from the shareholders and 5 complaints were pending as on March 31, 2024 as it was received towards the quarter end. The Bank had attended to all the complaints and all complaints were closed to the satisfaction of the shareholder as on the date of this report. Besides, 7933 letters were received from the shareholders relating to change of address, updation of bank details of investors, correction of name / bank details on the warrants, transmission of shares, death claim letters, documents for deletion of name, letters related to issues on demat, electronic clearing service, email for address updation, exchange of certificate(s), letter on exchange of certificates, indemnity bond for duplicate certificate, indemnity bond for duplicate warrants, KYC updation, loss of share certificate / transfer deed, non receipt of certificate, permanent account / GIR number of income tax, reminders on any subject, stop mark, transmission documents, non-receipt of certificate sent for transfer, revalidation of warrants and various other investor related matters. These letters have also been responded to. Disclosures for complaints received by the Bank in relation to the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 The Bank has a policy on prevention, prohibition and redressal of sexual harassment of women at the workplace. In consonance with the statutory provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, the Bank has constituted an Internal Committee to deal with the cases sexual harassment of women at the workplace and the same is placed on the Bank’s website. The Bank reinforces the awareness of the Act and the understanding of the same through our mandatory elearning module that is available in both English and Hindi. Details of the number of complaints received, disposed, and pending during the year 2023-24 pertaining to the Sexual Harassment of Women at Workplace are as under: Number of complaints received 77 Number of complaints disposed 65 Number of cases pending as on March 31, 2024 12* * The Twelve(12) pending cases were reported in Q4 of FY 2023-24 of which all 12 are disposed by Internal Committee. COMPLIANCE WITH MANDATORY REQUIREMENTS The Bank has complied with the applicable mandatory requirements of the Code of Corporate Governance as prescribed under the LODR and as given below. M/s. BNP & Associates, practicing company secretaries, have certified that the Bank has complied with the mandatory requirements as stipulated under the LODR. The said certificate and various other certificates issued by other practicing company secretaries on other matters relating to compliance are forming part of this Report. Mr. Santosh Haldankar, Company Secretary is the compliance officer of the Bank in accordance with the LODR. Reg. No. Particulars 17 Requirements pertaining to the Board of Directors 17A Maximum number of Directorships 18 Requirements pertaining to the Audit Committee 19 Requirements pertaining to Nomination and Remuneration Committee 20 Requirements pertaining to Stakeholders Relationship Committee 21 Requirements pertaining to Risk Management Committee 5 18 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Reg. No. Particulars 22 Requirements pertaining to Vigil Mechanism 23 Requirements pertaining to Related Party Transactions 24 Corporate governance requirements with respect to subsidiary of listed entity 24A Requirements pertaining to Secretarial Audit and Secretarial Compliance Report 25 Obligations with respect to independent Directors 26 Obligations with respect to employees including senior management, key managerial persons, directors and promoters 27 Other corporate governance requirements 46 Requirements pertaining to the dissemination of certain information under a separate section on the website COMPLIANCE WITH NON-MANDATORY REQUIREMENTS a) Board of Directors The Bank maintains the expenses relating to the office of the Part Time Chairman and reimburses all the expenses incurred in performance of his duties. b) Shareholder’s Rights The Bank publishes its results on its website at www.hdfcbank.com which is accessible to the public at large. The same are also available on the websites of the Stock Exchanges on which the Bank’s shares are listed. A half-yearly declaration of financial performance including summary of the significant events is presently not being sent separately to each shareholder. The Bank’s results for each quarter are published in an English newspaper having a nation—wide circulation and in a Marathi newspaper having circulation in Maharashtra. Hence, half-yearly results are not sent to the shareholders individually. c) Audit Qualifications During the period under review, there is no audit qualification in the Bank’s financial statements. The Bank continues to adopt best practices to ensure regime of unmodified audit opinion. d) Separate posts of Chairperson and Managing Director/ Chief Executive Officer Mr. Atanu Chakraborty is the Part Time Chairman and Independent Director of the Bank and Mr. Sashidhar Jagdishan is the Managing Director and Chief Executive Officer of the Bank. e) Reporting of Internal Auditor The Internal Auditor of the Bank reports to the Audit Committee of the Bank. OWNERSHIP RIGHTS The Bank seeks to protect and facilitate the exercise of the rights of its shareholders including the following: • To carry out transmission / transposition within the period prescribed in the LODR. • To receive notice of general meetings, annual report, the balance sheet and profit and loss account and the auditor’s report. • To attend and speak at general meetings. • In case the member is a body corporate, it can appoint a representative to attend and vote at the general meetings of the company on its behalf. • Since the thirtieth (30th) Annual General Meeting of the Bank will be conducted by Video-Conferencing / Other Audio-Visual Means pursuant to the relevant MCA circulars, physical attendance of the shareholders has been dispensed with and accordingly, the facility for appointment of proxies for attending and voting on behalf of shareholders will not be available at the 30th Annual General Meeting of the Bank. • To request an extraordinary general meeting of the company by shareholders who collectively hold not less than 1/10th of the total paid-up capital of the company. • To move amendments to resolutions proposed at general meetings. • To receive dividend and other corporate benefits like rights, bonus shares, etc. as and when declared / announced. • To inspect various registers of the company, minutes books of general meetings and to receive copies thereof after complying with the procedure prescribed in the Companies Act, 2013 as amended from time to time. • To make nomination in respect of shares held by the shareholder. • To participate in and be sufficiently informed of the decisions concerning fundamental corporate changes. • To be informed of the rules, including voting procedures that govern general shareholder meetings. Integrated Annual Report 2023-24 5 19

REPORT ON CORPORATE GOVERNANCE

- To have adequate mechanism to address the grievances of the shareholders.
- To ensure protection of minority shareholders from abusive actions by, or in the interest of, controlling shareholders acting either directly or indirectly, and effective means of redress.

The rights mentioned above are prescribed in the Companies Act, 2013, the LODR and Banking Regulation Act, 1949, wherever applicable, and should be followed only after careful reading of the relevant sections. These rights are not necessarily absolute.

GENERAL SHAREHOLDER INFORMATION:

The Bank's share capital consists of one class of equity shares having face value of ₹ 1 each and the Bank has not issued any other class of shares.

SHAREHOLDERS HOLDING MORE THAN 1% OF THE SHARE CAPITAL OF THE BANK AS AT MARCH 31, 2024

Sr. No.	Name of the Shareholder	No. of Shares held as on 31.03.2024	% to Capital
1	JP Morgan Chase Bank, NA*	1,02,81,15,525	13.53
2	SBI NIFTY 50 ETF	44,05,85,075	5.80
3	Life Insurance Corporation Of India	34,51,77,854	4.54
4	Government of Singapore	18,16,24,608	2.39
5	HDFC Trustee Company Ltd. A/C HDFC Balanced Advantage Fund	17,05,65,154	2.25
6	ICICI Prudential Value Discovery Fund	16,47,29,251	2.17
7	UTI - Nifty Exchange Traded Fund	13,32,95,707	1.76
8	Nippon Life India Trustee Ltd-A/C Nippon India ETF NIFTY 50 BEES	10,89,68,248	1.43
9	NPS Trust- A/c HDFC Pension Management Company Ltd Scheme E - Tier I	10,37,75,514	1.37
10	Government Pension Fund Global	9,48,84,297	1.25

* One (1) American Depository Share (ADS) represents three (3) underlying equity shares of the Bank

TOP 10 SHAREHOLDERS OF THE BANK AS ON MARCH 31, 2024

Sr. No.	Name of the Shareholder	No. of Shares held as on 31.03.2024	% to Capital
1	JP Morgan Chase Bank, NA*	1,02,81,15,525	13.53
2	SBI NIFTY 50 ETF	44,05,85,075	5.80
3	Life Insurance Corporation of India	34,51,77,854	4.54
4	Government of Singapore	18,16,24,608	2.39
5	HDFC Trustee Company Ltd. A/C HDFC Balanced Advantage Fund	17,05,65,154	2.25
6	ICICI Prudential Value Discovery Fund	16,47,29,251	2.17
7	UTI - Nifty Exchange Traded Fund	13,32,95,707	1.76
8	Nippon Life India Trustee Ltd-A/C Nippon India ETF NIFTY 50 BEES	10,89,68,248	1.43
9	NPS Trust- A/c HDFC Pension Management Company Ltd Scheme E - Tier I	10,37,75,514	1.37
10	Government Pension Fund Global	9,48,84,297	1.25

**One (1) American Depository Share (ADS) represents three (3) underlying equity shares of the Bank.*

DISTRIBUTION OF SHAREHOLDING AS AT MARCH 31, 2024

Shares Range		No. of Shares	% to Capital	No. of Holders	% to Total No. of Holders
From	To				
1	5,000	46,70,51,293	6.15	40,90,577	99.24
5,001	10,000	11,01,41,519	1.45	16,323	0.40
10,001	20,000	9,07,88,143	1.20	6,639	0.16
20,001	30,000	4,87,02,397	0.64	1,996	0.05
30,001	40,000	3,45,96,754	0.45	1,001	0.02
40,001	50,000	2,88,85,575	0.38	643	0.02
50,001	1,00,000	10,17,78,402	1.34	1,437	0.03
1,00,001	9,99,99,99,999	6,71,49,66,579	88.39	3,199	0.08
		7,59,69,10,662	**100.00**	**41,21,815**	**100.00**

520 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

41,05,375 folios comprising of 758,92,48,751 equity shares forming 99. 90% of the share capital are in demat form. 16,440 folios comprising of 76,61,911 equity shares forming 0.10 % of the share capital are in physical form. The shares of the Bank are widely traded on the stock exchanges.

Note: Other than the stock options granted to the employees of the Bank which will result in an addition to the equity share capital of the Bank on the exercise of the stock options and subsequent allotment of equity shares, the Bank has no outstanding warrants or other convertible instruments as on March 31, 2024 which could have an impact on the equity share capital of the Bank

SHARES LYING IN UNCLAIMED SUSPENSE ACCOUNT

Particulars	Records / No. of shareholders	Equity Shares (Face value of ₹ 1 each)
Opening Balance as on April 1, 2023	2,715	1,145,228
Add: Unclaimed of e-HDFC	11	12,516
Less: Claims received and shares transferred *	167	1,17,650
Less: shares transferred to IEPF account	369	1,59,150
Closing Balance as on March 31, 2024 **	2,190	8,80,944

** Number of shareholders who approached the Bank for the transfer of shares from the suspense account.*

*** Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.*

SHARE PRICE / CHART

Month	BSE Limited			National Stock Exchange of India Limited			New York Stock Exchange		
	High (₹)	Low (₹)	Monthly volumes	High (₹)	Low (₹)	Monthly volumes	High (US$)	Low(US$)	Monthly volumes
Apr-23	1,715.85	1,602.55	32,04,891	1,720.00	1,602.75	29,67,25,881	71.30	66.08	2,51,52,700
May-23	1,733.95	1,597.55	41,73,340	1,734.45	1,597.35	38,58,15,045	71.01	63.77	4,40,79,600
Jun-23	1,708.60	1,580.00	71,56,144	1,708.80	1,579.00	30,47,86,102	70.27	62.87	3,44,87,100
Jul-23	1,757.80	1,627.20	90,26,316	1,757.50	1,627.15	46,43,67,195	71.39	65.48	4,38,26,700
Aug-23	1,666.45	1,557.70	1,03,75,564	1,667.45	1,558.40	42,16,83,081	68.37	62.28	3,55,28,200
Sep-23	1,669.25	1,515.35	1,27,62,967	1,670.00	1,515.00	51,38,13,831	66.21	57.95	5,25,21,200
Oct-23	1,558.00	1,460.55	1,25,69,501	1,555.75	1,460.25	31,50,87,949	59.80	56.05	4,75,94,300
Nov-23	1,570.10	1,463.55	84,69,653	1,572.45	1,462.25	29,32,23,887	60.82	55.95	3,89,97,400
Dec-23	1,721.70	1,551.60	1,42,87,181	1,721.40	1,552.10	37,82,65,221	67.44	59.27	4,60,08,800
Jan-24	1,709.65	1,382.40	2,83,41,080	1,709.15	1,380.25	61,09,37,460	67.14	53.47	10,35,45,800
Feb-24	1,480.00	1,363.45	1,67,97,448	1,480.85	1,363.55	47,30,09,678	57.40	52.16	7,32,79,900
Mar-24	1,471.40	1,400.20	1,41,93,411	1,471.60	1,400.00	46,38,46,972	57.14	54.07	5,05,03,100


HDFC Bank Share price versus BSE SENSEX
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Integrated Annual Report 2023-24 521

REPORT ON CORPORATE GOVERNANCE


HDFC Bank Share price versus NSE NIFTY
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HDFC Bank's ADS price versus NYSE - Composite
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522 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Categories of shareholders as at March 31, 2024 Category of Shareholders No of Shares % to Capital Promoters 0 0 ADR (#) 1,02,81,15,525 13.53 Foreign Institutional Investors / Foreign Portfolio Investors / Foreign Bank 3,14,19,41,208 41.36 Overseas Corporate Bodies, Foreign Bodies, Foreign National, NRI repartriable 4,88,18,885 0.64 Financial Institutions / Banks / Mutual Funds / Central Government / Qualified 1,57,69,38,375 20.76 Institutional Buyer Life Insurance Corporation of India 34,51,77,854 4.54 Insurance Companies 28,85,74,696 3.80 Indian Companies 14,62,04,544 1.93 Others 1,02,11,39,575 13.44 TOTAL 7,59,69,10,662 100.00 Shares held as a percentage of total Share Capital 1.93% 13.44% 3.80% 4.54% 0% Promoters 20.76% ADR (#) 13.53% Foreign Institutional Investors / Foreign Portfolio Investor / Foreign Bank Overseas Corporate Bodies, Foreign Bodies, Foreign National, NRI repartriable Financial Institutions / Banks / Mutual Funds / Central Government / Qualified Institutional Buyer Life Insurance Corporation of India 0.64% Insurance Companies Indian Companies 41.36% Others (#) JP Morgan Chase Bank, NA is the Depository for the ADS (1,028,115,525 underlying equity shares) Integrated Annual Report 2023-24 52 3

REPORT ON CORPORATE GOVERNANCE

FINANCIAL CALENDER

[April 01, 2024 to March 31, 2025]	
Board Meeting for consideration of accounts	Saturday, April 20, 2024
Dispatch of Annual Reports by electronic mode	Thursday, July 18, 2024
Date, Time and Venue of the thirtieth (30th) Annual General Meeting	Friday, August 09, 2024 at 02:30 p.m.
Record date for purpose of determining eligibility of dividend	Friday, May 10, 2024
Dividend declaration date	Friday, August 09, 2024
Expected date of payment of dividend	On or after Monday, August 12, 2024
Board Meeting for considering unaudited results for first three quarters of FY 2024-25	Within the timelines prescribed in the LODR

LISTING

Listing on Indian Stock Exchanges:

The equity shares and non-convertible debentures of the Bank are listed at the following Stock Exchanges and the annual fees for FY 2023-24 has been paid.

Sr. No.	Name and Address of The Stock Exchange	Stock Code
1	BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai 400 023	500180
2	National Stock Exchange of India Limited, Exchange Plaza, Bandra Kurla Complex, Bandra (East), Mumbai 400 051	HDFCBANK

Names of Depositories in India for dematerialization of equity shares (ISIN No. INE040A01034)

- National Securities Depository Limited (NSDL)
- Central Depository Services (India) Limited (CDSL)

International Listing:

Sr. No.	Security Description	Name and address of the stock exchange	Name & address of depository
1	The American Depository Shares (ADS) (CUSIP No. 40415F101)	The New York Stock Exchange (Ticker - HDB) 11, Wall Street, New York, NY 10005	J.P. Morgan Chase Bank, N.A. J.P. Morgan Depositary Receipts, 383 Madison Ave, Floor 11, New York, NY, 10179

The Depository for ADS is represented in India by JP Morgan Chase Bank N.A., India Sub Custody, JP Morgan Chase Bank NA, 9th Floor, Tower A Block 9, Nirlon Knowledge Park, Western Express Highway, Goregaon (East), Mumbai 400 063.

Note: Annual listing fees of the New York Stock Exchange has been duly paid.

CODE OF CONDUCT

The Bank has framed and adopted a Code of Conduct, which is approved by the Board. The Code is applicable to all directors and senior management personnel of the Bank. This Code is available on the Bank's website at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies. All the Directors and senior management personnel have affirmed compliance with the Code of Conduct / Ethics as approved and adopted by the Board.

CODE FOR PREVENTION OF INSIDER TRADING

The Bank has adopted a share dealing code for the prevention of insider trading in the shares of the Bank as well as in other listed and proposed to be listed companies. The share dealing code, inter-alia, prohibits dealing in securities of the Bank by insiders while in possession of unpublished price sensitive information.

SHARE TRANSFER PROCESS AND SYSTEM

The Bank's shares which are in compulsory dematerialized (Demat) list are transferable through the depository system. Requests for transmission / transposition or for deletion of name in case of physical share certificates are processed by the Registrar and Transfer Agent, Datamatics Business Solutions Limited and are approved by the Stakeholders' Relationship Committee of the Bank or authorized officials of the Bank. The service requests of such nature are generally processed within a period of fifteen (15) days from the date of receipt of the relevant documents by Datamatics Business Solutions Limited.

Please note that as per the LODR, any requests for transfer of securities shall not be processed unless the securities are held in dematerialized form.

FEES FOR STATUTORY AUDITORS

For the details of total fees for all services paid by the Bank and its subsidiaries, on a consolidated basis, to the Joint Statutory Auditors and all entities in the network firm / network entity of which the joint Statutory Auditors is a part, kindly refer to the Directors' Report.

524 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements MEANS OF COMMUNICATION The quarterly and half-yearly unaudited / audited financial results are normally published in the newspapers, viz., the Business Standard in English and Navshakti in Marathi (regional language). The results are also displayed on the Bank’s website at www.hdfcbank.com. The shareholders can visit the Bank’s website for financial information, shareholding information, dividend policy, key shareholders’ agreements, if any, Memorandum and Articles of Association of the Bank, etc. The website also redirects to www.sec.gov where the investors can view statutory filings of the Bank with the Securities and Exchange Commission, USA. The information relating to the Bank’s financial results and shareholding pattern are displayed on the websites of the Stock Exchanges on which the Bank’s shares are listed. Other information such as official news/press releases, stock exchange disclosures and presentations made to investors and analysts, etc. are regularly displayed on the Bank’s website. DEBENTURE TRUSTEES The LODR requires companies, which have listed their debt securities, to disclose the names of their debenture trustees with contact details in their Annual Report. The following are the debenture trustees for the privately placed bonds of the Bank: 1. Axis Trustee Services Limited, The Ruby, Second Floor, SW, 29, Senapati Bapat Marg, Dadar West, Mumbai- 400 028. Tel: 022 6230 0451 2. Vistra ITCL (India) Limited, The IL&FS Financial Centre, Plot C-22/G Block, Seventh Floor, Bandra Kurla Complex, Bandra (East), Mumbai 400 051. Tel: 022 6930 0000 3. SBICAP Trustee Company Limited, 04th Floor, Mistry Bhavan, 122 Dinshaw Vachha Road, Churchgate, Mumbai -400 020 Tel: 022 4302 5555 4. IDBI Trusteeship Services Limited, Universal Insurance Building, Ground Floor, Sir Phirozshah Mehta Road, Fort, Mumbai—400 001. Tel: 22 4080 7000 SHAREHOLDERS’ HELPDESK Dividend payments and all other investor related activities are attended to and processed at the office of Registrar and Transfer Agent. For any documents or for any grievances / complaints, shareholders / investors may contact at the following address: Mr. Sunny Abraham / Ms. Manisha Parkar / Ms. Darshana Champanekar Datamatics Business Solutions Limited Plot No. A 16 & 17, Part B Cross Lane, MIDC, Andheri (East), Mumbai 400 093 Tel: +91-022—66712213-14, 91 22 66712001-6 E-mail: hdinvestors@datamaticsbpm.com Timings: 10:00 a.m. to 4:30 p.m. (Monday to Friday except public holidays) Shareholders’ Helpdesk Timings: 10:00 a.m. to 3:30 p.m. Between Monday to Friday (except on Bank holidays) Tel: +91 -022- 66316000 Email: shareholder.grievances@hdfcbank.com For IEPF Related matters: Mr. Santosh Haldankar (Nodal Officer), Ms. Rupa Joshi and Ms. Vaishali Vyas (Deputy Nodal Officers) Tel: +91 (22) 66316000 E-mail: shareholder.grievances@hdfcbank.com, Queries relating to the Bank’s financial performance may be addressed to: shareholder.grievances@hdfcbank.com Name of the Compliance Officer of the Bank: Mr. Santosh Haldankar, Company Secretary Telephone: +91 (22) 66316000 BANKING CUSTOMER HELPDESK In the event of any queries / complaints, banking customers can directly approach the Branch Manager or can call / write to the Bank using the following contact details: Contact us at: Our customer care (PhoneBanking) numbers 1800 1600 / 1800 2600 /1800 2026161 / 1860 2676161 and/ or the followings website link: https://www.hdfcbank.com/ personal/need-help/contact-us In the event of any queries / complaints, banking customers can directly approach the Branch Manager or can call / write to the Bank using the following contact details: Write to: For Credit Cards: For Regular Post: HDFC Bank Cards Division, P.O. Box. 8654, Ambattur Industrial Estate, P.O., Chennai—600058. For Courier: HDFC Bank Cards Division, Door No 94 SP, Estate Bus Stand, Wavin Main Road, Mogappair West, Chennai 600058. For Products (other than Credit Cards): HDFC Bank Limited, Empire Plaza I, 1st Floor, LBS Marg, Chandan Nagar, Vikhroli West, Mumbai—400 083, Email: support@hdfcbank.com Integrated Annual Report 2023-24 52 5MEANS OF COMMUNICATION DEBENTURE TRUSTEES SHAREHOLDERS’ HELPDESK BANKING CUSTOMER HELPDESK

RE P OR T O N C O R P O R AT E G O V E R N A N C E Contact us online: Fill up the “Complaint Form” available at the following website link: https://leads.hdfcbank.com/applications/webforms/apply/ HDFC_CustomerCenter/Customer_Center.aspx https://www.hdfcbank.com/personal/need-help/contact-us For grievances other than shareholder grievances please send your communication to the following email addresses: 1. Depository Services: dphelp@hdfcbank.com 2. Retail Banking / ATM / Debit Cards / Mutual Fund: support@hdfcbank.com 3. Loans, Advances / Advance against shares: loansupport@hdfcbank.com 4. Credit Cards: customerservices.cards@hdfcbank.com; or visit us at https://www.hdfcbank.com/personal/need-help/customer-care for more information 5. Home Loan: customer.service@hdfc.com; or visit us at https://www.hdfc.com/write-to-us/service-request for more information and for grievances: Visit us at https://www.hdfc.com/grievance-redressal PLANT LOCATIONS Being in the banking business, the Bank does not have plants. However, the Bank has 8,738 branches and 20,938 ATMs across 4,605 cities / towns as on March 31, 2024. The locations of the branches are also displayed on the Bank’s website. On behalf of the Board of Directors Atanu Chakraborty Part Time Chairman and Independent Director June 20, 2024 DECLARATION I confirm that for the year under review, all Directors and Senior Management have affirmed their adherence to the provisions of the Code of Conduct of Directors and Senior Management Personnel. Sashidhar Jagdishan Managing Director and Chief Executive Officer June 20, 2024 52 6 HDFC Bank Limited PLANT LOCATIONS DECLARATION

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Statement by the Director Responsible for the Business Responsibility and Sustainability Report

The objective of ‘leading responsibly’ has been a tenet HDFC Bank has followed since its inception in 1994. This entails a commitment to delivering quality customer experiences, taking banking to the unbanked, supporting businesses, enabling smart banking, focusing on long-term sustainability and empowering communities. Unequivocally, the business of banking is underpinned by trust and as a responsible lender, the Bank stands committed to contributing to nation building.

FY 2023-24 marks an exceptional year, as it is the first year of reporting post the merger of the erstwhile Housing Development Finance Corporation Limited (e-HDFC) with HDFC Bank with effect from July 1, 2023. The rationale for the merger has been well articulated as have the synergies of the combined entity. Given the scale of the merger, as with the financials, there is a new starting point for non-financial metrics as well. Thus, the current year’s numbers are not comparable with that of the prior period.

Prior to the merger, an Integration Committee was set up to facilitate a seamless and effective integration. Having spearheaded the Integration Committee, suffice to say that ESG was among the core focus areas. Culture, people, processes and systems are the key pillars of building long-term sustainable businesses.

The board believes that governance and sustainability are inextricably linked and essential to ensure long-term value creation. Though ESG frameworks are still evolving, the Board is committed to deepening its oversight on ESG and climate-related disclosures.

With concerted effort, the Bank has seen a significant improvement in its diversity and retention ratios which augurs well. The Bank is committed to playing a meaningful role in supporting the government’s flagship schemes – be it micro-insurance, pensions, MSME funding and initiatives in digitalisation, agriculture, healthcare, livelihoods, amongst others. The Bank was awarded the ‘Conscious Corporate of the Year’ at the ET Awards, 2023 – an acknowledgement of our efforts on Corporate Social Responsibility and ESG.

During the year, the Bank raised its maiden international sustainable bond, which was well received by investors. The Bank has widened its coverage of wholesale loans that undergo Environmental and Social due diligence. Leveraging on the deep corporate relationships, the Bank recognises the importance of being enablers of transition financing to shift to cleaner energy pathways.

The Bank is committed to raising the bar on its ESG disclosures. More importantly, the Bank abides by the principles of integrity, transparency and accountability in its ESG reporting.

Kaizad Bharucha

Deputy Managing Director

Integrated Annual Report 2023-24	527

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

SECTION A: GENERAL DISCLOSURES

I. Details

1.	Corporate Identity Number (CIN) of the Listed Entity	L65920MH1994PLC080618
2.	Name of the Listed Entity	HDFC Bank Limited (the Bank)
3.	Year of Incorporation	1994
4.	Registered office address	HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
5.	Corporate address	HDFC Bank House, Shiv Sagar Estate, Dr Annie Besant Road, Worli, Mumbai - 400 018
6.	E-mail id	investor.relations@hdfcbank.com
7.	Telephone	022 - 6652 1000
8.	Website	www.hdfcbank.com
9.	Financial year for which reporting is being done	April 1, 2023 to March 31, 2024 (FY 23-24)
10.	Name of the Stock Exchange(s) where shares are listed	BSE Limited; National Stock Exchange of India Limited, American Depository Shares (ADS) listed on the New York Stock Exchange (Depository for ADS is represented in India by JPMorgan Chase Bank, National Association)
11.	Paid-up capital	₹ 759.69 crore
12.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Anjalee S. Tarapore Head - ESG Telephone number: +91-22-6631 6516 E-mail id: anjalee.tarapore@hdfcbank.com
13.	Reporting boundary	Disclosures made in this report are on a standalone basis and pertain only to HDFC Bank Limited. During the financial year 2023-24, the erstwhile HDFC Investments Limited ("eHDFC Investments") and erstwhile HDFC Holdings Limited ("eHDFC Holdings"), merged with and into erstwhile Housing Development Finance Corporation Limited ("eHDFC Limited") and thereafter eHDFC Limited merged with and into HDFC Bank Limited, thus the non-financial information of the Bank for the year ended March 31, 2024 includes the information from the operations of eHDFC Limited, eHDFC Investments and eHDFC Holdings for the period from July 01, 2023 to March 31, 2024. Further, in order to ensure consistency and completeness of the non- financial information, the Bank has adopted certain methodologies/assumptions which are different than those adopted in the previous financial year. Specific notes have been given under Question No. 7 and Question No. 9 under Principle 6 of the BRSR to explain the same. As a result of the merger and changes as mentioned above, the non-financial information of the Bank for the year ended March 31, 2024 is not comparable with that of the previous financial year.
14.	Name of assurance provider	Price Waterhouse LLP
15.	Type of assurance obtained	Reasonable assurance on BRSR Core KPIs. For further details, please refer Reasonable Assurance Report issued by Price Waterhouse LLP on these KPIs.

II. Products / services

16. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1.	Financial and Insurance Service	HDFC Bank operates in three business verticals - Wholesale, Retail and Treasury. All products and services are offered under these segments.	100

528 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 17. Products/services sold by the entity (accounting for 90% of the entity’s Turnover) S. Product/Service NIC Code % of total turnover No. contributed 1. Banking activities by central, commercial and savings banks 64191 100 III. Operations 18. Number of locations where plants and/or operations/offices of the entity are situated Location Number of plants Number of offices National Not Applicable (N.A.) Retail Branches: 8,734 ATMs & Cash Deposit & Withdrawal Machines: 20,938; Presence in 4,065 towns and cities International N.A. Branches: 4 (Hong Kong, Bahrain, Dubai International Financial Centre, UAE and GIFT City*) Representative offices: 5 (Dubai, Kenya, Abu Dhabi, Singapore and United Kingdom) *International Banking Unit located at Gift City, Gandhinagar, Gujarat 19. Markets served by the entity a. Number of locations Location Number National (No. of states) 28 states and all union territories in India International (No. of countries) 6 b. What is the contribution of exports as a percentage of the total turnover of the entity? Given the nature of the banking business, this is not applicable. c. A brief on types of customers The Bank caters to a diverse customer base. As of March 31, 2024, the Bank had 93.2 million customers. Retail Banking: The Bank’s retail business is targeted at individuals, salaried professionals, micro and small businesses, Self-Help Groups, Non-Resident Indians and high net worth individuals. This entails loans, deposits and other products and services. Wholesale / Corporate Banking: The target segment are large corporates, public sector units, government and multinational corporations. This entails commercial, transactional and investment banking services. Commercial / Rural Banking: The customer segment entails Micro, Small and Medium Enterprises (MSMEs), emerging corporates, commercial agriculture, small and marginal farmers and other businesses which have a strong presence in semi-urban and rural areas. Integrated Annual Report 2023-24 52 9 III. Operations

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

IV. Employees

20. Details as of March 31, 2024

a. Employees (including differently abled)

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B/A)	No. (C)	% (C/A)
	EMPLOYEES					
1.	Permanent (D)	2,13,527	1,57,917	74	55,610	26
2.	Other than permanent (E)*	38	31	82	7	18
3.	**Total employees (D + E)**	2,13,565	1,57,948	74	55,617	26
	WORKERS^					
4.	Permanent (F)	0	0	-	0	-
5.	Other than permanent (G)	0	0	-	0	-
6.	**Total workers (F + G)**	0	0	-	0	-

Note:

* Employees employed on a contract basis.

^ All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker related KPIs are nil and the same have not been included in any of the prescribed tables in the BRSR.

b. Differently abled employees

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B/A)	No. (C)	% (C/A)
	DIFFERENTLY ABLED EMPLOYEES					
1.	Permanent (D)	195	162	83	33	17
2.	Other than permanent (E)	0	0	0	0	0
3.	**Total differently abled employees (D + E)***	195	162	83	33	17

*Based on voluntary disclosures by employees and/or disability certificates.

21. Participation/inclusion/representation of women

	Total (A)	No. and percentage of females	
		No. (B)	% (B/A)
Board of Directors	12	3	25
Key Management Personnel*	6	0	0

*Comprises 4 Executive Directors, Chief Financial Officer and Company Secretary

22. Turnover rate for permanent employees (%)

	FY 2023-24			FY 2022-23			FY 2021-22		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent Employees (%)	26.5	28.2	26.9	34.2	34.1	34.2	27.4	28.5	27.6

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V. Holding, subsidiary and associate companies (including joint ventures)

23. (a) Names of holding / subsidiary / associate companies / joint ventures (As of March 31, 2024)

S. No.	Name of the subsidiary / associate companies / joint ventures (A)	Indicate whether holding / Subsidiary / Associate / Joint Venture	% of shares held by listed entity
1.	HDFC Sales Private Limited	Subsidiary	100.00
2	Griha Investments (Mauritius)	Subsidiary	100.00
3	Griha Pte. Limited (Singapore)	Subsidiary	100.00
4	HDFC Trustee Company Limited	Subsidiary	100.00
5	HDFC Education and Development Services Private Limited	Subsidiary	100.00
6	HDFC Securities Limited	Subsidiary	95.13
7	HDB Financial Services Limited	Subsidiary	94.64
8	HDFC Capital Advisors Limited	Subsidiary	89.00
9	HDFC Asset Management Company Limited	Subsidiary	52.55
10	HDFC Life Insurance Company Limited	Subsidiary	50.37
11	HDFC ERGO General Insurance Com-pany Limited	Subsidiary	50.48
12	HDFC AMC International (IFSC) Limited	Indirect subsidiary (through *HDFC Asset Management Co. Ltd.*)	52.55
13	HDFC Pension Management Company Limited	Indirect subsidiary (through *HDFC Life Insurance Co. Ltd.*)	50.37
14	HDFC International Life and Re Co. Ltd.	Indirect subsidiary (through *HDFC Life Insurance Co. Ltd.*)	50.37

Note: Barring Sr. No. 6 and 7, upon the amalgamation becoming effective from July 1, 2023, all the other entities mentioned above became subsidiaries/step-down subsidiaries of the Bank w.e.f. July 1, 2023.

Does the entity indicated in column A participate in the Business Responsibility initiatives of the listed entity? (Yes / No)

No. The subsidiary companies have their own business responsibility initiatives and generally do not participate in the BR initiatives of the Bank.

VI. CSR Details

24. (i) Whether CSR is applicable as per section 135 of the Companies Act, 2013: Yes

(ii) Turnover: ₹ 3,07,581.57 crore

(iii) Net worth: ₹ 4,27,634.18 crore

Integrated Annual Report **2023-24** 531

BUSINESS RESPONSIBILIT Y AND SUSTAINABILIT Y REPORT VII. Transparency and Disclosures Compliances 25. Complaints / grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct (NGRBC) Stakeholder Grievance Redressal FY 2023-24 FY 2022-23 group Mechanisms in Place (Yes/ from whom No) complaint is (If yes, then provide web- Number of Number of Remarks Number of Number of Remarks received link for grievance redress complaints complaints complaints complaints policy) filed during pending filed during pending the year resolution the year resolution at at close of close of the the year year Communities Yes. 0 0-0 0- Issues and redressals by community stakeholders are addressed at: csr@hdfcbank.com Investors Yes 10-00- (other than Grievance redressals for shareholders) investors are part of the terms of reference of the Stakeholders’ Relationship Committee detailed in the Corporate Governance Report. Shareholders Yes 183 5 Communications 123 0 -Grievance redressals for inter alia investors form part of the pertained terms of reference of the to dividend, Stakeholders’ Relationship non-receipt Committee. Details of the of the Annual Shareholders’ Helpdesk are Report, transfer elucidated in the Report on / transmission of Corporate Governance. shares, merger E-mails for grievances / related issues investor related activities: and queries on hdinvestors@ IEPF claims datamaticsbpm.com shareholder.grievances@ hdfcbank.com 532 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Stakeholder Grievance Redressal FY 2023-24 FY 2022-23 group Mechanisms in Place (Yes/ from whom No) complaint is (If yes, then provide web- Number of Number of Remarks Number of Number of Remarks received link for grievance redress complaints complaints complaints complaints policy) filed during pending filed during pending the year resolution the year resolution at at close of close of the the year year Employees Yes. Employee concerns 114 43 Nature of 105 31 Pending may be raised internally grievances complaints through ‘My Concern Portal’ inter alia entails have been available to all employees breach of Code resolved under the Human Capital of Conduct, Management (HCM) portal. improper This platform helps business employees to raise their practices, concerns in a secure and behavioural seamless manner for a issues timely resolution of the same. Employee related grievances are also received through the whistleblower mechanism of the Bank. Whistleblower Policy (link below) Customers Yes 4,85,339 14,232 Refer Annex 4,29,354 13,361 Grievance Redressal Policy on Customer (link below) Complaints and Grievance Redressal for further details. Cases pending are within the stipulated turnaround time of the Bank. Value Chain Yes 3 0 Improper 6 2 -Partners Whistleblower Policy (link business below) practice / behavioural issue Others Yes 26 13 Breach of code 36 14 -Whistleblower Policy (link of conduct, below) improper business practices, people related issues Note: 1. Number Whistleblower of complaints/pending Policy of the Bank .resolutions for employees, value chain and others are grievances received under the 2. Customer and previous complaints year. and grievance redress are as per disclosures in the Annex to the Directors’ Report for the current Integrated Annual Report 2023-24 533

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Weblinks:

Whistleblower Policy

https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Whistleblower-Policy-2019.pdf

Grievance Redressal Policy

https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/common-pdfs/pdf/grievance_redressal_policy.pdf

26. Overview of the entity's material responsible business conduct issues.

Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk, as per the following format:

Sr. No	Material issue identified	Indicate whether risk or opportunity	Rationale for identifying the risk/ opportunity	Approach to adapt or mitigate	Positive/ Negative Implications
1	Financial inclusion and deeper financial penetration	Opportunity	The Bank has a multi-pronged approach to enable the efficient distribution of last mile funding and facilitating deeper financial inclusion. The Bank has been at the forefront of digitalisation initiatives in the financial sector. The Bank has focused on expanding its footprint to deeper geographies. The Bank recognises the role of the government as a key stakeholder and the importance of helping the government fulfil its financial inclusion agenda through various government sponsored finance schemes.	Customised banking solutions to meet requirements of customers across all income segments. The Bank sees immense potential in increasing financial penetration across the country. 52% of the Bank's branches are in rural and semi-urban areas. The Bank has expanded its reach to over 2,25,000 villages. This strategy is in alignment with the Bank's vision of taking banking to the unbanked. In FY 23-24, the Bank enrolled over 1 million customers as policyholders under various social security schemes of the government. These schemes *inter alia* entail low-cost insurance to under privileged segments of society, guaranteed pension for the unorganised sector employees and other pension schemes. The Bank actively supports several schemes of the government which *inter alia* include loans to street vendors, artisans, MSMEs, loans to women entrepreneurs, farmers, support towards agri clinics and agri-business centres and rural and urban livelihood missions. These schemes support underprivileged segments of society and help create employment opportunities.	Positive

534 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements Sr. Material issue Indicate Rationale for Approach to adapt or mitigate Positive/ Negative No identified whether risk or identifying the risk/ Implications opportunity opportunity Housing fulfils a key The Bank is committed to offering social objective. Given home loan solutions to all income the housing shortage categories. Of the home loans in the country, the approved during the year, 38% in Bank recognises the value terms and 64% in volume potential to increase terms were to customers from the mortgage penetration economically weaker segments in India. (EWS), low-income group (LIG) and middle-income groups (MIG) where annual household incomes are up to ₹ 3 lakh, ₹ 6 lakh and ₹ 18 lakh respectively. 2 Social Responsibility Opportunity The Bank is The core focus areas of Corporate Positive towards Society committed to Social Responsibility (CSR) of the transforming the lives Bank entail: of millions of Indians Rural development through its social Promotion of education initiatives. Skill, training and livelihood The vision is to enhancement contribute to the social and economic Healthcare and hygiene development of Financial literacy and inclusion the community by The Bank has cumulatively empowering them impacted over 101.9 million lives on and driving a positive a pan-India basis through its social change in their lives, initiatives. that in turn enables In FY 23-24 the Bank disbursed them to actively participate in the an amount of ₹ 945 crore towards growth of the nation. CSR. 3 Responsible Lending Opportunity The Bank sees The Bank has put in place a Positive opportunities in Sustainable Finance Framework supporting customers which inter alia focuses on 10 in transitioning to green categories: Renewable greener pathways. Energy, Energy Efficiency, Pollution Prevention and Control, Sustainable Water and Wastewater Management, Environmentally Sustainable Management of Living Natural Resources and Land Use, Terrestrial and Aquatic Biodiversity, Clean Transportation, Climate Change Adaptation, Circular Economy and Green Buildings. These are some areas where the Bank sees opportunities through the provision of transition financing. Integrated Annual Report 2023-24 535

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Sr. No	Material issue identified	Indicate whether risk or opportunity	Rationale for identifying the risk/ opportunity	Approach to adapt or mitigate	Positive/ Negative Implications
		Risk	The Bank is also cognisant of climate-related financial risks and the need to address these issues. Risks entail possible physical and transition risks, pertaining to the Bank's own assets and its lending portfolio. The Bank recognises the importance of making better climate-informed financial decisions. There could arise reputational risks if the Bank is unable to meet changing requirements of its key stakeholders pertaining to its climate-related financial disclosures.	The Bank has an ESG Risk Management Policy for lending wherein certain wholesale borrowers with direct risk appetite above a prescribed threshold undergo an enhanced Environmental and Social (E&S) due diligence as part of the Credit Appetite Memorandum. The Bank also has an exclusion list for lending, wherein it will not lend to specified sectors / categories which in the Bank's assessment are detrimental from an environmental and social (E&S) risk perspective. The Bank on a voluntary basis has been making climate- related financial disclosures and will continue to increase its disclosures. For calendar year 2023, the Bank received an upgrade to 'B' score in its CDP questionnaire on Climate Change. The rating signifies that the Bank is taking co- ordinated action on climate- related issues.	Negative

SECTION B: MANAGEMENT AND PROCESS DISCLOSURES

The National Guidelines for Responsible Business Conduct (NGRBC) as prescribed by the Ministry of Corporate

Affairs advocates nine principles referred as P1-P9 as given below:

P1	Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable
P2	Businesses should provide goods and services in a manner that is sustainable and safe
P3	Businesses should respect and promote the well-being of all employees, including those in their in their value chain
P4	Businesses should respect the interests of and be responsive towards all its stakeholders
P5	Businesses should respect and promote human rights
P6	Businesses should respect, and make efforts to protect and restore the environment
P7	Businesses when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent
P8	Businesses should promote inclusive growth and equitable development
P9	Businesses should engage with and provide value to their consumers in a responsible manner

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Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Policy and Management Processes

Disclosure Questions	P1 Ethics & Transparency	P2 Product Responsibility	P3 Human Resources	P4 Responsiveness to Stakeholders	P5 Respect for Human Rights	P6 Protect Environment	P7 Public Policy Advocacy	P8 Inclusive Growth	P9 Customer Engagement
Policy and management processes									
1. a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
b. Has the policy been approved by the Board? (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
c. Web Link of the Policies, if available	The policies have been developed based on best practices or as per regulatory requirements and through appropriate consultation with relevant stakeholders. Policies may include a combination of internal policies of the Bank which are accessible to all internal stakeholders and policies placed on the Bank's website. Also refer to Codes and Policies section on our website. (Refer to Note 1 for further details)								
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4. Name of the national and international codes/ certifications/ labels/ standards (e.g., Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g., SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.						Note 2			Note 3
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.			Note 4(i)			Note 4(ii)		Note 4(iii)	
6. Performance of the entity against the specific commitments, goals, and targets along-with reasons in case the same are not met.			Note 4(i)			Note 4(ii)		Note 4(iii)	

Governance, leadership, and oversight	
7. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets, and achievements	The statement is at the beginning of the BRSR. Further details on ESG are elucidated in various sections of the Integrated Annual Report.
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)	Mr. Kaizad Bharucha, Deputy Managing Director
9. Does the entity have a specified Committee of the Board / Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details	Yes. The CSR and ESG Committee of the Board has direct oversight on ESG and sustainability related issues. The Committee is chaired by an independent director. The committee meets on a quarterly basis. The Deputy Managing Director is responsible for ESG and sustainability related issues at the Bank.

10. Details of Review of NGRBCs

Subject for Review	Review of principles undertaken by and frequency
Performance against above policies and follow up action	While the CSR & ESG committee meets on a quarterly basis, review of the BRSR is done on an annual basis by the Board.
Compliance with statutory requirements of relevance to the principles	The Bank is in compliance with the extant regulations, as applicable.

Integrated Annual Report **2023-24** 537

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

	P1	P2	P3	P4	P5	P6	P7	P8	P9
11. Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide the name of the agency	Note 5	Note 6	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
12. If the answer to thequestion above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:					-				

Note 1

Principle-wise policies		
P1	Ethics & Transparency	Code of Conduct & Ethics Manual Conduct Philosophy Policy on KYC norms, AML and CFT measures Whistleblower Policy
P2	Product Responsibility	Sustainable Finance Framework Code of Bank's Commitment to Customers Fair Practice Code for Lending DSA Code of Conduct
P3	Human Resources	Code of Conduct & Ethics Manual Diversity, Equity and Inclusion Policy ESG Policy Framework
P4	Responsive to Stakeholders, particularly the marginalised	Sustainable Livelihood Initiative CSR Policy ESG Policy Framework
P5	Respect for Human Rights	Human Rights Statement Diversity, Equity and Inclusion Policy Code of Conduct & Ethics Manual
P6	Protect Environment	Sustainable Finance Framework ESG Policy Framework Environment Policy
P7	Public Policy Advocacy	Conduct Philosophy
P8	Inclusive Growth	CSR Policy Diversity, Equity and Inclusion Policy Sustainable Finance Framework
P9	Customer Engagement	Corporate Commitment Conduct Philosophy Grievance Redressal Policy Whistleblower Policy

Note 2: As of March 31, 2024, 2,026 of the branches/offices were certified as green by Indian Green Building Council (IGBC).

Note 3: The information security programme is based on ISO 27001: 2013 and NIST framework. The Business Continuity Programme is also ISO 22301: 2019 certified.

Note 4: Goals and Targets

(i) The Bank upholds the principles of an inclusive environment at the workplace and stands committed to increasing gender diversity at the workplace. The Bank aims to achieve gender diversity of 27% (share of women employees) by FY27. For further details, refer to the section on 'Social - People' in the Integrated Annual Report.

(ii) The Bank aspires to be carbon neutral by FY32. For further details, refer to the 'Environment' section in the Integrated Annual Report.

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(iii) The Bank has considered multiple targets as part of its 'Parivartan' initiative, which is elucidated in the section 'Social - Communities' in the Integrated Annual Report.

Note 5: Policies of the Bank are evaluated internally and annually where applicable.

Note 6: The Bank has a Second Party Opinion for its Sustainable Finance Framework by Sustainalytics.

SECTION C: PRINCIPLE-WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the principles during the financial year

Segment	Total number of training and awareness programmes held	Topics/ principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board of Directors	26	Regulations, cyber security, banking technologies, Know Your Customer (KYC) & Anti-Money Laundering (AML), ESG, business verticals, customer service, subsidiaries, risk management, human resources, investments, investor relations amongst others. Impact: Keep the directors and KMPs abreast of various developments in the Bank, regulatory updates and other requisite familiarisation programmes. This enables increased strategic inputs.	97
Key Managerial Personnel (KMP)	22		100
Employees other than Board of Directors or KMPs	1,449	Trainings are through external and internal programmes. Certain trainings are role specific. Training through the Bank's 'MPower' platform entail a combination of mandatory and voluntary trainings. Some of the role agnostic trainings *inter alia* are: • Code of Conduct • Cyber Security • PoSH Policy • KYC & AML Impact: Upgradation of skills sets and knowledge enhances employee productivity and ensures alignment of ethics and values that the Bank upholds.	93^

^ As of March 31, 2024, certain newly recruited employees would be in the process of completing trainings. Specific timelines are prescribed for employees to complete specified trainings.

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BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

2. Details of fines /penalties / punishment / award / compounding fees / settlement amount paid in proceedings with regulators / law enforcement agencies/judicial institutions in FY 23-24

(Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website:

	Monetary				
	NGRBC Principle	**Name of the regulatory / enforcement agencies / judicial institutions**	**Amount (In ₹)**	**Brief of the Case**	**Has an appeal been preferred? (Yes/No)**
Penalty/Fine	1	-	Nil	N.A.	N.A.
Settlement	1	RBI	10,000	Contravention of directions issued by the RBI in exercise of the powers conferred to RBI under Section 11(3) of FEMA, 1999	No
Settlement	1	SEBI	9,18,750	The Bank permitted a foreign portfolio investor to transact in the Indian securities market, despite being ineligible in terms of the SEBI (Foreign Portfolio Investors) Regulations, 2019 ("FPI Regulations")	No
Compounding Fee	-	-	Nil	N.A.	N.A.

	Non-Monetary			
	NGRBC Principle	**Name of the regulatory / enforcement agencies / judicial Institutions**	**Brief of the case**	**Has an appeal been preferred? (Yes/No)**
Imprisonment	1	Nil	N.A.	N.A.
Punishment	1	Nil	N.A.	N.A.

3. Of the instances disclosed in Question 2 above, details of the appeal / revision preferred in cases where monetary or non-monetary action has been appealed.

N.A.

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes, the Bank has policy on Know Your Customer (KYC) Norms, Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT). The primary objective of the policy is to prevent the Bank from being used, intentionally or unintentionally, by criminal elements for money laundering or financing of terrorism.

Web link:

Know Your Customer (KYC) Norms, Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT) Measures (hdfcbank.com);

Note on KYC/ AML/ CFT Process

540 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 5. Number of Directors / KMPs / employees against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption FY 2023-24 FY 2022-23 Directors Nil Nil KMPs Nil Nil Employees Nil Nil 6. Details of complaints with regards to conflict of interest FY 2023-24 FY 2022-23 Number Remarks Number Remarks Number of complaints received in relation to Nil N.A. Nil N.A. issues of conflict of interest of directors Number of complaints received in relation to Nil N.A. Nil N.A. issues of conflict of interest of KMPs 7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest. N.A. 8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods / services procured) in the following format: FY 2023-24 FY 2022-23 Number of days of accounts payables 7.4 9.2 Note: An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above. The denominator for the above KPI represents ‘purchases’ made from vendors forming part of Schedule 16 and additions to fixed assets as per Schedule 10 of the Standalone Audited Financial Statements of the Bank. 9. Openness of Business Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format: Parameter Metrics FY 2023-24 FY 2022-23 Concentration of a. Purchases from trading houses as % of total —Purchases purchases. b. Number of trading houses where purchases are made —from. Integrated Annual Report 2023-24 541

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Parameter	Metrics	FY 2023-24	FY 2022-23
	c. Purchases from top 10 trading houses as % of total purchases from trading houses.	-	-
Concentration of Sales	a. Sales to dealers / distributors as % of total sales.	-	-
	b. Number of dealers / distributors to whom sales are made	-	-
	c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	-	-
Share of RPTs in	a. Purchases (Purchases with related parties/Total purchases*	2.35%	3.78%
	b. Sales (Sales to related parties/Total Sales)**	1.81%	1.12%
	c. Loans & advances (Loans & advances given to related parties/ total loans & advances)	0.39%	0.44%
	d. Investments (Investments in related parties/Total Investments made)	1.92%	1.55%

An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above.

Note:

- In the absence of any definition in the BRSR, the Bank has considered the following definition of a trading house: "A trading house is a business that specialises in facilitating transactions between a home country and foreign countries." There were no purchases from trading houses in FY 23-24.
- The Bank does not make any sales to dealers/distributors. The Bank's products and services are offered to customers directly.
- Refer to the Bank's disclosures on Related Party Transactions (RPT) provided in Schedule 18 forming part of the Audited Standalone Financial Statements of the Bank. RPT relevant to the required disclosures have been considered for reporting in the table above.
- *For the numerator, the following RPT categories have been considered as purchases: 'fixed assets purchased from', 'interest paid to' and 'expenses for receiving services from'. For the denominator, i.e. total purchases, which includes Interest Expended under Schedule 15, Operating Expenses (with exclusions) under Schedule 16 and Addition to Fixed Assets under Schedule 10 of the Audited Standalone Financial Statements of the Bank has been considered.
- ** For the numerator, the following RPT categories have been considered as sales: 'interest received from', 'income from services rendered to' and 'dividend received from'. For the denominator i.e. total sales, Interest Earned under Schedule 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 of the Audited Standalone Financial Statements of the Bank has been considered.
- Total investments made and total loans and advances have been considered as per Schedules 8 and 9 respectively of the Audited Standalone Financial Statements of the Bank.

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the principles during the financial year

The Bank conducts various awareness programmes for its value chain partners, which may be attributed to Principle 1 and 2. Elucidated below are some of the awareness programmes:

Financial Literacy: The Bank recognises that financial literacy is extremely critical to make financial inclusion meaningful.

To help increase and strengthen the eco-system of Financial Literacy Centres (FLCs), the rural branches of the Bank conducts Financial Literacy Camps for farmers, self-help groups, small and micro entrepreneurs and senior citizens amongst others. The focus of the FLC camps is to create financial literacy awareness and safe usage of digital platforms. The Bank

542 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements has cumulatively covered over 1.53 crore customers through its FLCs. During the financial year under review, the Bank conducted 3.34 lakh FLC camps covering 16.84 lakh participants. Cyber Security Awareness: The Bank undertakes various initiatives to inculcate the practice of safe banking habits whilst transacting digitally. Some of the initiatives included hosting a conference on ‘Banking/Financial Cybercrime Prevention and Detection’ in collaboration with the Indian Institute of Public Administration (IIPA), to commemorate International Fraud Awareness Week. As a part of fraud awareness initiatives, HDFC Bank observes the first Wednesday of every month as the ‘Cyber Jagrookta Diwas’ and organises workshops covering different aspects of safe digital banking practices. Over the past four years, the Bank has conducted over 10,000 Cyber Fraud Awareness Workshops as part of its Secure Banking Initiative to promote safe digital banking practices. These workshops are aimed at educating customers, law enforcement agencies, senior citizens, Self-Help Groups, educational institutions, vendors, partners and employees, among others. During the year, the Bank conducted 16,650 Information Security Awareness programmes covering 2,00,224 customers. Direct Selling Agents: The Bank engages and spends a great deal of effort training its direct selling agents especially in terms of harnessing the new digital platforms as well as ensuring that they adhere to the Bank’s Model Code of Conduct and have the right information to provide customers on various products and services of the Bank. 2. Does the entity have processes in place to avoid/manage conflict of interests involving members of the board? (Yes/No) If yes, provide details of the same. Yes. The Board of Directors are subject to the Board approved Code of Ethics /Conduct which mandates that Board members shall avoid conflict of interest and disclose to the Board any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The Board members are required to disclose any change in their interest in any entities to the Board as and when such change occur and at a minimum at the first meeting of the Board held in the financial year. In line with the extant RBI circulars on ‘fit and proper’ criteria, the Board members are required to provide a declaration and undertaking to the Bank on an annual basis and at the time of their appointment / re-appointment. This declaration also contains information of entities in which the directors have interest. As and when any director is appointed / re-appointed, the Bank’s secretarial team carries out a due diligence exercise which inter alia examines the possibility of conflict of interest. Web-link: Code Of Ethics / Conduct PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE Essential Indicators 1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively. FY 2023-24 FY 2022-23 Details of improvements in environmental and social impacts R&D Nil Nil N.A. Capex Nil Nil N.A. Integrated Annual Report 2023-24 543

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Note: The Bank makes capex towards its physical infrastructure, including energy efficiency. The Bank also has capex towards its digitalisation initiatives which results in faster and greater efficiencies for customers. From an environmental perspective, this enables reduction in consumption of paper. The Bank on an annual basis spends ~6 to 7% of its overall expenses on technology-related areas. However, given the nature of the business of the Bank, it does not per se undertake R&D in technologies in the environmental space.

2.	a. Does the entity have procedures in place for sustainable sourcing? (Yes / No)

Wherever feasible, the Bank tries to incorporate sustainable sourcing in its operations. For procurement of quipment, the Bank ensures that energy efficiency standards are considered during the purchase of electronic equipment such as computers, laptops, lighting devices, ACs amongst others.

As of March 31, 2024, the Bank had 2,026 branches/offices in different cities, certified under the Green Interiors Rating System of Indian Green Building Council (IGBC). These green office ratings entailed Platinum, Gold and Silver ratings from IGBC.

IGBC’s comprehensive rating modules encompassing eco design approach, interior materials, water conservation, indoor environment, energy efficiency and innovation in interior design have been incorporated at the Bank’s green certified premises. The Bank has been using GreenPro certified materials such as plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives and finishes in these premises.

The Bank has also adopted #MissionZeroPaper to reduce paper usage in the day-to-day operations. Wherever feasible, the Bank replaces the use of virgin paper with recycled paper.

b.	If yes, what % of goods were sourced sustainably?

The percentage of sustainable sourcing has not been aggregated.

3.

Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.

The Bank does not have ‘physical’ product offerings in the normal course of its operations and hence reclamation of products is not applicable given the nature of the banking business.

4.

Whether Extended Producer Responsibility (EPR) is applicable to the entity’s activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.

The Bank does not have ‘physical’ product offerings in the normal course of its operations and hence reclamation of products is not applicable given the nature of the banking business.

Leadership Indicators

1.	Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details.

N.A.

544	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products/services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same

N.A.

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Input material cost	Recycled or re-used input material cost to total material cost	
	FY 2023-24	FY 2022-23
	-	-

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused

	FY 2023-24			FY 2022-23		
	Re-used	Recycled	Safely Disposed	Re-used	Recycled	Safely Disposed
Plastics (including packaging)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
E-waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Hazardous waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Note: With the merger of Housing Development Finance Corporation (e-HDFC) with HDFC Bank with effect from July 1, 2023, the Bank opted for a sustainable disposal of the flex of e-HDFC's signages which had to be changed. On a pan-India basis, all the signage convertor vendors were requested to handover the flex to cement factories for co-processing. Accordingly, 6.76 tonnes of flex from 560 locations were collected and handed over to 5 cement companies. Certificates were obtained from the cement companies that the waste would be co-processed and the same was deemed as non-hazardous waste.

Of the input materials relevant for provision of banking services, recycled paper is one of the material inputs. In FY 23-24, recycled paper constituted 7.07% of our total paper procurement which reduces the upstream emissions associated with paper procurement. Other than that, no such recyclable or reusable input in material quantities is applicable for providing banking services.

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

N.A.

Integrated Annual Report **2023-24** 545

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PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. **a. Details of measures for the well-being of employees**

Category	% of employees covered by										
	Total (A)	Health insurance Accident		Accident insurance		Maternity benefits		Paternity Benefits		Day Care facilities	
		Number (B)	% (B/A)	Number (C)	% (C/A)	Number (D)	% (D/A)	Number (E)	% (E/A)	Number (F)	% (F/A)
Permanent employees											
Male	1,57,917	1,57,917	100	1,57,917	100	0	0	1,57,917	100	0	0
Female	55,610	55,610	100	55,610	100	55,610	100	0	0	55,610	100
Total	**2,13,527**	**2,13,527**	**100**	**2,13,527**	**100**	**55,610**	**26**	**1,57,917**	**74**	**55,610**	**26**
Other than permanent employees											
Male	31	0	0	0	0	0	0	0	0	0	0
Female	7	0	0	0	0	0	0	0	0	0	0
Total	**38**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Note: All employees are covered under health and accident insurance (within India). Medical expenses and insurance to maternity claims are covered under health insurance coverage. Employees based abroad are covered as per benefits guided by local regulations in respective countries.

The Bank undertakes various employee engagement initiatives for the well-being of its employees (Refer Social – People section in the Integrated Annual Report). Towards employee well-being, the Bank offers medical insurance, medical reimbursements and health check-ups. Some offices of the Bank have creche facilities in its premises and for other locations on a pan-India basis, the Bank has tie ups with external parties who run day care centres where employees can avail such services.

b. Details of measures for the well-being of workers

N.A.

c. Spending on measures towards well-being of employees

	FY 2023-24	FY 2022-23
Cost incurred on well-being measures as a % of total revenue of the company	0.22%	0.22%

An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above.

Note:

- For the numerator, well-being measures for employees represents maternity and paternity leave benefits and expenses towards mediclaim insurance, health check-ups and medical reimbursements.
- For the denominator, revenue includes Interest Earned under Schedule 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 in the Audited Standalone Financial Statements of the Bank
- For maternity and paternity benefits, the per day salary is calculated basis the fixed pay at the financial year end or the fixed pay of the employee on the date of leaving, as applicable.

546 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 2. Details of retirement benefits for the current and previous financial year Benefits FY 2023-24 FY 2022-23 No. of employees Deducted and No. of employees Deducted and deposited covered as a % deposited with the covered as a % of with the authority of total employees authority (Y/N/N.A.) total employees (Y/N/N.A.) PF 100 Yes 100 Yes Gratuity 100 Yes 100 Yes Employee State Insurance N.A. N.A. N.A. N.A. (ESI) Others N.A. N.A. N.A. N.A. 3. Accessibility of workplaces Are the premises/offices accessible to differently abled employees as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard. The Bank has recognised the importance of improving infrastructure requirements to facilitate fair and free access for all employees. 2,027 of the Bank’s branches have ramps installed for facilitating access to differently abled stakeholders. The Bank’s ATM machines for visually challenged customers operates on a voice guided system with braille enabled keys which can guide in transacting at the ATM. 4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy. The ‘Conduct Philosophy’ enshrines that the Bank is an equal opportunity employer and does not discriminate on the basis of race, caste, religion, colour, marital status, gender, sexual orientation, age, nationality, ethnic origin. Web link: Conduct Philosophy The Diversity, Equity, Inclusion (DEI) Policy adopted by the Bank reiterates on equal opportunities for Persons with Disabilities. Web link: DEI Policy 5. Return to work and retention rates of permanent employees and workers that took parental leave. Benefits Permanent employees Return to work rate (%) Retention rate (%) Male 99.8 75.5 Female 97.5 64.0 Total 99.3 73.2 Note: Retention rate determines those who returned to work after parental leave ended and were still employed 12 months later. 6. Is there a mechanism available to receive and redress grievances for the following categories of employees If yes, give details of the mechanism in brief. Yes, the Bank has a grievance mechanism for employees. The human resources department engages closely with employees to get a pulse of the sentiment of employees. In the case of grievances, employees have access to the ‘My Concern’ portal. Integrated Annual Report 2023-24 547

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

7. **Membership of employees in association(s) or unions**

	FY 2023-24		
	Total employees in respective category (A)	No. of employees in respective category, who are part of association(s) or union (B)	% (B / A)
Total Permanent Employees	**2,13,527**	**213**	**0.10**
Male	1,57,917	159	0.10
Female	55,610	54	0.10
	FY 2022-23		
Total Permanent Employees	**1,73,222**	**242**	**0.14**
Male	1,34,022	170	0.13
Female	39,200	72	0.18

8. **Details of training given to employees**

Category	FY 2023-24					FY 2022-23				
	Total (A)	On health and safety / wellness measures		On skill upgradation		Total (D)	On health and safety / wellness measures		On skill upgradation	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
					Permanent employees					
Male	**1,57,917**	**1,57,917**	**100**	**1,53,513**	**97**	1,34,022	1,34,022	100	1,22,382	91
Female	**55,610**	**55,610**	**100**	**53,907**	**97**	39,200	39,200	100	35,358	90
Total	**2,13,527**	**2,13,527**	**100**	**2,07,420**	**97**	**1,73,222**	**1,73,222**	**100**	**1,57,740**	**91**
					Other than permanent employeees					
Male	31	0	0	0	0	0	0	0	0	0
Female	7	0	0	0	0	0	0	0	0	0
Total	38	0	0	0	0	**0**	**0**	**0**	**0**	**0**

9. **Details of performance and career development reviews of employees**

The Bank has a comprehensive multi-dimensional performance measurement system that aligns the organisation's goals with key objectives for each business. The performance review is carried out twice a year – (i) mid-year review and (ii) annual review. All employees are required to make a self-assessment of his/her own performance based on the key result areas of his/her roles and responsibilities. The appraiser and appraisee have a joint performance discussion based on the self-evaluation filled by the appraisee. The discussion includes feedback on performance, competencies, development needs and career aspirations post which the appraiser records his / her evaluation and overall feedback in the document.

As part of the career management / career development review process, the Bank creates opportunities for employees to develop and grow. The HR business partner along with the business / functional heads identify talent and groom them to meet future needs of the organisation by way of career progression, training and development, and opportunities to enhance knowledge and skill.

548 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Category	FY 2023-24			FY 2022-23		
	Total (A)	No.(B)	% (B/A)	Total (C)	No. (D)	% (D/C)
			Employees			
Male	1,57,948	1,35,649	86	1,34,048	1,07,192	80
Female	55,617	45,713	82	39,207	28,260	72
Total	2,13,565	1,81,362	85	1,73,255	1,35,452	78

Note: Column 'B' and 'D' comprises all employees that are eligible for performance and career development review. Only employees who have completed the probation period with the Bank are eligible for performance review.

10. Health and safety records

a. Whether an occupational health and safety records has been implemented by the entity? (Yes/No). If yes, the coverage such system?

The Bank focuses on health and safety standards at the workplace. The Bank conducts several awareness and training programmes for its employees and relevant stakeholders. Safety checks and assessments of the physical infrastructure are carried out periodically.

During the year, the 'Workplace Safety & Security Programme' was conducted to bring awareness on safety across the organisation. Awareness campaigns and training on basics of fire and safety is conducted by the Bank. In addition, during the year, the Bank conducted a special training for 5,669 employees on 'Emergency Evacuation & Life Safety'. Further an online course on fire and safety was launched during the year.

Emergency evacuation drills and training programmes on 'How to Use Fire Extinguishers' are conducted on regular basis.

To enhance fire preparedness and to ensure safety of the employees, fire and safety audits are carried out in the offices on a pan-India basis.

b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

The Bank has an internal incident reporting portal which captures incidents across locations. The concerned teams compile the root cause analysis of the incident and maintains the record of incidents, if any on the portal.

c. Whether you have processes for employees to report the work-related hazards and to remove themselves from such risks.

Yes.

d. Do the employees have access to non-occupational medical and healthcare services?

Yes.

Integrated Annual Report 2023-24 549

BUSINESS RESPONSIBILIT Y AND SUSTAINABILIT Y REPORT 11. Details of safety related incidents Safety Incident / Number Category FY 2023-24 FY 2022-23 Employees 0 0 Number of Permanent Disabilities Workers 0 0 Lost Time Injury Frequency Rate (LTIFR) (per one million-person Employees 0 0 hours worked) Workers 0 0 Employees 0 0 No. of fatalities Workers 0 0 High consequence work-related injury or ill-health (excluding Employees 0 0 fatalities) (Non core) Workers 0 0 An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above. Note: All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker related KPIs are nil and the same have not been included in any of the prescribed tables in the BRSR. For high consequence work-related injury or ill-health (excluding fatalities), the Bank has considered work-related injury or ill-health, which results in an injury from which the employee cannot or is not expected to recover fully to the previous health status. The Bank has considered injuries/fatalities caused due to the nature of the work or directly related to the performance of work-related tasks. 12. Describe the measures taken by the entity to ensure a safe and healthy workplace. The Bank has an Occupational Health and Safety Policy. The Bank has in-house safety and security professionals to help ensure a safe workplace. Awareness programmes on safety are conducted for various stakeholders. Further, a benchmarking and gap assessment is undertaken to assess for requisite up-gradations or changes required to benchmark standards on Environment, Health and Safety (EHS). 13. Number of complaints on the following made by employees FY 2023-24 FY 2022-23 Filed during Pending Remarks Filed during the Pending the year resolution at year resolution at the Remarks the end of year end of year Working conditions 0 0—0 0 -Health and safety 2 0 Behavioural issue 0 0 -in one case; Other case on office amenities was found to be unsubstantiated 550 HDFC Bank Limited

Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 14. Assessments for the year % of your plants and offices that were assessed (by entity or statutory authorities or third parties) Health and safety practices 100% assessment as part of safety internal audits 825 fire and safety third-party audits completed pan-India Working Conditions 0 15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/concerns arising from assessments of health and safety practices and working conditions. The Bank recognises the importance of a robust Environment, Health and Safety framework to ensure maintenance of benchmark health and safety practices within the organisation. With increased focus on health and well-being, special health check-up camps are conducted on a periodic basis for employees. Further, as a responsible bank, under the Business Continuity Plan, the Bank conducts robust drills on a periodic basis to ensure readiness in the eventuality of the BCP needing to be activated. Employees are encouraged to raise any safety-related issues, if any on the ‘My Concern’ portal on the intranet. Leadership Indicators 1. Does the entity extend any life insurance or any compensatory package in the event of death of employees (Y/N) Yes, the Bank extends a comprehensive compassion package in the event of death of an employee as detailed below: Payment of Ex-Gratia Scheme: To provide immediate monetary assistance to the distressed family and financial support and help to recover from the sudden deprivation of the income of the deceased employee, ex-gratia lumpsum amount as per grade up to a certain level is given; Financial support on education to the dependent children till graduation in India up to a maximum of ₹ 5 lakh per child for 2 children; Compassionate employment: With an objective to provide support to the family who has lost an earning member due to death of an employee, the kin of the employee is offered employment in the Bank based on the respective educational qualification of the candidate, subject to fulfilment of other eligibility criteria. The Bank also provides the necessary training and skills to the candidate as required. 2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners. As per the Bank’s Code of Conduct, it expects its employees and all third parties it deals with to adhere to the ethics and values as elucidated in the code. The Bank ensures that taxes/statutory dues as applicable to the transactions within the remit of the Bank are deducted and deposited in accordance with its laid out standard operating procedures which is in line with extant regulations. The Bank expects its value chain partners, including service providers to be compliant with statutory dues/other requirements. These form part of the covenants in the legal contracts between the Bank and its value chain partners. Integrated Annual Report 2023-24 551

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

3. **Provide the number of employees having suffered high consequence work-related injury/ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:**

	Total no. of affected employees		No. of employees that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY 2023-24	FY 2022-23	**FY 2023-24**	FY 2022-23
Employees	N.A. There were no work-related injuries.			

4. **Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement of employment? (Yes / No)**

Yes. The Bank offers a comprehensive suite of learning offerings in facilitator led and self-paced learning formats. The learning offerings cover a wide range of functional, professional development and leadership development themes.

The Bank runs a unique retirement transition programme, 'Life 2.0'. The programme covers financial planning, healthy living and other subject areas to ensure retired employees are gainfully engaged post-retirement.

5. **Details on assessment of value chain partners**

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	Nil
Working conditions	

Note: As part of the ESG & Climate Risk Assessment in accordance with the ESG Risk Management Policy, certain wholesale loans undergo an enhanced E&S assessment. These borrowers provide the Bank with details on their health and safety practices and working conditions as part of the social impact assessment. During the year, of the wholesale loans approved, 26% in value terms underwent enhanced E&S assessment.

6. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners.**

Not applicable.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. **Describe the processes for identifying key stakeholder groups of the entity.**

HDFC Bank maps its stakeholders based on their level of interest, influence, and impact on the Bank. This *inter alia* includes communities, investors, employees, customers, value chain partners, regulators and the government.

552 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group. Key Stakeholders Whether identified Channels of communication Frequency of Purpose and scope of as Vulnerable & (Email, SMS, Newspaper, engagement engagement including Marginalised Group Pamphlets, Advertisement, (Annually / Half yearly key topics and concerns (Yes / No) Community Meetings, / Quarterly raised during such Notice Board, Website), / others—please engagement Others specify) Communities Yes, children, youth, Planning, Meeting and Type: Information, Poverty and drudgery farmer communities Exercises—Needs Consultation, alleviation, Assessment / Baseline / Participation Improvement Participatory Rural Appraisal in quality of education, Focused Group Discussions Frequency: Appropriate resource Consultative Workshops Continuous management, Awareness Sessions and engagement/ Annual Environmental Field Demonstrations performance review sustainability, Periodic progress reviews Improvement and monitoring in community hygiene and sanitation Investors / No Quarterly financial reports, Type: Information, Compliance Governance Shareholders press releases, results Participation and ethical conference call and investor practices Economic presentation and conferences, Frequency: performance Analyst day, Investor days, Continuous interactions with shareholders engagements / and Annual General Meetings Quarterly / Annual (AGMs) Employees No Employee on-ground and Type: Information, Employee engagement, virtual connect by human Consultation, Culture and employee resources, leadership and Participation experience, Employee manager connect; wellness and safety, Frequency: Learning and Development Engagement and Pulse On-going / surveys to assess sentiment of periodic employees Employee connect initiatives like talent hunt, wellness initiatives, employee engagements among others Customers Yes, if they qualify Multiple channels—physical Type: Information, Ease of transacting across based on specified and digital, Customer Consultation channels; Innovative criteria such as satisfaction surveys, technology applications; income and / or Customer feedbacks, Frequency: Data security; Advanced gender or any other Regular interaction with Continuous analytics criteria customers Value chain partners No Regular meetings, emails, Type: Information Partnership, governance phone calls and surveys and ethical practices Frequency: Continuous engagement / Annual performance review Regulators & No Regular meetings, policy Type: Information, Compliance, Social Government updates and ministry directives, Consultation, Security schemes, mandatory filings with key Participation Relevant national regulators mandates Frequency: Continuous engagement or as per requirement Integrated Annual Report 2023-24 553

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1.

Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

The Bank interacts with a wide range of stakeholders who support the identification of important issues, evaluation of business operations, goods, services, and solutions, reduction of reputational risk, and positive impact on our internal and external environments. The engagements include town halls, training sessions, social media platforms, customer satisfaction surveys, stakeholder engagement exercises, and materiality exercises. The Board and senior management are informed of the feedback from a wide variety of stakeholders in order to get their advice and take appropriate action. Through its various committees, the Board is provided regular updates on feedback received from stakeholders on economic, environmental, and social topics - which serves as inputs for decision-making by the Board. These include, but are not limited to:

•

The Bank’s Board-level Customer Service Committee is constituted to bring about continuous improvements in the quality of customer services provided by the Bank and bring out innovative measures for enhancing the customer experience and quality of customer service.

•

The Corporate Social Responsibility & ESG (CSR & ESG) Committee of the Board identifies, executes and monitors CSR projects and ensures reporting and communication to the stakeholders on CSR, the ESG Framework and related strategy, goals and disclosures.

2.

Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. The Bank engages with its key stakeholders on an ongoing basis to identify pertinent environmental and social topics of interest to its stakeholders and addresses them through periodic updates through policies and programmes. The Bank reviewed its material topics through consultations with multiple stakeholder groups. The exercise was designed to identify how various areas impact the Bank’s stakeholders. For each of the material topics identified through this consultation process, the Bank has a robust approach, as detailed in its Integrated Annual Report. The Bank will continue to align its overall strategy in line with material topics identified.

To quote a few examples, the Bank had aligned its ESG reporting with the requirements of SEBI which is one of its key stakeholders. Additionally, the Bank ensures compliance with the requirements of RBI as updated from time to time. The Bank is also cognizant of the evolving needs of its customers and offers new products to cater to customers’ preference for ease of transactions across channels. Similarly, the Bank continues to offer new technology driven, best-in-class learning resources to its employees to cater to their learning and development needs. The Bank’s CSR programmes are also designed to cater to the local needs and context of the communities they are designed to serve.

3.	Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalised stakeholder groups.

With the guidance of the Board governed Corporate Social Responsibility (CSR) Policy, the Bank remains committed to helping marginalised communities across the country. The Bank will continue to implement well- structured programmes and interventions aimed at improving their well-being and contributing to their sustainable development.

The Bank is also committed to lending to marginal/vulnerable groups through its Sustainable Livelihoods Initiative.

554	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees who have been provided training on human rights issues and policy(ies)

Category	FY 2023-24			FY 2022-23		
	Total (A)	No. of employees covered (B)	% (B/A)	Total (C)	No. of employees covered (D)	% (D/C)
EMPLOYEES						
Permanent	2,13,527	1,93,104	90	1,73,222	1,28,047	74
Other than permanent	38	-	-	33	-	-
Total Employees	2,13,565	1,93,104	90	1,73,255	1,28,047	74

Note: Human rights training entails formal training of the Bank's policies and procedures with respect to human rights issues.

2. Details of minimum wages paid to employees.

Category	FY 2023-24					FY 2022-23				
	Total (A)	Equal to Minimum Wage		More than Minimum Wage		Total (D)	Equal to Minimum Wage		More than Minimum Wage	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
EMPLOYEES										
Permanent	**2,13,527**	**0**	**0**	**2,13,527**	**100**	**1,73,222**	**0**	**0**	**1,73,222**	**100**
Male	1,57,917	0	0	1,57,917	100	1,34,022	0	0	1,34,022	100
Female	55,610	0	0	55,610	100	39,200	0	0	39,200	100
Other than Permanent	**38**	**0**	**0**	**38**	**100**	**33**	**0**	**0**	**33**	**100**
Male	31	0	0	31	100	26	0	0	26	100
Female	7	0	0	7	100	7	0	0	7	100

3. a. Details of remuneration / salary / wages

	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Board of Directors	9	96,23,626	3	64,23,626
Key Managerial Personnel	2	2,40,87,054	0	N.A.
Employees other than BoD and KMP	1,57,911	5,45,697	55,610	3,84,188

Note: Further categorisation of details of remuneration of employees other than Board of Directors (BoD) and Key Managerial Personnel (KMP)

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BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Employees other than BoD and KMP*	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Senior Management	172	1,38,95,633	21	1,30,00,050
Middle Management	6,940	41,63,795	1,053	42,03,545
Junior Management	25,902	15,79,460	4,813	15,48,180
Non-Supervisory Staff	1,24,897	4,26,685	49,723	3,51,730

3. b. **Gross wages paid to females as % of total remuneration paid**

	FY 2023-24	FY 2022-23
Gross remuneration paid to females as % of remuneration paid	19%	17%

An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above.

Note: For the purpose of calculation of gross wages paid to females, provisions for bonus and full and final settlements have been distributed in the ratio of salary as per salary register between male and female employees.

4. **Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)**

Yes. Refer Section B for details on the authority responsible for implementation and oversight of business responsibility.

5. **Describe the internal mechanisms in place to redress grievances related to human rights issues**

The Bank strictly adheres to the conduct philosophy adopted, which prohibits the use of child, forced, or compulsory labour. The conduct philosophy includes mechanisms to address issues related to mental or physical coercion, verbal abuse, sexual harassment, sexual abuse and slavery of employees. The Bank maintains a 'zero tolerance' policy on sexual harassment. An Internal Complaints Committee is in place to address such complaints. The Bank also has a whistleblower mechanism that provides a comprehensive framework for capturing and addressing complaints or grievances from the relevant stakeholders.

6. **Number of complaints on the following made by employees**

	FY 2023-24			FY 2022-23		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Sexual Harassment	77	12	-	68	7*	-
Discrimination at workplace	0	0	-	0	0	-
Child Labour	0	0	-	0	0	-
Forced Labour / Involuntary Labour	0	0	-	0	0	-
Wages	0	0	-	0	0	-
Other human rights related issues	0	0	-	0	0	-

*Complaints reported as pending at the close of FY 22-23 were resolved in FY 23-24.

556 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 7. Complaints filed under the Sexual Harassment of Women at the Workplace (Prevention, Prohibition and Redressal) Act, 2013 (PoSH) FY 2023-24 FY 2022-23 Total complaints reported under Sexual Harassment of Women at 77 68 the Workplace (Prevention, Prohibition and Redressal) Act, 2013 Complaints on PoSH as a % of female employees (%) 0.14 0.17 Number of complaints on PoSH upheld 25 23 An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above. 8. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases As a responsible employer, the Bank is committed to creating a culture which is conducive, fair and harmonious amongst its employees. The Bank recognises its responsibility towards safeguarding and protecting women at the workplace from harassment. The Bank has put in place a code of conduct, applicable to all employees of the Bank. The Bank’s Internal Committee deals with cases of sexual harassment of women at the workplace and ensures that there is a fair and detailed investigation done in utmost confidentiality, thus ensuring protection to the aggrieved party. Further, the whistleblower policy also serves as a safe mechanism which ensures confidentiality and ensures no discrimination of the complainant. 9. Do human rights requirements form part of your business agreements and contracts (Yes / No)? Yes, as part of the ESG Risk Management Policy on lending, loans above a stipulated threshold undergo enhanced environmental and social due diligence. Human rights, including child and forced labour form part of the ESG covenants in the loan agreements as well as in the sanction letters. Additionally, the Bank’s vendors and suppliers are expected to adhere to laws addressing child, forced or trafficked labour. 10. Assessments for the year % of offices that were assessed (by entity or statutory authorities or third parties) Child labour Forced/involuntary labour Sexual harassment Nil Discrimination at workplace Wages Others—please specify 11. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above. N.A. Integrated Annual Report 2023-24 557

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT Leadership Indicators 1. Details of a business process being modified/introduced as a result of addressing human rights grievances / complaints. N.A. 2. Details of the scope and coverage of any human rights due-diligence conducted. Nil 3. Is the premise / office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016? The Bank is committed to improving infrastructure and services to be more inclusive and also ensure fair and free access for visitors. In terms of accessibility, 2,027 of the Bank’s branches have ramps installed for facilitating access to differently abled stakeholders. Many of the Bank’s premises are located on the ground floor or have elevator access. The Branch ATMs are voice-guided and Braille keypads assist visually impaired customers. Further, the Bank also offers doorstep banking services for senior citizens and differently abled customers. 4. Details on assessment of value chain partners % of value chain partners (by value of business done with such partners) that were assessed Sexual Harassment Discrimination at workplace Child Labour -Forced Labour / Involuntary Labour Wages Others—please specify Note: While assessments by value have not been aggregated, for our service providers, there are enabling clauses in the master agreements on adherence to applicable labour legislations. As part of the ESG and Climate Change Assessments undertaken for certain wholesale borrowers as per the ESG Risk Management Policy, parameters such as labour/ employee health and safety, prohibition of child labour and human rights protection are included in the E&S assessment. 5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above. N. A. 558 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity

Parameter	FY 2023-24	FY 2022-23
From renewable sources (in GJ)		
Total electricity consumption (A)	11,772.84	10,333.68
Total fuel consumption (B)	-	-
Energy consumption through other sources (C)	-	-
Total energy consumed from renewable sources (A+B+C)	11,772.84	10,333.68
From non-renewable sources (in GJ)		
Total electricity consumption (D)	25,23,514.68	15,55,810.69
Total fuel consumption (E)	4,97,686.10	4,08,954.00
Energy consumption through other sources (F)	-	-
Total energy consumed from non-renewable sources (D+E+F)	30,21,200.78	19,64,764.69
Total energy consumed (A+B+C+D+E+F) (in GJ)	30,32,973.62	19,75,098.37
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) (GJ per ₹ in crore)	9.87	10.24
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP) (GJ per USD in million)	22.58	23.44
Energy intensity in terms of physical output (GJ / Total Employees)	14.20	11.40

Note:

- Energy consumed from fuels include energy from consumption of petrol and diesel in company-owned vehicles and gensets.
- For gensets and company-owned vehicles, petrol/diesel purchase data is extracted from the Bank's financial records and the cost of diesel/petrol purchased is converted into litres of petrol/diesel using state-wise/national average rates derived from information available in the public domain.
- Electricity consumption from local grids is considered for (i) branches, offices and ATMs from financial records through spent based approach and (ii) Data centers on actual consumption. Electricity consumption from renewable energy sources is (i) generated through in-house solar rooftops installed at 25 locations and (ii) purchased green energy for 12 locations.
- Energy intensity has been computed based on Total Revenue, which includes Interest Earned under Schedule 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) earned under Schedule 14 of the Audited Standalone Financial Statements of the Bank.
- For the purpose of calculation of intensity, adjusted purchasing power parity (PPP), conversion factor @22.88 ₹/USD as per OECD has been considered.

Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent assurance has been carried out by Price Waterhouse LLP for the FY 23-24 indicators in the table above.

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BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

2. **Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.**

N.A.

3. **Provide details of the following disclosures related to water.**

Parameter	FY 2023-24	FY 2022-23
Water withdrawal by source (in kilolitres)		
(i) Surface water	0	0
(ii) Groundwater	0	0
(iii) Third party water	24,08,078.16	19,90,679.90
(iv) Seawater / desalinated water	0	0
(v) Others	0	0
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	24,08,078.16	19,90,679.90
Total volume of water consumption (in kilolitres)	4,81,615.63	3,98,135.98
Water intensity per ₹ of turnover (Total water consumption / Revenue from operations) (Kilolitre per ₹ crore)	1.57	2.07
Water intensity in terms of physical output (Total water consumption / Total Employee) (kilolitre per employee)	2.26	2.30
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Kilolitre per PPP adjusted million USD)	3.58	4.73

Note:

- Water withdrawn is estimated based on the document by the Central Ground Water Authority (CGWA), which specifies that an office employee consumes 45 litres per day per head. This amount is recorded as water withdrawn from third party source.
- Water discharged is considered as 80% of the water withdrawn from source based on Central Pollution Control Board (CPCB) database report dated December 24, 2009. Therefore, it is assumed that of the total water withdrawal, only 20% is consumed.
- The data in the above table for FY 2022-23 has been restated in order to ensure consistency with the methodology followed in the current financial year.
- For FY 23-24, water intensity has been computed based on Total Revenue which includes Interest Earned under Schedule 13 and Other Income, excluding profit / (loss) on sale of buildings & other assets (net) earned under Schedule 14 of the Audited Standalone Financial Statements of the Bank.
- For the purpose of calculation of intensity adjusted purchasing power parity (PPP), conversion factor @22.88 ₹/USD as per OECD has been considered.

Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent assurance has been carried out by Price Waterhouse LLP for the FY 23-24 indicators in the table above other than for water withdrawal by source and total volume of water withdrawal.

560 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements 4. Provide the following details related to water discharged FY 2023-24 FY 2022-23 Water discharge by destination and level of treatment (in kilolitres) (i) To surface water No treatment 0 0 With treatment—please specify level of treatment 0 0 (ii) To Groundwater No treatment 0 0 With treatment—please specify level of treatment 0 0 (iii) To Seawater No treatment 0 0 With treatment—please specify level of treatment 0 0 (iv) Sent to third parties No treatment 19,26,462.53 15,92,543.92 With treatment—please specify level of treatment 0 0 (v) Others No treatment 0 0 With treatment—please specify level of treatment 0 0 Total water discharged (in kilolitres) 19,26,462.53 15,92,543.92 Note: Water discharged is considered as 80% of the water withdrawn from source based on CPCB database report dated December 24, 2009 and reported as water sent to third parties. The data for FY 22-23 has been aligned using same approach. Indicate if any independent assessment/ evaluation / assurance has been carried out by an external agency? If yes, name of the external agency. Yes, an independent assurance has been carried out by Price Waterhouse LLP for the FY 23-24 indicators in the table above. 5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation. The Bank does not generate industrial wastewater. The Bank’s facilities are all connected to municipal wastewater collection systems or to the facility-owner’s wastewater treatment systems. The wastewater generated by the Bank’s activities are therefore directed on to the municipal wastewater collection systems or facility-owner’s wastewater treatment systems where it is treated appropriately as per the discretion of the municipal agencies/ facility owner (third parties). Integrated Annual Report 2023-24 561

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 6. Details of air emissions (other than GHG emissions) by the entity Parameter Unit FY 2023-24 FY 2022-23 NOx N.A. The Bank reports on GHG emissions for its operations. Given the nature of the banking SOx N.A. business, details of air emissions other than Particulate matter (PM) N.A. GHG is not material to the Bank. Persistent organic pollutants (POP) N.A. Volatile organic compounds (VOC) N.A. Hazardous air pollutants (HAP) N.A. Others—please specify N.A. 7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity Parameter* Unit FY 2023-24 FY 2022-23 CO2 CH4 N O HFCs CO2 CH4 N2O 2 Emissions Emissions Emissions (tCO e) Emissions Emissions Emissions 2 (tCO e) (tCO e) (tCO e) (tCO2e) (tCO e) (tCO e) 2 2 2 2 2 Total Scope 1 Metric tonnes 35,818.59 51.35 442.51 47,868.03 29,661.21 76.70 90.87 emissions of CO2 (GHG: CO2, CH4, equivalent Total: 84,180.48 Total: 29,828.77 N2O, HFCs) Total Scope 2 Metric tonnes 5,01,899.03 3,06,840.44 emissions of CO2 (GHG: CO2) equivalent Total Scope 1 and Metric tonnes 1.91 1.75 Scope 2 emission of CO2e / intensity per Revenue ` Crore of turnover (` in crore) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations) Total Scope 1 and Metric tonnes 4.36 4.00 Scope 2 emission of CO2e / intensity per Revenue Million USD of (USD in turnover adjusted million) for Purchasing Power Parity (Total Scope 1 and Scope 2 GHG emissions/ Revenue from operations adjusted for PPP) Total Scope 1 and MTCO2e per 2.74 1.94 Scope 2 emission Employee intensity in terms of physical output 562 HDFC Bank Limited

Note:

•	Scope 1 emissions include emissions from company-owned cars, company-owned diesel gensets, fugitive emissions from air conditioners and fire extinguishers.

•	Two sources of GHG emissions i.e. air conditioners and fire extinguishers have been included for Scope 1 emissions for FY 23-24, which were not included in Scope 1 emissions for FY 22-23.

•

For the computation of emissions from company-owned cars and company-owned gensets, emission factors from the Intergovernmental Panel on Climate Change (IPCC) guidelines 2006 have been applied to quantities deemed for energy consumption in Principle 6, Essential Indicators: Question 1.

•

Fugitive emissions for fire extinguishers are estimated using operational database and public factors on leakage from USEPA’s guidance, with Global Warming Potential (GWP) values derived from the IPCC Sixth Assessment Report (AR 6).

•

For air conditioners (ACs), the Bank’s Fixed Asset Register for ACs sets the boundary, with asset characteristics derived from internal databases. Emissions have been calculated using India’s refrigerant trends, average capacity of refrigerant as provided by vendors, refrigerant leakage as considered from Council on Energy, Environment and Water (CEEW)and GWP derived factors from IPCC AR 6.

•	Scope 2 emissions are reported using market-based approach with grid emission factor from Version 19 of the Central Electrical Authority’s CO2 database.

•

Scope 1 & 2 emission intensity has been computed based on Total Revenue which includes Interest Earned under Schedule 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 of the Audited Standalone Financial Statements of the Bank.

•	For the purpose of calculation of intensity adjusted Purchasing power parity (PPP), conversion factor @22.88 ₹/USD as per OECD has been considered.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent assurance has been carried out by Price Waterhouse LLP for the FY 23-24 indicators in the table above.

8.	Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.

Yes. The Bank is cognisant of its impact on the environment and is actively engaged in reducing its energy consumption and emissions across its operations. Automated energy management solutions are deployed at some of the branches, which helps monitor energy consumption and control usage. This initiative is now active at 568 branches and has resulted in savings of 16% on electricity, amounting to about 4.19 million units (kWh) in FY 23-24.

Implementation of static Power Factor (PF) solutions through the installation of Active Harmonic Filter (AHF) was another project rolled out in FY 23-24 that aims to address the correction of power factor and bring in efficiencies at the branch locations. The project was implemented at 86 locations and electricity savings amounted to close to 0.16 million units (kWh) in FY 23-24.

Wherever feasible, the Bank has also been trying to integrate renewable energy sources into the overall power consumption. The Bank has 25 rooftop solar plants with a cumulative capacity of about 720 kWp across the country. The Bank also procures green power at a premium tariff through DISCOMs at 12 locations in Maharashtra. With the procurement of over 2,639.18 MWh during FY 23-24, about 1,889.66 metric tonnes of carbon emissions were avoided during the year. To adopt a more holistic approach to emission reduction, the Bank has been evaluating all new projects for feasibility of green certification by the Indian Green Building Council (IGBC). As of March 31, 2024, 2,026 branches and offices received green certifications from IGBC.

Integrated Annual Report 2023-24	563

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 9. Provide details related to waste management by the entity Parameter FY 2023-24 FY 2022-23 Total Waste generated (in metric tonnes) Plastic waste (A) 252.61 7.01 E-waste (B) 110.58 87.00 Bio-medical waste (C) —Construction and demolition waste (D) —Battery waste (E) 20.51 16.67 Radioactive waste (F) —Other Hazardous waste (G) (Includes DG Oil waste) 89.85 4.56 Other Non-hazardous waste generated (H) 288.48 14.24 (Includes metal, textile and empty cabinet and other dry waste) Sector specific—Paper waste (I) 3,441.49 163.25 Total (A + B + C + D + E + F + G + H + I) 4,203.52 292.73 Waste intensity per rupee of turnover 0.01 0.002 (Total waste generated /Revenue from operations) (MT/ ` in crore) Waste intensity per rupee of turnover adjusted for Purchasing 0.03 0.002 Power Parity (PPP) (Total waste generated/ Revenue from operations adjusted for PPP) (MT per adjusted USD in million) Waste intensity in terms of physical output (Total waste generated per 0.02 0.002 Employee) For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) FY 2023-24 FY 2022-23 Category of waste (i) Recycled 140.41 7.01 (ii) Re-used — (iii) Other recovery operations — Total 140.41 7.01 For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes) FY 2023-24 FY 2022-23 Category of waste (i) Incineration —(ii) Landfilling —(iii) Other disposal operations 4,063.11—Total 4,063.11—Note: • Due to the nature of operations of the Bank, no bio-medical and radioactive waste attributable to the Bank was generated. • There have been no significant construction and demolition work undertaken by the Bank both, in FY 22-23 and FY 23-24. Accordingly, no construction and demolition waste was generated. • E-Waste generated, recycled and disposed, includes IT related e-waste and datacentre e-waste which is centrally managed and recycled through vendors. 564 HDFC Bank Limited

•	From FY 23-24 onwards, battery waste is being reported separately. Battery waste is centrally managed and recycled through vendors.

•

Paper waste majorly constitutes paper procured for the Bank’s own use and is shown as sector-specific paper waste. The quantity of waste generated is assumed to be disposed through other disposal operations.

•

Generation of plastic waste, hazardous waste, some quantities of paper & e-waste and non-hazardous waste are extrapolated based on actual data collected at select locations and the quantity of waste generated is assumed to be disposed through other disposal operations for FY 23-24. The information for FY 22-23 is for select locations and accordingly not comparable with the current financial year data.

•

Waste intensity has been computed based on Total Revenue which includes Interest Earned under Schedule 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 of the Audited Standalone Financial Statements of the Bank.

•	For the purpose of calculation of intensity adjusted purchasing power parity (PPP), conversion factor @22.88 ₹/USD as per OECD has been considered.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, an independent assurance has been carried out by Price Waterhouse LLP for the FY 23-24 indicators in the table above.

10.

Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

The Bank does not use hazardous and toxic chemicals in its products and processes. However, the Bank has been working towards sustainable management of waste generated from day-to-day operations. The Bank has formulated an internal Standard Operating Procedure to document its approach to waste segregation and handling in the office premises. The Bank segregates and recycles dry waste at select large offices. The dry waste from these offices is collected and disposed through authorised vendors who eventually recycle the waste. In FY 23-24, disposal of the Bank’s owned IT assets within its premises and its co-located datacenters led to the generation and recycling of 110.58 tonnes of e-waste and 20.51 tonnes of battery waste. The e-waste and battery waste was handed over to authorized recyclers, thus ensuring circularity.

11.

If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/clearances are required, please specify details.

Given the nature of the business, the Bank does not have any operations or offices in ecologically sensitive areas.

12.	Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year.

N.A.

13.

Is the entity compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and Rules thereunder (Y/N). If not, provide details of all such non-compliances.

The Bank complies with all applicable laws. There have been no instances of non-compliance with respect to the above-mentioned regulations.

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BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres)**

   For each facility / plant located in areas of water stress, provide the following information:

   (i) Name of the area
   (ii) Nature of operations
   (iii) Water withdrawal, consumption and discharge

   N. A.

2. **Please provide details of total Scope 3 emissions & its intensity, in the following format:**

Parameter*	Unit	FY 2023-24			FY 2022-23		
		CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)
Total Scope 3 emissions (Break-up of the GHG into CO_2 , CH4 , N2O, HFCs, PFCs, SF6 , NF3, if available)	Metric tonnes of CO_2 equivalent	62,945.73			48,596.12		
Total Scope 3 emissions per ₹ crore of turnover	Metric tonnes of CO_2 per ₹ in crore	0.20			0.25		
Total Scope 3 emission intensity	tCO_2e / Total Employees	0.29			0.28		

Note:

For Scope 3 GHG emissions, the Bank reports on the below categories:

- Business travel through air and rail: The distance travelled is estimated using sources available in the public domain. The applicable emission factors have been sourced from India Specific Air Transport Emission Factors, 2015 for domestic, DEFRA 2023 for international and India Specific Rail Transport Emission Factors, 2015 for rail.
- Business Travel (Cab Hire): The distance is calculated using estimates of applicable taxi fares available in the public domain. For travel within India, the applicable emission factors have been sourced from India Specific Road Transport Emission Factors, 2015. For travel outside India, emission factors for average diesel cars from DEFRA have been considered.
- Emissions from e-waste, paper waste and battery waste have been considered. To calculate emissions, recycling emission factors and conservative emission factors for disposal have been sourced from WARM Version 16, EPA 2023. For the computation of waste quantities, refer notes given under Principle 6, Essential Indicators: Question 9.
- Emissions from other facilities (i.e. electricity consumption for ATMs with no operational control): Electricity consumption at these locations has been derived using internally derived benchmarks (i.e. Geo-climatic averages of kWh consumption from other offsite ATMs).
- Scope 3 emission intensity has been computed based on Total Revenue which includes Interest Earned under Scheduled 13 and Other Income, excluding profit/(loss) on sale of buildings & other assets (net) under Schedule 14 of the Audited Standalone Financial Statements of the Bank.

566 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

Given the nature of business, the Bank does not have significant direct impacts on biodiversity. However, the Bank does ensure that the large industrial, infrastructure projects it lends to, is in compliance with all extant environmental regulations, including those linked to biodiversity.

4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following:

Sr. No	Initiative undertaken	Details of the initiative	Outcome of the initiative
1.	On-site Solar Installation	25 Solar rooftop installations commissioned so far with a total installed capacity of around 720 kWp.	631.04 MWh of electricity consumed from the solar rooftop plants, leading to an emission reduction of 451.83 tCO_2e.
2.	Green Tariff procurement	Procured Green energy at premium tariff from utility provider in order to reduce emissions of the 12 offices	Procured around 2,639.18 MWh worth of electricity under the green tariff arrangement with the DISCOMS during FY 23-24, as a result of which, about 1,889.66 tCO_2e emissions were avoided during the year.
3.	Automated Energy Management Solutions	Automated energy management solutions that help monitor energy consumption and control usage have been implemented across 568 branches	Automating energy management has resulted in savings of 16% on electricity, amounting to about 4.19 million units (kWh) during the reporting period.
4.	Active Harmonic Filter (AHF)	Static Power Factor (PF) solutions implemented across 86 locations through the installation of Active Harmonic Filter (AHF) to address the correction of power factor and bring in efficiencies at the branch locations	The project was implemented at 86 locations and electricity savings amounted to close to 0.16 million units (kWh) in FY 23-24.

5. Does the entity have a business continuity and disaster management plan?

The Bank takes proactive measures to ensure the reliability and seamless continuity of our operations. The Bank prioritises the highest standards of information and cyber security practices and data privacy measures, ensuring the protection of sensitive data and maintaining the trust of customers. Additionally, the Bank's ISO 22301:2019 certified Business Continuity Program ensures the reliability and seamless continuity of operations. The Bank's business continuity programme is meticulously designed to align with regulatory guidelines and it undergoes periodic reviews and audits.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

The Bank is cognisant of the impact that its value chain may have on the environment. The Bank's ESG Risk Management Policy incorporates Environmental and Social due diligence for specified wholesale loan exposures. Beyond verifying the borrowers' compliance with statutory laws and regulations, the Bank also assesses the corporate borrowers in terms of their current position with regards to ESG & climate change, their transition plans and their initiatives on mitigation of risks related to ESG and climate change. Regulatory frameworks on value chain and disclosures on Scope 3 emissions are still evolving in India.

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7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

   As a part of the regular credit monitoring process, the Bank assesses, relevant issues regarding environmental & social issues and the impact of climate change on the borrower's operations. Of the wholesale loans approved during the year, 26% in value terms underwent enhanced E&S due diligence.

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. **a. Number of affiliations with trade and industry chambers / associations.**

   The Bank is a member of over 18 key trade and industry chambers / associations.

   b. List of some of the trade and industry chambers/associations the entity is a member of / affiliated to

S. No.	Name of the trade and industry chambers / associations	Reach of trade and industry chambers / associations (State / National)
1.	Bombay Chambers of Commerce and Industry	National
2.	National Association of Software and Service	National
3.	Indian Institute of Banking and Finance	National
4.	Indian Banks Association	National
5.	Indo German Chamber of Commerce	International
6.	Fixed Income Money Market and Derivatives Association of India (FIMMDA)	National
7.	Foreign Exchange Dealers' Association of India (FEDAI)	National
8.	Society of Indian Automobiles Manufacturers	National
9.	Indian Construction Equipment Manufacturers Association	National

2. **Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.**

Name of authority	Brief of the case	Corrective action taken
Nil	N.A.	N.A.

There have been no cases of anti-competitive conduct by the Bank.

Leadership Indicators

1. **Details of public policy positions advocated by the entity**

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes / No)	Frequency of Review by Board (Annually / Half yearly / Quarterly / Others - please specify)	Web Link, if available
N.A. The Bank does not engage in policy advocacy. The Bank, however, does participate in external meetings pertaining to the banking sector and may provide feedback / recommendations on emerging regulations and other relevant issues.					

568 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT Essential Indicators 1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year. N.A. As per the BRSR, this section pertains to Social Impact Assessment in compliance with Right to Fair Compensation & Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. Given the nature of the business of the Bank, this is not applicable. 2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity. N.A. 3. Describe the mechanisms to receive and redress grievances of the community. The Bank’s whistleblower policy covers all stakeholders of the Bank, including the community. 4. Percentage of input material (inputs to total inputs by value) sourced from suppliers. FY 2023-24 FY 2022-23 Directly sourced from MSMEs / small producers 3.0% 3.9% Directly from within India 98.0% 98.5% An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above. Note: The denominator for the above indicator represents ‘purchases’ made from vendors forming part of Schedule 16 and additions to fixed assets as per Schedule 10 of the Audited Standalone Financial Statements of the Bank. 5. Job creation in smaller towns—Disclose remuneration paid to persons employed (including employees employed on a permanent or contract basis) in the following locations, as % of total remuneration Location FY 2023-24 FY 2022-23 Rural 4% 3% Semi-urban 16% 15% Urban 21% 22% Metropolitan* 59% 60% An independent assurance has been carried out by Price Waterhouse LLP on the FY 23-24 indicators in the table above. Note: • For the purpose of categorisation of people employed at locations in rural/semi-urban/urban/ metropolitan, the location of employees as at March 31, 2024 has been considered, as per the Reserve Bank of India classification system. * Metropolitan includes employees posted at overseas locations. Integrated Annual Report 2023-24 569

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Leadership Indicators

1. **Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above).**

   N.A.

2. **Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies.**

S. No.	State	Aspirational District	Amount spent (₹ in crore)
1	Andhra Pradesh	Vizianagaram	0.65
2	Andhra Pradesh	Visakhapatnam	0.06
3	Assam	Baksa	2.77
4	Assam	Barpeta	0.87
5	Assam	Hailakandi	1.17
6	Assam	Dhubri	1.38
7	Assam	Darrang	0.17
8	Bihar	Aurangabad	2.08
9	Bihar	Begusarai	1.66
10	Bihar	Gaya	2.17
11	Bihar	Nawada	1.97
12	Bihar	Sheikhpura	1.37
13	Bihar	Sitamarhi	1.33
14	Bihar	Jamui	1.23
15	Bihar	Banka	0.92
16	Bihar	Purnia	0.06
17	Chhattisgarh	Balrampur	0.78
18	Chhattisgarh	Kondagaon	1.71
19	Chhattisgarh	Korba	3.26
20	Chhattisgarh	Bastar	2.06
21	Chhattisgarh	Kanker	0.73
22	Chhattisgarh	Rajnandgaon	0.29
23	Chhattisgarh	Mahasamund	2.81
24	Chhattisgarh	Dantewada	0.16
25	Chhattisgarh	Narayanpur	0.10
26	Chhattisgarh	Sukma	0.30
27	Gujarat	Dahod	3.37
28	Haryana	Mewat	0.30
29	Jammu & Kashmir	Baramulla	1.92
30	Jammu & Kashmir	Kupwara	0.48
31	Jharkhand	Bokaro	3.89
32	Jharkhand	Dumka	4.56
33	Jharkhand	Giridih	2.18
34	Jharkhand	Godda	4.83

570 HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

S. No.	State	Aspirational District	Amount spent (₹ in crore)
35	Jharkhand	Gumla	2.38
36	Jharkhand	Hazaribagh	4.38
37	Jharkhand	Khunti	3.21
38	Jharkhand	Latehar	3.05
39	Jharkhand	Lohardaga	3.09
40	Jharkhand	Palamu	2.90
41	Jharkhand	Ramgarh	3.91
42	Jharkhand	Ranchi	4.26
43	Jharkhand	Simdega	2.16
44	Jharkhand	Pakur	0.23
45	Karnataka	Yadgir	1.60
46	Karnataka	Bijapur	0.34
47	Karnataka	Raichur	0.30
48	Kerala	Wayanad	2.04
49	Madhya Pradesh	Chhatarpur	1.83
50	Madhya Pradesh	Damoh	2.76
51	Madhya Pradesh	Guna	0.82
52	Madhya Pradesh	Khandwa	1.71
53	Madhya Pradesh	Rajgarh	2.08
54	Maharashtra	Aurangabad	1.07
55	Maharashtra	Nandurbar	2.97
56	Maharashtra	Osmanabad	4.21
57	Maharashtra	Washim	0.21
58	Meghalaya	Ribhoi	7.37
59	Odisha	Kalahandi	4.70
60	Odisha	Kandhamal	1.87
61	Odisha	Rayagada	1.76
62	Odisha	Nabarangpur	0.87
63	Odisha	Nuapada	2.38
64	Odisha	Dhenkanal	2.65
65	Odisha	Balangir	0.17
66	Punjab	Moga	3.78
67	Punjab	Firozpur	0.07
68	Rajasthan	Baran	2.99
69	Rajasthan	Sirohi	4.14
70	Rajasthan	Karauli	0.59
71	Rajasthan	Jaisalmer	0.17
72	Tamil Nadu	Ramanathapuram	1.16
73	Tamil Nadu	Virudhunagar	5.54
74	Telangana	Asifabad	1.13
75	Tripura	Dhalai	0.45
76	Uttar Pradesh	Bahraich	2.41
77	Uttar Pradesh	Balrampur	1.09

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S. No.	State	Aspirational District	Amount spent (₹ in crore)
78	Uttar Pradesh	Chandauli	2.66
79	Uttar Pradesh	Chitrakoot	2.75
80	Uttar Pradesh	Shrawasti	1.78
81	Uttar Pradesh	Siddharthnagar	1.22
82	Uttar Pradesh	Sonbhadra	0.98
83	Uttarakhand	Haridwar	6.26
84	Uttarakhand	Udham Singh Nagar	2.61
85	Uttarakhand	Muzaffarpur	0.78

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised/vulnerable groups? (Yes/No)

No.

(b) From which marginalised/vulnerable groups do you procure?

N.A.

(c) What percentage of total procurement (by value) does it constitute?

N.A.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge.

N.A.

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.

N.A.

6. Details of beneficiaries of CSR Projects

S. No.	CSR Project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Rural development	14,08,000	100
2	Promoting education	5,69,646	100
3	Skill training and livelihood enhancement	3,04,449	100
4	Healthcare & hygiene	23,802	100
5	Environmental sustainability	12,602	100

572 HDFC Bank Limited

Statutory Reports and Overview Introduction Our Performance How We Create Value Our Strategy Responsible Business Financial Statements PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER Essential Indicators 1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback. The Bank has adopted a well laid out Customer Service Approach and all its products and processes are customer centric to ensure seamless and quality customer service. Customers are informed about the channels available for redressal of grievances. Some of these channels where complaints are received are the retail branch, phone banking call center, e-mails, grievance redressal cell, Principal Nodal Office, social media platforms, toll free number, virtual channels, letters amongst others. Complaints are also inter alia received through external sources including regulatory bodies, RBI Ombudsman, National Consumer Help Line and Centralised Public Grievance Redress and Monitoring System (CPGRAMS). The Bank has implemented a Complaint Management System, ‘CRM Next’ for recording, resolving and monitoring of the complaints received. The Cards Business Customer Interface system is used for recording of credit card related complaints. Turnaround times are prescribed for various categories of complaints. On adequate resolution of the case, the same is communicated to the customer. With a view to improve efficiency of the Grievance Redressal Mechanism in the Bank, a formal four level Grievance Redressal Mechanism is available: Centralised Public Grievance Redress and Monitoring System: Level 1: Resolution of first-time complaints received at any of the customer facing channels Level 2: Complaints escalated to Grievance Redressal Cell Level 3: Complaints escalated to the Principal Nodal Officer Level 4: If the complaints are still not resolved to the satisfaction of the customer, they have the option to approach the RBI Ombudsman. A complaints review mechanism has been implemented to ensure a proper review of a rejected customer complaint to ensure decisions are unbiased and fair prior to the same being communicated to the customer. Further, as per extant guidelines, the Bank has appointed three internal Ombudsmen to ensure that all rejections / denials are independently reviewed by them. 2. Turnover of products and/services as a percentage of turnover from all products / service As % of total turnover Environmental and social parameters relevant to the product N.A. given the nature of the banking business Safe and responsible usage Recycling and or safe disposal Integrated Annual Report 2023-24 573

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 3. Number of consumer complaints in respect of the following FY 2023-24 FY 2022-23 Received Pending Remarks Received during Pending Remarks during the resolution at the year resolution at end year end of year* of year* Data privacy 5 0—2 0 -Advertising 36 0—33 0 -Cyber-security 0 0—0 0 -Delivery of essential 3,063 29—2,457 11 -services Restrictive Trade — — —Practices Unfair Trade Practices^ 11,563 72—7,616 88 -Others 4,70,672 14,131—4,19,246 13,262—*Pending cases are within the stipulated turnaround time (TAT) of the Bank. ^ Also includes complaints on Restrictive Trade Practices 4. Details of instances of product recalls on account of safety issues FY 2023-24 Number Reasons for recall Voluntary recalls Nil -Forced recalls Nil—5. Does the entity have a framework / policy on cyber security and risks related to data privacy? (Yes/ No) If available, provide a web-link of the policy. Yes. The links for cyber security and data privacy are as under: Cyber Security Measures Data Privacy The Bank has a board approved Information Security Policy and Cybersecurity Policy. The primary purpose of the Information Security Policy is to provide guidance on the Information Security controls that are applicable to various processes, services, people, IT and other assets across the Bank. The Bank’s Information Security policy is based the guidelines provided by the regulator on Information Security, Electronic Banking, Technology Risk Management and Cyber Frauds (G. Gopalakrishna Committee) and industry standards (ISO 27001:13 and NIST 800-53). This inter alia covers critical areas of IT governance, information security, IS audit, IT operations, IT services outsourcing, cyber fraud, business continuity planning, customer awareness programmes and legal aspects. The Bank’s Cybersecurity Framework ensures that appropriate cyber security practices are followed across the Bank’s information systems. The Bank’s Cybersecurity Framework consists of key components — identify, protect, detect, respond and recover. The Bank has a Security Operations Center (SOC), an upgraded monitoring and detection solution, 24x7 defacement monitoring and vulnerability management of the Bank’s internet properties, a dedicated programme for attack surface management, antivirus / malware programme, patch management and penetration testing amongst others to fortify the Bank’s assets, infrastructure and applications. 574 HDFC Bank Limited

Data Privacy Framework

•

Privacy Governance: The Bank has established a robust privacy governance framework that guides data privacy. This framework includes designated data privacy officer (DPO), cross-functional privacy teams and a clear chain of responsibility for privacy-related matters.

•

Data Collection and Use: The Bank is committed to transparent data collection and responsible use of personal information. The Bank communicates the purposes for which the data is collected. Individuals are provided with clear and concise privacy notices and are given the opportunity to provide informed consent for data processing activities.

•

Privacy Education and Awareness: The Bank is committed to fostering a privacy-conscious culture within the organisation. The Bank provides privacy training and awareness programmes to employees, emphasising their roles and responsibilities in protecting personal information. E-learning programmes, regular privacy updates and communication channels are maintained to keep employees informed about privacy-related matters, emerging risks and best practices.

•

Privacy by Design: Privacy is a fundamental consideration in the development of our products, services and systems. The Banks embraces the principles of ‘privacy by design’ to embed privacy safeguards into our processes from the outset. The Bank has established a process of performing data protection/privacy impact assessment to identify any privacy risk in any new/existing offerings of the Bank.

6.

Provide details of any corrective actions taken or underway on issues relating to advertising and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/action taken by regulatory authorities on safety of products/services.

The Bank’s ‘CRM Next’ system has the capability to record and categorise grievances into various types and maintain turnaround times for specific categories and sub-categories of grievances. Through the auto escalation mechanism there is more effective monitoring.

7.	Provide the following information relating to data breaches:

a.	Number of instances of data breaches:

The Bank did not witness any instances of data breaches during the year.

b.	Percentage of data breaches involving personally identifiable information of customers

Nil

c.	Impact, if any, of the data breaches

N.A.

Note: An independent assurance has been carried out by Price Waterhouse LLP on 7(b) for FY 23-24

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Leadership Indicators

1.	Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).

The weblink is: http://www.hdfcbank.com/

Details of the nodal officers of the Bank with their contact details are also provided on the website.

2.	Steps taken to inform and educate consumers about safe and responsible usage of products and / or services.

The Bank’s Corporate Commitment and Citizens Charter elucidates on these aspects. The link is:

HDFC Bank Citizen’s Charter

As a socially responsible corporate and leader in banking, the Bank recognises the importance of educating the public about safe banking practices in the era of digital payments. The Bank launched the ‘Vigil Aunty’ campaign to find an effective and creative way of educating and protecting Indians from fraudsters in an entertaining way. Further details are in the link below:

Vigil Aunty - Use Secure Banking Services for a Fraud Free India | HDFC Bank

3.	Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services.

The Bank takes proactive measures to ensure the reliability and seamless continuity of its operations. The Bank prioritises the highest standards of information and cyber security practices and data privacy measures, ensuring protection of sensitive data and maintaining the trust of its customers. Additionally, the ISO 22301:2019 certified Business Continuity Programme ensures the reliability and seamless continuity of operations. The Business Continuity Programme is designed to align with regulatory guidelines and undergoes thorough reviews and audits. The Bank’s Business Continuity Programme helps manage continuity of critical business operations and accelerated resumption of services post the incident.

4.

Does the entity display product information on the product over and above what is mandated as per local laws? (Yes / No / Not applicable) If yes, provide details in brief. Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes / No)

Customer feedback is critical and respective teams are expected to define actionables to improve the customer experience and share best practices to ensure consistent delivery across the bank. The Bank recognises the importance of the simple ‘listen-learn-act’ process to build a strong customer-centric culture.

The Bank’s Net Promoter Score (NPS) measures customer satisfaction on a pan-India basis and across a suite of products and services. The NPS, which is branded “Infinite Smiles” is an ongoing survey. In FY 23-24, 33 lakh customers responded to the survey and the overall NPS score improved to 71 compared to 66 in the previous year.

576	HDFC Bank Limited

REASONABLE ASSURANCE REPORT Price Waterhouse LLP Chartered Accountants Independent Practitioner’s Reasonable Assurance Report on Identified Sustainability Information in HDFC Bank Limited’s Business Responsibility and Sustainability Report pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 To the Board of Directors of HDFC Bank Limited We have undertaken to perform a reasonable assurance engagement for HDFC Bank Limited (the “Bank”) vide our Engagement Letter dated March 15, 2024 read with addendum thereto dated June 28, 2024 in respect of the agreed Sustainability Information referred in “Identified Sustainability Information” paragraph below (the “Identified Sustainability Information”) in accordance with the Criteria stated in the “Criteria” paragraph below. The Identified Sustainability Information is included in the Business Responsibility and Sustainability Report (“BRSR”) Section of the Integrated Annual Report of the Bank for the financial year ended March 31, 2024 pursuant to the requirement of Regulation 34(2)(f) of the Securities and Exchange Board of India (“SEBI”) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) (the “LODR Regulations”). This engagement was conducted by a team comprising assurance practitioners and environment experts. Identified Sustainability Information The Identified Sustainability Information for the financial year ended March 31, 2024, is as summarised in Appendix 1 to this report. Our reasonable assurance engagement was with respect to the financial year ended March 31, 2024 information only and we have not performed any procedures with respect to prior periods or any other elements included in the BRSR [other than those listed as BRSR Core Key Performance Indicators (“KPIs”) in Appendix i] and, therefore, do not express any opinion thereon. Criteria The criteria used by the Bank to prepare the Identified Sustainability Information is the “BRSR Core” as detailed in Appendix 1 to this report (the “Criteria”), which is a subset of the BRSR, consisting of a set of KPIs/ metrics under nine Environmental, Social and Governance (“ESG”) attributes, as specified by SEBI vide its circular SEBI/HO/CFD/CFD-SEC-2/P/CIR/2o23/122 dated July 12, 2023 (the “SEBI Circular”). Integrated Annual Report 2023-24 577

REASONABLE ASSURANCE REPORT Price Waterhouse LLP Chartered Accountants Management’s Responsibilities The Bank’s Management is responsible for determining the Reporting Boundary of the BRSR, selecting or establishing suitable criteria for preparing the Identified Sustainability Information, taking into account applicable laws and regulations including the SEBI Circular related to reporting on the Identified Sustainability Information, identification of key aspects, engagement with stakeholders, and content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal control relevant to the preparation of the BRSR and the measurement of Identified Sustainability Information, which is free from material misstatement, whether due to fraud or error. The Management and the Board of Directors of the Bank are also responsible for overseeing the Bank’s compliance with the requirements of LODR Regulations and the SEBI Circular in relation to the BRSR Core. Inherent limitations in preparing the Identified Sustainability Information The absence of a significant body of established practice on which to draw to evaluate and measure nonfinancial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between entities. In addition, Greenhouse Gas (“GHG”) quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases. Our Independence and Quality Control We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) and the International Code of Ethics for Professional Accountants (including International Independence Standards) (“IESBA Code”) issued by the International Ethics Standard Board for Accountants, which is founded on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Price Waterhouse LLP (the “Firm”) applies Standard on Quality Control 1, “Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements”, the International Standard on Quality Management (“ISQM”) 1 “Quality Management for Firms that perform Audits or Reviews of Financials Statements, or Other Assurance or Related Services Engagements” and ISQM 2 “Engagement Quality Reviews” and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. Practitioner’s Responsibilities Our responsibility is to express a reasonable assurance opinion on the Identified Sustainability Information based on the procedures we have performed and the evidence we have obtained. 578 HDFC Bank Limited

Overview Introduction Our PerformanceHow We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Price Waterhouse LLP Chartered Accountants We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (“SSAE”) 3000, “Assurance Engagements on Sustainability Information” and the Standard on Assurance Engagements (“SAE”) 3410, “Assurance Engagements on Greenhouse Gas Statements”, both issued by the Sustainability Reporting Standards Board of the ICAI, and the International Standard on Assurance Engagement (“ISAE”) 3000 (Revised), “Assurance Engagements other than Audits or Reviews of Historical Financial Information” and the ISAE 3410 “Assurance Engagements on Greenhouse Gas Statements” both issued by the International Auditing and Assurance Standards Board (collectively referred to as “the Standards”). These Standards require that we plan and perform our engagement to obtain reasonable assurance about whether the Identified Sustainability Information is prepared, in all material respects, in accordance with the Criteria. A reasonable assurance engagement involves assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the Identified Sustainability Information. The procedures we performed were based on our professional judgement and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records. Given the circumstances of the engagement, in performing the procedures referred above, we: ,· Obtained an understanding of the identified sustainability information and related disclosures. ,· Obtained an understanding of the assessment criteria and their suitability for the evaluation and /or measurements of the identified sustainability information. ,· Made enquiries of Bank’s Management, including those responsible for Sustainability, Environmental Social Governance (`ESG’), Corporate Social Responsibility (`CSR’), Human Resources (HR) etc., and those with responsibility for managing the Bank’s BRSR. ,· Obtained an understanding and performed an evaluation of the design of the key systems, processes, and controls for managing, recording and reporting on the Identified Sustainability Information. This did not include testing the operating effectiveness of management systems and controls. ,· Based on above understanding and the risks that the identified sustainability information may be materially misstated, determined the nature, timing and extent of further procedures. ,· Checked the consolidation for various branches, offices and other locations under the Standalone reporting boundary (as mentioned in the BRSR) for ensuring the completeness of data being reported. ,· Performed substantive testing on a sample basis of the Identified Sustainability Information for various branches, offices and other locations under the Standalone reporting boundary (as mentioned in the BRSR) to verify that data had been appropriately measured with underlying documents recorded, collated and reported. This included assessing records and performing testing including recalculation of sample data. ,· Assessed the level of adherence to the BRSR format issued by Securities and Exchange Board of India (SEBI) followed by the Bank in preparing the BRSR. ,· Assessed the BRSR for detecting, on a test basis, any major anomalies between the information reported in the BRSR on performance with respect to agreed information and relevant source data/information. ,· Where applicable for the Identified Sustainability Information in the BRSR, we have relied on the information in the audited standalone financial statements of the Bank for the year ended March 31, 2024 and the underlying trial balance. ,· Evaluated the reasonableness and appropriateness of significant estimates and judgements made by the Management in the preparation of the Identified Sustainable Information. ,· Obtained representations from Bank’s Management. Integrated Annual Report 2023-24 579

REASONABLE ASSURANCE REPORT Price Waterhouse LLP Chartered Accountants Exclusions Our reasonable assurance scope excludes the following and therefore, we do not express an opinion on the same: ï,· Operations of the Bank other than the Identified Sustainability Information listed in Appendix 1. ï,· Aspects of the BRSR and data/ information (qualitative or quantitative) included in the BRSR other than the Identified Sustainability Information. ï,· Data and information outside the defined reporting period, i.e., the financial year ended March 31, 2024. ï,· The statements that describe expression of opinion, belief, aspiration, expectation, aim or future intentions provided by the Bank and testing or assessing any forward-looking assertions and/ or data. Opinion Based on the procedures performed and the evidence obtained, the Bank’s Identified Sustainability Information summarised in Appendix 1 to this report and included in the BRSR for the financial year ended March 31, 2024 are prepared, in all material respects, in accordance with the Criteria. Emphasis of Matter We draw attention to the following: (a)Question No. 13 of Section A of the BRSR, in respect of the composite scheme of amalgamation of: (i) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited into and with erstwhile Housing Development Finance Corporation Limited (“erstwhile HDFC Limited”); and (ii) erstwhile HDFC Limited into and with the Bank, and the change in methodologies/ assumptions considered by the Bank in the current financial year’s disclosures in respect of certain attributes; and (b)The information presented under Question Nos. 3 and 4 of Principle 6 of the BRSR, which states that the prior financial year’s information has been restated. Our opinion is not modified in respect of these matters. Restriction on Use Our obligations in respect of this report are entirely separate from, and our responsibility and liability is in no way changed by, any other role we may have (or may have had) as auditors of the Bank or otherwise. Nothing in this report, nor anything said or done in the course of or in connection with the services that are the subject of this report, will extend any duty of care we may have in our capacity as auditors of the Bank. 580 HDFC Bank Limited

Overview Introduction Our PerformanceHow We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Price Waterhouse LLP Chartered Accountants This report has been issued at the request of the Board of Directors of the Bank to whom it is addressed, solely to enable them to comply with the requirements of the Circular and LODR Regulations and on reporting Bank’s sustainability performance and activities, for publishing the same in the Bank’s Integrated Annual Report, which includes the BRSR. Our report should not be used for any other purpose or by any person other than the addressees of our report. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any person to whom this report is shown or into whose hands it may come without our prior consent in writing. For Price Waterhouse LLP Chartered Accountants Firm Registration Number: 3o1112E/E3oo264 Heman Sabharwal Partner Membership Number: 093263 UDIN: 24093263BKFGLK1404 Place: Gurugram Date: July 09, 2024 Integrated Annual Report 2023-24 581

REASONABLE ASSURANCE REPORT Price Waterhouse LLP Chartered Accountants Appendix 1 Identified Sustainability Information (BRSR Core KPIs)  Sr. Principle andAttributeParameters (KPis) Assured No.indicator reference* 1.Principle 6- E7Green-housegas1.Total Scope 1 emissions (Break-up of the (GHG) footprintGHG into C02, CH4, N20, HFCs, PFCs, SF6, NF3, if available) 2.Total Scope 2 emissions (Break-up of the GHG (C02e) into C02, CH4, N20, HFCs, PFCs, SF6, NF3, if available) 3.GHG Emission Intensity (Scope 1 +2) a)Total Scope 1 and Scope 2 emissions (MT) I Total Revenue from Operations adjusted for PPP b)Total Scope 1 and Scope 2 emissions (MT) I Total Output of Product or Services 2.Principle 6- E3Water footprint1.Total water consumption andE42.Water consumption intensity a)Water Intensity per rupee of turnover adjusted for PPP b)Water Intensity in terms of physical output 3.Water Discharge by destination and levels of Treatment 3-Principle 6 -E1Energy Footprint1.Total Energy Consumed 2.%of energy consumed from renewable sources 3 .Energy intensity a)Energy Intensity per rupee of turnover adjusted for PPP b)Energy Intensity in terms of physical output 4-Principle 6 -E9Embracing1.Plastic waste (A) circularity-details2.E-waste (B) relatedtowaste3.Bio-medical waste (C) managementby the4.Construction and demolition waste (D) entity5·Battery waste (E) 6.Radioactive waste (F) 7 .Other Hazardous waste (G) 8 .Other Non-hazardous waste generated (H) 9.Total waste generated ((A+B + C + D + E + F + G +H) 10.Waste intensity a)Waste Intensity per rupee of turnover adjusted for PPP b)Waste Intensity in terms of physical output 11 .For each category of waste generated, total waste recovered through recycling, re- using or other recovery operations 12.For each category of waste generated, total waste disposed by nature of disposal method 582 HDFC Bank Limited

Overview Introduction Our PerformanceHow We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Price Waterhouse LLP Chartered Accountants Sr. Principle andAttributeParameters (KPis) Assured No.indicator reference* 5-Principle 3 -E1(C)Enhancing employee1.Spending on measures towards well-being wellbeing and Safetyof employees and workers- cost incurred as Principle 3 -Eua %of total revenue of the Bank 2.Details of safety related incidents for employees and workers a)Number of Permanent Disabilities b) Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked) c)No. offatalities 6 .Principle5EnablingGender1.Gross wages paid to females as a % of E3(b)Diversity in Businesswages paid 2.Complaints on POSH Principle 5—E7a)TotalComplaintsonSexual Harassment (POSH)reported b)Complaints on POSH as a% of female employees I workers c)Complaints on POSH upheld I 7•Principle 8- E4EnablingInclusive1.Input material sourced from following Developmentsources as % of total purchases -Directly sourced from MSMEs/ small producers and directly from within India Principle 8 -Es2 .Job creation in smaller towns- wages paid , to people employed in smaller towns (permanent ornon-permanent/on contract) as % of total wage cost 8 .Principle 9—E7Fairness in Engaging1.Instances involving loss/ breach of data of with Customers andcustomers as a percentage of total data Principle 1 -E8Suppliersbreaches or cyber security events 2 .Number of days of accounts payable 9-Principle 1—E9Open-nessof1.Concentration of purchases & sales done businesswith trading houses, dealers, and related parties a)Purchases from trading houses as % of total purchases b) Number of trading houses where purchases are made from c)Purchases from top 10 trading ho!lses as % of total purchases from trading houses d)Sales to dealers I distributors as % of total sales e)Number of dealers Idistributors to whom sales are made f)Sales to top 10 dealers I distributors as % of total sales to dealers I distributors 2.Loans· and advances & investments with related parties Share of RPTs (as respective %age) in- a) Purchases b) Sales c)Loans & advances Id) Investments * E denotes Essential Indicator Integrated Annual Report 2023-24 583

SHAREHOLDER INFORMATION

A) DIVIDENDS

Receipt of Dividends through Electronic mode

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 have directed that listed companies shall mandatorily make all payments to investors including dividend to shareholders, by using any RBI approved electronic mode of payment viz., National Automated Clearing House (NACH), Direct Credit, Real Time Gross Settlement (RTGS), National Electronic Fund Transfer (NEFT), etc.

In order to receive the dividend without loss of time (as and when declared by the Bank), all the eligible shareholders holding shares in demat mode are requested to update with their respective Depository Participants, their correct core banking account number, including 9-digit MICR Code and 11-digit IFSC Code, e-mail ID and Mobile No(s). This will facilitate the remittance of the dividend amount as directed by SEBI directly in the bank account electronically. Updation of e-mail IDs and Mobile No(s) will also enable sending communication relating to credit of dividend, unclaimed dividend etc.

Shareholders holding shares in physical form may communicate details relating to their core banking account, viz., core banking account number, including 9 digit MICR Code and 11 digit IFSC Code, e-mail ID and Mobile No(s) to the Registrars & Transfer Agents (R&T agent) viz., Datamatics Business Solutions Limited having address at Plot No. A 16 & 17, Part B Crosslane, MIDC, Marol, Andheri (E), Mumbai-400 093, providing duly filled in Form ISR-1 with the required documents as stated therein.

Various modes for making payment of dividend under electronic mode:

In case, the shareholder has updated the core banking account details (including 9-digit MICR Code and 11-digit IFSC code) for the purpose of payment of dividend (as and when declared by the Bank), then the Bank shall make the payment of dividend to such shareholder under any one of the following modes:

1.	National Automated Clearing House (NACH)

2.	National Electronic Fund Transfer (NEFT)

3.	Direct credit in case the shareholders have an active Bank account with HDFC Bank Limited (Direct Credit).

In case dividend paid by electronic mode is returned or rejected by the corresponding bank due to any reason then the Bank will issue a dividend warrant and print the bank account details available in its records on the said dividend warrant to avoid fraudulent encashment of the warrants. The dividend warrant will be dispatched by the R&T agent at the registered address of the shareholder.

Transfer of Equity Shares to Investor Education and Protection Fund (IEPF) Authority

Pursuant to the applicable provision of Sections 124 and 125 of the Companies Act, 2013, during the year ended

31 March, 2024, dividend amount of ₹7,13,31,984 remaining unclaimed for consecutive seven (7) years from the date of its transfer to the Unpaid Dividend Account of the Bank has been transferred to IEPF Authority, which includes dividend amount of ₹3,01,35,560 declared by the erstwhile HDFC Limited

(e-HDFC Limited).

Pursuant to the applicable provisions of Section 124(6) of the Companies Act, 2013, all equity shares in respect of which dividend has / have remained unpaid or unclaimed for consecutive seven (7) years, the corresponding equity shares have been transferred in the name of IEPF Authority as notified by the Ministry of Corporate Affairs (MCA), Government of India. The MCA has also notified the applicability of Section 124(6) along with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 with effect from September 7, 2016, as amended from time to time (collectively the “IEPF Rules”). As per said IEPF Rules, companies are required to transfer the equity shares to IEPF Authority where seven (7) years as provided under Section 124(5) of the Companies Act, 2013 have been completed and upon completion of three (3) months from the date of the notification of the IEPF Rules, as stated hereinabove.

During the year ended March 31, 2024, your Bank has transferred 491,355 equity shares on November 01, 2023 to the IEPF account bearing demat account no 12047200 13676780 which is opened with SBI CAP Securities Ltd. as Depository Participant under the Central Depository Services (India) Limited (CDSL). The IEPF Authority, till March 31, 2024, transferred 163,882 equity shares against the claims received by them from the shareholders. (Share figures reported are of the face value of ` 1.00 each).

As per the terms of Section 124(6) of the Companies Act, 2013 and Rule 7 of the IEPF Rules, the shareholders whose corresponding equity shares of the face value of ` 1.00 each stand transferred to IEPF account can claim those shares from the IEPF Authority by making an online application in Form IEPF-5 which is available at https://www.iepf.gov.in.

584	HDFC Bank Limited

Overview | Introduction | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Guidelines to file your claim

- For claiming the shares and dividend from the IEPF Authority, shareholders can make an online web-based application through MCA portal. Shareholders need to register themselves on MCA portal by creating Login ID credentials. After successful login into MCA portal, shareholders have to click on "MCA Services" tab and choose "IEPF-5" option under "Investor Services" and follow the due process for filing the form.

- Printout of the duly filled Form IEPF-5 with claimant and joint holders' (if any) signature and along with the acknowledgment issued after uploading the form will have to be submitted together with an indemnity bond in original, cancelled Cheque leaf of active bank account (details of which are mentioned by the claimant at the time of uploading the web-based form), and other documents as mentioned in Form IEPF-5 to the Nodal Officer (IEPF) of the Bank in an envelope marked "Claim for refund from IEPF Authority". Certain information about the Bank which will have to be submitted are as under:

  (a) Corporate Identification Number (CIN) of the Bank: L65920MH1994PLC080618

  (b) Name of the Bank: HDFC Bank Limited

  (c) Address of registered office of the Bank: HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

  (d) Email ID of the Bank: shareholder.grievances@hdfcbank.com

Unclaimed Dividends

As per the applicable provisions of the Companies Act, 2013 read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("IEPF Rules"), the Bank is statutorily required to transfer to the Investor Education and Protection Fund (IEPF), all dividends remaining unclaimed for a period of seven (7) years from the date they became due for payment. Dividends of HDFC Bank and Housing Development Finance Corporation Limited (eHDFC Limited) for and up to the financial year ended March 31, 2016 have already been transferred to the IEPF and the dividends of HDFC Bank and eHDFC Limited for the financial year ended March 31, 2017 will be transferred to the IEPF within the prescribed timelines.The details of unclaimed dividends for the financial year ended 2017 onwards and the last date for claiming such dividends are given hereinafter:

Details of dividends of HDFC Bank to be transferred to IEPF

Dividend for the year ended	Date of Declaration of dividend	Last date for claiming dividend
March 31, 2017	July 24, 2017	July 23, 2024
March 31, 2018	July 29, 2018	June 28, 2025
March 31, 2019	July 12, 2019	July 11, 2026
Special Interim Dividend 2019-20	July 20, 2019	July 19, 2026
March 31, 2021	July 17, 2021	July 16, 2028
March 31, 2022	July 16, 2022	July 15, 2029
March 31, 2023	August 11, 2023	August 10, 2030

Details of dividends of eHDFC Limited to be transferred to IEPF

Dividend for the Financial Year	Date of Declaration of dividend	Last date for claiming dividend
2016-17 - Final	July 26, 2017	August 24, 2024
2017-18 - Interim	March 16, 2018	April 16, 2025
2017-18 - Final	July 30, 2018	August 28, 2025
2018-19 - Interim	March 6, 2019	April 6, 2026
2018-19 - Final	August 2, 2019	August 31, 2026
2019-20	July 30, 2020	August 28, 2027
2020-21	July 20, 2021	August 20, 2028
2021-22	June 30, 2022	July 29, 2029
2022-23 - Interim	May 4, 2023	June 3, 2030

B) SHARES LYING IN UNCLAIMED SUSPENSE ACCOUNT

Particulars	Records / No. of shareholders	Equity Shares (Face value of ₹ 1.00 each)
Opening Balance as on April 1, 2023	2,715	11,45,228
Add: Unclaimed of erstwhile HDFC Limited	11	12,516
Less: Claims received and shares transferred *	167	1,17,650
Less: shares transferred to IEPF account	369	1,59,150
Closing Balance as on March 31, 2024 **	2,190	8,80,944

* Number of shareholders who approached the Bank for the transfer of shares from the suspense account.

** Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.

Integrated Annual Report 2023-24 585

S H A RE HOL D E R I N F O R M AT I O N Deduction of tax at source on dividend iv. New Pension System Trust: Declaration along with self-attested copy of documentary evidence In terms of the provisions of the Income-tax Act, 1961, (“the supporting the exemption and self-attested copy of Act”), dividend paid or distributed by a Company on or after PAN card; April 1, 2020 is taxable in the hands of the shareholders. The Company shall therefore be required to deduct tax at source at v. Other shareholders – Declaration along with self-the time of payment of dividend. The deduction of tax at source attested copy of documentary evidence supporting will be based on the category of shareholders and subject to the exemption and self-attested copy of PAN card; fulfilment of conditions as provided herein below: vi. Shareholders who have provided a valid certificate • For Resident shareholders issued under section 197 of the Act for lower / nil rate of deduction or an exemption certificate issued by Tax will be deducted at source (“TDS”) under Section the income tax authorities along with Declaration. 194 of the Act @ 10% on the amount of dividend payable unless exempt under any of the provisions of the Act. • For non-resident shareholders (including Foreign However, in case of resident shareholders, TDS would not Portfolio Investors) apply if the aggregate of total dividend distributed/paid to them by the Company during a financial year does not Tax is required to be withheld in accordance with the exceed ` 5,000/-. provisions of Section 195 and section 196D of the Act at applicable rates in force. As per the relevant provisions of Tax will not be deducted at source in cases where the Act, the tax shall be withheld @ 20% (plus applicable a shareholder provides Form 15G (applicable to all surcharge and cess) on the amount of dividend payable. individuals) / Form 15H (applicable to an individual above However, as per Section 90 of the Act, a non-resident the age of 60 years), provided that the eligibility conditions shareholder has the option to be governed by the are satisfied. Please note that all fields mentioned in the provisions of the Double Tax Avoidance Agreement Form are mandatory and the Bank may reject the forms (“DTAA”) between India and the country of tax residence submitted, if they do not fulfil the requirement of the law. of the shareholder, if they are more beneficial to the shareholder. For this purpose, i.e. to avail the Double Tax NIL / lower tax shall be deducted on the dividend payable Avoidance Agreement (DTAA) benefits, the non-resident to following resident shareholders on submission of self-shareholder will have to provide the following: declaration as listed below: i. Self-attested copy of PAN card, if any, allotted by the i. Insurance companies: Declaration that the provisions Indian Income Tax Authorities; of Section 194 of the Act are not applicable to them along with self-attested copy of registration ii. Self-attested copy of Tax Residency Certificate certificate and PAN card; (“TRC”) obtained from the tax authorities of the country of which the shareholder is resident; ii. Mutual Funds: Declaration by Mutual Fund shareholder eligible for exemption under section iii. Electronically generated Form 10F from the Income 10(23D) of the Income tax Act, 1961 along with Tax portal; self-attested copy of registration documents and PAN card; iv. Self-declaration by the non-resident shareholder of meeting DTAA eligibility requirement and satisfying iii. Alternative Investment Fund (AIF) established in beneficial ownership requirement (Non-resident India: Declaration that the shareholder is eligible for having PE in India would need to comply with exemption under section 10(23FBA) of the Act and provisions of section 206AB of the IT Act); they are established as Category I or Category II AIF under the SEBI regulations, along with copy of self-v. In case of Foreign Portfolio Investors, self-attested attested registration documents and PAN card; copy of SEBI registration certificate; 58 6 HDFC Bank Limited

vi.

In case of shareholder being tax resident of Singapore, along with the above (as may be applicable), please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA).

Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Bank of the documents submitted by non-resident shareholders and meeting requirement of the Act read with applicable DTAA. It must be ensured that self-declaration should be addressed to HDFC Bank and should be in the required format. In the absence of the same, the Bank will not be obligated to apply the beneficial DTAA rate at the time of tax deduction on dividends. Form 10F in digital format is mandatory for non-resident shareholders having PAN in India or who are required to obtain PAN in India. Form 10F in any other format will not be considered for treaty benefit.

•	Higher rate of TDS

•

In case, individual shareholders who do not have PAN / Invalid PAN/ PAN not linked with Aadhar / not registered their valid PAN details in their account, TDS at the rate of 20% shall be deducted under Section 206AA of the Act.

•	Where a shareholder is a “specified person” as per Section 206AB, TDS at the rate of 20% shall be deducted

To summarise, dividend will be paid after deducting the tax at source as under:

i.	NIL for resident shareholders receiving dividend upto Rs. 5,000/- or in case Form 15G / Form 15H (as applicable) along with self-attested copy of the PAN card is submitted.

ii.	10% for other resident shareholders in case copy of PAN card is provided/available.

iii.	20% for resident shareholders if copy of PAN card is not provided / not available/ not linked with Aadhar/ specified person as per Section 206.

iv.	Tax will be assessed on the basis of documents submitted by the non-resident shareholders.
v.	20% plus applicable surcharge and cess for non-resident shareholders in case the relevant documents are not submitted.

vi.	Lower/ NIL TDS on submission of self-attested copy of the valid certificate issued under section 197 of the Act.

Aforesaid rates will be subject to applicability of section 206AB of the Act.

In terms of Rule 37BA of Income Tax Rules 1962, if dividend income on which tax has been deducted at source is assessable in the hands of a person other than the deductee, then such deductee should file declaration with Bank in the manner prescribed by the Rules.

In case tax on dividend is deducted at a higher rate in the absence of receipt or defect in any of the aforementioned details / documents, you will be able to claim refund of the excess tax deducted by filing your income tax return. No claim shall lie against the Bank for such taxes deducted.

Updation of PAN, E-mail address and other details

Shareholders holding shares in dematerialized mode, are requested to update their records such as tax residential status, permanent account number (PAN), registered email addresses, mobile numbers and other details with their relevant depositories through their depository participants. Shareholders holding shares in physical mode are requested to furnish details to the Bank’s registrar and share transfer agent Datamatics Business Solutions Limited. The Bank is obligated to deduct tax at source (TDS) based on the records available with R&T agent and no request will be entertained for revision of TDS return.

Updation of Bank account details

While on the subject, we request you to submit / update your bank account details with your Depository Participant, in case you are holding shares in the electronic form. In case your shareholding is in the physical form, you will have to submit a scanned copy of a covering letter, duly signed by you, along with a cancelled cheque leaf with your name and bank account details and a copy of your PAN card duly self-attested to the Bank/ R&T agent. This will facilitate receipt of dividend directly into your bank account. In case the cancelled cheque leaf does not bear your name, please attach a copy of the bank passbook statement, duly self-attested.

Integrated Annual Report 2023-24	587

SHAREHOLDER INFORMATION

Updation of PAN, Choice of Nomination and other details by security holders (holding securities in physical form)

The Securities and Exchange Board of India (SEBI), vide its circular dated November 03, 2021 (subsequently amended by circulars dated December 14, 2021, March 16, 2023, November 17, 2023 and June 10, 2024) has mandated that the security holders holding shares in physical form whose folio(s) are not updated with their PAN or Contact Details or Mobile Number or Bank Account Details or Specimen Signature, then dividend amount shall be paid only through electronic mode to such security-holders with effect from April 01, 2024 upon furnishing all the aforesaid details in entirety.

The security holders (holding securities in physical form) shall furnish the documents/details, as required by sending the duly signed and scanned documents to the R&T agent of the Bank viz., Datamatics Business Solutions Limited or through registered email to hdinvestors@datamaticsbpm.com.

The aforesaid details shall be furnished by submitting the duly filled in Forms as mentioned below along with relevant supporting documents as may be applicable.

1.	Form ISR- 1 (Request for registering PAN, KYC details or changes / up-dation thereof)
2.	Form ISR- 2 (Confirmation of Signature of securities holder by the Banker)

3.	Form SH-13 (Nomination form)

4.	Form ISR- 3 (Declaration for opt-out)

5.	Form SH-14 (Change in Nomination)

On receipt of the said documents and its verification, the R&T Agent would update the requested details in its records and dividend for the year ended March 31, 2024 will be directly credited to your bank account within 15 days from the date of receipt of the documents.

The aforesaid forms can be downloaded from the website of the Bank at https://www.hdfcbank.com/personal/about-us/corporate-

governance/shareholders-information-and-helpdesk and website of

R&T Agent at https://www.datamaticsbpm.com/registrar-and-

transfer-agent/information-to-shareholders/.

Disclaimer: The information set out herein above is included for general information purposes only and does not constitute legal or tax advice. Since the tax consequences are dependent on facts and circumstances of each case, the investors are advised to consult their own tax consultant with respect to specific tax implications arising out of receipt of dividend

588	HDFC Bank Limited

www.hdfcbank.com